UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 11, 2026 (September 10, 2026)

ALCOA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-37816	81-1789115
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Isabella Street, Suite 500 Pittsburgh, Pennsylvania	15212-5858
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (412) 315-2900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On September 10, 2026 Australian Western Standard Time, South32 Limited (“South32”) released a notice of meeting and explanatory memorandum (collectively, the “Notice”) to convene a general meeting of South32 shareholders at which, among other things, such shareholders will vote on a resolution to approve the proposed sale of South32’s interests in certain bauxite, alumina and aluminum operations to Alcoa Corporation (“Alcoa”) pursuant to the Umbrella Implementation Deed, dated as of June 30, 2026, by and among, inter alios, Alcoa and South32. A copy of the Notice, which will be distributed to South32 shareholders alongside Alcoa’s prospectus filed with the Securities and Exchange Commission (“SEC”) on September 8, 2026, is attached hereto as Exhibit 99.1 and is incorporated by reference into this Item 8.01.

The Notice includes certain disclosures in respect of mineral resources and reserves that were declared and disclosed as part of South32’s annual Resource and Reserve (R&R) declaration in its 2026 Annual Report dated August 27, 2026 in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2012. Such disclosures do not comply with Subpart 1300 of Regulation S-K, which governs disclosures of mineral reserves in certain filings with the SEC, and therefore have been omitted from Exhibit 99.1. Certain information relating to the South32 general meeting but not the vote by the South32 shareholders on the resolution to approve the proposed sale of South32’s interests in certain bauxite, alumina and aluminum operations to Alcoa has also been omitted from Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit number	Description

99.1	South32 Notice of Meeting and Explanatory Memorandum, dated September 10, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Statement on Forward-Looking Statements

This Current Report on Form 8-K contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “aims,” “ambition,” “anticipates,” “believes,” “could,” “develop,” “endeavors,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “potential,” “plans,” “projects,” “reach,” “seeks,” “sees,” “should,” “strive,” “targets,” “will,” “working,” “would,” or other words of similar meaning. All statements by Alcoa Corporation (“Alcoa”) that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding Alcoa’s proposed transaction to acquire South32 Limited’s equity interests in certain bauxite, alumina, and aluminum assets (the proposed transaction referred to as the “Transaction”); the ability of the parties to complete the Transaction on the expected timeline or at all considering the closing conditions; the expected benefits of the Transaction, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the Transaction; the ability to complete any proposed debt financing in connection with the Transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances.

Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the Transaction; (b) the prohibition or delay of the completion of the Transaction by a governmental entity; (c) the risk that the Transaction may not be completed in the expected time frame or at all; (d) unexpected costs, charges or expenses, including financing commitment fees, resulting from the Transaction; (f) uncertainty of the expected financial performance following completion of the Transaction; g) uncertainty of any contingent payment required to be made in connection with the Transaction following completion; (h) failure to realize the anticipated benefits of the Transaction; (i) the occurrence of any event that could give rise to termination of the Transaction; (j) potential litigation in connection with the Transaction or other settlements or investigations that may affect the timing or occurrence of the Transaction or result in significant costs of defense, indemnification and liability; (k) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (l) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (m) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (n) competitive and complex conditions in global markets; (o) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (p) rising energy costs and interruptions or uncertainty in energy supplies; (q) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (r) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (s) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (t) changes in tax laws or exposure to additional tax liabilities; (u) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (v) disruptions in the global economy caused by ongoing regional conflicts and wars; w) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (x) global competition within and beyond the aluminum industry; (y) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (z) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (aa) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (bb) dilution of the ownership position of Alcoa’s stockholders (including as a result of the Transaction), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (cc) our ability to obtain or maintain adequate insurance coverage; (dd) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (ee) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ff) significant declines in the market value of our marketable securities; (gg) our ability to fund capital expenditures; (hh) deterioration in our credit profile or increases in interest rates; (ii) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (jj) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (kk) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (ll) labor market conditions, union disputes and other employee relations issues; and (mm) the other risk factors discussed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, Alcoa’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, and other reports filed by Alcoa with the SEC. Certain illustrative pro forma information included in certain investor materials may differ materially from pro forma information included in SEC filings, including the Registration Statement (as defined below).

Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the Transaction, are also more fully discussed in the Registration Statement referred to below. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

Other Information

The prospective financial information included in Exhibit 99.1 was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information.

The July 16, 2026 Alcoa annual guidance (“Alcoa Annual Guidance”) information referenced in the Independent Expert’s Report included in the Notice has been prepared by, and is the responsibility of, Alcoa’s management. Additionally, the Alcoa Broker Consensus (“Broker Consensus”) information referenced in the Independent Expert’s Report included in the Notice has been prepared by Grant Samuel & Associates Pty Limited. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Alcoa Annual Guidance or Broker Consensus and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report which appears in Alcoa Corporation’s Annual Report on Form 10-K for the year ended December 31, 2025 relates to Alcoa’s previously issued financial statements. It does not extend to the Alcoa Annual Guidance and Broker Consensus and should not be read to do so.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the Transaction. In connection with the Transaction, Alcoa filed a Registration Statement on Form S-4 on September 1, 2026 (including documents incorporated by reference therein, the “Registration Statement”), with the SEC. The Registration Statement was declared effective and the related final prospectus was filed on September 8, 2026. This communication is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the Transaction. Before making any investment decision, investors are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they contain important information about Alcoa and the Transaction. Investors are able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of free of charge, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCOA CORPORATION

By:	/s/ Marissa P. Earnest
Marissa P. Earnest
Senior Vice President, General Counsel – North America Operations, and Secretary

Date: September 11, 2026

Exhibit 99.1

OF NOTICE MEETING 2026

Date Thursday, 15 October 2026 Time 12.00pm (AWST) Location Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia and online by entering https://meetnow.global/S32AGM2026 into your browser. If it becomes necessary to make alternative or supplementary arrangements to hold the Meeting to those set out in this Notice of Meeting, Shareholders will be given as much notice as possible. Shareholders should monitor the Company’s website at www.south32.net/agm and ASX announcements where information relating to alternative arrangements will be provided.

South32 Notice of Meeting 1 CHAIR LETTER Dear Shareholder, I am pleased to invite you to the 2026 Annual General Meeting of South32 Limited, which will be held as a hybrid meeting on Thursday, 15 October 2026 at 12.00pm (AWST). Shareholders and guests can attend the Meeting physically at the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia or online at https://meetnow.global/S32AGM2026. Shareholders and proxy holders who attend online will be able to follow proceedings, vote and ask questions or make comments in real time. Information on how to participate in the Meeting is set out in the accompanying Notice of Meeting and in the Computershare Virtual Meeting Services Online Meeting Guide which is available at www.south32.net/agm. Chief Executive Officer, Matt Daley, and I will open the Meeting by commenting on the performance of the South32 Group during the financial year ended 30 June 2026. For further information, I encourage you to visit our website, www.south32.net, and refer to our 2026 Annual Reporting Suite. Details on each of the Resolutions to be proposed at the Meeting are included in the Notice of Meeting and the AGM Explanatory Memorandum in Annexure A and the Transaction Explanatory Memorandum in Annexure B. Other than in respect of the Resolutions in which they have a personal interest, the Directors recommend that Shareholders vote in favour of Resolutions 2 to 6 inclusive. If Resolution 8 is put to the Meeting, the Directors recommend that Shareholders vote against Resolution 8. In addition to the general business to be considered by Shareholders at the Meeting, I am pleased to provide you with an opportunity to vote on the proposed sale of our aluminium value chain assets (other than Mozal Aluminium) to Alcoa Corporation (Alcoa) that we announced on 1 July 2026 (Proposed Disposal). Shareholders are being asked to assess this transformational opportunity and vote on Resolution 7 at the Meeting. After carefully considering the benefits and risks of the Proposed Disposal, the Directors unanimously recommend that Shareholders vote in favour of Resolution 7 in the absence of a Superior Proposal (and subject to the Independent Expert maintaining its conclusion that the Proposed Disposal is in the best interests of Shareholders). Please refer to the Transaction Explanatory Memorandum (including the Independent Expert’s Report contained in Attachment 1) for more information about the Proposed Disposal including identified advantages, disadvantages and risks. Information on voting at the Meeting is available in the ‘How to Vote’ section on page 4 of the Notice of Meeting. If you cannot attend the Meeting, you may appoint a proxy to attend and vote on your behalf. To do this, you must appoint a proxy and lodge a proxy vote so that it is received by 12.00pm (AWST) on Tuesday, 13 October 2026. Information on appointing a proxy is available in the ‘How to Vote’ section on page 4 of the Notice. We encourage Shareholders to submit questions prior to the Meeting by 4.00pm (AWST) on Thursday, 8 October 2026. Information on submitting questions is available in the ‘How to ask questions’ section on page 6 of the Notice. For those of you who cannot join the Meeting, an archive of the webcast will be available after the Meeting at www.south32.net/agm. The Directors and Lead Team look forward to your attendance at our Annual General Meeting. Yours sincerely Stephen Pearce Chair

South32 Notice of Meeting 2 NOTICE OF MEETING Notice is given that the 2026 Annual General Meeting of Shareholders of South32 Limited (ABN 84 093 732 597) will be held on Thursday, 15 October 2026 at 12.00pm (AWST). Shareholders are invited to attend the Meeting at the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia or online at https://meetnow.global/S32AGM2026. Unless the context otherwise requires, capitalised terms that are used relation to Resolution 1 to 6 and 8 have the same meaning as defined in the AGM Explanatory Memorandum in Annexure A, and capitalised terms that are used in relation to Resolution 7 have the same meaning as those defined in the Transaction Explanatory Memorandum in Annexure B. BUSINESS OF THE MEETING 1. FINANCIAL REPORT, DIRECTORS’ REPORT, SUSTAINABILITY REPORT AND AUDITOR’S REPORT To receive and consider the Financial Report, Directors’ Report, Sustainability Report and Auditor’s Report for the financial year ended 30 June 2026. 2. RE-ELECTION OF DIRECTORS To consider and, if thought fit, pass the following Resolutions as separate ordinary Resolutions: (a) “That Dr Xiaoling Liu is re-elected as a Director of the Company.” (b) “That Mr Carlos Mesquita is re-elected as a Director of the Company.” (c) “That Ms Jane Nelson is re-elected as a Director of the Company.” 3. ELECTION OF DIRECTORS To consider and, if thought fit, pass the following Resolutions as separate ordinary Resolutions: (a) “That Mr Geoff Healy is elected as a Director of the Company.” (b) “That Ms Sinead Kaufman is elected as a Director of the Company.” 4. ADOPTION OF THE REMUNERATION REPORT To consider and, if thought fit, pass the following Resolution as an ordinary Resolution: “That the Remuneration Report for the financial year ended 30 June 2026 be adopted.” Note: The vote on this Resolution is advisory only and does not bind the Directors or the Company. Voting exclusion statement for Resolution 4: The Company will disregard any votes cast on Resolution 4: – by, or on behalf of, a member of the Company’s KMP named in the Remuneration Report for the financial year ended 30 June 2026 or their closely related parties (regardless of the capacity in which the vote is cast); or – as a proxy by a person who is a member of the Company’s KMP at the date of the Meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on Resolution 4: – in accordance with the directions on the Proxy Form; or – by the Chair of the Meeting pursuant to an express authorisation to exercise the proxy even though Resolution 4 relates to the remuneration of the Company’s KMP. 5. GRANT OF AWARDS TO EXECUTIVE DIRECTOR To consider and, if thought fit, pass the following Resolution as an ordinary Resolution: “That approval be given for the purposes of ASX Listing Rule 10.14 and for all other purposes, to grant equity awards to the Chief Executive Officer, Mr Matthew Daley, under South32’s short-term and long-term incentive plans as set out in the AGM Explanatory Memorandum.” Voting exclusion statement for Resolution 5: The Company will disregard any votes cast on Resolution 5: – in favour of the Resolution by, or on behalf of, Mr Matthew Daley or any of his associates (regardless of the capacity in which the vote is cast); or – as a proxy by a person who is a member of the Company’s KMP at the date of the Meeting or their closely related parties, unless the vote is cast by: – a person as proxy or attorney for a person who is entitled to vote on Resolution 5, in accordance with directions given to the proxy or attorney to vote on Resolution 5 in that way; or – the Chair of the Meeting as proxy for a person who is entitled to vote on Resolution 5, in accordance with an express authorisation to exercise the proxy as the Chair of the Meeting decides, even though Resolution 5 relates to the remuneration of a member of the Company’s KMP; or

South32 Notice of Meeting 3 – a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met: the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on Resolution 5; and the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way. 6. RENEWAL OF PROPORTIONAL TAKEOVER PROVISIONS To consider and, if thought fit, pass the following resolution as a special Resolution: “That the Company renew the proportional takeover provisions contained in rule 6 of the Company’s Constitution for a period of three years from the date of this Meeting.” 7. APPROVAL OF THE PROPOSED DISPOSAL OF THE SALE BUSINESS TO ALCOA AND ITS APPLICABLE RELATED BODIES CORPORATE To consider, and if thought fit, to pass the following Resolution as an ordinary Resolution: “That, for all purposes, the Proposed Disposal on the terms and conditions described in the Transaction Explanatory Memorandum, together with all actions or agreements or other arrangements associated with, or necessary or desirable to give effect to, the Proposed Disposal, are approved.” Note: The consequences of this Resolution 7 not being passed by Shareholders is described in sections 1.4(c), 2 and 8.2(b) of the Transaction Explanatory Memorandum. 8. CONDITIONAL BOARD SPILL MEETING RESOLUTION If required, to consider and, if thought fit, pass the following resolution as an ordinary Resolution: “That, subject to and conditional on at least 25% of the votes validly cast on Resolution 4 being cast against the adoption of the Company’s Remuneration Report for the year ended 30 June 2026: (a) an extraordinary general meeting of the Company (Spill Meeting) be held within 90 days after the passing of this Resolution; (b) all of the Non-Executive Directors who were in office when the Board resolution to make the Directors’ Report for the year ended 30 June 2026 was passed and who remain in office at the time of the Spill Meeting cease to hold office immediately before the end of the Spill Meeting; and (c) resolutions to appoint persons to offices that will be vacated immediately before the end of the Spill Meeting be put to the vote of Shareholders at the Spill Meeting.” Voting exclusion statement for Resolution 8: The Company will disregard any votes cast on Resolution 8: – by, or on behalf of, a member of the Company’s KMP named in the Company’s Remuneration Report for the year ended 30 June 2026 or their closely related parties, regardless of the capacity in which the vote is cast; or – as a proxy by a person who is a member of the Company’s KMP at the date of the Meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on Resolution 8: – in accordance with a direction as to how to vote on the Proxy Form; or – by the Chair of the Meeting pursuant to an express authorisation to exercise the proxy even though Resolution 8 is connected with the remuneration of the Company’s KMP. Note: Resolution 8 is subject to the result of Resolution 4. Resolution 8 will only be put to the Meeting if at least 25% of the votes validly cast on Resolution 4 are against Resolution 4. If you do NOT want a Spill Meeting to take place, you should vote ‘Against’ Resolution 8. If you want a Spill Meeting to take place, you should vote ‘For’ Resolution 8. By order of the Board Claire Tolcon Company Secretary 10 September 2026

South32 Notice of Meeting 4 HOW TO VOTE Entitlement to vote The Board has determined, in accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), that for the purposes of the Meeting, persons who are registered holders of shares in the Company as at 4.00pm (AWST) on Tuesday, 13 October 2026 will be entitled to attend and vote at the Meeting. Any Share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting. Voting at the Meeting by Shareholders Resolutions 2, 3, 4, 5, 7 and 8 are ordinary resolutions. Ordinary resolutions require a simple majority of votes cast by Shareholders entitled to vote on the resolution. Resolution 6 is a special resolution which requires a majority of at least 75% of votes cast by Shareholders entitled to vote on those resolutions. All Resolutions will be decided on a poll. Each Shareholder attending the Meeting has one vote for each fully paid ordinary South32 share. You may vote in one of the following ways: – in advance of the Meeting, by appointing a proxy: electronically, using the link embedded in the email (for those Shareholders who receive the notice electronically) or at www.investorvote.com.au; or by returning the Proxy Form (refer to guidance below), by 12.00pm (AWST) on Tuesday, 13 October 2026; or – during the Meeting either in person or online at https://meetnow.global/S32AGM2026. Jointly held Shares Where Shares are held jointly and more than one joint holder votes (either personally or by proxy, attorney or representative) in respect of a Resolution, the vote of the holder named first in the register will be accepted to the exclusion of the votes of other joint holders. Appointing an attorney A Shareholder may appoint an attorney to act on their behalf at the Meeting. If you wish to appoint an attorney, such appointment must be made by a duly executed power of attorney. If the power of attorney (or a certified copy) has not previously been provided to the Company’s share registry, Computershare, then it must be provided before the Meeting. Appointing a representative to vote on behalf of a body corporate Where a Shareholder is a body corporate or a body corporate is appointed as proxy, the body corporate will need to ensure that: – it appoints an individual as its corporate representative in accordance with section 250D of the Corporations Act to exercise its powers at the Meeting. An “Appointment of Corporate Representative” form signed in accordance with section 127 of the Corporations Act or by a duly appointed attorney can be used for this purpose. A copy of the form may be obtained from the Company’s share registry, Computershare, or online at www.investorcentre.com/au and select “Printable Forms”; and – if the instrument appointing the corporate representative has not been previously provided to the Company’s share registry, Computershare, then it must be provided before the Meeting. Appointing a proxy to vote on your behalf A Shareholder entitled to attend and vote at the Meeting has the right to appoint up to two proxies to act on the Shareholder’s behalf. A proxy is not required to be a Shareholder of the Company and may be an individual or a body corporate. Shareholders are encouraged to notify an appointed proxy of their appointment to enable them to participate in the Meeting and to exercise the Shareholder’s voting instructions. Appointed proxies will need to contact Computershare Investor Services on +61 3 9415 4024 to request a unique email invitation link prior to the day of the Meeting. Refer to the Computershare Virtual Meeting Services Online Meeting Guide which is available at www.south32.net/agm. A Shareholder entitled to cast two or more votes is entitled to appoint no more than two proxies to attend and vote at the Meeting and may specify the proportion or number of votes that each proxy is appointed to exercise. This may be done by specifying both names on the Proxy Form. If a Shareholder does not specify the proportion or number of votes that each proxy may exercise on the Proxy Form, then each proxy may exercise half of their votes. Fractions of votes will be disregarded. The Proxy Form contains instructions for appointing two proxies. A proxy is not revoked by the appointing shareholder attending and taking part in the Meeting, unless the appointing Shareholder votes at the Meeting on a Resolution(s) for which the proxy is proposed to be used. In which case the proxy must not vote, as the appointor’s proxy or attorney on the Resolution.

Shareholders are encouraged to complete their Proxy Form online at www.investorvote.com.au. To do this, you will need to enter the following six-digit Control Number: 139026. This number also appears on the Notice of Access letter and hard-copy Proxy Form (where you have requested a hardcopy). Shareholders are encouraged to direct their proxy how to vote. A Shareholder may direct their proxy how to vote by marking one of the boxes opposite each item of business on the Proxy Form (that is, ‘for’, ‘against’ or ‘abstain’). If a Shareholder does not mark a voting box in respect of a Resolution, their proxy can vote or abstain as they choose, subject to any voting exclusions that apply to the proxy. If you do not specify a proxy on the Proxy Form or if the person you appoint as proxy does not attend the Meeting, the Chair will be taken to be your proxy by default. In accordance with the Corporations Act, any directed proxies that are not voted as directed on a poll at the Meeting will automatically default to the Chair, who is required to vote proxies as directed. Your Proxy Form (together with any authority under which it is signed or a certified copy of the authority) must be received by the Company’s share registry, Computershare, no later than 12.00pm (AWST) on Tuesday, 13 October 2026. Proxy Forms received after this time will not be effective. South32 Notice of Meeting 5 Completing and lodging the Proxy Form You may lodge your Proxy Form in one of the following ways: – online at www.investorvote.com.au (by following the instructions set out on the website); – in Australia by post or fax - if you complete the personalised Proxy Form and send it to Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001, Australia or 1800 783 447 within Australia or +61 3 9473 2555 outside Australia; or – in South Africa by email, fax or post - if you complete the personalised Proxy Form and send it to proxy@computershare.co.za, 011 688 5238 or Computershare Investor Services (Pty) Limited, Private Bag X9000, Saxonwold 2132, South Africa. For Intermediary Online subscribers only (custodians and nominees), please submit your voting intentions online at www.intermediaryonline.com. Proxy voting by the Chair and members of the KMP If you appoint a member of the Company’s KMP or one of their closely related parties as your proxy, they will not be able to cast your votes on Resolutions 4, 5 and 8, unless you direct them how to vote, or the Chair is your proxy. If you appoint the Chair as your proxy, or the Chair becomes your proxy by default, and you do not mark a voting box for Resolutions 4, 5 and 8, then by submitting a Proxy Form you will be expressly authorising the Chair to vote in respect of the relevant Resolution even though it is connected with the remuneration of the Company’s KMP. The Chair intends to vote all available proxies in favour of each of the Resolutions set out in this Notice of Meeting, other than Resolution 8. South African Shareholders holding shares in dematerialised form through STRATE South African Shareholders who hold shares in dematerialised form through STRATE should provide voting instructions to the Central Securities Depository Participant (CSDP) or broker (as applicable) in enough time to allow the CSDP or broker to advise the registrar, and these Shareholders should contact their CSDP or broker for instructions and timing requirements for voting.

Shareholders who would like to ask the Chair, Board or management questions, are strongly encouraged to do so in writing before the Meeting. Shareholders may also submit written questions to the Company’s external auditor KPMG in advance of the Meeting, provided the question is relevant to the conduct of the audit or the content of the Auditor’s Report. All written questions must be received no later than 4.00pm (AWST) on Thursday, 8 October 2026 and may be sent to the Company in one of the following ways: South32 Notice of Meeting 6 HOW TO ASK QUESTIONS Shareholder questions prior to the Meeting – email to Company.Secretary@south32.net; – online at www.investorvote.com.au when lodging a proxy vote; or – using the Shareholder Question Form which can be downloaded from our website at www.south32.net/agm. You can lodge the form by: post to the Company’s registered office at Level 2, 100 St Georges Terrace, Perth WA 6000; or post to Computershare Investor Services Pty Limited (see page 8 for contact details). Please note that individual responses will not be sent to Shareholders. Shareholder questions during the Meeting During the Meeting, Shareholders as a whole will have a reasonable opportunity to ask questions and make comments to the Company relating to the items of business. Online participants can submit written questions via the Computershare Virtual Meeting Services platform at https://meetnow.global/S32AGM2026 or verbally via the dial-in facility – the details of which will be made available within the platform. Shareholders as a whole will also be able to ask questions of the external auditor, KPMG. Any questions during the Meeting to KPMG must be in relation to: – conduct of the audit; – preparation and content of the Auditor’s Report; – accounting policies adopted by the Company in relation to the preparation of its financial statements; – the policies adopted by the Company in relation to the preparation of any sustainability reports the Company is required to prepare; and – independence of the auditor in relation to the conduct of the audit. The Chair will endeavour to address as many of the more frequently asked questions as possible. However, there may not be sufficient time available at the Meeting to address all the questions raised.

Technical difficulties may arise during the Meeting. The Chair has discretion as to whether and how the Meeting should proceed if a technical difficulty arises. In exercising their discretion, the Chair will have regard to the number of Shareholders impacted and the extent to which participation in the business of the Meeting is affected. Where considered appropriate, the Chair may continue to hold the Meeting and transact business, including conducting a poll and voting in accordance with valid proxy instructions. For this reason, Shareholders are encouraged to lodge a proxy by 12.00pm (AWST) on Tuesday, 13 October 2026 even if they plan to attend the Meeting in-person or online. In the event of a technological failure that prevents Shareholders from having a reasonable opportunity to participate in the Meeting, South32 will provide an update on its website and the stock exchanges to communicate the details of any postponement or adjournment of the Meeting. If it becomes necessary to make further alternative or supplementary arrangements to hold the Meeting, South32 will give Shareholders as much notice as possible. South32 Notice of Meeting 7 HOW TO ATTEND THE MEETING Physically Shareholders can participate in the Meeting, ask questions and vote in person at the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia. Virtually Shareholders can participate in the Meeting, ask questions and vote in real time online once they have registered their attendance on the Computershare Virtual Meeting Services platform. Online registration will open at 11.00am (AWST) on Thursday, 15 October 2026 (one hour before the Meeting). Appointed proxies: to receive your username and password to participate in the Meeting, please contact the Company’s share registry, Computershare, on +61 3 9415 4024 to request your unique email invitation link prior to the day of the Meeting. Refer to the Computershare Virtual Meeting Services Online Meeting Guide which is available at www.south32.net/agm. Participating in the Meeting virtually To participate in the Meeting online, you can log in from your computer, smart phone, or tablet, by entering https://meetnow.global/ S32AGM2026 into your browser. You will need internet access and the latest version of Chrome, Firefox, Edge, or Safari. Once you have selected one of the options above, you will need the following information to participate in the Meeting: – the Meeting ID which is: https://meetnow.global/S32AGM2026 ; – your username, which is your Shareholder Reference Number (SRN) or Holder Identification Number (HIN); and – your password, which is the postcode registered on your holding if you are an Australian Shareholder. Guests can access the live Meeting webcast, however, will not be able to vote or ask questions. To register as a guest, please refer to the Computershare Virtual meeting Services Online Meeting Guide which is available at www.south32.net/agm. Holders of UK Depositary Interests, holders of shares dematerialised through STRATE and ADR holders may access the Meeting as a guest. Further information regarding participating in the Meeting online is detailed in the Computershare Virtual Meeting Services Online Meeting Guide which is available at www.south32.net/agm. Details on how to vote and ask questions during the Meeting are also outlined in the ‘How to Vote’ and ‘How to ask questions’ sections on pages 4 and 6 respectively. Technical difficulties

South32 uses its website and email as the primary means of communicating with Shareholders. This enables the timely receipt of information and reduces the environmental footprint of our communications. To elect to receive electronic communications, and other online services designed to help you manage your shareholding, visit the Company’s share registry, Computershare, at www.investorcentre.com. Investor Centre is a free, secure, self-service website, where Shareholders can manage their holdings online. The website enables Shareholders to view share balances, change address details, view payment and tax information, and update payment instructions. Shareholders who register their email address on Investor Centre can be notified electronically of events such as Annual General Meetings and receive Shareholder communications electronically such as the Annual Report, Notice of Meeting and dividend payment advices. South32 Notice of Meeting 8 HOW TO UPDATE YOUR DETAILS How we communicate with Shareholders In line with our commitment to the environment and our focus on lowering costs, unless you request otherwise, we will provide our Annual Report to Shareholders by making it available on our website at www.south32.net. Shareholders have the option of receiving, free of charge, a printed copy of the Annual Report. To arrange this, please update your communications preferences by contacting the Company’s share registry, Computershare. Better for you, better for the environment Computershare contact details: If you have any queries about your shareholding, contact Computershare in one of the following ways: – online by visiting www.investorcentre.com/au – Australia: Telephone: 1800 019 953 or + 61 3 9415 4169 – South Africa: Telephone: +27 (11) 373 0033 – United Kingdom: Telephone: +44 (0) 370 873 5884 – by post to the Company’s registered office at Level 2, 100 St Georges Terrace, Perth WA 6000; or – by post to the Company’s share registry, Computershare Investor Services Pty Ltd in: Australia: Computershare Investor Services Pty Limited, GPO Box 242, Melbourne Victoria 3001 South Africa: Computershare Investor Services (Pty) Limited, Private Bag X9000, Saxonwold 2132. GENERAL INFORMATION South32 listings South32 has a primary listing on the ASX, a secondary listing on the Johannesburg Stock Exchange, is admitted to listing in the equity shares (international commercial companies secondary listing) category of the Official List of the UK Financial Conduct Authority and its ordinary shares are traded on the London Stock Exchange. South32 also has a Level 1 ADR program which trades on the United States over-the-counter market.

Annexure B 1 Transaction Explanatory Memorandum ANNEXURE TRANSACTION B EXPLANATORY MEMORANDUM

Annexure B 2 Transaction Explanatory Memorandum DISCLAIMERS AND IMPORTANT NOTICES General This document is the Transaction Explanatory Memorandum to the notice of Annual General Meeting of South32 Shareholders (Notice of Meeting) to be held at 12:00pm (AWST) on 15 October 2026 at the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia and online by entering https:// meetnow.global/S32AGM2026 into your browser.This Transaction Explanatory Memorandum is important, and you should read the Notice of Meeting and this Transaction Explanatory Memorandum in full before making any decision as to how to vote on the Disposal Resolution. Purpose of this Transaction Explanatory Memorandum This Transaction Explanatory Memorandum forms part of the Notice of Meeting and has been prepared by South32 for its Shareholders in connection with the Proposed Transaction and their consideration (and, if thought fit, approval) of the Disposal Resolution. The purpose of this Transaction Explanatory Memorandum is to provide South32 Shareholders with information that the South32 Board believes to be material to deciding whether or not to approve the Disposal Resolution. This Transaction Explanatory Memorandum does not constitute or contain an offer to South32 Shareholders, or a solicitation of an offer from South32 Shareholders in any jurisdictions. This Transaction Explanatory Memorandum does not deal with the Dividend Distribution, or any other mechanism or process for distributing New Alcoa Shares and/or New Alcoa CDIs (as Consideration Shares issued under the Proposed Transaction) to South32 Shareholders following Completion. The Disposal Resolution does not involve an approval of Shareholders that is required by the ASX Listing Rules. ASX and its officers do not take any responsibility for the contents of this Transaction Explanatory Memorandum. Status of this Transaction Explanatory Memorandum This Transaction Explanatory Memorandum is not a prospectus or other disclosure document under chapter 6D of the Corporations Act. This Transaction Explanatory Memorandum is not a prospectus, registration statement or other disclosure document in the United States. None of the U.S. Securities and Exchange Commission (SEC), any state securities commission in the United States or any other U.S. regulatory authority has passed upon or determined the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States. Nothing in this Transaction Explanatory Memorandum is, or is intended to constitute, or form part of, an offer or invitation, or a solicitation of an offer, directed at or capable of acceptance by any person in the United Kingdom to buy, subscribe for or otherwise acquire South32 Shares, Alcoa Shares, Alcoa CDIs or any other securities. See Section 10.8 of this Transaction Explanatory Memorandum for further information. Responsibility for information Other than as described below, the information in this Transaction Explanatory Memorandum has been prepared by, and is the responsibility of, South32. Except as outlined below, neither Alcoa, nor any of its Related Bodies Corporate, nor any of each of their respective officers, directors, employees or advisers, assume any responsibility for the accuracy or completeness of that information. Alcoa has prepared and provided the Alcoa Information and is responsible for that information. South32 has not independently verified the Alcoa Information and makes no representation or warranty regarding its accuracy or completeness. None of South32, its directors, officers, employees or advisers, and none of Alcoa’s advisers assume any responsibility for the accuracy or completeness of the Alcoa Information or otherwise adopt or endorse the Alcoa Information. Grant Samuel & Associates Pty Limited (Grant Samuel) has prepared the Independent Expert’s Report in relation to the Proposed Transaction (contained in Attachment 1 of this Transaction Explanatory Memorandum) and takes responsibility for that report. None of South32, Alcoa or their respective directors, officers, employees and advisers (which, to avoid doubt, excludes the Independent Expert) assume any responsibility for the accuracy or completeness of the Independent Expert’s Report, except in the case of South32 and Alcoa, in relation to the information that it has, respectively, provided to the Independent Expert for the purposes of preparing the Independent Expert’s Report. AMC Consultants Pty Ltd (AMC Consultants) has prepared the Independent Technical Specialist’s Report in relation to Worsley Alumina and the MRN Bauxite Mine annexed to the Independent Expert’s Report (contained in Attachment 1 of this Transaction Explanatory Memorandum) and takes responsibility for the Independent Technical Specialist’s Report. None of South32, Alcoa or their respective directors, officers, employees and advisers (which, to avoid doubt, excludes the Independent Technical Specialist) assume any responsibility for the accuracy or completeness of the Independent Technical Specialist’s Report, except in the case of South32, in relation to the information that it has provided to the Independent Technical Specialist for the purposes of preparing the Independent Technical Specialist’s Report. KPMG Financial Advisory Services (Australia) Pty Ltd has prepared the Independent Accountant’s Report in relation to the Proposed Transaction (contained in Attachment 2 of this Transaction Explanatory Memorandum) and takes responsibility for that report. None of South32, Alcoa and their respective directors, officers, employees and advisers (which, to avoid doubt, excludes the Investigating Accountant) assume any responsibility for the accuracy or completeness of the Investigating Accountant’s Report. No person consenting to be named in this Transaction Explanatory Memorandum has withdrawn their consent to be named before the date of this Transaction Explanatory Memorandum.

Forward-looking statements This Transaction Explanatory Memorandum contains forward-looking statements in relation to the South32 Group, including statements regarding the South32 Group’s intent, belief, goals, objectives, opinions, initiatives, commitments or current expectations with respect to the South32 Group’s business, market and financial conditions, and results of operations. This Transaction Explanatory Memorandum also includes statements regarding the Proposed Transaction, the ability of the parties to complete the Proposed Transaction (on the expected timeline or at all) considering the Conditions Precedent and the expected benefits and anticipated synergies of the Proposed Transaction, all of which are forward-looking statements. Forward-looking statements can generally be identified by the use of words such as ‘forecast’, ‘estimate’, ‘plan’, ‘will’, ‘anticipate’, ‘may’, ‘believe’, ‘should’, ‘expect’, ‘intend’, ‘outlook’, ‘guidance’, ‘likely’, ‘aim’, ‘aspire’ and other similar expressions. Similarly, statements that describe objectives, plans, goals, or expectations are forward-looking statements. Forward-looking statements in this Transaction Explanatory Memorandum are based on South32’s current expectations, best estimates and assumptions as at the date of preparation, many of which are beyond South32’s control. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks and uncertainties, which may cause actual results to differ materially from those expressed in the Transaction Explanatory Memorandum. Variables and external factors that could impact forward-looking statements (including those provided by Alcoa) in this Transaction Explanatory Memorandum include but are not limited to: financial and economic conditions in various countries; fluctuations in demand, price or currency; operating results; development progress, including approvals; risks, including physical, technology and carbon emissions reductions risks; industry competition; loss of market for products; legislative, fiscal and regulatory developments; the conduct of joint venture participants and contractual counterparties, and estimates relating to cost, engineering, reserves and resources estimates. Transaction specific variables and external factors that could impact forward-looking statements in this Transaction Explanatory Memorandum include, but are not limited to: the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more Conditions Precedent; the prohibition or delay of Completion by a government entity; the risk that the Proposed Transaction may not be Completed in the expected timeframe, or at all; unexpected costs, charges or expenses resulting from the Proposed Transaction; the occurrence of any event that could give rise to termination of the Proposed Transaction or the loss of anticipated significant benefits; and potential litigation in connection with the Proposed Transaction or other settlements or investigations that may impact the timing or Completion or result in significant costs of defence, indemnification and liability. This Explanatory Memorandum also contains forward-looking statements provided by and attributable to Alcoa, including statements regarding Alcoa’s intent, belief, goals, objectives, opinions, initiatives, commitments or current or future expectations with respect to Alcoa’s business and expectations regarding the achievement of Alcoa’s operational, financial and strategic goals including post-Completion. These forward-looking statements have been included in this Explanatory Memorandum in the form and context in which they were provided by Alcoa and have not been independently verified by South32. Annexure B 3 Transaction Explanatory Memorandum South32 and Alcoa cannot predict whether forward-looking statements, or the assumptions on which they are based, will eventuate. Except as required by applicable laws or regulations, neither South32 nor Alcoa undertakes to publicly update or review any forward-looking statements. Past performance cannot be relied on as a guide to future performance. South32 Shareholders should review carefully all of the information included in this Transaction Explanatory Memorandum, including information provided by Alcoa and the risks described in Section 8. No investment advice The information and recommendations contained in this Transaction Explanatory Memorandum do not constitute, and should not be taken as, financial product advice. This Transaction Explanatory Memorandum has been prepared without reference to the particular investment objectives, financial situation and needs of any South32 Shareholders or any other person. This Transaction Explanatory Memorandum should not be relied upon as the sole basis for any decision in relation to the Proposed Transaction or your South32 Shares. Before making a decision in relation to the Proposed Transaction or your South32 Shares, including any decision to vote for or against the Disposal Resolution, you should consider whether that decision is appropriate in the light of your particular investment needs, objectives and financial circumstances. The South32 Board encourages you to consult your independent and appropriately licensed legal, financial, tax or other professional adviser before making any investment decision and any decision as to whether or not to vote in favour of the Disposal Resolution at the Transaction Meeting. This Transaction Explanatory Memorandum does not in any way constitute an offer or solicitation of an offer of New Alcoa Shares or New Alcoa CDIs in any place in which, or to any person to whom, it would be unlawful to make such an offer, solicitation or sale. No representation is made regarding the future market price or value of South32 Shares, Alcoa Shares or Alcoa CDIs. The implied enterprise value, valuation metrics and illustrative values referred to in this Transaction Explanatory Memorandum are based on assumptions and information available as at the relevant date and should not be regarded as forecasts of future market value. Foreign jurisdictions1 As at the date of this Transaction Explanatory Memorandum, it is not possible for South32 to determine the eligible foreign jurisdictions in which South32 Shareholders may participate in the Dividend Distribution and receive New Alcoa Shares or New Alcoa CDIs. As the specific date for Completion (and in turn, the date for determining entitlements to and completing the Dividend Distribution) is unknown, and given the expected passage of time between the date of the Transaction Meeting and Completion, South32 will need to consider (i) the South32 Register (including changes to the spread of jurisdictions across the South32 Register prior to the Dividend Distribution Record Date) and (ii) any amendments, modifications or other changes in foreign securities laws (including exemptions and exceptions to prospectus requirements) (as applicable), closer to the Completion Date to determine the ability for South32 to distribute New Alcoa Shares or New Alcoa CDIs to its Shareholders (especially in jurisdictions outside of Australia). 1 See Section 4.5 for more information on the Distribution to South32 Shareholders.

South32 will provide further details of the Dividend Distribution and eligible foreign jurisdictions closer to the Completion Date. See Section 4.5 of this Transaction Explanatory Memorandum for further information, as well as Section 10.3(b) in relation to the ASIC relief that South32 and Alcoa have jointly sought to enable South32 to undertake the Dividend Distribution, and any other distribution or on-sale of New Alcoa Shares or New Alcoa CDIs issued to South32 as Consideration Shares (within 12 months of that issue), without the need for Alcoa to issue a prospectus under Australian law. Taxation implications of the Proposed Transaction Section 9 provides a general outline of the Australian income tax, GST and stamp duty consequences in relation to the Proposed Transaction. Section 9 also provides a general outline of the taxation implications of the Proposed Transaction in the United Kingdom, the United States and South Africa. Section 9 does not purport to be a complete analysis or to identify all potential tax consequences nor is it intended to replace the need for specialist tax advice in respect of the particular circumstances of individual South32 Shareholders. South32 Shareholders who reside outside Australia, the United Kingdom, the United States and South Africa should seek specific tax advice in relation to the Australian and overseas tax implications of the Proposed Transaction. Annexure B Privacy South32 and the South32 Share Registry may collect personal information in the process of implementing the Proposed Transaction. The personal information may include the names, addresses, contact details and security holdings of South32 Shareholders and the names of persons appointed by South32 Shareholders as proxies, attorneys or corporate representatives at the Transaction Meeting. The collection of some of this personal information is required or authorised by the Corporations Act and will comply with all applicable legal and regulatory obligations. The primary purpose of collecting this personal information is to assist the conduct of the Transaction Meeting and to enable implementation of the Proposed Transaction. The personal information may be disclosed to South32, Alcoa and their respective Related Bodies Corporate, third party service providers, including print and mail service providers, authorised securities brokers and any other service provider to the extent necessary to implement the Proposed Transaction. The personal information may also be disclosed to Australian government agencies, law enforcement agencies and regulators, or as required under other Australian law, contract, or court or tribunal order. If the information outlined above is not collected, South32 may be hindered in, or prevented from, conducting the Transaction Meeting and implementing the Proposed Transaction. South32 Shareholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact the South32 Share Registry on 1800 019 953 (within Australia) or +61 3 9415 4169 (outside Australia) if they wish to exercise these rights. South32 Shareholders who appoint a named person to act as their proxy, attorney or corporate representative to vote at the Transaction Meeting should inform that person of the matters outlined above. 4 Transaction Explanatory Memorandum Financial information Information contained in this Explanatory Memorandum includes “non-IFRS financial information”2 under ASIC Regulatory Guide 230: Disclosing non-IFRS financial information (including, among others, Underlying Earnings, Underlying EBITDA, Underlying EBIT, Underlying Revenue, and net cash/(debt)). These measures are used internally by South32 management to assess the performance of the South32 business, inform decisions on the allocation of South32 resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity. South32 has included this non-IFRS financial information because it believes that it provides South32 Shareholders with additional relevant information. The non-IFRS financial information does not have a standardised meaning prescribed by the Australian Accounting Standards, International Financial Reporting Standards or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with Australian Accounting Standards, International Financial Reporting Standards or U.S. GAAP. You are cautioned, therefore, not to place undue reliance on any non-IFRS financial information included in this Explanatory Memorandum. JORC Code disclaimers Information in this Transaction Explanatory Memorandum that relates to the Ore Reserve and/or Mineral Resource estimates for all applicable South32 operations and projects (except for Sierra Gorda) was declared and disclosed as part of South32’s annual Resource and Reserve (R&R) declaration in its 2026 Annual Report dated 27 August 2026 (available at www.south32.net (Annual R&R Statement), for Sierra Gorda, updates to Ore Reserve and Mineral Resource estimate was declared in “61% increase in Sierra Gorda Ore Reserve estimate” dated 25 August 2026, and prepared by Competent Persons in accordance with the requirements of the JORC Code. South32 confirms that it is not aware of any new information or data that materially affects the information included in the Annual R&R Statement. All material assumptions and technical parameters underpinning the estimates in the Annual R&R Statement continue to apply and have not materially changed. South32 confirms that the form and context in which the Competent Persons’ findings are presented have not been materially modified from the Annual R&R Statement. It is a requirement of the ASX Listing Rules that the reporting of Ore Reserves and Mineral Resources in Australia comply with the JORC Code. Investors outside Australia should note that while Ore Reserves and Mineral Resources estimates of South32 in this Transaction Explanatory Memorandum comply with the JORC Code, they may not comply with the relevant guidelines in other countries and, in particular, do not comply with Subpart 1300 of Regulation S-K, which governs disclosures of mineral reserves in certain filings with the SEC. Information contained in this Transaction Explanatory Memorandum describing mineral deposits may not be comparable to similar information made public by companies subject to the reporting and disclosure requirements in jurisdictions outside Australia (including US securities laws). Non-IFRS financial information is financial information that is presented other than in accordance with all relevant accounting standards and includes non-IFRS profit information and pro-forma financial information.

Any diagrams, charts, maps, graphs or tables appearing in this Transaction Explanatory Memorandum are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in diagrams, charts, maps, graphs and tables is based on information available as at the date of this Transaction Explanatory Memorandum. Annexure B 5 Transaction Explanatory Memorandum Charts, maps and diagrams Interpretation Capitalised terms and certain abbreviations used in this Transaction Explanatory Memorandum have the meanings set out in the Glossary at the back of this Transaction Explanatory Memorandum. The documents reproduced in the attachments to this Transaction Explanatory Memorandum may have their own defined terms, which are sometimes different from those in the Glossary. Unless otherwise specified, all references to $, US$ or USD dollars, and cents are references to United States currency. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this Transaction Explanatory Memorandum. All numbers are rounded unless otherwise indicated. All references to times in this Transaction Explanatory Memorandum are references to time in Perth, unless otherwise stated. Date This Transaction Explanatory Memorandum is dated 10 September 2026.

On behalf of the Board of South32 Limited (South32), I am pleased to provide you with this Transaction Explanatory Memorandum in connection with the proposed sale of our aluminium value chain assets3 to Alcoa Corporation (Alcoa) that we announced on 1 July 2026 (Proposed Transaction). South32 Shareholders are being asked to assess this transformational opportunity and vote on the Disposal Resolution at the upcoming Annual General Meeting. The Proposed Transaction is structured to realise attractive value for our aluminium value chain assets, with an implied transaction enterprise value of up to US$5.6 billion, consisting of upfront cash proceeds of US$3.1 billion and US$1 billion4 in Alcoa scrip, up to US$750 million in cash Contingent Consideration linked to alumina and aluminium prices to 20305 and approximately US$750 million in net debt and lease liabilities to be assumed by Alcoa. Alcoa will also assume rehabilitation liabilities related to the Sale Business (defined below) of approximately US$1.1 billion6.  The Proposed Transaction will reposition South32 as an upstream base metals focused company with high margin assets and a growth pipeline that is expected to increase copper-equivalent production in the remaining business by approximately 55%7. Following Completion, South32 is expected to be a simpler business, with fewer operated sites and significantly lower rehabilitation provisions. South32’s simplified business will support a leaner operating model and allow South32 to reduce its annual overhead costs. South32 and its Shareholders will also retain exposure to potential alumina and aluminium price upside beyond Completion of the Proposed Transaction, through the Contingent Consideration and Consideration Shares components of the purchase price. The Consideration Shares also provide South32 and its Shareholders with exposure to any potential long-term value created by Alcoa through the realisation of synergies in the combined Western Australian alumina business.  Following Completion, South32 intends to distribute at least half of the Consideration Shares received from Alcoa to South32 Shareholders by way of an in-specie, fully franked special dividend (Dividend Distribution).8 The precise timing and quantum of the Dividend Distribution will be determined closer to Completion, and South32 will inform its Shareholders when a determination has been made. The market value of those Consideration Shares will be based on the prevailing Alcoa Share price or Alcoa CDI price (as applicable) at the time of the Dividend Distribution.9 South32 will consider additional shareholder returns following Completion in accordance with its updated capital management framework. Annexure B 6 Transaction Explanatory Memorandum LETTER FROM THE CHAIR OF THE SOUTH32 BOARD 10 September 2026 Dear Shareholder, Background On 1 July 2026, South32 announced that it had entered into a binding conditional agreement to sell its aluminium value chain assets to Alcoa for an implied enterprise value of up to US$5.6 billion, with Alcoa also assuming rehabilitation liabilities related to the Sale Business (defined below) of approximately US$1.1 billion10. See Section 4 of this Transaction Explanatory Memorandum for further information about the consideration payable by Alcoa and the implied enterprise value. Under the Proposed Transaction, subject to the satisfaction of certain conditions, Alcoa will acquire South32’s interests in Worsley Alumina (86%), Hillside Aluminium (100%),11 the MRN Bauxite Mine (33%),12 the Alumar Alumina Refinery (36%) and the Alumar Aluminium Smelter (40%) (together, the Sale Business). Completion is subject to a number of Conditions Precedent, including South32 Shareholders approving the Disposal Resolution at the Transaction Meeting, competition, foreign direct investment and other regulatory approvals across a number of foreign jurisdictions, and other customary conditions. See Section 10.1 for information about these Conditions Precedent. Subject to the Conditions Precedent being satisfied or waived (where permitted), the Proposed Transaction is expected to Complete in the first half of calendar year 2027. 3 Mozal Aluminium is excluded from the Proposed Transaction and remains on care and maintenance. All references to South32’s aluminium value chain assets exclude Mozal Aluminium. 4 In the form of 17,008,960 New Alcoa Shares and New Alcoa CDIs (in aggregate) calculated using the VWAP of Alcoa Shares for the 10-trading-day period ended 26 June 2026 (being the period shortly prior to the execution of the Umbrella Implementation Deed). 5 Price-linked consideration of up to US$750 million is applicable for four years from 1 July 2026 with no annual cap. For the aluminium Assets, it will be calculated as 22.5% of production multiplied by the LME aluminium price above the following price thresholds: CY26: US$3,500/t, CY27: US$2,825/t, CY28: US$2,847/t, CY29: US$2,870/t and CY30: US$2,942/ t. For the alumina Assets, it will be calculated as 22.5% of 67% of production multiplied by the alumina index price above the following thresholds: CY26: US$345/t, CY27: US$452/t, CY28: US$456/t, CY29: US$459/t and CY30: US$471/t. See Section 4.4(c) of this Transaction Explanatory Memorandum for further information on the Contingent Consideration 6    Based on South32 Group closure and rehabilitation provisions as at 30 June 2026 7 This illustrative South32 Group copper equivalent analysis is calculated using FY26 realised prices for all operations and is based on: (a) FY26 Group copper equivalent production; (b) production from the Taylor deposit assuming annual average steady-state production per market release “Hermosa Project Update” dated 30 April 2026; (c) additional production from Sierra Gorda reflecting the fourth grinding line expansion assuming a ~30% increase in FY26 production. 8 Subject to receipt of the Consideration Shares free from any on-sale restrictions. 9 See Section 4.5 of this Transaction Explanatory Memorandum for further information on the Dividend Distribution. 10 Based on South32 Group closure and rehabilitation provisions as at 30 June 2026. 11 Including Bayside (100%). 12 Subject to the exercise of pre-emptive rights held by MRN’s joint venture partners under the MRN Shareholders Agreement. See Section 4.3 for more information.

– the Proposed Transaction is structured to realise attractive value for the Sale Business, including South32’s share of potential synergies unlocked in the combined Western Australian alumina business; – the Proposed Transaction will create a base-metals focused ASX-listed company with high-margin assets and a growth pipeline that is expected to increase copper-equivalent production in the remaining business by approximately 55%13; – the Proposed Transaction will create a simplified business with a leaner support model which is expected to enable a reduction in annual overhead costs of approximately US$125 million14; – the Proposed Transaction is expected to further strengthen South32’s balance sheet, providing additional flexibility to allocate capital into both growth projects and Shareholder returns; – South32 Shareholders retain exposure to potential alumina and aluminium price upside through the Contingent Consideration and Consideration Shares; – through the Consideration Shares, South32 and its Shareholders retain exposure to potential value creation by Alcoa, including from synergies in Western Australian alumina; and – The Independent Expert has concluded that the Proposed Transaction is fair and reasonable and therefore in the best interests of South32 shareholders in the absence of a superior proposal. Annexure B 7 Transaction Explanatory Memorandum South32 Board recommendation After carefully considering the benefits and risks of the Proposed Transaction, the South32 Board unanimously recommends that you vote in favour of the Proposed Transaction in the absence of a Superior Proposal and subject to the Independent Expert maintaining the conclusion in the Independent Expert’s Report that the Proposed Transaction is in the best interests of South32 shareholders. In forming this recommendation, the Board considered the following: See Section 1 of this Transaction Explanatory Memorandum for further information on reasons to vote for or against the Disposal Resolution, and Section 8 for information relating to potential risks associated with the Proposed Transaction. How to vote and further information Information about the Transaction Meeting, including how to attend and vote at the Transaction Meeting, how to appoint an attorney, representative or proxy and how to ask questions at the Transaction Meeting, is set out in the Notice of Meeting accompanying this Transaction Explanatory Memorandum. We encourage you to carefully read this Transaction Explanatory Memorandum, including the Independent Expert’s Report, both of which set out key considerations for South32 Shareholders in deciding how to vote on the Disposal Resolution. If you have questions about this Transaction Explanatory Memorandum, please consult an independent professional adviser. On behalf of the South32 Board, I would like to thank you for your continued support. I am pleased to present this opportunity to you and believe that it has the potential to create long-term value for South32 Shareholders. Yours sincerely, Stephen Pearce Chair South32 Limited 13 This illustrative South32 Group copper equivalent analysis is calculated using FY26 realised prices for all operations and is based on: (a) FY26 Group copper equivalent production; (b) production from the Taylor deposit assuming annual average steady-state production per South32’s market release “Hermosa Project Update” dated 30 April 2026; (c) additional production from Sierra Gorda reflecting the fourth grinding line expansion assuming a ~30% increase in FY26 production;. 14 Full benefits to be realised in FY29, based on certain functional services provided under a Transitional Services Agreement for up to 18 months following Completion. Expected one-off costs of ~US$50 million to be incurred over FY27 and FY28.

Annexure B 8 Transaction Explanatory Memorandum

CONTENTS

DISCLAIMERS AND IMPORTANT NOTICES			2
LETTER FROM THE CHAIR OF THE SOUTH32 BOARD			6
CONTENTS			8
1.	MATTERS RELEVANT TO YOUR VOTE ON THE DISPOSAL RESOLUTION		10
	1.1	Overview	10
	1.2	Reasons to vote in favour of the Disposal Resolution	11
	1.3	Possible reasons to vote against the Disposal Resolution	15
	1.4	Other considerations	15
2.	FREQUENTLY ASKED QUESTIONS		17
3.	KEY DATES		24
4.	OVERVIEW OF THE PROPOSED TRANSACTION		25
	4.1	Overview of the Proposed Transaction	25
	4.2	Directors' recommendation and voting intentions	25
	4.3	Proposed Transaction perimeter	25
	4.4	Consideration payable to South32	25
	4.5	Distribution to South32 Shareholders	27
	4.6	Independent Expert's Report conclusion	29
	4.7	Transaction Meeting	29
5.	OVERVIEW OF THE SALE BUSINESS		31
	5.1	Introduction	31
	5.2	Overview of South32's aluminium, alumina and bauxite business	32
6.	SOUTH32 FOLLOWING COMPLETION OF THE PROPOSED TRANSACTION		36
	6.1	Overview of South32 following the Proposed Transaction	36
	6.2	South32 operations post-Completion	37
	6.3	Intended use of Consideration	49
	6.4	Governance, organisational structure and dividend policy	49
	6.5	Strategic direction	50
	6.6	Pro forma historical financial information	52
7.	OVERVIEW OF ALCOA		55
	7.1	Overview	55
	7.2	Overview of Alcoa	55
	7.3	Alcoa Shares and Alcoa CDIs	55
	7.4	Alcoa intentions for the Sale Business and potential synergies	56
8.	KEY RISKS		57
	8.1	Overview	57
	8.2	Risks relating to the Proposed Transaction	57
	8.3	Risks relating to separation and transitional services	59
	8.4	Risks if the Proposed Transaction does not Complete	60
	8.5	Risks relating to South32 following Completion	60
	8.6	Risks relating to Alcoa (including Alcoa Shares and Alcoa CDIs)	61
	8.7	Other risks	62
9.	TAXATION CONSIDERATIONS		63
	9.1	Australian taxation	63
	9.2	United States taxation	67
	9.3	United Kingdom taxation	70
	9.4	South African taxation	72
10.	ADDITIONAL INFORMATION		75

10.1 Key terms of the Umbrella Implementation Deed 75 10.2 Key terms of the Transitional Services Agreement 77 10.3 Regulatory 78 10.4 Benefits and agreements 78 10.5 Independent Expert 79 10.6 Consents 79 10.7 Disclaimers 80 10.8 Foreign jurisdictions and securities law restrictions 80 11. GLOSSARY 84 ATTACHMENT 1 - INDEPENDENT EXPERT’S REPORT 92 ATTACHMENT 2 - INVESTIGATING ACCOUNTANT’S LIMITED ASSURANCE REPORT ATTACHMENT 3 – SHAREHOLDER RIGHTS AND CORPORATE LAWS COMPARISON

The Proposed Transaction is structured to realise attractive value for the Sale Business, including South32’s share of potential synergies unlocked in the combined Western Australian alumina business. The Proposed Transaction will create an upstream base-metals focused ASX-listed company with high-margin assets and a growth pipeline that is expected to increase copper-equivalent production in the remaining business by approximately 55%.15 The Proposed Transaction will create a simplified business with a leaner support model which is expected to enable a reduction in annual overhead costs of approximately US$125 million.16 The Proposed Transaction is expected to further strengthen South32’s balance sheet, providing additional flexibility to allocate capital into both growth projects and Shareholder returns. South32 Shareholders retain exposure to potential alumina and aluminium price upside through the Contingent Consideration and Consideration Shares. Through the Consideration Shares, South32 and South32 Shareholders retain exposure to potential value creation by Alcoa, including from synergies in Western Australian alumina. The Independent Expert has concluded that the Proposed Disposal is fair and reasonable and therefore in the best interests of South32 shareholders in the absence of a superior proposal. The Proposed Transaction has the unanimous support of the South32 Board (in the absence of a Superior Proposal and subject to the Independent Expert maintaining the conclusion that the Proposed Disposal is in the best interests of South32 shareholders). Annexure B 10 Transaction Explanatory Memorandum 1. MATTERS RELEVANT TO YOUR VOTE ON THE DISPOSAL RESOLUTION 1.1 Overview Set out below are some of the benefits of the Proposed Transaction and reasons why the South32 Board unanimously recommends that, in the absence of a Superior Proposal, and subject to the Independent Expert maintaining the conclusion in the Independent Expert’s Report that the Proposed Disposal is in the best interests of South32 shareholders, South32 Shareholders vote in favour of the Disposal Resolution at the Transaction Meeting (being Resolution 7 in this Notice of Meeting). Also set out below are some possible reasons why you may decide to vote against the Disposal Resolution, notwithstanding the unanimous recommendation of the South32 Board and that the Independent Expert has concluded in the Independent Expert’s Report that the Proposed Disposal is fair and reasonable and therefore in the best interests of South32 Shareholders in the absence of a superior proposal. You should read this Transaction Explanatory Memorandum in its entirety before deciding whether or not to vote in favour of the Disposal Resolution. Reasons to vote in favour of the Disposal Resolution Reasons to vote in favour of the Disposal Resolution are discussed in more detail in Section 1.2. Possible reasons to vote against the Disposal Resolution You may disagree with the Independent Expert and the South32 Board and believe that the Proposed Disposal is neither fair nor reasonable and therefore not in the best interests of South32 Shareholders. You may prefer South32 to retain ownership of the Sale Business and its direct exposure to alumina and aluminium markets. The Consideration Shares are exposed to movements in Alcoa Share and Alcoa CDI prices (as applicable) and the Contingent Consideration may not be received in full (or at all). The risk profile of South32 will change, which you may consider to be disadvantageous to you relative to the risk profile of the current South32 business. South32 may not achieve the expected benefits of the Proposed Transaction, including the anticipated overhead reduction or growth outcomes. The credit profile of South32 will change if the Proposed Transaction Completes, and it is possible that South32’s credit rating may be downgraded on Completion. Possible reasons to vote against the Disposal Resolution are discussed in more detail in Section 1.3. 15 This illustrative South32 Group copper equivalent analysis is calculated using FY26 realised prices for all operations and is based on: (a) FY26 Group copper equivalent production; (b) production from the Taylor deposit assuming annual average steady-state production per South32’s market release “Hermosa Project Update” dated 30 April 2026; (c) additional production from Sierra Gorda reflecting the fourth grinding line expansion assuming a ~30% increase in FY26 production. 16 Full benefits to be realised in FY29, based on certain functional services provided under a Transitional Services Agreement for up to 18 months following Completion. Expected one-off costs of ~US$50 million to be incurred over FY27 and FY28.

In addition to the Proposed Transaction’s implied enterprise value of up to US$5.6 billion, Alcoa will assume rehabilitation provisions related to the Sale Business of ~US$1.1 billion.19 The Proposed Transaction’s implied enterprise value of up to US$5.6 billion implies a through-the-cycle EBITDA multiple of ~6.8x.20 See Section 4.4 of this Transaction Explanatory Memorandum for more information about the Consideration payable by Alcoa to South32 under the Proposed Transaction. The majority of this value will be delivered upfront to South32 on Completion through the US$3.1 billion upfront cash and the Consideration Shares, and net debt and lease liabilities assumed by Alcoa from the Completion Date. Annexure B 11 Transaction Explanatory Memorandum 1.2 Reasons to vote in favour of the Disposal Resolution (a) The Proposed Transaction is structured to realise attractive value for the Sale Business, including South32’s share of potential synergies unlocked in the combined Western Australian alumina business The Proposed Transaction’s implied enterprise value of up to US$5.6 billion comprises: – US$3.1 billion in upfront Cash Purchase Price (subject to certain adjustments in accordance with the Umbrella Implementation Deed); – US$1.0 billion in Alcoa scrip, in the form of 17,008,960 New Alcoa Shares and New Alcoa CDIs (in aggregate) calculated at the 10-day volume weighted average price;17 – up to US$750 million in cash Contingent Consideration, linked to alumina and aluminium prices to 2030;18 and – approximately US$750 million in net debt and lease liabilities to be assumed by Alcoa. (b) The Proposed Transaction will create an upstream base-metals focused ASX-listed company with high-margin assets and a growth pipeline that is expected to increase copper-equivalent production in the remaining business by approximately 55%21 South32’s streamlined portfolio will be focused on long-life, high-margin copper, zinc, silver and lead operations, and South32 will maintain its position as a large producer of manganese. At least 80% of South32’s Underlying EBITDA on a pro-forma basis is expected to be generated from copper, zinc, silver and lead. Approximately 98% of Underlying EBITDA on a pro-forma basis is expected to be generated in Australia and the Americas. FY26 Pro Forma Underlying EBITDA by Commodity and Region22 FY26 Pro Forma Underlying EBITDA by Commodity FY26 Pro Forma Underlying EBITDA by Region 17 Calculated using VWAP of Alcoa Shares for the 10-trading-day period ended 26 June 2026 (being the period shortly prior to the execution of the Umbrella Implementation Deed). 18 Price-linked consideration of up to US$750 million is applicable for four years from 1 July 2026 with no annual cap. For the aluminium Assets, it will be calculated as 22.5% of production multiplied by the LME aluminium price above the following price thresholds: CY26: US$3,500/t, CY27: US$2,825/t, CY28: US$2,847/t, CY29: US$2,870/t and CY30: US$2,942/ t. For the alumina Assets, it will be calculated as 22.5% of 67% of production multiplied by the alumina index price above the following thresholds: CY26: US$345/t, CY27: US$452/t, CY28: US$456/t, CY29: US$459/t and CY30: US$471/t. See Section 4.4(c) of this Transaction Explanatory Memorandum for further information on the Contingent Consideration. 19 Based on South32 Group closure and rehabilitation provisions as at 30 June 2026. 20 Based on average consolidated Underlying EBITDA for the Assets of ~US$0.8 billion over the period FY21 to FY25. 21 This illustrative South32 Group copper equivalent analysis is calculated using FY26 realised prices for all operations and is based on: (a) FY26 Group copper equivalent production; (b) production from the Taylor deposit assuming annual average steady-state production per South32’s market release “Hermosa Project Update” dated 30 April 2026; (c) additional production from Sierra Gorda reflecting the fourth grinding line expansion assuming a ~30% increase in FY26 production; 22 Pro-forma information based on FY26 financial results and excludes the Sale Business, Mozal Aluminium (placed on care and maintenance on 15 March 2026), Cerro Matoso (divested on 1 December 2025) and general corporate costs.

Annexure B 12 Transaction Explanatory Memorandum

South32's highest margin operations at Sierra Gorda and Cannington have large, expandable resource bases and options to pursue life extension.

In February 2024, South32 announced final investment approval for the Taylor zinc-lead-silver deposit, the first development at our Hermosa project in Arizona, United States. On 1 July 2026, final investment approval for Sierra Gorda's fourth grinding line project was announced.[23] Together these projects are expected to increase South32's group copper equivalent production in the remaining business by approximately 55%[24] compared to FY26.

The Arctic deposit is located within the Ambler Mining District in Alaska and forms part of the Ambler Metals Joint Venture, in which South32 holds a 50% interest alongside Trilogy Metals (**Trilogy**). Federal permitting for the Arctic deposit has commenced, with acceptance into the FAST-41 federal permitting program announced in May 2026.[25]

See Section 6 of this Transaction Explanatory Memorandum for more information about the South32 business following Completion.

Group Copper Equivalent Production Potential (kt)[26]


400
300
200
100
-
+55%
+80%
Sierra Gorda
Fourth grinding line
Hermosa
Taylor project
Ambler
Arctic deposit
Group FY26 production
Pro-forma including growth projects
Pro-forma including Ambler Arctic deposit
Copper
Zinc-silver-lead
Manganese

(c) **The Proposed Transaction will create a simplified business with a leaner support model, which is expected to enable a reduction in annual overhead costs of approximately US$125 million**

The Proposed Transaction will create a simplified business with a leaner support model, which is expected to enable a reduction in annual overhead costs of approximately US$125 million. Full benefits are expected to be realised in FY29 based on certain functional services provided under a Transitional Services Agreement for up to 18 months following Completion. One-off costs of approximately US$50 million are expected to be incurred over FY27 and FY28.

Following Completion, South32 will have four operated sites. The South32 business will also benefit from a reduction in rehabilitation provisions with approximately US$1.1 billion[27] of rehabilitation obligations assumed by Alcoa as part of the Proposed Transaction.

[23] Refer to South32's market release "Final investment decision for Sierra Gorda's fourth grinding line" dated 1 July 2026 for further details.

[24] This illustrative South32 Group copper equivalent analysis is calculated using FY26 realised prices for all operations and is based on: (a) FY26 Group copper equivalent production; (b) production from the Taylor deposit assuming annual average steady-state production per South32's market release "Hermosa Project Update" dated 30 April 2026; (c) additional production from Sierra Gorda reflecting the fourth grinding line expansion assuming a ~30% increase in FY26 production.

[25] Further details are provided in the news release by Trilogy Metals Inc. titled "Trilogy Metals Announces Acceptance of Alaska's High-Grade Arctic Copper-Zinc-Lead-Gold-Silver Project into the FAST-41 Federal Permitting Program" dated 15 May 2026.

[26] This illustrative South32 Group copper equivalent analysis is calculated using FY26 realised prices for all operations and is based on: (a) FY26 Group copper equivalent production; (b) production from the Taylor deposit assuming annual average steady-state production per South32's market release "Hermosa Project Update" dated 30 April 2026; (c) additional production from Sierra Gorda reflecting the fourth grinding line expansion assuming a ~30% increase in FY26 production; and (d) production from Ambler's Arctic deposit per news release by Trilogy Metals Inc. "Trilogy Metals Announces Updated Feasibility Study Results for the Arctic Project" dated 14 February 2023.

[27] Based on South32 Group closure and rehabilitation provisions as at 30 June 2026.

Annexure B 13 Transaction Explanatory Memorandum

See Section 6 of this Transaction Explanatory Memorandum for more information about the South32 business following Completion.

Number of Operated Sites[28]


7
4
FY26
Post-transaction

Closure and Rehabilitation Provisions (US$B)[29]


1.65
0.51
FY26
Post-transaction

(d) The Proposed Transaction is expected to further strengthen South32's balance sheet, providing additional flexibility to allocate capital into both growth projects and Shareholder returns

The Proposed Transaction is expected to further strengthen South32's balance sheet, with pro-forma net cash of approximately US$3.5 billion.

Pro-forma net cash / (debt)[30]


~0.3
~(0.2)
~(0.2)
0.2
~0.6
~3.1
~3.5
Net cash at FY26
Ordinary dividend in respect of H2 FY26
Remaining capital management program
Pro-forma net debt at FY26
Net debt assumed by Alcoa
Upfront cash proceeds from Transaction
Pro-forma net cash

Until Completion, earnings from the Sale Business will form part of South32's Underlying Earnings and accordingly the calculation of dividends under our policy to distribute a minimum 40% of Underlying Earnings attributable to members as ordinary dividends.

Following Completion, South32 will distribute at least half of the Consideration Shares, issued by Alcoa to South32, to its Shareholders in the form of an in-specie fully-franked dividend (being, the Dividend Distribution). Eligible Shareholders will receive franking credits as additional value in respect of this distribution. Under the Umbrella Implementation Deed, the parties have certain obligations in relation to the Consideration Shares being issued without restriction on resale such that they will be freely tradeable in the hands of South32 Shareholders.

See Section 4.5 of this Transaction Explanatory Memorandum for information about the Dividend Distribution and Section 9 for tax considerations in relation to the Dividend Distribution.

[28] Excludes non-operated sites and Mozal Aluminium. Post transaction consists of Cannington, Australia Manganese, Mamatwan, and Wessels.
[29] Following Completion refers to 30 June 2026 closure and rehabilitation provisions of remaining operations.
[30] South32's US$2.5 billion capital management program has US$209 million remaining to be returned to shareholders ahead of its extension or expiry on 10 September 2027. Net debt assumed by Alcoa excludes MRN equity accounted net debt and includes approximately US$100 million cash subject to the "locked box" mechanism. Upfront cash proceeds from the Proposed Transaction exclude leakage and transaction costs

An updated capital management framework will apply to the South32 business following Completion, subject to Board approval of any change to policy. South32 will remain committed to maintaining a strong balance sheet and disciplined capital allocation to support its strategy. See Section 6.4(d) of this Transaction Explanatory Memorandum for more information about the capital management framework. South32 will provide further information regarding the Dividend Distribution and its intentions in relation to any Consideration Shares that are not distributed as part of the Dividend Distribution closer to Completion. Any Consideration Shares that are not distributed as part of the Dividend Distribution will not be subject to any minimum holding period and can be distributed or sold by South32 in an orderly manner. South32 will consider additional shareholder returns following Completion.  Annexure B 14 Transaction Explanatory Memorandum (e) South32 Shareholders retain exposure to potential alumina and aluminium price upside through the Contingent Consideration and Consideration Shares The Contingent Consideration mechanism allows South32 and South32 Shareholders to retain exposure to alumina and aluminium prices through sharing in the revenue generated by the Sale Business (subject to the terms of the Contingent Consideration entitlement). South32 may receive up to US$750 million of Contingent Consideration31, payable over four years from 1 July 2026. Contingent Consideration will be assessed annually, with no annual or commodity-specific (aluminium or alumina) caps in place aside from the overall cap of US$750 million. In addition to Contingent Consideration, South32 and South32 Shareholders will also retain exposure to aluminium and alumina prices more generally through the Consideration Shares (being the New Alcoa Shares and New Alcoa CDIs), which form part of the Consideration payable by Alcoa to South32 for the Proposed Transaction. On Completion, South32 will hold approximately 17 million New Alcoa Shares and New Alcoa CDIs (in aggregate) representing ~6% of Alcoa’s outstanding shares on a pro forma post-issuance basis (prior to completing the Dividend Distribution).32 Following Completion, South32 will distribute at least half of the Consideration Shares issued by Alcoa as upfront equity consideration to South32 Shareholders in the form of an in-specie fully-franked special dividend. See Section 4.5 of this Transaction Explanatory Memorandum for more information about the Dividend Distribution. (f) Through the Consideration Shares, South32 and South32 Shareholders retain exposure to potential value creation by Alcoa, including from synergies in Western Australian alumina In addition to receiving value as part of the consideration for South32’s share of potential synergies from the combination of South32 and Alcoa’s alumina operations in Western Australia, the Consideration Shares mean South32 and South32 Shareholders may also benefit as Alcoa shareholders from any value created as these synergies are realised by Alcoa. Following Completion, Alcoa expects the benefits from the realisation of certain synergies to commence within a year, with other synergy value realised over longer time frames. See Section 7.4 of this Transaction Explanatory Memorandum for more information about the potential synergies Alcoa may realise following Completion. (g) The Independent Expert has concluded that the Proposed Disposal is fair and reasonable and therefore in the best interests of South32 shareholders in the absence of a superior proposal To assist South32 Shareholders to assess the Proposed Transaction and consider how to vote on the Disposal Resolution, South32 appointed Grant Samuel as the Independent Expert to prepare the Independent Expert’s Report. Grant Samuel has valued the Aluminium Business in the range of US$4.5 billion to US$5.0 billion, and the value of the consideration offered by Alcoa to be in the range of US$4.8 billion to US$5.0 billion. Because the assessed value of the consideration falls towards the top end of the value range the Proposed Disposal is considered fair. Grant Samuel has also considered additional value that may be unlocked by the Proposed Disposal. This may result in a higher total value of the Proposed Disposal to South32 of between US$5.1 billion and US$5.4 billion, reinforcing the fairness of the Proposed Disposal. As the Proposed Disposal is fair, it is also reasonable. Accordingly, the Proposed Disposal is in the best interests of South32 shareholders, in the absence of a superior proposal. The Independent Expert Report is included in full in this Transaction Explanatory Memorandum at Attachment 1. (h) The Proposed Transaction has the unanimous support of the South32 Board of Directors After carefully considering the advantages and disadvantages of the Proposed Transaction for South32 Shareholders, for the reasons set out in this Transaction Explanatory Memorandum, the South32 Board believes that the Proposed Transaction is in the best interests of South32 Shareholders. The South32 Board unanimously recommends that South32 Shareholders vote in favour of the Disposal Resolution at the Transaction Meeting, in the absence of a Superior Proposal and subject to the Independent Expert maintaining its conclusion that the Proposed Disposal is in the best interests of South32 shareholders. 31 Price-linked consideration of up to US$750 million is applicable for four years from 1 July 2026 with no annual cap. For the aluminium Assets, it will be calculated as 22.5% of production multiplied by the LME aluminium price above the following price thresholds: CY26: US$3,500/t, CY27: US$2,825/t, CY28: US$2,847/t, CY29: US$2,870/t and CY30: US$2,942/ t. For the alumina Assets, it will be calculated as 22.5% of 67% of production multiplied by the alumina index price above the following thresholds: CY26: US$345/t, CY27: US$452/t, CY28: US$456/t, CY29: US$459/t and CY30: US$471/t. See Section 4.4(c) of this Transaction Explanatory Memorandum for further information on the Contingent Consideration 32 Based on Alcoa’s publicly disclosed number of issued shares (263,909,445 shares) as at 27 July 2026.

(a) You may disagree with the Independent Expert and the South32 Board and believe that the Proposed Disposal is neither fair nor reasonable and therefore not in the best interests of South32 shareholders in the absence of a superior proposal Annexure B 15 Transaction Explanatory Memorandum 1.3 Possible reasons to vote against the Disposal Resolution Notwithstanding the unanimous recommendation of the South32 Board and the conclusion of the Independent Expert that the Proposed Disposal is fair and reasonable and therefore in the best interests of South32 shareholders in the absence of a Superior Proposal (refer to Attachment 1), you may believe the Proposed Transaction is not in your interests. (b) You may prefer South32 to retain ownership of the Sale Business and its direct exposure to alumina and aluminium markets Upon Completion, South32 will no longer have direct exposure to the Sale Business and will only remain exposed to the Sale Business through its holding of the Consideration Shares in Alcoa, representing approximately 6% of Alcoa’s outstanding shares on a pro forma post issuance basis (prior to completing the Dividend Distribution),33 and the Contingent Consideration. You may wish to retain direct or operational exposure to the Sale Business and its associated markets. (c) The Consideration Shares are exposed to movements in Alcoa Share and Alcoa CDI prices (as applicable) and the Contingent Consideration may not be received in full (or at all) As part of the Proposed Transaction, South32 will receive 17,008,960 New Alcoa Shares and/or New Alcoa CDIs (in aggregate) as Consideration Shares on Completion (representing approximately US$1 billion,34 and approximately 6% of Alcoa’s outstanding shares on a pro forma post issuance basis (prior to completing the Dividend Distribution)). South32 intends to distribute at least half of the Consideration Shares under the Dividend Distribution (subject to receipt of the Consideration Shares free from any on-sale restrictions). There can be no assurance regarding the price at which Alcoa Shares or Alcoa CDIs will trade before or after completion of the Dividend Distribution. See Section 8.2 of this Transaction Explanatory Memorandum for more information about the risks associated with the Proposed Transaction. South32 could receive up to US$750 million35 of Contingent Consideration linked to future alumina and aluminium prices. The amount of Contingent Consideration ultimately received (if any) will depend on the extent to which the applicable aluminium and alumina reference prices exceed the agreed strike prices and the level of production from the relevant operations. There is no guarantee that the relevant reference prices will exceed the agreed strike prices required for Alcoa’s Contingent Consideration payment obligation to arise (in whole or in part). (d) The risk profile of South32 will change, which you may consider to be disadvantageous to you relative to the risk profile of the current South32 business South32 Shareholders are currently exposed to certain risks by virtue of having an equity interest in South32. Following Completion, South32 will be less diversified in terms of its jurisdictional footprint, operations, products, commodities and end markets, resulting in a more concentrated risk exposure to the remaining South32 business. South32 will also have a more concentrated exposure to development risk (i.e. Taylor development and the Sierra Gorda fourth grinding line project) following the Proposed Transaction. The capital structure of South32 will be different from that of South32 prior to the Proposed Transaction following receipt of the Consideration. See Sections 8.2 and 8.5 of this Transaction Explanatory Memorandum for more information about the risks associated with the Proposed Transaction. (e) South32 may not achieve the expected benefits of the Proposed Transaction, including the anticipated overhead reduction or growth outcomes The South32 Board and management expect significant benefits as a result of the Proposed Transaction, including expected overhead reductions of approximately US$125 million per annum36and delivery of growth outcomes. However, there is no guarantee that these expected benefits are achieved either in a timely manner or at all. See Section 8.5 of this Transaction Explanatory Memorandum for more information about the risks associated with the Proposed Transaction. (f) The credit profile of South32 will change if the Proposed Transaction Completes, and it is possible that South32’s credit rating may be downgraded on Completion South32 has relationships with both S&P Global Ratings and Moody’s for the assignment of credit ratings37. Following the announcement of the Proposed Transaction, S&P and Moody’s placed South32’s credit rating on CreditWatch negative/review for downgrade respectively, reflecting the possibility of a rating downgrade subject to the Proposed Transaction Completing. 1.4 Other considerations (a) The Proposed Transaction may Complete even if you vote against it You should be aware that even if you do not vote, or vote against the Disposal Resolution, the Proposed Transaction may still Complete. See Section 4.7 of this Transaction Explanatory Memorandum and the Notice of Meeting for further information about the Transaction Meeting. 33 Based on Alcoa’s publicly disclosed number of issued shares (263,909,445 shares) as at 27 July 2026. 34 Calculated using the VWAP of Alcoa Shares for the 10-trading-day period ended 26 June 2026 (being the period shortly prior to the execution of the Umbrella Implementation Deed). 35 See Section 4.4(c) of this Transaction Explanatory Memorandum for further information on the Contingent Consideration. 36 Full benefits to be realised in FY29, based on certain functional services provided under a Transitional Services Agreement for up to 18 months following completion. Expected one-off costs of ~US$50 million to be incurred over FY27 and FY28. 37 See the Debt Investors page on the South32 website for further details available at: https://www.south32.net/investors/debt-investors.

– the Umbrella Implementation Deed is terminated because the Shareholder Approval Condition Precedent is not satisfied or waived by South32 (as applicable) in circumstances where: (i) termination occurs on or after 1 December 2026 and at the time of termination the Transaction Meeting has not been held; or (ii) the Transaction Meeting is held on or after 1 December 2026; or – Alcoa terminates the Umbrella Implementation Deed because the Transaction Meeting has not been held on or before 30 November 2026 (and the Shareholder Approval Condition Precedent has not been waived by South32 before midnight on 2 December 2026). Annexure B 16 Transaction Explanatory Memorandum (b) Costs South32 has incurred (and will continue to incur) significant costs in relation to the Proposed Transaction. These costs include those associated with (among others) negotiations with Alcoa, payments to advisers and consultants, provision of information to Alcoa, facilitating Alcoa’s access to due diligence, activities related to the separation of the Sale Business, engagement of the Independent Expert and preparation of this Transaction Explanatory Memorandum. (c) South32 break fee A break fee of US$41 million is payable by South32 to Alcoa if the Proposed Transaction does not proceed because certain events occur; including (among others,) if (i) the Shareholder Approval Condition Precedent is not satisfied or waived by South32 (as applicable) in respect of a Transaction Meeting held on or before 30 November 2026 and the Umbrella Implementation Deed is terminated or (ii) the Umbrella Implementation Deed is terminated by South32 as a result of a Superior Proposal. In addition, South32 has agreed to pay Alcoa a break fee of US$82 million if the Proposed Transaction does not proceed where: The deadlines in this Section 1.4(c) will be extended where South32 is unable to hold the Transaction Meeting by 30 November due to a breach by Alcoa of certain obligations under the Umbrella Implementation Deed. See Section 8 of this Transaction Explanatory Memorandum for more details about the risks associated with the Proposed Transaction and Section 10.1(g) for more details of the terms of the Umbrella Implementation Deed. (d) Risk profile In considering the reasons to vote for or against the Disposal Resolution, South32 Shareholders should have regard to the key risks set out in Section 8 of this Transaction Explanatory Memorandum. These risks include: – risks relating to the Proposed Transaction (see Section 8.3 and Section 8.4); – risks relating to separation and transitional services in connection with the Proposed Transaction (see Section 8.3); – risks relating to South32 following Completion (see Section 8.5); – risks relating to Alcoa (including Alcoa Shares and Alcoa CDIs) (see Section 8.6); and – other risks (see Section 8.7). Certain risks are also outlined in the Independent Expert’s Report which is included in full in Attachment 1 of this Transaction Explanatory Memorandum. You should read this Transaction Explanatory Memorandum in full, including the Independent Expert’s Report, before deciding how to vote at the Transaction Meeting. You should also seek professional advice on your particular circumstances, as appropriate.

Annexure B 17 Transaction Explanatory Memorandum

2. FREQUENTLY ASKED QUESTIONS

This Transaction Explanatory Memorandum contains detailed information regarding the Proposed Transaction. The following Section provides summary answers to some questions you may have and will assist you to locate further detailed information in this Transaction Explanatory Memorandum.

QUESTION	ANSWER	MORE INFORMATION
Overview		
Why have I received this Transaction Explanatory Memorandum?	You have received this Explanatory Memorandum because you are a South32 Shareholder and are being asked to vote on the Disposal Resolution at the Transaction Meeting. This document provides you with information that the South32 Board believes is material to help you decide whether to approve the sale of South32's interests in the Sale Business to Alcoa.	See the Notice of Meeting for information about the Transaction Meeting and how to vote
What is the Proposed Transaction?	On 1 July 2026, South32 announced that it had entered into the Umbrella Implementation Deed to sell its aluminium value chain assets in Australia, Brazil and South Africa (comprising the Sale Business) to Alcoa for an implied enterprise value of up to US$5.6 billion.	See Sections 1.2(a), 4.1 and 10.1 for further information about the Proposed Transaction and the Umbrella Implementation Deed
Why is South32 proposing the Proposed Transaction?	The Proposed Transaction is structured to realise attractive value for South32's aluminium value chain assets by delivering upfront cash proceeds of US$3.1 billion and approximately US$1 billion in Alcoa Common Stock and/or Alcoa CDIs. The Proposed Transaction is expected to position South32 as an upstream base-metals focused company with high-margin assets and a growth pipeline expected to increase copper-equivalent production by approximately 55%. Following Completion, South32 is expected to be a simpler business with fewer operated sites and reduced annual overhead costs. South32 and its Shareholders will also retain exposure to potential alumina and aluminium price upside through the Contingent Consideration and Consideration Shares.[38,39]	See Sections 1.1 and 1.2 for further information about the reasons to vote in favour of the Disposal Resolution
Does the South32 Board recommend the Disposal Resolution?	Yes. The South32 Board unanimously recommends, in the absence of a Superior Proposal and subject to the Independent Expert maintaining its conclusion that the Proposed Disposal is in the best interests of South32 shareholders that South32 Shareholders vote in favour of the Disposal Resolution.	See Section 4.2 for further information about the Directors' recommendation and voting intentions
What are the key advantages of the Proposed Transaction?	The South32 Board considers that the key advantages of the Proposed Transaction include: – the Proposed Transaction is structured to realise attractive value for the Sale Business (including South32's share of potential synergies unlocked in the combined Western Australian alumina business) at an implied enterprise value of up to US$5.6 billion (implying a through-the-cycle EBITDA multiple of approximately 6.8x), with Alcoa also assuming rehabilitation liabilities related to the Sale Business of approximately US$1.1 billion; – the Proposed Transaction will create a base-metals focused ASX-listed company with high-margin assets and a growth pipeline that is expected to increase copper-equivalent production by approximately 55%; – the Proposed Transaction will create a simplified business with a leaner support model which is expected to enable a reduction in annual overhead costs of approximately US$125 million; – the Proposed Transaction is expected to further strengthen South32's balance sheet, with pro forma net cash of approximately US$3.5 billion, providing additional flexibility to allocate capital into both growth projects and Shareholder returns; – South32 Shareholders will retain exposure to potential alumina and aluminium price upside through the Contingent Consideration and Consideration Shares and retain exposure to potential value creation by Alcoa, including potential transaction synergies through the Consideration Shares; and – the Independent Expert has concluded that the Proposed Disposal is fair and reasonable and therefore in the best interests of South32 shareholders in the absence of a superior proposal.[40,41,42,43]	See Sections 1.1 and 1.2 for further details on these advantages and reasons to vote in favour of the Disposal Resolution

[38] Calculated using the VWAP of Alcoa Shares for the 10-trading-day period ended 26 June 2026 (being the period shortly prior to the execution of the Umbrella Implementation Deed)

[39] This illustrative South32 Group copper equivalent analysis is calculated using FY26 realised prices for all operations and is based on: (a) FY26 Group copper equivalent production; (b) production from the Taylor deposit assuming annual average steady-state production per South32's market release "Hermosa Project Update" dated 30 April 2026; (c) additional production from Sierra Gorda reflecting the fourth grinding line expansion assuming a ~30% increase in FY26 production a

[40] In relation to the through-the-cycle EBITDA multiple, this is based on average consolidated Underlying EBITDA for the Assets of ~US$0.8 billion over the period FY21 to FY25.

[41] 55% growth is based on illustrative South32 Group copper equivalent analysis, calculated using FY26 realised prices for all operations and is based on: (a) FY26 Group copper equivalent production; (b) production from the Taylor deposit assuming annual average steady-state production per South32's market release "Hermosa Project Update" dated 30 April 2026; (c) additional production from Sierra Gorda reflecting the fourth grinding line expansion assuming a ~30% increase in FY26 production.

[42] Overhead reduction assumes full benefits realised in FY29, based on certain functional services provided under a Transitional Services Agreement for up to 18 months following Completion. Expected one-off costs of ~US$50 million to be incurred over FY27 and FY28.

[43] US$1.1 billion of rehabilitation liabilities is based on South32 Group closure and rehabilitation provisions as at 30 June 2026

Annexure B 18 Transaction Explanatory Memorandum

QUESTION	ANSWER	MORE INFORMATION
What are the disadvantages of the Proposed Transaction?	The possible reasons to vote against the Disposal Resolution include: – you may disagree with the Independent Expert and the South32 Board and believe that the Proposed Disposal is neither fair nor reasonable and therefore not in the best interests of South32 Shareholders in the absence of a superior proposal; – you may prefer South32 to retain ownership of the Sale Business and its direct exposure to alumina and aluminium markets; – the Consideration Shares are exposed to movements in Alcoa Share and Alcoa CDI prices and the Contingent Consideration may not be received in full (or at all); – the risk profile of South32 will change, which you may consider to be disadvantageous relative to the risk profile of the current South32 business; – South32 may not achieve the expected benefits of the Proposed Transaction, including the anticipated overhead reduction or growth outcomes; and – the credit profile of South32 will change if the Proposed Transaction Completes, and it is possible that South32's credit rating may be downgraded on Completion.	See Section 1.1 and 1.3 for further details on the possible reasons to vote against the Disposal Resolution
How does the South32 Board recommend I vote?	The South32 Board unanimously recommends, in the absence of a Superior Proposal and subject to the Independent Expert maintaining its conclusion that the Proposed Disposal is in the best interests of South32 shareholders, that you vote in favour of the Disposal Resolution. Each South32 Director intends to vote in favour of the Disposal Resolution in respect of any South32 Shares they hold or control in the absence of a Superior Proposal and subject to the Independent Expert maintaining its conclusion that the Proposed Disposal is in the best interests of South32 shareholders.	See Sections 1.2 and 4.2 for further information about the recommendation
What is the Independent Expert's opinion on the Proposed Transaction?	South32 appointed Grant Samuel & Associates Pty Limited as the Independent Expert to prepare the Independent Expert's Report. The Independent Expert has concluded that the Proposed Disposal is fair and reasonable and therefore in the best interests of South32 shareholders in the absence of a superior proposal.	See Section 4.6 and the full Independent Expert's Report at Attachment 1 for further information
What are the key risks of the Proposed Transaction?	Key risks of the Proposed Transaction include: – one or more Conditions Precedent may not be satisfied or, where permitted, waived in which case the Proposed Transaction may not Complete; – the Consideration Shares are subject to movements in Alcoa Share and Alcoa CDI prices and may be worth more or less than their value at the time the Umbrella Implementation Deed was entered into; – the Contingent Consideration may not be received in full (or at all); – if the Proposed Transaction does not Complete and the Umbrella Implementation Deed is terminated, in certain circumstances, South32 may be required to pay Alcoa a break fee of US$41 million or US$82 million; – there is no guarantee that South32 will achieve the expected benefits of the Proposed Transaction following Completion; – following Completion, South32 will be less diversified by commodity, geography and end markets, resulting in more concentrated risk exposure; and – risks relating to separation and transitional services, including disruption to South32's retained business.	See Section 8 for an overview of the key risks relating to the Proposed Transaction
What happens if the Disposal Resolution is not approved by South32 Shareholders?	If the Disposal Resolution is not approved (and the Shareholder Approval Condition Precedent is not waived by South32), the Proposed Transaction will not Complete. South32 will continue to hold its interest in the Sale Business, and South32 Shareholders will not receive any Consideration Shares under the Dividend Distribution. In certain circumstances, South32 may be required to pay Alcoa a break fee of up to US$82 million.	See Sections 1.4(c), 8.4 and 10.1(g) for further information
What happens if the Proposed Transaction does not Complete?	If the Proposed Transaction does not Complete, South32 will continue to hold its interest in the Sale Business and South32 will not receive the Cash Purchase Price, Consideration Shares or Contingent Consideration (and the Dividend Distribution will not proceed). In certain circumstances, South32 may be required to pay Alcoa a break fee of up to US$82 million. In addition, the trading price of South32 Shares may fall below recent trading prices.	See Sections 1.4(c), 8.4 and 10.1(g) for further information about the risks if the Proposed Transaction does not Complete

Annexure B 19 Transaction Explanatory Memorandum

QUESTION	ANSWER	MORE INFORMATION
Information about the Proposed Transaction		
What is South32 selling?	South32 is proposing to sell its interests in the following aluminium value chain assets (being the Sale Business) to Alcoa: – Worsley Alumina (86%); – Hillside Aluminium (100%); – the MRN Bauxite Mine (33%); – the Alumar Alumina Refinery (36%); and – the Alumar Aluminium Smelter (40%). Mozal Aluminium is excluded from the Sale Business and remains on care and maintenance.[44,45]	See Section 4.3 and 5.2 for further information
What are the conditions that must be satisfied or waived for the Proposed Transaction to Complete?	The Proposed Transaction is subject to a number of Conditions Precedent, including (among others): – South32 Shareholders approving the Disposal Resolution at the Transaction Meeting; – Alcoa and/or South32 obtaining all required competition, foreign direct investment and other regulatory approvals; – the Form S-4 becoming effective under the US Securities Act; – NYSE listing approval for New Alcoa Shares and ASX approval for quotation of New Alcoa CDIs; – no Material Adverse Change, South32 Prescribed Occurrence or Alcoa Prescribed Occurrence occurring prior to Completion; and – no court or government restraint preventing Completion. If the Conditions Precedent are not satisfied or waived (where permitted) by the Conditions Precedent End Date of 29 June 2027 (or such later date as agreed between South32 and Alcoa), either party may terminate the Umbrella Implementation Deed (subject to the terms of the Umbrella Implementation Deed).	See Section 10.1(b) for a summary of the Conditions Precedent
When will the Proposed Transaction Complete?	Subject to the Conditions Precedent being satisfied or waived (where permitted), the Proposed Transaction is expected to Complete in the first half of calendar year 2027. The Conditions Precedent End Date is 29 June 2027 (or such later date as agreed between South32 and Alcoa). All dates are indicative only and subject to change. Any changes will be announced through ASX and on South32's website.	See Section 3 for the indicative timetable of key dates
What is the Consideration?	The total Consideration payable by Alcoa to South32 comprises: – Cash Purchase Price: US$3.1 billion in upfront cash (subject to certain adjustments); – Consideration Shares: 17,008,960 New Alcoa Shares and/or New Alcoa CDIs (in aggregate), valued at approximately US$1 billion; and – Contingent Consideration: up to US$750 million, linked to alumina and aluminium prices over four years from 1 July 2026. In addition, Alcoa will assume net debt and lease liabilities of approximately US$750 million and rehabilitation liabilities of approximately US$1.1 billion.[46,47,48]	See Section 4.4 for further details about the Consideration
Who will receive the Consideration Shares?	On Completion, the Consideration Shares will be issued to South32. Subject to receipt of the Consideration Shares free from any resale restrictions, South32 will distribute at least half of the Consideration Shares as New Alcoa Shares and/or New Alcoa CDIs to Eligible Shareholders by way of an in-specie, fully franked special dividend (being, the **Dividend Distribution**). Ineligible Shareholders will not receive the Consideration Shares. Instead, the Consideration Shares representing their Dividend Distribution Entitlement will be transferred to the Sale Agent, sold under the Sale Facility on the NYSE or ASX (as applicable), and the net cash proceeds (after deduction of any reasonable brokerage or other selling costs, taxes and charges) from the sale will be remitted to the Ineligible Foreign Shareholders.	See Section 4.5 for further details on the distribution of Consideration Shares to Shareholders

[44] Hillside includes Bayside (100%).
[45] MRN interest is subject to the exercise of pre-emptive rights held by MRN's joint venture partners under the MRN Shareholders Agreement. See Section 4.3 for more information
[46] US$1.0 billion Consideration Shares value calculated using VWAP of Alcoa Shares for the 10-trading-day period ended 26 June 2026 (being the period shortly prior to the execution of the Umbrella Implementation Deed).
[47] Contingent consideration comprises price-linked consideration of up to US$750 million and is applicable for four years from 1 July 2026 with no annual cap. For the aluminium Assets, it will be calculated as 22.5% of production multiplied by the LME aluminium price above the following price thresholds: CY26: US$3,500/t, CY27: US$2,825/t, CY28: US$2,847/t, CY29: US$2,870/t and CY30: US$2,942/t. For the alumina Assets, it will be calculated as 22.5% of 67% of production multiplied by the alumina index price above the following thresholds: CY26: US$345/t, CY27: US$452/t, CY28: US$456/t, CY29: US$459/t and CY30: US$471/t. See Section 4.4(c) of this Transaction Explanatory Memorandum for further information on the Contingent Consideration
[48] US$1.1 billion rehabilitation liability is based on South32 Group closure and rehabilitation provisions as at 30 June 2026.

Annexure B 20 Transaction Explanatory Memorandum

QUESTION	ANSWER	MORE INFORMATION
What is the Dividend Distribution?	The Dividend Distribution is the proposed in-specie, fully franked special dividend distribution of Consideration Shares by South32 to Eligible Shareholders (that are on the South32 Register on the Dividend Distribution Record Date) (subject to receiving the Consideration Shares free from any on-sale restrictions). The South32 Board will resolve to declare the Dividend Distribution closer to Completion, and a South32 Distribution Announcement will be released on ASX and South32's website with further details, including key dates and eligible jurisdictions.	See Section 4.5 for further information on the Dividend Distribution
Who is an Eligible Shareholder?	Eligible Shareholders are South32 Shareholders (other than Ineligible Small Shareholders) whose registered address on the South32 Register on the Dividend Distribution Record Date is in any jurisdiction that South32 determines is not unlawful, unduly onerous or unduly impracticable to transfer or distribute New Alcoa Shares or New Alcoa CDIs to the South32 Shareholder, or an Ineligible Small Shareholder who has provided South32 with a duly completed Election Form (which has been accepted by South32 in its sole discretion). South32 will release details about the eligible jurisdictions closer to Completion.	See Sections 4.5(c) and 4.5(e) for further information
Who is an Ineligible Shareholder?	Ineligible Shareholders are: (1) South32 Shareholders whose registered address on the South32 Register on the applicable Dividend Distribution Record Date is in any jurisdiction that South32 determines it is prohibited or unduly onerous or impractical to transfer or distribute New Alcoa Shares or New Alcoa CDIs to the South32 Shareholders in those jurisdictions (being Ineligible Foreign Shareholders); and (2) South32 Shareholders whose Dividend Distribution Entitlement would be 12 or fewer New Alcoa Shares or New Alcoa CDIs on the Dividend Distribution Record Date (being, Ineligible Small Shareholders) and who do not provide South32 with a duly completed Election Form (which has been accepted by South32 in its sole discretion). South32 will release details about the eligible jurisdictions closer to Completion.	See Sections 4.5(d), 4.5(e) and 4.5(f) for further information
Can I elect to receive cash proceeds rather than Consideration Shares?	No. Eligible Shareholders are not entitled to elect to receive cash proceeds in lieu of Consideration Shares under the Dividend Distribution.	See Section 4.5 for further details on the distribution of Consideration Shares to Shareholders
What is the impact of the Proposed Transaction on my South32 Shareholding?	South32 Shareholders will retain all South32 Shares they hold. Your existing shareholding in South32 will not be cancelled or exchanged as a consequence of the Proposed Transaction. In addition, Eligible Shareholders will receive a Dividend Distribution Entitlement comprising New Alcoa Shares or New Alcoa CDIs.	See Sections 4.5, 6.4 and 8.5 for further information
What assets will South32 have following Completion?	Following Completion, South32's portfolio will comprise: – Sierra Gorda (45% interest) – a large-scale open-pit copper mine in Chile; – Cannington (100%) – an underground silver, lead and zinc mine in Queensland, Australia; – Australia Manganese (GEMCO) (60%) – an open-cut manganese ore mine in the Northern Territory, Australia; – South Africa Manganese (54.6% ore interest) – comprising the Mamatwan open-cut and Wessels underground manganese mines in the Kalahari Basin, South Africa; – Hermosa (Taylor, Clark and Peake) (100%) – a multi-decade zinc-lead-silver development project in Arizona, United States; – Ambler Metals Joint Venture (Arctic and Bornite) (50%) – an early-stage base and precious metals exploration project in Alaska, United States; and – Mozal Aluminium (63.7%) – on care and maintenance. South32 will also retain its exploration portfolio, royalty interests and strategic equity investments.	See Section 6.2 for further information about the South32 business following Completion
What will be South32's strategy following Completion?	South32 is expected to be an upstream base metals focused company with a simpler portfolio concentrated on long-life, high-margin copper, zinc, silver and lead operations, and a large producer of manganese.	See Section 6.5 for further information on strategic direction

Annexure B 21 Transaction Explanatory Memorandum

QUESTION	ANSWER	MORE INFORMATION
What factors may affect the value and trading of South32 Shares following Completion?	It is not possible to predict the market value of South32 Shares following Completion. Factors that may affect value and trading include: – fluctuations in commodity prices and exchange rates relevant to South32's retained operations; – general economic and equity-market conditions; – changes in investor sentiment, strategies or government policy; – South32's operating and financial performance without the Sale Business; – the reduced diversification of South32's portfolio by commodity and geography; – potential shareholder reassessment of their investment in South32 in light of its changed size, commodity mix and risk profile; and – the extent to which the anticipated benefits of the Proposed Transaction are achieved.	See Section 8.5 for further information about risks relating to South32 following Completion
Who will be on the South32 Board after the Proposed Transaction Completes?	The Board will continue to review its composition and size, particularly in light of the Proposed Disposal, to ensure it remains fit for purpose.	See Sections 6.4(b) and 6.4(c) for further information.
What will be the impact of the Proposed Transaction on Dividends?	Our dividend policy is determined by the Board at its discretion. Following Completion, an updated capital management framework will apply. As at the date of this Transaction Explanatory Memorandum the Board has not approved a change to South32's dividend policy.	See Section 6.4(d) for further information about the post-Completion capital management and dividend policy
Information about Alcoa		
Who is Alcoa?	Alcoa is a publicly traded company operating in all aspects of the upstream aluminium industry with a vision to build a legacy of excellence for future generations. With a values-based approach that encompasses acting with integrity, operating with excellence, caring for people and leading with courage, Alcoa's purpose is to Turn Raw Potential into Real Progress. Since developing the process that made aluminium an affordable and vital part of modern life, Alcoa's talented employees have developed breakthrough innovations and best practices that have led to greater safety, efficiency, sustainability and stronger communities wherever they operate.	See Section 7.2 and "*Summary – Parties to the Transaction*" in the Prospectus
What markets and jurisdictions does Alcoa operate in?	Alcoa is active in all aspects of the upstream aluminium industry with bauxite mining, alumina refining, and aluminium smelting and casting. Through direct and indirect ownership, Alcoa has 25 operating locations across eight countries on five continents, situated primarily in Australia, Brazil, Guinea, Canada, Iceland, Norway, Spain and the United States.	See Section 7.2 and "*Summary – Parties to the Transaction*" in the Prospectus
Where is Alcoa listed?	Alcoa Shares are listed on the NYSE under the ticker symbol "AA", and Alcoa CDIs, each representing one Alcoa Share, are listed on ASX and trade under the symbol "AAI".	See Section 7.2 and "*Summary – Parties to the Transaction*" in the Prospectus
What are the key differences between Alcoa CDIs and Alcoa Shares?	CDIs, or CHESS Depositary Interests, are a type of depositary receipt that allows investors in foreign companies (such as Alcoa), to obtain all the economic benefit of owning securities in the foreign company (such as Alcoa Shares) without holding legal title to the underlying securities. Except for certain differences described in Section 7.3, an Alcoa CDI will have rights that are economically equivalent to the rights attaching to an Alcoa Share. An Alcoa CDI Holder will not be a registered Alcoa Stockholder. Instead, Alcoa Shares represented by Alcoa CDIs will be held in the name of CDN, a subsidiary of ASX, or held by CDN in the form of beneficial ownership.	See Section 7.3
What will the Alcoa stock price be after the Proposed Transaction?	Alcoa Shares and Alcoa CDIs are listed on the NYSE and ASX respectively, and subject to buying and selling in the ordinary course of trading. There can be no assurance regarding the price at which Alcoa Shares or Alcoa CDIs will trade before or following Completion.	See Section 7.3
What are the key risks of holding Alcoa Shares?	There are a range of risks associated with holding Alcoa Shares and Alcoa CDIs. You should read and carefully consider the risk factors included in the section titled "Risk Factors" in the Prospectus and the documents incorporated by reference into the Prospectus.	See Section 8.6 and "*Risk Factors*" in the Prospectus

Annexure B 22 Transaction Explanatory Memorandum

QUESTION	ANSWER	MORE INFORMATION
What will South32's relationship be with Alcoa after the Proposed Transaction?	In connection with the Proposed Transaction, South32 Group Operations and Alcoa have entered into the Transitional Services Agreement under which South32 Group Operations has agreed to provide certain services (including technology, human resources, global business services (including specified finance services) and other transitional services agreement-related provision and management services) to Alcoa on a transitional basis for up to 18 months following Completion, primarily in order to facilitate an orderly separation and transition of ownership of Worsley Alumina and Hillside Aluminium. Following this, there is no formal contractual relationship currently contemplated between South32 and Alcoa in relation to their respective operations. At Completion, South32 will receive the Consideration Shares. To the extent, and for the period, that South32 retains any Consideration Shares following the Dividend Distribution, South32 will be a shareholder of Alcoa.	See Section 10.2 and "*The Transaction – Transitional Services Agreement*" in the Prospectus
Transaction Meeting		
Who can vote at the Transaction Meeting?	South32 Shareholders who are registered holders of South32 Shares on the Transaction Meeting Record Date will be entitled to vote on the Disposal Resolution at the Transaction Meeting.	See the Notice of Meeting for further information
What will South32 Shareholders be asked to vote on at the Transaction Meeting?	South32 Shareholders will be asked to vote on the Disposal Resolution, being a resolution to approve the proposed sale of the Sale Business by South32 to Alcoa.	See the Notice of Meeting for further information
When and where is the Transaction Meeting?	The Transaction Meeting will be held at South32's Annual General Meeting at 12:00pm (AWST) on 15 October 2026 at the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia, and online at https://meetnow.global/S32AGM2026.	See the Notice of Meeting for further details, including how to attend in person or online
Is voting compulsory?	No, voting is not compulsory. However, the South32 Board encourages all South32 Shareholders to vote on the Disposal Resolution. If you do not vote, or vote against the Disposal Resolution, the Proposed Transaction may still proceed if the required level of Shareholder approval is obtained.	See Section 1.4(a) and the Notice of Meeting for further information
How do I vote at the Transaction Meeting?	You may vote at the Transaction Meeting by attending in person or online at the scheduled time, or by appointing a proxy, attorney or corporate representative to vote on your behalf.	See the Notice of Meeting for further instructions
What if I do not vote at the Transaction Meeting or if I vote against the Disposal Resolution?	If you do not vote or vote against the Disposal Resolution, the Proposed Transaction may still Complete. If the Proposed Transaction Completes, it will be binding on all South32 Shareholders, including those who did not vote or voted against the Disposal Resolution. You will still be eligible to receive the Dividend Distribution if you are on the South32 Register on the Dividend Distribution Record Date and are an Eligible Shareholder.	See Section 1.4(a) and the Notice of Meeting for further information
When will the results of the Transaction Meeting be known?	The results of the Transaction Meeting will be announced to ASX following the conclusion of the meeting. South32 will also make the results available on its website.	N/A
Tax Implications		
What are the tax implications of the Proposed Transaction?	Section 9 of this Transaction Explanatory Memorandum provides a general outline of: • the Australian income tax, GST and stamp duty consequences of the Proposed Transaction for South32 Shareholders; • the United States, United Kingdom and South African taxation consequences for South32 Shareholders resident in those jurisdictions as well as for non-residents in the United States and United Kingdom. This information is expressed in general terms and does not constitute tax advice in respect of any individual's circumstances. South32 Shareholders should seek specific tax advice from their own advisers. Shareholders who reside outside Australia, the United Kingdom, the United States and South Africa should seek specific tax advice in relation to both Australian and overseas tax implications.	See Section 9 for further information

QUESTION ANSWER MORE INFORMATION Other How can I find out more You should read this Transaction Explanatory Memorandum in its entirety, N/A information? including the Independent Expert’s Report at Attachment 1 and the Notice of Meeting. If you have any questions about this Transaction Explanatory Memorandum, you should consult your stockbroker, solicitor, accountant or other independent professional adviser. Further information about the Dividend Distribution (including eligible jurisdictions, key dates and Sale Facility details) will be released closer to Completion in the South32 Distribution Announcement, which will be available on ASX and at South32’s website (https://www.south32.net/). You may also contact the South32 Share Registry on 1800 019 953 (within Australia) or +61 3 9415 4169 (outside Australia). Annexure B 23 Transaction Explanatory Memorandum

Annexure B 24 Transaction Explanatory Memorandum 3. KEY DATES Event Date Form S-4 becomes effective under US Securities Act 8 September 2026 Date of this Transaction Explanatory Memorandum 10 September 2026 Receipt of Proxy Forms 12.00pm AWST, 13 October 2026 Last date and time for receipt of Proxy Forms for the Transaction Meeting Transaction Meeting Record Time 4.00pm AWST, 13 October, 2026 Time and date for determining eligibility to vote at the Transaction Meeting Transaction Meeting 15 October 2026 Completion Expected in the first half of calendar year 2027 All dates including and following the date for receipt of proxy forms are indicative only and subject to change, and the expected date for Completion is subject to, among other things, all Conditions Precedent being satisfied or waived (as applicable). Any changes to the above dates will be announced through ASX and notified on South32’s website on https://www.south32.net/. Prior to Completion, South32 will release further information, including key dates, relevant to the Dividend Distribution (and any Capital Reduction Distribution, if applicable). Unless stated otherwise, all dates above and references to dates and times in this Transaction Explanatory Memorandum are references to Perth time.

4. OVERVIEW OF THE PROPOSED TRANSACTION 4.1 Overview of the Proposed Transaction Annexure B 25 Transaction Explanatory Memorandum On 1 July 2026, South32 announced that it had entered into the Umbrella Implementation Deed to sell its aluminium value chain assets located in Australia, South Africa and Brazil (comprising the ‘Sale Business’)49 to Alcoa for an implied enterprise value of up to US$5.6 billion. A summary of the key terms of the Umbrella Implementation Deed is set out in Section 10.1 of this Transaction Explanatory Memorandum. The implied enterprise value of the Proposed Transaction of up to US$5.6 billion comprises the Cash Purchase Price (US$3.1 billion subject to certain adjustments), the Consideration Shares (valued at approximately US$1 billion with at least half of the Consideration Shares to be distributed to South32 Shareholders following Completion),50 and the Contingent Consideration (up to US$750 million), as well as net debt and lease liabilities of the Sale Business to be assumed by Alcoa (up to approximately US$750 million).51 Alcoa will also assume rehabilitation liabilities related to the Sale Business of approximately US$1.1 billion.52 See Sections 4.4, 4.5 and 6.3 of this Transaction Explanatory Memorandum for further information on the Consideration payable by Alcoa to South32, the Distribution of Consideration Shares to South32 Shareholders and South32’s intended use of the Consideration, respectively. Completion of the Proposed Transaction is subject to the satisfaction or waiver (as applicable) of a number of Conditions Precedent by 29 June 2027 (or otherwise as agreed between South32 and Alcoa). See Section 10.1(b) of this Transaction Explanatory Memorandum for information about the Conditions Precedent. 4.2 Directors’ recommendation and voting intentions The South32 Board unanimously recommends that South32 Shareholders vote in favour of the Disposal Resolution, in the absence of a Superior Proposal and subject to the Independent Expert maintaining the conclusion in the Independent Expert’s Report that the Proposed Disposal is in the best interests of South32 shareholders. In making this recommendation, the South32 Directors have considered a range of factors, including (among others) the benefits and risks of the Proposed Transaction (including those set out in Sections 1.2, 1.3and 8, including the consequences if the Proposed Transaction does not Complete) and the conclusion of the Independent Expert (set out in Attachment 1). Each South32 Director intends to vote in favour of the Disposal Resolution in respect of any South32 Shares they hold or control, in the absence of a Superior Proposal and subject to the Independent Expert maintaining the conclusion in the Independent Expert’s Report that the Proposed Disposal is in the best interests of South32 shareholders. 4.3 Proposed Transaction perimeter On Completion, South32 will dispose of its interest in the Sale Business comprising the following aluminium value chain assets: (a) Worsley Alumina located in Western Australia, Australia (86% interest); (b) Hillside Aluminium located in Richards Bay, South Africa (including Bayside) (100% interest); (c) MRN Bauxite Mine located in Porto Trombetas, Brazil (33% interest);53 (d) Alumar Alumina Refinery located in São Luís, Maranhão, Brazil (36% interest); and (e) Alumar Aluminium Smelter located in São Luís, Maranhão, Brazil (40% interest). Mozal Aluminium is excluded from the perimeter of the Proposed Transaction and remains on care and maintenance. On Completion, certain wholly owned subsidiaries of South32 will sell, and certain wholly owned subsidiaries of Alcoa will acquire, 100% of the shares in each Sale Group Entity (being, the wholly owned subsidiaries of South32 that hold the interests in the Sale Business). See Section 5 of this Transaction Explanatory Memorandum for more information about the Sale Business. South32’s interest in MRN is subject to a pre-emptive rights regime in favour of the other shareholders of MRN under the MRN Shareholders Agreement. Under the Umbrella Implementation Deed, South32’s interest in MRN will be removed from the Proposed Transaction perimeter in circumstances where the other shareholders of MRN exercise their pre-emptive rights and acquire the relevant portion of South32’s interest in MRN (MRN Transaction). The Umbrella Implementation Deed contains provisions providing for certain adjustments to the Cash Purchase Price in circumstances where a MRN Transaction completes or MRN is removed from the perimeter. As at the date of this Transaction Explanatory Memorandum, the MRN pre-emptive rights regime under the MRN Shareholders Agreement has not been exercised. 4.4 Consideration payable to South32 Alcoa has agreed to pay South32 the Consideration for the sale of the Sale Business, comprising the Cash Purchase Price, Consideration Shares and Contingent Consideration. A summary of the Consideration and related matters is set out below.  49 See Section 4.3 of this Transaction Explanatory Memorandum for further information on the Proposed Transaction perimeter. Mozal Aluminium is excluded from the Proposed Transaction and remains on care and maintenance. All references to South32’s aluminium value chain assets exclude Mozal Aluminium. 50 Comprising 17,008,960 New Alcoa Shares and/or New Alcoa CDIs (in aggregate) calculated using the VWAP of Alcoa Shares for the 10-trading-day period ended 26 June 2026 (being the period shortly prior to the execution of the Umbrella Implementation Deed), to be distributed subject to receipt of the Consideration Shares free from any on-sale restrictions from Alcoa. 51 Based on South32 Group and MRN equity accounted balance sheet items as at 31 March 2026. 52 Based on South32 Group closure and rehabilitation provisions as at 30 June 2026. 53 Subject to the exercise of pre-emptive rights held by MRN’s joint venture partners under the MRN Shareholders Agreement. See Section 4.3 of this Transaction Explanatory Memorandum for more information.

The Cash Purchase Price comprises upfront cash consideration of US$3.1 billion subject to adjustments in accordance with the Umbrella Implementation Deed including certain reductions for Notified Leakage and increases for Reverse Leakage and the Equity Return Amount. See Section 4.4(d) of this Transaction Explanatory Memorandum for information about the Notified Leakage and Reverse Leakage amounts. The Equity Return Amount is payable to South32 (as an increase to the Cash Purchase Price) at an amount equal to 5% per annum of the US$3.1 billion cash consideration (subject to certain exclusions and adjustments) calculated from the date of the Transaction Meeting to the Completion Date. Annexure B 26 Transaction Explanatory Memorandum (a) Cash Purchase Price (b) Consideration Shares On Completion, South32 will receive 17,008,960 Consideration Shares (in the form of New Alcoa Shares and/or New Alcoa CDIs) with the allocation between Alcoa Shares and Alcoa CDIs to be determined by South32. The Consideration Shares represent approximately 6%54 of Alcoa’s issued and outstanding capital stock on a pro forma post-issuance basis. The Consideration Shares will be issued as fully paid Alcoa Shares or Alcoa CDIs, free from all encumbrances, subject to Alcoa’s Constitution and on the basis that they rank equally in all respects with the Alcoa Shares and Alcoa CDIs currently on issue. Under the Umbrella Implementation Deed, the parties have certain obligations in relation to the Consideration Shares being issued without restriction on on-sale such that they will be freely tradeable in the hands of South32 Shareholders. If Alcoa issues or agrees to issue: – any Alcoa Shares at a discount greater than 15% to the closing price of an Alcoa Share on the NYSE on the day immediately preceding the announcement for the primary purpose of acquiring assets or projects from a third party or a specific purpose that is accretive to the value of Alcoa Shares; or – in any other case, any Alcoa Shares at a discount to the closing price of an Alcoa Share on the NYSE on the day immediately preceding the announcement of such share issue or agreement to issue shares, then the number of Consideration Shares will be adjusted to account for this issuance or agreed issuance in accordance with the terms of the Umbrella Implementation Deed. Following Completion, South32 intends to distribute at least half of the Consideration Shares to South32 Shareholders by way of an in-specie, fully franked special dividend (being the Dividend Distribution) subject to receipt of the Consideration Shares free from any on-sale restrictions. See Section 4.5 of this Transaction Explanatory Memorandum for more information on the Distribution to South32 Shareholders. (c) Contingent Consideration Under the terms of the Umbrella Implementation Deed, the Contingent Consideration is payable by Alcoa, subject to the satisfaction of certain alumina and aluminium price milestones, considered on an annual basis, over 4 years from 1 July 2026 to 30 June 2030. The total amount of Contingent Consideration that may become payable by Alcoa is capped at US$750 million and will depend on (among other things) the extent to which the relevant commodity prices exceed the applicable strike prices and the level of production from Alumar Alumina Refinery and Worsley Alumina (in respect of alumina production) and Alumar Aluminium Smelter and Hillside Aluminium (in respect of aluminium production). See Section 8.2(h) of this Transaction Explanatory Memorandum for certain risks associated with the Contingent Consideration. The price linked Contingent Consideration in aggregate of up to US$750 million is applicable for four years from 1 July 2026 with no annual cap. • Aluminium: the Contingent Consideration payment for each period will be calculated as 22.5% of aluminium production at Alumar Aluminium Smelter and Hillside Aluminium multiplied by the LME aluminium price above the following price thresholds: CY26: US$3,500/ t, CY27: US$2,825/t, CY28: US$2,847/t, CY29: US$2,870/t and CY30: US$2,942/t. • Alumina: the Contingent Consideration payment for each period will be calculated as 22.5% of 67% of alumina production at Alumar Alumina Refinery and Worsley Alumina multiplied by the alumina index price above the following thresholds: CY26: US$345/t, CY27: US$452/t, CY28: US$456/t, CY29: US$459/t and CY30: US$471/t. During the Contingent Consideration period, Alcoa has agreed not to take any action (or omit to take any action) with the sole or predominant purpose of frustrating, delaying or hindering South32’s receipt of or reducing the amount of any Contingent Consideration payments. (d) Locked Box The Sale Business has been valued on the basis of a locked box mechanism with a Locked Box Date of 31 March 2026. As a result of this locked box mechanism, upon Completion, Alcoa is entitled to receive economic benefits and risks from the operational performance of the Sale Business for the period from 1 April 2026 to Completion (Locked Box Period). South32 is responsible for any Notified Leakage that is notified by South32 to Alcoa before Completion that has occurred during the Locked Box Period that has the effect of extracting value out of the Sale Business for the benefit of South32 during that period (subject to exceptions for Permitted Leakage such as (among other things) payments required under the Umbrella Implementation Deed and certain tax related payments). Any Notified Leakage (other than Permitted Leakage) will reduce the amount of the Cash Purchase Price payable to South32 at Completion. The effect of this mechanism is that economic value generated during the Locked Box Period will remain within the 54 Based on Alcoa’s publicly disclosed number of issued shares (263,909,445 shares) as at 27 July 2026.

Sale Business and will be acquired and assumed by Alcoa at Completion, unless that economic value is extracted by South32, in which case such extraction of value will reduce the Cash Purchase Price. Under the locked box mechanism, South32 is entitled upon Completion to all Reverse Leakage, being amounts paid or payable from a Non-Sale Group Entity to a Sale Group Entity during the Locked Box Period in the form of capital and/or equity funding which will increase the amount of the Cash Purchase Price payable to South32 at Completion. To the extent that there is any Leakage (other than Notified Leakage) attributable during the Locked Box Period, South32 has provided an indemnity to Alcoa to account on a dollar-for-dollar basis (up to a cap of US$3.6 billion) for this Leakage and must reimburse Alcoa an amount, in cash, equal to this amount subject to the conditions contained in the Umbrella Implementation Deed. Annexure B 27 Transaction Explanatory Memorandum (e) Assumed liabilities Under the terms of the Umbrella Implementation Deed, Alcoa will assume rehabilitation costs and certain liabilities in relation to the Sale Business. 4.5 Distribution to South32 Shareholders Unless expressly stated otherwise, the information set out in this Section 4.5 reflects South32’s current expectations in relation to the Distribution as at the date of this Transaction Explanatory Memorandum (based on information available as at the date of this Transaction Explanatory Memorandum) and is indicative only (and subject to change). South32 will release an announcement on ASX (and where applicable, other relevant securities exchanges) and its website (https://www.south32.net/) closer to the Completion Date with further details about the Distribution including (among other things) the Distribution Record Date and other key dates (South32 Distribution Announcement). Any material changes to the information in relation to the Distribution set out in this Transaction Explanatory Memorandum including this Section 4.5 will be announced in the South32 Distribution Announcement. (a) Dividend Distribution Following Completion and the receipt of the Consideration Shares free from any on-sale restrictions, South32 intends to distribute at least half of the Consideration Shares to South32 Shareholders (other than Ineligible Shareholders, who will receive a pro rata cash payment instead by way of an in-specie, fully franked special dividend (being the Dividend Distribution). The South32 Board will resolve to distribute the Dividend Distribution, subject to Completion occurring and receipt of the Consideration Shares free from on-sale restrictions, closer to Completion.  (b) Entitlement to Dividend Distribution Following Completion and the receipt of Consideration Shares free from any on-sale restrictions, the Dividend Distribution is intended to be implemented as follows: • each Eligible Shareholder will be transferred their Dividend Distribution Entitlement (being the number of Consideration Shares to which the South32 Shareholder is entitled); and • each Ineligible Shareholder’s Dividend Distribution Entitlement will be transferred to the Sale Agent who will sell the Consideration Shares that would otherwise have been issued to the Ineligible Shareholders and remit the net cash proceeds (after deduction of any reasonable brokerage or other selling costs, taxes and charges) to the Ineligible Shareholders. See Section 4.5(f) of this Transaction Explanatory Memorandum for more information about the Sale Facility process. South32 Shareholders as at the Dividend Distribution Record Date will be eligible to receive the Dividend Distribution either in the form of New Alcoa Shares or New Alcoa CDIs (in the case of Eligible Shareholders) or in the form of net proceeds (in the case of Ineligible Shareholders). Other than the election mechanism available for certain Ineligible Small Shareholders (see Section 4.5(e) below), South32 Shareholders will not be entitled to elect to receive a certain form of Consideration Shares and/or elect to receive cash proceeds in lieu of Consideration Shares. It is not possible for South32 to predict the market value of Alcoa Shares and/or Alcoa CDIs (as applicable) at the time South32 completes the Dividend Distribution, which may be higher or lower than the price of Alcoa Shares or Alcoa CDIs (as applicable) as at the date of this Transaction Explanatory Memorandum (or the date of the Transaction Meeting) as a result of movements in price of Alcoa Shares or Alcoa CDIs (as applicable). See Sections 8.2(c), 8.2(f) and 8.6 for an overview of key risks associated with the Dividend Distribution and an investment in Alcoa. The Dividend Distribution Entitlement will be calculated in accordance with the formula set out below. S DDE = { } x CS x P TS where: DDE = the Dividend Distribution Entitlement for a South32 Shareholder S = the total number of South32 Shares held by the South32 Shareholder as at the Dividend Distribution Record Date TS = the total number of South32 Shares on issue as at the Dividend Distribution Record Date CS = the total number of Consideration Shares issued to South32 on Completion P = the total Dividend Distribution

Form of Consideration Shares issued Register on which South32 Shares, South32 DIs or South32 ADRs are held under Dividend Distribution Australia: South32 Shares registered on the South32 Australian share register New Alcoa CDIs United Kingdom: South32 CSN Holders and South32 DI Holders registered on the South32 DI UK register New Alcoa Shares South Africa: Dematerialised and certificated holders on the South32 South African branch share register New Alcoa Shares United States: South32 ADR Holders New Alcoa Shares (c) Eligible Shareholders Annexure B 28 Transaction Explanatory Memorandum If the formula results in a fractional entitlement to New Alcoa Shares or New Alcoa CDIs, the Dividend Distribution Entitlement will be rounded down to the nearest whole number and in the case of South32 ADR Holders will occur according to the terms and conditions of those arrangements. Expected form of Dividend Distribution Entitlement as at the date of this Explanatory Memorandum As at the date of this Transaction Explanatory Memorandum, it is expected that the form in which Eligible Shareholders will receive their Dividend Distribution Entitlement will be as set out in the table below. The expected form below reflects South32’s current expectations in relation to the Dividend Distribution as at the date of this Transaction Explanatory Memorandum (based on information available as at the date of this Transaction Explanatory Memorandum) and is indicative only (and subject to change, including to account for specific distribution mechanics to be determined closer to Completion). Any material changes to the information below in relation to the form in which Eligible Shareholders will receive their Dividend Distribution will be announced in the South32 Distribution Announcement. South32 Shareholders will be eligible to receive New Alcoa Shares or New Alcoa CDIs (as applicable, depending on the location and manner that the South32 Shareholder holds their South32 Shares, South32 DIs or South32 ADRs) under the Dividend Distribution if their registered address on the South32 Register on the Dividend Distribution Record Date is in any jurisdiction that South32 determines is not unlawful, unduly onerous or unduly impracticable to transfer or distribute New Alcoa Shares or New Alcoa CDIs to the South32 Shareholder. As at the date of this Transaction Explanatory Memorandum, it is not possible for South32 to determine the eligible foreign jurisdictions in which South32 Shareholders may participate in the Dividend Distribution and receive New Alcoa Shares or New Alcoa CDIs. As the specific date for Completion (and in turn, the date for completing the Dividend Distribution) is unknown, and given the passage of time between the date of the Transaction Meeting and Completion, South32 will need to consider (i) the South32 Register (including changes to the spread of jurisdictions across the South32 Register prior to the Dividend Distribution Record Date) and (ii) any amendments, modifications or other changes in foreign securities laws (including exemptions and exceptions to prospectus requirements) (as applicable), closer to the Completion Date to determine the ability for South32 to distribute New Alcoa Shares or New Alcoa CDIs in foreign jurisdictions. Based on, among other things, the South32 Register and current foreign securities laws, as at the Last Practicable Date, South32 considers that Australia, Canada, China, France, Germany, Hong Kong, Ireland, Japan, the Netherlands, New Zealand, Norway, Singapore, Switzerland, the United Arab Emirates, the United Kingdom and the United States may be eligible jurisdictions for the purpose of the Dividend Distribution.55 In addition, certain shareholders in South Africa may be Eligible Shareholders if they are able to establish that they can receive Consideration Shares without contravening applicable securities laws (including South African exchange controls laws). However, South32 will determine the eligible jurisdictions closer to the Completion Date based on (among other things) the South32 Register and foreign securities law as at that time. The South32 Distribution Announcement to be released closer to Completion will include details of the eligible jurisdictions.  (d) Ineligible Foreign Shareholders Ineligible Foreign Shareholders are South32 Shareholders whose registered address on the South32 Register on the Dividend Distribution Record Date is in any jurisdiction that South32 determines that it is prohibited or unduly onerous or impractical to transfer or distribute New Alcoa Shares or New Alcoa CDIs to the South32 Shareholders in those jurisdictions (including in respect of South32 Shareholders in South Africa that are unable to establish that they can receive Consideration Shares without contravening applicable securities laws (including South African exchange controls laws)). Ineligible Foreign Shareholders will not receive New Alcoa Shares or New Alcoa CDIs. Instead, the Consideration Shares that would otherwise be distributed to each Ineligible Foreign Shareholder will be issued to the Sale Agent to be sold under the Sale Facility and each Ineligible Foreign Shareholder will receive a pro rata cash payment (see Section 4.5(f)). The South32 Distribution Announcement to be released closer to Completion will include details about the eligible jurisdictions. (e) Ineligible Small Shareholders A South32 Shareholder is an Ineligible Small Shareholder if, on the Dividend Distribution Record Date, their Dividend Distribution Entitlement would be 12 or fewer New Alcoa Shares or New Alcoa CDIs. Ineligible Small Shareholders will not receive Consideration Shares, and instead, their Dividend Distribution Entitlement will be issued to the Sale Agent to be sold under the Sale Facility with their net cash proceeds (after deduction of any reasonable brokerage or other selling costs, taxes and charges) from the sale remitted to them (see Section 4.5(f)). 55 This information is based on information available as at the date of this Transaction Explanatory Memorandum and is subject to change and final determination by South32 closer to Completion.

South32 will appoint a Sale Agent closer to the Completion Date. The Sale Agent will sell the Consideration Shares represented by the Dividend Distribution Entitlement of the Ineligible Shareholders (being the Ineligible Foreign Shareholders and Ineligible Small Shareholders) (Sale Facility). The Sale Agent will sell these New Alcoa Shares and/or New Alcoa CDIs on licensed markets operated by the NYSE and/or the ASX, as applicable. The net cash proceeds (after deduction of any reasonable brokerage or other selling costs, taxes and charges) received by the Sale Agent under the Sale Facility from the sale of the Consideration Shares represented by the Dividend Distribution Entitlement of the Ineligible Shareholders will be remitted to Ineligible Shareholders participating in the Sale Facility, as soon as practicable after completion of the last sale under the Sale Facility. The South32 Distribution Announcement to be released closer to Completion will include details about the Sale Facility including how the proceeds from the sale will be remitted to Ineligible Shareholders participating in the Sale Facility. (g) Treatment of employees under share ownership plans As at the date of this Transaction Explanatory Memorandum, South32 operates a number of employee share ownership plans. An overview of the current employee share ownership plans operated by South32 is available in the 2026 Annual Report available at www.south32.net. To the extent that the employee share ownership plans oblige South32 to address the entitlements of participants in response to the Proposed Transaction (for example, because of the Dividend Distribution or any Capital Reduction Distribution), South32 will make any determinations required, and separately communicate any such determinations to participants, in accordance with the applicable plan rules. Annexure B 29 Transaction Explanatory Memorandum Ineligible Small Shareholders who would be Eligible Shareholders but for the fact their entitlement would be to 12 or fewer New Alcoa Shares may participate in the Dividend Distribution and receive New Alcoa Shares or New Alcoa CDIs if they provide South32 with a duly completed Election Form (which has been accepted by South32 in its sole discretion) electing to receive Consideration Shares as their Dividend Distribution Entitlement. However, South32 will not accept Election Forms from Ineligible Small Shareholders with a registered address in the United Kingdom, or from any South32 DI Holders or South32 CSN Holders (even if the United Kingdom is ultimately an eligible jurisdiction) as a result of United Kingdom legal requirements. South32 will distribute Election Forms to its Shareholders closer to Completion and the South32 Distribution Announcement to be released closer to Completion will include details about how Ineligible Small Shareholders can complete and submit Election Forms. (f) Sale Facility (h) Capital Reduction Distribution Under the terms of the Umbrella Implementation Deed, South32 may elect (in its absolute discretion) to distribute some or all of the Consideration Shares that are not distributed as the Dividend Distribution to South32 Shareholders (who are on the South32 Register on the Capital Reduction Distribution Record Date) by way of the Capital Reduction Distribution, as declared or determined by the South32 Board. As at the date of this Transaction Explanatory Memorandum South32 does not intend to make any Capital Reduction Distribution. If South32 determines to make a Capital Reduction Distribution, it would seek shareholder approval at a subsequent general meeting in accordance with the Corporations Act. 4.6 Independent Expert’s Report conclusion South32 has appointed Grant Samuel as the Independent Expert to prepare the Independent Expert’s Report to assist South32 Shareholders in assessing the Proposed Transaction. The Independent Expert has concluded in the Independent Expert’s Report that the Proposed Disposal is fair and reasonable and therefore in the best interests of South32 shareholders in the absence of a superior proposal. Grant Samuel has valued the Aluminium Business in the range of US$4.5 billion to US$5.0 billion, and the value of the consideration offered by Alcoa to be in the range of US$4.8 billion to US$5.0 billion. Because the assessed value of the consideration falls towards the top end of the value range the Proposed Disposal is considered fair. Grant Samuel has also considered additional value that may be unlocked by the Proposed Disposal. This may result in a higher total value of the Proposed Disposal to South32 of between US$5.1 billion and US$5.4 billion, reinforcing the fairness of the Proposed Disposal. As the Proposed Disposal is fair, it is also reasonable. Accordingly, the Proposed Disposal is in the best interests of South32 shareholders, in the absence of a superior proposal. The Independent Expert Report is included in full in this Transaction Explanatory Memorandum at Attachment 1. 4.7 Transaction Meeting There is no strict legal requirement for South32 to seek shareholder approval for the Proposed Transaction and ASX has confirmed that ASX Listing Rule 11 is not likely to apply to the Proposed Transaction. However, for good governance and to ensure that South32 Shareholders are properly informed about the Proposed Transaction, the Board considers it is in the best interests of South32 to seek approval of the Proposed Disposal, particularly given the size and nature of the Proposed Disposal, as well as its transformative impact on the future direction of South32 following Completion.

The Transaction Meeting will be held at South32’s Annual General Meeting to be held at 12:00pm (AWST) on 15 October 2026 at Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia and online at https://meetnow.global/S32AGM2026. Information about the Transaction Meeting including how to attend and vote at the Transaction Meeting, how to appoint an attorney, representative or proxy and how to ask questions at the Transaction Meeting, is set out in the Notice of Meeting accompanying this Transaction Explanatory Memorandum. A general guide to the taxation implications of the Proposed Transaction for South32 Shareholders is set out in Section 9 of this Transaction Explanatory Memorandum. This guide is expressed in general terms and is not intended to provide taxation advice in respect of the particular circumstances of any South32 Shareholder. Annexure B 30 Transaction Explanatory Memorandum

5. OVERVIEW OF THE SALE BUSINESS 5.1 Introduction Annexure B 31 Transaction Explanatory Memorandum South32’s aluminium segment comprises a global portfolio of integrated aluminium assets spanning bauxite mining, alumina refining and aluminium smelting, including: • Worsley Alumina (86% interest): Comprising an integrated bauxite mine and alumina refinery and other related facilities in Western Australia, Australia • Hillside Aluminium (including Bayside) (100% interest): Comprising an aluminium smelter and related facilities in South Africa • Brazil Alumina (33% interest in the MRN Bauxite Mine, 36% interest in the Alumar Alumina Refinery): Comprising an open cut bauxite mine and alumina refinery and other related facilities in Brazil • Brazil Aluminium (40% interest in the Alumar Aluminium Smelter): Comprising an aluminium smelter and related facilities in Brazil South32’s aluminium portfolio also includes Mozal Aluminium, however this asset has been excluded from the perimeter of the Proposed Transaction and remains on care and maintenance. As at the date of this Transaction Explanatory Memorandum, the MRN pre-emptive rights regime under the MRN Shareholders Agreement has not been exercised. See Section 4.3 of this Transaction Explanatory Memorandum for further information.

Annexure B 32 Transaction Explanatory Memorandum

5.2 Overview of South32's aluminium, alumina and bauxite business

(a) Australian Assets: Worsley Alumina

Overview

Worsley Alumina is an integrated bauxite mining and alumina refining operation in the south west of Western Australia. South32 holds an 86% interest in Worsley Alumina, with 10% held by Japan Alumina Associates (Australia) Pty Ltd and the remaining 4% held by Sojitz Alumina Pty Ltd.

The Worsley Joint Venture is independently managed by South32 Worsley Alumina Pty Ltd pursuant to the Worsley Management Agreement.

The Boddington Bauxite Mine is located near the town of Boddington Western Australia, approximately 130km southeast of Perth. The Worsley Alumina refinery is located 55km northeast of Bunbury, Western Australia.

Production commenced at Worsley Alumina in 1984 at an initial throughput level of approximately 1,000kt per annum (100% basis). Over time, through expansion projects, efficiency initiatives and new technology, production capacity has increased towards its current maximum permitted capacity of 4,700 kt per annum (100% basis).

Worsley Alumina produced 3,722kt of alumina in FY26 (being, South32's share).

Mining and processing

Bauxite is mined using shallow multi-pit open-cut methods and crushed at two mining hubs before being transported to the refinery. At the Worsley Alumina refinery, bauxite is processed using the Bayer process to produce alumina.

Logistics and marketing

Bauxite is transported to the refinery via a 51km overland conveyor system, with alumina subsequently railed to Bunbury Port for export.

In addition to supplying South32's Hillside Aluminium smelter (and historically Mozal Aluminium), Worsley Alumina sells alumina to external customers in regions including the Middle East and Asia.

The operation is supported by gas, coal, rail access and other key supply agreements.

Projects and developments

Worsley Alumina commenced development of the Worsley Mine Development Project in Q4 FY25, following the receipt of final environmental approvals. The Worsley Mine Development Project includes the Nullaga mine development and is expected to deliver improved bauxite supply and sustain production to at least FY36.[56]

Worsley Alumina Project Map


PERTH
Mandurah
BODDINGTON BAUXITE MINE
WORSLEY REFINERY
Bunbury
Collie
N
50 Km

Worsley Alumina Asset Summary

Location	Boddington and Collie, Western Australia
Ownership	86%
Operatorship	South32
Mining Method	Multi-pit open cut mining
Product	Bauxite, Alumina

Worsley Alumina Ore Reserves and Mineral Resources are available in the Resource and Reserve section of the 2026 Annual Report available at www.south32.net.

Operational Summary

South32 share	FY26A	FY25A	FY24A
Alumina production (kt)	3,722	3,727	3,777
Alumina sales (kt)	3,630	3,699	3,767
Operating unit cost (US$/t)	313	303	269

[56] Subject to receipt of any necessary secondary approvals. The information in this Transaction Explanatory Memorandum that refers to Production Target and forecast financial information for Worsley Alumina is based on Proved (87%) and Probable (13%) Ore Reserves. The Ore Reserves underpinning the Production Target have been prepared by G Burnham and reported in accordance with the requirements of the JORC Code and are available to view in South32's 2026 Annual Report published on 27 August 2026 (available at www.south32.net). South32 confirms that all material assumptions underpinning the Production Target and forecast financial information derived from the Production Target continue to apply and have not materially changed.

Annexure B 33 Transaction Explanatory Memorandum

(b) South African Assets: Hillside Aluminium (including Bayside)

Overview

Hillside Aluminium is located in Richards Bay, South Africa, and is the largest aluminium smelter in the southern hemisphere. The operation produces high-quality primary aluminium for both domestic and export markets and is wholly owned and operated by South32.

The smelter was commissioned in 1996 with an initial production capacity of 466ktpa. Capacity was subsequently expanded through the Hillside 3 brownfield project in 2003, with ongoing improvement initiatives increasing production capacity to approximately 720ktpa.

Hillside Aluminium produced 717kt of aluminium in FY26.

Smelting

The Hillside Aluminium operation converts alumina into liquid aluminium through an electrolytic smelting process. Aluminium is then cast into ingots for domestic and export markets.

Logistics and marketing

Hillside Aluminium processes alumina sourced from Worsley Alumina and exports the majority of its aluminium production to customers across Europe, Asia and the Americas via Richards Bay and Durban ports. To support the development of the downstream aluminium industry in South Africa, a portion of liquid metal is supplied to Hulamin and other local companies that sell products in the domestic and export markets.

The operation is supported by a long-term power supply agreement with Eskom Holdings SOC Limited (expiring in 2031). South32 is continuing to work collaboratively with Eskom Holdings SOC Limited to deliver a long-term energy solution that supports Hillside Aluminium's competitiveness.

Projects and developments

Hillside Aluminium is deploying AP3XLE energy efficiency technology through its pot relining program, with ~66% of pots converted as at the end of FY26. The initiative is expected to improve energy efficiency and reduce GHG emissions. The project to replace Hillside Aluminium's pot tending assemblies is ongoing.

Bayside smelter

The Bayside smelter commenced operations in 1971 and was the first aluminium smelter in South Africa. Smelting operations at the Bayside smelter ceased in 2014.

South32 continues to maintain the Bayside smelter property in line with its care and maintenance and closure plans.

BHP sold the Bayside casthouse to Isizinda Aluminium (a consortium of Hulamin and Bingelela Capital) in 2015. Hillside Aluminium continues to supply primary aluminium to the Bayside casthouse to support the downstream South African aluminium industry.

Hillside Aluminium Project Map


JOHANNESBURG
HILLSIDE
Durban
Gqeberha
Cape Town
N
500 Km

Hillside Asset Summary

Location	Richards Bay, South Africa
Ownership	100%
Operatorship	South32
Product	Aluminium

Operational Summary

South32 share	FY26A	FY25A	FY24A
Aluminium production (kt)	717	718	720
Aluminium sales (kt)	688	732	720
Operating unit cost (US$/t)	2,298	2,507	2,115

Annexure B 34 Transaction Explanatory Memorandum

(c) Brazilian Assets

(i) Brazil Alumina: MRN Bauxite Mine and Alumar Alumina Refinery

Overview

South32 holds a 33% interest in the MRN Bauxite Mine and a 36% interest in the Alumar Alumina Refinery (non-operator).

The MRN Bauxite Mine is located approximately 40km from Porto Trombetas, and operations commenced in 1979.

The Alumar Alumina Refinery is located in São Luís, Maranhão, Brazil, and operations commenced in 1984.

Brazil Alumina produced 1,411kt of alumina in FY26.

Mining and processing

The MRN Bauxite Mine is an open cut strip-mining operation. Ore is extracted via conventional open pit mining techniques. Bauxite is processed on site to remove impurities, reduce reactive silica and improve available alumina before being transported by ship to the Alumar Alumina Refinery.

South32 supplies bauxite produced from the MRN Bauxite Mine to the Alumar Alumina Refinery.

The bauxite is refined at the Alumar Alumina Refinery using the Bayer process to produce alumina powder.

Logistics and marketing

Bauxite from the MRN Bauxite Mine is transported to Porto Trombetas, a river port, via a 28km rail line. South32 ships bauxite to the Alumar Alumina Refinery.

Alumina powder produced from the Alumar Alumina Refinery is delivered to local and export smelters, including the Alumar Aluminium Smelter.

Projects and developments

MRN continues to execute the transmission line project to connect the MRN Bauxite Mine to the Brazilian power grid. The transmission line will enable MRN to reduce operating costs by replacing its diesel-powered generation with cost efficient renewable energy sources. MRN continues to progress the MRN West Zone development project, with a key installation licence secured in April 2026.[57]

Brazil Alumina Project Map



Macapá
Port Porto Trombetas
MRN
Manaus
São Luís
ALUMAR
N
400 Km

MRN Bauxite Mine Asset Summary

Location	Approximately 40km from Porto Trombetas
Ownership	33%
Operatorship	MRN S.A.
Mining Method	Conventional open pit
Product	Bauxite

MRN Bauxite Mine Ore Reserves and Mineral Resources are available in the Resource and Reserve section of the 2026 Annual Report available at *www.south32.net*.

Alumar Alumina Refinery Asset Summary

Location	São Luís, Maranhão, Brazil
Ownership	36%
Operatorship	Alcoa
Product	Alumina

Operational Summary

South32 share	FY26A	FY25A	FY24A
Alumina production (kt)	1,411	1,340	1,286
Alumina sales (kt)	1,409	1,349	1,282
Operating unit cost (US$/t)[58]	324	326	323

[57] The sale of MRN under the Proposed Transaction is subject to the exercise of pre-emptive rights held by MRN's joint venture partners under the MRN Shareholders Agreement. See Section 4.3 for more information.

[58] Excludes the profit/(loss) from South32's equity accounted interest in MRN

Annexure B 35 Transaction Explanatory Memorandum

(ii) Brazil Aluminium: Alumar Aluminium Smelter

Overview

South32 holds a 40% interest in the Alumar Aluminium Smelter (non-operator). Brazil Aluminium is located at São Luís in the state of Maranhão, Brazil. Operations commenced in 1984.

The Alumar Aluminium Smelter was restarted during FY22 after being on care and maintenance since 2015.

Brazil Aluminium produced 144kt of aluminium in FY26.

Smelting

The Alumar Aluminium Smelter is supplied with alumina from the co-located Alumar Alumina Refinery.

The smelting process involves the electrolytic reduction of alumina that has been dissolved in a molten electrolyte bath to produce liquid aluminium in reaction pots which is then cast into aluminium ingots.

Logistics and marketing

South32's share of aluminium produced from Brazil Aluminium is largely sold in the Brazilian domestic market, with some export volumes.

Projects and developments

Brazil Aluminium continues to ramp-up all three potlines and the Alumar Aluminium Smelter's operator is implementing measures to improve stability following unplanned pot outages and energy disruptions in December 2025.

Brazil Aluminium Project Map


Macapá
Port Porto Trombetas
MRN
Manaus
São Luís
ALUMAR
N
400 Km

Brazil Aluminium Asset Summary

Location	São Luís, Maranhão, Brazil
Ownership	36%
Operatorship	Alcoa
Product	Alumina

Operational Summary

South32 share	FY26A	FY25A	FY24A
Aluminium production (kt)	144	138	104
Aluminium sales (kt)	143	138	102
Operating unit cost (US$/t)	2,895	3,239	3,500

Annexure B 36 Transaction Explanatory Memorandum

6. SOUTH32 FOLLOWING COMPLETION OF THE PROPOSED TRANSACTION

6.1 Overview of South32 following the Proposed Transaction

The Proposed Transaction is expected to position South32 as an ASX-listed upstream base metals focused company, with a simpler portfolio that includes high-quality, long-life upstream assets leveraged to structurally attractive commodities. The sale of the aluminium value chain assets[59] marks a decisive step in South32's portfolio transformation, increasing the Group's exposure to copper, zinc, silver and lead, which are expected to contribute more than 80% of pro forma EBITDA.[60]

South32's growth profile includes projects already under construction or approved for development, plus life extension opportunities and greenfield options. These include the development of Taylor, the fourth grinding line project at Sierra Gorda, underground life extension and open pit opportunity at Cannington and greenfield opportunities such as the Arctic and Bornite Deposits in the Ambler Mining District.

Summary of South32's assets post-Completion of the Proposed Transaction

Assets	South32 Interest (%)	Principal Activities	FY26 Production (South32 Share)[61]
Sierra Gorda	45%	Sierra Gorda is a large-scale, open-pit mine in the prolific Antofagasta copper mining region, that produces copper, molybdenum, gold and silver.	Copper equivalent: 87.1 kt
Hermosa *(Taylor)*	100%	Taylor is a multi-decade zinc-lead-silver operation under development, with first production expected in H2 FY28.	N/A
Hermosa *(Peake)*	100%	Copper deposit adjacent to Taylor, which may become a source of future copper production.	N/A
Hermosa *(Clark)*	100%	Battery-grade manganese deposit, with an exploration decline completed in FY26	N/A
Cannington	100%	An underground silver, lead and zinc mine. which produces high-grade lead and zinc concentrates with a high silver content.	Zinc equivalent: 205.4 kt
Australia Manganese	60%	Australia Manganese is GEMCO in the Northern Territory, Australia, an open-cut mining operation that produces high-grade manganese ore.	Manganese ore: 3,031 kwmt
South Africa Manganese	54.6%[62]	South Africa Manganese consists of two manganese mines in the Kalahari Basin, the open-cut Mamatwan mine and the underground Wessels mine.	Manganese ore: 2,085 kwmt
Ambler JV *(Arctic and Bornite)*	50%	An early-stage exploration project in north-west Alaska that contains known high-grade copper, zinc and silver resources. It includes the high-grade Arctic polymetallic deposit, which has the potential to be an open pit mine, and the Bornite copper deposit, which could facilitate open pit and underground mining.	N/A
Mozal Aluminium	63.7%	Mozal Aluminium was placed on care and maintenance on 15 March 2026.	Aluminium: 248 kt

[59] Mozal Aluminium is excluded from the Proposed Transaction and remains on care and maintenance.
[60] Pro forma based on FY26 financial results and excludes Mozal Aluminium (placed on care and maintenance on 15 March 2026), Cerro Matoso (divested on 1 December 2025) and general corporate costs.
[61] Equivalent calculations use FY25 realised prices
[62] Until vendor-finance loans to certain B-BBEE holders are repaid, South32's ore interest is accounted at 54.6%.

South32 will receive 17,008,960 New Alcoa Shares and/or New Alcoa CDIs (in aggregate) as Consideration Shares on Completion (representing approximately US$1 billion).87 Following Completion, South32 intends to distribute at least half of the Consideration Shares to South32 Shareholders by way of an in-specie, fully franked special dividend (being the Dividend Distribution) subject to receipt of the Consideration Shares free from any on-sale restrictions. As at the date of this Transaction Explanatory Memorandum, no determination has been made in respect of whether or not more than half of the Consideration Shares will be distributed to South32 Shareholders via the Dividend Distribution. See Section 4.5 of this Transaction Explanatory Memorandum for further details relating to the Dividend Distribution. South32 may elect (in its absolute discretion) to distribute some or all of the Consideration Shares that are not distributed as the Dividend Distribution by way of a Capital Reduction Distribution to South32 Shareholders (who are on the South32 Register on the Capital Reduction Distribution Record Date), as determined by the South32 Board. As at the date of this Transaction Explanatory Memorandum South32 does not intend to make any Capital Reduction Distribution. If South32 determines to make a Capital Reduction Distribution, it would seek shareholder approval at a subsequent general meeting in accordance with the Corporations Act.  6.4 Governance, organisational structure and dividend policy (a) Governance Our corporate governance framework, policies and practices are designed to meet the high standards of corporate governance expected by our shareholders, communities and wider society, and promote stakeholder confidence and trust. Our governance policies are reviewed as part of our ordinary review processes, and South32 intends to review existing policies to ensure they continue to be appropriate following Completion. An overview of South32’s corporate governance practices is contained in South32’s 2026 Annual Report available at www.south32.net. Annexure B 49 Transaction Explanatory Memorandum 6.3 Intended use of Consideration (a) Cash Purchase Price South32 will receive US$3.1 billion in upfront Cash Purchase Price (subject to certain adjustments) on Completion. The pro forma net cash position underpins the balance sheet strength to fund South32’s growth pipeline, including committed growth projects such as the construction of Taylor. (b) Consideration Shares (b) South32 Board and Lead Team The South32 Board represents our Shareholders and promotes and protects the interests of the South32 Group. The South32 Board Charter sets out its role and responsibilities. Delegating broad authority to our Chief Executive Officer (CEO) for the day-to-day management of the South32 Group enables our Board to focus on its primary responsibilities, including oversight of performance, management’s development and implementation of our strategy, and the culture of the South32 Group. Directors are expected to apply independent judgement to all South32 Board discussions and decisions. Following an extensive global CEO succession and evaluation process, Matt Daley joined South32 as Deputy CEO in February 2026. Mr Daley assumed the role of CEO on 1 July 2026 after Graham Kerr stepped down from that role on 30 June 2026. South32’s CEO has authority for day-to-day management of the South32 Group, enabling the South32 Board to focus on its primary responsibilities. The CEO in turn delegates certain authorities and responsibilities to management but remains accountable to the South32 Board for the South32 Group’s performance and for all delegated authority. The CEO also guides and supervises our Lead Team. South32’s Lead Team members lead specific parts of our business. As a collective they work to progress the South32 Group’s strategy in a way that aligns with our purpose, values, Code of Business Conduct, and the risk appetite developed by management and approved by the South32 Board. The Board will continue to review its composition and size, particularly in light of the Proposed Disposal, to ensure it remains fit for purpose. 86 See Trilogy release titled “Trilogy Metals Announces Execution of Definitive Agreements for Strategic Equity Investment by the U.S. Department of War” dated 28 August 2026 for further information. 87 Calculated using the VWAP of Alcoa Shares for the 10-trading-day period ended 26 June 2026 (being the period shortly prior to the execution of the Umbrella Implementation Deed).

Following the end of FY26, South32 announced additional changes to its Lead Team and operating model, as a result of entering into the Umbrella Implementation Deed and South32 pursuing the Proposed Transaction, to support the next phase of the Company’s transformation. This included David Palmer joining as Chief Technical Officer on 3 August 2026 (with that role expanding to Chief Technical and Operating Officer – Base Metals on 1 September 2026). In addition, Noel Pillay assumed the role of Chief Operating Officer – Aluminium responsible for the Aluminium Business Unit (which forms part of the Sale Business). Mr Pillay retained responsibility for HMM until it transitioned to the Chief Technical and Operating Officer - Base Metals on 1 September 2026. Mr Pillay reports to Matt Daley and is no longer a member of the Lead Team. An overview of the current Lead Team members including their experience and qualifications is available on the South32 website https:// www.south32.net/about-us/our-board-and-lead-team and in the 2026 Annual Report available at www.south32.net. Annexure B 50 Transaction Explanatory Memorandum (c) Organisational structure (d) Capital management and dividend policy Existing Capital Management Framework South32’s capital management framework supports investment in the business and returns to shareholders. South32’s priorities for capital allocation are to maintain safe and reliable operations and an investment grade credit rating, through the cycle, distribute to shareholders a minimum of 40% of Underlying earnings as ordinary dividends following each six-month reporting period, and maximise shareholder returns through competition for excess capital. As at 30 June 2026, South32 has returned a total of approximately US$2.36 billion to South32 Shareholders under its capital management program, comprising US$1.8 billion via South32’s on-market share buy-back and special dividends of US$525 million. On 27 August 2026, the Directors resolved to extend the existing on-market share buy-back program by 6 months. The program has US$209 million remaining to be returned to South32 Shareholders by September 2027. Since commencement of the on-market buy-back in April 2017, South32 has purchased a total of 837 million shares, representing approximately 15.7% of South32’s share capital at the commencement of the program. Until Completion, the Sale Business will continue to form part of South32’s Underlying Earnings and, accordingly, the calculation of dividends under its policy to distribute a minimum 40% of Underlying Earnings attributable to members as ordinary dividends following each six-month reporting period. Capital Management Framework Post Completion Following Completion, an updated capital management framework is expected to apply. Under this updated framework, South32 will prioritise safe and reliable operations, a strong balance sheet and committed growth and life extension projects. Competition for excess capital will consider options to maximise per-share value over the long term. South32’s dividend policy is determined by the Board at its discretion. As at the date of this Transaction Explanatory Memorandum no change to this policy has been made by the Board.

Annexure B 52 Transaction Explanatory Memorandum 6.6 Pro forma historical financial information (a) Overview The following South32 pro forma historical financial information, comprising a pro forma consolidated balance sheet as at 30 June 2026 (South32 Pro Forma Balance Sheet) and related notes, is prepared for the purposes of this Transaction Explanatory Memorandum. The information presented in this Section is for illustrative purposes only and is not necessarily indicative of South32’s actual or future financial position. References to South32 pro forma historical financial information relate to South32, excluding the Sale Business, on a consolidated basis and after certain pro forma adjustments as set out in this Section. The Investigating Accountant has prepared an Investigating Accountant’s Report in respect of the South32 Pro Forma Balance Sheet. A copy the Investigating Accountant’s Report is attached to this Transaction Explanatory Memorandum in Attachment 2 and should be read in conjunction with this Section. This Section should also be read in conjunction with the risks set out in Sections 8.2 to 8.5 and 8.7. (b) Basis of preparation The South32 Pro Forma Balance Sheet has been prepared in accordance with the recognition and measurement requirements of the Australian Accounting Standards (AAS), adopted by the Australian Accounting Standards Board (AASB) and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The South32 Pro Forma Balance Sheet is presented in an abbreviated form, insofar as it does not include all the presentation and disclosures, statements or comparative information required by AAS and other mandatory professional reporting requirements applicable to general purpose financial reports prepared in accordance with the Corporations Act. The South32 Pro Forma Balance Sheet is based on the reported consolidated balance sheet of South32 as at 30 June 2026 (South32 Reported Balance Sheet), as derived from the South32 Financial Report for the year ended 30 June 2026, and incorporates pro forma adjustments to reflect the impact of the Proposed Transaction as if it had occurred on 30 June 2026. For a full understanding of the financial position of the South32 Group, the South32 Pro Forma Balance Sheet should be read in conjunction with the South32 Financial Report for the year ended 30 June 2026. In particular, the South32 Pro Forma Balance Sheet reflects the removal of the assets and liabilities of the Sale Business and the recognition of Consideration expected to be received by South32. The pro forma adjustments have been prepared based on information available at the date of preparation and assumptions considered reasonable by management as at the pro forma balance sheet date. Actual amounts recognised upon Completion may differ from those reflected in the pro forma financial information, due to changes in the timing of Completion, Alcoa’s share price and the fair value of Contingent Consideration. 97 Refer to the news release by Trilogy Metals Inc. titled “Trilogy Metals Announces Acceptance of Alaska’s High-Grade Arctic Copper-Zinc-Lead-Gold-Silver Project into the FAST-41 Federal Permitting Program” dated 15 May 2026 for further details. 98 Refer to South32’s media release titled “South32 backs U.S. Government move to advance access to critical minerals in Alaska” dated 7 October 2025 for further details.

Annexure B 53 Transaction Explanatory Memorandum

(c) South32 Pro Forma Balance Sheet

The table below sets out a reconciliation from the South32 Reported Balance Sheet to the South32 Pro Forma Balance Sheet as at 30 June 2026:

		Remove Sale Business			
US$M	South32 Reported Balance Sheet	AliGroup Combined Balance Sheets (Note i)	Consolidation adjustments (Note ii)	Add Consideration (Notes iii-v)	South32 Pro Forma Balance Sheet
Assets					
Current assets					
Cash and cash equivalents	2,134	(122)	-	3,088	5,100
Trade and other receivables	861	(547)	452	-	766
Other financial assets[99]	12	-	-	887	899
Inventories	812	(715)	-	-	97
Current tax assets	4	(22)	-	22	4
Other assets	47	(12)	(8)	-	27
Total current assets	**3,870**	**(1,418)**	**444**	**3,997**	**6,893**
Non-current assets					
Trade and other receivables	1,861	(83)	-	-	1,778
Other financial assets	371	-	-	333	704
Inventories	32	(28)	-	-	4
Property, plant and equipment	7,038	(3,479)	-	-	3,559
Intangible assets	214	(24)	(139)	-	51
Equity accounted investments	596	-	-	-	596
Deferred tax assets	497	(161)	(228)	-	108
Other assets	12	(8)	-	-	4
Total non-current assets	**10,621**	**(3,783)**	**(367)**	**333**	**6,804**
Total assets	**14,491**	**(5,201)**	**77**	**4,330**	**13,697**
Liabilities					
Current liabilities					
Trade and other payables	762	(480)	481	-	763
Interest bearing liabilities	520	(68)	2	-	454
Current tax payables	76	(20)	-	-	56
Provisions	225	(121)	-	-	104
Deferred income	6	-	-	-	6
Total current liabilities	**1,589**	**(689)**	**483**	**-**	**1,383**
Non-current liabilities					
Interest bearing liabilities	1,331	(668)	85	-	748
Other financial liabilities	22	(22)	-	-	-
Deferred tax liabilities	166	(165)	-	-	1
Provisions	1,669	(1,132)	-	-	537
Total non-current liabilities	**3,188**	**(1,987)**	**85**	**-**	**1,286**
Total liabilities	**4,777**	**(2,676)**	**568**	**-**	**2,669**
Net assets	**9,714**	**(2,525)**	**(491)**	**4,330**	**11,028**

Adjustments to the South32 Reported Balance Sheet

Remove Sale Business (Notes i and ii)

Represents the derecognition of the assets and liabilities associated with the Sale Business at 30 June 2026 and comprises of the following:

(i) AliGroup Combined Balance Sheets

Reflects the removal of the combined balance sheets for the Sale Business, as reported in the section titled "Selected Historical Combined Financial Data of the Sale Group" in Alcoa's Prospectus (**AliGroup Combined Balance Sheets**). The AliGroup Combined Balance Sheets include amounts owing to/from other entities within the South32 Group, which were consolidated in the South32 Reported Balance Sheet and are further adjusted in the consolidation adjustments, refer to note ii below.

[99] Includes the Consideration Shares to be received at Completion, with no adjustment made for any distribution which may occur post-Completion, refer to note iv below.

Annexure B 54 Transaction Explanatory Memorandum

(ii) Consolidation adjustments

The consolidation adjustments are required to effect in full the removal of the Sale Business and comprises the following:

- the elimination of amounts in the AliGroup Combined Balance Sheets owing to/from the other entities within the South32 Group, refer to note i above;
- re-instatement of South32 Group amounts owing to/from the Sale Business, which were consolidated in the South32 Reported Balance Sheet, which are expected to remain on completion and which will be settled post-completion in the ordinary course of business; and
- the de-recognition of amounts within the South32 Reported Balance Sheet which relate to the Sale Business, including goodwill and deferred tax assets, which were not included in the AliGroup Combined Balance Sheets.

Add Consideration (Notes iii to v)

Represents the recognition of consideration expected to be received by South32 if the Transaction had completed on 30 June 2026 and comprises the following:

(iii) Cash consideration

The pro forma adjustment to cash and cash equivalents consists of the Cash Purchase Price as set out in Section 4.4(a) of this Transaction Explanatory Memorandum, net of estimated leakage to 30 June 2026 and estimated transaction costs to be incurred by South32 in relation to the Proposed Transaction.

No adjustment has been made for the Equity Return Amount which only applies from the date of the Transaction Meeting and no amount has therefore been earned as at 30 June 2026.

(iv) Financial assets recognised

This adjustment reflects the recognition of financial assets expected to be received under the Proposed Transaction, comprising the Consideration Shares and Contingent Consideration as follows:

US$M	Current	Non-current	Total
Consideration Shares[1]	887	-	887
Contingent Consideration[2]	-	333	333
Total pro forma adjustments to other financial assets	**887**	**333**	**1,220**

1. Consideration Shares

This adjustment reflects the recognition of the Consideration Shares as set out in Section 4.4(b) of this Transaction Explanatory Memorandum.

The Consideration Shares have been measured at fair value based on the closing Alcoa share price as at 30 June 2026.

As the number of shares to be received is fixed, the fair value of the Consideration Shares will fluctuate until Completion as a result of movements in Alcoa's share price. Accordingly, the actual value of the shares ultimately received may differ from the amount reflected in the South32 Pro Forma Balance Sheet.

Following Completion, South32 intends to distribute at least half of the Consideration Shares by way of an in-specie, fully franked special dividend. As this distribution is not committed as at the pro forma balance sheet date, no adjustment has been reflected in the South32 Pro Forma Balance Sheet in respect of the proposed distribution.

The full balance of the Consideration Shares has been classified as current, however no determination has been made yet for the intended use of the full balance of the shares as per Section 6.3(b) of this Transaction Explanatory Memorandum. Determination of the intended use at Completion will determine the final classification of these balances as current or non-current.

2. Contingent Consideration

This adjustment reflects the recognition of Contingent Consideration as set out in Section 4.4(c) of this Transaction Explanatory Memorandum.

The Contingent Consideration has been measured at fair value as at 30 June 2026 and was calculated using a discounted cash flow valuation model. The discounted cash flow valuation model includes forward looking assumptions regarding future commodity prices for alumina and aluminium, future production volumes, and a discount rate to derive the present value of future cash flows.

As the valuation is dependent on significant unobservable inputs and future market conditions, the ultimate value realised by South32 may differ from the amount recognised in the South32 Pro Forma Balance Sheet.

(v) Pre-completion settlement of intercompany amounts

Certain intercompany balances, including current tax amounts relating to the South32 Australian Tax Group, are required to be settled prior to Completion. The pro forma adjustments include the settlement of these at their respective 30 June 2026 amounts, and reflect the related impact on the cash and cash equivalents of the Sale Business.

Alcoa became an independent, publicly traded company on November 1, 2016. Alcoa is active in all aspects of the upstream aluminium industry with bauxite mining, alumina refining, and aluminium smelting and casting. Through direct and indirect ownership, Alcoa has 25 operating locations across eight countries on five continents, situated primarily in Australia, Brazil, Guinea, Canada, Iceland, Norway, Spain, and the United States. Alcoa consistently works to build upon its history, which began in 1886 with the world-changing discovery that made aluminium an affordable and vital part of modern life. Alcoa’s business strategy is designed to create stockholder value by leveraging the strength of its assets and capabilities, capitalising on the favourable long-term market fundamentals of its industry, and following a disciplined approach to growth. For further information about Alcoa refer to “Parties to the Transaction – Alcoa” contained in the Prospectus and for further information about the Proposed Transaction, including Alcoa’s plans for financing the Proposed Transaction, refer to “The Transaction” contained in the Prospectus. Alcoa is listed on NYSE and on ASX as a Foreign Exempt Listing. In connection with Alcoa’s Foreign Exempt Listing, public reports filed or to be filed by Alcoa with the SEC (including Alcoa’s 2025 Annual Report and Alcoa’s Q2 2026 Report) are also provided to ASX and available at https://www.asx.com.au/markets/company/AAI. Annexure B 55 Transaction Explanatory Memorandum 7. OVERVIEW OF ALCOA 7.1 Overview The information in this Section of the Transaction Explanatory Memorandum has been prepared by Alcoa. The information concerning Alcoa and the intentions, views and opinions contained in this Section are the responsibility of Alcoa. South32 and its Directors and officers do not assume any responsibility for the accuracy or completeness of this information. 7.2 Overview of Alcoa 7.3 Alcoa Shares and Alcoa CDIs Alcoa is incorporated under the laws of the State of Delaware, and, accordingly, the rights of the holders of Alcoa Shares are currently governed by the General Corporation Law of the State of Delaware. See Attachment 3 for a summary of the material differences between the rights of a holder of Alcoa Shares and the rights of a holder of South32 Shares. Alcoa CDIs, each representing one Alcoa Share, are listed on ASX. CDIs, or CHESS Depositary Interests, are a type of depositary receipt that allows investors in foreign companies (such as Alcoa), to obtain all the economic benefit of owning securities in the foreign company (such as Alcoa Shares) without holding legal title to the underlying securities. The underlying Alcoa Share is held on trust and registered in the name of CDN (being a wholly-owned subsidiary of ASX) or is held beneficially by CDN. CDN is the legal owner of the underlying securities, however the Alcoa CDI Holder receives all direct economic benefits attaching to the underlying Alcoa Share. (a) Key features of Alcoa CDIs (i) General Except for certain differences described in Section 7.3(b) below, an Alcoa CDI will have rights that are economically equivalent to the rights attaching to an Alcoa Share. A holder of Alcoa CDIs will not be a registered Alcoa Stockholder. Instead, Alcoa Shares represented by Alcoa CDIs will be held in the name of CDN, a subsidiary of ASX, or held by CDN in the form of beneficial ownership. (ii) Communications from Alcoa and voting Alcoa will communicate directly with Alcoa CDI holders with respect to corporate actions. To the extent practicable, Alcoa will send notices and other documents (e.g. notices of meetings) to holders of Alcoa CDIs at the same time as they are sent to holders of Alcoa Shares. As Alcoa CDI Holders are not registered holders of the Alcoa Shares represented by Alcoa CDIs, Alcoa CDI Holders will not be automatically entitled to vote at a meeting of Alcoa Stockholders. Alcoa CDI Holders can direct CDN to cast votes on their behalf to exercise the votes attaching to the Alcoa Shares represented by their Alcoa CDIs. If an Alcoa CDI Holder wishes to vote in their personal capacity (rather than directing CDN to vote), they must transmute their Alcoa CDIs into the underlying Alcoa Shares before the relevant record date for the meeting (see Section 7.3(a)(vii) below). (iii) Takeovers Under the ASX Settlement Rules, CDN will not accept a takeover offer in respect of any Alcoa CDIs representing Alcoa Shares unless instructed to do so by the Alcoa CDI Holder. CDN must ensure that the bidder processes those acceptances. (iv) Trading Alcoa CDIs can be traded on the ASX but are not tradeable on the NYSE. Alcoa CDI Holders must transmute the Alcoa CDIs into Alcoa Shares if they wish to trade on the NYSE (see Scetion 7.3(a)(vii) below). (v) Dividends Dividends paid on Alcoa Shares will be distributed by direct credit to Alcoa CDI Holders in Australian dollars, with options to receive payments in USD, NZD, or GBP as well as options to receive other currencies via Computershare’s Global Wire. Dividend record and payment dates will be the same for Alcoa CDIs and Alcoa Shares. (vi) Evidence of Ownership Alcoa CDI Holders will receive a holding statement or confirmation advice in respect of Alcoa CDIs rather than a holding statement for the underlying Alcoa Shares. Revised holding statements will be provided on a periodic basis if there is a change in the number of Alcoa CDIs held. Alcoa CDIs may be held on an issuer sponsored sub-register or on a CHESS sub-register.

Alcoa CDI Holders may at any time request to convert (or “transmute”) their Alcoa CDIs into Alcoa Shares listed on NYSE by contacting Computershare, the Alcoa CDI registry (for issuer sponsored holdings) or their sponsoring participant, who is usually their broker (for CHESS holdings). Computershare will arrange for the transfer of Alcoa Shares from CDN to the former Alcoa CDI Holder at no fee to the former Alcoa CDI Holder requesting for the Alcoa Shares to be registered directly in their own name on the Alcoa Share register. However, a fee will be payable by DTC participants receiving the Alcoa Shares within DTC, in accordance with Computershare’s standard tariff (which is available on Computershare’s xSettle cross-border instruction portal and upon request). Trading on the ASX will no longer be possible and trading on the NYSE will not take place until the conversion process is complete. The reverse process of transmuting Alcoa Shares into Alcoa CDIs is possible. Any decision on whether to transmute or convert Alcoa CDIs to Alcoa Shares will depend on the individual circumstances of each Alcoa CDI Holder. Alcoa CDI Holders should seek professional advice before deciding whether to transmute Alcoa CDIs to Alcoa Shares. (b) Differences between holding Alcoa Shares and Alcoa CDIs The key difference between holding Alcoa CDIs and Alcoa Shares is that an Alcoa CDI Holder has an indirect, beneficial interest in the Alcoa Shares underlying their Alcoa CDI instead of directly owning the Alcoa Shares. The Alcoa CDI Holder cannot directly trade the underlying Alcoa Shares and is a beneficial holder (rather than a registered legal holder) of the underlying Alcoa Shares. As Alcoa CDI Holders are not the registered Alcoa Stockholders, the rights attaching to Alcoa Shares which underlie their Alcoa CDIs must be exercised by CDN. In contrast, a registered Alcoa Stockholder can directly exercise the rights attaching to their Alcoa Shares in such manner as they choose (ie direct voting at an Alcoa meeting as opposed to directing CDN how to vote). Alcoa CDIs will be tradeable on ASX only. Alcoa Shares will be tradeable on NYSE only and are not quoted or tradeable on ASX. Investors who wish to trade Alcoa Shares must first transmute their Alcoa CDIs into the underlying Alcoa Shares before being able to trade on the open market through a broker entitled to trade on NYSE. 7.4 Alcoa intentions for the Sale Business and potential synergies If the Proposed Transaction Completes, Alcoa will acquire and control the Sale Business. As of the date of this Transaction Explanatory Memorandum, Alcoa does not expect to make material operational changes to the Sale Business in the short term following Completion. Alcoa will review and make determinations regarding the operation of the Sale Business in light of all material information, facts and circumstances at the relevant time. In reaching its determination that it is advisable and in the best interests of Alcoa and Alcoa Stockholders to Complete the Proposed Transaction as contemplated by the Umbrella Implementation Deed, the Alcoa Board considered a variety of factors weighing favourably towards the Proposed Transaction, including (among others) that the Proposed Transaction may unlock significant value through expected synergies of approximately US$900 million in net present value through operational optimisation across complementary assets, application of best practices enhancing scale and global competitiveness and consolidation of the life of asset planning across Worsley Alumina and Alcoa’s Western Australia mining and refining operations, in addition to a variety of risks and other potentially negative factors. For further information about positive factors and synergies, and risks and potentially negative factors, considered by Alcoa, refer to “Alcoa’s Reasons for the Transaction” contained in the Prospectus. For further information about Alcoa, Alcoa’s intentions for the Sale Business, potential synergies, and other relevant and related information, you should read the accompanying Prospectus and the documents incorporated by reference into the Prospectus in full. Annexure B 56 Transaction Explanatory Memorandum (vii) Conversion of Alcoa CDIs into Alcoa Shares

– the Proposed Transaction (including Completion and Consideration) (see Section 8.2); – separation and transitional services in connection with the Proposed Transaction (see Section 8.3); – the Proposed Transaction failing to Complete (see Section 8.4); – South32 following Completion (see Section 8.5); – Alcoa (including Alcoa Shares and Alcoa CDIs) (see Section 8.6); and – other risks (see Section 8.7). Annexure B 57 Transaction Explanatory Memorandum 8. KEY RISKS 8.1 Overview This Section 8 sets out potential risks in relation to the Proposed Transaction which should be considered by South32 Shareholders when deciding how to vote on the Disposal Resolution. This Section includes specific risks relating to: The risk factors described below are not an exhaustive list of all risks relating to South32, Alcoa or the Proposed Transaction (either now or in the future). You should carefully consider the risks summarised in this Section 8 as well as other information contained in this Transaction Explanatory Memorandum before deciding how to vote on the Disposal Resolution. These risk factors do not take into account your individual investment objectives, financial situation or particular needs. You should consult your legal, financial, taxation or other professional adviser including if you are unclear or uncertain about any matter mentioned in this Section 8 or elsewhere in this Transaction Explanatory Memorandum. 8.2 Risks relating to the Proposed Transaction (a) Conditions Precedent Completion of the Proposed Transaction is subject to the satisfaction or waiver (as applicable) of a number of Conditions Precedent summarised in Section 10.1(b). These Conditions Precedent include the Shareholder Approval Condition Precedent and obtaining all Required Regulatory Consents. There can be no certainty, nor can South32 provide any assurance or guarantee, that these Conditions Precedent will be satisfied or waived (where permitted) or, if satisfied or waived (where permitted), when that will occur. There is a risk that the processes required to satisfy the Conditions Precedent may take longer than expected, may not be completed on the terms or conditions currently anticipated, or may not be completed at all, which could prevent or delay Completion or result in South32 and Alcoa agreeing to conditions or undertakings that are less favourable to South32 or Alcoa than anticipated. Any failure to satisfy the Conditions Precedent could prevent Completion of the Proposed Transaction, which could result in South32 failing to realise the benefits associated with the Proposed Transaction as set out in Section 1.2. In addition, any delay in satisfying the Conditions Precedent could delay Completion and, in turn, impact South32’s expected timelines for implementing its strategy post-Completion and could result in South32 not realising some or all of the benefits associated with the Proposed Transaction. If a Condition Precedent is not satisfied or waived (where permitted) on or before 29 June 2027 (or an agreed later date), South32 or Alcoa may terminate the Umbrella Implementation Deed in accordance with its terms, in which case the Proposed Transaction will not Complete. (b) Shareholder Approval Condition Precedent Completion of the Proposed Transaction is subject to the satisfaction or waiver (as applicable) of a number of Conditions Precedent summarised in Section 10.1(b), including the Shareholder Approval Condition Precedent (being that Shareholders vote in favour of the Proposed Disposal at the Transaction Meeting). If South32 Shareholders do not approve the Disposal Resolution at the Transaction Meeting (and the Shareholder Approval Condition Precedent is not waived by South32), the Proposed Transaction will not proceed. In addition to the consequences of Completion not occurring as outlined in Section 8.2(a), if the Shareholder Approval Condition Precedent is not satisfied or waived (as applicable) the Umbrella Implementation Deed is terminated and the Proposed Transaction does not Complete, South32 may be required to pay a break fee in certain circumstances as follows: – the US$41 million break fee the Shareholder Approval Condition Precedent is not satisfied or waived by South32 (as applicable) in respect of a Transaction Meeting held on or before 30 November 2026; or – the US$82 million break fee if: the Shareholder Approval Condition Precedent is not satisfied or waived by South32 (as applicable) in circumstances where: (i) termination occurs on or after 1 December 2026 and at the time of termination the Transaction Meeting has not been held; or (ii) the Transaction Meeting is held on or after 1 December 2026; or the Transaction Meeting has not been held on or before 30 November 2026 (and the Shareholder Approval Condition Precedent has not been waived by South32 before midnight on 2 December 2026). The deadlines in this Section 8.2(b) will be extended where South32 is unable to hold the Transaction Meeting by 30 November due to a breach by Alcoa of certain obligations under the Umbrella Implementation Deed.

(c) Regulatory approvals and conditions imposed on Required Regulatory Consents Completion of the Proposed Transaction is subject to the satisfaction or waiver (as applicable) of a number of Conditions Precedent summarised in Section 10.1(b), including South32 and/or Alcoa obtaining all Required Regulatory Consents. There can be no certainty, nor can South32 provide any assurance or guarantee, that all Required Regulatory Consents will be obtained, or as to when they will be obtained. The process of obtaining Required Regulatory Consents may take longer than expected, consents may not be obtained on the terms or conditions currently anticipated by South32 or Alcoa, or may not be obtained at all, which, in each case, could prevent or delay Completion. In addition, regulators and governmental bodies may grant Required Regulatory Consents subject to conditions or undertakings that are less favourable to South32 or Alcoa than currently anticipated. Such conditions may impose costs, limitations or other restrictions on the conduct of South32 or Alcoa or on the Sale Business following Completion. Where conditions are proposed to be imposed on Required Regulatory Consents, the process of engaging with the relevant regulators, governmental bodies and Alcoa in relation to those conditions may itself delay the receipt of Required Regulatory Consents and, in turn, delay Completion. These risks are in addition to the consequences of Completion not occurring as outlined in Section 8.2(a). (d) Period between the Transaction Meeting and Completion Completion of the Proposed Transaction is currently expected to occur in the first half of calendar year 2027. There can be no certainty as to the precise timing of Completion, and the period between South32 Shareholder approval of the Disposal Resolution at the Transaction Meeting and Completion may be longer than currently anticipated. The Dividend Distribution Record Date must be as soon as reasonably practicable following Completion, and in any event within 10 Business Days after Completion. As the Dividend Distribution Record Date will depend on the Completion Date, the precise date for the Dividend Distribution Record Date to occur and/or the Dividend Distribution to be implemented is uncertain (and dependent on Completion timing). As at the date of this Transaction Explanatory Memorandum, it is not possible for South32 to determine the eligible foreign jurisdictions in which South32 Shareholders may participate in the Dividend Distribution given the extended period between the date of this Explanatory Memorandum and Completion. For example, there is a risk that foreign securities laws applicable to the Dividend Distribution (including exemptions and exceptions to prospectus requirements) are amended, modified or otherwise changed between the date of this Transaction Explanatory Memorandum and Completion. Any such changes may, in turn, impact South32’s ability to distribute Consideration Shares to South32 Shareholders in certain foreign jurisdictions. There can also be no assurances as to the market value of Alcoa Shares and/or Alcoa CDIs (as applicable) at the time South32 completes the Dividend Distribution following Completion (see Section 8.2(e) below). Annexure B 58 Transaction Explanatory Memorandum (e) Risks relating to Alcoa Shares and/or Alcoa CDIs If the Proposed Transaction Completes, Eligible Shareholders and South32 (as applicable) will receive New Alcoa Shares and/or New Alcoa CDIs and will be exposed to additional risks relating to Alcoa and its business and risks relating to the integration of the Sale Business into Alcoa’s existing operations. Additionally, in circumstances where South32 retains the Consideration Shares that are not intended to be distributed to its Shareholders under the Dividend Distribution, all South32 Shareholders will be exposed to the risks related to an indirect investment in Alcoa through their shareholding in South32. Those risks may be different from or additional to the risks related to an investment in South32. Additionally, the Alcoa Shares and/or Alcoa CDIs issued by Alcoa to South32 under the Proposed Transaction and is a fixed number of 17,008,960 New Alcoa Shares and/or New Alcoa CDIs rather than Alcoa Shares and/or Alcoa CDIs that will be determined based on market value at the time of Completion. The Consideration Shares will not be adjusted to reflect any changes in the market price of Alcoa Shares and/or Alcoa CDIs prior to Completion, the exchange rate between the Australian dollar and the US dollar or the market price of South32 Shares. Changes in the price of Alcoa Shares and/or Alcoa CDIs may result from a variety of factors, including, among others, changes in Alcoa’s or, following Completion, the Sale Group’s respective businesses, operations or prospects, regulatory considerations, governmental actions, legal proceedings or market, industry, political or economic conditions. Many of these factors are beyond the control of Alcoa or South32 and will impact the value of the New Alcoa Shares and/or New Alcoa CDIs that South32 Shareholders receive under the Dividend Distribution. It is not possible for South32 to predict the market value of Alcoa Shares and/or Alcoa CDIs (as applicable) at the time South32 completes the Dividend Distribution or at any time in the future and there can be no assurance as to the value or price of Alcoa Shares and Alcoa CDIs. It is also not possible for South32 Shareholders to predict or calculate the market value of the Alcoa Shares and/or Alcoa CDIs that they will receive upon completion of the Dividend Distribution. Neither Alcoa nor South32 is permitted to terminate the Proposed Transaction solely because of changes in currency exchange rates or in the market value prices of Alcoa Shares and/or Alcoa CDIs or South32 Shares. See Section 8.6 for more information about the risks associated with an investment in Alcoa. (f) Ineligible Shareholders will not receive Consideration Shares Certain Ineligible Shareholders will not be entitled to receive New Alcoa Shares or New Alcoa CDIs under the Proposed Transaction. Instead, the New Alcoa Shares or New Alcoa CDIs that would otherwise have been transferred to Ineligible Shareholders will be sold on their behalf, with the net proceeds remitted to those Ineligible Shareholders. The value ultimately received by Ineligible Shareholders, will depend on the prevailing market price of Alcoa Shares or Alcoa CDIs (as applicable) at the time of sale, which may be less favourable than the value attributed to those Alcoa Shares or Alcoa CDIs as at the date of this Transaction Explanatory Memorandum (or at the time South32 completes the Dividend Distribution).

The Proposed Transaction will result in either a direct or indirect change of control of the Sale Group Entities. There are contracts to which the Sale Group Entities or other South32 Group Members are party that contain review, consent or termination rights (or similar provisions) triggered in certain circumstances, including on a direct or indirect change of control. Whether such provisions are triggered depends on the text of the relevant clause and, as such, not all provisions will necessarily be triggered by the Proposed Transaction. South32 has undertaken an extensive due diligence process to identify material contracts (and other contracts) that contain provisions that may be triggered by the Proposed Transaction. South32 is continuing to work with relevant counterparties to seek to obtain all material counterparty consents (or equivalent waivers) required prior to Completion, but there is no guarantee that the counterparties will provide the required consents or, if they do, on what terms and by what time such consent will be provided. If South32 fails to obtain a required consent, there is a risk that the relevant counterparty may allege that the contract terms have been breached and may seek to review, renegotiate or terminate the contract. Additionally, under the terms of the Umbrella Implementation Deed, South32 has agreed to use reasonable endeavours to obtain all consents for the Proposed Transaction required under material contracts and material authorisations prior to Completion (including in respect of paying any third-party costs associated with obtaining these consents). Annexure B 59 Transaction Explanatory Memorandum (g) Potential inability to obtain third party consents (h) Risks relating to the Contingent Consideration The Contingent Consideration will only become payable to South32 if certain aluminium and alumina price milestones, considered on an annual basis, are met over the 4 years from 1 July 2026 to 30 June 2030. The total amount of Contingent Consideration that may become payable by Alcoa will depend on (among other things) production levels at Alumar Alumina Refinery and Worsley Alumina (in respect of alumina production) and Alumar Aluminium Smelter and Hillside Aluminium (in respect of aluminium production). There is a risk that the price milestones (among other things) may not be met, in whole or in part, in which case South32 may receive less than the full amount of the Contingent Consideration, or none at all. The Contingent Consideration (to the extent it becomes payable) may not be received by South32 for a number of years following Completion, and its value cannot be predicted with certainty as at the date of this Transaction Explanatory Memorandum. The calculation of amounts payable under the Contingent Consideration is complex, and there is a risk that South32 and Alcoa may disagree as to the amount payable, which could result in a dispute between the parties and delay or reduce the amount ultimately received by South32 (if any). In addition, South32’s ability to receive the Contingent Consideration will depend on the continued performance of the Sale Business (under the control of Alcoa) following Completion, over which South32 will have no control. Adverse alumina or aluminium production impacts within the Sale Business may affect the amount and timing of any Contingent Consideration received by South32. (i) Transaction costs South32 has incurred (and will continue to incur) significant costs associated with the Proposed Transaction including for example, financial adviser fees, filing fees, taxes, legal and accounting fees, and regulatory fees. Some of these fees will be paid regardless of whether the Proposed Transaction Completes. 8.3 Risks relating to separation and transitional services (a) Disruptions in the South32 business During the period to Completion, the South32 business may experience disruptions as a result of the work required to ready the Sale Business for transfer to Alcoa and to comply with South32’s pre-Completion obligations under the Umbrella Implementation Deed and Transitional Services Agreement (including certain restricted conduct). Certain pre-Completion restrictions may prevent South32 (with respect to the Sale Business) from pursuing otherwise attractive business opportunities and making other changes to the business of the Sale Group before Completion. Completion requires significant time and attention from South32’s Board, management and employees, which may divert their focus from the management of the broader South32 Group. As a result, the broader South32 Group (including the business that will be retained by South32 following Completion) may experience disruptions to its ordinary course operations during the period to Completion. Additionally, any uncertainty about the impact of the Proposed Transaction on employees, customers and suppliers may have an adverse effect on the South32 Group, regardless of whether the Proposed Transaction Completes. These uncertainties may impair South32’s ability to attract, retain and motivate key employees and may result in customers, suppliers and others that deal with the South32 Group to seek to change or discontinue existing business relationships with the South32 Group. (b) Costs associated with the separation of the Sale Business South32 expects to incur costs to separate the Sale Business from the remainder of the South32 Group and to prepare the retained South32 business to operate on a standalone basis. These may, among other things, include costs associated with separating information technology systems, corporate and support functions, and restructuring or terminating shared contracts and other arrangements. South32 may also incur incremental ongoing corporate and operating costs following Completion as a result of operating a smaller and less diversified business, including costs that were previously allocated across a broader revenue and asset base. There is a risk that these costs may be higher than currently aticipated, or it may take longer to realise savings, which may adversely affect South32’s financial performance following Completion. (c) Transitional service risks

South32 Group Operations and Alcoa have entered into the Transitional Services Agreement under which South32 Group Operations will continue to provide certain transitional services to Alcoa in respect of the Sale Business (see Section 10.2 of this Transaction Explanatory Memorandum for a summary of key terms of the Transitional Services Agreement). In providing transitional services to Alcoa in respect of the Sale Business, South32 will incur costs and devote management time and resources that may otherwise have been directed to the business that will be retained by South32 following Completion, and may be exposed to liability if it fails to perform its obligations in accordance with the Transitional Services Agreement.  8.4 Risks if the Proposed Transaction does not Complete (a) Benefits of the Proposed Transaction will not be realised If the Proposed Transaction does not Complete, South32 will continue to hold and operate the Sale Business and will not realise the anticipated benefits of the Proposed Transaction set out in Section 1.2. South32 may need to reconsider its strategic options in respect of the Sale Business, which may take significant time and involve additional cost, and there is no guarantee that any alternative transaction in relation to the Sale Business would be available at all or on terms more favourable than the Proposed Transaction (including that it would amount to a Superior Proposal). In addition, South32 would continue to be exposed to the same risks currently associated with the Sale Business and its aluminium value chain operations. See South32’s 2026 Annual Report and 2026 Sustainability Report available at www.south32.net in relation to the most recent risk disclosure. Annexure B 60 Transaction Explanatory Memorandum (b) South32 will not receive the Consideration If the Proposed Transaction does not Complete, South32 will not receive the Consideration from Alcoa (comprising the Cash Purchase Price, Consideration Shares and Contingent Consideration) in exchange for the sale of the Sale Business. South32 will not proceed with the Dividend Distribution to Shareholders, which is conditional on Completion and receipt of the Consideration Shares from Alcoa. Shareholders should not expect to receive the Dividend Distribution, or any other capital return of an equivalent amount, in circumstances where the Proposed Transaction does not Complete. The Board’s ability to declare dividends or return capital to Shareholders in the future will continue to depend on a range of factors, including South32’s financial performance, cash flow generation, capital requirements and prevailing market conditions, and there is no guarantee that South32 will be able to return an equivalent amount of capital to Shareholders through its ordinary dividend policy or otherwise, within a similar timeframe. The failure to Complete the Proposed Transaction resulting in South32 not receiving the Consideration may also adversely affect the market price of South32 Shares to the extent the market has priced in an expectation that the Proposed Transaction will Complete. (c) Termination and break fees As noted in Sections 8.2(a) and 8.2(b) above, South32 may be required to pay Alcoa a break fee of US$41 million or US$82 million if the Umbrella Implementation Deed is terminated and the Proposed Transaction does not Complete in certain circumstances (see Section 10.1(g) for a summary of the break fee triggers in the Umbrella Implementation Deed). If either of these occur, there is a risk that the price of South32 Shares falls as the price of South32 Shares trading prior to any such termination likely reflects a market assumption that the Proposed Transaction will Complete and South32 will dispose of the Sale Business. Additionally, the failure to Complete the Proposed Transaction may result in negative publicity and may affect South32’s relationship with employees, customers, suppliers, vendors and other partners.  8.5 Risks relating to South32 following Completion (a) Benefits of the Proposed Transaction may not eventuate Following Completion of the Proposed Transaction, South32 may not be able to realise some or all of the anticipated benefits of the Proposed Transaction as set out in Section 1.2 (either in a timely manner or at all), which may have the potential to adversely affect the South32 business. These anticipated benefits include, among others, continued exposure for South32 Shareholders to potential alumina and aluminium price upside (via Contingent Consideration) and the potential value created by Alcoa through the realisation of synergies from Western Australian alumina (via Consideration Shares), and an expected reduction in annual overhead costs and other benefits from a simplified business. Some of these anticipated benefits may not be achieved as a result of circumstances outside the control of South32, including changes in commodity markets, exchange rates, or the operating performance of South32’s retained business. In addition, the realisation of anticipated cost savings or efficiencies from operating a smaller, more focused business may be delayed, or may not be achieved to the extent expected. There is no guarantee that the value ultimately created for Shareholders will exceed the value that may have been created had South32 continued to hold and operate the Sale Business. (b) Value of South32 Shares is unpredictable The Board believes that the Proposed Transaction will assist in positioning the business in a way that is designed to enhance shareholder value over time. However, it is not possible to predict the market value of South32 Shares over time including as a result of the Proposed Transaction and there can be no assurance as to the value or price at which South32 Shares will trade following Completion.

Following Completion, South32 will be less diversified, both by commodity and by geography, than it is at the date of this Transaction Explanatory Memorandum. South32’s portfolio will be concentrated in a smaller number of commodities and operations, including copper, silver, lead, zinc and manganese. As a smaller and less diversified business, South32 may have less capacity to absorb the impact of adverse developments particularly capital expenditure increases or project delays at Taylor, and also other adverse developments affecting any single commodity, operation or region. Risks that may previously have been considered less material to South32 in the context of its combined business may become more material to South32’s overall financial performance and position following Completion. As a smaller business, South32 may have reduced access to, and less favourable terms in, any future financing facilities and different terms on which it procures goods and services. Annexure B 61 Transaction Explanatory Memorandum The market value of South32 Shares may also be affected by a range of factors that are outside of South32’s control, including fluctuations in equity markets, general economic conditions, movements in commodity prices and exchange rates relevant to South32’s remaining businesses, changes in investor sentiment or government policy, and variations in South32’s operating and financial performance without the Sale Business. Following Completion, some Shareholders may reassess their investment in South32 in light of its changed size, commodity mix and risk profile, which may result in selling pressure on South32 Shares. There is a risk that the combined market value of South32 Shares following Completion may be less than the market value of South32 Shares immediately before Completion. (c) Reduced diversification of South32 operations (d) Existing risk profile (excluding the Sale Business) Following Completion, South32 will continue to be exposed to the same risks that it currently faces other than those risks specifically associated with the Sale Business (including all risks specifically associated with operating across the aluminium value chain and operating in Brazil and Western Australia). Investors in South32 are already exposed to these risks through their investment in South32 and these risks are disclosed each year in the Annual Reporting Suite available at www.south32.net. Some of these risks may be altered due to the reduced diversification of activities, changed business and risk profile and loss of Sale Business revenues resulting from the Proposed Transaction. Some risks associated with an investment in South32 (excluding the Sale Business) include the following: – fluctuations in commodity prices and impacts of global economic volatility may negatively affect South32’s results, including cash flows and asset values; – the effects of climate change and greenhouse gas (GHG) emissions may adversely impact South32’s business including physical risks to South32’s business, people and the infrastructure, communities, environment and value chain on which it relies; – the political, social and economic responses to the challenges posed by climate change and the transition to a low-carbon economy also pose transition risks to South32’s business performance (ie demand for some commodities, cost and profit margins, social licence, regulatory exposure, and affordability of secure low-carbon energy and decarbonisation technology); – actions by governments or political events in the countries in which South32 will continue to operate could have a negative impact on South32 and its business; – potential for increased capital costs and schedule delays for South32’s growth projects, including the Taylor project at Hermosa and the fourth grinding line project at Sierra Gorda; and – risks associated with supply chains for South32’s remaining business, including the inability to procure critical goods and services, such as raw materials, energy, water, equipment and spare parts, consumables, technology, corporate services, labour and logistics may impact business performance and strategic objectives. For the full list of identified risks, refer to the Risk Management section in the 2026 Annual Report at page 48 available at www.south32.net. 8.6 Risks relating to Alcoa (including Alcoa Shares and Alcoa CDIs) There are a range of risks associated with holding Alcoa Shares and Alcoa CDIs. You should read and carefully consider the risk factors set out in the section titled “Risk Factors” in the Prospectus, including the risk factors in Alcoa’s Annual Report on Form 10-K for the year ended 31 December 2025 (available at https://investors.alcoa.com/financials/annual-reports-and-proxy-statements/default.aspx) (Alcoa’s 2025 Annual Report), Alcoa’s Quarterly Report on Form 10-Q for the Quarterly Period Ended 30 June 2026 (available at https:// investors.alcoa.com/financials/quarterly-results/default.aspx) (Alcoa’s Q2 2026 Report) and other reports filed or to be filed by Alcoa with the SEC, which are incorporated by reference into the Prospectus. Public reports filed or to be filed by Alcoa with the SEC (including Alcoa’s 2025 Annual Report and Alcoa’s Q2 2026 Report) are also provided to ASX and available at https://www.asx.com.au/markets/company/AAI. A summary of relevant risk factors discussed in further detail in the Prospectus, Alcoa’s Q2 2026 Report and Alcoa’s 2025 Annual Report is as follows. This summary does not purport to be complete and South32 Shareholders should review those documents in full for further detail. (a) Risks Related to the Proposed Transaction The Proposed Transaction may be delayed, which could adversely affect Alcoa’s business, financial condition, results of operations or stock price. The unaudited pro forma condensed combined financial information set forth in the Prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of Alcoa after the completion of the Transaction. South32’s public filings are subject to Australian disclosure standards, which differ from SEC requirements, and publicly available information on South32 may therefore not be comparable to similar information on U.S. issuers.

Other risks associated with an investment in Alcoa are described in more detail in Alcoa’s 2025 Annual Report, including, without limitation: industry and global market risks; global operational and regulatory risks (including, without limitation, that the secondary listing of the Alcoa Shares on the ASX via CDIs could lead to price variations between Alcoa Shares and Alcoa CDIs and other impacts on the price of Alcoa Shares and Alcoa CDIs); business strategy risks; available capital and credit-related risks; cybersecurity risks; and labour- and pension-related risks. Annexure B 62 Transaction Explanatory Memorandum (b) Risks Related to Completion of the Proposed Transaction Alcoa may not realise the intended benefits of the Proposed Transaction, and integration may disrupt Alcoa’s current plans or operations. Following Completion, through the Consideration Shares, South32 Shareholders will also continue to be exposed to the existing risks relating to the Sale Business that they are currently exposed to through an investment in South32. The issuance of shares of Alcoa Shares dilutes the ownership position of the Alcoa’s existing stockholders and the price of Alcoa Shares and Alcoa CDIs may be affected. Financing the Proposed Transaction may require substantial indebtedness, and permanent financing may not be available on favourable terms, which will increase available capital and credit-related risks. Following the completion of the Proposed Transaction, Alcoa’s exposure to fluctuations in foreign currency exchange rates will be increased. (c) General business risks 8.7 Other risks (a) Reputational risks South32’s reputation and its relationships with its stakeholders, including its employees, communities, government bodies and regulators, customers, suppliers, investors and non-governmental organisations, are important to maintaining its social licence to operate. The Proposed Transaction, and the process of separating the Sale Business from the remainder of the South32 Group, may give rise to reputational risks for South32, including in connection with the treatment of employees who transfer to Alcoa as part of the Proposed Transaction, the management of community relationships and rehabilitation and closure obligations, and the way in which South32 engages with stakeholders regarding the rationale for, and consequences of, the Proposed Transaction. Any actual or perceived mishandling of these matters, negative publicity, or opposition from stakeholders may damage South32’s reputation. Reputational damage may, in turn, adversely impact South32’s relationships with its remaining stakeholders, its ability to attract and retain talented employees and its social licence to operate its retained business, each of which may have an adverse effect on South32’s business, operations, financial performance and the value of South32 Shares. (b) Taxation risks The taxation consequences of the Proposed Transaction for South32 and Shareholders, including in relation to the Dividend Distribution and the receipt of Consideration Shares, are complex and depend on each Shareholder’s individual circumstances. Shareholders should refer to Section 9 of this Transaction Explanatory Memorandum for a general guide to the taxation consequences of the Proposed Transaction and should seek their own independent taxation advice having regard to their particular circumstances. (c) General economic, market and geopolitical conditions South32’s operating and financial performance, and the market price of South32 Shares (and, following Completion, any Alcoa Shares or Alcoa CDIs held by Eligible Shareholders and South32 (as applicable)), may be adversely affected by general economic, financial market, political and geopolitical conditions that are outside of South32’s control. These include fluctuations in commodity prices, exchange rates and interest rates, changes in international trade policy (including tariffs), inflation, and broader global economic uncertainty. Any deterioration in these conditions prior to, or following, Completion may adversely affect the value of the Consideration Shares received by Eligible Shareholders and South32 (as applicable) under the Proposed Transaction, the trading price of South32 Shares, and South32’s ability to execute its strategy following Completion.

– hold their South32 Shares (or will hold their New Alcoa Shares or New Alcoa CDIs) on revenue account, which will generally be the case for South32 Shareholders who use their South32 Shares (or who will use their New Alcoa Shares or New Alcoa CDIs) for the purposes of speculation, on-sale at a profit or a business of dealing in securities (for example, as trading stock); – acquired their South32 Shares, or will acquire their New Alcoa Shares or New Alcoa CDIs, pursuant to an employee share, option or rights plan; – may be subject to special tax rules, including financial institutions, insurance companies, partnerships (or South32 Shareholders who are partners of partnerships), superannuation funds (except where expressly stated), tax exempt organisations, trusts, South32 Shareholders who are beneficiaries of trusts, dual or temporary residents, or persons or entities that change their residence while holding South32 Shares (or New Alcoa Shares or New Alcoa CDIs); – hold South32 Shares that are pre-CGT assets; – are Australian residents who hold their South32 Shares, or will hold their New Alcoa Shares or New Alcoa CDIs, as part of an enterprise carried on at or through a permanent establishment in a foreign country; or – are subject to the “taxation of financial arrangements” rules in Division 230 of the Income Tax Assessment Act 1997 (Cth) in relation to gains and losses on their South32 Shares (and on their New Alcoa Shares or New Alcoa CDIs). It is noted that Division 230 will generally not apply to the financial arrangements of individuals, unless an election has been made for those rules to apply. Annexure B 63 Transaction Explanatory Memorandum 9. TAXATION CONSIDERATIONS 9.1 Australian taxation (a) Australian taxation outline This Section 9.1 provides a general description of the material Australian income tax, GST and stamp duty consequences of the Proposed Transaction. It does not constitute tax advice and should not be relied upon as such. The description below is based upon the Australian law and administrative practice in effect at the date of this Transaction Explanatory Memorandum. It is general in nature and does not purport to be a complete analysis of the potential Australian tax consequences of the Proposed Transaction and the holding of New Alcoa Shares or New Alcoa CDIs. The Australian tax summary below applies to South32 Shareholders who hold their South32 Shares (and will hold their New Alcoa Shares or New Alcoa CDIs) on capital account. The summary below does not apply to South32 Shareholders who: This summary does not take account of any individual circumstances of any South32 Shareholder and does not constitute tax advice. It is not intended to be an authoritative or complete statement of the laws applicable to the particular circumstances of a South32 Shareholder. South32 Shareholders should seek and rely upon specific advice applicable to their own circumstances from their own advisers. South32 Shareholders who are tax residents of a country other than Australia (whether or not they are also residents, or are temporary residents, of Australia for tax purposes) should take into account the tax consequences of the Proposed Transaction under the laws of their country of residence, as well as under Australian law. (b) Overview of the Proposed Transaction Following Completion, South32 intends to distribute New Alcoa Shares and New Alcoa CDIs to South32 Shareholders by way of the Dividend Distribution, subject to receipt of the Consideration Shares free from any on-sale restrictions. As at the date of this Transaction Explanatory Memorandum, South32 does not intend to make any Capital Reduction Distribution. If South32 determines to make a Capital Reduction Distribution, it would seek shareholder approval at a subsequent general meeting in accordance with the Corporations Act and provide specific disclosure in relation to the tax consequences to South32 Shareholders of the Capital Reduction Distribution. The Proposed Transaction is not expected to qualify for demerger tax rollover relief in relation to the Dividend Distribution. South32 intends to fully frank the Dividend Distribution. Although the quantum of the Dividend Distribution will not be known until the date of distribution it should be based on the market value of the New Alcoa Shares or the New Alcoa CDIs at that time. The comments in Section 9.1(c) set out the expected Australian income tax, GST and stamp duty consequences of the Dividend Distribution for South32 Shareholders. The Australian income tax, GST and stamp duty consequences for South32 Shareholders of holding New Alcoa Shares and New Alcoa CDIs, including the receipt of dividends on, and the disposal of, New Alcoa Shares and New Alcoa CDIs, is set out in Sections 9.1(d) to 9.1(f) below. (c) Receipt of the Dividend Distribution and acquisition of New Alcoa Shares and New Alcoa CDIs (i) Dividend Distribution - Australian resident shareholders You should include the value of the Dividend Distribution in your assessable income in the income year in which you receive the Dividend Distribution. Further information will be provided by South32 to assist you in determining the value of the Dividend Distribution as soon as practical following the Dividend Distribution. South32 intends to fully frank the Dividend Distribution and, accordingly, the Dividend Distribution should have accompanying franking credits. Generally, provided you are a “qualified person” in relation to the Dividend Distribution and the ATO does not make a determination under the dividend streaming rules to deny the benefit of the franking credits attached to the Dividend Distribution, you should:

To be held “at risk”, you must retain 30% or more of the risks and benefits associated with holding your South32 Shares. Where you undertake risk management strategies in relation to your South32 Shares (e.g. by the use of limited recourse loans, entering into put or call options in relation to your South32 Shares or other derivatives), your ability to satisfy the “at risk” requirement and thus to be a “qualified person” may be affected. If you are an individual, you are automatically treated as a “qualified person” for these purposes if the total amount of the tax offsets in respect of all franked amounts to which you are entitled in an income year does not exceed A$5,000 (the “small shareholder rule”). However, you will not be a “qualified person” under the small shareholder rule if “related payments” have been made, or will be made, in respect of these amounts. If you are an individual or complying superannuation fund you may be able to receive a cash tax refund from the ATO if the tax offset equal to the franking credits attached to the Dividend Distribution exceeds the tax payable on your total taxable income. If you are a company, the franking credits attached to the Dividend Distribution will generally give rise to a franking credit in your franking account. You will not be entitled to a cash tax refund of the excess franking credits. Rather, the surplus franking credits may be converted to a tax loss which can be carried forward to future years (subject to you satisfying certain loss carry forward rules). (ii) Dividend Distribution - Non-Australian resident shareholders not holding South32 Shares in carrying on business at or through a permanent establishment in Australia South32 intends to fully frank the Dividend Distribution. Accordingly, no part of the Dividend Distribution should be assessable to you in Australia nor subject to Australian dividend withholding tax. You should obtain your own tax advice if you are a non-Australian resident who holds your South32 Shares, New Alcoa Shares and/or New Alcoa CDIs in carrying on a business at or through a permanent establishment in Australia. Annexure B 64 Transaction Explanatory Memorandum • also include the amount of the franking credits attached to the Dividend Distribution in your assessable income in the income year in which you receive the Dividend Distribution; and • qualify for a tax offset equal to the amount of the franking credits attached to the Dividend Distribution, which can be applied against your income tax liability for the relevant income year. You should be a “qualified person” in relation to the Dividend Distribution if the “holding period rule” and the “related payments rule” are satisfied. Generally: • to satisfy the “holding period rule”, you must have held your South32 Shares “at risk” for at least 45 days (not including the days of acquisition and disposal) within the period beginning on the day after the day on which you acquired them and ending 45 days after they became ex-distribution. This means that once you satisfy the “holding period rule” in relation to a distribution on your South32 Shares you do not need to satisfy it again in relation to those South32 Shares for subsequent distributions, unless you make a “related payment” (refer below); and • under the “related payments rule”, if you or your associate is obliged to make a “related payment” (essentially a payment passing on the benefit of the Dividend Distribution) in respect of the Dividend Distribution, you must hold your South32 Shares “at risk” for at least 45 days (not including the days of acquisition and disposal) within each period beginning 45 days before, and ending 45 days after, they become ex-distribution (that is, a total of 90 days). (iii) Provision of TFN and/or ABN South32 may be required to withhold tax (currently at the rate of 47%) on certain payments made to you (including payments of dividends that are not fully franked) and remit the amounts withheld to the ATO, unless you have provided a TFN, ABN or you have informed South32 that you are exempt from quoting your TFN or ABN (including because you are a non-Australian resident). You are not required to provide your TFN or ABN to South32, however you may choose to do so. This withholding tax is not expected to apply on the basis that South32 intends to fully frank the Dividend Distribution. (iv) Cost base and date of acquisition of New Alcoa Shares and New Alcoa CDIs The first element of the cost base and reduced cost base for each New Alcoa Share or New Alcoa CDI you acquire on receipt of the Dividend Distribution should be based on the market value of the New Alcoa Shares or New Alcoa CDIs at the time the Dividend Distribution is made. For CGT purposes (including for the purposes of the CGT discount and indexation), the date you acquire the New Alcoa Shares or the New Alcoa CDIs should be the date of the Dividend Distribution. Further information will be provided by South32 to assist you in determining the value of the Dividend Distribution and the cost base for each New Alcoa Share or New Alcoa CDI as soon as practical following the Dividend Distribution. (v) Cost base of South32 Shares On the basis that demerger tax roll-over relief does not apply, the Dividend Distribution will have no impact on the cost base and reduced cost base of your South32 Shares. (d) Dividends on New Alcoa Shares and New Alcoa CDIs This Section applies to dividends that may be payable by Alcoa in respect of New Alcoa Shares and New Alcoa CDIs as distinct from the Dividend Distribution to be made by South32 under which New Alcoa Shares or New Alcoa CDIs will be received by South32 Shareholders if the Proposed Transaction is Completed.

The disposal of a New Alcoa Share or a New Alcoa CDI will constitute a disposal for CGT purposes. On disposal of a New Alcoa Share or a New Alcoa CDI, you will make a capital gain if the capital proceeds from the disposal exceed the cost base of the New Alcoa Share or the New Alcoa CDI. You will make a capital loss if the capital proceeds are less than the reduced cost base of the New Alcoa Shares or the New Alcoa CDIs. The capital proceeds on disposal of a New Alcoa Share or a New Alcoa CDI will generally be equal to the money you receive, or that you are entitled to receive, in respect of the disposal plus the market value of any other property you receive, or that you are entitled to receive, in respect of the disposal. As set out in Section 9.1(c)(iv), the first element of the cost base and reduced cost base of each New Alcoa Share or New Alcoa CDI you receive pursuant to the Dividend Distribution should be based on the market value of the New Alcoa Share or New Alcoa CDI on the date of the distribution of the New Alcoa Share or New Alcoa CDI to you. Further information will be provided by South32 to assist you in determining the value of the Dividend Distribution and the cost base for each New Alcoa Share or New Alcoa CDI as soon as practicable following Completion of the Proposed Transaction. The Australian Federal Parliament has recently passed amendments to the CGT regime in the Treasury Laws Amendment (Tax Reform No. 1) Act 2026 (Cth) (CGT Reform Act). These amendments will apply to capital gains accruing on or after 1 July 2027. These amendments include, among other things, replacing the 50% CGT discount for individuals and trusts with cost base indexation (i.e. adjustment of the cost base for inflation) for assets held for more than 12 months, together with a new minimum 30% tax on net capital gains for most individuals. As set out in Section 9.1(c)(iv), you will be taken to have acquired the New Alcoa Shares or New Alcoa CDIs (including for the purposes of the CGT discount) on the date of the Dividend Distribution. Annexure B 65 Transaction Explanatory Memorandum (i) Australian resident shareholders Alcoa is a non-Australian resident company and is not part of the Australian imputation system. Therefore, dividends paid by Alcoa on New Alcoa Shares or New Alcoa CDIs will not carry Australian franking credits. If you receive a dividend on New Alcoa Shares or New Alcoa CDIs then the amount of the dividend (including any amount withheld by Alcoa referable to United States withholding tax) will be included in your assessable income in the year in which the dividend is paid. You may be entitled to a foreign income tax offset equal to any amount withheld. Subject to being entitled to the benefit of the United States / Australia Double Tax Treaty, the rate of withholding should be: • if you are a company and directly hold 10% or more of the voting power in Alcoa – 5%; or • otherwise – 15%. You should obtain your own advice on the availability of relief from withholding tax under the United States / Australia Double Tax Treaty. (i) Non-Australian resident shareholders not holding New Alcoa Shares or New Alcoa CDIs in carrying on business at or through a permanent establishment in Australia If you are a non-Australian resident not holding New Alcoa Shares or New Alcoa CDIs in carrying on business at or through a permanent establishment in Australia and you receive a dividend on New Alcoa Shares or New Alcoa CDIs then the amount of the dividend should generally not be subject to Australian income tax, except to the extent that the dividend is paid out of profits sourced in Australia. You should obtain your own advice about the Australian tax implications of receiving a dividend on New Alcoa Shares or New Alcoa CDIs. (e) Disposal of New Alcoa Shares or New Alcoa CDIs, including under the Sale Facility (if applicable) (i) Australian resident shareholders In broad terms: – if you acquired and disposed of your New Alcoa Shares or New Alcoa CDIs before 1 July 2027, the CGT rules as they applied prior to the amendments will continue to apply. You will not have held your New Alcoa Shares or New Alcoa CDIs for at least 12 months so will not be eligible to receive the CGT discount; – if you acquired your New Alcoa Shares or New Alcoa CDIs before 1 July 2027 and disposed of them on or after 1 July 2027, the rules as they applied prior to the amendments (i.e. the CGT discount provided you have met the requirements to apply it) will broadly apply to the portion of any capital gain that accrued before 1 July 2027 and the new CGT rules (i.e. cost base indexation and the 30% minimum tax) will apply to the portion of any capital gain that accrued from 1 July 2027; and – if you acquired your New Alcoa Shares or New Alcoa CDIs on or after 1 July 2027, the new CGT rules will apply. If you make a capital loss, you can only use that capital loss to offset other capital gains (i.e. the capital loss cannot offset against taxable income on revenue account). However, if the capital loss cannot be used in a particular income year, you can carry it forward to use in future income years, providing certain loss utilisation tests are satisfied. If you sell your New Alcoa Shares or New Alcoa CDIs via the Sale Facility then the tax consequences will generally be the same as those set out above. In particular: – you will be taken to have disposed of your New Alcoa Shares or New Alcoa CDIs at the time the Dividend Distribution is made by South32 and your New Alcoa Shares or New Alcoa CDIs are transferred to the Sale Agent; – the capital proceeds will be the sale proceeds received from the Sale Agent; and – as your New Alcoa Shares or New Alcoa CDIs will not have been held for 12 months, the CGT discount should not be available.

Broadly, the New Alcoa Shares and the New Alcoa CDIs will pass the “principal asset test” at the time of the disposal if the market value of Alcoa’s direct and indirect interests in “taxable Australian real property” is more than the market value of its other assets at the time of the disposal. Detailed calculations are necessary to determine the results of the “principal assets test”. On 2 July 2026, the Treasury Laws Amendment (Strengthening Accountability for Tax Advisor Misconduct and Other Measures) Bill 2026 (Cth) (Tax Amendment Bill) was introduced into the Australian Federal Parliament. If enacted, the Tax Amendment Bill would make significant amendments to the foreign resident CGT regime. The proposed amendments would: Annexure B 66 Transaction Explanatory Memorandum On 4 August 2026, the Australian Treasury released exposure draft legislation for a second tranche of reforms to the CGT regime which, among other things, proposes certain amendments to the CGT Reform Act, together with a draft determination for apportioning capital gains and losses happening to assets acquired before 1 July 2027 and disposed of on or after that date. The draft determination should not, in its current form, apply to determining the pre- and post-1 July 2027 value of assets such as New Alcoa Shares and New Alcoa CDIs for apportionment purposes. You should take into account any future relevant developments in the CGT reforms. (ii) Non-Australian resident shareholders If you: – are a non-resident of Australia for Australian tax purposes; and – do not hold your New Alcoa Shares or New Alcoa CDIs in carrying on a business through a permanent establishment in Australia, the whole of any capital gain or capital loss made upon the disposal of your New Alcoa Shares or New Alcoa CDIs will be disregarded unless the New Alcoa Shares or New Alcoa CDIs constitute “indirect Australian real property interests” at the time of the disposal. Your New Alcoa Shares or New Alcoa CDIs will constitute “indirect Australian real property interests” if: – you hold a “non-portfolio interest” in Alcoa; and – your New Alcoa Shares or New Alcoa CDIs pass the “principal asset test”. You will hold a “non-portfolio interest” in Alcoa if you (together with your “associates” for tax purposes under section 318 of the Income Tax Assessment Act 1936 (Cth)) hold 10% or more of (broadly) all the Alcoa Shares: – at the time of disposal of your New Alcoa Shares or New Alcoa CDIs; or – throughout a 12 month period during the 24 months preceding the disposal of your New Alcoa Shares or New Alcoa CDIs. – clarify and broaden the scope of assets on which foreign residents may make a capital gain or loss that is not disregarded for CGT purposes (including by expanding the definition of what constitutes “real property” for the purposes of the regime and overriding Australia’s double tax agreements to treat references to “real property”, “immovable property” or “land” in those agreements as meaning “taxable Australian real property”); and – amend the testing period for the “principal asset test” to be any time in the 365 days before the time of disposal. As at the date of this Transaction Explanatory Memorandum, the legislation has not been enacted. If enacted, the amendments would generally apply to CGT events occurring on or after the commencement of the legislation, being the first 1 January, 1 April, 1 July or 1 October following Royal Assent. You should monitor the proposed amendments, and their potential impact on the taxation consequences of your disposal of New Alcoa Shares or New Alcoa CDIs. If you are subject to tax on disposal of your New Alcoa Shares or New Alcoa CDIs, the CGT discount will not be available to reduce any capital gain that you make. If you sell your New Alcoa Shares or New Alcoa CDIs via the Sale Facility then the tax consequences will generally be the same as those set out above. In particular: – you will be taken to have disposed of your New Alcoa Shares or New Alcoa CDIs at the time the Dividend Distribution is made by South32 and your New Alcoa Shares or New Alcoa CDIs are transferred to the Sale Agent; – the capital proceeds will be the sale proceeds received from the Sale Agent; and – if you are subject to tax on the disposal of your New Alcoa Shares or New Alcoa CDIs (because they are indirect Australian real property interests), the CGT discount will not be available to reduce any capital gain that you make. (iii) Foreign resident CGT withholding Where a non-resident of Australia for Australian income tax purposes disposes of certain taxable Australian property, the purchaser is generally required to withhold an amount from the purchase price and pay this amount to the ATO. A purchaser of your New Alcoa Shares or New Alcoa CDIs will generally have an obligation to pay to the ATO 15% of an amount equal to, broadly, 15% of the capital proceeds for the disposal of the New Alcoa Shares or New Alcoa CDIs (discussed above) (CGT Withholding Tax) if your New Alcoa Shares or New Alcoa CDIs are “indirect Australian real property interests” (discussed above), and the purchaser: – knows or reasonably believes that you are a non-resident of Australia; or – does not reasonably believe that you are an Australian resident and either: – you have an address outside Australia; or – the purchaser is authorised to pay the purchase price to a place outside of Australia.

– the subjective knowledge requirement when making a declaration will be replaced with an objective knowledge requirement if you make a declaration that your New Alcoa Shares or New Alcoa CDIs are not indirect Australian real property interests. In that case, a purchaser that knows, or could reasonably be expected to know, that the declaration was false at any time prior to acquiring the asset, will not be able to rely on the declaration; and – if you are a non-Australian resident shareholder and you propose to dispose of New Alcoa Shares or New Alcoa CDIs in a transaction with a value of A$50 million or more, you will have an obligation to notify the ATO where you intend to make a declaration that your New Alcoa Shares or New Alcoa CDIs are not indirect Australian real property (and to then notify the purchaser that you have notified the ATO). A purchaser will not be able to rely on the declaration if you do not satisfy these requirements. Annexure B 67 Transaction Explanatory Memorandum However, a purchaser may not be required to pay an amount of CGT Withholding Tax to the ATO if you make a declaration that: – you are an Australian tax resident; or – your New Alcoa Shares or New Alcoa CDIs are not indirect Australian real property interests, and the purchaser does not know the declaration to be false. If the Tax Amendment Bill is enacted then, broadly: These amendments would generally apply to CGT events occurring on or after the commencement of the legislation, being the first 1 January, 1 April, 1 July or 1 October following Royal Assent. If a purchaser considers that an obligation to pay CGT Withholding Tax arises, the purchaser is generally permitted to withhold an amount equal to the CGT Withholding Tax from any amount payable to you on disposal. In that instance, you will only receive the net proceeds from the disposal but will be taken to receive the full proceeds. Any CGT Withholding Tax withheld is not a final tax. You will receive a credit for amounts withheld on filing an Australian tax return and you may receive a refund of tax if amounts have been withheld in excess of your actual Australian tax liability. (f) GST and stamp duty No GST should be payable by you in relation to the acquisition of New Alcoa Shares or New Alcoa CDIs as a result of the Dividend Distribution, or the receipt of dividends on or the disposal of New Alcoa Shares or New Alcoa CDIs. No Australian stamp duty should be payable by you in relation to the acquisition of, receipt of dividends on, or disposal of New Alcoa Shares or New Alcoa CDIs provided, in relation to the acquisition of New Alcoa Shares or New Alcoa CDIs, that Alcoa remains on the Official List of the ASX and no person obtains, either alone or with associates or as part of substantially one arrangement or acting in concert, an interest of 90% or more in Alcoa. 9.2 United States taxation (a) United States taxation outline The following discussion is a summary of certain U.S. federal income tax consequences (1) to South32 Shareholders (including shareholders who hold shares through South32 ADRs) arising from the distribution of the stock consideration pursuant to the Proposed Transaction and (2) generally applicable to the receipt, ownership and disposition of New Alcoa Shares or New Alcoa CDIs by U.S. Holders and Non-U.S. Holders. For purposes of this discussion, a “Non-U.S. Holder” means a beneficial owner of Alcoa common stock or South32 Shares that is: – a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates, – a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of a jurisdiction other than the United States or any state or political subdivision thereof or the District of Columbia, or – an estate or trust, other than an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source. A “Non-U.S. Holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of Alcoa common stock. A “U.S. Holder” means a beneficial owner of Alcoa common stock or South32 Shares that is: – an individual who is a citizen or resident of the United States; – a corporation or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia; or – an estate or trust that is subject to U.S. federal income tax on its income regardless of its source. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of Alcoa common stock or receives shares of Alcoa common stock from South32 pursuant to the Proposed Transaction, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Accordingly, such partners and partnerships should consult their tax advisors regarding the particular U.S. federal income tax considerations of the receipt, ownership and disposition of Alcoa common stock to them. This discussion concerns only shares of Alcoa common stock held as capital assets. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the receipt, ownership or disposition of shares of Alcoa common stock. In particular, this discussion does not address all of the tax considerations that may be relevant to persons in special tax situations, including (but not limited to) persons that hold more than 5% of shares of Alcoa common stock, certain former citizens or residents of the United States, persons

The distribution of the shares of Alcoa common stock by South32 pursuant to the Proposed Transaction will be a taxable event for you. Subject to the discussion below, you will be treated as receiving a corporate distribution from South32 equal to the fair market value of the Alcoa common stock received in such distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from South32’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to a non-corporate U.S. Holder may qualify for preferential rates applicable to long-term capital gains provided that the U.S. Holder holds the South32 Shares on which the dividend is paid for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other requirements. To the extent the fair market value of the distributed shares of Alcoa common stock exceeds South32’s current and accumulated earnings and profits, such distribution will constitute a return of capital that will be applied against and reduce (but not below zero) your adjusted tax basis in the South32 Shares. Any remaining excess will be treated as capital gain realised on the sale or exchange of the South32 Shares. The discussion in this paragraph assumes that the distribution of the shares of Alcoa common stock is treated as a distribution to which Section 301 of the Code applies. However, because the distribution is attributable to the disposition of one of South32’s lines of business, it is possible that the distribution could be treated, in the case of a non-corporate U.S. Holder, as a distribution in partial liquidation of South32 under Sections 302(b)(4) and 302(e) of the Code. If so treated, the distribution generally would be treated as payment in exchange for a portion of the non-corporate U.S. Holder’s stock rather than as a dividend. U.S. Holders are urged to consult with their own tax advisers regarding this treatment.  A dividend generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations. Your adjusted tax basis in the shares of Alcoa common stock received as a distribution from South32 should equal the fair market value of the Alcoa common stock at the time of the distribution. The discussion immediately above assumes that South32 is not a “passive foreign investment company” (PFIC) for U.S. federal income tax purposes. If South32 were a PFIC for any taxable year in which you owned South32 Shares, your treatment or the receipt of shares of Alcoa common stock may be different than described above, and you are urged to consult with your tax advisers regarding such treatment. Annexure B 68 Transaction Explanatory Memorandum that are a “controlled foreign corporation,” a “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes, or persons that are otherwise subject to special treatment under the Internal Revenue Code of 1986, as amended (Code). This discussion does not address the applicability of any alternative minimum tax or the Medicare tax on net investment income, or any other U.S. federal tax considerations (such as gift tax) or any state, local or non-U.S. tax considerations. You should consult your own tax advisers about the tax consequences of the receipt, ownership and disposition of shares of Alcoa common stock in light of your own particular circumstances, including the tax consequences under state, local, non-U.S. and other tax laws and the possible effects of any changes in applicable tax laws. Furthermore, this summary is based on the tax laws of the United States, including the Code, existing and proposed regulations, administrative and judicial interpretations, as at the date of this Transaction Explanatory Memorandum. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax or estate tax consequences different from those discussed below. (b) U.S. Federal Income Tax Consequences of Receiving the Stock Consideration (i) Tax Consequences to U.S. Holders (ii) Tax Consequences to Non-U.S. Holders The distribution of the stock consideration to you pursuant to the Proposed Transaction will generally not be subject to U.S. federal income tax unless the distribution of stock is treated as effectively connected with your trade or business in the United States, in which case the distribution will be subject to U.S. federal income tax on a net income basis to the extent that the distribution is treated as a dividend or as gain realised on the sale or exchange of the South32 Shares. You are urged to consult with your own tax adviser regarding this treatment. (c) Ownership and Disposition of Alcoa Common Stock by U.S. Holders (i) Dividends Alcoa has declared and paid a quarterly cash dividend of $0.10 per share of Alcoa common stock since October 2021, and currently intends to continue such quarterly cash dividend. Such quarterly cash dividends, and any other distributions of cash or other property Alcoa may make to you with respect to shares of Alcoa common stock, generally will constitute dividends for U.S. federal income tax purposes to the extent of Alcoa’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to a non-corporate U.S. Holder may qualify for preferential rates applicable to long-term capital gains provided that the U.S. Holder holds such shares of Alcoa common stock on which the dividend is paid for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other requirements. If a distribution paid to you exceeds Alcoa’s current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your adjusted tax basis in the shares. Any remaining excess will then be treated as capital gain, subject to the tax treatment described under Section 9.2(c)(ii) below. Distributions that constitute dividends for U.S. federal income tax purposes that are paid to U.S. Holders that are corporations generally will be eligible for the dividends-received deduction. However, the dividends-received deduction is only available if certain requirements are satisfied. The length of time that a U.S. Holder has held its stock is reduced for any period during which the U.S. Holder’s risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales, or similar transactions. In addition, to the extent that a corporation that is a U.S. Holder incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the dividends received deduction may be disallowed.

In general, information reporting requirements may apply to dividends or taxable dispositions of the shares of Alcoa common stock. Additionally, under the backup withholding rules, you may be subject to backup withholding (currently at a rate of 24 percent) with respect to dividends or proceeds of a sale unless you (1) meet certain exempt categories (which generally include corporations) and, when required, demonstrate that fact or (2) timely provide a correct taxpayer identification number and certify under penalty of perjury that the taxpayer identification number is correct and that you are not subject to backup withholding (generally in the form of a properly executed IRS Form W-9). Backup withholding is not an additional tax but an advance payment that may be refunded to the extent it results in an overpayment of tax, provided that the required information is timely provided to the IRS. Annexure B 69 Transaction Explanatory Memorandum (ii) Sale, Exchange or Other Taxable Disposition of Shares You generally will recognise capital gain or loss upon the sale, redemption, or other taxable disposition of the shares of Alcoa common stock. Such capital gain will be long-term capital gain if at the time of the sale, exchange, retirement, or other taxable disposition, you have held the stock for more than one year. Long-term capital gains of a non-corporate taxpayer generally are taxed at preferential rates. The deductibility of capital losses may be subject to certain limitations (iii) Information Reporting and Backup Withholding (d) Ownership and Disposition of Alcoa Common Stock by Non-U.S. Holders (i) Dividends Alcoa has declared and paid a quarterly cash dividend of $0.10 per share of Alcoa common stock since October 2021, and currently intends to continue such quarterly cash dividend. Such quarterly cash dividends, and any other distributions of cash or other property Alcoa may make with respect to shares of Alcoa common stock, generally will constitute dividends for U.S. federal income tax purposes to the extent of Alcoa’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds Alcoa’s current and accumulated earnings and profits, the excess will be treated as a tax-free return of your investment, up to your adjusted tax basis in the shares. Any remaining excess will then be treated as capital gain, subject to the tax treatment described under Section 9.2(d)(ii) below. Dividends paid to you generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Even if you are eligible for a lower treaty rate, Alcoa and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to Alcoa or other payor an applicable, valid IRS Form W-8 or other documentary evidence establishing your entitlement to the lower treaty rate with respect to such payments and neither Alcoa nor Alcoa’s paying agent (or other payor) have actual knowledge or reason to know to the contrary. Dividends that are “effectively connected” with your conduct of a trade or business within the United States will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis. Alcoa and other payors generally are not required to withhold tax from “effectively connected” dividends, provided that you have furnished to Alcoa or another payor a valid IRS Form W-8ECI (or an acceptable substitute form) upon which you represent, under penalties of perjury, that you are a non-U.S. person and that the dividends are effectively connected with your conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by you in the United States) and are includible in your gross income. If you are a corporate Non-U.S. Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You are encouraged to consult with your tax advisers regarding the possible implications of these withholding requirements on your investment in the shares of Alcoa common stock. The foregoing discussion is subject to the discussion under Sections 9.2(d)(iii) and 9.2(d)(iv) below. (ii) Sale, Exchange or Other Taxable Disposition of Shares You generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale, exchange or other taxable disposition of shares of Alcoa common stock unless: – the gain is effectively connected with your conduct of a trade or business in the United States (as discussed under Section 9.2(d)(i) above); or – Alcoa is or has been a United States real property holding corporation for U.S. federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of the disposition or your holding period, whichever period is shorter, more than 5% of shares of Alcoa common stock. Alcoa has informed South32 that Alcoa does not believe that it has been within the past five years, is not, and does not anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes. The foregoing discussion is subject to the discussion under Sections 9.2(d)(iii) and 9.2(d)(iv) below. (iii) FATCA Withholding Under the U.S. tax rules known as the Foreign Account Tax Compliance Act (FATCA), a Non-U.S. Holder of shares of Alcoa common stock will generally be subject to 30% U.S. withholding tax on (i) dividends received on shares of Alcoa common stock and (ii) gross proceeds from the sale or other disposition of Alcoa common stock, if the Non-U.S. Holder is not FATCA compliant, or holds its shares of Alcoa common stock through a non-U.S. financial institution that is not FATCA compliant. Under proposed regulations promulgated by the U.S. Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed Treasury regulations until final Treasury

Alcoa must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. You may be required to comply with applicable certification procedures to establish that you are not a U.S. taxpayer in order to avoid the application of such information reporting requirements and backup withholding. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that you have timely furnished the required information to the IRS. Annexure B 70 Transaction Explanatory Memorandum regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of shares of Alcoa common stock. In order to be treated as FATCA compliant, a Non-U.S. Holder must provide Alcoa or an applicable withholding agent certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. For a non-U.S. financial institution to be FATCA compliant, it generally must enter into an agreement with the U.S. government to report, on an annual basis, certain information regarding accounts with or interests in the institution held by certain United States persons and by certain non-U.S. entities that are wholly or partially owned by United States persons, or must satisfy similar requirements under an intergovernmental agreement between the United States and another country (an IGA). These requirements may be modified by the adoption or implementation of a particular IGA or by future U.S. Treasury Regulations. You should consult your tax advisers about how FATCA may apply to your investment in the shares of Alcoa common stock. (iv) Information Reporting and Backup Withholding 9.3 United Kingdom taxation (a) United Kingdom taxation outline The following U.K. taxation summary is of a general nature and does not purport to be a complete analysis of all potential U.K. tax consequences of acquiring, holding and disposing of the New Alcoa Shares and New Alcoa CDIs. It is based on current U.K. tax law and on the current published practice of His Majesty’s Revenue and Customs (HMRC) (which may not be binding on HMRC), as of the date of this Transaction Explanatory Memorandum, all of which are subject to change, possibly with retrospective effect. This summary is intended to address only certain U.K. tax consequences for South32 Shareholders who are tax resident in (and only in) the United Kingdom (unless stated otherwise) and who will be (following completion of the Dividend Distribution) the absolute beneficial owners of the New Alcoa Shares and New Alcoa CDIs and any dividends paid on them and who will hold the New Alcoa Shares and New Alcoa CDIs as investments (other than in an individual savings account or a self-invested personal pension). It does not address the U.K. tax consequences which may be relevant to certain classes of U.K. tax resident shareholders such as traders, brokers, dealers, banks, financial institutions, insurance companies, investment companies, collective investment schemes, tax-exempt organisations, trustees, persons connected with Alcoa, persons holding the New Alcoa Shares and New Alcoa CDIs as part of hedging or conversion transactions, shareholders who have (or are deemed to have) acquired the New Alcoa Shares and New Alcoa CDIs by virtue of an office or employment, and shareholders who are or have been officers or employees of South32 or Alcoa. The statements do not apply to any shareholder who either directly or indirectly holds or controls 10% or more of South32’s share capital (or class thereof), voting power or profits. The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for, or purchaser of, the New Alcoa Shares and New Alcoa CDIs. Accordingly, any South32 Shareholders who are in any doubt as to their tax position regarding the ownership or disposition of the New Alcoa Shares and New Alcoa CDIs or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers. (b) Receipt of the Dividend Distribution and acquisition of New Alcoa Shares and New Alcoa CDIs The Dividend Distribution is not expected to give rise to a disposal of your South32 Shares nor a reduction in the existing cost base in those shares. For U.K. income tax purposes, the market value of the Dividend Distribution should form part of your total income for income tax purposes. For U.K. corporation tax purposes, if you are a “small company” (for the purposes of U.K. taxation of dividends) you will not generally be subject to tax on the Dividend Distribution received from South32. Other South32 Shareholders within the charge to U.K. corporation tax will not be subject to tax on the Dividend Distribution so long as the in-specie dividend falls within an exempt class and certain other conditions are met. (i) United Kingdom Stamp duty and Stamp Duty Reserve Tax (SDRT) The statements in this paragraph are intended as a general guide to the current position relating to stamp duty and SDRT and apply to any South32 Shareholder irrespective of their place of tax residence. It is written on the basis that HMRC regards the DTC as a clearance service for the purposes of U.K. stamp duty and SDRT and assumes that no applicable election under section 97A(1) of the Finance Act 1986 has been made. The summary also assumes that all South32 Shareholders who receive New Alcoa Shares will hold their shares directly through the clearance service facilities of DTC. Certain categories of person, including intermediaries, brokers, dealers and persons connected with depositary receipt arrangements and clearance services, may not be liable to stamp duty or SDRT or may be liable at a higher rate or may, although not primarily liable for the tax, be required to notify and account for it under the U.K. Stamp Duty Reserve Tax Regulations 1986. South32 Shareholders who are in any doubt about their tax position are strongly recommended to consult their own professional advisers.

An individual shareholder who is resident for tax purposes in the United Kingdom may, depending on his or her particular circumstances, be subject to U.K. tax on dividends received from Alcoa. All dividends received by a U.K. tax resident shareholder from Alcoa will form part of the individual’s total income for income tax purposes and, subject to any applicable dividend allowance, will constitute the top slice of that income. A nil rate of income tax will apply to the first £500 (for tax year 2026/2027) of taxable dividend income received by the shareholder in a tax year (the “dividend allowance”). Income within the dividend allowance will be taken into account in determining whether income in excess of the dividend allowance falls within the basic rate, higher rate or additional rate tax bands. For tax year 2026/2027, dividend income in excess of the dividend allowance will be taxed at 10.75% to the extent that the excess amount falls within the basic rate tax band, 35.75% to the extent that the excess amount falls within the higher rate tax band and 39.35% to the extent that the excess amount falls within the additional rate tax band. Corporate South32 Shareholders who are resident for tax purposes in the United Kingdom should not be subject to U.K. corporation tax on any dividend received from Alcoa so long as the dividends qualify for exemption (as is likely) and certain conditions are met (including anti-avoidance conditions). If the conditions for exemption are not met or cease to be satisfied, or such shareholder elects for an otherwise exempt dividend to be taxable, the shareholder will be subject to U.K. corporation tax on dividends received from Alcoa, at the rate of corporation tax applicable to that shareholder (the main rate of U.K. corporation tax is currently 25% for financial year 2026/2027 and is expected to remain at that level in financial year 2027/2028). Annexure B 71 Transaction Explanatory Memorandum Receipt of Dividend Distribution in the form of New Alcoa Shares No stamp duty or SDRT should be required to be paid on a paperless transfer of shares through the clearance service facilities of DTC provided there is no written instrument of transfer or, in the case where there is an instrument of transfer, that it is executed outside the United Kingdom. (c) Dividends on New Alcoa Shares and New Alcoa CDIs This Section applies to dividends that may be payable by Alcoa in respect of New Alcoa Shares and New Alcoa CDIs as distinct from the Dividend Distribution payable by South32 under which New Alcoa Shares or New Alcoa CDIs will be received by South32 Shareholders if the Proposed Transaction is Completed. (i) U.K. holders of shares (ii) Non-U.K. holders of shares An individual shareholder who is not resident for tax purposes in the United Kingdom should not be chargeable to U.K. income tax on dividends received from Alcoa unless he or she carries on (whether solely or in partnership) any trade, profession or vocation in the United Kingdom through a branch or agency to which the common stock is attributable. There are certain exceptions to the charge to income tax for non-U.K. resident individuals trading in the United Kingdom, for example, where such individuals carry on a trade or business through independent agents, such as some brokers and investment managers. Corporate shareholders who are not resident in the United Kingdom will not generally be subject to U.K. corporation tax on dividends unless they are carrying on a trade, profession or vocation in the United Kingdom through a permanent establishment in connection with which the common stock is used, held, or acquired. (d) Disposal of New Alcoa Shares or New Alcoa CDIs, including under the Sale Facility (if applicable) (i) U.K. holders of shares A disposal or deemed disposal of New Alcoa Shares or New Alcoa CDIs by an individual or corporate shareholder who is tax resident in the United Kingdom may, depending on the shareholder’s circumstances and subject to any available exemptions or reliefs, give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of chargeable gains. Any chargeable gain (or allowable loss) will generally be calculated by reference to the consideration received for the disposal of the shares less the allowable cost to the shareholder of acquiring such shares. The applicable tax rates for individual stockholders realising a gain on the disposal of shares is, broadly, 18% for basic rate taxpayers and 24% for higher and additional rate taxpayers. For corporate holders of shares, corporation tax is generally charged on chargeable gains at the rate applicable to the relevant corporate stockholder (the main rate of U.K. corporation tax is currently 25% for financial year 2026/2027). (ii) Non-U.K. holders of shares Holders of shares who are not resident in the United Kingdom and, in the case of an individual shareholder, not temporarily non-resident, should not be liable for U.K. tax on capital gains realised on a sale or other disposal of shares unless (i) in the case of an individual shareholder, such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency, or, in the case of a corporate shareholder, through a permanent establishment in connection with the common stock is used, held or acquired, or (ii) where certain conditions are met, Alcoa derives 75% or more of its gross value from U.K. land. Holders of shares who are not resident in the United Kingdom may be subject to non-U.K. taxation on any gain under local law. Generally, an individual shareholder who has ceased to be resident in the United Kingdom for U.K. tax purposes for a period of five years or less and who disposes of any shares during that period may be liable on their return to the United Kingdom to U.K. taxation on any capital gain realised (subject to any available exemption or relief).

– hold their South32 Shares (or will hold any New Alcoa Shares) on revenue account as trading stock. This will generally be the case where they acquired and hold the relevant shares for purposes of a scheme of profit-making, resale at a profit, or carrying on a trade as dealers in shares or other securities. Any proceeds derived by them from the disposal of those shares will accordingly be taken into account in determining their taxable income under the ordinary income tax provisions applicable to amounts of a revenue nature and trading stock, rather than under the capital gains tax provisions as discussed below; – acquired their South32 Shares, or will acquire any New Alcoa Shares, pursuant to an employee share, option or rights plan; – may be subject to special tax rules, including inter alia share dealers (traders), special trusts, deceased estates, collective investment schemes, South African resident South32 Shareholders who are partners of partnerships, tax exempt organisations, trusts and South African resident South32 Shareholders who are beneficiaries of trusts; or – hold South32 Shares where the base cost of the shares is to be determined on the basis of a pre-valuation date asset (therefore a share acquired prior to 1 October 2001). Annexure B 72 Transaction Explanatory Memorandum (iii) United Kingdom Stamp duty and SDRT Stamp duty and SDRT are not expected to arise on the disposal of New Alcoa Shares or New Alcoa CDIs provided that any agreement effecting the disposal of such shares is executed outside the United Kingdom. U.K. stamp duty is typically payable by a purchaser of shares, rather than the seller. Even where an instrument of transfer is technically subject to U.K. stamp duty, such stamp duty may not need to be paid in practice unless it is necessary to rely on the instrument of transfer for legal purposes (for example, to register a change of ownership or in litigation in a U.K. court) and provided that the shares are not registered in a register kept in the United Kingdom. As a practical matter, a purchaser of shares in a non-U.K. incorporated company may generally not have to pay U.K. stamp duty on a mandatory basis. 9.4 South African taxation (a) South African taxation outline The following is a general summary of the expected South African income tax, CGT, Dividend Tax and withholding tax consequences that may be relevant to South African resident South32 Shareholders of the Dividend Distribution and upon the receipt of dividends with respect to, and the disposal of New Alcoa Shares (including via the Sale Facility). The summary below applies to South African resident South32 Shareholders who hold their South32 Shares (and will hold any New Alcoa Shares) on capital account. The summary below does not apply to South African resident South32 Shareholders who: This summary is intended as a general guide to certain South African tax implications of the Proposed Transaction for South African resident South32 Shareholders only. It does not take into account the particular facts, circumstances or tax position of any individual South32 Shareholder and does not constitute tax advice. The summary is not intended to be, and should not be regarded as, a complete analysis of all South African tax consequences that may arise in connection with the Proposed Transaction, the Dividend Distribution, the receipt or disposal of New Alcoa Shares, or the holding of New Alcoa Shares. No representation is made regarding the specific tax consequences applicable to any individual shareholder. South African resident South32 Shareholders should accordingly obtain independent tax advice from their own financial, legal or tax advisers regarding the application of South African tax laws to their specific circumstances. The comments below are based on South African income tax law as currently enacted, relevant proposed legislative amendments, and the administrative and judicial interpretations available as at the date of this Transaction Explanatory Memorandum. Any change in law, interpretation or practice may affect the South African tax consequences described below. (b) Dividend Distribution (i) Receipt of Dividend Distribution South32 intends to distribute New Alcoa Shares to South African resident South32 Shareholders (where they have the necessary exchange control approval to hold New Alcoa Shares) by way of the Dividend Distribution. Foreign dividends received by South African individuals are generally taxed at a maximum effective rate of 20% via a partial exemption system. However, if a resident individual or company holds at least 10% of the total equity shares and voting rights in that foreign company, the foreign dividend is usually 100% exempt from South African income tax. Further details are below. The definition of “foreign company” is relevant for purposes of the definition of “foreign dividend” in section 1(1) of the Income Tax Act, since a foreign dividend can be paid or be payable only by a foreign company. South32 constitutes a foreign company as defined for South African income tax purposes. An in-specie distribution of shares by South32 to South African resident South32 Shareholders that are Eligible Shareholders will be treated as a foreign dividend in-specie as defined in section 1(1) of the Income Tax Act. You should, in terms of paragraph (k) of the definition of “gross income” in section 1(1) of the Income Tax Act, include the market value of the Dividend Distribution in your gross income in the year of assessment in which the foreign dividend has been received or accrued to you. Section 10B of the Income Tax Act provides several exemptions for foreign dividends. These exemptions generally are: – Where you hold at least 10% of the total equity shares and voting rights in South32, under section 10B(2)(a), the foreign dividend received by or accrued to you will be exempt from normal tax. This exemption is generally referred to as the “participation exemption”. The proviso to section 10B(2) of the Income Tax Act provides that the participation exemption under section 10B(2)(a) should not apply to the Dividend Distribution as such distribution is not deductible by South32 in the determination of any tax.

Under paragraph 75(1) of the Eighth Schedule to the Income Tax Act, for CGT purposes you will be treated as having acquired New Alcoa Shares on the date of the Dividend Distribution for a value equal to the market value of the New Alcoa Shares.In accordance with paragraph 33(1)(a) of the Eighth Schedule to the Income Tax Act, the market value of an asset which is a financial instrument listed on a recognised exchange for which a price was quoted on that exchange, is the ruling price in respect of that financial instrument on that recognised exchange at the close of business on the last business day before that date. This will apply to all South African resident South32 Shareholders (see discussion under Section 9.4(d) below). Further information will be provided by South32 to assist you in determining the value of the Dividend Distribution and the cost base for each New Alcoa Share as soon as practical following the Dividend Distribution. Annexure B 73 Transaction Explanatory Memorandum – The Dividend Distribution received by you will be in respect of a listed share by way of the distribution of an asset in-specie. The South32 Shares have a secondary listing on the JSE and therefore constitute “listed shares” as defined in section 1 of the Income Tax Act. In terms of section 10B(2)(e) of the Income Tax Act, this foreign dividend will only be exempt from normal tax if you are a company. – Should you not qualify for the full exemption of foreign dividends under section 10B(2) of the Income Tax Act, section 10B(3)(a) will provide you with a partial exemption. Insofar as your marginal tax rate is 45%, the partial exemption under section 10B(3)(a) will reduce the maximum effective rate of normal tax on the Dividend Distribution to 20%. The maximum effective rate of normal tax on foreign dividends will be less than 20% if you pay normal tax at a rate that is less than the maximum marginal tax rate of 45%. If you are a trust or a company, the effective rate of normal tax on the Dividend Distribution will be 20%, unless you have an assessed loss, in which event the effective rate of normal tax on the gross amount of foreign dividends will be between 0% and 20% depending on the extent of the assessed loss. (ii) Cost base and date of acquisition of New Alcoa Shares (iii) Cost base of South32 Shares The Dividend Distribution will have no impact on the CGT base cost of your retained South32 Shares since no foreign capital will be distributed. (iv) Dividend Tax No Dividend Tax should be payable by you in relation to the acquisition of New Alcoa Shares as a result of the Dividend Distribution. The definition of a “dividend” for South African Dividend Tax purposes contained in section 64D of the Income Tax Act does not include foreign dividends that consists of a distribution of an asset in-specie. As such, the Dividend Distribution falls outside the scope of South African Dividend Tax. However, please note the normal tax consequences under section 10B as outlined above (v) Foreign tax credits Section 6quat of the Income Tax Act provides a rebate for foreign taxes on income that are proved to be payable by the taxpayer to any sphere of government of a foreign country. On the basis that South32 expects to fully frank the Dividend Distribution, no Australian withholding tax should be imposed on the Dividend Distribution. The franking credits attached to that distribution will not constitute “foreign taxes on income” for purposes of section 6quat of the Income Tax Act. Accordingly, you will not be entitled to claim a foreign tax rebate under section 6quat in respect of those franking credits. (c) Dividends on New Alcoa Shares This Section applies to dividends that may be payable by Alcoa in respect of New Alcoa Shares received by South African resident South32 Shareholders, as distinct from the Dividend Distribution payable by South32 if the Proposed Transaction is Completed. (i) Receipt of dividend If you receive a cash dividend on New Alcoa Shares, then the amount of the dividend will be included in your gross income in the year in which the dividend has accrued or is paid. You will need to include in your gross income the amount of the cash dividend received. Certain exemptions may apply, as provided for under section 10B(2) and 10B(3) of the Income Tax Act. Since the NYSE is not a South African-licensed exchange, a cash dividend received by you on New Alcoa Shares will not qualify for the section 10B(2)(d) listed share exemption. You will however qualify for the participation exemption under section 10B(2)(a) of the Income Tax Act if you hold at least 10% or more of the equity shares and voting rights in Alcoa, in which case the foreign dividend may be fully exempt under section 10B(2)(a). The section 10B(2)(e) carve-out denies the paragraphs (a) and (b) exemptions to the extent the foreign dividend is deductible by Alcoa. U.S. dividends are generally not deductible to the distributing company for U.S. federal corporate income tax, so this carve-out should not apply. Where no full exemption applies, section 10B(3) of the Income Tax Act will provide you with a partial exemption. The partial exemption will result in an effective maximum tax rate of approximately 20% on the foreign dividend for individual taxpayers at the highest marginal rate and 20% for other taxpayers. Section 6quat Rebate — U.S. Withholding Tax The United States generally imposes a 30% withholding tax on dividends paid to non-residents, reduced under the South Africa-United States Double Taxation Agreement for treaty-eligible shareholders to 5% or 15% depending on your ownership level. The rate will be reduced to 5% of the gross amount of the dividends if you are a company which holds directly at least 10 per cent of the voting stock of Alcoa. In all other cases, the rate will be 15% of the gross amount of the dividend.

Since New Alcoa Shares will not be “listed shares” under the Income Tax Act, the foreign dividend will not be subject to Dividend Tax. (d) Disposal of New Alcoa Shares, including under the Sale Facility (if applicable) The disposal of a New Alcoa Share (including a sale by the Sale Agent under the Sale Facility on behalf of South African resident South32 Shareholders who are Ineligible Shareholders) will constitute a disposal for South African capital gains tax purposes as contemplated in the Eighth Schedule to the Income Tax Act. If you hold the shares for less than 3 years, and your intention was short-term profit-making, the gains are taxed as ordinary income (up to 45% where you are an individual person) rather than CGT. If held for 3 years or longer, the profit is automatically deemed capital under the Section 9C of the Income Tax Act safe harbour. If you hold New Alcoa Shares on capital account, you will make a capital gain on the disposal of a New Alcoa Share if the proceeds from the disposal exceed the base cost of that New Alcoa Share. Conversely, you will make a capital loss if the proceeds from the disposal are less than the base cost of that New Alcoa Share. The proceeds from the disposal of a New Alcoa Share will generally be equal to the amount received by or accrued to you in respect of the disposal, together with the market value of any other asset you receive or are entitled to receive in respect of the disposal. The base cost in respect of New Alcoa Shares acquired on receipt of the Dividend Distribution will be equal to the market value of the shares on the distribution date (paragraph 75(1) of the Eighth Schedule). Further information will be provided by South32 to assist you in determining the amount of the Dividend Distribution and the base cost for each New Alcoa Share as soon as practicable following Completion of the Proposed Transaction. Any capital gain or capital loss must be included in your income tax return for the year of assessment in which the disposal takes place. The taxable capital gain will be determined by applying the applicable inclusion rate to the net capital gain, and will be taxed at your marginal rate of normal tax. If you make a capital loss on the disposal, that loss may only be set off against other capital gains and cannot be set off against income of a revenue nature. Any capital loss that exceeds your capital gains in a particular year of assessment will be carried forward as an assessed capital loss to be set off against future capital gains. If you are an Ineligible Foreign Shareholder, the New Alcoa Shares distributed for your benefit will be sold in accordance with the Sale Facility by the Sale Agent on your behalf and the cash proceeds will be paid to you. You will thus be required to disclose the accrual of the Dividend Distribution and the subsequent disposal of New Alcoa Shares in your tax return. Since you will be entitled to claim the market value of the shares as your base cost in those shares, you should not realise any capital gain on disposal of the shares Annexure B 74 Transaction Explanatory Memorandum Section 6quat provides a rebate for foreign taxes that are proved to be payable in respect of foreign-sourced income. You should therefore qualify for a section 6quat rebate in respect of the U.S. withholding tax deducted at source from the foreign dividend. The rebate will, however, be limited to the South African normal tax attributable to that foreign dividend. Dividend Tax If your New Alcoa Shares are sold via the Sale Facility: – you will be treated as having disposed of your New Alcoa Shares at the time the Dividend Distribution is paid by South32 and your New Alcoa Shares are transferred to the Sale Agent; and – the capital proceeds will be the sale proceeds received from the Sale Agent. We do not express any view on the potential U.S. tax exposure in respect of the disposal of the New Alcoa Shares. (e) Securities Transfer Tax As Alcoa is not a company incorporated, established or formed in South Africa nor are the New Alcoa Shares listed on an “exchange” as contemplated in section 1 of the Securities Transfer Tax Act, the issue, acquisition and disposal of New Alcoa Shares are not subject to Securities Transfer Tax. NYSE is not considered an “exchange” for the purposes of the Securities Transfer Tax Act.

– South32 Shareholders approving the Disposal Resolution at the Transaction Meeting; – Alcoa or South32 (as applicable) obtaining all Required Antitrust Consents for the Proposed Transaction (including in Australia, Brazil, South Africa, the United States, the European Union, Bahrain, United Arab Emirates, Mozambique and Montenegro) which remain in full force and effect at Completion; – Alcoa obtaining all Required FDI Consents for the Proposed Transaction (including from FIRB) which remain in full force and effect at Completion; – Alcoa and South32 each obtaining Financial Surveillance Department approval as required under the Exchange Control Regulations in connection with the Proposed Transaction and the transactions contemplated by it either unconditionally or on conditions acceptable to each Alcoa and South32; – approval for the listing of New Alcoa Shares and Alcoa Shares underlying the New Alcoa CDIs on NYSE (subject only to official notice of issuance) and no stop order or suspension of trading being imposed (and not withdrawn) by the NYSE, the SEC or any government agency with respect to public trading of New Alcoa Shares; – ASX approval for the official quotation of New Alcoa CDIs (subject only to customary conditions); – the Form S-4 filed by Alcoa in connection with the issuance of New Alcoa Shares as Consideration Shares becoming effective under the US Securities Act and no stop order suspending the effectiveness of the Form S-4 is issued (and not withdrawn) by the SEC and no legal action or other proceedings seeking a stop order have been initiated (and not withdrawn) by the SEC; – necessary approvals under the South African Companies Act No. 71 of 2008 in relation to the Proposed Disposal of Hillside Aluminium; – no Material Adverse Change occurring prior to the Completion Date (see Section 10.1(e)); – no South32 Prescribed Occurrence or Alcoa Prescribed Occurrence occurring prior to the Completion Date (see Section 10.1(f)); and – no restraining order, injunction or other order issued by any court or government agency of competent jurisdiction and in effect immediately prior to Completion preventing the acquisition of all the Sale Shares by the Buying Entities (or otherwise preventing Completion in accordance with the Umbrella Implementation Deed). Annexure B 75 Transaction Explanatory Memorandum 10. ADDITIONAL INFORMATION 10.1 Key terms of the Umbrella Implementation Deed (a) Overview South32 and Alcoa (and certain of their affiliates) entered into the Umbrella Implementation Deed on 30 June 2026. The Umbrella Implementation Deed sets out the steps required to be taken by South32 and Alcoa to give effect to the Proposed Transaction. Key terms of the Umbrella Implementation Deed are summarised below. (b) Conditions Precedent Completion of the Proposed Transaction (including the Proposed Disposal) is subject to the satisfaction or waiver (as applicable) of a number of Conditions Precedent as set out below. If a Condition Precedent has not been satisfied or waived (where permitted) by the Conditions Precedent End Date (being 29 June 2027), or such later date as agreed between South32 and Alcoa, either party may terminate the Umbrella Implementation Deed (subject to the terms of the Umbrella Implementation Deed). (c) Consideration payable by Alcoa Alcoa has agreed to pay South32 as Consideration for the Proposed Disposal, the Cash Purchase Price of US$3.1 billion, the Consideration Shares valued at approximately US$1 billion100 and Contingent Consideration of up to US$750 million101. See Section 4.4 of this Transaction Explanatory Memorandum for further information about the Consideration payable by Alcoa. (d) Exclusivity The Umbrella Implementation Deed contains the following exclusivity provisions applicable to South32 during the Exclusivity Period (being, from 30 June 2026 to the earlier of Completion or termination of the Umbrella Implementation Deed): – Soliciting Alternative Proposals: South32 must not, and must ensure that its representatives (including Directors, officers, employees and associates) do not solicit, invite, encourage or initiate any Alternative Proposal. – Entering agreements: South32 must not enter into any agreement, arrangement or understanding (whether or not in writing) for or in relation to an Alternative Proposal and must not announce an Alternative Proposal (other than has required by law or the ASX Listing Rules). – Recommending Alternative Proposal: none of the Directors approves, recommends or makes an announcement in support of an Alternative Proposal, or announces an intention to do so. The restrictions on entering agreements in relation to an Alternative Proposal or recommending an Alternative Proposal do not apply if the South32 Board has determined (after receiving advice from its legal and financial advisers) that the Alternative Proposal constitutes a 100 Calculated using VWAP of Alcoa Shares for the 10-trading-day period ended 26 June 2026 (being the period shortly prior to the execution of the Umbrella Implementation Deed). 101 Price-linked consideration of up to US$750 million is applicable for four years from 1 July 2026 with no annual cap. For the aluminium Assets, it will be calculated as 22.5% of production multiplied by the LME aluminium price above the following price thresholds: CY26: US$3,500/t, CY27: US$2,825/t, CY28: US$2,847/t, CY29: US$2,870/t and CY30: US$2,942/ t. For the alumina Assets, it will be calculated as 22.5% of 67% of production multiplied by the alumina index price above the following thresholds: CY26: US$345/t, CY27: US$452/t, CY28: US$456/t, CY29: US$459/t and CY30: US$471/t.

– Diminution in the net present value: a diminution in the net present value of Worsley Alumina and Hillside Aluminium by at least US$600 million compared to what the net present value would reasonably have been expected to have been but for such event; or – Aluminium production at Hillside Aluminium: reducing aluminium production at Hillside Aluminium by an amount that is no less than 310kt (i) over a continuous 12-month period (with that 12 month period commencing on the date on which the event occurs); and (ii) when measured by comparing it to the aluminium production for that 12-month period previously as disclosed to Alcoa, Annexure B 76 Transaction Explanatory Memorandum Superior Proposal or that failing to enter into the Alternative Proposal would be likely to involve the Directors breaching their statutory or fiduciary duties.  Alcoa has certain matching rights in relation to an Alternative Proposal that the South32 Board has determined is a Superior Proposal to enable Alcoa to make a counterproposal. (e) Material Adverse Change It is a Condition Precedent to the Proposed Transaction Completing that a “Material Adverse Change” does not occur. Material Adverse Change refers to an event between signing the Umbrella Implementation Deed and Completion (or an event that otherwise occurred prior to the date of the Umbrella Implementation Deed that becomes publicly known or announced after that date) that has, or is reasonably likely to have, the effect (either individually or when aggregated with any other facts or matters) of: subject to customary carve outs, including (among others) matters that are disclosed to, or actions that are approved by, Alcoa, changes in commodity prices or changes in general economic, industry, regulatory or political conditions in the securities markets, financial markets or capital markets. (f) Prescribed Occurrences Both South32 and Alcoa are prevented from undertaking certain actions until Completion that amount to a “Prescribed Occurrence”. Under this Prescribed Occurrence regime: – Alcoa is prevented from undertaking a range of actions including (among others) conversion of Alcoa Shares or alterations to the share capital of Alcoa or the Buying Entities, entering into or approving a buy-back agreement where the repurchase price is at a premium to the prevailing market price, making or announcing certain distributions (subject to certain exceptions including, among others, distributions under Alcoa’s equity incentive plan), adopting, modifying or repealing its certificate of incorporation or by-laws or creating certain encumbrances (other than in the ordinary course of business), or any Buying Entities (or their subsidiaries that are entities of substance) being deregistered, liquidated or otherwise dissolved, or Alcoa disposing of an interest in a Buying Entity; and – South32 is prevented from undertaking a range of actions in relation to the Sale Business including (among others) restrictions on transferring or selling shares in a Sale Group Entity, transferring, selling or creating encumbrances over the whole ( or a substantial part) of a Sale Group Entity’s business or property, restrictions on any Sale Group Entities making any declarations, payments or distributions of dividends or capital returns to its shareholders, issuing shares or other securities to a person that is not a Sale Group Entity or any Sale Group Entity buying back any of its shares, or altering its constitutional (or equivalent) document. These restrictions are customary for a sale such as the Proposed Transaction and are necessary to protect the interests of South32, Alcoa and South32 Shareholders. (g) Break Fee South32 has agreed to pay Alcoa a US$41 million break fee if the Proposed Transaction does not Complete in the following circumstances: – Shareholder Approval Condition Precedent: the Umbrella Implementation Deed is terminated because the Shareholder Approval Condition Precedent is not satisfied or waived (as applicable) in respect of a Transaction Meeting held on or before 30 November 2026; – Superior Proposal: the Umbrella Implementation Deed is terminated by South32 as a result of a Superior Proposal before the date of the Transaction Meeting; – Material breach: the Umbrella Implementation Deed is terminated by Alcoa because South32 materially breaches certain pre-Completion obligations in relation to regulatory engagement and the breach results in a failure of the Condition Precedent relating to no restraint, order or injunction being issued which prevents Completion; or – Regulatory approval: the Umbrella Implementation Deed is terminated by Alcoa because South32 fails to obtain FinSurv approval (or other Required Antitrust Consents for which South32 is responsible) or agree to certain conditions in connection with the FinSurv approval (or other Required Antitrust Consents for which South32 is responsible). South32 has agreed to pay Alcoa the US$82 million break fee if the Proposed Transaction does not proceed where: – the Umbrella Implementation Deed is terminated because the Shareholder Approval Condition Precedent is not satisfied or waived by South32 (as applicable) in circumstances where: (i) termination occurs on or after 1 December 2026 and at the time of termination the Transaction Meeting has not been held; or (ii) the Transaction Meeting is held on or after 1 December 2026; or – Alcoa terminates the Umbrella Implementation Deed because the Transaction Meeting has not been held on or before 30 November 2026 (and the Shareholder Approval Condition Precedent has not been waived by South32 before midnight on 2 December 2026). The deadlines in this Section 10.1(g) in respect of the Shareholder Approval Condition Precedent will be extended where South32 is unable to hold the Transaction Meeting by 30 November due to a breach by Alcoa of certain obligations under the Umbrella Implementation Deed. If the Proposed Transaction Completes, no break fee will be payable by South32.

– Material breach (pre-Completion obligations): breaches any covenant or obligation required to be performed and complied with by that party prior to Completion obligations (which, in the case of South32’s breach, would reasonably be expected to have a material adverse effect on the Sale Businesses (as a whole) or the benefit that the Alcoa Group will obtain from the Proposed Transaction as a whole, or materially decrease the prospect of Completion occurring and in the case of Alcoa’s breach, would reasonably be expected to have a material adverse effect on the South32 Group or the benefit that the South32 Group will obtain from the Proposed Transaction or materially decrease the prospect of Completion occurring) subject to a cure period; – Failure to Complete: fails to Complete the Proposed Transaction; – Insolvency: becomes insolvent (and in the case of Alcoa’s termination rights, if a Selling Entity or Sale Group Entity becomes insolvent); or – Breach or non-fulfilment of a Condition Precedent: if there is a breach or non-fulfilment of a Condition Precedent which has not been waived by a party entitled to waive that Condition Precedent (if applicable) and if the parties cannot reach agreement as to an alternative way forward. Annexure B 77 Transaction Explanatory Memorandum (h) Reverse Break Fee Alcoa has agreed to pay South32 a US$82 million reverse break fee if the Proposed Transaction does not Complete in the following circumstances: – Material breach: the Umbrella Implementation Deed is terminated by South32 because Alcoa materially breaches certain pre-Completion obligations in relation to regulatory engagement and the breach results in a failure of the Condition Precedent relating to no restraint or law preventing Completion; or – Regulatory approvals: the Umbrella Implementation Deed is terminated by South32 because Alcoa fails to obtain the Required Regulatory Consents for which Alcoa is responsible, including where Alcoa failed to agree to certain commitments in connection with any Required Regulatory Consent. If the Proposed Transaction Completes, no reverse break fee will be payable by Alcoa. (i) Termination Either party may terminate the Umbrella Implementation Deed if the other party: Alcoa may terminate the Umbrella Implementation Deed in the following circumstances: – Transaction Meeting: if the Transaction Meeting is not held on or before 30 November 2026 (and South32 has not waived that Condition Precedent by midnight on 2 December 2026) (noting this deadline will be extended where South32 is unable to hold the Transaction Meeting by 30 November due to a breach by Alcoa of certain obligations under the Umbrella Implementation Deed); or – Breach or non-fulfilment of a Condition Precedent: if there is a breach or non-fulfilment of a Condition Precedent which may be waived and exists for the benefit of Alcoa only and the parties cannot reach agreement as to an alternative way forward. South32 may terminate the Umbrella Implementation Deed in the following circumstances: – Superior Proposal: if, prior to the Transaction Meeting, the Directors determine that an Alternative Proposal that was not solicited, invited, encouraged or initiated is a Superior Proposal (and South32 has complied with its obligations under the exclusivity provisions in the Umbrella Implementation Deed); or – Breach or non-fulfilment of a Condition Precedent: if there is a breach or non-fulfilment of a Condition Precedent which may be waived and exists for the benefit of South32 only, and if the parties cannot reach agreement as to an alternative way forward. (j) Warranties and Indemnities Under the Umbrella Implementation Deed, South32 has given certain warranties in favour of Alcoa regarding the Sale Business including in respect of title and capacity, corporate matters, accounts, ownership, material contracts, tenements, environmental matters, authorisations, employees, real property, intellectual property, insurance, information technology, litigation, anti-bribery and related matters, certain South32 information, taxes and disclosure materials. These warranties are subject to customary limitations and qualifications including knowledge qualifiers and information that has been disclosed by South32 to Alcoa. In addition, Alcoa has given certain warranties in favour of South32 regarding its business including in respect of title and capacity, consideration payable under the Proposed Transaction and its share capital, anti-takeover provisions, SEC filings, legal proceedings, shareholder rights plans, anti-bribery and related matters, certain Alcoa information, financial statements and compliance with laws, among others. South32 and Alcoa have each agreed to indemnify the other against any loss incurred as a result of a breach of warranty. 10.2 Key terms of the Transitional Services Agreement (a) Overview South32 Group Operations and Alcoa entered into the Transitional Services Agreement dated 30 June 2026 under which South32 Group Operations has agreed to continue to provide certain services to Alcoa on a transitional basis (Transitional Services), and to assume responsibility for the conduct and completion of specified pre-Completion separation activities. Each Transitional Service has its own initial term set out in the Transitional Services Agreement, and Alcoa, where it reasonably considers that a service will not be transitioned, may elect to extend the term for a Transitional Service on up to two occasions (each for a further three months and subject to a fee increase), such that the maximum period for which a Transitional Service may be provided is up to 18 months following the Completion Date. Key terms of the Transitional Services Agreement are summarised below.

Annexure B 78 Transaction Explanatory Memorandum (b) Services to be provided The Transitional Services are specified services that will be provided to the Sale Business (including Worsley Alumina and Hillside Aluminium) from Completion for a service term specific to each service. Alcoa must reimburse South32 Group Operations for these Transitional Services. This is separate from the consideration payable by Alcoa under the Proposed Transaction. Alcoa must take all reasonable steps to implement, at its own cost, a replacement ERP and payroll system before the expiry of the service term for ERP services. South32 Group Operations and Alcoa have also established a Joint Transition Committee to assist in the coordination and management of the replacement of the ERP and payroll system and the provision of the Transitional Services. (c) Termination rights South32 Group Operations may terminate the Transitional Services Agreement (or the affected Transitional Services) (as applicable) if Alcoa: (a) fails to pay undisputed fees for the services and does not remedy that failure within 45 days of notice; (b) commits a material breach of specified obligations or the access protocol (subject to a cure period where the breach is capable of remedy); (c) becomes insolvent (or if any Sale Group Entity becomes insolvent); (d) undergoes a change of control (or if a Sale Group Entity undergoes a change of control); (e) assigns or novates its rights under the agreement without prior written consent of South32 Group Operations; or (f) disposes of any of the Assets or Sale Group Entities. Alcoa may elect to terminate any Transitional Service (in whole or in part) for convenience after a notice period, in which case the provision of the relevant Transitional Service (and any Linked Services) will cease. Alcoa may also terminate the Transitional Services Agreement (or the affected Transitional Services) (as applicable) if South32 Group Operations commits a material breach of an obligation (subject to a cure period where the breach is capable of remedy) or becomes insolvent. 10.3 Regulatory (a) Required Regulatory Consents As at the date of this Transaction Explanatory Memorandum, all consultation and filing processes have commenced with the relevant regulator (and Alcoa and/or South32, as applicable) for the Required Regulatory Consents. Each Required Regulatory Consent process is ongoing, and all consents are currently expected to be received prior to the Condition Precedent End Date of 29 June 2027. South32 will release an announcement on ASX (and where applicable, other relevant securities exchanges) and its website (https:// www.south32.net/) once all Conditions Precedent have been satisfied or waived (as applicable) including the receipt of all Required Regulatory Consent. (b) ASIC relief Alcoa and South32 have sought relief from ASIC under section 741(1) of the Corporations Act including: – an exemption under section 741(1)(a) from having to comply with Parts 6D.2 and 6D.3 of the Corporations Act in connection with South32 distributing or offering to distribute the Consideration Shares to South32 Shareholders or any other person; and – a declaration under section 741(1)(b) that Chapter 6D of the Corporations Act applies to each holder of Consideration Shares (including South32) as if section 707 of the Corporations Act were modified or varied by omitting subsections 707(3), (4), (5) and (6) in respect of any sale or sale offer of Consideration Shares within 12 months of the issue of the Consideration Shares. (c) JSE approvals The JSE approval will be sought by South32 in advance (to the extent required) in respect of the Dividend Distribution, the South32 Distribution Announcement and the related timetable in accordance with the process set out in the JSE Listings Requirements. 10.4 Benefits and agreements (a) Interests of South32 Directors As at the Last Practicable Date, the South32 Directors have the following Relevant Interests in South32 Shares:

Director Securities Mr Stephen Pearce Nil Mr Matthew Daley Nil Mr Geoff Healy Nil Dr Xiaoling Liu Nil Ms Sinead Kaufman Nil Mr Carlos Mesquita Nil Ms Mandla Msimang Nil Ms Jane Nelson Nil Mr Wayne Osborn 504 Ms Sharon Warburton Nil Annexure B 79 Transaction Explanatory Memorandum Director Securities Mr Stephen Pearce 170,000 Mr Matthew Daley 171,790 ordinary fully paid shares via the South32 Employee Share Plan 3,197,143 performance rights held as long term incentive awards under the South32 Equity Incentive Plan Mr Geoff Healy Nil Dr Xiaoling Liu 66,000 Ms Sinead Kaufman Nil Mr Carlos Mesquita 177,400 Ms Mandla Msimang 11,400 Ms Jane Nelson 50,000 Mr Wayne Osborn 174,104 Ms Sharon Warburton 67,870 As at the Last Practicable Date, the South32 Directors have the following Relevant Interests in Alcoa Shares or Alcoa CDIs South32 Directors who hold South32 Shares will be entitled to vote at the Transaction Meeting and receive New Alcoa Shares or New Alcoa CDIs under the Proposed Transaction on the same terms as all other Shareholders. (b) Agreements connected with or conditional on the Proposed Transaction Except as set out above or otherwise disclosed in this Transaction Explanatory Memorandum: – no South32 Director has a Relevant Interest in any securities of Alcoa; – no South32 Director has any other interests in a contract entered into by Alcoa or any of its related bodies corporate; – there are no contracts or arrangements between a South32 Director and any person, including Alcoa in connection with or conditional on the outcome of the Proposed Transaction; and – no South32 Director has a material interest in relation to the Proposed Transaction other than in their capacity as a South32 Shareholder. 10.5 Independent Expert Grant Samuel has prepared the Independent Expert’s Report set out in Attachment 1 of this Transaction Explanatory Memorandum advising as to whether, in its opinion, the Proposed Disposal is in fair and reasonable and therefore in the best interests of Shareholders, in the absence of a superior proposal. The Independent Expert has concluded in the Independent Expert’s Report that the Proposed Disposal is fair and reasonable and therefore in the best interests of shareholders in the absence of a superior proposal. 10.6 Consents The following parties have given and have not withdrawn, before the date of this Transaction Explanatory Memorandum, their written consent to be named in this Transaction Explanatory Memorandum in the form and context in which they are named: – Grant Samuel as Independent Expert; – AMC Consultants as Independent Technical Specialist; – KPMG Financial Advisory Services (Australia) Pty Ltd as South32’s Investigating Accountant – Computershare Investor Services Pty Limited] as South32’s Australian share registry; – Computershare Investor Services (Pty) Limited as South32’s South African share registry; and – Computershare Investor Services PLC as South32’s United Kingdom share registry.

None of the persons referred to in Section 10.6 have authorised or caused the issue of this Transaction Explanatory Memorandum and do not make or purport to make any statement in this Transaction Explanatory Memorandum other than those statements made in the capacity and to the extent the person has provided its consent, as referred to above. To the maximum extent permitted by law, each person referred to in Section 10.6 disclaims all liability in respect of, makes no representation regarding and takes no responsibility for, any part of this Transaction Explanatory Memorandum other than as described in this Section with that person’s consent. The Alcoa Information has been prepared by, and is the responsibility of, Alcoa. South32 does not assume responsibility for the accuracy or completeness of the Alcoa Information or otherwise adopt or endorse the Alcoa Information. 10.8 Foreign jurisdictions and securities law restrictions The distribution of this Transaction Explanatory Memorandum outside of Australia may be restricted by law and persons who come into possession of it should seek advice on and observe any restrictions. Any failure to comply with any restrictions may contravene applicable securities law. South32 disclaims all liabilities to such persons. Shareholders who are nominees, trustees or custodians are encouraged to seek independent advice as to how they should proceed. No action has been taken to register or qualify the New Alcoa Shares or New Alcoa CDIs or otherwise permit a public offer of such securities in any jurisdiction outside Australia or register or qualify this Transaction Explanatory Memorandum in any jurisdiction outside of Australia. As at the date of this Transaction Explanatory Memorandum and based on current foreign securities laws and the South32 Register, South32 considers the jurisdictions set out below, in addition to Australia, may be eligible jurisdictions for the purpose of the Dividend Distribution.102 South32 will determine the eligible jurisdictions closer to the Completion Date in light of the South32 Register and to ensure compliance with foreign securities laws and availability of exceptions to prospectus requirements. The South32 Distribution Announcement to be released closer to Completion will include details of the eligible jurisdictions. Annexure B 80 Transaction Explanatory Memorandum Grant Samuel has also given and has not withdrawn, before the date of this Transaction Explanatory Memorandum, its written consent to the inclusion of its Independent Expert’s Report in this Transaction Explanatory Memorandum in the form and context in which it is included and to all references in this Transaction Explanatory Memorandum to that Report in the form and context in which they appear. Alcoa has also given and has not withdrawn, before the date of this Transaction Explanatory Memorandum, its written consent to the inclusion of the Alcoa Information in the form and context in which it is included and to all references in this Transaction Explanatory Memorandum to the Alcoa Information in the form and context in which they appear. 10.7 Disclaimers (a) Canada This Notice of Meeting and Transaction Explanatory Memorandum may be made available, and the New Alcoa Shares and New Alcoa CDIs distributed, in Canada solely to existing South32 Shareholders in reliance upon exemptions from the prospectus and registration requirements of the applicable Canadian securities law in each province and territory of Canada. No securities commission in Canada has reviewed or in any way passed upon this Notice of Meeting and Transaction Explanatory Memorandum or the merits of the Dividend Distribution. Any resale of the New Alcoa Shares or New Alcoa CDIs in Canada must be made in accordance with applicable Canadian securities laws which may require resales to be made in accordance with exemptions from dealer registration and prospectus requirements. (b) China This Notice of Meeting and Transaction Explanatory Memorandum does not constitute a public offer of New Alcoa Shares or New Alcoa CDIs, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The New Alcoa Shares or New Alcoa CDIs may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to (i) “qualified domestic institutional investors” as approved by a relevant PRC regulatory authority to invest in overseas capital markets; (ii) sovereign wealth funds or quasi-government investment funds that have the authorization to make overseas investments; or (iii) other types of qualified investors that have obtained all necessary PRC governmental approvals, registrations and/or filings (whether statutorily or otherwise). (c) European Union (France, Germany, Ireland and the Netherlands) This Notice of Meeting and Transaction Explanatory Memorandum may only be distributed in the European Union to existing South32 Shareholders in France, Germany, Ireland and the Netherlands. This Notice of Meeting and Transaction Explanatory Memorandum has not been, and will not be, registered with or approved by any securities regulator in the European Union. Accordingly, this Notice of Meeting and Transaction Explanatory Memorandum may not be made available, nor may the New Units be offered for sale in the European Union, except in circumstances that do not require a prospectus under Article 1(4) of Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union. Investors in the Netherlands should note: 102 See Section 4.5 for further information about the Dividend Distribution.

WARNING: This Notice of Meeting and Transaction Explanatory Memorandum has not been reviewed or approved by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the Dividend Distribution. If you are in any doubt about any of the contents of this Notice of Meeting and Transaction Explanatory Memorandum, you should obtain independent professional advice. This Notice of Meeting and Transaction Explanatory Memorandum does not constitute an offer or invitation to the public in Hong Kong to acquire or subscribe for or dispose of any securities. This Notice of Meeting and Transaction Explanatory Memorandum also does not constitute a prospectus (as defined in section 2(1) of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong)) or notice, circular, brochure or advertisement offering any securities to the public for subscription or purchase or calculated to invite such offers by the public to subscribe for or purchase any securities, nor is it an advertisement, invitation or document containing an advertisement or invitation falling within the meaning of section 103 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong). Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue this Notice of Meeting and Transaction Explanatory Memorandum in Hong Kong, other than to persons who are “professional investors” (as defined in the Securities and Futures Ordinance and any rules made thereunder) or in other circumstances that do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance or that do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance. No person may issue this Notice of Meeting and Transaction Explanatory Memorandum or any advertisement, invitation or document relating to the New Alcoa Shares or New Alcoa CDIs, whether in Hong Kong or elsewhere, that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than any such advertisement, invitation or document relating to securities that are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors.  This Notice of Meeting and Transaction Explanatory Memorandum may be issued to a limited number of persons in Hong Kong in a manner which does not constitute any issue, circulation or distribution of this Notice of Meeting and Transaction Explanatory Memorandum, or any offer or an invitation in respect of these securities, to the public in Hong Kong. This Notice of Meeting is for the exclusive use of South32 Shareholders in connection with the Dividend Distribution. No steps have been taken to register or seek authorisation for the issue of this Notice of Meeting and Transaction Explanatory Memorandum in Hong Kong. This Notice of Meeting and Transaction Explanatory Memorandum is confidential to the person to whom it is addressed and no person to whom a copy of this Notice of Meeting and Transaction Explanatory Memorandum is issued may issue, circulate, distribute, publish, reproduce or disclose (in whole or in part) this Notice of Meeting and Transaction Explanatory Memorandum to any other person in Hong Kong or use for any purpose in Hong Kong other than in connection with consideration of the Dividend Distribution. Annexure B 81 Transaction Explanatory Memorandum (d) Hong Kong (e) Japan The New Alcoa Shares and/or New Alcoa CDIs have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (FIEL) pursuant to an exemption from the registration requirements applicable to a private placement of securities to a small number of investors. This Notice of Meeting and Transaction Explanatory Memorandum is for the exclusive use of existing Shareholders of South32 in connection with the Dividend Distribution. This document is confidential to the person to whom it is addressed and must not be distributed, published, reproduced or disclosed (in whole or in part) to any other person in Japan or resident of Japan other than in connection with consideration by South32’s Shareholders of the Dividend Distribution. (f) New Zealand The New Alcoa Shares and/or New Alcoa CDIs are not being offered to the public within New Zealand other than to existing Shareholders of South32 for no consideration. This document has been prepared in compliance with Australian law and has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013. This document is not a product disclosure statement under New Zealand law and is not required to, and may not, contain all the information that a product disclosure statement under New Zealand law is required to contain. (g) Norway This Notice of Meeting and Transaction Explanatory Memorandum has not been approved by, or registered with, any Norwegian securities regulator under the Norwegian Securities Trading Act of 29 June 2007 no. 75, as amended (Norwegian Securities Trading Act). Accordingly, this Notice of Meeting and Transaction Explanatory Memorandum shall not be deemed to constitute an offer to the public in Norway within the meaning of the Norwegian Securities Trading Act. The New Alcoa Shares and/or New Alcoa CDIs may not be offered or sold in Norway except: – to “professional clients” (as defined in the Norwegian Securities Trading Act);

This Notice of Meeting and Transaction Explanatory Memorandum and any other document relating to the New Alcoa Shares or New Alcoa CDIs have not been, and will not be, registered as a prospectus with the Monetary Authority of Singapore and the Dividend Distribution is not regulated by any financial supervisory authority under any legislation in Singapore. Accordingly, statutory liabilities in connection with the contents of prospectuses under the Securities and Futures Act 2001 (SFA) will not apply. This Notice of Meeting and Transaction Explanatory Memorandum and any other document relating to the New Alcoa Shares or New Alcoa CDIs may not be distributed or made the subject of an invitation for subscription, purchase or receipt, whether directly or indirectly, to persons in Singapore except pursuant to exemptions in Subdivision (4) Division 1, Part 13 of the SFA, including the exemption under section 273(1)(c) of the SFA, or otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFA. Any offer is not made to you with a view to New Alcoa Shares or New Alcoa CDIs being subsequently offered for sale to any other party in Singapore. You are advised to acquaint yourself with the SFA provisions relating to on-sale restrictions in Singapore and comply accordingly. This Notice of Meeting and Transaction Explanatory Memorandum is being furnished to you on a confidential basis and solely for your information and may not be reproduced, disclosed, or distributed to any other person. Nothing in this Notice of Meeting and Transaction Explanatory Memorandum constitutes investment, legal, accounting or tax advice or a representation that any investment or strategy is suitable or appropriate to your individual circumstances or otherwise constitutes a personal recommendation to you. Neither South32 nor Alcoa is in the business of dealing in securities or holds itself out or purports to hold itself out to be doing so. As such, South32 and Alcoa are neither licensed nor exempted from dealing in securities or carrying out any other regulated activities under the SFA or any other applicable legislation in Singapore. Annexure B 82 Transaction Explanatory Memorandum – to fewer than 150 non-professional clients; or – in any other circumstances provided that such offer of securities does not result in a requirement for the registration or the publication of a prospectus pursuant to the Norwegian Securities Trading Act. (h) Singapore (i) South Africa The contents of this Notice of Meeting and Transaction Explanatory Memorandum have not been reviewed or approved by any regulatory authority in South Africa (under the Financial Markets Act, No. 19 of 2012 or otherwise). This Notice of Meeting and Transaction Explanatory Memorandum has not been reviewed, approved or registered by the JSE. This Notice of Meeting and Transaction Explanatory Memorandum constitutes factual information and does not take into account the investment objectives, financial situation or needs of any particular person and should not be construed as an express or implied recommendation, guide or proposal that, in relation to anything stated herein, is appropriate to the particular investment objectives, financial situations or needs of any recipient, and nothing in this Notice of Meeting or Transaction Explanatory Memorandum should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa, as contemplated in the Financial Advisory and Intermediary Services Act No. 37 of 2002. This Notice of Meeting and Transaction Explanatory Memorandum is not intended to constitute “advice” in relation to any financial product.  This Notice of Meeting and Transaction Explanatory Memorandum does not constitute or form a part of any offer or solicitation or advertisement to purchase and/or subscribe for any South32 Shares, on the one hand, and/or any New Alcoa Shares and New Alcoa CDIs, on the other hand, in South Africa, including an offer to the public for the sale of, or subscription for, or the solicitation of an offer to buy and/or subscribe for, securities as defined in Chapter 4 of the Companies Act, No. 71 of 2008, as amended (SA Companies Act) or otherwise, and will not be distributed to any person in South Africa in any manner that could be construed as an offer to the public in terms of Chapter 4 of the SA Companies Act. Accordingly, this Notice of Meeting and Transaction Explanatory Memorandum does not constitute a “registered prospectus” as contemplated in section 100 of the SA Companies Act or an “advertisement” relating to an “offer to the public” as contemplated in section 98 of the SA Companies Act, and no obligation arises to comply with section 99 or section 100 of the SA Companies Act. No prospectus has been, or will be, filed with the South African Companies and Intellectual Property Commission (CIPC) in connection with this Notice of Meeting and Transaction Explanatory Memorandum. The contents of this Notice of Meeting and Transaction Explanatory Memorandum do not constitute legal advice. Recipients are accordingly advised to consult their professional advisers about their personal legal, regulatory and tax positions (including, but not limited to, any South African Exchange Control requirements or restrictions) regarding the matters contained in this Notice of Meeting and Transaction Explanatory Memorandum.  (j) Switzerland No New Alcoa Shares or New Alcoa CDIs will be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This Notice of Meeting has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this Notice of Meeting and Transaction Explanatory Memorandum nor any other document relating to the New Alcoa Shares or New Alcoa CDIs may be publicly distributed or otherwise made publicly available in Switzerland.  Neither this Notice of Meeting and Transaction Explanatory Memorandum nor any other document relating to the New Alcoa Shares or New Alcoa CDIs has been, or will be, filed with or approved by any Swiss regulatory authority. This Notice of Meeting is personal to the recipient only and not for general circulation in Switzerland.

The Notice of Meeting and Transaction Explanatory Memorandum does not constitute a public offer of securities in the United Arab Emirates and the New Alcoa Shares and/or New Alcoa CDIs may not be offered or sold, directly or indirectly, to the public in the United Arab Emirates. Neither the Notice of Meeting and Transaction Explanatory Memorandum nor the New Alcoa Shares or New Alcoa CDIs have been approved by the Securities and Commodities Authority or any other authority in the United Arab Emirates. The Notice of Meeting and Transaction Explanatory Memorandum may be distributed in the United Arab Emirates only to existing Shareholders of South32 and may not be provided to any person other than the original recipient. Information about the Dividend Distribution may be found in the Notice of Meeting and Transaction Explanatory Memorandum, which is available on South32’s website. If a recipient of the Notice of Meeting and Transaction Explanatory Memorandum ceases to be a Shareholder of South32 at the time of subscription, then such person should discard the Notice of Meeting and Transaction Explanatory Memorandum and may not participate in the Dividend Distribution. No marketing of the New Alcoa Shares or New Alcoa CDIs has been, or will be, made from within the United Arab Emirates other than in compliance with the laws of the United Arab Emirates and no subscription for any securities may be consummated within the United Arab Emirates (excluding the Dubai International Financial Centre and the Abu Dhabi Global Market). In the Abu Dhabi Global Market and the Dubai International Financial Centre, the New Alcoa Shares and/or New Alcoa CDIs may be offered, and this Notice of Meeting and Transaction Explanatory Memorandum may be distributed, only to existing Shareholders of South32 as an “Exempt Scheme”, as defined and in compliance with the market rules issued by the regulatory authorities in these financial zones. No regulatory authority has approved this Notice of Meeting and Transaction Explanatory Memorandum nor taken any steps to verify the information set out in it. Annexure B 83 Transaction Explanatory Memorandum (k) United Arab Emirates (l) United Kingdom Nothing in this Transaction Explanatory Memorandum is, or is intended to constitute, or form part of, an offer or invitation, or a solicitation of an offer, directed at or capable of acceptance by any person in the United Kingdom to buy, subscribe for or otherwise acquire South32 Shares, Alcoa Shares, New Alcoa CDIs or any other securities. This Transaction Explanatory Memorandum does not constitute an offer to the public of relevant securities within the meaning of the Public Offers and Admissions to Trading Regulations 2024 (the “POAT Regulations”). No invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (FSMA)) is being communicated or caused to be communicated in the United Kingdom. In the United Kingdom, this Transaction Explanatory Memorandum is being distributed by South32 only to, and is directed at, persons (i) who fall within Article 43 (members of certain bodies corporate) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 with respect to South32, or (ii) to whom it may otherwise be lawfully communicated. (m) United States This Transaction Explanatory Memorandum is not intended to, and will not, constitute an offer or solicitation of securities (including New Alcoa Shares or New Alcoa CDIs), nor will there be any such offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This Transaction Explanatory Memorandum does not constitute a registration statement or a prospectus in the United States. None of the SEC, any state securities commission in the United States or any other U.S. regulatory authority has passed upon or determined the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States. The New Alcoa Shares (including those represented by New Alcoa CDIs) to be distributed in the Dividend Distribution are being registered under the US Securities Act, pursuant to Alcoa’s Prospectus.

2026 Annual Report South32’s annual report including the reports of the Directors and the auditor and the annual Financial Report and Sustainability Report of the Company for the year ended 30 June 2026, which can be downloaded from the Company’s website at www.south32.net. AAS has the meaning given in Section 6.6(b) AASB has the meaning given in Section 6.6(b) ABN Australian Business Number ADR Holder a holder of an ADR ADR or American Depositary Receipt a security that represents shares of non-United States companies that are held by a US depositary bank outside the US Alcoa Alcoa Corporation Alcoa Board the board of directors of Alcoa Alcoa Bylaws Amended and Restated Bylaws of Alcoa, as adopted on 31 July 2024 Alcoa Certificate of Incorporation Amended and Restated Certificate of Incorporation of Alcoa Alcoa CDI a CHESS depositary interest representing a beneficial ownership (but not legal title) in one Alcoa Share Alcoa CDI Holder a registered holder of an Alcoa CDI Alcoa Common Stock common stock, par value $0.01, of Alcoa Alcoa Directors the directors of Alcoa from time to time and Alcoa Director means any one of them Alcoa Group Alcoa and its direct and indirect subsidiaries from time to time Alcoa Group Member a member of the Alcoa Group Alcoa Information all information regarding the Alcoa Group included in this Transaction Explanatory Memorandum (including all information in the Form S-4 that is referred to or otherwise incorporated by reference in this Transaction Explanatory Memorandum) including: Annexure B 84 Transaction Explanatory Memorandum 11. GLOSSARY The following is a glossary of certain terms used in this Transaction Explanatory Memorandum. – information in Section 2 (Frequently Asked Questions) underneath the heading “Information about Alcoa”; – all information contained in Section 7 (Overview of Alcoa); – all information in Section 8.6 (Risks relating to Alcoa (including Alcoa Shares and Alcoa CDIs)); and – the ‘Alcoa’ column in Attachment 3 (Shareholder rights and corporate laws comparison) Alcoa’s 2025 Annual Report Alcoa’s Annual Report on Form 10-K for the year ended 31 December 2025 (available at https:// investors.alcoa.com/financials/annual-reports-and-proxy-statements/default.aspx) Alcoa’s Q2 2026 Report Alcoa’s Quarterly Report on Form 10-Q for the Quarterly Period Ended 30 June 2026 (available at https://investors.alcoa.com/financials/quarterly-results/default.aspx) Alcoa Share 1 share of Alcoa Common Stock Alcoa Stockholder a holder of Alcoa Common Stock AliGroup Combined Balance Sheets has the meaning given in Section 6.6(c) Alternative Proposal a proposal, offer, transaction or arrangement (whether by way of takeover bid, scheme of arrangement, capital reduction, sale of assets, sale or issue of securities, joint venture or otherwise) that, if completed, would: – result in a person acquiring control of South32 or any South32 Group Member that holds all or substantially all of the property or material assets of the South32 Group, within the meaning of section 50AA of the Corporations Act, where such proposal is conditional on the Proposed Transaction not completing or being terminated; or – otherwise be inconsistent with Completion of the Proposed Transaction Alumar Alumina Refinery the alumina refinery plant and related facilities located in São Luís, Maranhão, Brazil owned and operated pursuant to the Alumar Consortium Agreement Alumar Aluminium Smelter the aluminium smelter and related facilities located in São Luís, Maranhão, Brazil owned by Alcoa Alumínio S.A. and the Brazilian Assets Sale Entity and operated by Alcoa Alumínio S.A Annual General Meeting or AGM the Annual General Meeting of South32 Shareholders ASIC the Australian Securities and Investments Commission Assets the assets used in the Sale Business Associate has the meaning set out in section 12 of the Corporations Act ASX ASX Limited (ACN 008 624 691), or the market operated by it, as the context requires

ASX Listing Rules the listing rules of the ASX ASX Settlement Operating Rules the official operating rules of the settlement facility provided by ASX Settlement Pty Ltd ATO Australian Taxation Office Bayside the Bayside aluminium smelter site located in Richards Bay, South Africa owned by South32 Aluminium SA Proprietary Limited Brazil Alumina the Alumar Alumina Refinery and MRN Bauxite Mine Brazil Aluminium the Alumar Aluminium Smelter Business Day a day on which banks are open for general banking business in Perth, Western Australia and New York, New York (not being a Saturday, Sunday or public holiday in that place), and for the purposes of Attachment 3, a business day as defined in the ASX Listing Rules Buying Entities KZN Investments Australia Pty Ltd, Alcoa do Brasil Indústria e Comércio Ltda and APL Investments (Pty) Ltd Capital Reduction Distribution any in-specie distribution of New Alcoa Shares or New Alcoa CDIs by South32 to its Shareholders (that are on the South32 Register on the Capital Reduction Distribution Record Date) by way of capital reduction Capital Reduction Distribution the number of New Alcoa Shares or New Alcoa CDIs comprising the Consideration Shares to Entitlement which a South32 Shareholder is entitled (if any) calculated in accordance with the Umbrella Implementation Deed Capital Reduction Distribution the time determined by the South32 Board as the date for determining South32 Shareholders’ Record Date entitlement to the Capital Reduction Distribution which must be as soon as reasonably practicable following Completion, and in any event within 10 Business Days after Completion Cash Purchase Price US$3.1 billion, subject to adjustments in accordance with the Umbrella Implementation Deed including: – less the Notified Leakage; – plus the Reverse Leakage; – plus Equity Return Amount CDN CHESS Depositary Nominees Pty Limited ACN 071 346 506 CGT capital gains tax CGT Reform Act has the meaning given in Section 9.1(e)(i) CGT Withholding Tax has the meaning given in Section 9.1(e)(iii) CHESS the electronic transfer and settlement system for securities quoted on the ASX under which transfers are effected in electronic form Claims any allegation, debt, cause of action, Liability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent, whether at law, in equity, under statute or otherwise Code has the meaning given in Section 9.2(a) Company South32 Completion completion of the Proposed Transaction in accordance with the Umbrella Implementation Deed Completion Date the date on which Completion occurs Computershare one of Computershare Investor Services Pty Limited, Computershare Investor Services (Pty) Limited or Computershare Investor Services PLC, as applicable Conditions Precedent the conditions precedent to Completion occurring as set out in Section 10.1(b) Conditions Precedent End Date 29 June 2027 (or any other date agreed in writing by South32 and Alcoa) Consideration the consideration payable by Alcoa to South32 in respect of the Proposed Transaction comprising: – the Cash Purchase Price; – the Consideration Shares; and – Contingent Consideration Consideration Shares 17,008,960 New Alcoa Shares and New Alcoa CDIs (in aggregate), as set out in, and adjusted in accordance with, the Umbrella Implementation Deed Contingent Consideration the contingent consideration of up to US$750 million payable by Alcoa to South32 in accordance with Schedule 11 of the Umbrella Implementation Deed Corporations Act Corporations Act 2001 (Cth) CREST the relevant system in respect of which Euroclear UK & International Limited is the operator (as defined in the CREST Regulations) CREST Regulations the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended Annexure B 85 Transaction Explanatory Memorandum

CSN Facility the corporate sponsored nominee facility arranged by the relevant company with Computershare Investor Services PLC to hold South32 DIs in the company for and on behalf of participants in, and on terms and conditions that govern, the facility through its nominee Computershare Company Nominees Limited DGCL Delaware General Corporation Law, as amended Directors or South32 Directors the directors of South32 from time to time and Director means any one of them Disposal Resolution Resolution 7 as set out in the Notice of Meeting Distribution the Dividend Distribution and/or the Capital Reduction Distribution as the context requires Distribution Record Date the Dividend Distribution Record Date and/or the Capital Reduction Distribution Record Date as the context requires Dividend Distribution the proposed in-specie distribution of New Alcoa Shares or New Alcoa CDIs by South32 to Shareholders (that are on the South32 Register on the Dividend Distribution Record Date) by way of dividend calculated in accordance with the formula set out in Section 4.5 Dividend Distribution Entitlement the number of New Alcoa Shares or New Alcoa CDIs comprising the Consideration Shares to which a South32 Shareholder is entitled calculated in accordance with the Umbrella Implementation Deed (as set our in Section 4.5) Dividend Distribution Record Date the time determined by the South32 Board as the date for determining South32 Shareholders’ entitlement to the Dividend Distribution which must be as soon as reasonably practicable following Completion, and in any event within 10 Business Days after Completion Dividend Tax the dividends tax imposed under Part VIII of Chapter II of the Income Tax Act DTC The Depository Trust Company Election Form a form under which a person who would otherwise be an Ineligible Small Shareholder elects to receive Consideration Shares as their Dividend Distribution Entitlement (and, if applicable, Capital Reduction Entitlement), the form of which will be determined by South32 in its sole discretion Eligible Shareholders a South32 Shareholder: Annexure B 86 Transaction Explanatory Memorandum – whose address as shown in the South32 Register on the Dividend Distribution Record Date is in any jurisdiction in respect of which South32 determines that it is not prohibited or unduly onerous or unduly impractical to transfer or distribute New Alcoa Shares or New Alcoa CDIs to the South32 Shareholders in those jurisdictions; or – who is an Ineligible Small Shareholder but has provided South32 with a duly completed Election Form (which has been accepted by South32 in its sole discretion) Equity Return Amount an amount calculated as 5% multiplied by the Cash Purchase Price (excluding the Reverse Leakage and this Equity Return Amount, and subject to other adjustments in relation to MRN) multiplied by a fraction equal to the number of days from (and excluding) the date of the Transaction Meeting to the Completion Date, divided by 365 Exclusivity Period the period commencing on the date of the Umbrella Implementation Deed and ending on the earlier of Completion or termination of the Umbrella Implementation Deed in accordance with its terms FACTA has the meaning given in Section 9.2(d)(iii) FinSurv the Financial Surveillance Department of the South African Reserve Bank that is responsible for the administration of exchange control on behalf of the South African Minister of Finance or an office of the South African National Treasury on the authority of the South African Minister of Finance FIRB the Foreign Investment Review Board Foreign Exempt Listing the admission of an entity to the Official List of the ASX as an ASX Foreign Exempt Listing pursuant to ASX Listing Rule 11 Form S-4 the registration statement on Form S-4 filed by Alcoa with the SEC in connection with the issuance of the New Alcoa Shares as Consideration Shares in accordance with the US Securities Act FYXX refers to the financial year ended 30 June 20XX, where XX is the two-digit number for the year Grant Samuel Grant Samuel & Associates Pty Limited GST goods and services tax imposed in Australia pursuant to the A New Tax System (Goods and Services Tax) Act 1999 (Cth) Hillside Aluminium the Hillside Aluminium smelter and related facilities located in South Africa as owned and operated by Hillside Aluminium (Pty) Ltd HMRC has the meaning given in Section 9.3(a) IFRS has the meaning given in Section 6.6(b) IGA has the meaning given in Section 9.2(d)(iii) Income Tax Act the South African Income Tax Act, no. 58 of 1962

– payment obligation owed by a Sale Group Entity to any Non-Sale Group Entity; and – payment obligation owed by a Non-Sale Group Entity to any Sale Group Entity, – but excludes any Intercompany Trade Balance Annexure B 87 Transaction Explanatory Memorandum Independent Expert Grant Samuel being the independent expert appointed by South32 Independent Expert’s Report the report from the Independent Expert set out in Attachment 1 (including any update or supplementary report) Independent Registered Public a public accounting firm registered with the PCAOB and required to be independent in Accounting Firm compliance with US federal securities laws and the SEC Independent Technical Specialist AMC Consultants Pty Ltd Independent Technical Specialist’s the report from the Independent Technical Specialist annexed to the Independent Expert’s Report Report in Attachment 1 Ineligible Foreign Shareholder a South32 Shareholder whose registered address on the South32 Register on the applicable Distribution Record Date is in any jurisdiction that South32 determines it is prohibited or unduly onerous or impractical to transfer or distribute New Alcoa Shares or New Alcoa CDIs to the South32 Shareholders in those jurisdictions Ineligible Shareholder Ineligible Foreign Shareholder and Ineligible Small Shareholder Ineligible Small Shareholder a South32 Shareholder: – whose Dividend Distribution Entitlement and (if applicable) Capital Reduction Distribution Entitlement would be 12 or fewer Consideration Shares; and – who does not provide South32 with a duly completed Election Form by the time prescribed in that Election Form Intercompany Indebtedness any: Intercompany Trade Balance any: – payment obligation owed by a Sale Group Entity to a Non-Sale Group Entity under any Raw Materials Agreement or under the Hillside Alumina Agreement; and – payment obligation owed by a Non-Sale Group Entity to a Sale Group Entity under any Distribution Agreement Investigating Accountant KPMG Financial Advisory Services (Australia) Pty Ltd Investigating Accountant’s Report the Limited Assurance Report from the Investigating Accountant set out in Attachment 2 IRS Internal Revenue Service, the revenue service of the U.S. federal government Johannesburg Stock Exchange or JSE Limited or the market conducted by it, as the context requires JSE JSE Listing Requirements the listing requirements of the JSE Joint Transition Committee has the meaning given in Section 10.2(b) JORC Code the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves 2012, as updated from time to time. Last Practicable Date 7 September 2026

(a) any dividend or distribution declared, paid or made by any Sale Group Entity to any Non-Sale Group Entity; (b) any payment (in cash or in kind) made by any Sale Group Entity to or for the benefit of any Non-Sale Group Entity in respect of any share capital, loan capital or other securities of any Sale Group Entity being redeemed, purchased or repaid, or any other return of capital; (c) the sale, transfer, surrender or disposal of any asset by any Sale Group Entity to any Non-Sale Group Entity, to the extent such transaction is not priced at fair market value (and with “Leakage” for these purposes to be limited to the amount by which the fair market value exceeds the price of sale, transfer, surrender or disposal (as applicable)); (d) any payment made or Liability assumed, guaranteed, indemnified or incurred by any Sale Group Entity to or for the benefit of any Non-Sale Group Entity; (e) the waiver, cancellation, release, discount or forgiveness by any Sale Group Entity of any amount owed by a Non-Sale Group Entity to that Sale Group Entity; (f) all Transaction Costs; (g) any payment made or Liability incurred by a Sale Group Entity to a Non Sale Group Entity in respect of interest that is accrued on Intercompany Indebtedness on or after the Locked Box Date; (h) any agreement, commitment, obligation or arrangement made or entered into by any Sale Group Entity to do or give effect to any of the matters described in paragraphs (a) to (g) of this definition; and (i) all Tax Liabilities incurred by a Sale Group Entity, and any loss of a Tax Attribute of a Sale Group Entity, in each case in relation to any of the matters described in paragraphs (a) to (h) of this definition, in each case, that occurs from (but excluding) the Locked Box Date up to (and including) Completion, but does not include any Permitted Leakage, and such amount can only be a positive (and not a negative) number (assessed on an individual basis for each item of Leakage) Annexure B 88 Transaction Explanatory Memorandum Leakage any of the following (without double counting): Liability all Claims, debts, obligations, losses, liabilities, costs, damages and expenses of any kind and however arising, including penalties, fines and interest and including those that are prospective or contingent and those the amount of which for the time being is not ascertained or ascertainable Linked Services in relation to a Transitional Service (the first Transitional Service), any Transitional Service that: (a) is required to provide the first Transitional Service; or (b) has an interdependency with the first Transitional Service, and which is expressly identified in the Transitional Services Agreement as being a Linked Service. LME London Metal Exchange Locked Box Date 31 March 2026 Locked Box Period has the meaning given in Section 4.4(d) LSE London Stock Exchange plc LSE Listing Rules the listing rules of the LSE Material Adverse Change has the meaning given in Section 10.1(e) Mineral Resource has the meaning given to that term in the JORC Code Mozal Aluminium the Mozal aluminium smelter located in the Beluluane Industrial Park in Maputo, Mozambique and all associated infrastructure and operations MRN Mineração Rio do Norte S.A. MRN Bauxite Mine the bauxite mine and related facilities located in Porto Trombetas, Brazil owned pursuant to the MRN Shareholders Agreement MRN Shareholders Agreement the Amended and Restated Shareholders Agreement dated 1 December 2023 between MRN, Amazônico 3000 S.A., Rio Tinto do Brasil Ltda and Scorpion Minerals SA (originally entered on 31 March 1992 and as amended on 20 March 1995 and 20 March 1997) MRN Transaction has the meaning given in Section 4.3 NEPA has the meaning given in Section 6.5(b) New Alcoa CDIs new Alcoa CDIs to be issued to South32 on Completion as Consideration Shares New Alcoa Shares new Alcoa Shares to be issued to South32 on Completion as Consideration Shares Non-Sale Group Entity any South32 Group Member that is not a Sale Group Entity and will remain a South32 Group Member following Completion Non-U.S. Holder has the meaning given in Section 9.2(a)

Notice of Meeting the notice of the Transaction Meeting Notified Leakage the aggregate amount of Leakage known by South32 to have occurred (or that will occur), if any, in the period from (but excluding) the Locked Box Date to (and including) Completion NYSE New York Stock Exchange Ore Reserve has the meaning given to that term in the JORC Code PCAOB US Public Company Accounting Oversight Board Permitted Leakage certain payments made and actions taken by a Sale Group Entity as set out in the Umbrella Implementation Deed PFIC has the meaning given in Section 9.2(b)(i) POAT Regulations has the meaning given in Section 10.8(l) Prescribed Occurrence has the meaning given in Section 10.1(f) Proposed Disposal the proposed sale of South32’s aluminium value chain assets (comprising South32’s Relevant Proportion of the Sale Business) by South32 to Alcoa and the Buying Entities in accordance with the terms and conditions of the Umbrella Implementation Deed Proposed Transaction the Proposed Disposal, Dividend Distribution and Capital Reduction Distribution and any other transactions contemplated by the Umbrella Implementation Deed Prospectus the prospectus forming a part of the Form S-4 and accompanying this Explanatory Memorandum Proxy Form the proxy form made available to South32 Shareholders for the purpose of the Transaction Meeting, including the electronic proxy appointment website Related Bodies Corporate has the meaning given to that term in the Corporations Act Relevant Interest has the meaning given in section 608 and 609 of the Corporations Act, and to the extent applicable to Alcoa or any Alcoa Group Member that is not an Australian company, the meaning of this term will be amended to the extent required to apply to the entity in a similar manner as if it were an Australian company Relevant Proportion in respect of: Annexure B 89 Transaction Explanatory Memorandum – Worsley Alumina, 86%; – Hillside Aluminium, 100%; – MRN Bauxite Mine, 33%; – Alumar Alumina Refinery, 36%; and – Alumar Aluminium Smelter, 40%103 Required Antitrust Consents any consents, clearances, approvals, permissions, nonactions, orders, waivers, permits, expirations of waiting periods or authorisations required to be obtained by a South32 Group Member or an Alcoa Group Member in relation to the Proposed Transaction in relation to competition laws or other similar law regulating merger control and antitrust in any jurisdiction Required FDI Consents any consents, clearances, approvals, permissions, nonactions, orders, waivers, permits, expirations of waiting periods or authorisations required to be obtained by a South32 Group Member or an Alcoa Group Member in relation to the Proposed Transaction in relation to laws regulating foreign direct investments (FDI) in any other jurisdiction Required Regulatory Consents the Required Antitrust Consents, the Required FDI Consents, and any FinSurv approvals Reverse Leakage all amounts paid or payable from a Non-Sale Group Entity to a Sale Group Entity from (and excluding) the Locked Box Date to and (including) Completion in the form of capital and or equity funding, including any Sale Group Funding Deficit Top-up Sale Agent the nominee appointed by South32 to sell the Dividend Distribution Entitlement and Capital Reduction Distribution Entitlement (if applicable) that would otherwise have been issued to Ineligible Shareholders Sale Business Worsley Alumina, Hillside Aluminium, MRN Bauxite Mine, Alumar Alumina Refinery and Alumar Aluminium Smelter in each case, in the Relevant Proportion indirectly held by South32 104,105 Sale Group Entity South32 Aluminium (RAA) Pty Ltd, South32 Aluminium (Worsley) Pty Ltd, South32 Minerals SA, South32 Aluminium SA (Pty) Ltd and Hillside Aluminium (Pty) Limited, and each of their respective subsidiaries Sale Facility has the meaning given in Section 4.5(f) Sale Shares the shares in each of the Sale Group Entities to be transferred to the Buying Entities at Completion under the terms of the Umbrella Implementation Deed SDRT has the meaning given in Section 9.3(b)(i) SEC the United States Securities and Exchange Commission 103 Including Bayside (100%). 104 Including Bayside (100%). 105 Subject to the exercise of pre-emptive rights held by MRN’s joint venture partners under the MRN Shareholders Agreement. See Section 4.3 for more information.

Selling Entities South32 and South32 Australia Investment 3 Pty Ltd, South32 Aluminium (Holdings) Pty Ltd, South32 (BMSA) Pty Ltd and South32 SA Holdings (Pty) Ltd Shareholder Approval Condition the Condition Precedent contained in the Umbrella Implementation Deed that South32 Precedent Shareholders vote in favour of the Proposed Disposal at the Transaction Meeting Shareholders or South32 the registered holders of South32 Shares (including dematerialised holders within STRATE, Shareholders South32 DI Holders and South32 CSN Holders, as the context requires) and South32 Shareholder means any one of them South32 South32 Limited South32 ADR Holder a holder of South32 ADRs South32 ADRs ADRs representing South32 Shares; each ADR represents five South32 Shares South32 Board or Board the board of Directors of South32 at the date of this Transaction Explanatory Memorandum South32 CSN Holder holder of a South32 DI held through the CSN Facility South32 DI South32 depositary interest South32 DI Depositary Computershare Investor Services PLC South32 DI Holder holder of a South32 DI held in CREST South32 Distribution Announcement has the meaning given in Section 4.5 South32 Group South32 Limited and its subsidiaries and joint arrangements South32 Group Member a member of the South32 Group South32 Group Operations South32 Group Operations Pty Ltd South32 Pro Forma Balance Sheet has the meaning given in Section 6.6(a) South32 Register the register of members of South32 South32 Share a fully paid ordinary share in the capital of South32 South32 Share Registry – in respect of Australia, Computershare Investor Services Pty Limited; – in respect of South Africa, Computershare Investor Services (Pty) Limited; and – in respect of the United Kingdom, Computershare Investor Services PLC (as the South32 DI Depositary and operator of the CSN Facility) Superior Proposal a genuine Alternative Proposal that the South32 Board, acting in good faith and after having obtained advice from its legal and financial advisers, determines: Annexure B 90 Transaction Explanatory Memorandum – is reasonably capable of being completed in accordance with its terms and within a reasonable time; and – would, if completed substantially in accordance with its terms, be more favourable to South32 Shareholders (as a whole) than the Proposed Transaction Tax Amendment Bill has the meaning given in Section 9.1(e)(ii) Tax Attribute anything that would reduce the base on which Tax is assessed or the amount of Tax payable TFN Tax File Number Transaction Costs all costs, liabilities and expenses incurred by Sale Group Entities in connection with the Proposed Transaction (including planning, preparing for and effecting Completion) Transaction Explanatory this Transaction Explanatory Memorandum including all schedules attachments, and annexures Memorandum accompanying and forming part of the Notice of Meeting insofar as they relate to the Disposal Resolution Transaction Meeting the general meeting of South32 Shareholders to consider whether or not to approve the Disposal Resolution Transitional Services has the meaning given in Section 10.2(a) Transitional Services Agreement the Transitional Services Agreement dated 30 June 2026 between South32 Group Operations and Alcoa Trilogy has the meaning given in Section 1.2(b) U.S. GAAP the generally accepted accounting principles in the US U.S. Holder has the meaning given in Section 9.2(a) Umbrella Implementation Deed the Umbrella Implementation Deed dated 30 June 2026 between South32 and Alcoa (and the other Selling Entities and other Buying Entities) as amended from time to time Underlying Earnings Underlying earnings is profit after tax and earnings adjustment items. Earnings adjustments represent items that don’t reflect our underlying operations. We believe that Underlying earnings provides useful information, but should not be considered as an indication of, or an alternative to, profit or attributable profit as an indicator of operating performance.

Underlying EBIT Underlying EBIT is profit/loss before net finance income/costs, tax and any earnings adjustments, including impairments, from continuing and discontinued operations. The performance of each of the South32 operations and operational management is assessed based on Underlying EBIT. In order to calculate Underlying EBIT, the following items are adjusted as applicable each period, irrespective of materiality: Exchange rate gains/losses on restatement of monetary items; Impairment losses/ reversals; Gains/losses on disposal and consolidation of interests in operations; Gains/losses on non-trading derivative instruments, contingent consideration and other investments measured at fair value through profit or loss; Major corporate restructures; Joint venture adjustments; Exchange rate variations on net cash/debt; Tax effect of earnings adjustments; and Exchange rate variations on tax balances. In addition, items that do not reflect the underlying operations of South32, and are individually, or in combination with other related earnings adjustments, significant to the financial statements, are excluded to determine Underlying earnings. When applicable, significant items are detailed in the 2026 Annual Report. Underlying EBITDA Underlying EBITDA is Underlying EBIT before Underlying depreciation and amortisation, and excludes third-party products and services EBITDA. In order to calculate Underlying EBITDA, the following items are adjusted as applicable each period, irrespective of materiality: Exchange rate gains/losses on restatement of monetary items; Impairment losses/ reversals; Gains/losses on disposal and consolidation of interests in operations; Gains/losses on non-trading derivative instruments, contingent consideration and other investments measured at fair value through profit or loss; Major corporate restructures; Joint venture adjustments; Exchange rate variations on net cash/debt; Tax effect of earnings adjustments; and Exchange rate variations on tax balances. In addition, items that do not reflect the underlying operations of South32, and are individually, or in combination with other related earnings adjustments, significant to the financial statements, are excluded to determine Underlying earnings. When applicable, significant items are detailed in the 2026 Annual Report. U.S. Holder has the meaning given in Section 9.2(a) US Securities Act the U.S. Securities Act of 1933, as amended Worsley Alumina the integrated bauxite mine and alumina refinery plant and related facilities established pursuant to the Worsley State Agreement and the Worsley Joint Venture Agreement Worsley Joint Venture the joint venture formed under the Worsley Joint Venture Agreement Worsley Joint Venture Agreement the Worsley Joint Venture Agreement dated 7 February 1980 between the Worsley Joint Venture Participants and South32 Worsley Alumina Pty Ltd (as amended) Worsley State Agreement the Alumina Refinery (Worsley) Agreement Act 1973 (WA) including the schedules Annexure B 91 Transaction Explanatory Memorandum Interpretation In this Transaction Explanatory Memorandum (other than the Attachments): (c) except as otherwise provided, all words and phrases used in this Transaction Explanatory Memorandum have the meanings (if any) given to them by the Corporations Act; (d) headings are for ease of reference only and will not affect the interpretation of this Transaction Explanatory Memorandum; (e) words importing the singular, where the context requires, include the plural and vice versa and words importing any gender include all genders. A reference to a person includes a reference to a corporation; (f) all dates and times are Perth, Australia times; (g) a reference to $, US$, USD, dollars and cents is to United States currency, unless otherwise stated; and (h) a reference to a Section or Attachment is to a Section in or Attachment to this Transaction Explanatory Memorandum, unless otherwise stated.

Annexure B 92 Transaction Explanatory Memorandum ATTACHMENT 1 - INDEPENDENT EXPERT’S REPORT

GRANT SAMUEL 10 September 2026 The Directors South32 Limited Level 2, 100 St Georges Terrace Perth WA 6000 Dear Directors Proposed Disposal of the Aluminium Business1 1 Introduction On 1 July 2026, South32 Limited (“South32”) announced that it had signed a binding conditional agreement with Alcoa Corporation (“Alcoa”) in relation to the proposed sale of its aluminium value chain assets (the “Proposed Disposal”). The in-perimeter assets for the Proposed Disposal comprise South32’s interests in Worsley Alumina (86%), Hillside Aluminium (100%), Mineração Rio do Norte (“MRN”) bauxite operation (33%), the Alumar refinery (36%) and the Alumar smelter (40%) (together, the “Aluminium Business”). Under the terms of the Proposed Disposal, South32 is entitled to receive total consideration comprising: cash consideration of $3.1 billion (subject to certain adjustments); equity consideration of approximately 17 million Alcoa shares in the form of common stock or ASX listed CHESS Depository Interests (“CDIs”); assumption of approximately $750 million in net debt and lease liabilities by Alcoa (including a proportional share of net debt at MRN as at 31 March 2026); and up to $750 million in contingent consideration that is payable over four years and is calculated based on the extent to which the average aluminium and alumina index prices over the year exceed certain thresholds2. The cash consideration payable to South32 will be increased at a rate equal to 5% per annum (around $155 million per year) for every day that elapses between the date of South32 shareholder approval of the Proposed Disposal and its completion. Under the “locked box” mechanism of the Proposed Disposal, the net debt of $750 million is calculated as at 31 March 2026 and Alcoa is entitled to the net cash flow of the Aluminium Business from 1 April 2026. Following completion of the Proposed Disposal, South32 will distribute at least half of the Alcoa shares received as equity consideration to South32 shareholders in the form of an in-specie fully franked special dividend. Eligible shareholders will receive franking credits as additional value in respect of this distribution. The remaining shares are not subject to a minimum holding period or material disposal restrictions. The Directors of South32 have unanimously recommended that South32 shareholders vote in favour of the Proposed Disposal in the absence of a superior proposal and subject to the independent expert concluding (and continuing to conclude) that the Proposed Disposal is in the best interests of South32 shareholders. 1 All definitions set out in Appendix 1 to the full independent expert’s report apply to this summary letter. In particular, all references to $ in this report are reference to United States dollars unless stated otherwise (e.g. Australian dollars are specifically shown as A$). 2 For the aluminium assets, it will be calculated as 22.5% of production multiplied by the LME aluminium price above the following price thresholds: CY26: $3,500/t, CY27: $2,825/t, CY28: $2,847/t, CY29: $2,870/t and CY30: $2,942/t. For the alumina assets, it will be calculated as 22.5% of 67% of production multiplied by the alumina index price above the following thresholds: CY26: $345/t, CY27: $452/t, CY28: $456/t, CY29: $459/t and CY30: $471/t. GRANT SAMUEL & ASSOCIATES PTY LIMITED Level 20 Governor Macquarie Tower, 1 Farrer Place Sydney NSW 2000 GPO BOX 4301 SYDNEY NSW 2001 T +61 2 9324 4211 ABN 28 050 036 372 AFS Licence No 240985 GRANTSAMUEL.COM.AU

GRANT SAMUEL Subject to the same qualifications, each member of the South32 Board intends to vote all South32 shares which they hold or control in favour of the Proposed Disposal. The Directors of South32 have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report setting out whether, in its opinion, the Proposed Disposal is in the best interests of South32 shareholders. A copy of the report (and this letter) will accompany the Notice of Meeting and Explanatory Memorandum (“the Explanatory Memorandum”) to be sent to shareholders by South32. This letter contains a summary of Grant Samuel’s opinion and main conclusions. 2 Opinion Grant Samuel has concluded that the terms of the Proposed Disposal are fair and reasonable. Accordingly, the Proposed Disposal is in the best interests of South32 shareholders, in the absence of a superior proposal. 3 Key Conclusions The Proposed Disposal is the most significant step to date in South32’s strategy to simplify its portfolio and focus on base metals assets The Proposed Disposal is a continuation of South32’s decade-long strategy to transform and improve the quality of its business and, once complete, would: • reposition and streamline its portfolio to upstream base metals assets; • result in a shift to a higher margin business that should offer better return on investment metrics; • reduce complexity by exiting substantially all downstream refinery and smelting operations (i.e. no “industrial process” assets); • focus its portfolio on tier one mining jurisdictions in Australia, Chile and the U.S.; and • unlock $3.85 billion in capital (excluding Alcoa scrip and contingent consideration) to allocate toward high-returning growth projects in copper and zinc. South32 was established in 2015 as a diversified mining group with sixteen operating sites spread across over five jurisdictions and multiple commodities (e.g. aluminium, coal, manganese, nickel and other base metals). Its establishment was the product of a demerger by BHP that spun off its “non core” assets as the new South32 group. The complexity of the diversified mining group brought some challenges for South32: • the spread of commodity exposures required dedicated technical expertise and market capabilities (e.g. open cut vs underground mining, mining vs downstream refining and smelting, different unrelated commodity markets); • the geographic spread of assets required additional management oversight and functional support structures; and • the sheer number of assets (i.e. 16 operated sites) also demanded significant management time and resources. In many respects, there was no singular “thesis” that held the diverse group of assets together. In December 2017, South32 indicated its intention to pursue a strategy that focused its portfolio on increasing its exposure to its preferred commodities (e.g. copper and zinc) that were upstream base metal mining assets perceived to have longer term structural tailwinds from the energy transition. Since then, South32 has completed several acquisitions and divestments to re-shape its portfolio toward base metals. The acquisitions of the Hermosa project including the Taylor zinc-lead-silver deposit (2018) and a 45% interest in the Sierra Gorda copper mine (2022) set the cornerstones for its 2

GRANT SAMUEL base metals strategy. It also exited its interests across other commodities, including thermal and metallurgical coal, nickel and manganese alloys. In February 2024, South32 announced final approval of the development of the Taylor deposit, the first development at the Hermosa project. The development marked a major milestone for the group as it continued to reshape its portfolio towards preferred base metals assets. The next logical element in that strategy is considering the future of the Aluminium Business. An exit from the Aluminium Business would be the most significant step-change in the decade-long transformation of South32’s portfolio. It would be by far the largest divestment to be undertaken by the group to date. At one level, aluminium could be seen as a “natural fit” for South32’s strategy. It is widely regarded as a key ingredient for the clean energy transition (e.g. electrification, substitute for copper). However, the Aluminium Business, which is in essence an industrially focused downstream operation, faces very different dynamics from an upstream focused mining business (e.g. lower margin, different market and technical capabilities, emissions intensity). It was also affected by a number of structural trends that have weighed on the longer term outlook for alumina and aluminium, including the uncertainty of energy supply, environmental and regulatory permitting challenges (as experienced by both South32 and Alcoa in their respective Western Australia operations) and a step-up in new supply in alumina markets. Navigating the business through the complex and evolving environment required significant management resources and attention. Accordingly, South32 was open to considering other ownership structures or strategic options for the Aluminium Business (including a sale). Other factors provided further impetus for the divestment of the Aluminium Business There was also a recognition that, while the Aluminium Business was still a profitable enterprise, it faced a number of fundamental issues that were not straightforward to resolve. It lacked the scale and diversification to effectively compete with the major vertically integrated aluminium producers (many of which have much larger portfolios across “tier one” jurisdictions). It had limited options available to grow the aluminium business, and increasing investment in advanced technologies would likely be needed to keep pace with larger peers and more modern facilities. Moreover, the energy conundrum is expected to become increasingly problematic, particularly for Hillside Aluminium (given its reliance on a coal-fired grid). There are no obvious solutions for South32 to accelerate the transition to renewable power and the economic cost of the transition is likely to be significant. Meaningful progress on any of these fronts would require substantial capital investments. However, demands for capital would likely come into conflict with the group’s broader capital allocation priorities particularly during a period when other key growth opportunities in copper and zinc (e.g. Hermosa project and Sierra Gorda expansion) required significant attention. In this context, exiting the Aluminium Business at full underlying value would resolve the need for any compromises or trade-offs. The status quo is a plausible alternative. Cash flows from the Aluminium Business could continue to be reinvested across other more prospective growth opportunities in base metals. However, even this approach has its complications as the Aluminium Business faces a number of challenges that are expected to become increasingly pressing in the near-to-medium term due to: • the depletion of greenstone ore at Worsley Alumina and shift from coal to gas-fired power and the upward pressure on gas prices; and • the need to find a solution to long term reliable and affordable power supply for Hillside Aluminium beyond 2031. Alcoa is the “natural buyer” of these assets and the current market environment may have opened a window of opportunity to agree terms for a transaction Alcoa is arguably the best positioned acquirer of the Aluminium Business. It is one of the largest vertically integrated aluminium producers in the world and has the technical expertise and 3

GRANT SAMUEL

capabilities as well as global reach (e.g. marketing and distribution) to maximise the returns on these assets. More importantly, it is uniquely positioned as a "natural buyer" of the Aluminium Business given its adjacent bauxite mining and alumina refinery operations in Western Australia (that have some complementary characteristics) and its existing positions in the Alumar refinery and smelter (in which it holds a controlling interest in each of the joint ventures).

The potential synergies from a combination of Alcoa's operations with the Aluminium Business are significant. Alcoa has announced an estimate of $900 million of synergies in NPV terms. The opportunity to optimise the Western Australian asset base has been highlighted by Alcoa's CEO in investor calls as the most valuable of these opportunities. The scale of these synergies is unique to Alcoa as no other producer has overlapping operating footprint for the same commodities within the same region.

Announcement of the Proposed Disposal was the culmination of over 18 months of commercial discussions, negotiations and due diligence. Given the volatile market backdrop of aluminium prices, a shift in market sentiment can have a material impact on Alcoa's appetite for an acquisition of this size (particularly given the likely need for scrip to form part of the consideration). A deal may not be able to be reached or there may be no appetite in a different market environment. Accordingly, there is merit in seizing the opportunity while the window remains open.

- **The Aluminium Business has been valued in the range $4.5-5.0 billion**

Grant Samuel's valuation of the Aluminium Business is summarised below:

ALUMINIUM BUSINESS - VALUATION SUMMARY ($ MILLIONS)

	FULL REPORT SECTION REFERENCE	VALUE RANGE	
		LOW	HIGH
86% interest in Worsley Alumina	6.4.2	1,376	1,548
100% interest in Hillside Aluminium	6.4.3	1,900	2,100
Brazil aluminium value chain	6.4.4	1,250	1,400
Enterprise value		**4,526**	**5,048**

The valuation represents the estimated full underlying value of the Aluminium Business assuming 100% of the business was available to be acquired and includes a premium for control. The value of the Aluminium Business reflects the proportional share of its value in each of the underlying assets. It does not allow for any discount for a minority interest (particularly for either of the Brazil assets).

The principal approach to valuing the individual assets of the Aluminium Business was by DCF analysis (including consideration of the NPV outcomes of various DCF scenarios), with multiples analysis (earnings and capacity) used as a cross check. As the Aluminium Business has been valued as at 31 March 2026, the DCF models take into account projected cash flows from 1 July 2026 and have been discounted to calculate the NPVs as at the valuation date of 31 March 2026. An adjustment for the actual free cash flows for the Aluminium Business between 1 April 2026 and 30 June 2026 has also been included.

The valuation of the Aluminium Business is fundamentally dependent on Grant Samuel's judgement as to key assumptions adopted for valuation purposes, including:

- alumina and aluminium prices. Future commodity prices are inherently uncertain and shareholders could reasonably form a view that different commodity price assumptions are warranted which, in turn, could lead to a different conclusion. In particular, the NPV outcomes from the Aluminium Business (as a whole) are extremely sensitive to changes in commodity prices. For example, a $10/t change in alumina prices would impact EBITDA by around $35 million (and NPV by more than $250 million) and a $100/t change in aluminium prices would impact EBITDA by around $90 million (and NPV by more than $450-500 million). The relatively smaller impact from changes in alumina prices is due to the vertically integrated nature of the business where alumina is both a revenue driver and cost input; and

4

GRANT SAMUEL ¦ ¦ ¦ • the economic lives for each of the assets, which can be affected by a number of variables such as further bauxite mine expansions, potential step-change in bauxite ore quality, ability to secure power supply agreements and, in general, the technical lives of these assets (all of which were originally commissioned several decades ago). Grant Samuel has determined an appropriate value range for the individual assets of the Aluminium Business by taking into account the NPV outcomes of the various scenarios and the evidence from other methodologies (i.e. multiples of earnings and capacity). The value is not based on any one scenario or set of assumptions. The valuation of South32’s interest in Worsley Alumina (of $1,376-1,548 million) takes into account the future life extension potential of the asset beyond the current ore reserve inventory The DCF model developed by Grant Samuel uses the Financial Models developed by South32 as a framework. The key assumptions adopted in the DCF analysis include: • long term real aluminium prices of $2,800-3,000/t and real alumina prices of $380-410/t; • a long term inflation rate of 2.5% (for both US$ and A$ denominated cash flows); • an exchange rate of A$1.00 = $0.70; and • a nominal discount rate of 10.5-11.5%. The projected cash flows for Worsley Alumina are based on three operating scenarios (for which technical assumptions in relation to bauxite production have been independently validated and/or estimated by AMC) that contemplate varying economic lives for the assets: • Scenario A, which is premised on the current approved mine plan and assumes no further life extension for either the bauxite mine or the alumina refinery beyond FY38; • Scenario B, which represents a life extension scenario that extends the economic life through to FY48 but will require access to third party greenstone ore to sustain production levels; and • Scenario C, which represents an “extension” scenario to Scenario B based on conceptual studies for a granitic ore transition (e.g. capital expenditure on modifications to the refinery) that would extend the economic life of the asset for another four decades. The NPV outcomes and the value ranges selected by Grant Samuel are depicted in the chart below: WORSLEY ALUMINA (100% BASIS) – NPV OUTCOMES Value Range ($1,600 - 1,800 million) A A$9/GJ gas I SCENARIO A$10/GJ gas I B A$9/GJ gas ~ ¦ SCENARIO A$10/GJ gas ¦ C A$9/GJ gas SCENARIO A$10/GJ gas - 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 2,200 2,400 Net Present Value ($ millions) Low Case ¦ High Case 5

GRANT SAMUEL Grant Samuel has considered the NPV outcomes for all the scenarios in determining its value range for Worsley Alumina and believes that the NPV outcomes produced by the DCF analysis support a value range of $1,600-1,800 million on a 100% basis (or $1,376-1,548 million on a proportional basis). However, the weight given to each scenario in considering the value range was subjective and not capable of being expressed in percentage terms. Scenario A represents a conservative scenario that does not fully attribute value to the vast resource potential of the bauxite mine nor any further life extension opportunities at the alumina refinery. The challenge, however, is determining the value of the asset beyond FY38 given that the remaining resource is largely granitic ore (rather than the greenstone ore currently being mined) that cannot be easily processed through the refinery. Alternatives include: • entry into commercial arrangements with adjacent landowners to access third party bauxite ore (most of which is greenstone ore) to extend the mine life to FY48 (Scenario B); and • committing to an upgrade of refinery equipment to accommodate granitic ore feed which extends operations to around FY90 (Scenario C). In either case, the most economic path forward will likely require Worsley Alumina to secure third party bauxite ore at meaningful levels within the next ten years. As South32 is a vendor rather than an acquirer, it is incumbent on the expert to ensure the full potential value (risked appropriately) is recognised. While ore from these third party deposits does not form part of South32’s existing resource base (i.e. by definition, not JORC-compliant), it provides an indication of the value potential of Worsley Alumina beyond the operating life contemplated in Scenario A. Accordingly, both Scenarios B and C (both of which rely on third party ore for a meaningful share of production) have also been included in the DCF analysis. While neither of these scenarios are “production targets”, they have been included to provide an indication of the long-term potential of the asset. Notwithstanding the risks and uncertainties, there are incentives for counterparties to enter such arrangements as the ore in those areas may be surplus to their needs or less suitable for their refineries (e.g. greenstone vs granitic). These sorts of commercial arrangements (e.g. land access, ore swap, etc.) have been undertaken in the past. In the case of Scenario C (which has a much longer mine life), its NPV outcomes are lower than Scenario B by approximately $400-700 million. This reduction reflects the significant capital expenditure assumed to facilitate the shift from greenstone ore to granitic ore as well as the higher operating costs. The very wide range between the NPV outcomes for each scenario under the different price paths illustrates the very low operating margins for Worsley Alumina under the Low Case (especially in the latter years). Accordingly, a $30/t increase in long run alumina prices (in real terms) has a substantial impact on NPV outcomes (and particularly so for the scenarios that assume longer economic lives). The value range sits well above the NPV outcomes for Scenario A, which does not capture the optionality to extend the economic life of Worsley Alumina beyond the current mine plan. While both Scenarios B and C capture some of this upside, each of these two scenarios involve a degree of uncertainty attached to the third party commercial arrangements necessary to realise these outcomes. The selected value range reflects a balancing of these opportunities and risks but also takes into account the high degree of optionality inherent in such a vast resource and the potential to find solutions over the next decade to extend the operations for many years (as has been achieved in the past). The valuation of Hillside Aluminium (of $1,900-2,100 million) includes subjective judgements to reflect sovereign risk, particularly its ability to secure reliable and affordable sources of power For the purposes of its DCF analysis, Grant Samuel adopted the same nominal discount rates and commodity price assumptions that were adopted for the valuation of Worsley Alumina. Country- 6

GRANT SAMUEL ¦ ¦ ¦ specific assumptions were made in relation to exchange rates (ZAR16.20=US$1) and long term inflation (3% per annum). The DCF analysis for Hillside Aluminium considers a number of operating scenarios that are centred around the expected operating life of the smelter (which, in turn, is largely tied to its ability to secure new and reliable power supply agreements particularly from Eskom, the state-owned utility provider). The NPV outcomes and the value ranges selected by Grant Samuel are depicted in the chart below: HILLSIDE ALUMINIUM – NPV OUTCOMES Value Range ($1,900 - 2,100 million) Scenario A I Scenario B ~ ¦ Scenario C [ill ¦ Scenario D fil] ¦ Scenario E fil] ¦ Scenario F 1,100 1,300 1,500 1,700 1,900 2,100 2,300 2,500 -2,700 2,900 Net Present Value ($ millions) Low Case ¦ High Case The DCF analysis demonstrates that the NPV of Hillside Aluminium is extremely sensitive to aluminium prices (albeit mitigated by alumina being a primary input cost to production) as well as its ability to access reliable and affordable power. Scenario A represents a conservative outcome that includes no allowance for further renewals to its current power supply agreement beyond 2031. While Scenario B represents a more optimistic outlook that considers an additional four years’ of operations at similar power supply terms, it illustrates how a lack of coordinated rollout of new power generation capacity in South Africa (especially in light of the anticipated retirements of around 15GW of coal-fired power capacity by FY35) will place significant pressure on the grid. While the status quo can be viable for some time, it is likely to become increasingly problematic to sustain continued operations at the smelter. Such an outcome would likely result in more “load shedding” events that could drastically inhibit the smelter’s productivity. However, there is some merit in believing that a workable industry solution can be found. South32 and Eskom have initiated a collaborative effort to integrate affordable wind, solar and firming capacity into the grid. The Government of South Africa is also already exploring a range of solutions to address these issues and has published the Integrated Resource Plan 2025 setting out its roadmap for its energy transition. Scenario C illustrates a positive outcome from these efforts as it would allow the smelter to continue operating for an additional five years to FY40. At the same time, it is also important to recognise that such an outcome is not without risk given the: • sheer scale of capital required (Scenario D); • uncertainty of agreed financial terms (Scenario E); and • prospect of broader reforms to instil some form of certainty for industrial users (Scenario F). None of the scenarios contemplated continued operations beyond FY40 as the immediate tasks, while surmountable, involve a considerable degree of uncertainty. The sovereign risk of investment in South 7

GRANT SAMUEL ¦ ¦ ¦ Africa is captured through the limited time frame assumed (maximum 14 years). Moreover, there will likely be real practical limitations that will weigh on the economics of the smelter beyond that time (e.g. operating age, significant capital requirements, technological obsolescence and carbon costs). Grant Samuel believes that NPV outcomes produced by the DCF analysis support a value range for Hillside Aluminium of $1,900-2,100 million. The value range is well above the NPV outcomes for Scenario A (which represents a conservative scenario) and sits towards the middle of the range of NPV outcomes for Scenarios C, D and E to reflect the expectation that a viable power supply solution for the industry can be achieved (albeit with more work to be done). Scenario F is very much an upside case. The valuation of the Brazilian assets (of $1,250-1,400 million) reflects the “portfolio” benefit of the vertically integrated aluminium operations Grant Samuel has also adopted the same nominal discount rates and commodity price assumptions that were adopted for the valuation of the other assets. Country-specific assumptions were made in relation to exchange rates (R$=US$0.19) and long term inflation (3% per annum). The DCF analysis for the Brazilian assets of the Aluminium Business considers a number of operating scenarios that are principally centred around: • the full development of West Zone (i.e. Phases 1 and 2), which would extend the operating life of MRN for at least another 15 years beyond that contemplated for Phase 1 alone; and • the ramp-up and longevity of the Alumar smelter which was previously placed under care and maintenance and has yet to reach its nameplate capacity since restarting operations in 2022. In relation to the bauxite production scenarios for MRN, AMC has completed a desktop review of the mining assumptions, with a particular focus on the sustainability of the forecast bauxite production levels over the projection period. AMC has noted that while the technical aspects of the mine plan for West Zone Phase 1 appear to provide a reasonable basis for valuation, the estimates for West Zone Phase 2 are conceptual and only indicative of the longer term potential of MRN’s resource base. The NPV outcomes and the value ranges selected by Grant Samuel are depicted in the chart below: BRAZILIAN ASSETS (PROPORTIONAL INTEREST) – NPV OUTCOMES Value Range ($1,250 - 1,400 million) Scenario A Scenario B -Scenario C -Scenario D -Scenario E ¦ 600 750 900 1,050 1,200 1,350 1,500 1,650 1,800 1,950 Low Case ¦High Case Similar to the other assets of the Aluminium Business, the Brazilian assets are also highly sensitive to underlying commodity prices and production levels (e.g. life extensions). Scenario A represents a conservative scenario where only West Zone Phase 1 is developed and extends the operating life of the mine (and sustains operations at the refinery and smelter) through FY44. Although final investment decision on the mine extension has yet to be made, there is an expectation that the 8

GRANT SAMUEL shareholders will proceed with its development (especially as initial capital spend to mobilise contractors and equipment has already been approved). Life extensions beyond West Zone Phase 1 (as well as for the downstream assets) are plausible: • significant work and collaboration have been undertaken to establish and restore relationships with local communities as part of the development of West Zone Phase 1; • initial studies and planning to progress West Zone Phase 2 have already commenced; and • the refinery and smelter assets are ageing assets but are well-endowed with access to the significant renewable generation capacity in Brazil. In this context, there is reason to believe that there is value beyond West Zone Phase 1 and that an extended life is a reasonable basis for valuation. The question is the operating parameters that can be achieved. Scenario B considers the successful development of West Zone Phase 2. While the chart above illustrates a meaningful uplift in NPV outcomes for Scenario B (of around $200-350 million), it must be noted that the operating parameters for Phase 2 are still conceptual in nature and continue to be refined. However, the degree to which any such development could be value accretive is in part dependent on other variables, especially in relation to the Alumar smelter given its ramp-up trajectory (Scenario C) and economic life (Scenarios D and E). The ability to maximise production at the Alumar smelter forms a large part of the “portfolio” benefit in having a vertically integrated model in Brazil as its focus on supplying the domestic economy with primary aluminium is key to enabling it to realise the value of the VAT credits generated from its upstream operations. Taking these factors into consideration, Grant Samuel believes that the NPV outcomes produced by the DCF analysis support a value range of $1,250-1,400 million. The value range is skewed slightly to the lower half of the ranges for these scenarios to reflect the uncertainties as well as any residual sovereign risk for an investment in Brazil. While it is difficult to make any direct comparisons between the implied multiples for the Brazilian assets (as a whole) against market benchmarks, a notional value allocation to the Alumar refinery and Alumar smelter (as the value of the interest in MRN is negligible) provides some comfort that the implied value range is broadly supported by the market evidence. The assessed value of the consideration under the Proposed Disposal of $4,758-5,028 million takes into account variables such as the Alcoa share price and value of the contingent consideration ASIC Regulatory Guide 111 requires that the transaction consideration to be assessed assuming the Proposed Disposal is completed, based on the value shareholders are receiving today rather than at the time of announcement (or any other later time, as is the case for the contingent consideration) and on a “minority interest” basis in the case of the scrip component. The best estimate of a minority interest is the market price of the scrip consideration on stock exchanges (but subject to determining that this market price is not distorted or unreliable). The analysis is directed to calculate a “cash equivalent” value of the Proposed Disposal consideration. Having regard to these requirements, Grant Samuel has attributed a value range of $4,758-5,028 million to the Proposed Disposal consideration. The assessed value range takes into account the cash consideration ($3.1 billion) and reported net borrowings ($750 million) as well as: • the scrip consideration component of $765-935 million, which is based on an estimated value range for Alcoa shares of $45.00-55.00 reflecting recent trading (with the latest share price of around $49.95 towards the middle of the range); and 9

GRANT SAMUEL ¦ ¦ ¦ • the contingent consideration component of $250-350 million, which takes into account the NPV outcomes of the contingent payments under various projected price scenarios as well as an allowance for the intrinsic optionality of the arrangement. The assessed value range is at a discount of more than 50% to the maximum consideration. The assessed value range also takes into account the extended transaction timetable. Although South32 has effectively crystallised a value for the Aluminium Business as at 31 March 2026 (i.e. the “locked box” date), it will not receive its cash and scrip consideration until transaction completion (in 2HY27). The extended timetable has value implications for South32 and its shareholders (i.e. time value of money and non qualification of any dividends payable by Alcoa) that has been estimated to be around $108 million (assuming completion on 30 June 2027). As the assessed value of the transaction consideration to be paid by Alcoa falls within the value range, the Proposed Disposal is fair The value attributed to the consideration under the Proposed Disposal compared to Grant Samuel’s estimate of the full underlying value range of the Aluminium Business is illustrated in the chart below: ALUMINIUM BUSINESS — COMPARISON OF VALUE RANGE Control value of the Aluminium Business Assessed value of the consideration Headline value of the consideration on announcement of the Proposed Disposal (based on headline contingent consideration) I Value of the consideration on announcement of the Proposed Disposal (based on headline contingent consideration) I 4,200 4,400 4,600 4,800 5,000 5,200 5,400 5,600 5,800 Net Present Value ($ millions) In evaluating the fairness of the Proposed Disposal, it needs to be recognised that the bottom of the value range for the Aluminium Business (i.e. $4,526 million) represents the relevant threshold for fairness. Usually (and particularly for a cash offer), the value of the consideration would only need to be above the bottom end of the value range for the transaction to be “fair”. Although the Proposed Disposal is principally a cash offer (i.e. cash consideration plus assumption of net borrowings), the variable component is still a meaningful contributor to value (around 30% of the headline deal consideration of $5.6 billion). Grant Samuel’s assessment of the value of the consideration is based on a range of trading values for Alcoa shares and a range of values for the contingent consideration. Fairness in these circumstances would require (at minimum) a meaningful degree of overlap with the value range for the Aluminium Business (if the value of the consideration is towards the low end of the value range for the Aluminium Business). As can be seen in the chart, the assessed value of the consideration falls towards the top end of the value range. On this basis, the Proposed Disposal is fair. While there is no clear-cut approach to determine the share of synergies available to Alcoa that South32 will effectively receive (and it moves with changes in Alcoa’s stock price), taking the difference between the midpoints of the value range ($4,787 million) and the assessed value of the consideration ($4,893 million) suggests that 10

GRANT SAMUEL approximately $106 million of synergy value (around 12% of the $900 million NPV of total synergies estimated by Alcoa) is implicitly included in the transaction consideration. The share would be higher to the extent an Alcoa share price of more than $50 is realised (or contingent consideration in excess of $300 million is realised). However, shareholders need to recognise that the Alcoa share price is highly volatile (and responds strongly to movements in commodity prices) and shareholders will have an exposure to it for an extended period. Realistically, the realised price could fall outside the selected range of $45.00-55.00 by a significant margin for sustained periods of time. Even a wide range of say, $40-60 would not cover the full range of possibilities. This level of upside and downside risk is simply the nature of an investment in Alcoa. Shareholders will have the opportunity to reconsider the situation at the time of the meeting (mid October 2026). After that date, they are effectively “along for the ride”. It is worth noting that if the Alcoa share price does collapse, it is likely to reflect a severe downturn in aluminium markets which, in turn, would also have major implications for the value of the Aluminium Business and shareholders are protected by the large cash element in the Proposed Disposal consideration (i.e. approximately $3.75 billion out of $4.75 billion). Additional value of around $305-360 million is expected to be unlocked by the Proposed Disposal, thereby reinforcing the “fairness” of the Proposed Disposal The Proposed Disposal also unlocks additional value for South32 above and beyond the consideration to be paid by Alcoa. These additional benefits include: • annual cost savings of approximately $125 million associated with business simplification and implementation of a leaner operating model following completion of the Proposed Disposal. These savings exceed the corporate costs currently allocated to the Aluminium Business (i.e. approximately $80 million per annum, some of which will be transferred directly to the business). However, the composition, timing and achievability of the incremental benefits will depend on successful execution of the broader transformation programme. While elements of the transformation programme may have been achievable in the absence of the sale of the Aluminium Business, the Proposed Disposal provides a catalyst for operating model reform and wider organisational change. Grant Samuel has assessed a value range of around $250-300 million for the cost savings by taking into account the incremental cost savings of $35-45 million net of one-off implementation costs, timing of implementation, any associated dis-synergies and stranded costs incurred beyond the relevant cut-off dates; and • additional marketing margin while the Aluminium Business is in the “locked box”. South32 will continue to be responsible for the marketing function and retain the associated marketing fees. The benefit (net of operational costs) is assumed to apply until 30 June 2027. Collectively, these additional benefits result in a higher total value of the Proposed Disposal to South32 of $5,063-5,388 million. As the value of total benefits to South32 (i.e. value of consideration plus additional benefits) sits above the top end of the value range for the Aluminium Business, the Proposed Disposal is demonstrably fair. There are potential additional upsides (albeit with downside risks as well) that could deliver additional value to South32 and its shareholders: • if the realised prices for Alcoa shares exceeds $55 (downside below $45); • if contingent consideration paid is above $350 million (to a maximum of $750 million). Equally, it could also be as low as zero; and • if cost savings of more than $125 million are realised. 11

GRANT SAMUEL As the Proposed Disposal is fair, it is also reasonable. However, the Proposed Disposal does have a number of other advantages and benefits as well as disadvantages and risks The Proposed Disposal should unlock a number of advantages and benefits for South32 as it: • accelerates the group’s simplification strategy, which will transform South32’s business into a streamlined upstream portfolio of base metals-focused mining assets in “tier one” mining jurisdictions in Australia, Chile and the United States; • establishes the remaining South32 group with a robust balance sheet position, with net cash position expected to improve by around $3.85 billion (i.e. the sum of cash consideration and net borrowings assumed by Alcoa). The strong cash position should provide South32 with clearer funding certainty over its key growth projects as well as optionality in relation to future capital management; • allows certain eligible shareholders to benefit from the value of the franking credits attached to the special dividend (i.e. in-specie fully franked special dividend of Alcoa shares); and • provides a “clean” exit from the Aluminium Business (other than Mozal Aluminium), including the release of any net borrowings and other obligations (e.g. rehabilitation and closure costs and Brazil tax issues). On the other hand, there are some drawbacks arising from the Proposed Disposal such as: • reduced scale of operations and diversification (e.g. fewer operating sites, fewer commodity exposures, less geographic diversification), particularly as the Aluminium Business has historically been one of the largest contributors to group earnings; • increased relative exposure to development risk, with the Hermosa project still under construction (with the first of its developments, the Taylor deposit, set to deliver first production in 2HY28); • increased relative exposure to non-operated assets (at least until Taylor is ramped up), as the majority of its earnings and cash flow will come from non-operated assets and joint ventures (e.g. Sierra Gorda which is 45% owned); and • the retention of Mozal Aluminium (at least temporarily), while South32 actively explores strategic options for the asset. This means that the Proposed Disposal is not a complete exit from the aluminium value chain. While the risks and drawbacks are real and non-trivial, in Grant Samuel’s view, they are, on balance, outweighed by the compelling strategic merits of the transaction and the value it unlocks for South32 and its shareholders. 4 Other Matters This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual South32 shareholders. Accordingly, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Explanatory Memorandum issued by South32 in relation to the Proposed Disposal. Grant Samuel has not been engaged to provide a recommendation to shareholders in relation to the Proposed Disposal, the responsibility for which lies with the directors of South32. In any event, the decision whether to vote for or against the Proposed Disposal is a matter for individual shareholders, based on their own views as to value and business strategy, their expectations about future economic and market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Proposed Disposal should consult their own professional adviser. 12

GRANT SAMUEL Similarly, it is a matter for individual shareholders as to whether to buy, hold or sell shares in South32 or Alcoa. These are investment decisions upon which Grant Samuel does not offer an opinion and independent of a decision on whether to vote for or against the Proposed Disposal. Shareholders should consult their own professional adviser in this regard. Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report. This letter is a summary of Grant Samuel’s opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary. The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date. Yours faithfully GRANT SAMUEL & ASSOCIATES PTY LIMITED 13

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-Ill III- SOUTH32 FINANCIAL SERVICES GUIDE AND INDEPENDENT EXPERT’S REPORT IN RELATION TO THE PROPOSED SALE OF THE ALUMINIUM BUSINESS GRANT SAMUEL & ASSOCIATES PTY LIMITED ABN 28 050 036 372 10 SEPTEMBER 2026

GRANT SAMUEL FINANCIAL SERVICES GUIDE Grant Samuel & Associates Pty Limited (“Grant Samuel”) holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients. The Corporations Act, 2001 (Cth) (“Corporations Act”) requires Grant Samuel to provide this Financial Services Guide (“FSG”) in connection with its provision of an independent expert’s report (“Report”) which is included in a document (“Disclosure Document”) provided to members by the company or other entity (“Entity”) for which Grant Samuel prepares the Report. Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors. When providing Reports, Grant Samuel’s client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for South32 Limited (“South32”) in relation to the proposed sale of the Aluminium Business to Alcoa Corporation (“the South32 Report”), Grant Samuel will receive a fixed fee of $1,100,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 10.3 of the South32 Report). No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the South32 Report. Grant Samuel is required to be independent of the Entity to provide a Report. The guidelines for independence in the preparation of Reports are set out in Regulatory Guide 112 issued by the Australian Securities & Investments Commission on 30 March 2011. The following information in relation to the independence of Grant Samuel is stated in Section 10.3 of the South32 Report: “Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any business or professional relationship with South32 or Alcoa or any financial or other interest that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposed Disposal. Grant Samuel commenced analysis for the purposes of this report in June 2026 prior to the announcement of the Proposed Disposal. This work did not involve Grant Samuel participating in setting the terms of, or any negotiations leading to, the Proposed Disposal. Grant Samuel had no part in the formulation of the Proposed Disposal. Its only role has been the preparation of this report. Grant Samuel will receive a fixed fee of $1,100,000 for the preparation of this report. This fee is not contingent on the conclusions reached or the outcome of the Proposed Disposal. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by the ASIC on 30 March 2011.” Grant Samuel has internal complaints-handling mechanisms and is a member of the Australian Financial Complaints Authority, No. 11929. If you have any concerns regarding the South32 Report, please contact the Compliance Officer in writing at Level 20, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000. If you are not satisfied with how we respond, you may contact the Australian Financial Complaints Authority at GPO Box 3 Melbourne VIC 3001 or 1800 931 678. This service is provided free of charge. Grant Samuel holds professional indemnity insurance which satisfies the compensation requirements of the Corporations Act. Grant Samuel is only responsible for the South32 Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor. GRANT SAMUEL & ASSOCIATES PTY LIMITED Level 20 Governor Macquarie Tower, 1 Farrer Place Sydney NSW 2000 GPO BOX 4301 SYDNEY NSW 2001 T +61 2 9324 4211 ABN 28 050 036 372 AFS Licence No 240985 GRANTSAMUEL.COM.AU

GRANT SAMUEL TABLE OF CONTENTS 1 Overview of the Proposed Disposal 1 2 Scope of the Report 4 2.1 Purpose of the Report 4 2.2 Basis of Evaluation 4 2.3 Sources of Information 5 2.4 Limitations and Reliance on Information 7 3 Industry Overview 10 3.1 Background 10 3.2 Bauxite 11 3.3 Alumina 14 3.4 Aluminium 17 3.5 Pricing 21 4 Profile of South32 27 4.1 Overview 27 4.2 Financial Performance 30 4.3 Financial Position 31 4.4 Other Matters 33 4.5 Share Price Performance 34 5 Profile of the Aluminium Business 37 5.1 Background 37 5.2 Profile of Individual Assets 39 5.3 Financial Performance 48 5.4 Financial Position 52 6 Valuation of the Aluminium Business 53 6.1 Summary 53 6.2 Methodology 55 6.3 Approach for the Aluminium Business 56 6.4 Value of the Aluminium Business 58 7 Profile of Alcoa 89 7.1 Background 89 7.2 Strategy and Business Operations 90 7.3 Financial Performance 96 7.4 Financial Position 101 7.5 Cash Flow 104 7.6 Capital Structure and Ownership 105 7.7 Stock Price Performance 105

GRANT SAMUEL 8 Assessment of the Value of the Consideration 109 8.1 Summary 109 8.2 Value of the Equity Consideration 110 8.3 Value of the Contingent Consideration 120 8.4 Time Value of Money Adjustment 123 9 Evaluation of the Proposed Disposal 125 10 Qualifications, Declarations and Consents 145 Appendices A Glossary of Abbreviations and Technical Terms B Broker Consensus Forecasts C Selection of Discount Rate D Review of Market Evidence E Technical Specialist Report on Worsley Alumina by AMC Consultants Pty Limited F Technical Specialist Report on MRN by AMC Consultants Pty Limited All references to $ in this report are reference to United States dollars unless stated otherwise (e.g. Australian dollars are specifically shown as A$). Technical terms and other abbreviations used in this report (including the summary letter, the full report and the appendices) have the meanings set out in the Glossary of Abbreviations and Technical Terms included as Appendix A to this report.

GRANT SAMUEL

1 Overview of the Proposed Disposal

On 1 July 2026, South32 Limited ("South32") announced that it had signed a binding conditional agreement with Alcoa Corporation ("Alcoa") in relation to the proposed sale of its aluminium[1] value chain assets (the "Proposed Disposal"). The in-perimeter assets for the Proposed Disposal comprise South32's interests in Worsley Alumina (86%), Hillside Aluminium[2] (100%), Mineração Rio do Norte ("MRN") bauxite operation (33%), the Alumar refinery (36%) and the Alumar smelter (40%) (together, the "Aluminium Business"). Mozal Aluminium is excluded from the transaction perimeter and therefore not included as part of the Aluminium Business for the purposes of this report.

Alcoa is a global industry leader in the mining of bauxite and the production of alumina and aluminium products. Its primary listing is on the NYSE and also has a secondary listing on the ASX by way of a Foreign Exempt Listing with Alcoa CHESS Depository Interests ("CDIs"), each representing one Alcoa share. Prior to the announcement of the Proposed Disposal, Alcoa had a market capitalisation of approximately $13.8 billion (around A$20 billion). Alcoa is the controlling joint venture partner in a number of the assets included in the transaction perimeter — the Alumar refinery (in which it owns 54%) and the Alumar smelter (in which it owns the remaining 60%). It also owns and operates bauxite and alumina refinery assets in Western Australia that are adjacent to Worsley Alumina.

Under the Proposed Disposal, the total consideration comprises:

- cash consideration of $3.1 billion (subject to certain adjustments in accordance with the transaction agreement);
- equity consideration of 17,008,960 Alcoa shares in the form of common stock or CDIs;
- assumption of approximately $750 million in net debt and lease liabilities by Alcoa (including proportional share of net debt at MRN as at 31 March 2026); and
- up to $750 million in contingent consideration that is payable over four years and is calculated based on the extent to which the average aluminium and alumina index prices over the year exceed the following thresholds:

CONTINGENT CONSIDERATION — PRICE THRESHOLDS ($/T)

	CY26	CY27	CY28	CY29	CY30
LME Aluminium Price Threshold	3,500	2,825	2,847	2,870	2,942
Alumina Index Price Threshold	345	452	456	459	471

The prices in excess of the thresholds will be applied against:

- for aluminium assets, 22.5% of production during the calculation period; and
- for alumina assets, 22.5% of 67% of production during the calculation period.

The contingent payments for each individual financial year to 30 June are uncapped (up to the cumulative $750 million limit) and are payable at the end of July or August of each year. The measurement period for the CY26 contingent payment commences on 1 July 2026.

In addition, the cash consideration payable to South32 will be increased at a rate equal to 5% per annum (around $155 million per year) for every day that elapses between the date of the meeting at which South32 shareholder approval of the Proposed Disposal will be sought and completion of the Proposed

[1] Aluminum and aluminium are references to the same product. Both names are commonly used and considered to be correct. Aluminum is widely used in North America whereas in the rest of the world, aluminium is the more common spelling. Aluminium has been used throughout this report for simplicity (except where the word is part of the name of a company).

[2] For the purposes of this report, Hillside Aluminium is defined to be inclusive of the Bayside Aluminium smelter, which was shut down in 2014 and is no longer operational.

1

GRANT SAMUEL Disposal. The Proposed Disposal will be effected by subsidiaries of Alcoa acquiring the relevant South32 subsidiaries that hold the Aluminium Business. Under the “locked box” mechanism of the Proposed Disposal, the net debt of $750 million is calculated as at 31 March 2026 and Alcoa is entitled to the net cash flow of the Aluminium Business from 1 April 2026. Alcoa will also assume related closure and rehabilitation provisions of $1.1 billion (based on last reported balance as at 30 June 2026). The Proposed Disposal is subject to a number of conditions that are set out in detail in Section 10 of the Explanatory Memorandum to be sent by South32 to its shareholders (the “Explanatory Memorandum”), including shareholder approval of an ordinary resolution relating to the Proposed Disposal which will be dealt with at South32’s 2026 annual general meeting in October 2026. The Proposed Disposal is also subject to approvals from the FIRB, ACCC, Financial Surveillance Department of the South African Reserve Bank and other international competition and regulatory approvals. It is not subject to any due diligence or financing conditions precedent. Other elements of the Proposed Disposal include: as the Proposed Disposal is binding on South32 (subject to the satisfaction of certain conditions), it has certain obligations during the exclusivity period (i.e. from 30 June 2026 to the earlier of completion of the Proposed Disposal or termination of the transaction document). In particular, it must ensure that it does not solicit, initiate or encourage any alternative proposal that, if completed: • would result in a person acquiring control of South32 or all or substantially all of the property or material assets of South32 (where that transaction is conditional on the Proposed Disposal not completing or being terminated); or • would otherwise be inconsistent with completion of the Proposed Disposal. During the exclusivity period, South32 must ensure that it does not enter into any agreement, arrangement or understanding for or in relation to an alternative proposal, unless (among other things) its Board determines that an alternative proposal is a superior proposal or could reasonably be expected to lead to one. South32 has notification obligations in relation to such competing proposals and Alcoa has a matching right in relation to any superior proposal received by South32. South32 may terminate the transaction agreement if the Board determines that an alternative proposal that was not solicited, invited, encouraged or initiated is a superior proposal (in accordance with the exclusivity provisions) prior to the date of the meeting at which South32 shareholder approval of the Proposed Disposal will be sought; a break fee of $41 million or $82 million may be payable by South32 in certain circumstances including if the transaction agreement is terminated by Alcoa because South32 fails to hold its shareholder vote on or before 30 November 2026 or, if it is held after that time, shareholders do not approve the Proposed Disposal and South32 has not waived the shareholder approval condition precedent. Alcoa may also be required to pay a reverse break fee of $82 million in certain limited agreed circumstances; non-compete provisions in favour of Alcoa have been agreed to by South32 in relation to the global aluminium value chain industry for two years following completion of the Proposed Disposal; a transitional services agreement for up to 18 months will be put in place to allow South32 to provide certain corporate services (e.g. enterprise resource planning software, shared services) with respect to the Aluminium Business and will be charged on a cost recovery basis. Certain “in perimeter” corporate costs are to be transferred directly to the Aluminium Business on completion; and the acquisition of MRN is subject to the exercise of pre-emptive rights by MRN’s other shareholders. The outcome of the pre-emptive process may not be known until after the shareholder meeting is held. Following completion of the Proposed Disposal and subject to the receipt of the Alcoa shares free from on sale restrictions, South32 will distribute at least half of the Alcoa shares received as equity consideration to 2

GRANT SAMUEL South32 shareholders in the form of an in-specie fully franked special dividend. Eligible shareholders will receive franking credits as additional value in respect of this distribution. The remaining shares are not subject to a minimum holding period or material disposal restrictions. South32 may also elect to distribute some (or all) of the remaining Alcoa shares by way of a capital reduction distribution. To the extent that South32 determines to proceed with a capital reduction distribution, it will seek shareholder approval on the distribution at a separate general meeting. Until completion of the Proposed Disposal, earnings from the Aluminium Business will form part of South32’s “underlying earnings” and, accordingly, will be included as part of the calculation of dividends under South32’s policy to distribute a minimum 40% of underlying earnings as ordinary dividends. The Directors of South32 have unanimously recommended that South32 shareholders vote in favour of the Proposed Disposal in the absence of a superior proposal and subject to the independent expert concluding (and continuing to conclude) that the Proposed Disposal is in the best interests of South32 shareholders. Subject to the same qualifications, each member of the South32 Board intends to vote all South32 shares which they hold or control in favour of the Proposed Disposal. 3

GRANT SAMUEL 2 Scope of the Report 2.1 Purpose of the Report Listing Rule 11 of the ASX Listing Rules deals with proposed significant changes, either directly or indirectly, to the nature or scale of a listed entity’s activities. Under Listing Rule 11, the ASX may require the entity to obtain the prior approval of shareholders for the change. If the change involves the disposal of the main business undertaking, the listed entity is required to obtain the prior approval of shareholders. In the case of the Proposed Disposal, ASX has confirmed that Listing Rule 11 is not likely to apply. In any event, South32 intends to seek the approval of its shareholders by way of an ordinary resolution on the Proposed Disposal. Although there is no requirement in these circumstances for an independent expert’s report pursuant to the ASX Listing Rules or the Corporations Act, the directors of South32 have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report setting out whether, in its opinion, the Proposed Disposal is in the best interests of South32 shareholders and to state reasons for that opinion. A copy of the report will accompany the Notice of Meeting and Explanatory Memorandum (the “Explanatory Memorandum”) to be sent to shareholders by South32. This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual South32 shareholders. Accordingly, before acting in relation to their investment, shareholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Shareholders should read the Explanatory Memorandum issued by South32 in relation to the Proposed Disposal. Voting for or against the Proposed Disposal is a matter for individual shareholders based on their views as to value and business strategy, their expectations about future economic and market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Proposed Disposal should consult their own professional adviser. 2.2 Basis of Evaluation ASIC has issued Regulatory Guide 111 (“RG111”) which establishes guidelines in respect of independent expert’s reports. RG111 differentiates between the analysis required for control transactions and other transactions. In the context of control transactions (whether by takeover bid, by scheme of arrangement, by the issue of securities or by selective capital reduction or buyback), the expert is required to distinguish between “fair” and “reasonable”. A proposal that was “fair and reasonable” or “not fair but reasonable” would be in the best interests of shareholders (the opinion for schemes of arrangement under the Corporations Act). For most other transactions, the expert is to weigh up the advantages and disadvantages of the proposal for shareholders. This involves a judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not. If the advantages outweigh the disadvantages, the proposal would be in the best interests of shareholders. On one hand, there are elements of the Proposed Disposal that suggest that it is better analysed outside the control transaction framework: control of South32 will not pass. Existing South32 shareholders will continue to control the company; the transaction perimeter comprises a number of assets, for which it only holds a minority interest (e.g. the Alumar refinery and smelter). Moreover, the notion that “control” will pass to Alcoa as part of the Proposed Disposal is further diminished by the fact that Alcoa already has control over both of those assets; and 4

GRANT SAMUEL South32 will retain the bulk of its base metals business, which is still a substantial enterprise generating over $3.0 billion in underlying revenue and $1.4 billion in underlying EBITDA (based on FY26 financials3) and also has access to an array of brownfield and greenfield development opportunities. On the other hand, the Proposed Disposal (if implemented) clearly results in the sale of all of South32’s operating interests in the Aluminium Business to Alcoa. Value for these assets will be crystallised and South32 shareholders will have no ongoing economic interest in the assets other than via any residual stock held in Alcoa (either directly through the Alcoa stock distributed by South32 or indirectly through any Alcoa stock retained by South32) or through the contingent consideration (which is linked to alumina and aluminium production of the Aluminium Business). Although the Proposed Disposal does not strictly fit within the types of transactions contemplated by RG111, Grant Samuel believes that it is best analysed under the control transaction framework (i.e. the “fairness” and “reasonableness” of the Proposed Disposal). Accordingly, Grant Samuel has evaluated the Proposed Disposal by: determining whether or not the Proposed Disposal is fair by comparing the estimated underlying value range of the Aluminium Business with the consideration. The Proposed Disposal will be fair if the value received from the consideration falls within the estimated underlying value range of the business; and assessing whether the Proposed Disposal is reasonable by considering the following factors: • impact of the Proposed Disposal for shareholders in relation to the retained business (e.g. simplification, focused business, financial strength, other opportunities) and any associated disadvantages (e.g. loss of scale, increased risk exposures); and • other advantages and disadvantages (including risks and costs) for South32 shareholders of approving the Proposed Disposal. 2.3 Sources of Information The following information was utilised and relied upon, without independent verification, in preparing this report: Publicly Available Information the Explanatory Memorandum (including earlier drafts); annual reports of South32 for FY21 to FY26 and half year announcement of South32 for 1HY26; annual reports for Alcoa for CY21 to CY25; Alcoa’s 2Q26 results announcement (dated 16 July 2026) and Alcoa’s Form 10Q quarterly report for 2Q26 (dated 30 July 2026); Alcoa Form S-4 Registration Statement (including earlier drafts); press releases, public announcements, media and analyst presentation material and other public filings by South32 and Alcoa including information available on their respective websites; brokers’ reports and recent press articles on South32 and Alcoa as well as the aluminium sector; sharemarket data and related information (including public releases) on Australian and international listed companies engaged in the aluminium sector and on acquisitions of companies and businesses in this sector; and 3 Excludes group allocations and unallocated items, Mozal Aluminium and discontinued operations. 5

GRANT SAMUEL industry statistics and LME aluminium price forecasts by various research houses. Non Public Information provided by South32 budget for FY27 (“FY27 Budget”) for the Worsley Alumina and Hillside Aluminium assets prepared by South32 management; financial models incorporating the cash flow forecasts (“Financial Models”) for: • Worsley Alumina, which include long term cash flow forecasts on a 100% basis from 1 July 2026 (as well as alternate operating scenarios); • Hillside Aluminium, which include long term cash flow forecasts on a 100% basis from 1 July 2026 (as well as alternate operating scenarios); • Brazil assets, which include long term cash flow forecasts for each of MRN (100% basis), the Alumar refinery (36% basis) and the Alumar smelter (40% basis) as well as any cash flows that are shared between the assets (e.g. tax losses and tax credits). See below regarding MRN. The Financial Models have been prepared by South32 management. In the case of the financial model for the Brazil assets, it uses the individual joint venture forecasts as the starting point and has been adjusted by South32 management to reflect its internal views on risk and opportunities; individual asset overviews and supporting papers on the long term operating plan for each of Worsley Alumina and Hillside Aluminium; historical operating performance reports for Worsley Alumina and Hillside Aluminium; supporting documentation and memos in relation to key valuation assumptions adopted in the Financial Models (e.g. marketing and tax); aluminium value chain related industry reports (e.g. including historical and projected supply/demand trends, cost curves) and supporting workbooks prepared by the CRU Group; internal price decks reflecting South32’s commodity price forecasts; supporting workpapers for locked box calculations as at 31 March 2026; and other confidential documents, board papers, presentations and working papers. In preparing this report, representatives of Grant Samuel visited Worsley Alumina. Grant Samuel has also held discussions with, and obtained information from, senior management of South32 and its advisers. Non Public Information in relation to MRN South32 is party to the MRN shareholders’ agreement that governs its rights and obligations as a shareholder in the company. The MRN shareholders’ agreement contains restrictions on the disclosure of non public information to third parties, including Grant Samuel. To comply with these requirements, South32 has provided only the following limited information to Grant Samuel: the financial model for the Trombetas bauxite mine (i.e. the key operating asset held by MRN), which has been prepared by South32 management based on its internal views on the risks and opportunities attached to the long term projections prepared by MRN; the mineral resources and ore reserves statement for the Trombetas Bauxite Mine as at 30 June 2026; and certain other information as it relates to the expansion plan for the mine. However, South32 has not provided certain non public information including the detailed mine plan for the Trombetas mine as well as any underlying costing models and other supporting documentation. 6

GRANT SAMUEL Grant Samuel has also held discussions with South32’s senior management representative overseeing its interests in Brazil. 2.4 Limitations and Reliance on Information Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on a particular factor or analysis. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary. Grant Samuel’s opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. This report is also based upon financial and other information provided by South32 and its advisers. Grant Samuel has considered and relied upon this information. South32 represented in writing to Grant Samuel that to its knowledge the information provided by it was then, and is now, complete and not incorrect or misleading in any material respect. Grant Samuel has no reason to believe that any material facts have been withheld. The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary or appropriate for the purposes of forming an opinion as to whether the Proposed Disposal is fair and reasonable to South32 shareholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or “due diligence” investigation might disclose. While Grant Samuel has made what it considers to be appropriate inquiries for the purposes of forming its opinion, “due diligence” of the type undertaken by companies and their advisers in relation to, for example, prospectuses or profit forecasts, is beyond the scope of an independent expert. Grant Samuel is not in a position, nor is it practicable, to undertake its own “due diligence” investigation of the type undertaken by accountants, lawyers or other advisers. Accordingly, this report and the opinions expressed in it should be considered more in the nature of an overall review of the anticipated commercial and financial implications rather than a comprehensive audit or investigation of detailed matters. An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation. Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of South32 or Alcoa. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted). The financial projections (collectively, the “forward looking information”) provided to Grant Samuel included the FY27 Budget (in relation to Worsley Alumina and Hillside Aluminium only) and the Financial Models for each of the assets and joint ventures. Grant Samuel had regard to these projections in forming its views on valuation although none were relied on as a single basis of valuation and Grant Samuel made a number of assumptions (and adopted alternative assumptions) based on its own professional judgement. AMC Consultants Pty Ltd (“AMC”) was appointed as technical specialist to review the bauxite mining operations of the Aluminium Business that underpin the long term financial projections used as the basis for valuation of the downstream refinery (and smelting) assets by Grant Samuel. In many respects, the bauxite mining operations of the Aluminium Business are more in the nature of an industrial process than a 7

GRANT SAMUEL typical base or precious metal mining asset where the resource is confined to a specific location and has a limited period of economic extraction. The approach taken in the analysis has been tailored to reflect the individual circumstances of these assets. In the case of: the Boddington Bauxite Mine, AMC conducted a detailed review of the significant assumptions and technical factors underlying the forward looking information provided by South32 to AMC and Grant Samuel. This process included reviews of the basis on which mineral resources and ore reserves4 have been estimated, development plans and production profiles, expected future operating, capital and closure and rehabilitation costs, potential for the conversion of resources to reserves and the potential to extract mineralisation not currently in reserves (reserve extensions), environmental factors and such other reviews as AMC deemed appropriate. Having regard to these reviews, AMC made its own independent judgements regarding the technical assumptions that can reasonably be adopted for the purpose of the valuation of Worsley Alumina assets (“technical valuation assumptions”); and the Trombetas bauxite mine, in view of the limited information that could be provided, it was not possible for AMC to undertake a full technical analysis of the resource asset (as it did for the Boddington Bauxite Mine). However, AMC was commissioned to provide a desktop review of the mining assumptions included in the financial model, with a particular focus on the sustainability of the forecast bauxite production levels over the projection period. In preparing its report, AMC reviewed information provided by South32, including geological data, mine development plans and operating models for the Boddington Bauxite Mine. The report prepared by AMC 4 The reporting of mineral resources and ore reserves is defined under the JORC Code. For the purposes of this report, “resources” and “mineral resources” are used interchangeably (and likewise, “reserves” and “ore reserves”). 8

GRANT SAMUEL in relation to the Boddington Bauxite Mine is attached to and forms part of this report (see Appendix E). In relation to the Trombetas bauxite mine, a more limited set of non public information was made available. AMC has prepared a separate report on the Trombetas bauxite mine that was provided to Grant Samuel. In accordance with the disclosure limitations, AMC has also prepared a short-form report outlining a summary of its approach and conclusions that has been attached to and forms part of this report (see Appendix F). On the basis of the information provided to Grant Samuel and AMC, and the review conducted by Grant Samuel and AMC of this information, Grant Samuel has concluded that the forward looking information provided by South32 was generally prepared appropriately and accurately based on the information available to South32 management at the time and within the practical constraints and limitations of the forward looking information. Grant Samuel has also concluded that the forward looking information does not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise. However, the achievability of the forward looking information is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable. Moreover, the forward looking information was not originally generated for, and may not be appropriate in the context of, a valuation of the assets of the Aluminium Business. Grant Samuel has reviewed the sensitivity of NPV calculated from these cash flow models to changes in key variables. The analysis isolates a limited number of assumptions and shows the impact of variations to those assumptions. No opinion is expressed as to the probability or otherwise of those variations occurring. Actual variations may be greater or less than those modelled. In addition to not representing best and worst outcomes, the analysis does not, and does not purport to, show the impact of all possible variations to the business model. The actual performance of the business may be negatively or positively impacted by a range of factors including, but not limited to: variations to the assumptions other than those considered in the sensitivity analysis; greater or lesser variations to the assumptions considered in the sensitivity analysis than those modelled; and combinations of different variations to a number of different assumptions that may produce outcomes different to the combinations modelled. In addition, the analysis does not take account of actions management may take in the event that trading conditions aligned with any particular set of assumptions. In forming its opinion, Grant Samuel has also assumed that: matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed; the assessments by South32 and its advisers with regard to legal, regulatory, tax and accounting matters relating to the Proposed Disposal are accurate and complete; the information set out in the Explanatory Memorandum sent by South32 to its shareholders is complete, accurate and fairly presented in all material respects; the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading; the Proposed Disposal will be implemented in accordance with its terms; and the legal mechanisms to implement the Proposed Disposal are correct and will be effective. To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue. 9

GRANT SAMUEL 3 Industry Overview 3.1 Background Overview Aluminium is one of the most abundant elements on the earth’s surface. Due to its attractive qualities (i.e. lightweight, strong, malleable, ductile and conductive), aluminium is used in a wide range of industrial applications and is the second most widely consumed metal globally (behind steel). As aluminium does not naturally occur in its pure form, production of aluminium involves a series of steps to recover pure aluminium metal from raw bauxite ore: ILLUSTRATIVE ALUMINIUM VALUE CHAIN Upstream Midstream Downstream USER MINING REFINING SMELTING FABRICATION MANUFACTURE END MARKETS Bauxite Alumina Primary Aluminium Semis / alloys End products ~15-25% aluminium ~53% aluminium >99% aluminium content variable aluminium content (ingots, billets and slabs) (e.g. castings, extrusions or rolled products) LEGEND: Alumina’s business operations Other steps in aluminium value chain Secondary Aluminium (scrap recovery) ~35% of total aluminium supply Source: International Aluminium Institute The production of one tonne of primary aluminium requires roughly two tonnes of alumina which in turn requires around two to four tonnes of raw bauxite ore. Primary aluminium products (i.e. ingots, billets or cast products) undergo further processing to produce semi-finished products that are used in the manufacture of products across a diverse range of end markets such as: construction (25% of consumption5), particularly for buildings where they are used in external facades, roofs and walls, windows, doors, staircases, railings and shelves; transportation (23% of consumption), particularly for the manufacture of ships, aircraft, rail transport and light and heavy duty vehicles; energy (12% of consumption), particularly for building network infrastructure assets such as electricity transmission and distribution lines and wiring; machinery and other equipment (11% of consumption), particularly for machinery used in industrial processes and construction; and other (around 30% of consumption), particularly for packaging (cans) and other applications. Industry Structure The global aluminium industry is concentrated in a small number of countries, reflecting the industry’s capital intensity as well as the importance of access to high quality resources and reliable energy sources. Based on the latest available data, the three largest producing countries accounted for over 75% of bauxite (i.e. Australia, Guinea and China) and alumina production (i.e. China, Australia and Brazil) and over 70% of aluminium production (i.e. China, India and Russia)6. 5 Source: CRU Group, Opportunities for Aluminium in a post-COVID economy, January 2022 6 Source: U.S. Geological Survey. 10

GRANT SAMUEL Vertical integration (albeit to varying degrees) can offer various operational and financial benefits including: reducing transportation costs given the low value-to-cost ratio of bauxite ore (as refining can reduce total volume transported by 60-70% while maintaining aluminium content delivered); managing the technical specificity of bauxite feedstock as alumina refineries are often tailored to process certain types of ore that makes switching bauxite suppliers expensive; protecting security of supply to ensure a stable supply of raw materials to support uninterrupted aluminium smelter operations (which is difficult to flexibly ramp up or down); and improving the economic value captured in the value chain by producing higher mineral value products (especially due to the higher upfront capital and development risks involved, which is commonly a driving factor for integration between each step in the value chain). Due to the vertically integrated nature of the industry, it is difficult to analyse the supply and demand dynamics of the intermediate products. In the case of bauxite, tradeable markets were virtually non existent until very recently. On the other hand, the market for alumina is more established but still has a relatively limited track record (as the first alumina-only price index was created in 2010). Another notable feature of the industry is China’s dominant presence in each step of the value chain (from bauxite mining through to production of primary aluminium). A review of the industry requires an understanding of China’s involvement and reach across each of the intermediate aluminium markets. 3.2 Bauxite Overview Bauxite is the principal source of aluminium. Approximately 90% of global bauxite production is used in the production of aluminium7 (with the remainder used in other commercial applications such as cement, fertiliser, abrasives and other chemicals). It is a naturally occurring ore that can be categorised as either: lateritic bauxites (90% of global resources), which are found in tropical regions such as Brazil, Vietnam, Guinea and Australia. The orebodies occur near the surface and can be mined using open pit methods; or karstic bauxites (10% of global resources), which are found in Europe, China and the Caribbean. Depending on the nature of the deposit, they can be mined using underground or open pit methods. Global bauxite resources are estimated to be between 55 and 75 billion tonnes, of which just under 30 billion tonnes are recognised as reserves. Around 65% of bauxite reserves are concentrated in five countries, namely Guinea, Australia, Brazil, Vietnam and Indonesia6. Ore quality is principally determined by its alumina grade (which varies from 30-60% of contained alumina), moisture levels and impurities. The most commercially important of the impurities is silica content, with higher levels of silica being less attractive due to the higher processing costs resulting from the amount of caustic soda consumed in refining. The Bauxite Market Bauxite ore has historically been a thinly traded commodity as the vast majority of mines exclusively supply adjacent alumina refineries that are often owned by the same party. However, the emergence of China’s aluminium industry has fundamentally reshaped the bauxite market. China’s growing appetite for bauxite has led producers to exploit resources in more remote locations such as Guinea. While a large proportion of ore is still consumed within a vertically integrated business, this trend has prompted the development of a global seaborne market for bauxite. 7 Source: Geosciences Australia, Aluminium, 14 May 2025. 11

GRANT SAMUEL ¦ ¦ ¦ DEMAND Since 2010, the size of the global seaborne market for bauxite has grown significantly, with total imports growing from around 50Mtpa to over 220Mtpa in 2025 (accounting for just over half of consumption): HISTORICAL BAUXITE IMPORTS BY COUNTRY 2010 – 2025 300 100% 90% 88% 87% 83% 90% 250 77% 77% 75% 224.3 80% 72% 69% 67% 62% 23.1 70% (Mt) 200 58% 60% 181.9 53% 161.4 60% 50% 151.9 22.8 49% 144.6 150 133.4 139.4 20.1 50% 26.2 Volumes 115.5 33.1 107.0 99.6 32.7 32.0 40% 93.6 100 83.3 32.8 201.2 78.5 75.8 35.4 74.2 30.9 30% 60.5 37.5 159.2 31.3 141.2 33.2 35.7 37.7 111.5 107.4 125.7 20% 50 30.1 100.7 82.7 71.6 68.8 10% 56.1 52.1 45.2 40.1 36.5 30.4 0 0% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 China Other -+-China as a % of total - - Source: World Bureau of Metal Statistics China has accounted for the majority of the uplift in imports and, in recent years, has consistently represented over 80% of total imports in the global seaborne market. Between 2010 and 2020, Chinese imports of bauxite grew from 30Mtpa to over 100Mtpa and, in 2025, exceeded 200Mtpa in imports. China’s increasing appetite for imported bauxite is largely attributed to the depletion of higher grade domestic bauxite reserves and stricter enforcement of regulations on illegal bauxite mining (partly to raise environmental standards). Based on the latest estimates, approximately 70% of China’s bauxite supply is imported (up from around 30% in the early 2010s). The recent surge in bauxite imports in 2025 illustrates the delicate market balance across the aluminium value chain. An unexpected supply crunch at Guinea (see below) amidst a robust production environment (with utilisation rates in Chinese alumina refineries up to just under 100%) led to increased stockpiling of bauxite and alumina in subsequent months as refiners and smelters have difficulty nimbly adjusting throughput rates. Given China’s limited scope to increase domestic bauxite production, it had no choice but to turn to the import market to shore up its inventories. SUPPLY Since 2010, the global supply of bauxite has grown by an average of 4% per annum, with most of the growth occurring between 2015 and 2020: 12

GRANT SAMUEL

HISTORICAL BAUXITE PRODUCTION BY COUNTRY
2010 – 2025



500
400
300
200
100
0
Volumes (Mt)
236
254
257
296
259
299
275
309
327
358
391
384
400
438
428
440
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Guinea
Australia
China
Brazil
Other

Source: U.S. Geological Survey

Due to China's dominant presence in the bauxite market, its trading partners are also the largest suppliers of bauxite in the global market. Essentially all of China's bauxite imports are sourced from either Guinea or Australia (as well as Indonesia until export bans on the mineral were implemented in June 2023).

Australia has consistently been one of the largest producers of bauxite in the world and has delivered stable output of approximately 100Mtpa for over seven years. There are seven operating mines in Australia, of which some are among the largest mines (by production) in the world. These mines are located in:

- Western Australia's Darling Ranges region (around 45% of production[8]). Alcoa is the largest producer in the region (through the Huntly and Willowdale mines), with South32 (through the Boddington Bauxite Mine) accounting for the remainder. Ore grades are lower (alumina content of around 30%) but, due to the low silica content (around 1-2%), it is still relatively cheap to process and economic to mine;
- Queensland (around 45% of production[8]). The Amrun and Andoom mines in the Weipa operations (owned by Rio Tinto Group ("Rio Tinto")) and Bauxite Hills mine (owned by Metro Mining Limited) accounts for nearly all production, with the ore generally having higher alumina content (49-53%); and
- Northern Territory (around 10% of production[8]). The Gove mine (also owned by Rio Tinto) is the only operating mine in the Northern Territory and is known for its high alumina content.

Around 65% of production is consumed domestically within vertically integrated operations. The remainder is exported, principally to China, which accounted for 98% of Australian bauxite exports in 2025[9].

Guinea recently overtook Australia as the largest bauxite producer and exporter globally, with the majority of its exports sent to China. Guinea's large reserves are known to have one of the highest quality ores in the world given the moderate alumina grades (44-46%) and very low levels of silica (1.2-1.5%). Production growth accelerated in the mid 2010s following extensive investment in mine projects and infrastructure (particularly from China) as well as export bans by China's other key suppliers at the time (i.e. Indonesia and Malaysia). In the last several years, Guinea was the source of virtually all growth in global bauxite production. Although the crackdown by the Guinean Government in 2024 resulted in the revocation of several bauxite mining licences (triggering a swift, but temporary, global supply crunch), ongoing de-bottlenecking initiatives and

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8 Based on CY25 bauxite production.

9 Source: Australian Government Office of the Chief Economist, Resources and Energy Quarterly, December 2025.

13

GRANT SAMUEL ¦ ¦ ¦ expanded port infrastructure more than offset these constraints and production continued to rise in each of the last four years (even meeting the surge in Chinese demand in 2025). The remaining countries with large bauxite resources are not active participants in the global market as they either primarily dedicate production for domestic alumina refineries (Brazil), lack infrastructure (Vietnam) or have imposed export restrictions (Indonesia). Although the shorter term supply-demand dynamics suggest some level of oversupply in the market (particularly with the surging production levels from Guinea), the long term demand outlook for the global bauxite market remains positive. China is expected to become increasingly dependent on imports (as demonstrated by the surge in imports in 2025). Global reserves are expected to be sufficient for future demand assuming the timely development of projects. However, given the concentration of supply available to the global market, there are some risks to the outlook such as: tightening environmental regulations, as most mines are open pit and require rehabilitation of the land (typically large surface areas) to certain standards (given the clearcutting of existing vegetation and the removal of topsoil); changes to trade policies, which impact available supply in global markets (e.g. export bans by Indonesia and related curbs by Guinea to support the development of a domestic alumina refining industry); and long development lead times, which can extend for years due to the scale, capital intensity and regulatory and environmental approvals required. 3.3 Alumina Overview Alumina is produced by refining bauxite. Approximately 95% of alumina is considered smelter grade and consumed in the production of aluminium. A small proportion undergoes further treatment to produce chemical grade alumina that is used in specialty applications such as ceramics, abrasives and refractories. The Bayer Process is the most widely used method to produce alumina10: ILLUSTRATIVE ALUMINA REFINERY FLOWSHEET Bauxite Ore MILLING AND GRINDING to reduce particle size DIGESTION Caustic Soda dissolved in caustic soda at 200-300°C inputs to produce concentrates RESIDUE WASHING SEPARATION AND WASHING LIQUOR HEATING Bauxite additional thickening, filtration or Separation of bauxite residue (waste) recycling of water (for washing residue or residue neutralisation as needed from concentrates via sedimentation and washing boiler feed water) and caustic soda CRYSTALLISATION Recovery of alumina from concentrate through cooling CLASSIFICATION Production of coarse sized alumina crystals via cyclones or gravity concentration methods LEGEND: Primary steps Ancillary steps CALCINATION - Roasting of solution up to 1,100°C - to produce alumina solids Alumina Source: The Aluminium Story 10 The Sinter Process is an alternative method used to produce alumina from very low grade bauxite that is high in silica and not suitable for the Bayer Process. 14

GRANT SAMUEL The largest contributors to cost in the production of alumina are bauxite ore, caustic soda and energy (whether from coal, gas or renewables). Approximately 2-4 tonnes of bauxite ore and anywhere from 60-120 (or more) kilograms of caustic soda are consumed in the production of one tonne of alumina. These costs can be prone to wide fluctuations in input prices (e.g. energy) although refineries often enter into long term supply agreements to mitigate some of the price volatility. Collectively, these costs can account for around 60-70% of the total refinery cash costs (with the remainder comprising labour and indirect costs such as insurance and tax). The Alumina Market Alumina is a globally traded commodity and has a more active tradeable market than bauxite although it remains largely consumed within vertically integrated operations. Only about 20-30% of alumina production is sold in the global seaborne market11. The structure of the alumina market is largely aligned with the primary aluminium market and is conventionally divided into two segments: China (around 60% of production), which is largely self sufficient in terms of alumina and aluminium production and has its own set of supply and demand dynamics; and rest of the world (around 40% of production), which can be segmented by geography and is often a supplementary source of supply for China. The majority of global alumina trade occurs outside of China (which only accounts for around 10-15% of worldwide imports11). Some countries such Australia are net exporters in the global alumina market, whereas other regions such as South Africa, Europe, the U.S. and the Middle East have smelting capacity but lack refining capacity and, as a consequence, are net importers of alumina. Given China’s dominant position in the alumina market, the country is home to a number of the largest alumina producers globally including Aluminum Corporation of China Limited (“Chalco”) and China Hongqiao Group (“China Hongqiao”). Leading alumina producers in the rest of the world are also the largest primary aluminium producers and include either diversified commodity businesses (e.g. Rio Tinto and South32) or pure play aluminium producers (e.g. Alcoa, Norsk Hydro ASA (“Norsk Hydro”), United Company RUSAL (“Rusal”)). DEMAND Demand for smelter grade alumina is directly proportional to primary aluminium production. In some respects, demand can broadly be characterised as stable as it is difficult for smelters to flex throughput (and therefore they require a constant flow of alumina). Moreover, strict conditions for storing alumina stockpiles makes it difficult to separate its interconnection with the primary aluminium market. However, demand for alumina can be affected by volatile swings, particularly in tradeable markets which are often used as a secondary supply source for vertically integrated producers. Accordingly, the market can be exposed to supply-related issues that cause an increase in demand from buyers seeking alternate sources of alumina in the third party market. A number of these issues arose concurrently in 2018, including: supply disruptions, such as the industrial action at Alcoa’s Western Australia operations; production curtailment, such as the embargos from Brazilian authorities that caused Norsk Hydro to issue a force majeure and reduce production capacity at the Alunorte refinery by 50%; and economic or trade sanctions, such as U.S. sanctions against Rusal (or more recently, Australia’s alumina export ban to Russia in 2022). On the other hand, unexpected loss of demand can also cause material distortions in the market. In recent months, the conflict in the Middle East has caused profound disruption in the alumina (and aluminium 11 Source: World Bureau of Metal Statistics. 15

GRANT SAMUEL ¦ ¦ ¦ market). The conflict has affected nearly 10% of global smelting capacity (many of which have curtailed operations significantly) and has upstream effects on demand for alumina, which effectively disappeared almost overnight as these smelters could no longer accept the alumina output. These issues can take time to unwind (especially as aluminium prices remain elevated, thereby setting the incentives for marginal smelters to be brought back online and create new demand for alumina). China can also have a material “swing” impact on the alumina market as its scale can have a flow on effect on global markets. For example, in anticipation of production curtailments in 2017, Chinese smelters turned to imports and caused an increase in third party alumina demand (and prices). SUPPLY The global supply of alumina is spread across over 20 countries. However, production is concentrated in the top three countries. China is by far the largest producer of alumina (over 60% of total production), followed by Australia (11%) and Brazil (7%)6. Since 2010, total production of alumina has grown by around 3.5% per annum (with China accounting for the majority of the increase particularly through to 2017): HISTORICAL AND FORECAST SMELTER GRADE ALUMINA PRODUCTION BY REGION 2010 – 2035 200 ACTUAL FORECAST 70% 59% 61% 175 58% 56% 57% 160 60% 54% 55% 55% 158 159 160 54% 156 156 156 156 52% 153 51% 146 150 50% 145 138 50% 46% 133 135 130 43% 124 124 126 (Mt) 41% 122 125 111111111 111 113 37% 108 40% 102 111111111 Volumes 94 97 100 85 30% 75 20% 50 1111111111 25 111.1111.111 10% 0 0% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 -China -Oceania -Africa & Asia (ex China) -South America -Other —China as a % of total Source: International Aluminium Association, CRU Aluminium Premium (July 2026) The rapid increase in China’s production was largely attributed to the commissioning of new alumina refining capacity that resulted in total installed capacity growing from just 41Mtpa in 2010 to over 110Mtpa by the end of 202512. These investments were funded largely by the Chinese Government (through state owned market participants such as Chalco) and private sponsors. Chinese alumina producers generally benefited from relatively low capital costs as well as shorter development lead times than alumina producers in other countries. Although the pace of production growth in China abated in 2017 (due to supply side structural reform as the Chinese Government enforced more rigorous environmental controls and closed non-approved aluminium smelting capacity, thereby capping alumina demand), production growth resumed after 2020 as new refining capacity came online. Since 2019, utilisation rates for Chinese alumina refineries fell from around 90% to more sustainable levels of around 80% currently12. Alumina production across the rest of the world has been relatively stable since 2010 (consistently producing between 53 and 58Mtpa) and is led by: 12 Source: Shanghai Metals Market, 2026 Global Outlook for New Alumina Supply, January 2026 16

GRANT SAMUEL Australia, which has consistently produced around 18Mtpa of alumina over the last several years (down from circa 20Mtpa following the closure of one of the refineries) and is the world’s largest exporter of alumina (with most being shipped to Asian markets). There are currently five operating alumina refineries, including one majority owned by South32 (i.e. Worsley Alumina); and Brazil, which has consistently produced around 10-12Mtpa of alumina during the period, the majority of which is consumed by domestic aluminium smelting operations. There are currently two operating alumina refineries, one of which is partly owned by South32 (the Alumar refinery). As the vast majority of alumina is consumed either within vertically integrated operations or within the Chinese market, the third party market for alumina accounts for a relatively small proportion of global alumina production. Approximately 20Mtpa of alumina is available in the global third party market (ex-China), representing around 15% of total alumina production13. The largest supplier to the third party alumina market is Alcoa followed by South32 and Rio Tinto (collectively accounting for around 50% of the third party alumina market, ex-China)13. The alumina market has generally been in balance over the last decade (other than temporary disruptions in the market) but has tipped into a surplus over the last several months as a result of the commissioning of new refining capacity across Asia as well as the disruptions in the Middle East which has caused a number of smelters in the region (which are dependent on imported alumina) to be partly curtailed. On balance, the cost for new capacity is generally lower in China (around $600-800/t of annual capacity) than in other countries including in Asia (e.g. around $1,000/t in Indonesia) and the rest of the developed western world such as the U.S. or Europe (well over $2,000/t). While the marginal cost of capacity can influence the location of new developments, government policies appear to have a greater sway on the location of new refinery capacity. For example, the Guinean Government has stated a target to develop up to six operational refineries by 2030, collectively accounting for around 7Mtpa. Three of these projects (representing just under 5Mtpa) are already under construction. Similarly, the Indonesian Government (via a ban on bauxite exports) is also urging investment in boosting domestic capacity with some estimates suggesting that total capacity in the pipeline could be well in excess of 20Mtpa14. 3.4 Aluminium Overview Primary aluminium is produced by smelting alumina via the Hall-Héroult process, which involves a series of steps that effectively sends an electric current through a melted alumina solution in a line of holding pots (“potlines”) to extract aluminium: 13 Source: CRU Group. 14 Source: Shanghai Metals Market, Potential Impact of Indonesia’s Increased Alumina Production on China’s Alumina Market, April 2025. 17

GRANT SAMUEL ¦ ¦ ¦ ILLUSTRATIVE ALUMINIUM SMELTING FLOWSHEET Alumina Cryolite Petroleum DISSOLUTION OF ALUMINA chemical solvent Coke Pitch create a molten solution of alumina in a line of “pots” Aluminium fluoride (i.e. large electrolytic cells) lowers melting point and improves conductivity of solution ELECTROLYTIC REDUCTION ANODE PRODUCTION mix and heat ingredients to produce use of electrical current to split molten alumina into liquid anodes (carbon blocks) at 1,120°C aluminium (which sinks) and oxygen (discharged as CO2). Temperature remains at around 950°C SIPHONING / TAPPING removal of liquid aluminium from the pot and transported to the casthouse/furnace for next stage SAMPLING AND TESTING molten aluminium is first sampled and tested before it is poured into a furnace at 750°C, where other alloying elements are added (as required) PRIMARY CASTING molten aluminium is moulded into LEGEND: primary aluminium products Steps involving alumina -Other steps - Primary Aluminium Ingots Billets Slabs Source: The Aluminium Story In many developed markets, aluminium smelting is extremely capital intensive and involves long development lead times (around 5-7 years). Based on the latest available estimates, around $3-4 billion of upfront capital is required for one million tonnes of new smelting capacity (although recent projects such as the newest aluminium smelter in the U.S. suggest that costs have moved upwards to be in excess of $5 billion per million tonnes). Capital costs are generally lower in China due to subsidies (up to around 60%)15 and the lead time is much shorter as well. These estimates exclude the capital required for upstream processes such as alumina refineries and power stations (which can double the total estimated spend). Over half of a smelter’s operating cost profile is represented by input costs such as alumina (around 34% of smelting costs) and raw materials for anode production (around 19% of smelting costs), although the balance could shift depending on prevailing market rates for underlying inputs16. Energy is the largest of the remaining costs as significant power surges are required to chemically separate aluminium metal from alumina. Due to the quantum of power required in smelting, many producers rely on power sources that are baseload-like such as coal-fired power or hydro power, which are often procured under long term power purchase agreements. Substitutes such as secondary aluminium from recycled scrap material offer substantially lower energy intensity profiles (around 5% of the energy required for primary production) and are often regarded as an attractive substitute for primary aluminium. The Aluminium Market Aluminium is a globally traded commodity and has a very active trading market both in China and globally (i.e. the rest of the world). The distinction between the two markets is similar to that in alumina markets and reinforced by certain disincentives from further integrating the market (particularly in China), including its restrictive trade policies (e.g. export tariffs on primary aluminium). However, there is some evidence that the two markets have become more closely integrated in recent years. China has played a crucial role in rebalancing global aluminium supply chains in light of unexpected market disruptions as it did in 2022 following the Russia-Ukraine conflict and the European gas crisis and again in 15 Source: Wood Mackenzie, Investment in new aluminium capacity needed to avoid supply crunch, November 2018 16 Source: CRU Group, Aluminium smelters stung by the escalating costs of carbon products, 2023. Based on smelter costs ex-China. 18

GRANT SAMUEL 2026, as it stepped up primary aluminium exports to plug a hole in global capacity after the conflict in the Middle East led to the closure of smelter capacity in the region. Some studies also suggest that aluminium price arbitrage occurs between both markets (particularly during the overlapping hours of trading). In these circumstances, a holistic review of the supply and demand issues across China and the rest of world is required to better understand the trends impacting the aluminium market. DEMAND Traditionally, aluminium consumption has been closely associated with urbanisation and industrial production. Its application across a wide range of sectors such as construction, transportation and energy means demand is closely tied to economic performance. Accordingly, over the last several decades, demand for primary aluminium has exhibited steady growth in line with global economic performance. In recent years, demand for primary aluminium has been impacted by a number of global events, in particular the: COVID-19 pandemic in early 2020, which led to a collapse in industrial demand before recovering over the next 12 months (particularly towards the end of 2021 due to the delayed reopening of China); and Russia-Ukraine conflict in early 2022, which led to a fall in demand due to deteriorating macroeconomic conditions amidst weakening global economic confidence and reduced industrial demand. While there remains substantial uncertainty in the near term, the long term demand outlook for aluminium remains positive. Global economic growth is expected to moderate over the next several years (particularly in China which has historically been a major source of growth). However, the anticipated role of aluminium in decarbonisation is expected to support demand growth, which is projected to increase by around 1.5% per annum through to 2030 (or around 2.5% per annum ex-China)13. These tailwinds include the: increasing adoption of electric vehicles, which contain 60-80 kilograms more aluminium per vehicle than those powered by internal combustion; roll-out of renewable energy sources such as wind and solar, both of which are substantially more aluminium intensive than other energy sources such as coal and gas-fired power; and potential for aluminium to substitute for copper in power transmission and distribution infrastructure. Some of this growth in demand may be met by secondary aluminium production (e.g. recycled products), which has risen from just under 20% in 2000 to around 30% in 2010 and around 35% in 202317,18. However, there is some uncertainty as to the speed at which new secondary aluminium production can scale up to meet overall demand (thereby meaning that most of the demand growth will still need to be met by primary aluminium production). SUPPLY Global supply of primary aluminium broadly mirrors that for alumina. Since 2010, production has grown by just under 4% per annum (albeit at a reduced rate of around 2% per annum since 2018): 17 Source: International Aluminium Institute, Global Aluminium Cycle 2021. 18 Source: International Energy Agency, Historical recycled input rate for selected materials, 2015-2023. 19

GRANT SAMUEL ¦ ¦ ¦ HISTORICAL AND FORECAST PRIMARY ALUMINIUM PRODUCTION BY REGION 2010 – 2035 100 ACTUAL FORECAST 70% 59% 59% 60% 58% 59% 57% 57% 57% 82 83 83 60% 56% 80 81 81 81 82 80 54% 55% 79 52% 75 51% 73 74 48% 71 69 50% 67 64 65 (Mt) 43% 63 64 41% 60 58 60 55 40% 52 Volumes 46 49 42 30% 40 20% 20 10% 0 0% 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 -China -Europe (inc Russia) -Gulf Cooperation Council -Asia (ex China) -North America -Other —China as a % of total Source: International Aluminium Association, CRU Bauxite/Alumina Premium (May 2026) Around 85% of the increase in output since 2010 is attributable to China, which has invested heavily in increasing smelting capacity. Between 2010 and 2018, China’s smelting capacity more than doubled from around 20Mtpa to over 44Mtpa. Historically, it has been the Chinese Government’s policy to control the Chinese aluminium and alumina markets through state owned corporations (predominantly Chalco), with the aim of creating security of supply for Chinese industry. However, a large share of the increase during this period was due to the emergence of privately owned smelters which did not have the same level of regulatory controls on operations and environmental compliance (at least until a government response). In 2018, the Chinese Government announced supply side structural reforms to rationalise the market by identifying and closing non-approved aluminium smelting capacity and enforcing more rigorous environmental controls. As part of these reforms, China’s smelting output was capped at 45Mtpa. While these reforms resulted in the permanent closure of some capacity, new smelters have been commissioned since then and, in 2025, output exceeded its self-imposed annual production cap. The rise in China’s aluminium smelting capacity is in contrast to western markets, which have seen capacity (and therefore production) curtailed significantly over the last few decades. The United States was once one of the largest primary aluminium producers globally (with nearly 20 operating smelters at the turn of the century) but now has only four operating smelters. In recent years, Europe has faced curtailments of production capacity due to extremely high gas costs, with nearly half of the smelting capacity in the region curtailed by mid 2023 (albeit some of these smelters have since resumed production). The situation is not dis-similar in countries such as: Brazil, where there are three aluminium smelters including Alumar (partly-owned by South32). There has been no new greenfield capacity commissioned in over three decades, with the only increases in capacity due to the restart of operations (e.g. Alumar in 2022) or optimisation improvements; and South Africa, where South32’s wholly owned Hillside Aluminium is now the only operating smelter in the country. The only other aluminium smelter (i.e. Bayside, also part of the Aluminium Business) was shutdown in 2014 due to high costs and power constraints. The general industry rule of thumb suggests that capacity utilisation rates need to be at least 70-75% for smelters to breakeven (absent any external financial support)19. Utilisation has generally been at or below 19 Source: OECD, Measuring Distortions in International Markets – the aluminium value chain, 2019. 20

GRANT SAMUEL those levels but has trended upwards in recent years (including in China where production has exceeded its self-imposed cap). The conflict in the Middle East has placed further strain on global markets due to supply chain disruptions (e.g. Strait of Hormuz) and damages to several smelters in the region (a key export hub, accounting for nearly 10% of global supply). Supply from this region remains at around 60% of daily prewar levels20 and, in April 2026, some producers estimated that it may take at least a year for production to fully recover, redirecting some demand to smelters in other regions. Given the long term demand outlook for primary aluminium, it is becoming clear that there is some risk that current global smelting capacity may be insufficient to meet future requirements. The introduction of a global carbon price would have a disproportionate impact on the smelting industry given its reliance on fossil fuels. Supply may be further tightened by unforeseen curtailments or closures. Even the most modest of estimates suggests that utilisation rates will consistently sit above 85% unless new capacity is brought online or partial curtailments are reversed. However, developing new aluminium smelter capacity is subject to a number of constraints including: scale and substantial upfront capital requirements, which can vary across a very wide range (e.g. over $5,000/t in the U.S.). Capital requirements for new smelter capacity in Asia (ex-China) are generally much lower at around $2,000-3,000/t and even lower in China (around $1,000-1,800/t13); the significant energy requirements required to power smelting operations, which have historically been sourced from high carbon emissions technologies such as coal-fired or gas-fired power. The constrained availability of similarly scaled renewable energy sources (in many cases hydropower) limits these options even more; environmental issues with upstream operations (e.g. “red sludge” from alumina refineries which, if not properly managed, can contaminate nearby water bodies); and uncertain planning and approval processes. Restarting smelters that have been previously curtailed can involve significant time and costs that make it difficult to alleviate supply constraints (as smelters are difficult to ramp up and down). In any event, these smelters often have higher cost structures and can only be profitably operated during periods of very high prices. 3.5 Pricing Historically, the aluminium price has been the primary benchmark for the pricing of bauxite and alumina products. However, as the value chain has become more segmented and more price data has become available, distinct (but interconnected) price benchmarks for each intermediate product have emerged over the years. Aluminium Trading of aluminium is facilitated by metals exchanges such as the LME, SHFE and COMEX. These exchanges help integrate the global market by facilitating price transparency and providing a platform for trading of futures and options contracts so that users can hedge against future price movements. The LME is widely regarded as the benchmark for aluminium trades outside China, while the SHFE represents trades within China’s delivery network. Physical trades primarily occur directly between aluminium producers and buyers such as downstream users or merchants. Prices for aluminium in these sale contracts are calculated with reference to one of the above benchmarks (often the LME aluminium price, which is denominated in US$) but adjusted for: regional premia, which represent the additional value of having aluminium supplied directly where it is needed and reflect local supply and demand dynamics in a specific market (e.g. Midwest premium in the U.S., Rotterdam (Duty Paid) premium in western Europe and Japan premium); and 20 Source: S&P Global, Gulf aluminum output at 62% of prewar level, global growth stalls, May 2026. 21

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- contract-specific premia, which are negotiated bilaterally between buyer and seller and reflect delivery location, volume, payment terms and the particular shape or alloy of the metal that is received.

The historical spot LME aluminium price and inventory levels since January 2021 are illustrated below:

HISTORICAL LME ALUMINIUM PRICE (NOMINAL) AND LME WAREHOUSE STOCK LEVELS

1 JANUARY 2021 TO 31 AUGUST 2026


Price ($/t)
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Stockpile levels (000 t)
2,500
2,000
1,500
1,000
500
-
Jan-2021
Jan-2022
Jan-2023
Jan-2024
Jan-2025
Jan-2026
LME Warehouse Stocks (000 t)
LME Aluminium price ($/t)

Source: S&P Capital IQ

Volatility in the LME aluminium price is in contrast to the stable output of primary aluminium. This contrast reflects the cyclicality in demand for aluminium and the difficulties in adjusting smelter output to respond to a changing market environment. The LME aluminium price has fluctuated across a wide range over the last five years, reflecting swings in demand following the reopening of global economies after the COVID-19 pandemic as well as broader macroeconomic and geopolitical uncertainty. In 2021, the price was largely on an uninterrupted recovery, trading close to $3,150/t by October 2021 as the reopening of global economies pushed demand higher and rationalisation of Chinese smelter capacity tightened supply. While prices subsided somewhat in subsequent months, they surged even higher to $3,878/t in March 2022 due to rising energy costs (exacerbated by the Russia-Ukraine conflict) that strained smelters' profitability margins and, in some cases, forced supply off the market. These issues were exacerbated further by a reduction in supply from Russia (one of the world's largest suppliers of aluminium) as buyers moved to alternate sources to avoid any potential economic sanctions targeting the country.

However, the market turned in the following months and prices fell to around $2,100-2,300/t by mid-to-late 2022, remaining at those levels over the next eighteen months as growing recession concerns weighed on near term demand (particularly in a rising interest rate environment). While low stockpiles and new sanctions on Russian supply issued by the U.S. and United Kingdom governments pushed aluminium prices higher over most of 2024, they remained broadly at around $2,500-2,700/t until early 2025. Escalating trade tariffs in April 2025 led to broader downgrades in the demand outlook for the metal, thereby causing prices to fall to around $2,300/t. The decline was short lived as aluminium prices began a largely uninterrupted ascent over the next twelve months as the combination of capacity constraints (as China reached its production caps), strong demand (from transport to infrastructure, particularly for the data centres build-out) and the conflict in the Middle East (which took offline nearly half the capacity in the region) collectively pushed prices higher. Prices jumped to as high as $3,850/t in early June 2026 before retreating in subsequent weeks as prospects for a peace deal in Iran softened concerns of a sustained supply crisis. In the last several weeks, prices have been at around $3,200-3,300/t.

22

GRANT SAMUEL Regional premia vary substantially across the three primary benchmarks. While some of the differential is represented by freight/transport costs, regional supply and demand dynamics have been a larger contributor to these differences: HISTORICAL REGIONAL PREMIA FOR LME ALUMINIUM INGOTS 1 JANUARY 2021 TO 31 AUGUST 2026 (NOMINAL) 3,000 2,500 2,000 $ /t) ( 1,500 Price 1,000 500 0 Jan-2021 Jan-2022 Jan-2023 Jan-2024 Jan-2025 Jan-2026 Midwest Premium Midwest Premium (ex-duty) Japan Premium Rotterdam Premium Source: Bloomberg The chart illustrates the significantly higher regional premium in North America (represented by the Midwest premium), which has already been higher than most other regions due to supply constraints from the lack of new smelting capacity and smelter closures over the last two decades. The Midwest Premium has surged in the last year and a half following the introduction of tariffs (up to 50%) by the U.S. Government on aluminium imports. The new tariff regime effectively restricted supply by imposing high import costs into the U.S. As illustrated by the dotted line, tariffs have accounted for the majority of the uplift in the past year. The regional premium in Europe (represented by the Rotterdam premium) faces similar supply constraints (albeit to a lesser extent) and has also been impacted by recently introduced carbon tariffs by way of a CBAM. The CBAM is designed to level the playing field between domestic producers (which are subject to certain carbon emissions reduction commitments) and foreign producers (which may not) by imposing a levy on carbon intensive imports to match the carbon price paid by domestic manufacturers. In contrast, supply/demand dynamics in the Pacific region (represented by the Japan premium) have generally been in balance as the prospects for new smelting capacity in these regions are generally higher than in Europe or U.S. Alumina Historically, almost all traded alumina has been sold under long term contracts, with pricing determined as a specified percentage of the LME aluminium price. While this pricing structure had some advantages for smelters, it did not always reflect the economic drivers of the alumina industry or necessarily deliver the returns required by refiners. Following growing industry pressure to change the pricing structure of the alumina market, Platts (now a division of S&P Global) established the world’s first daily alumina price index. Today, it is standard market practice for sale contracts to be negotiated based on one of, or a basket of, several alumina spot indices (which are often tracked by country of origin) such as the API which is calculated based on the weighted average of the prior month’s daily spot prices published by several of data agencies. 23

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Despite this distinction, alumina prices have generally had a high level of correlation with aluminium prices, with alumina prices historically being at around 15-17% of aluminium prices:

PLATTS ALUMINA FOB AUSTRALIA AS A % OF LME ALUMINIUM PRICE

1 JANUARY 2012 TO 31 AUGUST 2026


35%
30%
25%
20%
15%
10%
5%
0%
Historically between ~15% and 17%
Jan-2012
Jan-2013
Jan-2014
Jan-2015
Jan-2016
Jan-2017
Jan-2018
Jan-2019
Jan-2020
Jan-2021
Jan-2022
Jan-2023
Jan-2024
Jan-2025
Jan-2026

Source: S&P Capital IQ, South32

However, the correlation between prices for the two metals can undergo periods of significant market dislocation. The supply disruption in 2018 and rationalisation of Chinese smelter capacity in 2021 caused the ratio to fluctuate well outside the "normal" range for brief periods. The last several years have also seen these fluctuations swing much further in either direction. In late 2024, alumina prices experienced a sharp spike that was caused by refinery capacity reductions that were both anticipated (e.g. Kwinana closure) and unexpected (e.g. gas shortages causing force majeure in Rio Tinto's Queensland alumina refinery) as well as other disruptions (e.g. Guinea bauxite restrictions leading to downstream stockpiling of alumina). At the same time, prices can also collapse with limited notice as supply pressures ease.

Since the end of 2025, the correlation between the two metals has trended downwards and, by early 2026, has fallen to the lowest levels (of around 8-9%) since the Platts Alumina FOB Australia index was launched. The widening of the gap reflects the dislocation in supply and demand between the two metals as:

- aluminium prices skyrocketed amidst a sudden and unexpected loss of supply (e.g. curtailment of smelters in the Middle East) with no clear path to additional capacity (as China is already at its self-imposed cap); and
- alumina prices fell with the lack of alternative sources of demand (given smelter curtailments in key demand areas in the Middle East) amidst a wave of new refinery capacity being commissioned.

Focusing on more recent alumina prices, the chart below illustrates the historical price index for Platts Alumina FOB Australia, which has traded in a relatively narrow range of around $320-360/t for most of the last five years (albeit with significant spikes). Although it traded towards the bottom end of that range in the last several months, it steadily climbed closer to the top of that range (in excess of $350/t) in August 2026:

24

GRANT SAMUEL HISTORICAL PLATTS ALUMINA FOB AUSTRALIA 1 JANUARY 2012 TO 31 AUGUST 2026 900 800 700 600 $ /t) 500 ( Price 400 300 200 100 0 Jan-2021 Jan-2022 Jan-2023 Jan-2024 Jan-2025 Jan-2026 Source: South32 Prices for alumina exports from Brazil generally follow similar trends but often trade at a $20-30/t premium to comparable Australian alumina (known as the Atlantic Differential). The premium fluctuates depending on freight availability and cost as well as supply/demand issues impacting each market (rising to nearly $50/t in recent months due to gains in oil prices and freight costs). Bauxite Although the aluminium value chain has progressively disaggregated over the last decade (creating a third party market for both bauxite and alumina), price discovery for bauxite remains extremely challenging. The wide range of ore qualities (even within countries or regions) make selecting a “standardised” product for an index even more difficult. For example, CM Group publishes several bauxite indices that are distinct for each exporting region, each of which would be tailored for the specific ore qualities of the bauxite. Guinea is also preparing to launch its own Guinea Price Index as a new referenced benchmark to regain control over pricing for one of the country’s key exports. While the published bauxite prices provided by price data agencies can be a useful starting point for negotiations, the lack of verifiable data that underpin these indices makes them difficult to implement in commercial contracts21. Accordingly, bauxite trading often occurs via bilateral agreements (with some longer term agreements still linked to LME aluminium prices). The contract price is principally determined by alumina and silica content. Moisture levels are also monitored in the sale of bauxite but typically do not have an impact on price and are instead used as a threshold decision point for whether the product should be rejected. Other metallurgical parameters (e.g. impurities, contaminants, by-products) can impact the downstream economics of the ore but these parameters are not commonly included as adjustments to the sale price. As the vast majority of global seaborne bauxite exports go to China, it is considered the clearing market for bauxite and, as a consequence, most available price indices measure bauxite prices in the local currency and as delivered to China (i.e. inclusive of shipping and freight costs). These prices have historically been in the range RMB300-400/t (or around $50-60/t as delivered, based on the China CIF Australia HT) but have been trending upwards over recent years partly as a result of increasing freight costs (which have a greater impact on shipments from Guinea than say Australia). 21 Source: OECD and Intergovernmental Forum, Determining the Price of Minerals: A transfer pricing framework for bauxite, 2023 25

GRANT SAMUEL In any event, it is also important to recognise that while price discovery remains challenging, there is evidence that bauxite prices can be influenced by issues directly affecting bauxite supply as demonstrated by the spike in prices in late 2024 in response to the supply shock as the Guinean Government revoked a number of bauxite mining licences (including for one of its largest producers). The spike in bauxite prices has moderated in recent months as a deluge of supply was brought to market, with prices receding to around $60-70/t. 26

GRANT SAMUEL 4 Profile of South32 4.1 Overview Background South32 was established in 2015 when BHP Billiton (“BHP”) demerged certain non-core diversified mining assets to focus on its core iron ore, copper, coal, petroleum and potash businesses. South32 was designed to be a globally diversified mining company with interests across 16 different operating assets and joint ventures across multiple commodities and regions, including: aluminium, which spanned interests in bauxite, alumina and primary aluminium operations across Australia, South Africa, Mozambique and Brazil; coal, which included Illawarra Metallurgical Coal (in Australia) and Energy Coal South Africa; manganese, which included manganese mines and alloy plants in Australia and South Africa; nickel, which included the Cerro Matoso mine in Colombia; and other base metals, which included the Cannington zinc-lead-silver mine in Queensland. Over its first two years operating as a standalone business, South32 faced a number of challenges as the slowdown in demand from China weighed on nearly all of its key commodities (e.g. aluminium, manganese, coal), each of which was essentially leveraged to the construction cycle in China. In December 2017, South32 announced a strategic pivot to increase its portfolio exposure to base metals. The shift reflected, in part, the underappreciated value of the company’s available growth options and, perhaps more importantly, what it perceived as a structural shift in the macroeconomic environment with the continued urbanisation of the Chinese economy (from an industrially focused one). This shift in the economic backdrop placed greater demand on commodities that fed into the energy sector (many of which were base metals). In the words of the CEO at the time, “we have plenty of aluminium, but we want copper exposure and we want things like cobalt and zinc22.” Over the next five years, South32 began reshaping its portfolio with the acquisitions of: the Hermosa project in 2018 (via the acquisition of 100% of Arizona Mining Inc.), a world class zinc, lead and silver deposit (as well as untapped copper exploration potential) in the U.S.; a 45% interest in Sierra Gorda in 2022, an established long-life operating copper mine in Chile. The acquisition was the largest transaction in South32’s history and marked its entry into copper markets; and various minority stakes and farm-in interests in early stage projects, including an option agreement to form a joint venture with Trilogy Metals LLC in 2019 (later known as the Ambler Metals joint venture, which owned copper exploration tenements in the Upper Kobuk Mineral projects in Alaska). Over the same period, South32 also exited a number of assets in other commodities such as: manganese alloys, with the sale of the manganese alloys business in Australia (in 2021) and South Africa (2025); thermal and metallurgical coal, with the sale of South Africa Energy Coal (in 2020) as well as the sale of Illawarra Metallurgical Coal (in 2024) and 50% interest in the Eagle Downs project (in 2024); and nickel, with the sale of Cerro Matoso (in 2025) following structural changes in the nickel market. As a result of these changes, South32 remains a globally diversified mining business but has a much more simplified base metals-focused portfolio (i.e. aluminium, alumina, copper, manganese and zinc/lead/silver). 22 Source: Australian Financial Review, South32 outlines its long-term vision two years since BHP Billiton demerger, May 2017 27

GRANT SAMUEL

Today, South32 is a top 100 ASX listed company and, prior to announcement of the Proposed Disposal, had a market capitalisation of around A$17.5 billion (equivalent to around $12 billion).

Mineral Assets

South32's global footprint spans eleven operating and development assets in Australia, Brazil, Chile, South Africa and the U.S. The following map shows the location of South32's assets:

LOCATION OF SOUTH32 ASSETS


AMBLER METALS
Arctic Deposit
Bornite Deposit
HERMOSA
Taylor Project
Clark Deposit
Peake Deposit
SIERRA GORDA
MRN BAUXITE
ALUMAR REFINERY
ALUMAR SMELTER
SOUTH AFRICA MANGANESE
MOZAL ALUMINIUM
HILLSIDE ALUMINIUM
WORSLEY ALUMINA
AUSTRALIA MANGANESE
CANNINGTON
Alumina
Aluminium
Copper
Zinc-lead-silver
Manganese

Source: South32

The majority of South32's key assets are mature and operating. The Hermosa project is by far its most advanced development project and, once complete, is expected to be operational for multiple decades with further exploration and resource conversion optionality. The Taylor zinc-lead-silver deposit is the first development at the Hermosa project and is now under construction with first production expected by 2HY28 (and full ramp up by FY31).

The rest of the group's growth pipeline is primarily focused on:

- brownfield projects such as mine life extensions (e.g. new mining areas as is the case in Worsley Alumina or potential underground extensions and open-pit potential as is the case in the Cannington mine), processing plant capacity expansion (e.g. an additional grinding line at Sierra Gorda) or ramp-up of previously idled operations (e.g. ramping up operating capacity at the Alumar smelter); and
- various interests in exploration assets across several mineral belts in the Americas, Australia and Africa. The Ambler Metals joint venture is amongst the most prospective of these opportunities and covers a high grade, polymetallic deposit, a copper deposit and an underexplored regional scale landholding in Alaska. The land package at Hermosa also contains additional prospects such as the Peake copper resource and Clark battery-grade manganese deposit. South32 also owns a portfolio of royalties over various operating and advanced development assets (particularly for copper) and interests in a number of listed equity securities of resources-focused exploration and development companies.

At the same time, South32 does not have unfettered control over all of its key assets. The portfolio comprises a mix of operated and non-operated assets. For example, Sierra Gorda is independently operated, albeit there are contractual rights that require both parties' support (e.g. management appointments, budget approvals). The Alumar refinery and smelter are also not directly operated by South32.

28

GRANT SAMUEL ¦ ¦ ¦ South32’s exposure to individual commodities can vary from year to year depending on the operating conditions for underlying operations and prevailing commodity prices. In FY26, the aluminium value chain accounted for a large share of its revenue and a significant proportion of EBITDA: SOUTH32 – CONTRIBUTION BY COMMODITY23 BY FY26 UNDERLYING REVENUE BY FY26 UNDERLYING EBITDA 12% 10% 8% 22% 10% 18% 34% 14% 42% 30% ¦ Alumina ¦ Aluminium ¦ Copper ¦ Zinc-lead-silver ¦ Manganese Source: South32 The group has a centralised marketing function based in Singapore that is tasked with the organisation’s sales and distribution activities, together with a focus on defining the company’s long term view of underlying commodity markets and maximising the value of its resource base (e.g. maximising revenue as well as managing credit risk). Given the breadth of South32’s commodity exposures and assets, the marketing function is responsible for minimising costs and maximising efficiencies (e.g. logistics costs and commodity handling costs), thereby maximising the group’s returns across the supply chain. South32 has a global head office in Perth, Australia as well as a shared service centre in Johannesburg, South Africa. These shared services cover a number of centralised group functions such as information technology, financial reporting, enterprise resource planning, legal, human resources and tax, of which some of the costs are allocated to individual assets. It also incurs other corporate related costs in relation to executive remuneration, Board and Director fees, and shareholder type costs such as Company Secretariat and Investor Relations which are not allocated to individual assets. Strategy South32’s group strategy is focused on: optimising its business, by working safely, minimising its impact and consistently delivering stable and predictable performance and continually improving its competitive position; unlocking the full value of its business, through its people, innovation, projects and technology; and identifying and pursuing opportunities to sustainably reshape its business. The ability to execute this strategy depends on maintaining a strong balance sheet. The need to reinvest in its existing operations (e.g. operational improvements or brownfield projects) and develop growth projects requires substantial capital. Under South32’s current capital management framework, the disciplined approach to capital management places the maintenance of safe and reliable operations (as the primary cash flow generation source for the group) and an investment grade credit rating through the cycle as fundamental priorities to ensure it has the necessary capital to carry out its strategy. 23 Excludes revenue and EBITDA contributions from Hermosa (non-operating) and group and unallocated items/eliminations. 29

GRANT SAMUEL

In recent years, this strategy has led to the repositioning of its portfolio to focus on higher margin, longer life mining assets with multiple extension options while maintaining a pipeline of growth options in critical minerals that are expected to benefit from longer term structural tailwinds (e.g. copper and zinc).

4.2 Financial Performance

Background

Analysis of South32's financial performance is affected by the complex ownership structure of its underlying assets (and the accounting treatment that entails). For example:

- in the case of jointly owned operations (e.g. the Alumar refinery, the Alumar smelter and Worsley Alumina among others), the consolidated financial statements include its share of revenue and earnings from these operations; whereas
- other interests (e.g. Sierra Gorda, Australia Manganese, South Africa Manganese and MRN) are recognised as equity accounted investments. As a result, the earnings contributions include the share of profits from these investments only.

A more useful approach is to consider underlying revenue, EBITDA and EBIT based on South32's share of the respective revenue and earnings from each of its assets (i.e. referred to by the group as "underlying basis"). It is also the measure used by group management to assess operating and financial performance[24].

Historical Financial Performance

The historical financial performance of South32 for FY22 to FY26 is summarised below:

SOUTH32 – HISTORICAL FINANCIAL PERFORMANCE ($ MILLIONS)

	FY22 ACTUAL	FY23 ACTUAL	FY24 ACTUAL	FY25 ACTUAL	FY26 ACTUAL
Underlying revenue	**10,630**	**9,050**	**8,296**	**7,610**	**8,108**
Underlying EBITDA	**4,755**	**2,534**	**1,802**	**1,928**	**2,462**
Underlying depreciation and amortisation	(788)	(918)	(916)	(717)	(745)
Underlying EBIT	**3,967**	**1,616**	**886**	**1,211**	**1,717**
Underlying net interest expense	(155)	(188)	(249)	(188)	(175)
Underlying income tax expense	(1,151)	(457)	(223)	(346)	(454)
Underlying royalty related tax expense	(59)	(55)	(36)	(14)	(58)
Underlying earnings[25]	**2,602**	**916**	**378**	**663**	**1,030**
Reconciliation adjustments[26]	67	(1,089)	(583)	(453)	55
Statutory profit / (loss) for the year	**2,669**	**(173)**	**(205)**	**210**	**1,085**
Outside equity interests	–	–	2	3	2
Statutory profit / (loss) for the year attributable to South32 shareholders	**2,669**	**(173)**	**(203)**	**213**	**1,087**

[24] See page 22 of South32 FY26 Annual Report for detailed description of the basis of preparation of underlying results.

[25] Underlying earnings includes amounts attributable to non-controlling interests.

[26] Refer to section 4(b)(i) the financial statements in South32's annual reports for a full reconciliation of adjustments to statutory results. These adjustments principally relate to joint venture adjustments (i.e. as revenue and earnings contributions from each of the assets are not always recognised on a proportional basis), significant items (e.g. non-cash impairments and other items) and exchange rate movements.

30

GRANT SAMUEL

SOUTH32 – HISTORICAL FINANCIAL PERFORMANCE ($ MILLIONS) (CONTINUED)

	FY22 ACTUAL	FY23 ACTUAL	FY24 ACTUAL	FY25 ACTUAL	FY26 ACTUAL
STATISTICS					
Basic underlying EPS	*56.0*	*20.0*	*8.4*	*14.8*	*23.0*
DPS	*25.7*	*8.1*	*3.5*	*6.0*	*9.3*
Dividend payout ratio	*46%*	*41%*	*42%*	*41%*	*40%*
Amount of dividend franked	*100%*	*100%*	*100%*	*100%*	*100%*
Underlying revenue growth	*45%*	*-15%*	*-8%*	*-8%*	*7%*
Underlying EBITDA growth	*156%*	*-47%*	*-29%*	*7%*	*28%*
Underlying EBIT growth	*282%*	*-59%*	*-45%*	*37%*	*42%*
Underlying EBITDA margin	*45%*	*28%*	*22%*	*25%*	*30%*
Underlying EBIT margin	*37%*	*18%*	*11%*	*16%*	*21%*
Interest cover	*25.6x*	*8.6x*	*3.6x*	*6.4x*	*9.8x*

Source: South32 and Grant Samuel analysis

The analysis above is not adjusted for divestments during the period, namely Illawarra Metallurgical Coal (completed in FY25) and Cerro Matoso (completed in FY26). These two assets are sizeable operations in their own right and collectively accounted for $2.0-2.5 billion underlying revenue in FY23 and FY24 (and over $3 billion in FY22). In any event, the analysis still highlights the significant variability in South32's financial performance from year to year due to the:

- group's leveraged exposure to various commodity prices. FY22 was a record-breaking year for South32 as it benefited from the sharp upswing in prices across its key commodities, particularly metallurgical coal (via Illawarra Metallurgical Coal) and nickel (via Cerro Matoso) as well as alumina and aluminium. Prices for each of those commodities traded at (or close to) elevated levels and translated to strong underlying revenue and underlying EBITDA growth for the group. The pullback in prices over the next two years contributed to the decline in underlying revenue and underlying EBITDA in each of those years; and
- one-off issues affecting its operations. The most prominent of these issues in recent years were principally in relation to the Australia Manganese operations, which faced several operational disruptions due to adverse weather. A tropical cyclone in March 2024 caused significant damage to critical infrastructure (e.g. wharf, port, haulage road bridge, etc.) as well as widespread flooding. Operations were suspended for over a year to allow for dewatering and restoration of infrastructure but were again affected by adverse weather conditions in FY26.

Notwithstanding these pressures, the group has remained consistently profitable at the underlying EBITDA and underlying EBIT level (albeit at a relatively wide range). Excluding the bumper year in FY22, underlying EBITDA margin has been at around 20-30% over the last four years (and underlying EBIT margin around 10-20%).

However, the group's overall profitability has been affected by a number of significant and non-recurring items (the vast majority of which related to non-cash impairment charges). The largest of these was the $1.3 billion impairment of the Hermosa project in FY23 due to delays, de-watering requirements and inflationary pressures. Other impairment charges were due to issues affecting individual assets such as Cerro Matoso in FY24 (structural changes in nickel market), Worsley Alumina in FY24 (uncertainty on environmental approvals) and Mozal Aluminium in FY25 (uncertainty as to future electricity supply). As a result, the group's NPAT has fluctuated between positive and loss-making in recent years.

4.3 Financial Position

The financial position of South32 as at 30 June 2025 and 30 June 2026 is summarised below:

31

GRANT SAMUEL SOUTH32 - FINANCIAL POSITION ($ MILLIONS) AS AT 30 JUNE 2025 AS AT 30 JUNE 2026 ACTUAL ACTUAL Debtors and prepayments 839 774 Inventories 971 844 Creditors and accruals (802) (762) Net working capital 1,008 856 Property, plant and equipment (net) 4,846 5,442 Mineral assets 912 949 Lease assets 671 647 Equity accounted investments 590 596 Loans to equity accounted investments 1,970 1,948 Other amounts owing to related parties (160) (379) Goodwill and other intangibles (net) 196 214 Current and deferred tax assets (net) 282 259 Provisions (1,869) (1,894) Other financial assets (net) 113 361 Assets held for sale (net) 42 -Other assets and deferred income (net) 53 53 Total funds employed 8,654 9,052 Cash and deposits 1,677 2,134 Borrowings (761) (724) Lease liabilities (713) (748) Net cash (including lease liabilities) 203 662 Net assets 8,857 9,714 Outside equity interests (12) (14) Equity attributable to South32 shareholders 8,845 9,700 STATISTICS Shares on issue at period end (million) (net of treasury shares) 4,494 4,481 Net assets per share 1.97 2.17 NTA per share 1.93 2.12 Gearing27 (borrowings only) 7.9% 6.9% Source: South32 and Grant Samuel analysis Due to the capital intensive nature of South32’s operations, the majority of its capital is deployed in long term fixed assets, including: property, plant and equipment, which represent South32’s investment in mine properties and development and associated plant and equipment (e.g. refineries, smelters, etc.) as well as lease assets; and mineral assets, which comprise capitalised exploration and evaluation expenditure, acquired mineral rights and development expenditure for operating assets. Provisions principally related to closure and mine rehabilitation obligations (e.g. facility decommissioning, dismantling and removal/treatment of waste materials). Estimates are regularly updated and reflect the present value of anticipated cost required to settle any outstanding obligations. The vast majority of the closure and rehabilitation provisions relate to the Aluminium Business (total of around $1.1 billion 27 Gearing is borrowings (excl. lease liabilities) divided by net assets plus net borrowings (excl. lease liabilities). 32

GRANT SAMUEL excluding MRN), with Worsley Alumina accounting for around $780 million and Hillside Aluminium accounting for over $250 million (inclusive of Bayside aluminium smelter). The group’s financial position also reflects the various investments it has in its underlying operating and development assets. In some cases, the assets are jointly owned and therefore only the proportional share of the assets and liabilities are included. In other cases, the investments are equity accounted (around $600 million) and South32 may also extend shareholder loans to fund these investments (over $1.9 billion, namely to Australia Manganese, South Africa Manganese and Sierra Gorda). In the case of MRN, the carrying value of the group’s interest as at 30 June 2026 was nil. South32 has also recognised a financial liability in relation to a contingent cash payment (up to $30 million depending on the future development of the mine) that it may be required to pay Alcoa as part of its acquisition of an 18.2% interest in MRN. The group has a robust (if not conservative) balance sheet. As at 30 June 2026, it had a net cash position and relatively low gross gearing (under 10%). Group borrowings comprise $700 million of U.S. debt capital market bonds that are due to mature in 2032 as well as undrawn $1.4 billion sustainability-linked revolving credit facility maturing in December 2028. South32 has an investment grade credit rating of BBB+ (from S&P) and Baa1 (from Moody’s). Following the announcement of the Proposed Disposal, both agencies announced that they were monitoring the group’s credit rating for a possible downgrade. 4.4 Other Matters Taxation Position Under the Australian tax consolidation regime, South32 and its wholly owned Australian resident entities have elected to be taxed as a single entity. Members of the group have entered into tax sharing and tax funding agreements with South32 (as the head entity of the consolidated tax group), which govern certain aspects of the operation of the group. As at 30 June 2026, South32 had carried forward income tax losses of approximately $910 million (tax effected), of which $80 million were recognised in the balance sheet. As at 30 June 2026, South32 had $667 million of accumulated franking credits. Capital Structure As at 31 July 2026, South32 has the following securities on issue: 4,486,485,738 ordinary shares; and 44,832,391 share rights over unissued ordinary shares. South32 operates certain short term and long term incentive plans which allow certain eligible senior executives and employees to receive share rights if certain performance objectives (and other vesting thresholds) are met. Share rights have no dividend entitlements or voting rights. However, each share right entitles the participant to receive one South32 ordinary share at a future time for nil consideration subject to achievement of performance hurdles, service conditions and vesting periods. Ownership As at 31 July 2026, there were over 210,000 registered shareholders in South32. The top 20 shareholders accounted for around 40% of the ordinary shares on issue: South32 has received notices from the following substantial shareholders: 33

GRANT SAMUEL

SOUTH32 – SUBSTANTIAL SHAREHOLDERS

SHAREHOLDER	DATE OF NOTICE	NUMBER OF SHARES	PERCENTAGE[28]
State Street Corporation	16 June 2026	368,445,878	8.21%
AustralianSuper Pty Ltd	29 January 2026	323,022,923	7.20%
BlackRock Group	8 December 2021	318,403,413	6.84%
Vanguard Group	31 January 2024	276,360,221	6.10%

Source: South32

4.5 Share Price Performance

Background

South32's primary listing is on the ASX and it maintains secondary listing on the Johannesburg Stock Exchange. It is also listed on the London Stock Exchange and has American Depositary Receipts ("ADR") that are traded over the counter in the U.S. While South32 shares are listed on multiple exchanges, the ASX is where the vast majority of trading of South32 shares occurs. Accordingly, this section covers only the share price performance of South32 shares on the ASX.

Share Price History

The chart below illustrates the movement in the South32 share price and trading volumes since 1 January 2021:

SOUTH32 – SHARE PRICE AND TRADING VOLUME

1 JANUARY 2021 TO 31 AUGUST 2026



$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Price
90
80
70
60
50
40
30
20
10
-
Volume (millions)
Jan-2021
Jan-2022
Jan-2023
Jan-2024
Jan-2025
Jan-2026
Announcement of the Proposed Disposal
Volumes (millions)
Share price ($)

Source: IRESS

The volatility in South32's share price largely reflects its correlation to commodity prices as well as the individual issues affecting its key assets. In 2021, the share price rose sharply largely on the back of a broader market recovery and rebound in commodity prices as the uncertainty caused by the COVID-19 pandemic subsided. After closing the year 2021 at over $4.00, South32 shares traded even higher in the following weeks as the launch of the Russia-Ukraine conflict led to a spike in prices for key commodities such as aluminium, coal, copper and manganese. At its peak, it traded at an intraday high of $5.44 on 7 March 2022 (more than double levels seen at the beginning of 2021).

---

28 Based on South32 shares on issue as at the date of notice.

34

GRANT SAMUEL Over the next several months, South32 shares reversed most of those gains as fears of a wider supply crunch eased (and commodity prices fell) and growing recession concerns weighed on near term demand. By mid-July 2022, they had fallen to around $3.40 before a sharp rise in coking coal prices again helped push the share price higher. After topping out at around $4.80 in January 2023, the share price declined over the next twelve months, closing at $3.33 on 29 December 2023 (and falling further to around $2.80 by mid-February 2024). Although the announcement of the sale of Illawarra Metallurgical Coal in late February 2024 (along with a recovery in aluminium and copper prices) helped push the share price higher in subsequent weeks, these positive tailwinds were interrupted by: suspension of operations at Australia Manganese due to weather-related damages (March 2024); unfavourable conclusions cited by the Western Australia Environmental Protection Authority in relation to the Worsley Alumina mine expansion (July 2024); and operational disruptions at Mozal Aluminium arising from civil unrest (December 2024). The share price came under renewed pressure in early 2025 as the prospect of escalating global tariffs threatened a broader economic slowdown. South32 shares fell to as low as $2.50 and traded in a range of $2.60-3.00 over the next several months. Since September 2025, the share price has been rising sharply on the back of a robust recovery in prices across key commodities such aluminium and copper as well as increasing momentum around some of the company’s growth projects (e.g. strategic investment by the U.S. Department of War to advance the Ambler Metals joint venture). The South32 share price closed at $3.90 on 30 June 2026, the last trading day prior to announcement of the receipt of the Proposed Disposal. Since then, South32 shares have traded in the range $3.78-5.29, and at a VWAP of $4.50 (with its shares trading towards the upper end of the range in the days following the release of its fourth quarter operating report on 20 July 2026). On 31 August 2026, South32 shares closed at $5.16. Liquidity South32 has been a reasonably liquid stock. Over the twelve months prior to announcement of the Proposed Disposal, average weekly volume represented approximately 2.5% of average shares on issue or annual turnover of around 130% of total average issued capital. Relative Performance South32 is an ASX 100 company and is a member of all major ASX indices including the S&P/ASX 200 Index and sector indices such as the S&P/ASX 200 Resources Index. However, its performance relative to these indices provides limited insight given the volatility of commodity markets and the very different growth and risk factors affecting South32’s individual operations. A more pertinent benchmark is the LME aluminium price (as the broader aluminium value chain accounts for the largest share of its EBITDA) or the LME copper price (as it is the second largest contributor to EBITDA). The chart below shows the relative performance of South32 shares against these benchmarks since 1 January 2021 (all rebased to 100 on the same scale): 35

GRANT SAMUEL SOUTH32 VS LME ALUMINIUM VS LME COPPER 1 JANUARY 2021 TO 31 AUGUST 2026 240 220 200 180 160 140 120 Announcement of the Proposed Disposal 100 80 60 40 Jan-2021 Jan-2022 Jan-2023 Jan-2024 Jan-2025 Jan-2026 South32 LME Alumininum LME Copper Source: IRESS, Bloomberg, S&P CapitalIQ The chart above demonstrates that there has been some level of correlation between the South32 share price and aluminium prices over the whole of the last five and a half years. At the same time, there have been periods of dislocation as observed in: early 2022 and again in early 2023 when its shares outperformed both commodities due to unusually strong coking coal prices (that were still trading at more than three times the levels seen at the beginning of the period); and early 2025 when the prospect of higher tariffs and trade barriers had a disproportionate impact on South32 shares given its exposure to global trade. Notwithstanding these brief periods of dislocation, the correlation since early-to-mid 2025 appears to be broadly consistent (particularly as the share price was buoyed by the rise of prices for aluminium and copper, which both faced structural supply deficits amidst a surge in demand). 36

GRANT SAMUEL

5 Profile of the Aluminium Business

5.1 Background

The Aluminium Business comprises a global portfolio of bauxite mines, alumina refineries and aluminium smelters across Australia, Brazil and South Africa. The operations are, to an extent, run on an integrated basis with nearly all of South32's bauxite entitlements processed in its alumina refineries (and, in turn, a large share of its alumina metal processed in its smelters).

The diagram below summarises (at a high level) the integrated nature of these assets:

SOUTH32 ALUMINIUM BUSINESS — SIMPLIFIED VALUE CHAIN


BAUXITE
ALUMINA
ALUMINIUM
AUSTRALIA OPERATIONS
SOUTH AFRICA OPERATIONS
BRAZIL OPERATIONS
Worsley Alumina
(86% interest)
100%
Worsley Alumina
(86% interest)
~70%
Third party markets
~30%
Hillside Aluminium
(100% interest)
Juruti Mine
Mineração Rio do Norte Mine
(33% interest)
~30%
~70%
Alumar Refinery
(36% interest)
Other third parties
~20%
Alumar Smelter
(40% interest)
~80%
Third party markets
LEGEND:
Operated assets
Non-operated assets
Third parties

Source: South32 and Grant Samuel analysis

The Aluminium Business has long maintained a net long alumina position with alumina production exceeding internal consumption requirements. With the exception of the alumina consumption requirements of Hillside Aluminium (which is wholly dependent on imports from Worsley Alumina) and the Alumar Smelter (which is wholly dependent on supply from the co-located Alumar Refinery), the remaining alumina production is sold into third party markets.

The majority of sale contracts for aluminium and alumina are index-linked (albeit, in some cases, subject to regional adjustments). Third party bauxite sales are virtually non-existent. Export sales are managed centrally by the South32 marketing function and, given the longstanding track records of some of these assets (i.e. stable volumes, consistent product quality), can attract a price premium above index prices. The marketing function sits outside the transaction perimeter and is expected to remain with South32 if the Proposed Disposal is implemented (with Alcoa having the right to market the products following completion of the Proposed Disposal).

Although the EBITDA contributions from aluminium and alumina assets should, in theory, be relatively stable given the historical correlation between the underlying commodity prices, the reality is that EBITDA contributions by commodity (and by asset) may be exposed to wider swings due to periods of price dislocation and the underlying cost structures of individual assets. For example, the EBITDA contribution from the Alumar smelter has been negative in recent years while it continues to operate below nameplate capacity (as it is still in ramp-up) and remains loss-making. The chart below summarises the relative revenue contributions by commodity and by asset in the most recent period:

37

SOUTH32 ALUMINIUM BUSINESS — FY26 UNDERLYING REVENUE CONTRIBUTION29,30 BY COMMODITY BY ASSET 29% 40% 50% 60% 11% 10% Worsley Alumina Alumar refinery Aluminium Alumina Alumar smelter Hillside Aluminium Source: South32 The alumina refineries and aluminium smelters that underpin the Aluminium Business’ portfolio are widely considered to be attractive operations. The individual positions of each of these assets (based on their FY25 operating unit costs31) on the respective global cost curves are presented below: GLOBAL COST CURVE, 2026 BASIS ALUMINA REFINERIES ALUMINIUM SMELTERS 600 2,500 Hillside 500 Worsley 2,000 Alumina Alumar /t) 400 /t) $ refinery $ ( ( costs costs 1,500 300 Site Site 1,000 200 500 100 0 0 0 20,000 40,000 60,000 80,000 100,000120,000140,000 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 Cumulative production (kt) Cumulative production (kt) Source: CRU Bauxite/Alumina Cost Service Premium, CRU Aluminium Cost Service Premium, The individual operating unit costs in the chart above do not necessarily align with the unit costs reported by South32. The discrepancy may be due to adjustments adopted by CRU Aluminium Cost Service Premium to standardise cost inputs across smelters or other factors. Moreover, the cost curve may also be affected by one-off or near term headwinds affecting individual operations (as is the case for Worsley Alumina, which currently sits in the third quartile but is expected to improve its cost position following the approval of its mine extension). The profiles for the individual assets of the Aluminium Business are described below. Unless otherwise stated, all figures are on a 100% basis. 29 Although MRN sells a proportion of bauxite ore into third party markets, it is equity accounted (and excluded from the pie charts). 30 Underlying revenue has not been adjusted to eliminate inter-asset sales (e.g. sale of alumina by Worsley Alumina to Hillside Aluminium or Mozal Aluminium, sale of alumina by the Alumar refinery to the Alumar smelter). 31 The global cost curve is based on the CRU Aluminium Cost Service Premium’s latest available estimates. The Alumar smelter has been excluded as it is still in ramp up and unit costs are therefore not representative of its true costs. 38

5.2 Profile of Individual Assets 5.2.1 Worsley Alumina Overview Worsley Alumina is an integrated bauxite mining and alumina refining operation in Western Australia and is one of the largest of its kind in the world. It comprises the: Boddington Bauxite Mine, which commenced mining operations in 1983 and produced 19Mt32 of ore in FY26; and Worsley Refinery, which produced its first alumina in 1984 and produces around 4.6Mtpa of alumina (with approval to produce up to 4.7Mtpa). The integrated operation is underpinned by key transport infrastructure, including an overland conveyor system (that transports mined bauxite ore over 50 kilometres from the Boddington Bauxite Mine to the refinery) as well as a rail system (that connects the refinery to the Bunbury Port). BAUXITE MINING The Boddington Bauxite Mine sits primarily within a single mining lease on the Darling Range of Western Australia that covers approximately 267,000 hectares (and is supplemented by a number of other subleases to access certain areas of its operating footprint). The mining lease was originally granted in 1983 by the State Government of Western Australia under the Alumina Refinery (Worsley) Agreement Act 1973. The mining lease allows for exploration and mining of bauxite within the tenement boundaries for three rolling 21 year terms that can be automatically renewed by South32. Following the recent renewal, the current term is now scheduled to expire in 2046. Additional extensions are at the discretion of the State Government of Western Australia. Ore is mined using conventional truck and shovel open pit mining methods that caters to the discrete pod-like ore deposits in the area’s pattern of mineralisation (i.e. shallow, multi-pit). Mining operations can occur simultaneously across multiple mining fronts. There are currently two active mining areas in the Saddleback and Marradong mining envelopes. Mined ore in each area is hauled directly to the crusher hubs at each area for primary crushing, with the crushed ore from Marradong transported via overland conveyor to Saddleback onto a stockpile. Crushed ore from both areas (now at Saddleback) then undergo a secondary crusher before being transported by a 51km long overland conveyor to the Worsley refinery. Mining operations have historically been focused in the Saddleback and Marradong mining areas (around 22,100 hectares). Ore deposits in these areas are prolific with bauxite mineralisation along greenstone belts, which tend to have lower grades and higher reactive silica content than ore that has been developed on granitic ore deposits, but also have much lower quartz content and less oxalate impurities, both of 32 All references to bauxite production as well as resource and reserves are as dry metric tonnes, unless stated otherwise. 39 which can have cost implications in alumina refining processes (e.g. higher “wear and tear” of refinery equipment). However, ore reserves (particularly of the greenstone ore) in these mining areas have continued to be depleted. In order to extend the mining life of the Boddington Bauxite Mine, operations will need to transition to new mining areas. Following years of engagement with relevant regulatory and environmental agencies, Worsley Alumina received all necessary approvals in December 2024 to undertake a mine expansion that would increase its footprint to up to 27,800 hectares. The map below illustrates the addition of the new mining areas: BODDINGTON BAUXITE MINE — BAUXITE MINING AREAS (ILLUSTRATIVE ONLY) Source: South32 The mine development project will extend the operating life up to at least 2036. Under the expansion: new areas to the north and west of current operational areas have been approved for mining (e.g. Nullaga mining area); a new transport corridor (e.g. new bridge) for long-term truck haulage and conveying routes will be developed to connect to mining areas beyond the current perimeter; and ore production rate will remain unchanged at around 18.8Mtpa. The expansion will continue to utilise existing infrastructure and equipment already onsite. An additional crusher and overland conveyor extension may also be required in future years as the new mining areas ramp up in production. First ore from the Nullaga mining area is expected in FY27. Mining at other fronts such as the Extended Mining Areas (which are in the northern and south end of the mining lease) has not commenced and is not expected for some time. A key challenge for the Boddington Bauxite Mine, however, is the anticipated transition from greenstone to granitic ore based areas beyond the approved mine plan as greenstone-derived bauxite ore is depleted. The deposits in mining areas such as Mid Central and Brookton (to the north) are generally characterised by their granitic bauxite ore. The shift in ore quality to granitic-derived deposits at that time can have downstream implications on the refinery’s blending 40 strategies and, more broadly, its ability to accept and process such ore. In particular, it can accelerate erosion and “wear and tear” within the refinery’s Bayer circuit, thereby causing higher ongoing operating costs and sustaining capital for repairs (albeit blending ores may mitigate some of these costs). At the same time, there is a possibility that South32 can secure third party greenstone resources from adjacent tenements outside its current mining lease. These include deposits situated within Alcoa’s existing tenements and Newmont Boddington Gold’s tenements. The ability to procure and process such ore can potentially reduce future capital investment requirements and processing costs (especially as it relates to the incremental need to incur sustaining capital and repairs for the machinery given the higher quartz content in such ore) and extend mine life. However, there is no certainty that a commercial agreement can be reached. ALUMINA REFINERY The refinery sits approximately 51 kilometres away from the Boddington Bauxite Mine and produces alumina exclusively from ore that is sourced from the mine. Since its last capacity expansion in 2012, the Worsley Alumina refinery has maintained a nameplate capacity of around 4.6Mtpa. The current life extension project at the Boddington Bauxite Mine did not require any increase in the approved refinery production rate. South32’s share of produced alumina is then transported by rail to Bunbury Port, where it is exported to aluminium smelters worldwide, including to: Hillside Aluminium of around 1.5Mtpa (circa 40% of alumina output); and external third party customers in various countries (remaining 60% of alumina output)33. Nearly all of South32’s offtake entitlement from Worsley Alumina is sold through long-term index-linked contracts (with a small portion on a spot basis). Alumina sales from Worsley Alumina have historically attracted a price premium to indices reflecting the product quality and reliability of supply (albeit the premium varies over time and is often negligible in periods of adequate global alumina supply). The refinery has a number of supporting infrastructure assets adjacent to the site, including an area to support contingency bauxite mining as well as tailings facilities. The production of alumina results in the production of two waste streams — i.e. bauxite residue (“red mud”) and sodium oxalate (“oxalate”). These are thickened into waste slurries with red mud being pumped to bauxite residue disposal areas and oxalate being pumped to solar evaporation ponds. The refinery is primarily powered by a mix of coal, biomass and natural gas. It has two multi-fuel cogeneration units, which are fed only coal and biomass, that are on a long term lease through to 2039 (with the option to extend to 2046) as well as three gas or coal fired boilers with power producing capability and two package boilers normally operating on standby. Coal is principally used for steam generation and is sourced from two local suppliers in the nearby Collie coalfields (i.e. Griffin Coal and Premier Coal). However, the long term viability of Griffin Coal has been uncertain for some time. Griffin Coal has been in receivership since 2022 and is the beneficiary of extensive subsidies from the State Government of Western Australia to continue operations. Under the current agreement, it is expected to continue receiving financial support until 30 June 2031. Over the last three years, South32 has been progressively converting its coal-fired boilers to natural gas and has completed the conversion of two of its three coal-fired boilers (in 2023 and 2024). South32 is currently assessing the feasibility of converting its last remaining coal-fired boiler to natural gas as well as its options for migrating its multi-fuel cogeneration facility (which accepts only coal and biomass) towards alternative sources (e.g. gas). 33 Prior to March 2026, Worsley Alumina also supplied Mozal Aluminium with alumina. Since the smelter was placed under care and maintenance, the contracted alumina supply is now sold to third party customers at index-linked prices. 41

GRANT SAMUEL

Operating Performance

The historical operating performance of Worsley Alumina from FY22 to FY26 is summarised below:

WORSLEY ALUMINA (86% BASIS) – HISTORICAL OPERATING PERFORMANCE[34]

	FY22 ACTUAL	FY23 ACTUAL	FY24 ACTUAL	FY25 ACTUAL	FY26 ACTUAL
Alumina produced (kt)	3,991	3,839	3,777	3,727	3,722
Average realised alumina sale price ($/t)	409	357	360	518	363
Operating unit cost ($/t)	(265)	(291)	(269)	(303)	(313)
Implied operating margin ($/t)	**144**	**66**	**91**	**215**	**50**
KEY STATISTICS					
Implied refinery capacity utilisation	*101%*	*97%*	*95%*	*94%*	*94%*
Capital expenditure ($ millions)	*55*	*82*	*106*	*106*	*160*

Source: South32 and Grant Samuel analysis

Total alumina production steadily declined between FY22 and FY26 as Worsley Alumina managed constrained bauxite supply as it progressed environmental approvals for its mine expansion (with the delays also affecting the timing of development of new mining areas). In particular, mine production declined as bauxite ore at target specifications was not available due to the environmental approval delays. The production decline slowed substantially in FY26 as the receipt of necessary approvals for the mine expansion unlocked improved bauxite availability (although reverting to nameplate capacity is not expected until at least FY27).

Notwithstanding the stable production throughput, operating margins have been extremely volatile, falling from $144/t in FY22 to as low as $66/t in the following year before rebounding to record levels of $215/t in FY25. The wide swing in average realised alumina sale prices (which are, in nearly all cases, linked to global alumina indices) has been a key driver for these wide fluctuations. Cost inputs have also trended upwards, with energy prices (which have stepped up since converting from coal to natural gas), caustic soda prices and exchange rates also contributing to the volatility (albeit with relatively stable bauxite mining costs during the period). In FY26, operating margins fell again to $50/t due to subdued alumina prices (well below the FY25 highs) and inflationary cost pressures.

The recent step-up in capital expenditure largely relates to increased investment in the mine expansion as well as other investments in business risk mitigation (e.g. conversion of two coal-fired boilers and new bauxite residue disposal capacity).

5.2.2 Hillside Aluminium

Overview

Hillside Aluminium is the only primary aluminium smelter in South Africa and, with a nameplate capacity of 720ktpa, is the largest in the southern hemisphere. It sits on 144 hectares of freehold land (owned by South32) in Richards Bay, one of the country's key industrial corridors and home to one of the largest and busiest deepwater ports in the world. The smelter was commissioned in 1996 as part of a multi-year effort by the South African Government to promote the industrial development of Richards Bay. Today, it is one of the largest employers in the country, supporting approximately 3,650 direct and indirect jobs and contributes to an estimated 29,000 jobs across the economy.

The essential raw materials for aluminium production are imported through South32's dedicated port berth at Richards Bay Port, where they are initially stored in dedicated silos or tanks before being transported by

---

34 Operating performance for each of the assets of the Aluminium Business is based on South32's reported segment and asset level performance, which is inclusive of the fees and costs associated with the group's centralised marketing function (which is not included as part of the transaction perimeter for the Proposed Disposal). Despite these limitations, the analysis of reported underlying results for each of the assets is still a helpful exercise in identifying the key drivers affecting the operating performance of each of the assets of the Aluminium Business.

42

conveyor (or tanker, in the case of pitch) several kilometres to the smelter. Given the lack of domestic bauxite reserves in South Africa, the smelter is entirely dependent on alumina imports. Nearly all of its alumina requirements are supplied by Worsley Alumina at prices based on the market based prices. Other raw materials such as coke and pitch are also imported and processed on-site into anodes consumed in the smelting process. The smelter has three operating potlines with over 700 pots that undergo a regular schedule of relining. Hillside Aluminium is currently undertaking a multi-year rollout of the AP3XLE technology in the relining of its pots that would reduce energy consumption (66% of pots were completed as at 30 June 2026). Molten aluminium is then transferred to the on-site casthouse to be processed (as liquid metal) or cast into solid aluminium ingots. Hillside Aluminium produces primary aluminium for: export markets (around 70-80% of production), with output sold as ingots to customers across the globe, principally to the western Europe, Asia and North America; and domestic markets (around 20-30% of production), where output is consumed as solid or liquid metal by downstream producers, including two semi-fabricator and alloy producers in a nearby casthouse (i.e. Hulamin and Bingelela Alloys). The smelter is entirely reliant on the largely coal-based grid that is owned and operated by Eskom, a state owned energy provider. Given its sheer scale and the continuity of baseload power requirements (i.e. over 1,200MW of electricity at a baseload factor of 99.9%35), Hillside Aluminium is one of Eskom’s largest single customers. The current energy supply agreement between Hillside Aluminium and Eskom was finalised in July 2021 and provides power certainty to 2031. Power is supplied under a “negotiated pricing agreement” at a price that ensures the competitiveness of the Hillside smelter in the international market. In simple terms, these energy tariffs are designed to be set at the highest possible rate that protects the viability of the energy consumer, while ensuring that it remains above Eskom’s marginal cost of supply. Surcharges may need to be paid during periods when the LME Aluminium price (among other triggers) exceeds a certain threshold. Hillside Aluminium may also from time to time face “load shedding” which allows Eskom to temporarily curtail or suspend power supply. In April 2026, South32 and Eskom announced that they were advancing discussions on a new, long-term electricity solution for Hillside Aluminium. Both organisations have reaffirmed their shared ambition to develop and deliver a long-term energy solution that supports the smelter’s competitiveness, contributes to regional economic stability and industrial growth, and aligns with South Africa’s broader decarbonisation objectives. These projects will demand significant investment by Eskom (and possibly, other stakeholders) in new power generation capacity and energy transmission infrastructure. According to the Integrated Resource Plan 2025 (i.e. the South African Government’s official long term electricity generation roadmap), more than 100GW of new power generation capacity (at a total cost of $128 billion) will be required by 2039 to allow the country to transition away from its existing portfolio of baseload coal-fired power (many of which are approaching the end of their technical lives) while enabling growth and ensuring energy security. Under this plan, the majority of the new power generation capacity is expected to be renewables (e.g. wind or solar) or nuclear. Eskom’s renewables targets are a lot more modest (i.e. 32GW by 2040) but will still be an enormous task as that target represents nearly 70% of its current capacity. At this stage, discussions with Eskom continue to advance but remain in early stages. At the same time, there is a possibility that the status quo would ultimately prevail (at least for another several years). However, such an outcome would require the energy regulator to extend the “negotiated price agreement” framework beyond the initial contract term that was originally authorised. Alternatively, the South African Government is also investigating the framework for a nationwide “smelter tariff” which would provide a single non-standard tariff for all smelters (as opposed to the current approach, which evaluates issues on a case-by-case basis). 35 Source: Trade & Industrial Policy Strategies, South Africa’s Aluminium Value Chain and Climate Change Compatibility, December 2022. 43

GRANT SAMUEL

Operating Performance

The historical operating performance of Hillside Aluminium from FY22 to FY26 is summarised below:

HILLSIDE ALUMINIUM (100% BASIS) – HISTORICAL OPERATING PERFORMANCE[34]

	FY22 ACTUAL	FY23 ACTUAL	FY24 ACTUAL	FY25 ACTUAL	FY26 ACTUAL
Aluminium produced (kt)	714	719	720	718	717
Average realised aluminium sale price ($/t)	3,161	2,535	2,389	2,717	3,250
Operating unit cost ($/t)	(2,137)	(2,178)	(2,115)	(2,507)	(2,298)
Implied operating margin ($/t)	**1,024**	**357**	**274**	**210**	**952**
KEY STATISTICS					
Implied smelter capacity utilisation	*99%*	*100%*	*100%*	*100%*	*100%*
Capital expenditure ($ millions)	*24*	*18*	*40*	*67*	*63*

Source: South32 and Grant Samuel analysis

Smelter production has been broadly stable over the last five years, albeit some years have been slightly below nameplate capacity due to load-shedding. However, the profitability of the smelter has exhibited wide swings due to the volatility of aluminium prices and, to a somewhat smaller extent, the wide movements in prices for its underlying raw materials (e.g. alumina, power supply, coke and pitch) and exchange rate movements (as certain costs are denominated in South African rand). FY26 saw a change in the ratio between alumina and aluminium prices that effectively shifted a significant element of the margin in favour of smelters (at the expense of refineries).

Capital expenditure has generally been focused on maintaining the safety and reliability of the equipment and smelter infrastructure. These investments increased in the last three years due to the *AP3XLE* technology upgrade and pot tending assemblies replacements.

5.2.3 Brazil Alumina Operations

Overview

South32's alumina interests in Brazil comprise the:

- the Trombetas bauxite mine, which is wholly owned by MRN (in which it holds a 33% interest) and located in Porto Trombetas of the Pará region. The other joint venture participants are Glencore (45%) and Rio Tinto (22%). The bauxite mine commenced operations in 1979; and
- Alumar alumina refinery (in which it holds a 36% interest) at São Luis. The other joint venture participants are Alcoa (54%) and Rio Tinto (10%). The refinery commenced operations in 1984.

BAUXITE MINING

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GRANT SAMUEL

Most of the ore is found in shallow orebodies (around eight metres deep) and suitable for open pit strip mining methods with continuous rehabilitation (i.e. as the clay layer that was removed is returned to original place and the area is prepared for reforestation). Mined ore is then hauled by truck to a crushing and washing circuit before it is transported by rail over five kilometres to a train load out facility and then by a 28 kilometre railroad system to Porto Trombetas where it is loaded onto ships for transport.

All of MRN's bauxite production is sold to its shareholders, who then in turn either consume the ore or on-sell it to other markets. While the Trombetas bauxite mine has the technical capacity to produce up to 18Mtpa of bauxite ore, it currently produces around 12-13Mtpa only, in line with its shareholders' requirements. In the case of South32, it is entitled to its proportionate share of bauxite ore production (around 4Mtpa) which is supplied to the Alumar refinery. In select instances, it may enter into swap or offtake arrangements to manage its access to sufficient quantities of ore (as well as in support of any blending strategies at the refinery).

In April 2026, MRN secured a key installation licence from IBAMA, the Brazilian environmental regulatory agency. The installation licence allows MRN to begin construction for the "West Zone" project, with the new mining areas on five new plateaus depicted in red in the map below:

TROMBETAS BAUXITE MINE — BAUXITE MINING AREAS (ILLUSTRATIVE ONLY)


Legend
Current Operation
New Mining Areas
Road
Rail-Road
Water Body
MRN
Alumar
Brazil
Porto Trombetas
CRUZ ALTA LESTE
REBOLADO
ESCALANTE
JAMARI
BARONE
N
0
5
10
Kilometres

Source: MRN

If it proceeds, the expansion secures an extension to the mine life of the Trombetas bauxite mine of at least 15 years (at similar production run-rates of around 12.5Mtpa). The expansion will require investment in mine development. Although the final investment decision on the mine extension is yet to be made, the shareholders have approved initial capital spend to mobilise contractors and equipment for the expansion.

MRN is also undertaking the construction of a new transmission line to facilitate the migration to renewable energy sources (in progress).

ALUMINA REFINERY

The Alumar refinery is located in the Alumar primary aluminium and alumina production complex in the city of São Luis, located in Maranhão State in northern Brazil. The refinery receives bauxite ore from two

45

GRANT SAMUEL

bauxite mines — Trombetas and Juruti (wholly owned by Alcoa). Pricing terms for bauxite may vary depending on bauxite quality and mineralisation but are ultimately linked to alumina and aluminium price indices. Both mines are well over 1,300km away from the refinery and bauxite ore is typically shipped via the Trombetas and Amazon rivers and along the Atlantic coast to reach the refinery. Once at the port, the bauxite ore is transported via a two-belt "ship-to-shore" conveyer from the pier to the refinery. Other raw ingredients (as well as other raw materials such caustic soda) are imported in this manner as well.

The refinery has a nameplate capacity of 3,860ktpa. In contrast to Worsley Alumina, the Alumar refinery utilises bauxite ore with higher reactive silica content, which means that it requires more caustic soda to process (despite having much higher grades of ore). Nevertheless, it normally has a lower cost structure (in part due to much lower bauxite input costs) and sits towards the bottom of the second quartile of the global cost curve of alumina refineries.

Some of its alumina product is sold directly to the co-located Alumar smelter, with the remainder sold to other third party smelters primarily in the Atlantic region. Once the Alumar smelter reaches full capacity, it is expected that around 75-80% of the alumina produced by the refinery will be exported.

Due to its minority shareholding in MRN and the Alumar refinery, South32 does not operate either of these assets. In the case of MRN, it is operated by a standalone management company for which South32 has the right to nominate a representative to its Board, the ultimate decision making body for the strategic direction, governance and oversight of MRN. With respect to the Alumar refinery, South32 is entitled to nominate certain representatives to its supervisory committee for decision-making matters.

Operating Performance

The historical operating performance of the Alumar refinery from FY22 to FY26 is summarised below:

ALUMAR REFINERY (36% BASIS) – HISTORICAL OPERATING PERFORMANCE[34]

	FY22 ACTUAL	FY23 ACTUAL	FY24 ACTUAL	FY25 ACTUAL	FY26 ACTUAL
Alumina produced (kt)	1,297	1,262	1,286	1,340	1,411
Average realised alumina sale price ($/t)	403	369	378	555	356
Operating unit cost ($/t)	(288)	(368)	(323)	(326)	(324)
Implied operating margin ($/t)	**115**	**1**	**55**	**229**	**32**
KEY STATISTICS					
Implied refinery capacity utilisation	*93%*	*91%*	*93%*	*96%*	*102%*
Capital expenditure ($ millions)	*51*	*58*	*80*	*41*	*25*
Share of profit from MRN ($ millions)	*(3)*	*6*	*(30)*	*(7)*	*(16)*

Source: South32 and Grant Samuel analysis

Between FY22 and FY25, the Alumar refinery operated below its nameplate capacity due to a number of one-off events in FY22 (damage to bauxite ship unloader) and FY23 (temporary port infrastructure outages). Since the low point in FY23 (at around 3.5Mtpa on a 100% basis), the Alumar refinery has steadily delivered improvements in alumina production and, in FY26, benefited from improved plant availability as it operated above nameplate capacity. Operating unit costs have been affected by these issues and, perhaps more importantly, have also been impacted by the volatility of cost inputs (e.g. bauxite, caustic soda, coal-linked energy costs). These fluctuations have been compounded further by the wide swings in average realised alumina sale prices over the last several years. FY26 reflected the shift in industry margins in favour of smelters at the expense of refineries (with the alumina-to-aluminium price ratio falling to well below historical averages).

Capital expenditure has been elevated in recent years due to investments in de-bottlenecking and additional bauxite residue disposal capacity.

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5.2.4 Brazil Aluminium Operations

Overview

The Alumar smelter is co-located with the Alumar refinery as part of one of the largest integrated aluminium production facilities in the world. After commencing operations in 1984, it was operational for around three decades before production was fully curtailed and placed in care and maintenance in 2015 due to rising power costs and structurally weak aluminium prices at the time (following a glut of primary aluminium supply with the expansion of capacity in China).

In September 2021, Alcoa announced that it planned to restart smelter operations and restore it to full capacity. This decision was followed by an announcement in January 2022 by South32 of its decision to participate in the reopening of the smelter. The resumption of operations was in large part underpinned by competitively priced long term power purchase agreements (100% renewable). The new power purchase agreements are expected to meet the smelter's energy demands through to 2034.

Today, the smelter continues to ramp up operations as it restores production to nameplate capacity of 447ktpa. Based on the latest production guidance issued by South32, it expects capacity utilisation to remain at around 75-80% in FY27 as the smelter progresses its phased ramp-up. The vast majority of the primary aluminium production is sold into the domestic market.

The Alumar smelter is operated by Alcoa, the majority owner of the asset. South32 has the right to nominate a representative to the Supervisory Committee, the primary forum for strategic direction, governance and oversight of Alumar.

Operating Performance

The historical operating performance of the Alumar smelter from FY22 to FY26 is summarised below:

ALUMAR SMELTER (40% BASIS) – HISTORICAL OPERATING PERFORMANCE[34]

	FY22 ACTUAL	FY23 ACTUAL	FY24 ACTUAL	FY25 ACTUAL	FY26 ACTUAL
Aluminium produced (kt)	0	69	104	138	144
Average realised aluminium sale price ($/t)	–	2,452	2,373	2,572	3,084
Operating unit cost ($/t)	–	(4,357)	(3,500)	(3,239)	(2,895)
Implied operating margin ($/t)	**–**	**(1,905)**	**(1,127)**	**(667)**	**189**
KEY STATISTICS					
Implied smelter capacity utilisation	*-%*	*39%*	*58%*	*77%*	*81%*
Capital expenditure ($ millions)	*1*	*9*	*8*	*9*	*15*

Source: South32 and Grant Samuel analysis

The Alumar smelter generated its first full year of positive EBITDA and EBIT in FY26 since reopening in 2022. The turnaround in profitability was in large part a product of higher average realised aluminium sale prices (which were more than $500/t higher than the prior year). Although production has progressively ramped up over the last four years, the restart of operations has faced a number of unexpected hurdles (e.g. unplanned pot outages, etc.) that have limited output. The joint venture initially anticipated nameplate capacity to be achieved by early 2023 but has now pushed out timing for full utilisation.

Despite elevated aluminium prices in recent years (which have lifted the profitability margins for Hillside Aluminium), the Alumar smelter has been challenged by the upfront restart costs as well as the delay in realising the full benefits of the fixed operating leverage embedded in the asset which has yet to be fully utilised.

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5.3 Financial Performance Historical Financial Performance The Aluminium Business is exposed to a number of economic forces that can have a profound effect on revenue and earnings such as: aluminium prices; alumina prices; and energy costs (particularly for the smelting operations). Each of these inputs are impacted by their own supply and demand dynamics (sometimes with different factors affecting regional markets as well) as well as industry cycles. To illustrate the Aluminium Business’ operating performance through the cycle, the chart below shows alumina and aluminium production and their corresponding average realised prices and average unit costs since the listing of South32 in FY15: ALUMINIUM BUSINESS — HISTORICAL OPERATING PERFORMANCE BY COMMODITY (PROPORTIONAL SHARE)36 ALUMINA ONLY ALUMINIUM ONLY 528 16,000 3,161 3,221 500 429 3,100 14,000 396 408 2,694 360 365 361 2,000 2,528 400 332 2,387 2,600 12,000 2,225 2,226 289 294 292 2,035 2,137 2,623 259 300 1,857 2,366 2,401 2,100 10,000 310 309 316 1,500 1,765 2,287 283 1,638 2,137 271 2,045 246 200 241 239 1,600 8,000 219 211 1,795 1,826 205 201 1,631 1,000 1,531 100 1,430 1,454 870 822 831 1,100 6,000 5,166 5,233 5,163 5,104 5,097 5,174 5,395 5,273 5,054 5,049 5,048 5,039 736 713 711 723 713 787 709 707 707 – 600 4,000 500 2,000 (100) 100 – (200) – (400) FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 FY15 FY16 FY17 FY18 FY19 FY20 FY21 FY22 FY23 FY24 FY25 FY26 Margin ($/t) Alumina sales volumes (kt) Margin ($/t) Aluminium sales volumes (kt) Average unit cost ($/t) Average realised price ($/t) Average unit cost ($/t) Average realised price ($/t) Source: South32 and Grant Samuel analysis. Based on weighted average contributions The Aluminium Business’s operating performance over the last decade demonstrates: stable alumina production of around 5.1-5.3Mtpa, albeit with slightly lower production over the last four years as Worsley Alumina reduced throughput to manage restricted bauxite availability pending approval of new mining areas (prior to its planned expansion); aluminium production gradually stepping up from around 700-720ktpa in FY22 (as Hillside Aluminium was the only operational aluminium smelter) up to around 860kt by FY26 following the phased restart of the Alumar smelter (with further room to increase as it ramps up to nameplate capacity). Notwithstanding the relatively steady alumina and aluminium production (and sales) over the years, the operating margins of the Aluminium Business have been exposed to significant levels of volatility. In the case of the alumina assets, average unit costs have fluctuated across a wide range but have generally been at around $210-240/t for most of FY15 to FY21. However, unit costs have increased significantly in the last four years (to over $300/t) due to delays in permitting at Worsley Alumina as well as an escalation in energy costs and other input costs (e.g. caustic soda). Unplanned downtimes at the Alumar refinery (in 36 “Alumina only” includes the contributions from Worsley Alumina and the Alumar refinery whereas “Aluminium only” includes the contributions from Hillside Aluminium and the Alumar smelter. Contributions from MRN (other than as an input cost into the Alumar refinery) have been excluded. 48

GRANT SAMUEL

FY22 and FY23) also affected fixed cost absorption rates. Notwithstanding these increases in operating costs, the alumina assets have (as a whole) consistently generated positive unit margins, including windfall profits in FY19 and FY25 as alumina prices soared to record levels each time.

In contrast, the aluminium assets have generally faced much higher volatility in unit costs. For most of the period presented (i.e. FY16 to FY22), Hillside Aluminium was the only earnings contributor to this part of the business. The swings in its unit costs were in part caused by fluctuations in alumina prices (which were sourced from Worsley Alumina at index-linked prices) and were further amplified by the structure of its power contracts which were also linked to the LME aluminium price index (at least until FY21). Since FY22, average unit costs have continued to trend upwards with the restart of the Alumar smelter. However, higher average realised prices have allowed the Aluminium Business as a whole to continue generating positive unit margins in each of the past several years.

The historical underlying financial performance of the Aluminium Business (on a proportional basis) from FY22 to FY26 is summarised below:

ALUMINIUM BUSINESS – HISTORICAL UNDERLYING PERFORMANCE (PROPORTIONAL BASIS, $ MILLIONS)[34,37]

	FY22 ACTUAL	FY23 ACTUAL	FY24 ACTUAL	FY25 ACTUAL	FY26 ACTUAL
Worsley Alumina	1,625	1,363	1,356	1,917	1,319
Alumar refinery	524	456	484	749	502
Alumina-only assets	**2,149**	**1,819**	**1,840**	**2,666**	**1,821**
Alumar smelter	-	166	242	355	441
Hillside Aluminium	2,254	1,823	1,720	1,989	2,236
Aluminium-only assets	**2,254**	**1,989**	**1,962**	**2,344**	**2,677**
Total underlying revenue	**4,403**	**3,808**	**3,802**	**5,010**	**4,498**
Worsley Alumina	571	251	324	795	181
Alumar refinery (incl. share of MRN)[38]	150	7	40	283	29
Alumina-only assets	**721**	**258**	**364**	**1,078**	**210**
Alumar smelter	(43)	(129)	(115)	(92)	27
Hillside Aluminium	730	257	197	154	655
Aluminium-only assets	**687**	**128**	**82**	**62**	**682**
Total underlying EBITDA	**1,408**	**386**	**446**	**1,140**	**892**
PRODUCTION GROWTH STATISTICS					
Alumina production growth	*-1.4%*	*-3.5%*	*-0.7%*	*0.1%*	*1.3%*
Aluminium production growth	*-0.4%*	*10.3%*	*4.6%*	*3.9%*	*0.6%*
Underlying revenue growth	*43%*	*-14%*	*0%*	*32%*	*-10%*
Underlying revenue growth – alumina only	*37%*	*-15%*	*1%*	*45%*	*-32%*
Underlying revenue growth – aluminium only	*49%*	*-12%*	*-1%*	*19%*	*14%*
Underlying EBITDA growth	*78%*	*-73%*	*16%*	*156%*	*-22%*
Underlying EBITDA growth – alumina only	*66%*	*-64%*	*41%*	*196%*	*-81%*
Underlying EBITDA growth – aluminium only	*94%*	*-81%*	*-36%*	*-24%*	*1,000%*
Underlying EBITDA margin	*32%*	*10%*	*12%*	*23%*	*20%*
Underlying EBITDA margin – alumina only	*34%*	*14%*	*20%*	*40%*	*12%*
Underlying EBITDA margin – aluminium only	*30%*	*6%*	*4%*	*3%*	*25%*

Source: South32 and Grant Samuel analysis

[37] Underlying financials have not been adjusted to eliminate inter-asset sales (e.g. sale of alumina by Worsley Alumina to Hillside Aluminium, sale of alumina by Alumar refinery to Alumar smelter).

[38] Includes the equity-accounted share of profits and losses at MRN. See Section 5.2.3.

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The table above highlights the significant variability in the financial performance of the Aluminium Business. In the case of: the alumina assets, underlying revenue growth has not necessarily mirrored its declines in production over most of the period (in part due to reduced throughput at Worsley Alumina and periodic disruptions at the Alumar refinery). In many respects, underlying revenue growth over the period was more heavily dictated by the performance of alumina prices, which benefited from a strong pricing environment in FY22 and soared to even higher levels in FY25 (albeit retracing all of those gains in FY26); and the aluminium assets, production growth (with the ramp up of the Alumar smelter) has mitigated some of the volatility in aluminium prices. While underlying revenue growth generally mirrored that of the alumina assets, the extent of the movements has been either more amplified (in FY22 as well as in FY26) or muted (in FY25), reflecting the supply-demand dislocations between the aluminium and alumina markets. The divergence in performance between the alumina assets and aluminium assets was exacerbated in FY26 when broader market disruptions (e.g. conflict in the Middle East) resulted in average realised aluminium prices spiking (as the result of a meaningful share of global production capacity unexpectedly going offline with no clear path to restoration) amidst falling alumina prices (which faced a glut in supply). These swings in financial performance are exacerbated at the underlying EBITDA level, which reflects the various production and input costs for alumina refineries (e.g. bauxite ore production/sourcing, caustic soda and power supply) and aluminium smelters (e.g. principally alumina input costs and power supply, but also raw materials such as coke and pitch). Underlying EBITDA also reflects the internal corporate charges for costs to provide services to these businesses that are incurred at the group level (e.g. enterprise resource planning, shared services, etc.). These allocated internal corporate charges amount to around $80 million per annum. Due to these wide variations in revenue (and, to a degree, costs), the underlying EBITDA margin for the Aluminium Business fell from 32% in FY22 to just 10% in FY23, remaining at those levels in the following year before rebounding to 23% in FY25. Most of these movements were driven by the alumina assets. In contrast, the underlying EBITDA margin for the aluminium assets trended downwards between FY22 and FY25 (to a degree, reflecting the declining underlying EBITDA margin at Hillside) but have also been distorted by the losses contributed by the Alumar smelter which remains in ramp up. Although underlying EBITDA margin as a whole remained largely stable between FY25 and FY26, it masks the sharp contrast in performance between the alumina assets (which fell sharply from 40% to 12%) and the aluminium assets (which jumped from just 3% to 25%). Capital Expenditure The historical capital expenditure incurred by the Aluminium Business (on a proportional basis) from FY22 to FY26 is depicted in the chart below: 50

GRANT SAMUEL

ALUMINIUM BUSINESS – HISTORICAL CAPITAL EXPENDITURE (PROPORTIONAL BASIS)


400
350
300
250
200
150
100
50
0
$ millions
91%
71%
74%
89%
60%
131
1
51
24
55
167
9
58
18
82
234
8
80
40
106
222
9
41
66
106
263
15
25
63
160
FY22
FY23
FY24
FY25
FY26
Worsley Alumina
Hillside Aluminium
Brazil Alumina
Brazil Aluminium
% related to Safe and Reliable capex

Source: South32 and Grant Samuel analysis

Over the past five years, the vast majority of capital expenditure has been maintenance related and focused on the safety and reliability of the refineries and smelters. Although the capital intensity of the business is relatively moderate (around 20% of EBITDA over the last five years) in part due to the maturity of the assets, investment requirements for a given asset can periodically be "higher than average" due to the stage of investment cycles or upgrades to equipment and infrastructure.

For example, the step-up in capital requirements for Worsley in recent years was due to conversion of two coal-fired boilers and new bauxite residue disposal capacity. Similarly, the step-up in capital requirements for the Alumar refinery was due to investments in additional bauxite residue disposal capacity. Investments in life extension and operational improvements can be more lumpy, as seen in Worsley Alumina (mine expansion spend) and the Alumar refinery (de-bottlenecking).

Outlook

South32 has not provided detailed earnings forecasts for the Aluminium Business (or any other divisions) for FY27 or beyond. However, as part of the release of its FY26 results on 27 August 2026, it provided FY27 production guidance for each of its key assets, namely (on a proportional ownership basis):

- for Worsley Alumina, alumina production of 3,900kt in FY27, up nearly 5% over FY26 levels with improved bauxite availability;
- for the Alumar refinery, alumina production of 1,360kt of alumina, approximating nameplate capacity levels as FY26 output exceeded guidance and benefited from improved plant availability;
- for the Alumar smelter, aluminium production of 140kt in FY27 (around 350kt on a 100% basis) as the smelter continues to stabilise operations; and
- for Hillside Aluminium, aluminium production of 720kt in FY27, as it is expected to continue to test maximum technical capacity. Guidance does not assume any load-shedding impact on production.

In the absence of publicly released detailed earnings forecasts for FY27 and beyond, Grant Samuel has considered brokers' forecasts for South32 (see Appendix B). While these forecasts are sensitive to assumptions as to future commodity prices and exchange rates, they provide an indication of the expected future financial performance of the Aluminium Business:

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GRANT SAMUEL

THE ALUMINIUM BUSINESS – FORECAST FINANCIAL PERFORMANCE ($ MILLIONS)

	FY26 ACTUAL	BROKER CONSENSUS (MEDIAN)	
		FY27	FY28
Alumina production (kt)	*5,133*	*5,260*	*5,306*
Aluminium production (kt)	*861*	*860*	*881*
KEY FINANCIAL METRICS			
Underlying revenue[37]	4,498	5,014	4,996
Underlying EBITDA	892	1,105	1,129
Underlying EBIT	579	974	933

Source: Grant Samuel analysis (see Appendix B)

5.4 Financial Position

For the purposes of the analysis, however, the financial position of the Aluminium Business as at 31 March 2026 (i.e. the locked box date) is more relevant in the assessment. South32 has not disclosed this information but, as part of the announcement of the Proposed Disposal, the company has provided certain relevant elements of its financial position including:

- net debt of approximately $750 million, which principally comprises lease liabilities. The largest of these leases is in relation to the multi-fuel co-generation lease at Worsley Alumina (around $550 million). The lease commenced in 2014 and has a lease period of up to 32 years (through to 2046 assuming the seven-year extension option is exercised).

  The balance also includes other lease liabilities, external borrowings (e.g. bank loans) and the proportional share of net debt from MRN; and

- closure and rehabilitation provisions (excluding share of MRN liabilities) of around $1.1 billion (based on the latest estimate as at 30 June 2026), which represents around 70% of the group's total closure and rehabilitation provisions. The majority is in relation to Worsley Alumina (around $780million, proportionate share), with the remainder split between Hillside Aluminium (over $250 million, inclusive of the Bayside aluminium smelter) and the Brazilian assets.

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6 Valuation of the Aluminium Business

6.1 Summary

Grant Samuel has valued the Aluminium Business in the range $4.5-5.0 billion. The valuation is summarised below:

THE ALUMINIUM BUSINESS - VALUATION SUMMARY ($ MILLIONS)

	REPORT SECTION REFERENCE	VALUE RANGE	
		LOW	HIGH
86% interest in Worsley Alumina	6.4.2	1,376	1,548
100% interest in Hillside Aluminium	6.4.3	1,900	2,100
Brazil aluminium value chain	6.4.4	1,250	1,400
Enterprise value		**4,526**	**5,048**

The valuation represents the estimated full underlying value of the Aluminium Business assuming 100% of the business was available to be acquired and includes a premium for control. The value of the Aluminium Business reflects the proportional share of its value in each of the underlying assets.

The principal approach to valuing the production assets of the Aluminium Business was by DCF analysis (including consideration of the NPV outcomes of various DCF scenarios), with multiples analysis (earnings and capacity) used as a cross check. As the Aluminium Business operates a vertically integrated model of bauxite mines and alumina refineries, the cash flows depend on a number of key operating assumptions, including commodity prices (alumina and aluminium), bauxite production costs, alumina refining costs (such as energy and caustic soda) and smelting costs (including energy and other inputs) as well as economic lives. In the case of:

- Worsley Alumina, the cash flow forecasts took into account bauxite production scenarios developed in conjunction with, and reflecting the technical judgements of, the independent technical specialist, AMC. Technical valuation assumptions (e.g. production throughput, alumina grades as well as operating and capital costs) for each scenario were reviewed in detail, and estimated, by AMC; and
- the Brazil assets, the cash flow forecasts also took into account various bauxite production scenarios that were reviewed by AMC, which undertook a desktop review of the mining assumptions, with a particular focus on the sustainability of the forecast bauxite production levels over the projection period (see Section 2.4).

The Aluminium Business has been valued as at 31 March 2026. The DCF models take into account projected cash flows from 1 July 2026 and have been discounted to calculate the NPVs as at the valuation date of 31 March 2026. An adjustment for the actual free cash flows generated by the entities that comprise the Aluminium Business between 1 April 2026 and 30 June 2026 (including marketing margin attributable to the group) has also been included.

The valuation of the Aluminium Business is fundamentally dependent on Grant Samuel's judgements as to key assumptions adopted for valuation purposes, including as to:

- appropriate alumina and aluminium prices. The correlation between aluminium and alumina prices has been outside historical norms in recent months, with aluminium prices at historically high levels and alumina prices at subdued levels. The earnings profile of the Aluminium Business over the last five years has highlighted the extent to which its financial performance is correlated with prices for these two products and the relationship between them. In this context, the commodity price assumptions adopted are premised on a reversion towards historical norms (but not completely); and
- the operating lives for each of the assets, which can be affected by a number of variables such as a further bauxite mine expansions, potential step-change in bauxite ore quality, ability to secure power

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GRANT SAMUEL

supply agreements and, in general, the technical lives of these assets (all of which were originally commissioned several decades ago).

The valuation of the Aluminium Business was prepared in this context, noting that the value of its assets is highly sensitive to relatively small changes in assumptions as to future alumina and aluminium prices. As a result, a wide range of values could reasonably be estimated and valuations of such assets is inevitably highly subjective (as is evident from broker valuations of the assets).

The valuation is on an "as is" basis. In other words, it assesses the business as it is operated today and as it is planned to be operated by South32. For example, it assumes that the South32 emissions policies (e.g. net zero and other related targets) will be applied even though a theoretical acquirer could choose to apply a different framework or adopt different standards.

The valuation excludes synergies that are unique to Alcoa (estimated by Alcoa to have an NPV of $900 million). No allowance for other synergies that could be saved by any acquirer have been made as none were identified in the analysis (as the Aluminium Business does not incur a share of South32's listed company costs and other pure corporate overheads). However, completion of the Proposed Disposal unlocks certain opportunities for South32 to simplify its operating model and cost structure that can generate cost savings from reduction in overheads (of around $125 million per annum). These potential savings have also been excluded from the analysis but considered more holistically as part of the evaluation of the Proposed Disposal (see Section 9.4).

Grant Samuel's valuation of the Aluminium Business implies the following valuation parameters:

THE ALUMINIUM BUSINESS – IMPLIED VALUATION PARAMETERS

	VARIABLE ($ MILLIONS)	RANGE OF PARAMETERS	
		LOW	HIGH
Multiple of EBITDA			
FY25 underlying EBITDA (actual)	1,140	4.0x	4.4x
FY26 underlying EBITDA (actual)	892	5.1x	5.7x
5 year historical average underlying EBITDA	**854**	**5.3x**	**5.9x**
FY27 underlying EBITDA (forecast, broker median)	1,105	4.1x	4.6x
FY28 underlying EBITDA (forecast, broker median)	1,129	4.0x	4.5x
Multiple of EBIT			
FY25 underlying EBIT	833	5.4x	6.1x
FY26 underlying EBIT	579	7.8x	8.7x
5 year historical average underlying EBIT	**543**	**8.3x**	**9.3x**
FY27 underlying EBIT (forecast, broker median)	974	4.6x	5.2x
FY28 underlying EBIT (forecast, broker median)	933	4.9x	5.4x

The overall implied EBITDA and EBIT multiples are blended multiples for the Aluminium Business's individual assets and reflect the diversified exposures the business has to both primary aluminium and third party alumina markets across a variety of jurisdictions. Although the alumina assets have been much larger contributors to underlying EBITDA and EBIT in recent years (except in FY26), the relative contribution between the alumina and aluminium assets to the overall forecast multiples of the Aluminium Business is much more evenly balanced in part due to the anticipated ramp up in the Alumar smelter's operations.

At the same time, the weighting of the overall multiples towards the aluminium assets must be balanced against other factors:

- the valuation is premised on a recovery in alumina prices relative to aluminium prices with the ratio moving towards the historical norm (albeit not completely);

54

the smelters each face a number of challenges that will need to be addressed in order to extend their operating lives (e.g. renewal of power supply contracts at favourable terms). While the refineries each have their own set of issues, these are less binary. While the volatility in year-to-year earnings for the Aluminium Business make it difficult to reach any meaningful conclusions on the implied earnings multiples on any given year, earnings multiples based on longer term earnings of say five years of historical underlying EBITDA or EBIT can provide some guidance. In this context, a “through the cycle” underlying EBITDA multiple of around 5-6 times and underlying EBIT multiples of around 8.5-9.5 times appear to be supported by the market evidence. They are: broadly in line with the sharemarket evidence for integrated aluminium producers which tend to trade at around 6-7 times historical EBITDA and 4-6 times forecast EBITDA. Alcoa and Norsk Hydro trade towards the middle of these ranges; and not dissimilar from the transaction evidence for integrated aluminium producers and refineries, although the historical EBITDA and EBIT multiples for these transactions may be skewed by earnings in a given year (which are not normalised for any “through the cycle” patterns). 6.2 Methodology Overview Grant Samuel’s valuation of the Aluminium Business has been assessed by aggregating the estimated market value of its portfolio of refinery and smelting business operations. No adjustment has been made for net external borrowings as the valuation was prepared on an enterprise value basis. The valuation of the Aluminium Business’s operations has been estimated on the basis of fair market value, defined as the maximum price that could be realised in an open market over a reasonable period of time given current market conditions and currently available information, assuming that potential buyers have full information. There are four primary methodologies commonly used for valuing operating businesses: capitalisation of earnings or cash flow; DCF analysis; industry rules of thumb (e.g. dollars per tonne of production capacity); and estimation of the aggregate proceeds from an orderly realisation of assets. Each of these valuation methodologies has application in different circumstances. The primary criterion for determining which methodology is appropriate is the actual practice adopted by purchasers of the type of business involved. Grant Samuel’s primary approach to the valuation of the Aluminium Business has been application of the DCF methodology. The DCF methodology involves the calculation of NPVs by discounting expected future cash flows. Projected cash flows are discounted to a present value using discount rates that take into account the time value of money and risks associated with the cash flows. The DCF methodology is particularly appropriate for the refinery and smelter assets held by the Aluminium Business, a number of which have been operational for several decades and have finite operating lives (absent significant capital expenditure to extend operating lives beyond what is already planned). Alternative valuation methodologies have been considered as a cross check of the valuation of the underlying assets of the Aluminium Business. In particular, the valuation has been reviewed in terms of earnings multiples as well as capacity multiples relative to comparable listed companies and comparable transactions. These alternative approaches to valuation are useful in determining the reasonableness of a DCF valuation since the DCF valuation is typically highly sensitive to some of the key operating assumptions 55 adopted (e.g. commodity prices). However, reliance on these alternative valuation methodologies should be treated with caution. While industry “rules of thumb” such as capacity multiples are commonly referenced by market commentators, these multiples have significant shortcomings that mean that they are not a reliable basis for determining value. At best, they provide “comfort” that values are in the right “ballpark” (or require investigation to explain any variation). It should also be noted that where earnings multiples from comparable transactions represent primary valuation evidence, adding synergies to earnings or making a further multiple adjustment for synergies would potentially result in “double counting” value as the multiples from the comparable transactions are usually based on “standalone” earnings (either reported or forecast) and the value of synergies is therefore reflected in the multiple (i.e. the transaction multiple would be lower if based on earnings including synergy benefits). General Considerations The valuation of the Aluminium Business represents Grant Samuel’s overall judgement as to value. It does not rely on any one particular scenario or set of economic assumptions. The valuation has been determined having regard to the sensitivity of the DCF analysis to a range of technical and economic assumptions. The valuation is based on a number of important assumptions, including assumptions regarding future commodity prices, exchange rates, operating parameters and economic lives. Commodity prices, exchange rates and expectations regarding future operating parameters can change significantly over short periods of time. Such changes can have significant impacts on underlying value. Specifically, the NPV is extremely sensitive to commodity price assumptions. A $10/t change in alumina prices in isolation would impact EBITDA by around $35 million (and NPV by more than $250 million) and a $100/t change in aluminium prices in isolation would impact EBITDA by around $90 million (and NPV by more than $450-500 million). The relatively smaller impact from changes in alumina prices is due to the vertically integrated nature of the business where alumina is both a revenue driver and cost input. Accordingly, while Grant Samuel’s valuation of the Aluminium Business is believed to be appropriate for the purpose of assessing the Proposed Disposal, it may not be appropriate for other purposes or in the context of changed economic circumstances or different operational prospects for the Aluminium Business. Many of the assumptions underpinning the valuation (e.g. commodity prices) could plausibly fall in relatively wide ranges (certainly wider than those adopted in the DCF analysis). However, that would result in a value range that was so wide as to be of little value to shareholders in making a decision about the Proposed Disposal. Accordingly, Grant Samuel has utilised narrower ranges for its assumptions. 6.3 Approach for the Aluminium Business DCF Analysis OVERVIEW The DCF models developed by Grant Samuel uses the Financial Models provided by South32 as a framework. Separate DCF models were prepared for each of the key assets, namely Worsley Alumina, Hillside Aluminium and the Brazil assets (as a whole). Grant Samuel has developed a number of scenarios based on broad assumptions in relation to production volumes, commodity prices, production costs, capital expenditure and economic lives. Alumina production costs are based on a number of inputs, including energy costs, caustic soda costs and bauxite production costs. On the other hand, aluminium production costs are based on power supply costs, alumina costs (typically based on the index) and other input costs. AMC reviewed the technical assumptions in the model related to bauxite production and costs. The DCF model projects nominal after tax cash flows from 1 July 2026 and considers a number of scenarios with various operating lives for each of the assets. 56

LIMITATIONS The DCF model is based on a number of assumptions and is subject to significant uncertainties and contingencies, many of which are outside the control of South32. Key assumptions regarding future operational performance (including alumina and aluminium prices) are highly uncertain and there is scope for significant differences of opinion in relation to these assumptions. As a result of these uncertainties, there is a wide range of potential outcomes that could occur, both positive and negative (and an even greater number of possible combinations of those outcomes). Moreover, DCF analysis is subject to significant limitations and NPV outcomes need to be treated with considerable caution. The calculated NPVs are extremely sensitive to small changes in assumptions regarding commodity prices, exchange rates and the operating performance of certain assets (e.g. ramp up of the Alumar smelter) for many years into the future. SCENARIOS Grant Samuel has considered a number of scenarios to reflect the impact on value of key assumptions relating to production volumes, commodity prices, unit production costs, capital expenditure and economic lives. These scenarios have been adopted following discussions with South32’s management and (as appropriate) AMC as well as Grant Samuel’s own analysis of relevant factors (particularly for economic assumptions). It should be recognised that the scenarios are highly simplified and focus on several key value drivers rather than detailed “bottom up” parameters. Nevertheless, Grant Samuel considers that the analysis does provide some insight into value. In view of the uncertainties surrounding the future performance of the Aluminium Business’s operations, the scenarios analysed are, to some extent, arbitrary. However, they reflect the range of judgements that potential buyers of the business could make. The scenarios do not, and do not purport to, represent the full range of potential outcomes for the Aluminium Business’s operations. They are simply theoretical indicators of the sensitivity of the NPVs derived from the DCF analysis. The scenarios are inherently hypothetical. They do not represent Grant Samuel’s forecasts of the future financial performance of the Aluminium Business. Rather, they are in the nature of “what if”. In other words, they are outcomes that could happen rather than projections of what is expected to happen. Grant Samuel gives no undertaking and makes no warranty regarding the future financial performance of the Aluminium Business. Such future performance is subject to fundamental uncertainty. The scenarios have been developed purely to allow Grant Samuel to assess the impact on calculated NPVs of alternative assumptions regarding the future growth and financial performance of the Aluminium Business’s operations. Multiples Analysis An alternative to DCF analysis involves the consideration of earnings and other multiples that buyers have been willing to pay for similar businesses in the recent past and multiples at which shares in comparable listed companies trade on share markets. This analysis will not always lead to an obvious conclusion of an appropriate range of multiples as there will often be a wide spread of multiples. While earnings based multiples such as EBITDA or EBITA are often useful proxies for cash flows (and therefore value), it is unwise to read too much into multiples of any one year’s earnings given the volatility of earnings across the aluminium value chain. Multi year averages or estimates of “through the cycle” earnings would generally be a more meaningful guide although that is very difficult to determine with any degree of reliability. Other industry “rules of thumb” common in the aluminium industry such as implied capacity multiples are also impacted by a range of issues that affect the usefulness of comparable company data including: vertically integrated nature of the business (which means implied capacity multiples may be inflated by the value attributed to other parts of the aluminium value chain); 57 diversified nature of some of the businesses (which also means implied capacity multiples may be inflated by the value attributed to its other non-aluminium business operations); quality of product (e.g. product specific premium); the market to which the product is sold (e.g. regional premium); operating capacity relative to nameplate (e.g. if the smelter is partially curtailed); operating cost profile of the smelter (including government support, if any); capital cost profile (and age) of the smelter; and expansion opportunities or plans. Implied production multiples resolve some of these issues (particularly around operating capacity) but do not address any of the other issues impacting the reliability of capacity multiples. In a similar vein, the same issues also undermine the implied multiples for bauxite producers and alumina producers. Nevertheless, the market evidence can still be useful in providing benchmarks that supplement other measures and in understanding the issues that may impact value. As such, it is necessary to consider the particular attributes of the business operation being valued (relative to its peers), the transaction rationale as well as the prevailing regulatory framework and economic conditions under which the business operates. A careful assessment of these different attributes can be helpful in establishing “bookends” within which implied valuation multiples can be considered reasonable and used to help guide the boundaries (in respect of implied multiples) of the value analysis. See Appendix D for a review of the market evidence. 6.4 Value of the Aluminium Business 6.4.1 Key DCF Assumptions There are a number of economic and financial assumptions that apply across the valuation of the Aluminium Business’s individual assets: General Assumptions The general assumptions adopted in the DCF analysis are set out below: Valuation Date The Aluminium Business has been valued as at 31 March 2026 and takes into account: • actual free cash flows for the entities that comprise the Aluminium Business between 1 April 2026 and 30 June 2026 (including marketing margin attributable to the group); and • the DCF analysis, which has been prepared from 1 July 2026. The primary reference point for the valuation is the Aluminium Business’s unaudited balance sheet position as reported by South32 as part of the announcement of the Proposed Disposal. Synergies Fair value excludes synergies that are specific to any one particular buyer. In the case of Alcoa, the acquisition of the Aluminium Business is widely expected to deliver significant synergies and other benefits. In its announcement of the Proposed Disposal, Alcoa indicated that the NPV of these synergies could be up to around $900 million. These synergies comprise: • procurement and logistics, which comes from leveraging the combined scale of the two businesses in improved sourcing, planning, marketing and long-position management; 58

• process technology, which primarily arises from the combination of technical expertise across both groups to improve consistency, lower unit costs and reduce energy consumption; and • life of asset planning, which is in large part the consolidation of mine planning and development of the Western Australia bauxite mining operations. The largest of these opportunities is the optimisation of the Western Australian asset base. Alcoa owns and operates the Huntly and Willowdale bauxite mines that are directly adjacent to South32’s Boddington Bauxite Mine. It also operates the nearby Pinjarra and Wagerup alumina refineries. There are expected to be opportunities in prioritising high grade ore, reducing haulage costs and deferring mine moves. In the words of Alcoa’s CEO39, “Worsley and Pinjarra use different types of bauxite. We use what’s called a granitic bauxite in Pinjarra. Worsley uses what’s called a greenstone bauxite. Our mining lease has greenstone bauxite in it. Their mining lease has granitic bauxite in it. We will be managing the blending of those bauxites to maximize and optimize the output of Worsley and Pinjarra. So there are tremendous opportunities to be able to blend the bauxite grades to achieve a very favourable outcome at both Pinjarra and Worsley.” These synergies are unique to Alcoa as no other producer has overlapping operating footprints for the same commodities within the same region. In theory, there is no commercial imperative for Alcoa to share any (let alone all) of these unique synergies with any other party by offering a higher consideration to acquire the Aluminium Business except to the extent any of the synergies are also available to other potential buyers. At a minimum, any potential acquirer would need to offer a price for the Aluminium Business that contemplates that value of synergies that can be shared by any acquirer (i.e. in most cases, for publicly listed companies, listed company costs or other corporate overheads). However, in the case of the Aluminium Business, there are no such costs that any acquirer could save. The corporate costs allocated to the Aluminium Business each year of approximately $80 million are principally in relation to shared services costs and exclude “pure” listed company related corporate overheads. Tax Losses The Aluminium Business has carry forward tax losses and credits. Utilisation of the tax losses and credits depends on the taxable income generated by the tax group holding the respective tax losses and the particular regime that the credits operate under (e.g. in Brazil, where there are multiple levels of taxes and levies each with their own carry forward balances, including VAT credits). Tax Depreciation Tax depreciation schedules have been determined on the basis of tax written down values for various asset categories. Accumulated carry forward expenditure deductible for tax purposes has been allowed for in the financial models. Approach to Operating Life A key element of the DCF analysis is determining the expected life of the cash flows. Assets can generally be classified as either: finite life, which means that the cash flows come to a natural end after a defined period. This approach is common for resource projects (e.g. copper, gold) for which reserves that can be economically mined are finite and are expected to be depleted over a certain period; or indefinite life, which means that there is an expectation that cash flows can be sustained over the long term (i.e. multiple decades). This approach is commonly used for industrial businesses. In this case, a terminal value is calculated at the end of the explicit forecast period to capture the value of cash flows beyond that point. 39 Source: Alcoa Corporation, Investor Call transcript, 30 June 2026. 59

The alumina refinery and aluminium smelter assets of the Aluminium Business do not neatly fall into either of these two categories. On one hand, the operating life of smelters and refineries can theoretically extend for a very long period of time (subject to the age of the assets and the economics of ongoing maintenance costs). Many operate for more than 50 years. Moreover, there are avenues to mitigate any potential constraint on resources. Alumina refineries can and do operate independently of bauxite mines by securing bauxite supply from the third party markets (including from offshore sources). While supply may be tied to one individual supplier, that particular source can always be replaced if it ceases to operate. Likewise, smelters often also operate independently of alumina refineries and can source product from global third party markets. On the other hand: a dedicated source of supply can be a vital competitive advantage. This is particularly apparent for bauxite ore, as not all ore is like for like. Bauxite ore may have a very wide range of ore qualities and characteristics that affect the refinery processing costs (e.g. reactive silica content). In some cases, variations in these qualities (e.g. quartz and oxalate content) can have a significant impact on the ability of the refinery to accept such ore; smelters depend on continued access to reliable and affordable supply of power. Long term power supply agreements can cover around ten years or more and are, in many cases, designed to provide smelters with fixed (but escalating) tariffs. At the same time, there are many examples across the aluminium industry of smelters facing financial difficulties or operating issues due to the lack of a reliable and affordable power source, the result being either curtailment or closure (temporary or permanent). Such was the case for the Alumar smelter over a decade ago and, more recently, the Mozal Aluminium smelter. These pressures are expected to continue to rise for those smelters exposed to carbon-emitting power generation facilities which may need to incur higher carbon costs or transition to cleaner alternatives to continue operating; and each of the assets were commissioned decades ago. Hillside Aluminium is the newest asset but has been operational for over thirty years. Cash flow forecasts contemplating continued operations to say 2040 would suggest that these ageing assets would be (in theory) approaching the end of their technical lives. Absent any major capital investment (or a step up in ongoing sustaining capital spend), the ability to continue operating at similar levels becomes increasingly uncertain beyond that period. While an argument could be made that applying a “finite life” approach to industrial-like assets such as the refineries and smelters of the Aluminium Business could possibly result in value being “left on the table”, there are many reasons for this approach. In many cases, long-term asset planning can be an iterative process that continues to be developed and evolve over time (with priority given to more imminent life extension projects rather than those that are “second derivative” issues that are still decades away). For these longer term extensions, studies could remain at early conceptual stages. Process (or mine plan) design may not yet be scoped out to a sufficient level of rigour to produce definitive costings. Moreover, processing technology could continue to evolve. Capital estimates for investments 20-30 years down the road can vary significantly. The final investment decision for these life extensions (which would likely be material endeavours in due course) are still many years away. The various operating scenarios adopted in the Financial Models prepared by South32 are all premised on finite lived cash flows for these very reasons. On this basis, Grant Samuel considers that the finite lived cash flows for each asset to be appropriate for the purposes of the valuation of the Aluminium Business. Economic Assumptions The economic assumptions adopted in the DCF analysis are set out below: 60

Metal Prices APPROACH Grant Samuel has considered the following sources in determining its price assumptions for the DCF analysis: • Consensus Economics, a monthly publication of economic and commodity forecasts that canvasses a number of investment banks, brokers and economists to consolidate consensus projections on a range of economic indicators, including commodity prices; • specialist commodity market analysts that provide in-depth coverage of a wide range of metals and commodities, including alumina and aluminium; • its own research on underlying supply and demand dynamics of the relevant markets. See Section 3.5 for an overview of demand, supply and price dynamics as well as other relevant issues for alumina and aluminium markets; • the aluminium spot forward curve published by Bloomberg, which represents prices for which a buyer and seller agree to take delivery of a specified quantity of aluminium metal at a fixed price on a set date in the future (up to 2036); • brokers that follow South32 and have provided separate commodity price forecasts for alumina and aluminium; and • price forecasts adopted by South32. Estimating the future trajectory of prices for alumina and aluminium and their long term sustainable prices is not straightforward and requires consideration of several factors: • spot prices are inherently volatile. Due to the lack of substitutes for smelter grade alumina (particularly as an input into primary aluminium production), a shortfall in supply (even a temporary one) can result in severe reactions in alumina prices. In recent years, third party markets for alumina have seen significant supply disruptions that have sent prices temporarily soaring (up to $700/t during the supply squeeze of 2018, and again, up to around $800/t in late 2024). The volatility in third party alumina markets is exacerbated by: - its role as a secondary supply source for vertically integrated producers, as supply-related issues can cause an influx of demand from buyers seeking alternate sources of alumina; and - the limited amount of supply available for third party markets. Since 2010, the proportion of alumina production sold in the global seaborne market has fallen from over 30% to around 20%. However, the volatility of alumina prices has been more subdued for most of the past few months due to recent additions to refining capacity as well as the ongoing disruption to aluminium production in the Middle East (see below) which have pushed the market into oversupply. Although alumina prices were largely at around $300-320/t in early 2026, they have since rebounded and have trended above $350/t. Prices for aluminium are even more volatile and have been prone to wider swings than alumina prices. Over the last five years, aluminium prices have traded as low as circa $1,450/t and up to as high as circa $3,850/t. It is uncertain what course aluminium prices will take in the future as inventory levels have declined to well below average historical levels (especially it is not clear how long the war and supply chain disruption in the Middle East will persist); • uncertainty over China’s participation in alumina and aluminium markets outside its borders. While the majority of China’s alumina-to-aluminium value chain operates within its borders 61

(separate from the rest of the world), China is by far the world’s largest producer of alumina and aluminium and, as a consequence, it can have a material “swing” impact on international prices for these metals. These issues have become particularly relevant in the aluminium market where China has already exceeded its self-imposed cap; • challenges in resuming smelting operations in the Middle East (around 10% of global supply), which has had a profound impact on prices for: - primary aluminium, which skyrocketed in early 2026 in response to the curtailment of capacity; and - alumina, which has been subdued as the reduction in smelting throughput pushed the third party market into oversupply (compounded further by the addition of new refining capacity); • the underlying drivers of aluminium prices are expected to change over time. While aluminium demand has traditionally been closely associated with urbanisation and industrial production, future demand is expected to increasingly come from aluminium’s role in decarbonisation (e.g. electrification, substitute for copper, etc.). It is, however, difficult to predict the pace at which the transition will occur (and its implications on demand for primary aluminium); and • increasing demand does not automatically result in higher prices over the long term. High prices (at least if sustained for some time) will generally elicit a number of market responses that typically lead (even if over time) to a moderation of prices including: - more supply with new refineries/smelters being developed or curtailed refineries/smelters that were not profitable under less buoyant price environments restarting; or - increased recycling (which would impact both primary aluminium and alumina demand). At the same time, these responses typically take some years to occur and face significant hurdles and challenges (e.g. the upfront capital cost of a new refinery/smelter, securing a reliable and affordable energy source, establishing upstream/downstream supply chains, other planning and approvals). Accordingly, forecasts of long term metal prices by industry research houses, equity analysts, economists and others tend to fall in a very wide range. There is no tight consensus. Moreover: • a number of forecasters present “base” and “upside” cases that are materially different; • available forecasts lag current market trading, often by some months; and • there is no one source that is regarded as “superior” to others. Grant Samuel’s selected price assumptions for aluminium and alumina are intended solely for valuation purposes and are not predictions of future prices. They are intended to reflect the pricing assumptions real world acquirers of the refinery and smelter assets (i.e. other industry participants) would utilise in determining the price that they are prepared to pay for the business. While the selected price ranges are relatively narrow (and consistently narrower than the range of forecasters), it is necessary for valuation purposes because otherwise the value range would be so wide as to render it of little use to shareholders in analysing the merits of the Proposed Disposal. ALUMINIUM PRICES Grant Samuel has assumed two price scenarios (all $ on a real FY26 basis) for aluminium: • the Low Case assumes an aluminium price of $3,200/t in FY27, stepping down over three years to $2,800/t and remaining flat thereafter; and • the High Case assumes an aluminium price of $3,400/t in FY27, stepping down over three years to $3,000/t and remaining flat thereafter. 62

The price assumptions compared to other forecasts and historical (in nominal terms) aluminium prices are shown below: HISTORICAL AND FORECAST ALUMINIUM PRICES Actual, nominal basis Forecast, real basis (FY26 base) 4,500 4,000 3,500 $ /t Forward curve, 3,058 3,000 High, 3,000 Low, 2,800 Consensus Economics median, 2,789 2,500 CRU Aluminium Premium, 2,419 2,000 LEGEND Consensus Economics range 1,500 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Source: Consensus Economics, Bloomberg and CRU Aluminium Premium (July 2026)40,41 The range of aluminium price projections by investment banks, brokers, economists and commodity analysts sits across a very wide range. Some analysts assume long term aluminium prices will remain at around current levels (which are high relative to historical levels) while others expect prices to fall over the next several years as current supply-demand imbalances are adequately addressed. Grant Samuel’s aluminium price assumptions are towards the top end of the market forecasts as they take into account the following factors: • the aluminium price on 31 August 2026 was approximately $3,230/t. Although it has fallen from recent highs of over $3,850/t in early June, it remains elevated compared to levels seen historically. Aluminium prices have historically been volatile and the very wide range in prices observed in recent months was in large part exacerbated by disruptions caused by the war in the Middle East. In the longer term, prices can be expected to reflect the fundamentals of underlying supply, demand and marginal costs; • the latest estimates published by brokers that follow South32 (all of which were published after the release of the quarterly production update in July 2026) suggest that the range of broker estimates tend to be skewed higher than the estimates consolidated by Consensus Economics (which canvassed 29 different brokers, economists, industry organisations and rating agencies in forming the consensus range for aluminium prices). In any event, the estimates are still across a very wide range of around $2,860-$3,530/t (with a median estimate of around $3,030/t); • the short-term outlook for aluminium price faces a number of risks: - there is limited visibility as to how long the disruption in the Middle East will persist. The conflict in the Middle East has caused a number of smelters to curtail operations and, even today, output remains well below capacity. In April 2026, some producers estimated that it may take at least a year for supply to fully recover. However, estimates could vary across the analyst community. The situation continues to evolve and the timing to recovery is inherently unpredictable; and 40 The chart has been scaled to show prices between $1,500/t-3,200/t for illustrative purposes. Since 1 January 2019, the LME aluminium price has periodically traded above and below this range. See Section 3.5 for recent history of LME Aluminium prices. 41 The Bloomberg aluminium forward curve has been adjusted for inflation (of 2.5% per annum) to reflect forward prices on a real basis. 63

- global macroeconomic conditions remain uncertain as inflationary pressures across key markets continue to weigh on the outlook. The slowdown in China’s economic growth (particularly in construction) complicates the outlook even further. On the other hand, aluminium prices have been (and should continue to be) supported by restricted supply. The ban on Russian metal has now been in place for several years and continues to exacerbate the tightness in supply of non-Russian stock. As at 30 June 2026, aluminium sourced from Russia accounted for around 95% of LME warehouse stock42; and • there is a real risk that current global smelting capacity may be insufficient to meet future requirements. Global smelter utilisation rates have been at around 90% over the last three years. The analysis is complicated by whether additional capacity can be added in China (where production has exceeded its self-imposed cap of 45Mtpa) or in other jurisdictions (which each face their own set of hurdles). The introduction of a global carbon price would have a disproportionate impact on the smelting industry (given its high reliance on fossil fuels). However, these risks are mitigated by potential market responses that should lead to a moderation in prices. Formerly curtailed smelting capacity could be brought back online. Higher prices (if sustained) may incentivise new capacity. In some instances, these responses may be government led (including in the U.S., where the federal government awarded Century Aluminum Company (“Century”) $500 million of funding to support the development of the first aluminium smelter to be built in the country in over 45 years). Exports from Hillside Aluminium are destined for various markets across Europe, Asia and North America. Likewise, a portion of aluminium production from Brazil is also exported to Europe and North America. Accordingly, the smelters (collectively) are exposed to the three primary regional price premia (i.e. Midwest premium, Rotterdam premium and Japan premium), albeit with varying degrees of adjustments (e.g. for freight). With the exception of the forecasts by CRU Aluminium Premium, Grant Samuel’s research has not identified any other available forecasts for any of the regional premia. Grant Samuel has assumed that the Midwest premium (excluding tariffs and duties) falls from $550/t in FY27 to around $250 by FY30, with regional premia in Rotterdam and Japan remaining lower at around $200/t and $140/t, respectively, reflecting the differential supply/demand balances between the regions. ALUMINA PRICES Grant Samuel has assumed two price scenarios (all $ on a real FY26 basis) for alumina: • the Low Case assumes an alumina price of around $330/t in FY27, stepping up over three years to around $380/t by FY30 and remaining flat thereafter; and • the High Case assumes an alumina price of around $360/t in FY27, stepping up over three years to around $410/t by FY30 and remaining flat thereafter. These price assumptions compared to other forecasts and historical (in nominal terms) alumina prices are shown below: 42 Source: LME, Country of Origin Stock Data, June 2026. 64

HISTORICAL AND FORECAST ALUMINA PRICES Actual, nominal basis Forecast, real basis (FY26 base) 500 450 400 High, 410 AME, 400 Low, 380 /t Consensus Economics median, 378 $ CRU Bauxite/Alumina Premium, 367 350 300 250 LEGEND Consensus Economics range 200 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Source: Consensus Economics, CRU Bauxite/Alumina Premium (July 2026) and AME (June 2026)43 Grant Samuel’s alumina price assumptions are towards the top end of the market forecasts and broadly in line with the forecasts provided by CRU Bauxite/Alumina Premium and AME. The price assumptions were premised on the following factors: • the relationship between alumina prices and aluminium prices has historically demonstrated a reasonable level of correlation (although it has been affected by temporary periods of dislocation). Although the ratio between the price for the two metals has historically been around 15-17%, alumina prices have been trading at closer to 8-9% of aluminium prices in recent months. The price assumptions used in the Low Case and High Case imply ratios that revert closer to historical levels (albeit not completely); • the latest long term alumina price estimates published by brokers that follow South32 (all of which were published after the quarterly production update in July 2026) are not dissimilar from the estimates consolidated by Consensus Economics, with most estimates clustered at around $350-390/t (which collectively implies a structural shift in the relationship between alumina and aluminium prices as the ratio at which the prices trade falls well below the historical 15-17% mark). Only two brokers (both of which are outliers to the group) assume a “normalisation” of this relationship and are projecting long term prices closer to $450/t; • the tradeable market for alumina is substantially smaller than the total size of the industry (only about 20% of alumina production is sold in the global seaborne market). Unlike most other commodities, alumina prices in the third party market are not as heavily influenced by the marginal cost of production. Rather, they are more sensitive to: - demand from vertically integrated smelters that often rely on their own inhouse supply of alumina but can be influenced by internal supply disruptions that trigger a material (and unexpected) “swing” in the balance of supply and demand; and - supply available for third party markets, which has been consistently shrinking (as a percentage of total alumina production) for over ten years. While it is difficult to predict the timing and extent of temporary swings in demand, the continued vertical integration of alumina refineries could have negative implications for available supply in the third party markets and inevitably place upwards pressure on prices. At the same 43 The chart has been scaled to show prices between $200/t-550/t for illustrative purposes. Since 1 January 2021, the Platts FOB Australia Alumina index has periodically traded above and below this range. See Section 3.5 for recent history of alumina prices. 65 time, the available refining capacity in China can also step in to relieve supply pressures (thereby relieving some of the pressure for potential price peaks within the system); • in the case of those alumina refineries that are principally focused on third party markets, current levels of alumina prices of around $350-360/t have rebounded from the lows seen earlier in the year (of around $300-320/t) but are still unlikely to be sustainable. At least 20% of global refining capacity would be unprofitable if prices remained at these levels and an even larger proportion would come under financial pressure once capital requirements are taken into account (albeit the extent of this may be less pronounced given the vertically integrated nature of some of these operations). Although the influx of new capacity is expected to continue weighing on alumina prices, these shifts in the balance between supply and demand (if prolonged) may trigger a market response (e.g. capacity curtailment) that would bring prices back to more sustainable levels; and • the outlook for alumina remains positive, albeit with diverging implications in the: - short to medium term, with alumina prices expected to remain under pressure with the recent commissioning of new refinery capacity as well as the ongoing smelter curtailments in the Middle East, which is a key import hub for third party alumina. New refinery developments (e.g. Guinea and Indonesia) are likely to weigh on prices further; and - long term, where the demand outlook is expected to be stable (partly due to the nature of aluminium smelters which means that it is difficult to flex throughput and hence, demand for alumina) and underpinned by the growing demand for primary aluminium. Taking all of these factors into consideration, Grant Samuel believes that long term real alumina prices of around $380-410/t are a reasonable basis for valuation purposes. Inflation The DCF model is in nominal dollars (as is the discount rate). Accordingly, an inflation factor has been applied to all forecast dollar values that are in “real” terms (including commodity prices and costs). Grant Samuel has assumed a U.S. dollar inflation rate which falls from 3% in FY27 and FY28 to 2.5% in FY29, remaining flat at that level for the remainder of the projection period. While the long term rate is above the U.S. Federal Reserve’s target of 2%: • headline inflation has been on the rise over the last several months, reaching an annual inflation rate of over 4% in May (marking the highest level since early 2023) although the latest reading in June retreated to around 3.5%; • the inflation rate implied by the pricing of U.S. inflation adjusted treasury bonds suggests rates that are higher than the current target; and • it is not unreasonable to assume that with the inflation “genie” now out of the bottle it will be challenging to return to the lows of the pre pandemic era, particularly as household expenditure continues to move towards services over goods and wage inflation (which has been largely absent for the last decade) works its way through the system. The Aluminium Business’s costs are assumed to increase at the local long term inflation rates. In the case of Australia, the inflation rate is assumed to mirror that in the U.S. and step down from 3% in FY27 and FY28 to 2.5% by FY29. Australian 10 year bond rates are not materially dissimilar from those in the U.S. (around a 0.1% differential) as are the implied inflation rates from inflation adjusted bonds. Inflation rates for Brazil and South Africa are assumed to be higher over the projection period and start at around 4% in FY27 and FY28, before stepping down to 3% in FY29 and remaining flat at that level. Currency The Aluminium Business has been valued in U.S. dollars as benchmark prices for alumina and aluminium are denominated in U.S. dollars. South32 uses U.S. dollars as its presentation currency. 66

Accordingly, the costs for each asset (e.g. bauxite production costs, refinery costs, smelting costs, general and administrative costs, etc.) that are initially denominated in local currency have been converted into U.S. dollars to calculate $ denominated cash flows (which are then discounted to calculate $ NPVs). Certain costs may be affected by the ultimate destination of the production (e.g. carbon costs, which in some cases are denominated in euros). For this purpose, Grant Samuel has assumed a flat exchange rate of A$1=US$0.70 and €1=US$1.15. Due to the differential inflationary outlooks between Brazil and the U.S., the exchange rate (i.e. R$=US$0.19) is assumed to depreciate by 0.5% per annum (equivalent to the long term inflation differential). Likewise, the exchange rate adopted for the South African assets (i.e. ZAR16.20=US$1) is also assumed to depreciate by 0.5% per annum. Discount Rate Projected cash flows have been discounted to present values at a nominal after tax discount rate in the range 10.5-11.5%. This rate represents an estimate of the systematic riskiness of aluminium and alumina assets of the Aluminium Business, determined by estimating the rate of return required by marginal investors in these assets. The rate is an estimate of the weighted average cost of capital and has been applied to expected future ungeared after tax U.S. dollar cash flows. This discount rate implies a real rate of approximately 7.8-8.8% (assuming a 2.5% long term inflation rate). Some may consider this rate as high but the discount rate reflects: • the clear market evidence of relatively high betas for participants in the aluminium (and alumina) industries; and • the recent rise in benchmark 10 year U.S. Treasury Bond yields (up by approximately 0.5% since March 2026). The basis for the selection of the discount rates is set out in Appendix C. Other Other operational and specific assumptions used in the DCF models (i.e. for projected cash flows from 1 July 2026 onwards) are set out in the relevant valuation sections. 6.4.2 Worsley Alumina Summary Grant Samuel has valued South32’s interest in Worsley Alumina in the range $1,376-1,548 million (or $1,600-1,800 million on a 100% basis). The valuation reflects the value of the integrated bauxite mining and alumina refinery operation. Scenarios and Assumptions The valuation of Worsley Alumina is based on bauxite production scenarios developed by AMC as well as other operating assumptions developed by Grant Samuel. AMC considered the bauxite production scenarios provide a range of plausible scenarios to assess the long-term potential of the Boddington Bauxite Mine, albeit with Scenarios B and C incorporating increasing uncertainty and risk (e.g. in relation to access to, and quality of, third party ore, future environmental approvals and, in the case of Scenario C, limited technical work). In this regard, Scenario A is a conservative case based on the current approved mine plan for the Boddington Bauxite Mine. It is premised on mining principally just the identified mineral resource at the mine and assumes no further life extension for either the bauxite mine or the alumina refinery beyond FY38. Only around 20% of the total mineral resource deposit is assumed to be extracted. However, Scenario A (in isolation) risks vastly understating the underlying value of Worsley Alumina as: 67 there are opportunities to enter into commercial arrangements to access additional third party ore. These sorts of commercial arrangements have been undertaken in the past. In any event, there remains some time for South32 to progress any necessary studies to better optimise its mine plan to extend the mine life beyond FY38. As South32 is a vendor rather than an acquirer, it is incumbent on the expert to ensure the full potential value (risked appropriately) is recognised. While ore from these third party deposits does not form part of South32’s existing resource base (i.e. by definition, not JORC-compliant), it provides an indication of the value potential of Worsley Alumina beyond the operating life contemplated in Scenario A. Accordingly, both Scenarios B and C (both of which rely on third party ore for a meaningful share of production) have also been included in the DCF analysis. While neither of these scenarios are “production targets”, they have been included to provide an indication of the long-term potential of the asset. The valuation assumptions are summarised below (all costs are presented on a real FY26 basis). SCENARIO A Scenario A includes the following assumptions: Mining at existing areas is assumed to decline over four years, with mining operations at: • Marradong and Marradong West, set to conclude by the end of FY28; and • Saddleback set to gradually step down to nominal levels by the end of FY30. The loss of bauxite ore from these areas will be replaced by ore from reserves unlocked by the mine expansion project, with first ore expected from Nullaga by mid-FY27, Hotham North by late FY31 and Hotham West by FY36. Together, these new mining areas are expected to account for the majority of bauxite output over the projection period (just over 65%). Over 90% of ore mined is assumed to be greenstone ore, with a relatively small proportion from granitic ore (most of which is mined in the last two years of operations). The ramp-up and ramp-down of operations across the different mining areas is expected to be managed to maintain annual ore mining rates of around 17.5-18Mtpa. Average unit mining cost is around $11.5/t over the mine life, with unit costs declining after FY28 once mining reaches the new mining areas but progressively climbing back up towards the end of the mine plan. Improved grades from these new mining areas support a slightly improved bauxite conversion ratio of around 3.8 times compared to recent historical levels. Moreover, quartz content remains generally within the required specifications and stays at around 3% before increasing to approximately 6% by the end of the mine life (i.e. assumed refinery upper limit of 6%); alumina sales are a product of: • alumina production; and • realised price (including any relevant product premia). Alumina production steps up marginally from around 4.5Mt in FY27 to reach nameplate capacity of 4.6Mtpa in FY28, remaining at that level through to FY31. The increase in alumina production from recent historical levels (closer to 95% of nameplate capacity between FY23 and FY26) reflects the improved bauxite availability and ore grades following the approval of mining operations in the new mining areas in Nullaga and Hotham North. After FY31, alumina production is assumed to increase to 4.7Mtpa (remaining at those levels through to FY37) before stepping down to 3.6Mtpa in FY38 and ceasing thereafter. 68

All alumina is sold at benchmark alumina prices but, in most instances, can attract an additional 1% price premium depending on ore characteristics (i.e. oxalate and quartz content); operating unit cost of alumina (ex-closure costs) over the projected period of around $305/t. Operating unit costs change as mining areas and haulage distances change and higher quartz ore is processed at the refinery. They trend down over the first five years, largely attributable to: • reduced bauxite mining costs; • lower caustic soda consumption due to lower levels of reactive silica content in ore; and • other continuous improvement initiatives. The improvement in costs during this period more than offsets the step-up in energy consumption costs, particularly with the conversion of its remaining coal-fired boiler and multi-fuel cogeneration facilities to enable them to also process gas (at around A$9/GJ). The conversion to gas is necessitated by the anticipated loss of its coal supply following the expiry of the State Government of Western Australia’s financial support for Griffin Coal. Following the depletion of higher grade bauxite ore, operating unit costs (ex-closure costs) then step up between FY34 and FY36, before rising again in FY37 due to the changing mix of ore input (i.e. more granitic). Carbon costs are expected to step up over the projection period (from less than $10 million per annum to around $40 million by FY37), reflecting the anticipated emissions profile of the business over that period and projected carbon prices, which are assumed to grow from around A$35/t of carbon emissions in FY27 to over A$80/t of carbon emissions by FY37 (broadly in line with estimates by industry analysts and market commentators). These costs translate to around $1/t of ore in FY27 to just under $10/t of ore by FY37. No allowance has been made for the lease payments for the multi-fuel cogeneration facilities as it is included in debt; capital expenditure of $1.7 billion, which comprises: • development capital spend of around $550 million, relating to upfront investment required to access the deposits at Nullaga and Hotham North; • various upgrades to mine infrastructure and equipment of around $400 million, including the conversion of the last remaining coal-fired boiler and multi-fuel cogeneration facilities as well as additional bauxite residue disposal areas; and • recurring sustaining capital spend of around $60-70 million per annum. Due to the nature of the spend, the vast majority of the capital expenditure is assumed to be incurred in the first five years of the projection period; other cash flows including: • closure and rehabilitation costs of approximately $2 billion, which includes ongoing spend (at nominal levels) and nearly all spend incurred in the first five years following the ceasing of mining and refinery operations in FY38; • working capital, which is calculated based on around four weeks sales and around six weeks payables; and corporate tax rate of 30%. SCENARIO B Scenario B represents a life extension scenario that extends the economic life through to FY48 and takes into account: 69 an additional 185Mt of bauxite ore production (to a total of 395Mt over the projected period), the majority of which will be sourced from adjacent land owned by third parties that have larger remaining endowments of greenstone ore that are more suitable for Worsley Alumina’s existing refinery infrastructure. Access to the incremental ore allows: • bauxite ore mining rates to remain at around 17.5-18Mtpa over the extended mine life; and • alumina production rates to remain broadly consistent, improving from 4.6Mtpa in FY27 to 4.7Mtpa by FY31. Greenstone ore still accounts for the majority of ore mined (around 80%), but with its contribution falling to just under half of ore mined from FY41 onwards; a step-up in operating unit cost of alumina (ex-closure costs) to around $320/t over the projection period (around 5% higher than in Scenario A), with lower operating unit costs in the initial years of the mine plan and higher costs in the latter years. Operating costs are expected to increase over time as haulage distances increase, higher quartz ore is processed and third party bauxite volumes are introduced. Carbon costs are also higher in Scenario B, with the Safeguard Mechanism assumed to end from FY40; incremental capital expenditure of around $930 million (up to a total of $2.6 billion over the projected period), with the majority of the increase relating to additional years of recurring sustaining and maintenance capital spend as well as ongoing capital dedicated to the bauxite residue disposal areas for the additional years of operations and the consequent increase in total production; and closure and rehabilitation costs of around $2 billion, albeit timing of the vast majority of spend (other than nominal ongoing costs) is now deferred to after mining and refinery operations cease in FY48. SCENARIO C Scenario C represents an “extension” scenario to Scenario B which takes into account conceptual studies that consider the additional investment required to transition to granitic ore that extends operating life of Worsley Alumina for another four decades through to around FY90. This scenario is premised on: an additional 760Mt of bauxite ore production (to a total of over 1,150Mt over the projected period). The total ore mined exceeds Worsley Alumina’s existing resource base as it includes over 700Mt of third party ore in the plan (of which around 500Mt is accessed after 2060 as current studies suggest that third party ore remains more economical to process than owned ore); operating unit cost of alumina (ex-closure costs) of around $350/t over the projection period. Operating costs vary depending on the sequencing of new mining areas and haulage distances (generally longer as the mine plan progresses). Maintenance costs are expected to increase given the length of the mine plan and the age of existing infrastructure. Average carbon costs per annum are also higher than Scenario B because of the longer operating life; incremental capital expenditure (excluding sustaining capital) of around $5 billion over and above Scenario B to be incurred over the projection period to FY90 due to the need for further mine development capital, modifications to the refinery equipment to accommodate the granitic bauxite ore (which has higher quartz content) and other infrastructure (e.g. expansion of bauxite residue disposal areas); and broadly consistent closure and rehabilitation costs of around $2 billion, albeit timing of the vast majority of spend (other than nominal ongoing costs) is now deferred to after mining and refinery operations cease around FY90. The following chart shows the bauxite ore volumes assumed to be produced by Worsley Alumina across the three scenarios (with incremental ore volumes from Scenarios B and C represented by the hatched shading with solid lines): 70

WORSLEY ALUMINA (100% BASIS) – FORECAST BAUXITE ORE AND ALUMINA PRODUCTION 35 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 4.7 5.0 4.7 4.7 4.6 4.6 4.7 4.7 4.7 4.7 4.7 4.7 4.5 4.6 4.6 4.6 4.6 30 4.6 4.5 3.6 4.0 25 3.5 (Mt) 0 8 8 8 8 8 9 8 4 4 5 . . 5 9 . . . 9 . 9 3 . 2 0 4 . 0 0 4 . . . . . . 3 . 7 7 8 8 . . . 4 . . . . . (Mt) 1 . . . . . 18 19 3.0 20 17 . 17 17 17 17 17 17 18 18 18 17 18 17 18 18 18 18 18 18 18 18 18 18 18 18 18 18 mined 2.5 produced 15 Ore 2.0 10 1.5 Alumina 1.0 5 0.5 0 - FY27 FY28 FY29 FY30 FY31 FY32 FY33 FY34 FY35 FY36 FY37 FY38 FY39 FY40 FY41 FY42 FY43 FY44 FY45 FY46 FY47 FY48 FY49 FY50 ... FY85 FY86 FY87 FY88 FY89 FY90 Ore produced - Scenario A Incremental ore from Scenario B Incremental ore from Scenario C Alumina produced - Scenario A Alumina produced - Scenario B Alumina produced - Scenario C Source: AMC analysis OTHER CONSIDERATIONS Another key variable to the value of Worsley Alumina is its ability to secure an affordable and reliable supply of gas, which will become increasingly more important following the anticipated conclusion of its coal supply agreements and transition to gas (i.e. conversion of last remaining coal-fired boiler and multi-fuel cogeneration units). Wholesale gas prices in Western Australia have historically been relatively stable. Between 2013 and 2020, prices have generally been within a relatively narrow range of around A$4-5/GJ. The stability of prices is largely attributable to the domestic gas reservation policy operated by the State Government of Western Australia and the strong wave of investments in LNG infrastructure and consequently domestic gas processing capacity. However, wholesale gas prices have trended upwards since 2020. The upwards pressure on prices was caused by a number of factors including falling production from low cost, maturing fields (e.g. North West Shelf), shortages of coal (accelerating the shift towards gas) and operational interruptions across a number of gas processing hubs. The surge in demand coupled with interrupted (and reduced) gas supply sent gas prices above $10/GJ in mid-2023. Although prices have subsided since then, they remain higher than levels seen historically and have been generally at a range of around A$6.5-7/GJ over the last several months (albeit with some observations of contracts exceeding A$8/GJ44). Although it is difficult to definitively project the future trajectory for wholesale gas prices, the risk appears to be on the upside as: many legacy gas fields are expected to decline over time as reserves are depleted; major new industrial consumers of gas are expected to come online in the next several years (e.g. the Perdaman urea plant); and absent any major new sources of supply, the State Government’s domestic gas reservation policy is expected to be less effective in containing gas prices from rising over the longer term. 44 Source: Energy Matrix Group, gasTrading Spot Market™. 71

While supply currently still exceeds demand, AEMO has flagged that the increasing risk of being in a net deficit as early as 203045. An independent study echoes a number of these risks and, based on their long term forecast gas price projections for industrial users, suggest that that prices are expected to continue trending upwards and, in the long term, are projected to climb to around A$10/GJ (albeit its downside case suggests it could reach as high as A$11/GJ)46. Other market analysts have also flagged increases from current levels (for similar reasons) but not to the same extent (closer to A$9/GJ). Accordingly, Grant Samuel has considered various operating scenarios based on different long term gas prices (i.e. trending up from current spot levels to long run gas prices of between A$9/GJ to A$10/GJ). No scenario assumed an extension to existing coal supply arrangements as the likelihood of any such extension remains low at this stage in light of the State Government of Western Australia’s commitment to exiting state-owned coal by 2030 (which was, in large part, the primary driver of its decision to extend financial support to the company by an additional five years in early 2026). NPV Outcomes Grant Samuel’s selected value range of $1,600-1,800 million for Worsley Alumina (on a 100% basis) reflects a subjective balancing of the scenarios and a view that the appropriate discount rate to apply is 10.5-11.5%. The NPV outcomes for each of the operational scenarios under two different commodity price trajectories is presented below: WORSLEY ALUMINA (100% BASIS) – NPV OUTCOMES (AT 10.5-11.5% DISCOUNT RATE) Value Range ($1,600 - 1,800 million) A A$9/GJ gas SCENARIO A$10/GJ gas B A$9/GJ gas SCENARIO A$10/GJ gas C A$9/GJ gas SCENARIO A$10/GJ gas - 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 2,200 2,400 Net Present Value ($ millions) Low Case High Case Grant Samuel has considered the NPV outcomes for all the scenarios in determining its value range for Worsley Alumina. However, the weight given to each scenario in considering the value range was subjective and not capable of being expressed in percentage terms. Scenario A represents a conservative scenario that prioritises the remainder of the accessible greenstone ore that is still economic to extract. It does not fully attribute value to the vast resource potential of the bauxite mine nor any further life extension opportunities at the alumina refinery. In many respects, it represents a “floor” to the value of Worsley Alumina. The very wide range between the NPV outcomes under the different price paths illustrates the very low operating margins for Worsley Alumina under the Low Case (especially in the latter years). Accordingly, a $30/t increase in long-run alumina prices (in real terms) has a 45 Source: AEMO, Western Australia Gas Statement of Opportunities, December 2025. 46 Source: ACIL Allen, Gas, liquid fuel, coal and renewable gas projections, 25 February 2025. 72 substantial impact on NPV outcomes (and particularly so for the subsequent scenarios that assume longer economic lives). The challenge, however, is determining the value of the asset beyond FY38 given that it is largely granitic ore (rather than the greenstone ore currently being mined). Processing increasing concentrations of granitic ore is expected to require increased maintenance costs or equipment upgrades. The current mining lease is valid through at least 2045 and there are opportunities to extend the mining lease (and associated State Government and environmental licences) further. Studies are underway to consider alternatives (which involve varying levels of upfront capital commitments and execution risk), including: entering into various commercial arrangements with adjacent landowners to access third party bauxite ore (most of which is greenstone ore) to extend the mine life to FY48 (Scenario B); and extending the mine life even further by committing to an upgrade of refinery equipment to accommodate granitic ore feed (Scenario C). Both alternatives (as currently designed) will require South32 to secure third party bauxite ore supply on economic terms that will ultimately affect the production profile (and resulting cost structure) for Worsley Alumina. Under both scenarios, access to these third party bauxite ore resources (at meaningful levels) will need to commence in earnest within the next ten years. In this context, caution is warranted as ore from these deposits does not form part of South32’s existing resource base and there is no certainty that it will be successful in negotiating adequately acceptable terms for its access. At the same time, there are incentives for counterparties to enter such arrangements as the ore in those areas may be surplus to their needs or less suitable for their refineries (e.g. greenstone vs granitic). These sorts of commercial arrangements have been undertaken in the past. In Grant Samuel’s view, a hypothetical buyer of the asset would be prepared to agree to terms that recognise some of the value upside from the vast resource potential and optionality for further development at Worsley Alumina (albeit risked). These opportunities, if successful, would enable continued operations well beyond the scope of the current envelope of the mine plan. Worsley Alumina has a long and established record of securing such mine life extensions (and expansions) as well as successfully identifying new mineral resources and converting the resource to reserves in its mine plan. Accordingly, it would make sense to reflect this potential in the NPV analysis given the purpose of this report. By way of example, the NPV outcomes for Scenario B are at least $600 million higher than that for Scenario A. The NPV outcomes for Scenario C (which has a much longer mine life) are lower than Scenario B by approximately $400-700 million. This reduction reflects the significant capital expenditure currently assumed to facilitate the shift from greenstone ore to granitic ore as well as the higher operating costs. While the studies that sit behind it are conceptual (and, in many respects, dictated by the extent needed for the nearer-term planning horizon), there are strong incentives to continue refining the work already completed to date as the incremental value of further mine life extensions could be substantial. For example, there is an additional NPV of around $150-200 million for two additional decades just by deferring closure and rehabilitation costs). Taking these factors into account, Grant Samuel believes that NPV outcomes produced by the DCF analysis support a value range for Worsley Alumina of $1,600-1,800 million (on a 100% basis). The value range sits well above the NPV outcomes for Scenario A, which does not capture the potential to extend the economic life of Worsley Alumina beyond the current mine plan. While both Scenarios B and C capture some of this upside, each of these two scenarios involve a degree of uncertainty attached to the third party commercial arrangements necessary to realise these outcomes. On the other hand, there is considerable optionality in such a huge resource base coupled with time available to explore numerous alternative ways to exploit it. The selected value range reflects a balancing of these opportunities and risks. 73

GRANT SAMUEL

In selecting the value range, Grant Samuel has also taken into account other valuation parameters such as implied multiples of EBITDA and production capacity which would be unreasonably low (with respect to market benchmarks) at a lower value range.

Valuation Cross Checks

Grant Samuel has valued Worsley Alumina in the range $1,376-1,548 million. The value range implies the following valuation parameters:

WORSLEY ALUMINA – IMPLIED VALUATION PARAMETERS

	VARIABLE	RANGE OF PARAMETERS	
		LOW	HIGH
Value range ($ millions)		**1,376**	**1,548**
Multiple of EBITDA	*$ millions*		
FY25 EBITDA (South32 share)	795	1.7x	1.9x
FY26 EBITDA (South32 share)	181	7.6x	8.6x
5 year historical average EBITDA (South32 share)	424	3.2x	3.6x
Multiple of production capacity	*Ktpa*		
Share of production capacity	3,956	$348/t	$391/t

There is limited comparable transaction evidence for earnings multiples for alumina producers in Australia in recent years. Despite these limitations, there are several other benchmarks (primarily implied capacity multiples) that can be considered.

The Worsley Alumina transaction in 2018 would be, in most circumstances, the obvious benchmark for value. However, the very high multiples (in excess of $900/t) are an outlier and reflected the highly strategic nature of the transaction as Press Metal pushed into a vertically integrated model to secure raw material supply. The high price paid for the interest may also have been driven by the supply squeeze at the time that sent alumina prices to record highs (and may have impacted its historical EBITDA multiples). On this basis, Grant Samuel has placed little weight on this particular transaction in the assessment of value of Worsley Alumina in the current market environment.

Other recent transactions for large scale alumina producers provide some helpful "bookends" to assess whether the valuation parameters for Worsley Alumina are in the right "ballpark". In this context, the capacity multiples implied by the value range (of around $348-391/t) are generally lower than these comparable benchmarks due to:

- the finite period of high confidence and "bankable" greenstone bauxite ore production;
- uncertainty as to the achievability of the commercial terms of third party supply to extend economic life beyond FY36;
- uncertainty as to the refinery's underlying economics if and when mining transitions to granitic ore (which would require substantial capital investment and/or higher ongoing costs); and
- anticipated deterioration in unit operating costs as the refinery will likely become increasingly reliant on third party ore to "buy time" at least until a longer term solution to extend the mine life well beyond the current mining lease term can be identified and developed.

"Through the cycle" earnings (using the five year historical average EBITDA) implied by the value range is also much lower than the comparable benchmarks as Worsley Alumina has benefited from two strong years of financial performance in that period (i.e. in FY22 and again in FY25, when alumina prices skyrocketed up to around $800/t).

Most of the other transaction benchmarks occurred at higher capacity multiples but, unlike Worsley Alumina, they did not face the same degree of uncertainty as they were often more diversified (in different

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ways) which meant that they had multiple available avenues to insulate long term earnings from issues affecting individual operations. For example: the Alunorte refinery transaction in early 2023 occurred at higher multiples (around $574/t) that reflected its scale (the largest alumina refinery outside China) and competitive cost structure (first quartile in the global cost curve). Unlike Worsley Alumina, the refinery had multiple supply sources for bauxite ore, including the Paragominas and Trombetas bauxite mines (both large scale mines with established track records as well as expansion and mine life extension opportunities); and the Alumina Limited transaction in 2024 also occurred at higher multiples (around $462/t, or $654/t excluding San Ciprián and Kwinana). In many respects, it is also directly comparable to Worsley Alumina given the adjacent operations in Western Australia. However, the higher multiples likely reflected its scale and much more diversified portfolio of alumina refineries across the world. An implied capacity multiple for Worsley Alumina below these reference transactions appears to be reasonable notwithstanding the attractive qualities of the asset. Taking all of these factors into account, Grant Samuel considers the implied multiples for Worsley Alumina to be reasonable. 6.4.3 Hillside Aluminium Summary Grant Samuel has valued South32’s interest in Hillside Aluminium in the range $1,900-2,100 million. Scenarios and Assumptions SCENARIO A The valuation of Hillside Aluminium is based on operating scenarios developed by Grant Samuel. The valuation assumptions are summarised below (all costs are presented on a real FY26 basis and, unless otherwise noted, are based on the Low Case of alumina prices). Scenario A is premised on the smelter operating only up until the current power supply agreement with Eskom concludes in 2031. For Scenario A, the DCF model assumes the following: total aluminium production of around 720ktpa in FY27 and FY28 (in line with nameplate capacity) before gradually stepping down over the next five years, to around 710ktpa between FY29 and FY31 (due to an assumed increase in load shedding events) before ceasing operations in early FY32. Realisable price is based on the LME Aluminium price and subject to adjustments (e.g. regional premium, other freight and handling adjustments) depending on the product destination. Around 70-75% of production is sold into export markets over the projection period, specifically into: • Europe (around 40% of exports), which takes into account the Rotterdam premium; • Asia (around 30% of exports), which takes into account the Japan premium; and • North America (around 30% of exports), which takes into account the regional Midwest Premium less an adjustment for transport and delivery costs. A very small proportion (less than 1%) of production is premium high-purity grade and commands an additional premium over the benchmark. The remainder is sold as either liquid or solid primary aluminium in domestic markets, for which the realised price is principally tied to a basket of global premiums (albeit adjusted for export sea freight costs and another minor adjustments for product quality and handling charges); 75 operating unit costs (ex-closure costs) increase steadily from $2,400/t in FY27 to $2,500/t by FY30 before gradually declining over the next two years to $2,300/t as operations are wound down. The largest contributors to operating unit costs are: • power, which is based on the existing power supply agreement with Eskom that is due to expire in 2031. Hillside Aluminium consumes around 10,000 GWh of electricity annually. Under the existing agreement, electricity tariffs are denominated in South African rand and escalates by an additional 1.25% above inflation per annum; • alumina, which is sourced from Worsley Alumina at benchmark alumina prices plus a 1% premium (see Section 5.2.1). Approximately 1.4Mtpa of alumina is required to support aluminium metal production rates; • fixed costs, which largely related to on-site maintenance, labour and functional costs; and • other raw material ingredients (e.g. coke and pitch), which account for less than 15% of operating unit costs in each year. Carbon costs are not material over the smelter’s operating life (stepping up from less than $10 million in FY27 to around $25 million by FY31) and comprise a mix of domestic carbon costs and CBAM costs that arise from exports destined for Europe. Under the High Case for commodity prices (particularly as it relates to the cost of alumina supply), operating unit costs are approximately $60/t higher over the projection period (i.e. as approximately two tonnes of alumina are consumed in the production of one tonne of aluminium); capital expenditure of around $350 million over the projection period of which: • around $120 million is in relation to the replacement of pot tending assembly cranes (all of which is incurred between FY28 and FY30); and • around $230 million is in relation to ongoing sustaining and maintenance capital spend (around $40 million per annum); other cash flows including: • closure and rehabilitation costs of approximately $270 million, which includes a nominal amount of recurring spend but most of which is incurred in the years immediately after the smelter ceases operations; and • working capital, which is calculated based on around four weeks sales and four weeks payables; and corporate tax rate of 27% as well as an allowance for dividend withholding taxes (at a rate of 5% of net profits). OTHER OPERATING SCENARIOS Under the current government policy settings, Hillside Aluminium is eligible for non-standard electricity tariffs under the “negotiated price agreement” framework only until 2031. These tariffs are at a substantial discount to “retail” power tariffs. The discount also reflects the value of the service provided by the smelter to absorb a set number of “load shedding” events per year. Any further extension to the “negotiated price agreement” is subject to negotiations with Eskom and may also require a possible change in policy settings by the government. The original policy was introduced in 2021 and only contemplated a term of ten years. Absent any policy change to effect the extension of the current framework (at least in substance), Hillside Aluminium will be unlikely to operate sustainably if there is a significant step-up in electricity costs. However, given its central role in enabling South African industry as well as the government’s recent efforts to provide financial relief to smelters in adjacent industries (e.g. ferrochrome), it is not unreasonable for a valuation of Hillside Aluminium in the current environment to consider operating scenarios that are premised on continued operations beyond 2031. 76

In Grant Samuel’s view, a hypothetical seller would be unlikely to part with its interest in Hillside Aluminium without the recognition of the potential value of further extensions. Likewise, a hypothetical buyer would likely accept an assumption on this basis (albeit discounted to reflect the policy risk and other commercial risks involved). On this basis, the key assumptions underlying each of the scenarios considered are outlined below: HILLSIDE ALUMINIUM – DCF SCENARIOS SCENARIO DESCRIPTION Scenario A As above. Scenario B Scenario A, except the operating life of the smelter is extended for an additional four years to FY35, during which aluminium production is maintained at around 710ktpa over the incremental years. The life extension is principally due to the extension of the power supply agreement with Eskom for which electricity tariffs are assumed to continue increasing at 1.25% above inflation per annum. Sustaining capital expenditure over these additional years is slightly lower at around $25 million per annum. Scenario C Scenario A, except the operating life of the smelter is extended for an additional nine years to FY40, during which aluminium production is sustained at around 710ktpa through to FY35 before gradually stepping up to around 725ktpa due to improved plant availability (i.e. less “load shedding”). The life extension is enabled by the entry into new renewable power supply arrangements following the expiry of the existing agreement with Eskom. Under the new arrangement, renewable power will begin ramping up in FY32 and account for up to 50% of Hillside Aluminium’s electricity consumption needs by FY35. Under the new power supply agreement, the blended electricity tariff assumes: - grid tariffs that escalate at 5% per annum above inflation (reflecting the reduced consumption commitments and retirement of grid baseload capacity); and - renewable tariffs that are broadly in line with the grid tariffs to-date and escalate at inflation over the remainder of the contracted period. Smelting operations are still assumed to cease after FY40 due to a material step-up in carbon costs. Scenario D Scenario C, except the rollout of renewable energy is slower than anticipated and reaches only 30% of total power consumption by FY35 (in line with Eskom’s rollout target by 2035), remaining at that level for the remainder of the projection period. Scenario E Scenario C, except electricity tariffs for renewable energy under the new power supply agreement is higher by 10% over the projection period. Scenario F Scenario C, except electricity tariffs under the new power supply agreement is set at 87.74c/kWH (in line with the interim tariff approved by the South African energy regulator to provide tariff relief to two ferrochrome smelters in January 2026). NPV Outcomes Grant Samuel’s selected value range of $1,900-2,100 million for Hillside Aluminium reflects a subjective balancing of the scenarios and a view that the appropriate discount rate to apply is 10.5-11.5%. The NPV outcomes for each of the operational scenarios under two different commodity price trajectories is presented below: 77

HILLSIDE ALUMINIUM (100% BASIS) – NPV OUTCOMES (AT 10.5-11.5% DISCOUNT RATE) Value Range ($1,900 - 2,100 million) Scenario A Scenario B Scenario C Scenario D Scenario E Scenario F 1,100 1,300 1,500 1,700 1,900 2,100 2,300 2,500 2,700 2,900 Net Present Value ($ millions) Low Case High Case The NPV outcomes fall across a relatively wide range, illustrating the sensitivity of outcomes to key value drivers such as (in no particular order): benchmark aluminium prices (albeit in part mitigated by the “natural hedge” of alumina prices, for which the price relationship is assumed to move back towards historical levels); remaining life of the smelter; and operating costs, namely the cost of electricity. Scenario A represents a conservative outcome. It is premised on Hillside Aluminium operating only for the remaining tenor of its existing power supply agreement, with no allowance for further renewals or extensions beyond 2031. On the other hand, Scenario B represents a more optimistic outlook built on extending the existing power supply framework for an additional four years to FY35 (which is when South32 is targeting to halve its operational Scope 1 and 2 emissions). It does not explicitly contemplate a meaningful shift towards renewables. While maintaining the status quo can be viable for some time, it is likely to become increasingly problematic to sustain continued operations at the smelter. Eskom is expected to retire around 15GW of coal-fired power capacity by FY3547 (which represents nearly 30% of the nation’s power generation capacity). Absent a coordinated rollout of new generation capacity, the reduction in capacity is likely to place further pressure on the grid and result in more “load shedding” events as the structural deficit between peak demand and baseload generation widens. In this regard, the status quo is likely to become an unviable outcome for the smelter beyond FY35. Rather, new power generation capacity in the form of renewables (e.g. wind or solar) or nuclear will be needed to protect the reliability and integrity of the national grid as the legacy base of coal-fired power stations are retired. The Government of South Africa is already exploring a range of solutions to address these issues and has published the Integrated Resource Plan 2025 setting out its roadmap. Scenario C illustrates a positive outcome from the collaboration between South32 and Eskom to integrate affordable wind, solar and firming capacity into the grid. These efforts, if successful, would allow Hillside Aluminium to continue operating well beyond 2031. The remaining scenarios are also premised on positive outcomes from these discussions, but take into account a number of risks and variables such as: the ability of Eskom (or the private sector) to roll out renewable energy alternatives in a timely manner given the sheer scale of capital and investment required (Scenario D); 47 Source: South Africa Department of Electricity and Energy, Integrated Resource Plan, October 2025. 78

the financial terms of any long-term power purchase agreement (Scenario E); and the possibility of a nation-wide “smelter tariff” (Scenario F). While this scenario is not necessarily implausible given the significant operating uncertainty industrial users will be subjected to as the country goes through the transition of modernising its energy infrastructure, the government is unlikely to grant a “free lunch” or windfall to smelters (noting that large industrial users already offer other operational benefits to the grid, such as absorbing the impact of “load shedding”). At the same time, an argument could be made that value is “left on the table” by not attributing any value beyond 2040. However, there are real practical limitations that will weigh on the economics of the smelter operating beyond that point: the smelter would have been operating for around 45 years at that time. While there are plenty of examples globally of aluminium smelters operating well past that age, there are also just as many instances of owners experiencing the challenges of maintaining such assets on economically viable terms. By way of example, the Bayside aluminium smelter was operational for just over 40 years; significant capital will be required for maintenance and upkeep of the ageing equipment (e.g. pot tending assembly replacement, etc.). Any transformational investment to “reset the clock” will require major commitments of capital as well as further refinements to the project economics and technical studies (which have not been undertaken); technology competitiveness would likely weigh on Hillside Aluminium’s viability beyond FY40. By way of example, the smelter currently operates at approximately 366kA (a proxy for production rate) while modern aluminium smelters are typically designed to operate at significantly higher amperages of around 400-600kA and benefit from automation, energy efficiency, and other advances in operating performance. The gap would likely widen even further by 2040; and carbon costs are expected to continue rising and, given the significant reliance of the South African electricity grid on coal-fired power, will impact Hillside Aluminium’s earnings. While the grid transition is part of the solution, carbon permits will likely account for a substantial share of the balance. These issues are not unique to Hillside Aluminium. Most of the major aluminium producers also have similar net zero targets in place (with many, including Alcoa, targeting net zero by 2050). In isolation, each of these could perhaps be surmountable. However, the collection of challenges that are expected to weigh on Hillside Aluminium’s future (coupled with the information available today) mean that it is difficult to project continued operations beyond FY40 with confidence. In this respect, the sovereign risk of investment in South Africa is captured through the limited time frame assumed (maximum 14 years). Taking these factors into account, Grant Samuel believes that NPV outcomes produced by the DCF analysis support a value range for Hillside Aluminium of $1,900-2,100 million. The value range is well above the NPV outcomes for Scenario A (which represents a conservative scenario) and sits towards the middle of the range of NPV outcomes for Scenarios C, D and E to reflect the expectation that a viable power supply solution for the industry can be achieved (albeit with more work to be done). Scenario F is very much an upside case. Valuation Cross Checks Grant Samuel has valued Hillside Aluminium in the range $1,900-2,100 million. The value range implies the following valuation parameters: 79

GRANT SAMUEL

HILLSIDE ALUMINIUM – IMPLIED VALUATION PARAMETERS

	VARIABLE	RANGE OF PARAMETERS	
		LOW	HIGH
Value range ($ millions)		**1,900**	**2,100**
Multiple of EBITDA	*$ millions*		
FY25 EBITDA	154	12.3x	13.6x
FY26 EBITDA	655	2.9x	3.2x
5 year historical average EBITDA	399	4.8x	5.3x
Multiple of production capacity	*Ktpa*		
Share of production capacity	720	$2,639/t	$2,917/t

In some respects, South32's acquisition of an additional 16.6% interest in Mozal Aluminium in 2022 (which occurred at just under 6 times five year historical average EBITDA) may be viewed as the most relevant benchmark. There are a number of similarities between the two assets, including their:

- geographic proximity, as both South Africa and Mozambique are directly adjacent to each other;
- scale, as both smelters are substantial operations and the two largest smelters in Africa;
- dependence on government-backed electricity power providers (which, in the case of Mozal Aluminium at the time still had around five years remaining before expiry); and
- operating lives, as both smelters were built within five years of each other.

A closer inspection of the valuation parameters, however, suggests that the multiples implied by the value range of Hillside Aluminium appear to be, on balance, higher than the Mozal Aluminium transaction. In particular, analysis of "through the cycle" EBITDA multiples in isolation does not provide conclusive evidence. These implied multiples (around 5 times) are lower than those for Mozal Aluminium but are likely a product of timing as Hillside Aluminium benefited from two very strong earnings years in the last five years (i.e. in FY22 and FY26) as opposed to just one robust year for Mozal. The same multiple calculated just a year earlier (i.e. average of underlying EBITDA from FY21 to FY25) would have yield higher multiples for Hillside Aluminium of around 6.0-6.5 times EBITDA.

On the other hand, analysis of the implied capacity multiples paints a clearer picture. The higher capacity multiples implied by the value range compared to Mozal Aluminium (at around $1,700/t) appear to be justified. Although the power supply issues that have affected Mozal Aluminium's operations in the past year had not emerged at the time, there was evidence that Mozal was in a less advantageous position than Hillside Aluminium is in today. For example:

- its primary power supply from Hidroeléctrica de Cahora Bassa ("HCB") was not independently capable of satisfying all of its electricity needs. The participation of Eskom was crucial to operations;
- a power supply solution required alignment between both the Mozambique and South African governments and their respective state-owned electricity power providers (HCB and Eskom). Hillside Aluminium is dependent on just one; and
- unlike Hillside Aluminium, Mozal Aluminium did not qualify for the "negotiated power agreement" framework.

The wide differential in EBITA multiples paid for Mozal Aluminium (closer to 10 times) is not meaningful as it reflected its significant capital intensity, which also involved substantial civil infrastructure investments (e.g. roads, bridge, utilities) to build out the industrial area around the smelter.

Other market benchmarks are also broadly supportive of implied capacity multiples of around $2,600-2,900/t. They are not dis-similar from the estimated capital requirements for a new smelter capacity development in Asia (ex-China) which are at around $2,000-3,000/t. Although they are at a clear discount

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to some of the largest standalone aluminium smelter acquisitions in recent years, the differential is justified for a number of reasons. In the case of the acquisitions of: Aluminium Dunkerque in 2026, the multiple of over $7,300/t was in part due to its long term “clean” power supply agreement that was recently put in place prior to the transaction as well as its competitive cost position (lower on the cost curve); and a 25.1% interest in MAC in 2024, the multiple of over $4,500/t was also reflective of the uniqueness and scale of the asset (particularly within the integrated bauxite-alumina-aluminium complex). It was also one of the lowest cost aluminium producers in the world. On the other hand, the implied capacity multiple is justifiably higher than multiples implied by transactions involving smelters that faced much more immediate and existential power supply issues (all of which occurred at much less than $1,000/t). It is also higher than capacity multiple implied by the valuation of Tomago Aluminium in 2024 (around $780-1,100/t), which was also coal-dependent and faced an uncertain future. While there are valid questions around the longevity of Hillside Aluminium, there remains substantial time (around five years) before the current agreement expires and, given its critical role in South Africa’s economy (as well as the recent actions by the government to provide financial support to industry), there is reason to believe that a solution can be found. A capacity multiple above these levels appears to be justified. Taking all of these factors into account, Grant Samuel considers the implied multiples for Hillside Aluminium to be reasonable. 6.4.4 Brazil Summary Grant Samuel has valued South32’s interest in the Brazil aluminium value chain in the range $1,250-1,400 million. The value range reflects the company’s proportional interest in each of MRN (33%), the Alumar refinery (36%) and the Alumar smelter (40%). Unlike the other assets of the Aluminium Business, the Brazil assets have been valued as a “single business” and taking into account only South32’s interests in the assets. Although the Financial Models allow for value to be discretely attributed between the assets, there are a number of reasons that a “single business” approach is appropriate: the “sum of the parts” may not add up to the value of the whole. This discrepancy is most apparent in the valuation of the Alumar smelter, for which the value proposition (in the hands of South32) is enhanced by value-add tax credits that are generated from its upstream operations but can only be utilised by the smelter given its exposure to domestic sales. A “single business” valuation takes into account the integrated nature of the assets and the incremental “portfolio value” of the assets; the exposure of each joint venture partner to the respective assets is not necessarily the same as the other partners. With the exception of MRN, South32 is ultimately responsible for sourcing and managing its share of inputs for each of the downstream ventures. For example, each of the joint venture partners in the Alumar refinery is responsible for sourcing an adequate supply of bauxite feedstock each year. Similarly, the Alumar smelter has the same construct wherein South32 is responsible for securing its own share of power supply (which may not necessarily mirror that of Alcoa, the other partner). In this context, South32’s attributable earnings stream from the smelter (or refinery) may not be the same as any of its joint venture partners; and the pre-emptive process for MRN is underway and an outcome has not been decided yet. In any event, the carrying value of South32’s interest is immaterial in the context of the overall valuation of the Aluminium Business. 81

Scenarios and Assumptions The valuation of the Brazilian assets of the Aluminium Business is based on operating scenarios developed by Grant Samuel. In relation to the bauxite production scenarios for MRN, AMC has completed a desktop review of the mining assumptions, with a particular focus on the sustainability of the forecast bauxite production levels over the projection period. AMC has noted that while the technical aspects of the mine plan for West Zone Phase 1 appears to provide a reasonable basis for valuation, the estimates for West Zone Phase 2 are conceptual and only indicative of the longer term potential of MRN’s resource base. For reference, the production cases reviewed by AMC are: Plan B, which assumes only West Zone Phase 1 is developed (which corresponds to Scenario A in the DCF scenarios described); and Plan C, which assumes that both West Zone Phase 1 and Phase 2 are developed (which corresponds to Scenarios B to E in the DCF scenarios described). The valuation assumptions are summarised below (all costs are presented on a real FY26 basis and, unless otherwise noted, based on the Low Case of alumina prices). Due to the nature of the refinery and smelter joint venture operations, the cash flows adopted for these assets are based on South32’s proportional share of the interests as it is responsible for sourcing its own cost inputs. On this basis, each joint venture partner may have a different financial exposure to the same asset from its other partners. Scenario A is premised on the development of West Zone Phase 1 only (i.e. Phase 2 is not developed) with operations across all assets continuing until FY44. Scenario A is based on the following assumptions (based on South32’s proportional share of the interests, unless otherwise noted): with regards to alumina production: • total alumina production increasing from 1,390ktpa in FY27 to around 1,460ktpa by FY31 (over current nameplate capacity) and remaining at that level through to FY44. The uplift in production output follows continued investment in de-bottlenecking and improved plant availability (as demonstrated in FY26, when the refinery exceeded expectations). Alumina output is sold to both the Alumar smelter and to export markets at the index price, which allows for a $15/t premium over the alumina index price to account for the Atlantic Differential (falling from a modestly higher price premium of around $25/t in FY27). Surplus bauxite is sold into third party markets but these sales account for a negligible proportion of total sales (less than 0.5% of sales in any given year). • operating unit cost of alumina (ex-refinery closure costs) to fall from $310/t in FY27 to around $275-280/t by FY29 and remaining at those levels over the majority of the projection period (as costs step up to around $310/t towards the latter years of the mine life due to higher carbon costs). Bauxite costs are one of the largest contributors to the refinery’s cost inputs. In order to meet the projected alumina production throughput, MRN is assumed to produce around 12.5Mtpa of bauxite ore (on a 100% basis) through to FY44, with mining sequenced between: - the East Zone, which is sustained at around 12.5Mtpa (on a 100% basis) before stepping down in FY29 as reserves are depleted; and - the West Zone, which commences in FY29 and ramps up to 12.5Mtpa (on a 100% basis) by the following year and remains at those levels through to FY43 (declining in FY44 as mining operations come to a close). Unit mining costs (ex-closure costs) over the projected mine life remain broadly consistent with recent historical levels, with limited variation in costs between the East Zone and West Zone. Although unit mining costs are expected to fall initially with the completion of the new transmission line (i.e. lower power costs), these reductions are in part offset by higher on-site mining costs partly due to the higher on-site haulage costs. The bauxite costs borne by the 82

Alumar refinery reflect the internal sale pricing formula available to MRN partners (which is designed to ensure the mine is operated on a value neutral basis). As MRN has been loss making in recent years (as it nears completion of East Zone), pricing is assumed to increase to restore this balance when operations transition to the West Zone. In aggregate, however, operating unit costs are expected to decline over most of the projection period due to lower outsourced and consulting costs that were required to remediate the one-off issues that adversely affected operations in the past several years as well as the unit cost benefits from improved productivity at the refinery. Operating unit costs at these levels are not dissimilar to levels seen by the refinery in FY22 before these issues first arose; • total capital expenditure (inclusive of South32’s share of MRN spend) of around $1.6 billion over the projection period, which includes: - nearly $550 million in relation to South32’s share of MRN spend (or around $1.6 billion on a 100% basis). The projected capital spend for developing West Zone Phase 1 is not materially dis-similar from market estimates of around $1.8 billion (on a 100% basis); and - approximately $1.1 billion in relation to the refinery. Annual capital spend is expected to be elevated in the first three years through to FY29 to complete the construction of the new transmission line and to develop West Zone Phase 1 (e.g. new mine development, infrastructure/bridges, mine equipment). Total capital spend moderates over the remainder of the projection period albeit with ebbs and flows due to the timing of additional bauxite residue storage facilities (clustered in the early 2030s and again in the early 2040s); • other cash flows including: - one-off payment to Alcoa of around $30 million in relation to the contingent consideration component of the acquisition of an 18.2% interest in MRN in 2022. The contingent payment is triggered by the approval right to commence mining of West Zone Phase 1 post its development; - closure and rehabilitation costs (inclusive of South32’s share of MRN spend) of over $700 million, which principally comprise the rehabilitation of the mine site as well as bauxite residue disposal areas, most of which are incurred at the end of the operating life (albeit with some nominal spend while the refinery is operating); and - working capital, which is calculated as approximately four weeks sales and payables; and with regards to aluminium production: • total aluminium production continues to ramp up to around 170ktpa (95% capacity utilisation) by FY30, remaining at that level through to FY44. Approximately 40% of production is sold into export markets, particularly into: - Europe (circa 75% of exports), which takes into account the Rotterdam premium; and - the United States (circa 25% of exports), which takes into account the regional Midwest Premium. The remainder is sold domestically at much more modest price premiums over the LME aluminium price index (albeit without the need to incur freight or trucking costs); • operating unit cost of aluminium (ex-smelter closure costs) steadily declining from $2,800/t in FY27 to around $2,400/t by FY29, remaining broadly at that level until FY40 when unit costs rise to over $2,500/t as a result of the step-up in carbon costs (largely as a result of much higher spend on carbon credits and CBAM related costs). The largest contributors to operating cost are: - power, for which South32 has secured around 315MW of contracted volumes through to FY34 under two separate power purchase agreements at favourable tariffs. Renewals beyond FY34 are assumed to be at around a 15% premium to current agreed tariffs; 83

- alumina, which is supplied by the co-located Alumar refinery at a price equal to the alumina price index plus the Atlantic differential; and - fixed costs, which largely related to on-site maintenance, labour and functional costs. Under the High Case for commodity prices (particularly as it relates to the cost of alumina supply), operating unit costs are approximately $60/t higher over the projection period (i.e. as approximately two tonnes of alumina is consumed in the production of one tonne of aluminium). • average capital expenditure of less than $10 million per annum, all of which relates to sustaining and recurring capital spend; • other cash flows including: - closure costs of around $26 million (after FY45); and - working capital, which is calculated as approximately four weeks sales and payables. The cash flows for the Alumar refinery and smelter also take into account corporate income taxes and social contribution payments. In addition, the taxes paid take into account: an allowance for dividend withholding taxes (at a rate of 10% of net profits); and the utilisation of VAT credits generated by its share in any upstream operations that can be utilised to the extent any domestic sales are made by the smelter. The starting balance of the available VAT credits as at 30 June 2026 is assumed to be approximately $70 million. Grant Samuel has also considered the impact of alternative assumptions for the key drivers to provide an indication of the sensitivity of the NPV outcome to changes in these drivers. These alternate assumptions principally relate to further extensions to the operating life beyond FY44 (of either the Trombetas Mine or for the refinery and/or smelter) and other operating variables that may affect its earnings capacity. A description of each scenario is outlined in the table below: SOUTH32’S BRAZILIAN ASSETS – DCF SCENARIOS SCENARIO DESCRIPTION Scenario A As above. Scenario B Scenario A, except West Zone Phase 2 is also developed and extends the operating life of MRN for an additional 15 years (to around FY60). The mine continues to produce around 12.5Mtpa of bauxite ore at similar unit mining costs as in Scenario A. Extension to mine life requires additional capital expenditure. The development of West Zone Phase allows: - the Alumar refinery to continue operating at the same throughput rate (1,460ktpa) and similar operating unit costs of around $310-320/t; and - the Alumar smelter to also continue operating at the same throughput rate (170ktpa) and similar operating unit costs of around $2,500/t. Annual capital expenditure and total closure and rehabilitation costs for the refinery and smelter remain broadly unchanged but delayed until the end of operations at around FY60. Scenario C Scenario B, except slower ramp up for the Alumar smelter which reaches its 95% nameplate capacity by FY32 (two years later). Scenario D Scenario B, except the Alumar smelter operates only to FY45 before ceasing operations. Scenario E Scenario B, except the Alumar smelter operates only to FY35 (in line with the term of its current long-term power supply agreements) before ceasing operations. NPV Outcomes Grant Samuel’s selected value range of $1,250-1,400 million for South32’s Brazilian assets reflects a subjective balancing of the scenarios and a view that the appropriate discount rate to apply is 10.5-11.5%. 84

The NPV outcomes for each of the operational scenarios under two different commodity price trajectories is presented below: SOUTH32’S BRAZILIAN ASSETS (PROPORTIONAL INTEREST) – NPV OUTCOMES (AT 10.5-11.5% DISCOUNT RATE) Value Range ($1,250 - 1,400 million) Scenario A Scenario B Scenario C Scenario D Scenario E 600 750 900 1,050 1,200 1,350 1,500 1,650 1,800 1,950 Low Case High Case Grant Samuel has considered the NPV outcomes for all the scenarios in determining its value range for South32’s Brazilian assets. However, the weight given to each scenario in considering the value range was subjective and not capable of being expressed in percentage terms. Scenario A represents a conservative scenario where only West Zone Phase 1 is developed and extends the operating life of the mine (and sustains operations at the refinery and smelter) through FY44. Although final investment decision on the mine extension has yet to be made, there is an expectation that the shareholders will proceed with its development (especially as initial capital spend to mobilise contractors and equipment has already been approved). Life extensions beyond West Zone Phase 1 (as well as for the downstream assets) are plausible: significant work and collaboration have been undertaken to establish and restore relationships with local communities as part of the development of West Zone Phase 1. These efforts should, at the very least, help set some of the groundwork and conditions for any further mine life extension; initial studies and planning to progress West Zone Phase 2 have already commenced (although any estimates and resource definition remain at relatively early conceptual stages); and the refinery and smelter assets are ageing assets, but have access to the significant renewable generation capacity in Brazil. Nearly 90% of the national electricity generation capacity is renewable. In light of the increasing scrutiny around carbon emissions of such industrial assets, this is a very valuable feature. Accordingly, there is reason to believe that there is value beyond West Zone Phase 1 and that an extended life is a reasonable basis for valuation. The question is the operating parameters that can be achieved. Scenario B considers the successful development of West Zone Phase 2, which extends the operating life of the assets by an additional 15 years at marginally higher unit mining costs than in Phase 1. While the chart above illustrates a meaningful uplift in NPV outcomes for Scenario B (of around $200-350 million), it must 85 be noted that the operating parameters for Phase 2 are still conceptual in nature and continue to be refined. While there is a possibility that South32 could source bauxite feed for the Alumar refinery from other sources such as the Juruti mine or from third party import markets, it is not possible to determine what sort of operating parameters would be appropriate for such an arrangement at this stage (e.g. pricing, ore grades, capital sharing of mine expansion, other capital investments, etc.). However, the degree to which any such further development of MRN could be value accretive is in part dependent on other variables, especially in relation to the Alumar smelter. The ability to maximise production at the Alumar smelter forms a large part of the “portfolio” benefit in having a vertically integrated model in Brazil as its focus on supplying the domestic economy with primary aluminium is key to enabling it to realise the value of the VAT credits generated from its upstream operations. The remaining scenarios are premised on continued operations of the Alumar refinery, but take into account risk in relation to the: ramp-up of the Alumar smelter (Scenario C); and longevity of the Alumar smelter (Scenarios D and E), particularly given its history of being placed under care and maintenance. The current power supply agreement can be considered to be “world class” and underpins the smelters operations at least through FY35. There is no guarantee that it will successfully renew the agreement on similarly competitive terms. While the Alumar smelter would inevitably face the same pressures as Hillside Aluminium in due course (e.g. ageing asset, increased capital requirements, technological obsolescence), it does not face the same degree of carbon emissions risks (which are expected to eventually translate into a financial cost) as Hillside Aluminium given the wide availability of renewable power in Brazil. On this basis, it is plausible to consider operating scenarios with a longer economic life for the Alumar smelter (albeit it does face other constraints on productivity). Taking these factors into account, Grant Samuel believes that NPV outcomes produced by the DCF analysis support a value range for the Brazilian assets of $1,250-1,400 million. The value range sits towards the top end of Scenario A (which represents a conservative scenario) and sits in the bottom half of Scenario B (which represents an upside case that is still conceptual nature). The value range is slightly skewed towards the lower half of the range of NPV outcomes for Scenarios C and D, which reflects the uncertainty in the future operating parameters for West Zone Phase 2, the uncertainty of the smelter’s longevity and any residual risk of investment in Brazil. Valuation Cross Checks As a result of the integrated nature of the aluminium value chain business in Brazil as well as the loss making status of the Alumar smelter (at least until FY25), it is difficult to make meaningful comparisons between the implied multiples for the Brazil assets (as a whole) against any of the market benchmarks. One alternative way to evaluate the multiples implied by the value range would be to notionally allocate values to each of the assets and then assess the multiples implied by the notional values for each of the assets. While the analysis is only illustrative, it does provide guidance as to the different attributes, business risks and earnings profiles of each of the Brazilian assets relative to their respective market benchmarks. The analysis is set out below and the notional value of each of the assets are: $720-810 million for the 36% interest in the Alumar refinery (just under 60% of value); and $530-590 million for the 40% interest in the Alumar smelter (just over 40% of value). 86

GRANT SAMUEL

For simplicity, no value has been allocated to the 33% interest in MRN for the purposes of this analysis. It is operated on a value neutral basis and, in any event, is likely to have an immaterial contribution to value (carrying value of South32's equity interest as at 30 June 2026 was nil).

The analysis is set out in the table below:

SOUTH32'S BRAZILIAN ASSETS – IMPLIED VALUATION PARAMETERS OF EACH ASSET (ILLUSTRATIVE ONLY)

	36% INTEREST IN ALUMAR REFINERY			40% INTEREST IN ALUMAR SMELTER		
	VARIABLE	RANGE OF PARAMETERS		VARIABLE	RANGE OF PARAMETERS	
		LOW	HIGH		LOW	HIGH
Allocated value range		**720**	**810**		**530**	**590**
Multiple of EBITDA						
FY25 EBITDA (actual)	*283*	2.5x	2.9x	*(92)*	--	--
FY26 EBITDA (actual)	*29*	24.8x	27.9x	*27*	19.6x	21.9x
5 year historical average EBITDA (actual)	*102*	7.1x	8.0x	*(70)*	--	--
Multiple of production capacity						
Capacity	*1,390ktpa*	$518/t	$583/t	*179ktpa*	$2,964/t	$3,300/t

ALUMAR REFINERY

Glencore's acquisition of a 30% interest in the Alunorte refinery in early 2023 is the most relevant market benchmark in the valuation of the Alumar refinery. Both refineries are located in Brazil and subject to comparable environmental and regulatory frameworks as well as tax/royalty regimes. They are both co-located with established operating smelters that receive a portion of their alumina output (in the case of Alunorte, the Albras smelter), with the remainder destined for export markets. Both refineries also draw part of their bauxite ore from the Trombetas Mine.

The capacity multiples for the Alunorte transaction (of $574/t) arguably establish a notional "ceiling". It has a number of features that, on balance, make it a more attractive investment proposition than the Alumar refinery such as its:

- scale, with the Alunorte refinery capable of producing around 6.3Mt of alumina metal per year (compared to around 3.9Mtpa for the Alumar refinery);
- remaining operating life, as the Alunorte refinery was commissioned just over ten years after the Alumar refinery started operations (which, all else equal, would suggest a longer remaining tail to its operations);
- competitive cost position, with the Alunorte refinery sitting in the first quartile of the global cost curve (compared to the Alumar refinery, which sits in the second quartile); and
- dedicated access to bauxite ore from the Paragominas mine (with an annual capacity of nearly 10Mtpa), which is connected via a 244-km long pipeline that transports crushed bauxite ore slurry to the refinery.

While it is difficult to draw any definitive conclusions from the other available market evidence, the capacity multiples implied by Grant Samuel's value range for Worsley Alumina (around $348-391/t) offers another benchmark. There are a number of reasons that justify its premium over Worsley Alumina:

- the tighter supply-demand dynamics in the Atlantic Basin. The benchmark alumina price index for Brazil has historically been at a premium to the comparable index in Australia and expected new refinery capacity in the near-to-medium term appears to be greater in the Pacific Basin (e.g. Indonesia);

87

clearer visibility to long-term bauxite supply from MRN. In contrast, Worsley Alumina faces a number of critical issues around its future bauxite mining operations as greenstone ore is depleted and it may need to either rely on third party ore or commit to transitioning to granitic ore. Both options will involve either a significant commitment of capital costs or a step-up in operating costs; and realisable value from the utilisation of VAT credits. Although the ability to utilise the VAT credits is dependent on the extent to which the smelter sells products domestically, the Alumar refinery plays a fundamental role in generating those credits and, in theory, should be attributed some of that value. Taking all of these factors into consideration, Grant Samuel considers the multiples implied by the notional value of the Alumar refinery to be a reasonable balancing of these factors. ALUMAR SMELTER Assessment of the implied multiples for the Alumar smelter is not straightforward. On one hand, it would be expected to command a premium over market benchmarks given: the attractive financial terms of its long term power purchase agreements, which provide clear visibility over the largest contributor to the smelter’s operating costs through to FY35; the relatively low effective tax rates (notwithstanding the headline corporate income tax and social contribution rates in Brazil) as payments are, to a large degree, offset by the utilisation of VAT credits; and its access to renewable power (particularly in Brazil, where it accounts for nearly 90% of national electricity generation capacity) provide some buffer against the potential trajectory of carbon costs. At the same time, these factors need to be balanced against a number of headwinds and risks that are impacting its operation: the smelter was fully idled and placed under care and maintenance for nearly seven years. Although the conditions that led to its idling in 2015 are not necessarily still relevant in the current market environment, the time that has elapsed since it was last fully operational may result in some technical and engineering challenges at least in the short term; a number of unexpected issues have constrained its ability to fully restore operations. The smelter was initially expected to reach nameplate capacity within a year (i.e. by early 2023), but is still operating at only around 80% utilisation after four years; there is no certainty that it can renew the power purchase agreement in FY34 on similarly attractive terms; and a meaningful part of its value is dependent on continuing to deliver aluminium ingots into the domestic market (which in turn allows it to realise value from its VAT credits). While the smelter can (in theory) divert output to export markets during a slowdown in Brazil’s economy, it will not be able to realise the value of these VAT credits to the same extent. In this context, implied capacity multiples that are slightly above to those implied by the value range of Hillside Aluminium ($2,639-2,917/t) do not appear to be unreasonable. In the absence of the value attributed to the VAT credits, the implied multiples would be lower but still above transactions involving standalone smelters which occurred at much more modest capacity multiples of around $1,600-1,700/t. 88

7 Profile of Alcoa 7.1 Background Alcoa traces its origins to The Pittsburgh Reduction Company, founded in 1888. Renamed The Aluminum Company of America in 1907, it listed on the New York Curb Exchange in 1925 and formally adopted the name Alcoa Inc. in 1998. In 2016, Alcoa Inc. separated its upstream mining, refining and smelting business (Alcoa Corporation) from its downstream fabrication businesses (Arconic Inc. (“Arconic”), now known as Howmet Aerospace Inc. (having separated Arconic Corporation on 1 April 2020)). Alcoa announced initiatives in October 2019 aimed at driving lower costs and sustainable profitability: a five-year review of its smelting and refining portfolio to enhance cost competitiveness with a target of improving, curtailing, closing or divesting 1.5Mt of smelting capacity and 4Mt of refining capacity. Alcoa exceeded its refining target with the curtailment of the Kwinana refinery in June 2024. It also reached approximately 93% of its smelting target while announcing the restart of the Alumar smelter in Brazil in 2021 and capacity at the Warrick smelter in 2024; and the divestment of non-core assets, such as the sale of the Warrick rolling mill business and the former Eastalco and Rockdale smelter sites in the U.S (all completed in 2021). In August 2024, Alcoa completed the acquisition of Alumina Limited, consolidating its ownership of the Alcoa World Alumina and Chemicals (“AWAC”) joint venture, which held a portfolio of tier one bauxite and alumina assets across Australia, Brazil, Spain, Saudi Arabia and Guinea. The transaction solidified Alcoa’s position as one of the largest vertically integrated aluminium producers in the world. Since then, Alcoa has undertaken a number of actions to optimise its portfolio: advancing relevant mining approvals in Western Australia, where it has faced regulatory challenges and, due to delays, has been required to process lower-grade bauxite to maintain production (thereby reducing refinery yields and increasing unit operating costs); the permanent closure in September 2025 of the ageing Kwinana refinery in Western Australia (which had been fully curtailed since June 2024) due to the high operating costs, market conditions and bauxite grade challenges; rationalisation of its exposure to the San Ciprián complex in Spain, which has faced operational challenges amidst high energy costs and restrictive labour arrangements. Efforts to sell the San Ciprián aluminium and alumina complex were unsuccessful and ultimately concluded with the announcement in April 2025 that Alcoa had formed a joint venture with IGNIS Equity Holdings, SL (a Spanish energy company), now known as Trento Equity Holdings S.L.U. (Trento EQT) to restart aluminium smelting operations. In July 2026, Alcoa acquired Trento EQT’s remaining ownership interest, resulting in Alcoa now holding a 100% interest in the San Ciprián operations; and the divestment in July 2025 of a 25.1% interest in the Ma’aden Joint Venture (comprised of the Ma’aden Bauxite and Alumina Company and the Ma’aden Aluminium Company) to the Saudi Arabian Mining Company (“Ma’aden”). Today, Alcoa is a leading integrated producer of aluminium globally with 25 operating locations across eight countries. As at 31 December 2025, Alcoa had approximately 14,900 employees. It is listed on the NYSE and ASX and, as at 31 August 2026, had a market capitalisation of approximately $13.2 billion (circa A$19 billion). 89

7.2 Strategy and Business Operations 7.2.1 Strategy Alcoa’s business strategy is designed to create stockholder value by leveraging the strength of its assets and capabilities, capitalising on the favourable long-term market fundamentals of the industry and following a disciplined approach to growth. It recognises that reliable, stable operations are the largest value lever within management’s control. It is currently focused on four priorities: safety performance and operational excellence drive operational excellence by maintaining stability, driving productivity and optimising processes in order to ensure reliable, stable operations; building a high performance culture, focused on continuous improvement in order to achieve strategic objectives; execute capital allocation framework with discipline, prioritising a strong balance sheet, including low debt, in order to preserve Alcoa’s flexibility to invest, return cash to shareholders and remain resilient through market cycles; and disciplined growth by focusing on projects that build on existing operational strength, enabling Alcoa to serve customer demand growth and that provide opportunities to unlock synergies. 7.2.2 Business Operations Overview Alcoa has two operating segments: Alumina, which consists of Alcoa’s global bauxite mining operations and worldwide refining system, which processes bauxite into alumina; and Aluminum, which consists of Alcoa’s global aluminium smelting and casting operations and a portfolio of energy production assets. Alcoa’s bauxite mining operations are located in some of the largest bauxite producing nations around the world, including Australia, Brazil and Guinea. It also owns or has interests in five alumina refineries across Australia, Brazil and Spain as well as aluminium smelters in Australia, Brazil, the U.S., Canada and Europe (some of which are co-located with its own refineries). The following map shows the location of Alcoa’s assets: 90

GRANT SAMUEL

LOCATION OF ALCOA ASSETS


Fjarðaál
Mosjøen
Lista
Manicouagan[1]
Strathcona[1,2]
Baie-Comeau
Bécancour
Deschambault
Warrick
Lake Charles[2]
Massena West
San Ciprián
Guinea[1]
Juruti
Estreito[1]
São Luís
Serra do Facão[1]
Machadinho[1]
Barra Grande[1]
Poços de Caldas
Pinjarra
Wagerup
Huntly
Willowdale
Portland
ALUMINA
Mine
Refinery
ALUMINUM
Smelter/Casthouse
Energy

Source: Alcoa

Notes: 1. Minority ownership, non-operating partner.

2. Process petroleum coke, a raw material used to create anodes used in aluminium smelting.

The relative contributions to Alcoa's CY25 revenue by product and geography is illustrated below:

ALCOA – CONTRIBUTION TO CY25 REVENUE


BY PRODUCT[48]
1%
6%
29%
64%
Primary aluminium
Alumina
Bauxite
Energy


BY GEOGRAPHY[49]
2%
8%
23%
48%
18%
United States
Netherlands
Australia
Brazil
Spain

Source: Alcoa and Grant Samuel analysis

---

48 Revenue from sales of primary aluminium is shown net of realised gains and losses related to embedded derivative instruments designated as cash flow hedges of forward sales of aluminium.

49 Sales of a portion of the alumina from refineries in Australia and Brazil, most of the aluminium from smelters in Canada, and aluminium off-take related to an interest in the Saudi Arabia joint venture (prior to the sale of Alcoa's 25.1% interest in the Saudi Arabia joint venture on 1 July 2025) occurred in the U.S. Sales of aluminium from smelters in Iceland and Norway occurred in the Netherlands.

91

The Alumina and Aluminum segments are run on an integrated basis. In CY25, 77% of bauxite shipments (by volume)50 were to Alcoa refineries and 34% of alumina shipments (by volume) were to Alcoa smelters. As a result, nearly two thirds of revenue is derived from aluminium sales. Key markets (based on the country where the point of sale originated) are the U.S., Australia and the Netherlands. Alumina Segment BAUXITE MINING Alcoa’s alumina refinery operations are underpinned by its access to vast mineral resource endowments that collectively produce over 37Mtpa (on a proportionate basis): Australia, where it wholly owns and operates the Huntly and Willowdale bauxite mines in the Darling Range (around 26Mtpa, collectively); Brazil where it wholly owns the Juruti bauxite mine in Pará State and Poços de Caldas in Minas Gerais (around 7Mtpa, collectively); and Guinea, where it indirectly holds a 22.95% interest in the Boké (Sangaredi) mine through the Compagnie des Bauxites de Guinée (“CBG”) joint venture51 (around 4Mtpa proportionate share). The mining rights over each of the tenures extend for very long periods beyond existing reserve lives (based on current estimates). In the case of the Western Australia mines, the current mining lease is due to expire in 2045 although there are concessional terms that allow for further renewal. Juruti does not technically have a set expiration date under its mining concession. Collectively, these bauxite mines have nearly 3,000Mt of mineral resource (on a proportionate basis) of which around 18% is classified as mineral reserves. The Boké (Sangaredi) mine accounts for over half of the resource endowment. The Western Australia and Juruti mines represent nearly all of the remainder and are attractive producing assets in their own right. The Huntly and Willowdale mines have broadly similar ore characteristics as those in the adjacent Boddington Bauxite Mine (i.e. relatively low alumina grades of around 30%, and low silica content of around 1.6%). However, unlike the Boddington Bauxite Mine, its mining lease principally comprises granitic ore that is suitable for processing at its adjacent refineries (rather than the greenstone bauxite ore at the Boddington Bauxite Mine). On the other hand, the Juruti mine in the western region of Pará, Brazil has relatively high alumina grades of around 45% but it has a higher silica content of around 4% to 4.5%. These ore characteristics are broadly consistent with those of the nearby Trombetas bauxite mine. Each of these mines are the primary suppliers of bauxite for Alcoa’s downstream alumina refineries, with the bauxite production from: the Huntly mine sent to the Pinjarra refinery (approximately 16Mtpa), and the Willowdale mine sent to the Wagerup refinery (approximately 10Mtpa); and the Juruti mine principally shipped to the Alumar refinery in Brazil. The balance is sold to third parties. In certain cases, Alcoa may supplement its own bauxite production with various bauxite offtake and supply agreements with third parties (or sell the offtake into third party bauxite markets). In CY25, approximately 6Mt of bauxite was sourced from these arrangements. Alcoa has undertaken further steps to advance mine design and planning to provide greater clarity for stakeholders as to its future mine plans across the region. Under its mining lease over the Huntly and Willowdale mines in Western Australia, it is subject to a number of requirements including complying with environmental protection orders, maintaining relevant environmental operational licences and securing the 50 These percentages were lower than historical averages of 85-92% to Alcoa refineries and 8-15% to third parties. 51 CBG is the operator of the Boké (Sangaredi) mine and is owned by the Government of Guinea (49% interest) and Halco Mining (51% interest). Alcoa owns a 45% interest in Halco Mining, with the remaining interest held by Rio Tinto and Dadco Investments. 92

GRANT SAMUEL

annual approval of the rolling five year Mining and Management Program ("MMP"). The latest MMP authorises mining to continue in the Myara mining area, following which it will proceed to mining in higher grade zones in Myara North and Holyoake.

In February 2026, Alcoa announced that it was committing to modernise the process for mine approvals in Western Australia and that it had entered into an agreement with the Australian Federal Government to undertake a strategic assessment for all current and potential future mine areas (excluding Myara North and Holyoake) through the remaining term of its mining lease. As part of the agreement, Alcoa was granted a national interest exemption that allows it to continue mining operations for 18 months while the strategic assessment is completed.

Separately, in December 2023 the Western Australian government granted a Section 6 exemption under the Environmental Protection Act 1986 that allows Alcoa to continue its mining operations while the Western Australian Environmental Protection Authority ("WA EPA") assesses the environmental impact of parts of the MMP. The Western Australian government has indicated that it intends to issue an updated exemption order aligned with the 2025-2029 mine plan. Alcoa is continuing to progress public consultation.

ALUMINA REFINERIES

Alcoa owns and operates alumina refineries across Australia, Brazil and Spain which collectively have a nameplate capacity of 13.4Mtpa (or 11.7Mtpa on a proportionate basis). The vast majority of refinery production capacity is located in Australia:

ALCOA – ALUMINA REFINING FACILITIES AND ALUMINA CAPACITY AS AT 30 JUNE 2026[52]

COUNTRY	FACILITY	ALCOA OWNERSHIP INTEREST	NAMEPLATE CAPACITY (KTPA)	ALCOA SHARE OF CAPACITY (KTPA)
Owned				
Australia	Pinjarra	100%	4,700	4,700
	Wagerup	100%	2,879	2,879
Brazil	Poços de Caldas	100%	390	390
	São Luís (Alumar)	54%	3,860	2,084
Spain	San Ciprián	100%[52]	1,600	1,600
TOTAL			**13,429**	**11,653**

Source: Alcoa

As at 30 June 2026, Alcoa had idle refining capacity of 1,014ktpa (or circa 9% of its total share of capacity of 11,653ktpa), including 800ktpa at the San Ciprián refinery and 214ktpa at the Poços de Caldas refinery. Contributions from the Kwinana refinery in Western Australia have been excluded from the table above as it has now been permanently closed (announced in September 2025).

Operations at the San Ciprián refinery remain well below nameplate capacity. In CY22, the San Ciprián refinery was curtailed to around half of its nameplate capacity to mitigate the financial impact of high natural gas costs.

Alcoa's alumina sales are made to customers globally and are typically priced by reference to published spot prices. Alcoa produces smelter grade alumina and non metallurgical grade alumina. In CY25, approximately 34% of alumina shipments were utilised in Alcoa's smelters. A small portion of the alumina (non metallurgical grade) is sold to third party customers who process it into industrial chemical products.

Alcoa primarily sells alumina through contracts containing two pricing components: i) the API price basis and ii) a negotiated adjustment basis that takes into account various factors, including freight, quality, customer location, and market conditions, as well as through fixed price spot sales. In CY25, approximately

[52] Adjusted to reflect the acquisition of the remaining 25% interest in the San Ciprián refinery post 30 June 2026.

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GRANT SAMUEL

95% percent of smelter grade alumina shipments to third parties were sold on an adjusted API price or fixed price spot basis. A portion of this segment's third-party sales are completed through alumina traders.

Aluminum Segment

ALUMINIUM SMELTERS

Alcoa's smelting operations produce molten primary aluminium, which is formed by the casting operations into either commodity grade ingot (such as t-bar, sow and standard ingot) or into value add ingot products (such as foundry, billet, rod, and slab). Alcoa's primary aluminium facilities and its global smelting capacity as at 30 June 2026 are summarised below:

ALCOA – PRIMARY ALUMINIUM SMELTING FACILITIES AND CAPACITY AS AT 30 JUNE 2026

COUNTRY	FACILITY	ALCOA OWNERSHIP INTEREST	NAMEPLATE CAPACITY (KTPA)	ALCOA SHARE OF CAPACITY (KTPA)
Owned				
Australia	Portland	55%	358	197
Brazil	Poços de Caldas	100%	-[53]	-
	São Luís (Alumar)	60%	447	268
Canada	Baie Comeau	100%	324	324
	Bécancour	74.95%	467	350
	Deschambault	100%	287	287
Iceland	Fjarðaál	100%	351	351
Norway	Lista	100%	95	95
	Mosjøen	100%	200	200
Spain	San Ciprián	100%[52]	228	228
United States	Massena West	100%	130	130
	Evansville (Warrick)	100%	215	215
TOTAL			**3,102**	**2,645**

Source: Alcoa

As at 30 June 2026, Alcoa had idle smelting capacity of approximately 87ktpa (or circa 3% of its total share of capacity of 2,645ktpa), including 54ktpa at the Warrick smelter, 20ktpa at the São Luís (Alumar) smelter and 13ktpa at the Portland smelter. Amidst the buoyant aluminium price environment, Alcoa has successfully resumed operations across a number of its smelters including at:

- the Alumar smelter in 2022, after successfully securing a new renewable power arrangement; and
- the San Ciprián smelter (for which the restart process has experienced a delay due to a nationwide power outage).

Based on the latest estimates, Alcoa's aluminium smelters generally sit towards the second quartile of the global cost curve for primary aluminium production:

53 The Poços de Caldas facility is a casthouse and does not include a smelter. The Poços de Caldas smelter was fully curtailed in 2015.

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GRANT SAMUEL

GLOBAL ALUMINIUM SMELTER COST CURVE, 2026 BASIS


3,000
2,500
2,000
1,500
1,000
500
0
Site costs ($/t)
Massena West and Warrick
Alumar
Deschambault
Mosjøen
Baie Comeau
Fjarðaál
Bécancour
San Ciprián
Portland
Lista
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
Cumulative production (kt)

Source: CRU Aluminium Premium

Sales of primary aluminium range from spot purchases to multi-year supply contracts. Pricing is typically made up of three components:

- the published LME aluminium price for commodity grade P1020 aluminium;
- the published regional premium applicable to the delivery location (i.e. Midwest, Rotterdam or Japan); and
- a negotiated product premium to take into account factors such as shape and alloy.

Approximately 36% of Alcoa's smelting capacity is located in Canada and historically approximately 70% of Canadian production is exported to the U.S. Since June 2025, the U.S. has imposed a 50% tariff on imports of aluminium from Canada, however, this has been offset by a surging Midwest premium. A further 13% of Alcoa's smelting capacity is located in the U.S. and has fully benefited from movements in the Midwest premium.

ELECTRICITY GENERATION

Alcoa also owns a portfolio of energy generation assets in the U.S., Brazil and Canada, which collectively have 1,445MW of generation capacity (on a 100% basis) as summarised below:

ALCOA – ELECTRICITY GENERATION FACILITIES AND CAPACITY AS AT 31 DECEMBER 2025

COUNTRY	FACILITY	ALCOA OWNERSHIP INTEREST	ALCOA SHARE OF CAPACITY (MW)	CY25 GENERATION (GWH)
Owned				
United States	Warrick	100%	821	3,327
Equity Interest				
Brazil[54]	Barra Grande	42.2%	150	1,149
	Estreito	25.5%	155	908
	Machadinho	27.3%	126	1,307
	Serra do Facão	35%	60	241
Canada	Manicouagan	40%	133	1,162
Total			**1,445**	**8,093**

Source: Alcoa

[54] The Alcoa share of capacity of the Brazilian energy facilities is the "assured energy" which represents approximately 53% of hydropower plant nominal capacity.

95

Each facility generates hydropower except for the Warrick facility which generates power using coal. Approximately 57% of the electricity generated by the Warrick facility is used by the Warrick smelter (with the balance sold into the market). The Brazilian facilities produce electricity that is transmitted via the grid to Alcoa’s refineries in Brazil with excess capacity sold into the market. In CY25, Alcoa generated approximately 11% of the power used in its smelters worldwide (with the remainder generally purchased under long-term contracts). Approximately 86% of the aluminium smelting portfolio operated by Alcoa was powered by renewable (primarily hydropower) energy sources in CY25 (exceeding its 85% target). 7.3 Financial Performance Historical Financial Performance KEY DRIVERS OF FINANCIAL PERFORMANCE Alcoa’s financial performance is, in most years, skewed towards the performance of the Aluminum segment (which accounted for nearly two thirds of CY25 revenue). The Aluminum segment is exposed to a number of economic forces including: realised aluminium prices, which are affected by benchmark LME aluminium prices as well as regional premia (e.g. Midwest Premium) and contract specific premia; alumina prices, which represent one of the largest input costs for the production of primary aluminium (i.e. circa 32% of unit production costs); and power costs (on average, circa 24% of Alcoa’s primary aluminium production costs). To illustrate Alcoa’s operating performance through the cycle, the following chart shows aluminium production, average cost of aluminium shipped, average realised aluminium price and the implied margin since CY17 (i.e. following its separation from Arconic): ALCOA — ALUMINIUM SHIPMENTS, PRODUCTION COST AND IMPLIED MARGIN 6.0 4,504 4,500 5.0 3,457 3,376 2,029 3,500 2,879 626 2,828 2,841 4.0 776 2,484 32 644 390 431 2,224 2,831 2,500 2,141 (110) 2,600 2,452 1,915 2,438 2,410 2,475 3.0 236 2,251 32 2,235 1,988 1,883 1,500 2.0 2.33 2.26 2.26 2.19 2.22 2.32 500 1.0 2.14 2.01 2.11 1.24 0.0 -500 CY17 CY18 CY19 CY20 CY21 CY22 CY23 CY24 CY25 1HY26 Average margin ($/t) Aluminium produced (Mt) Average cost of aluminium shipped ($/t) Average realised aluminium price ($/t) Source: Alcoa and Grant Samuel analysis. Based on weighted average contributions Note: Beginning from Alcoa’s 2024 Annual Report on Form 10-K, there was a change in the methodology for the calculation of average cost of aluminium shipped with the adoption of ASU 2023-07 to reflect “Adjusted operating cost per metric ton of produced aluminium shipped”. The 2023 average cost of aluminium shipped is the comparative 2023 amount using the new methodology. See Note B to the Financial Statements in Alcoa’s 2024 Annual Report on Form 10-K for further information. 96

GRANT SAMUEL

The chart clearly illustrates the relatively high (and increasing) operating leverage of Alcoa's smelting business (largely resulting from its cost curve position) through the:

- limited ability of the Aluminum segment to generate meaningful margins over the period from CY17 to CY20;
- impact of higher realised aluminium prices from CY21 to CY24, albeit higher prices were only partially reflected in margin due to the correlation of aluminium and alumina prices over that period. In CY25 and 1HY26, the impact of even higher realised aluminium prices is more fully reflected in Alcoa's margins as it was able to capture the benefit of the dislocation between aluminium and alumina prices, with strong appreciation in aluminium prices and moderate increases or decreases in alumina prices. To the extent that power costs are linked to LME aluminium pricing, however, operating leverage is reduced; and
- exposure to the U.S. market. The gap between realised aluminium and alumina prices were further accentuated by the surge in the Midwest Premium, which has risen over sixfold since late November 2024 (when President Trump was elected into U.S. office) in response to the increase in tariffs by the U.S. Government on aluminium imports. Alcoa's U.S. operations (13% of smelting capacity) have fully benefited from the recent surge in the Midwest Premium, however, tariff costs on aluminium imported from Canada to the U.S. are offset by the rise in the Midwest Premium. Alcoa has also benefited from the increase in the Rotterdam Premium (Europe) from mid 2025.

While aluminium prices have varied widely between years, production and shipments have been relatively stable. Aluminium production declined moderately in CY21 and CY22 as smelter curtailments more than offset the impact of restarts, before increasing in subsequent years due to the restart of smelters. Aluminium shipments were lower in CY25 primarily due to the absence of Ma'aden offtake volumes, partially offset by increased production.

Alumina production has declined since CY20 as a result of lower production at the Alumar refinery in CY23, the San Ciprián refinery operating at approximately 50% of capacity since the third quarter of CY22, partial curtailment of the Kwinana refinery in Australia from CY23 and full curtailment from June 2024. As a result of the decline in alumina production, Alcoa sourced an increasing share of shipments from third parties in each of the last three calendar years.

RECENT HISTORICAL FINANCIAL PERFORMANCE

The historical financial performance of Alcoa for CY21 to CY25 and for 1HY26 is summarised below:

ALCOA - FINANCIAL PERFORMANCE ($ MILLIONS)

	CY21 ACTUAL	CY22 ACTUAL	CY23 ACTUAL	CY24 ACTUAL	CY25 ACTUAL	1HY26 ACTUAL
Revenue	12,152	12,451	10,551	11,895	12,831	7,159
Business EBITDA[55]	2,892	2,352	669	1,749	2,115	1,595
Corporate expenses[56]	(129)	(128)	(133)	(160)	(150)	(99)
Adjusted EBITDA (excluding special items)[57]	2,763	2,224	536	1,589	1,965	1,496
Depreciation, amortisation and depletion	(664)	(617)	(632)	(642)	(623)	(335)
Adjusted EBIT	2,099	1,607	(96)	947	1,342	1,161

Source: Alcoa and Grant Samuel analysis

55 Business EBITDA is a non GAAP financial measure, and is calculated as Segment Adjusted EBITDA, minus transformation, intersegment eliminations, and other, excluding special items.

56 Corporate expenses represent general administrative and other expenses of operating the corporate headquarters and other global administrative facilities as well as research and development expenses of the corporate technical centre.

57 Adjusted EBITDA is a non-GAAP financial measure. It is defined in Alcoa's earnings presentations and releases as net margin plus an add-back for depreciation, depletion and amortisation. Net margin is equivalent to sales minus cost of goods sold, selling, general administrative and other expenses, research and development expenses and provision for depreciation, depletion and amortisation.

97

GRANT SAMUEL

ALCOA - FINANCIAL PERFORMANCE ($ MILLIONS)

	CY21 ACTUAL	CY22 ACTUAL	CY23 ACTUAL	CY24 ACTUAL	CY25 ACTUAL	1HY26 ACTUAL
Share of NPAT from equity accounted associates	105	(27)	(228)	(24)	(58)	(31)
Interest expense	(141)	(106)	(107)	(156)	(145)	(70)
Other income/(expenses) (net)	(37)	(18)	102	(100)	37	27
Provision for income tax	(522)	(444)	(156)	(351)	(222)	(157)
Adjusted NPAT	**1,504**	**1,012**	**(485)**	**316**	**954**	**930**
Net profit/(loss) attributable to non-controlling interest[58]	(207)	(143)	80	(20)	33	5
Adjusted NPAT attributable to Alcoa stockholders	**1,297**	**869**	**(405)**	**296**	**987**	**935**
Special items[59]	(827)	(754)	(255)	(378)	(112)	(106)
Tax impacts[60]	(107)	(220)	(33)	86	277	2
Non-controlling interest impact from special items	66	(18)	42	56	5	1
Reported NPAT attributable to Alcoa stockholders	**429**	**(123)**	**(651)**	**60**	**1,157**	**832**
KEY STATISTICS						
Adjusted earnings (loss) per common share[61]	*$6.83*	*$4.71*	*$(2.27)*	*$1.35*	*$3.73*	*$3.52*
Reported basic earnings per share ("EPS")	*$2.30*	*$(0.68)*	*$(3.65)*	*$0.26*	*$4.40*	*$3.15*
Dividend per share ("DPS")	*$0.10*	*$0.40*	*$0.40*	*$0.40*	*$0.40*	*$0.20*
Revenue growth	*+31%*	*+2%*	*-15%*	*+13%*	*+8%*	*+12%[62]*
Adjusted EBITDA growth	*+140%*	*-20%*	*-76%*	*+196%*	*+24%*	*+28%[62]*
Adjusted EBIT growth	*+321%*	*-23%*	*-106%*	*nmc[63]*	*+42%*	*+34%[62]*
Adjusted NPAT attributable to Alcoa stockholders growth	*nmc*	*-33%*	*-147%*	*nmc*	*+233%*	*+39%[62]*
Adjusted EBITDA margin	*23%*	*18%*	*5%*	*13%*	*15%*	*21%*
Adjusted EBIT margin	*17%*	*13%*	*(1)%*	*8%*	*10%*	*16%*
Effective tax rate	*53%*	*95%*	*(32)%*	*92%*	*(5)%*	*14%*
Interest cover[64]	*14.9x*	*15.2x*	*nmc*	*6.1x*	*9.3x*	*16.6x*

Source: Alcoa and Grant Samuel analysis

Alumina and aluminium prices have been the key driver of movements in revenue. In CY23, lower average realised prices for alumina (down 7%) and aluminium (down 18%) and a fall in shipments resulted in a 15% decline in CY23 revenue. In CY24, total third party revenue increased by 13% driven primarily by higher average realised third party prices for alumina (up 32%) and aluminium as well as higher shipments. In CY25, revenue increased by 8%, driven primarily by 19% higher average realised third party price of aluminium and higher volumes and price from bauxite offtake and supply agreements, partially offset by 12% lower average realised third party price of alumina and lower aluminium shipments.

Alcoa has relatively high operating leverage (largely resulting from its cost curve position), meaning that changes in revenue result in large variations in adjusted EBITDA and EBIT. In CY23, a 15% decline in revenue combined with higher production costs (particularly for alumina) resulted in a decline in adjusted EBITDA and EBIT of 76% and 106%, respectively. In CY24, a 13% increase in revenue and lower raw material and energy costs (partially offset by higher production costs primarily in the Alumina segment) resulted in an increase in adjusted EBITDA of 196%. In CY25, an 8% increase in revenue was partially offset by increased tariff costs on imported aluminium and resulted in an increase in adjusted EBITDA of 24% and an increase in adjusted EBIT of 42%.

58 Non-controlling interest mainly relates to Alumina's 40% interest in AWAC until August 2024 when Alcoa acquired Alumina Limited.

59 Special items includes items have been identified by Alcoa on its earnings presentations and releases as set out in the table on the following page.

60 Tax impacts include discrete and other tax impacts and the tax impact on special items.

61 Sourced from Alcoa's quarterly results presentations.

62 Growth in 1HY26 is calculated relative to 1HY25.

63 nmc is not meaningful calculation.

64 Interest cover is EBITDA (adjusted) divided by interest expense. Alcoa does not separately disclose interest income.

98

GRANT SAMUEL

Corporate expenses increased by 20% in CY24 as a result of higher labour costs, before decreasing by 6% in CY25.

In CY22 and CY23, net interest expense declined due to the redemption of higher interest rate senior notes during CY21 and CY22 and their replacement with lower interest rate senior notes. Net interest expense was higher in CY24 reflecting interest incurred on the $750 million 7.125% senior notes issued in March 2024 and additional debt assumed on the acquisition of Alumina Limited.

TAX

Alcoa is subject to income tax in both the United States and various foreign jurisdictions in which it operates.

The significant variation in the effective tax rate over the past five years (and its difference from the United States federal statutory tax rate of 21%) is primarily due to:

- the differential between the United States federal statutory tax rate and the tax rates in the foreign countries in which Alcoa operates (e.g. Australia at 30%); and
- valuation allowances and reversal of valuation allowances against deferred tax assets in different countries, the write off of deferred tax assets and changes in utilisation of tax holiday rates (although some valuation allowances are treated as special items).

ADJUSTED NPAT

The volatility of Alcoa's earnings is even greater after taking into account financial leverage and tax (which in CY23 further reduced adjusted NPAT as a result of valuation allowances and in CY25 further increased adjusted NPAT as valuation allowances were reversed).

SPECIAL ITEMS

SPECIAL items are summarised below:

ALCOA – SPECIAL ITEMS ($ MILLIONS, US GAAP)

	CY21 ACTUAL	CY22 ACTUAL	CY23 ACTUAL	CY24 ACTUAL	CY25 ACTUAL	1HY26 ACTUAL
Restructuring and other charges (net)	(1,128)	(696)	(184)	(341)	(918)	(14)
Refinery and smelter restart costs	(6)	(87)	(39)	(7)	(15)	(7)
Smelter/refinery closure costs	(10)	-	(16)	-	(39)	-
External costs related to portfolio actions	-	-	-	(14)	(14)	(15)
Gain on sale/(adjustments to gain on sale)	352	(10)	(17)	(32)	789	-
Mark-to-market change on the shares of Ma'aden	-	-	-	-	197	(35)
Mark-to-market of energy derivative instruments	25	41	(13)	14	(8)	(26)
Mark-to-market of foreign exchange derivatives	-	-	-	-	47	(34)
Debt redemption/settlement expenses	(54)	-	-	-	(13)	(1)
Goodwill impairment charge	-	-	-	-	(144)	-
Insurance settlement	-	-	-	-	-	22
Other	(6)	(2)	14	2	6-	4
Total special items (before tax)	**(827)**	**(754)**	**(255)**	**(378)**	**(112)**	**(106)**
Tax effect of adjustments	(6)	(4)	12	84	151	18
Valuation allowance and other adjustments	(101)	(216)	(45)	2	126	(16)
Total special items (after tax)	**(934)**	**(974)**	**(288)**	**(292)**	**165**	**(104)**
Attributable to non-controlling interest	(66)	18	(42)	(56)	(5)	(1)
Attributable to Alcoa stockholders	**(868)**	**(992)**	**(246)**	**(236)**	**170**	**(103)**

Source: Alcoa and Grant Samuel analysis

99

The main special items are restructuring and other charges (net), offset in part by gain on sale of assets in CY21 and CY25. These adjustments are discussed further below: restructuring and other charges in CY21 and CY22 primarily relate to actions taken to reduce overall pension and other postretirement benefits liabilities. In CY24, restructuring and other charges include $287 million related to the curtailment of the Kwinana refinery. In CY25 restructuring and other charges include $856 million related to the closure of the Kwinana refinery; Alcoa reported a $352 million gain in CY21 primarily in relation to the sale of land at the previously closed Rockdale and Eastalco smelter sites, both in the U.S. In CY25, Alcoa reported a $786 million gain related to the sale of its interest in the Ma’aden joint venture as well as a $197 million net favourable mark-to-market change on the shares of Ma’aden; and goodwill impairment in CY25 was primarily a result of declining alumina prices, increased capital expenditures primarily related to mine moves and mine reclamation in Australia and an increase in the discount rate. Special items also include valuation allowances recorded against deferred tax assets and the reversal of valuation allowances. DIVIDENDS Alcoa has stated that it currently intends to pay a cash dividend on a quarterly basis but the payment of any dividend is entirely at the discretion of Alcoa’s Board. In determining the payment of any dividend, the Alcoa Board will have regard to factors such as Alcoa’s financial position, results of operations, cash flows, capital requirements, business condition, future prospects, any limitations imposed by law, credit agreements or senior securities, and other factors that the Board may deem relevant and appropriate. Although Alcoa did not pay any dividends over the five year period from 4Q16 (i.e. following its separation from Arconic) until the period beginning 4Q21, it has consistently paid a quarterly dividend $0.10 per share of common stock since 4Q21. Outlook Alcoa has not publicly released detailed earnings forecasts for CY26 or subsequent years. However, it provides annual guidance for certain metrics, which it updates each quarter as needed. Additionally, Alcoa provides quarterly guidance related to sequential results, primarily related to segment adjusted EBITDA. Alcoa’s most recent guidance (reflecting updates made in conjunction with the release of its 2Q26 results on 16 July 2026), includes the following: CY26 alumina production of 9.5-9.6Mt and alumina shipments of 11.5-11.6Mt; aluminium production of 2.4-2.6Mt in CY26 (an increase from CY25 primarily due to the restart of the San Ciprián smelter) and aluminium shipments of 2.6-2.8Mt in CY26 (an increase from CY25 primarily due to the restart of the San Ciprián smelter); approximately $10 million in 3Q26 of favourable impacts (compared to 2Q26) on Alumina segment adjusted EBITDA related to recovered stability at the Pinjarra refinery and lower energy prices, primarily diesel and fuel oil, partially offset by planned maintenance at the Alumar refinery and Juruti mine; Aluminum segment adjusted EBITDA is expected to be flat in 3Q26 (compared to 2Q26) as favourable impacts from higher production levels and operating efficiencies fully offset higher carbon prices and seasonally lower third-party energy sales in Brazil. Additionally, based on pricing at the time of Alcoa’s 2Q26 earnings release and expected lower shipments, Section 232 tariff costs on U.S. imports of aluminum from Canada are expected to decrease by approximately $10 million in 3Q26 (compared to 2Q26); other corporate costs are expected to be $180 million for CY26; 100

GRANT SAMUEL

- capital expenditure for CY26 of circa $750 million (including sustaining capital expenditure of circa $675 million and return-seeking capital expenditure of circa $75 million);
- depreciation, amortisation and depletion for CY26 of circa $660 million, up from 1Q26 of $630 million; and
- interest expense for CY26 of circa $135 million (unchanged).

In the absence of publicly released detailed earnings forecasts for CY26 and beyond, Grant Samuel has considered brokers' forecasts for Alcoa (see Appendix B). While these forecasts are sensitive to assumptions as to future commodity prices and exchange rates, they provide an indication of the expected future financial performance of Alcoa:

ALCOA – FORECAST FINANCIAL PERFORMANCE ($ MILLIONS)

	CY25 ACTUAL	BROKER CONSENSUS (MEDIAN)	
		CY26	CY27
Revenue	12,831	14,756	15,213
Adjusted EBITDA	1,965	2,988	3,230

Source: Alcoa and Grant Samuel analysis

7.4 Financial Position

The financial position of Alcoa as at 31 December 2025 and 30 June 2026 is summarised below:

ALCOA FINANCIAL POSITION ($ MILLIONS, US GAAP)

	31 DECEMBER 2025 ACTUAL	30 JUNE 2026 ACTUAL
Receivables, prepayments and other	1,646	2,110
Inventories	2,177	2,340
Accounts payable and accruals	(2,321)	(2,230)
Net working capital[65]	**1,502**	**2,220**
Property, plant and equipment (net)	6,700	6,899
Equity accounted investments	477	527
Shares in Ma'aden	1,397	1,360
Intangibles, net	34	33
Tax balances (net)	328	338
Fair value of derivative instruments (net)	(1,518)	(1,266)
Asset retirement obligations	(1,405)	(1,342)
Environmental remediation	(282)	(285)
Accrued pension and other postretirement benefits (net)	(613)	(573)
Other	733	707[66]
Total funds employed	**7,353**	**8,618**
Cash and cash equivalents[67]	1,597	1,352
Debt	(2,448)	(2,225)
Net debt (excluding lease liabilities)	**(851)**	**(873)**
Lease liabilities	(308)	(308)[66]
Net debt (including lease liabilities)	**(1,159)**	**(1,181)**
Net assets	**6,194**	**7,437**
Non-controlling interest	(76)	(67)
Equity attributable to Alcoa stockholders	**6,118**	**7,370**

65 Non GAAP financial measure.

66 Alcoa does not disclose lease liabilities as at 30 June 2026. Grant Samuel has assumed that lease liabilities at 30 June 2026 are the same as those as at 31 December 2025.

67 Cash and cash equivalents excludes $95 million (as at 31 December 2025) and $142 million (as at 30 June 2026) of restricted cash (included in other) related to commitments made for the viability agreement for the San Ciprián smelter and (in respect of the figure as at 30 June 2026) the Gallium Joint Venture.

101

GRANT SAMUEL

ALCOA FINANCIAL POSITION ($ MILLIONS, US GAAP) (CONTINUED)

	31 DECEMBER 2025 ACTUAL	30 JUNE 2026 ACTUAL
KEY STATISTICS		
Shares of common stock on issue at period end (million)	263.1	263.9
Net assets per share of common stock	$23.25	$27.93
NTA per share of common stock	$23.12	$27.80
Leverage (including pension and other postretirement benefits)[68]	0.9x	0.6x[69]
Gearing (excluding lease assets and lease liabilities)[70]	12.6%	10.9%[66]

Source: Alcoa and Grant Samuel analysis

Alcoa's capital is predominantly deployed in long term fixed assets such as property, plant and equipment, which includes land and land rights (including bauxite mines), alumina refining, aluminium smelting and casting and energy generation structures and machinery and equipment associated with each of these activities.

As a result of the nature of its operations, Alcoa has extensive asset retirement obligations and environmental remediation reserves. The majority (circa 87%) of Alcoa's asset retirement obligations as at 31 December 2025 relate to mine reclamation and the closure of bauxite residue areas. Environmental remediation reserves are an estimate of the probable costs to remediate identified environmental conditions (where costs can be reasonably estimated). Approximately 70% of the cash outflows associated with Alcoa's environmental remediation reserves are estimated to occur over the next five years.

Other notable items included in Alcoa's financial position as at 31 December 2025 and 30 June 2026 include:

- equity accounted investments which represent the carrying value of Alcoa's investments in the ELYSIS partnership (48.235%), its interest in the Bécancour smelter (held through Alcoa's 50% interest in Pechiney Reynolds Quebec, Inc.), Halco Mining, Inc. (45%) and three hydroelectric generation facilities (two in Brazil where Alcoa holds a 34.97% and a 42.18% interest and one in Canada where Alcoa holds a 40% interest);
- Alcoa is exposed to risks in relation to changing commodity prices (aluminium, alumina and energy), foreign currency exchange rates and interest rates and enters into derivative contracts to mitigate uncertainty and volatility and to cover underlying exposures (although Alcoa does not generally enter into derivative contracts to mitigate the risk associated with changes in alumina or aluminium prices). The fair value of derivative instruments as at 31 December 2025 and 30 June 2026 primarily represents power contracts that index the price of power to the LME aluminium price (plus in some cases, the Midwest Premium); and
- Alcoa sponsors several defined benefit pension plans that are paid through pension trusts (funded to ensure they can pay benefits to retirees as they become due) as well as health care postretirement benefit plans covering certain retired employees (unfunded which pay a percentage of medical expenses). Both types of plans have been closed to new employees for some time.

  Since its separation from Arconic, Alcoa has progressively reduced its on-balance sheet provision for accrued pension benefits by entering into annuity contracts with insurance companies under which the obligation to pay the retirement benefits of certain employees is transferred to the insurance company (in exchange for the corresponding retirement plan assets and payment of a fee). Alcoa's

---

68 Non GAAP financial measure. Net debt (including lease liabilities, including pension and other post-retirement benefits) divided by adjusted EBITDA.

69 Based on 1H26 EBITDA, annualised.

70 Non GAAP financial measure. Net debt (excluding lease liabilities) divided by the sum of net debt (excluding lease liabilities) and net assets (excluding lease assets and lease liabilities). Leased assets not reported at 30 June 2026 and consequently, as at 30 June 2026, leased assets are assumed to be the same as at 31 December 2025.

102

GRANT SAMUEL

provisions for accrued pension and other postretirement benefits have been reduced from approximately $3 billion as at 31 December 2016 to $650 million as at 30 June 2026.

As at 31 December 2025 and 30 June 2026, Alcoa's debt consisted principally of private placements under Rule 144A of the *United States Securities Act of 1933* (as amended):

ALCOA – NET DEBT ($ MILLIONS, US GAAP)

FACILITY	AS AT 31 DECEMBER 2025		AS AT 30 JUNE 2026		
	FACILITY SIZE	AMOUNT DRAWN	FACILITY SIZE	AMOUNT DRAWN	TERM/MATURITY
Short term borrowings	-	(9)	-	-	
Revolving credit facilities	(1,450)	-	(1,250)	-	June 2028
Senior notes	(2,469)	(2,469)	(2,250)	(2,250)	2029-2032
Unamortised discounts and deferred financing costs and other		30		25	
Total interest bearing liabilities		**(2,448)**		**(2,225)**	
Cash and cash equivalents[67]		1,597		1,352	
Net debt (excluding lease liabilities)		**(851)**		**(873)**	

Source: Alcoa

Note: Excludes bridging financing commitments of up to $3,100 as at 30 June 2026 (undrawn) related the Proposed Disposal.

The short term borrowings relate to inventory repurchase agreements where Alcoa has sold aluminium to a third party and agreed to subsequently repurchase substantially similar inventory. Alcoa does not record sales on the shipment of inventory but recognises amounts received from third parties as borrowings ($60 million during CY25 and $104 million during 1HY26) offset by repurchased inventory ($101 million during CY25 and $113 million during 1HY26).

Revolving credit facilities comprise a US$1,250 facility in place for working capital and/or other general corporate purposes that matures in June 2028. A $200 million facility available to be drawn in Japanese Yen matured in April 2026. As at 31 December 2025 and 30 June 2026, there were no amounts drawn under the revolving credit facility.

Senior notes comprise four separate private placements of notes ranging in size from $500 million to $750 million. Interest rates on the notes range from 4.125% to 7.125%. The senior note maturities are spread over four years, with the next debt maturity in 2029 (i.e. three years away). All of the senior notes are unsecured and rank equally with each other.

The senior notes and the revolving credit facilities are subject to customary affirmative and negative covenants such as limitations on liens, limitations on sale and leaseback transactions. The negative covenants applicable to the senior notes are less extensive than those applicable to the revolving credit facilities. The revolving credit facilities are also subject to financial covenants. As at 30 June 2026, Alcoa was in compliance with all financial covenants.

As at 30 June 2026, Alcoa had gearing (excluding lease liabilities)[70] of 10.9%, leverage (including pension and other postretirement benefits liabilities)[68] of 0.6 times and total liquidity (cash balance plus undrawn revolving credit facilities) of $2.6 billion.

Alcoa[71] has long term debt ratings of BB+ (stable outlook) from Standard & Poor's ("S&P"), Ba1 (stable outlook) from Moody's Investor Services ("Moody's") and BB+ (positive outlook) from Fitch Ratings ("Fitch"). Moody's and S&P affirmed their ratings following the announcement of the Proposed Disposal.

71 Including, where relevant, Alcoa Nederland Holding B.V, a wholly owned subsidiary of Alcoa and the borrower for the group.

103

GRANT SAMUEL

7.5 Cash Flow

Alcoa's cash flow for CY21 to CY25 and for 1HY26 is summarised below:

ALCOA - CASH FLOW ($ MILLIONS)

	CY21 ACTUAL	CY22 ACTUAL	CY23 ACTUAL	CY24 ACTUAL	CY25 ACTUAL	1HY26 ACTUAL
Adjusted EBITDA (excluding special items)	**2,763**	**2,224**	**536**	**1,589**	**1,965**	**1,496**
Movement in working capital	(778)	(546)	179	(428)	(13)	(582)
Other adjustments[72]	(1,065)	(856)	(624)	(539)	(767)	(485)
Capital expenditure	(390)	(480)	(531)	(580)	(618)	(305)
Free cash flow	**530**	**342**	**(440)**	**42**	**567**	**124**
Contributions from non-controlling interest[73]	21	214	188	65	27	-
Distributions to non-controlling interest (Alumina Limited)	(215)	(379)	(30)	(49)	-	-
Free cash flow after non-controlling interest	**336**	**177**	**(282)**	**58**	**594**	**124**
Repurchase of common stock	(150)	(500)	-	-	-	-
Dividends paid on Alcoa preferred stock	-	-	-	(1)	(1)	-
Dividends paid on Alcoa common stock	(19)	(72)	(72)	(89)	(104)	(53)
Financial contributions for the divestiture of businesses	(17)	(33)	(52)	(35)	(8)	-
Proceeds from sale of assets, businesses and investments	966	15	4	3	166	7
Additions to investments	(11)	(32)	(70)	(37)	(59)	(55)
Acquisition of non-controlling interest	-	-	-	(23)	-	-
Other[74]	21	1	(20)	(14)	(2)	9
Net cash generated/(used)	**1,126**	**(444)**	**(492)**	**(138)**	**586**	**32**
Net cash/(debt) – opening[75]	*(932)*	*122*	*(333)*	*(820)*	*(1,361)*	*(756)*
Adjustments[76]	*(72)*	*(11)*	*5*	*(403)*	*19*	*(7)*
Net cash/(debt) – closing[75]	*122*	*(333)*	*(820)*	*(1,361)*	*(756)*	*(731)*
KEY STATISTICS						
Capital expenditure as a % of adjusted EBITDA (excluding special items)	*14%*	*22%*	*99%*	*37%*	*31%*	*20%*
Free cash flow as a % of adjusted EBITDA (excluding special items)	*19%*	*15%*	*(82)%*	*3%*	*29%*	*8%*

Source: Alcoa and Grant Samuel analysis

Free cash flow has varied considerably over the past five years, broadly mirroring the movement in adjusted EBITDA in each year. However, free cash flow conversion has also been impacted by:

- the build-up in working capital in each of the periods presented above (other than in CY23, which saw much more modest aluminium prices). The increase in working capital in 1HY26 is due to an increase in accounts receivable on higher pricing of aluminium and decrease in accounts payable;
- deferred/discretionary contribution to certain United States defined benefit pension plans of $500 million in CY21;

---

72 Includes interest and tax paid and cash outlays for pension funding, restructuring and asset retirement obligations/environmental remediation.

73 Includes Alumina Limited in CY21 to CY24 and Trento EQT in CY25.

74 Includes payments related to tax withholding on stock based compensation awards, proceeds from exercise of employee stock options and other investing and financing activities.

75 Net cash/(debt) for the purposes of the cash flow statement is cash and restricted cash, net of short term and long term borrowings.

76 Adjustments represents the effect of exchange rate changes on cash and cash equivalents and restricted cash and non-cash movements in debt.

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GRANT SAMUEL

- cash payments related to restructuring initiatives ($107 million in CY23, $188 million in CY24 and $212 million in CY25) including those associated with the curtailment of the Kwinana refinery in CY24 and the closure of the Kwinana refinery in CY25;
- increasing cash payments related to asset retirement obligations/environmental remediation (from $118 million in CY21 to around $245 million in CY24 and CY25 and $171 million in 1HY26);
- increasing capital expenditure (of which approximately 75-95% is sustaining capital expenditure and 5-25% is for growth projects); and
- other recurring outflows including taxes and interest expense.

As a result of the above, Alcoa has very low free cash flow conversion[77] (less than 20% of adjusted EBITDA other than in CY25) that has experienced wide swings from year to year (amplified by the consistently large outlays for restructuring initiatives, asset retirement obligations/environmental remediation and capital expenditure). The sale of non-core assets has freed up nearly $1.2 billion in additional capital and supplemented the free cash flow generated by Alcoa's business operations. Alcoa reduced net debt in CY21 and CY25 and returned cash to stockholders through stock repurchase programs ($650 million in total) and dividends (around $400 million since CY21).

7.6 Capital Structure and Ownership

Capital Structure

Alcoa had the following securities on issue:

- 263,909,445 ordinary shares of common stock as at 27 July 2026;
- 3,236,892 restricted stock units (both performance based and time based) as at 31 December 2025; and
- 89,907 incentive options as at 31 December 2025.

Ownership

As at 31 August 2026, the following entities beneficially own 5% or more of Alcoa's shares of common stock based on reports publicly filed by such holders:

ALCOA – SUBSTANTIAL STOCKHOLDERS

STOCKHOLDER	DATE REPORTED	NUMBER OF SHARES OF COMMON STOCK	PERCENTAGE[78]
Blackrock Inc.	17 April 2025	23,391,807	8.9%
FMR LLC	6 August 2026	16,996,106	6.4%
The Vanguard Group Inc.	29 April 2026	14,538,713	5.5%

Source: Alcoa Notice of 2026 Annual Meeting of Stockholders and Proxy Statement dated 19 March 2026, and subsequent filings on Schedules 13G and 13G/A.

7.7 Stock Price Performance

Overview

The following graph illustrates the movement in the Alcoa stock price and trading volumes from 1 January 2021 to 31 August 2026:

[77] Free cash flow conversion is calculated as free cash flow (before non controlling interest) divided by adjusted EBITDA.

[78] As at date of notice.

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GRANT SAMUEL

ALCOA – STOCK PRICE AND TRADING VOLUME

1 JANUARY 2021 TO 31 AUGUST 2026


$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
Price
40
35
30
25
20
15
10
5
0
Volume (millions)
Jan-2021
Oct-2021
Jul-2022
Apr-2023
Jan-2024
Oct-2024
Jul-2025
Apr-2026
Announcement of Alumina Proposal
Announcement of Proposed Disposal

Source: Bloomberg

The chart illustrates the very wide range of prices the stock has traded at over the last five years and its inherent volatility. There was a steep upward trend in the Alcoa stock price from January 2021 until March 2022, but this was followed by a steep decline (of more than 60%) through to September 2022. Although the share price movements over the next two and a half years appear generally "muted" compared to the preceding period, the stock still traded at a very wide range from around $20 to over $50. Since closing at a low of $22.57 in April 2025, the Alcoa stock price began a largely interrupted ascent over the next year, closing as high as $83.79 in early June 2026, before falling sharply in subsequent weeks.

Following the announcement of the Proposed Disposal, Alcoa stock initially traded downwards and following the release of the 2Q26 results, reached a low of $42.48 on 29 July 2026, despite a slight increase in the aluminium price ($3,200/t at the end of July 2026 compared to circa $3,100 at the time of announcement of the Proposed Disposal). However, throughout August 2026, Alcoa stock strengthened and closed at $49.95 on 31 August 2026.

Relative performance

While Alcoa is a member of a number of market indices, including the S&P MidCap 400 Index and the S&P Composite 1500 Index, movements in Alcoa's stock price largely reflect Alcoa's position as a pure-play, vertically integrated aluminium company, with aluminium representing close to two thirds of CY25 revenue. Accordingly, there is a close relationship between the Alcoa share price and the aluminium price as illustrated in the following chart:

106

ALCOA VS ALUMINIUM SPOT PRICES (REBASED TO 100) 1 JANUARY 2021 TO 31 AUGUST 2026 400 350 300 250 200 150 100 50 0 Jan-2021 Oct-2021 Jul-2022 Apr-2023 Jan-2024 Oct-2024 Jul-2025 Apr-2026 Alcoa LME aluminium spot price LME + Midwest Premium Source: Bloomberg and Grant Samuel analysis At the same time, it is clear that there have been distinct periods of over and under performance relative to the LME aluminium price which probably reflects a number of factors including: Alcoa’s U.S. aluminium production (13% of smelter capacity79), where aluminium prices are linked to the more volatile Midwest Premium as well as the more recent impact of tariffs on its Canadian production (36% of capacity80) much of which is sold to the U.S.; fluctuations in the relationship between alumina and aluminium prices; Alcoa’s operating leverage (largely resulting from its cost curve position) which magnifies the impact of aluminium price movements on adjusted EBITDA; Alcoa’s financial leverage, which increases the impact of price movements on adjusted NPAT; and the consistently high cash outlays for restructuring initiatives, asset retirement obligations/ environmental remediation, capital expenditure and interest, which have increased the volatility of Alcoa’s free cash flow relative to adjusted EBITDA. Between early 2021 and late 2023, the relative performance between the Alcoa stock price and LME aluminium price has alternated between periods of: strong outperformance (between January 2021 to March 2022). The aluminium price increased by 78% over this period on the back of a broader market recovery and a rebound in commodity prices as the uncertainty caused by the COVID-19 pandemic subsided. It spiked even further in March 2022 following the launch of the Russia-Ukraine conflict. During this time, Alcoa’s earnings were buoyed by higher realised prices for aluminium (including higher location and product premiums that had been relatively low in the preceding years). Positive earnings announcements culminated in Alcoa’s mid January 2022 announcement of CY21 results that showed that a 31% increase in revenue had translated into a 140% increase in adjusted EBITDA and a 13 fold increase in free cash flow. Alcoa was 79 U.S. capacity is calculated as Alcoa’s share of capacity at U.S. smelters (345ktpa) as a percentage of Alcoa’s total share of capacity (2,645ktpa), in each case as at 30 June 2026. 80 Canadian capacity is calculated as Alcoa’s share of capacity at Canadian smelters (961ktpa) divided by Alcoa’s total share of capacity (2,645ktpa), in each case as at 30 June 2026. 107 also included in the S&P MidCap 400 Index from mid-December 2021. The Alcoa stock price increased by 309% to close at a high of $95.06 on 24 March 2022; underperformance (between March 2022 until October 2023). During this period, the aluminium price decreased by 41% but the Alcoa stock price fell even further (by 75%) amidst weaker earnings and a number of specific issues affecting its operations. These issues included delays in mining approvals in Western Australia and capacity curtailments due to various issues such as operational challenges (e.g. Warrick smelter in July 2022 and Portland smelter in March 2023) and high energy costs (e.g. Lista smelter in August 2022); and during this period, Alcoa also announced management changes, including the transition to a new CEO which was announced in September 2023. Over the next year and a half, the Alcoa stock price traded broadly in line with the LME aluminium price (albeit with some fluctuations) despite completing a series of transformative acquisitions (e.g. Alumina Limited in 2024) and divestments (e.g. Ma’aden). The stock price continued to be impacted by a number of legacy issues around the San Ciprián complex, mining approvals in Western Australia and the curtailment of the Kwinana alumina refinery. The stock price came under renewed pressure in March 2025 when the U.S. Federal Government introduced a 25% tariff on imports of aluminium from Canada as well as a range of other tariffs impacting global trade. From mid March 2025, the LME aluminium price declined by 15% and Alcoa’s stock price fell by 36% to close at a low of $22.57 on 8 April 2025. From April 2025 until early June 2026, the Alcoa stock price outperformed as LME aluminium prices surged by over 65%, then underperformed from early June 2026. Further discussion of Alcoa’s stock price performance in this period is set out in Section 8.2.3 of this report. 108

GRANT SAMUEL

8 Assessment of the Value of the Consideration

8.1 Summary

Under the Proposed Disposal, South32 will receive:

- cash consideration of $3.1 billion (subject to certain adjustments including for "locked box" and ticking fee amounts);
- equity consideration of approximately 17 million Alcoa shares;
- up to $750 million in contingent consideration that is payable over four years through to CY30; and
- relief from around $750 million in net debt and lease liabilities (which will be assumed by Alcoa).

ASIC Regulatory Guide 111 requires that the transaction consideration to be assessed assuming the Proposed Disposal is completed, is based on the value shareholders are receiving today rather than at the time of announcement (or any other later time, as is the case for the contingent consideration) and on a "minority interest" basis in the case of the scrip component. The best estimate of a minority interest is the market price of the scrip consideration on stock exchanges (but subject to determining that this market price is not distorted or unreliable).

The analysis is directed to calculate a "cash equivalent" value of the Proposed Disposal consideration. Having regard to these requirements, Grant Samuel has attributed a value to the:

- scrip component of the consideration of $765-935 million based on a range for Alcoa shares of $45.00-55.00 (see Section 8.2); and
- contingent consideration of $250-350 million based on projected benchmark alumina and aluminium prices as well as consideration of the inherent optionality in the structure of the arrangement (see Section 8.3).

An adjustment has also been made to account for the expected delay between the crystallisation of value (i.e. the valuation date of 31 March 2026) and the delivery of the consideration on completion (mid 2027). The assessment of the "cost" of the delayed settlement has been assessed to be $108 million (see Section 8.4).

In aggregate, the value of the consideration to South32 is in the range $4,758-5,028 million as follow:

ASSESSMENT OF THE VALUE OF THE CONSIDERATION

COMPONENT	SECTION REFERENCE	LOW	HIGH
Cash consideration	--	3,100	3,100
Assessed value of equity consideration	8.2	765	935
Assessed value of contingent consideration	8.3	250	350
Net borrowings	5.4	750	750
Time value of money adjustment	8.4	(108)	(108)
Total value of the consideration[81]		**4,758**	**5,028**

The total value of the consideration will vary with movements in the Alcoa share price (to the extent it affects the value of the scrip consideration) as well as changes in alumina and aluminium prices (to the extent they affect the value of the contingent consideration).

The value of the consideration excludes additional value that will be unlocked by the Proposed Disposal and retained by South32 and its shareholders (e.g. cost savings and/or simplification benefits). It also excludes any value that may be retained by South32 during the "locked box" period (e.g. marketing margin generated from each of the assets).

[81] Figures may not add up to the total due to rounding.

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8.2 Value of the Equity Consideration 8.2.1 Overview Under the Proposed Disposal, South32 will receive equity consideration of approximately 17 million Alcoa common stock (in the form of Alcoa shares listed on the NYSE and/or Alcoa CDIs listed on the ASX). Grant Samuel has attributed a value to the equity consideration of $765-935 million based on a value range for Alcoa stock of $45.00-55.00 as follows: ASSESSMENT OF THE VALUE OF THE EQUITY CONSIDERATION COMPONENT VALUE Assessed value per Alcoa share of common stock $45.00-55.00 Number of Alcoa common stock 17 million Assessed value of equity consideration $765-935 million The value of the equity consideration will vary with movements in the Alcoa stock price. The Alcoa stock price is extremely volatile and in the last 12 months, has traded in a range of $30.21 to $84.38. Alcoa shares are loosely correlated with movements in the aluminium price (and fluctuations in its relationship to the alumina price) but movements in the Alcoa stock price have been much more pronounced. While these prices are market based measures, they can be volatile, particularly in response of supply shocks. This volatility suggests that a relatively wide range of values is appropriate. Arguably, a range of $40-60 is probably more realistic but: it still does not capture the full range of reasonably plausible outcomes; and it is too wide to be a meaningful assessment of value (+/-20%). The selected range of $45-55 is relatively wide (+/-10%) and can be considered a practical compromise. 8.2.2 Approach It is normal practice to use the post announcement market price as the starting point for estimating the value of scrip consideration but this is typically where the issue of the scrip will occur in the very short term. In this case, the completion may not occur until mid 2027. However, Grant Samuel has adopted the same approach as the most practical in the circumstances. There is little merit in trying to “predict” a stock price in nine months’ time. The best estimate of a future price is the current price (if it is well informed and liquid). An alternative method is to estimate the underlying value of Alcoa following completion of the Proposed Disposal (i.e. the Combined Group) and then to apply a discount to reflect a portfolio interest. However: access to the detailed financial and operational information (such as earnings and operational forecasts or asset plans) of both parties is required to undertake such a fundamental analysis of the value of the consideration; and while the portfolio discount could generally be expected to fall somewhere in the approximate range 15-25%, the precise amount of the discount to apply is highly uncertain. Furthermore, the consensus view of a well traded market is likely to be a more reliable estimate than that of a single external observer. Market prices (particularly for entities such as Alcoa that enjoy high levels of market liquidity and are followed by a number of market analysts) usually incorporate the influence of all publicly available information on an entity’s prospects, future earnings and risks. Grant Samuel has had regard to the market price of Alcoa following the announcement of the Proposed Disposal and addressed the following questions: 110

GRANT SAMUEL

- is there any reason why the market price is not a true reflection of the fair market value of Alcoa stock? For example, there could be:
  - important information about the entity and its business/assets which would affect the share price but is not in the public domain;
  - mispricing by the market; and/or
  - abnormal trading activity in Alcoa stock; and
- will the Proposed Disposal, if completed, have a material impact on Alcoa's financial metrics, growth prospects, risk profile or other factors that would be likely to result in a change in the share price?

In considering these questions, Grant Samuel has:

- analysed the recent trading in Alcoa stock;
- compared key value metrics for Alcoa to those of its peers;
- reviewed broker analyst research on Alcoa; and
- analysed the impact of the Proposed Disposal on Alcoa's key financial metrics.

8.2.3 Analysis of the Sharemarket Trading in Alcoa Stock

Stock Price Performance

Alcoa's stock price performance since January 2021 is discussed in Section 7.7 of this report. Stock price performance and trading volumes from 2 September 2025 to 31 August 2026 are summarised in the chart below:

ALCOA – STOCK PRICE AND TRADING VOLUME

SEPTEMBER 2025 TO AUGUST 2026


Price
$85
$80
$75
$70
$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
Volume (millions)
50
45
40
35
30
25
20
15
10
5
0
Sep-2025
Oct-2025
Nov-2025
Dec-2025
Jan-2026
Feb-2026
Mar-2026
Apr-2026
May-2026
Jun-2026
Jul-2026
Aug-2026
Closure of Kwinana
3Q25 results
3Q25 dividend
4Q25 and CY25 results
U.S. invades Iran
4Q25 dividend
1Q26 results
1Q26 dividend
2Q26 profit warning
Islamabad Memorandum
US-Iran ceasefire
Announcement of Proposed Disposal
2Q26 results

Source: Bloomberg

Trading in Alcoa stock over the period from September 2025 to 30 June 2026 (being the last trading day prior to announcement of the Proposed Disposal) can be broadly categorised into two phases:

- from September 2025 to early June 2026, during which the Alcoa stock price experienced a largely uninterrupted ascent, rising by over 170% from around $31 to close at a four year high of $83.79 on 2 June 2026, coinciding with the peak LME aluminium price. The sharp rise in aluminium prices over this

111

period reflects a combination of capacity constraints in China, strong demand and a supply shock from February 2026 as the conflict in the East impacted aluminium production in the region (which represents approximately 10% of global output). However, the increase in the Alcoa stock price was much more pronounced than the increase in the LME aluminium price over the period (which increased by around 47%), reflecting Alcoa’s position as a pure-play vertically integrated aluminium company as well as: • its operating and financial leverage; • a further increase in the Midwest Premium of approximately 65% (which had already increased by circa 300% from late CY24 until the end of August 2025), fully benefitting Alcoa’s U.S. smelters (13% of its smelting capacity); • an increase in Alcoa’s aluminium production as Alcoa continued to progress smelter restarts; and • the reporting (in January 2026) that an 8% increase in revenue for CY25 had resulted in 24% higher adjusted EBITDA and a 14 fold increase in free cash flow. from early June 2026 until 30 June 2026 (the last trading day prior to announcement of the Proposed Disposal), during which the Alcoa stock price fell sharply (by 38%), significantly exceeding the decline in the LME aluminium price during that period (only around 20%). While some of the decline can be explained by the fall in LME aluminium prices (as the conflict in the Middle East de-escalated allowing for the potential reopening of the Strait of Hormuz), the underperformance also reflected: • Alcoa’s operating and financial leverage; • a 7% decrease in the Midwest Premium; and • Alcoa’s profit warning on 10 June 2026. The Alumina segment was expected to incur an unfavourable profit impact of approximately $60 million in 2Q26 (previously $15 million) due to higher production costs at the Pinjarra refinery, higher energy prices (mainly associated with the conflict in the Middle East) and lower price and volume impacts from bauxite offtake agreements. In the month prior to the announcement of the Proposed Disposal, Alcoa stock traded in the range of $51.22-84.38 and at a VWAP of $64.06. The closing stock price on 30 June 2026 was $52.14. Following the announcement of the Proposed Disposal, Alcoa stock continued to trade downwards, closing at a seven month low of $42.88 on 29 July 2026 (a decrease of around 18% over the closing price immediately prior to announcement of the Proposed Disposal) despite a 5% increase in the aluminium price and a relatively stable Midwest Premium. It is likely that much of the (net) decrease in Alcoa’s stock price over this period reflects a combination of: a negative reaction to the announcement of the Proposed Disposal (the stock price declined by 9% on the following day), with market commentators citing an increase in net debt to fund the $3 billion cash component of the consideration, dilution of shares and integration risk, geographical complexity and incremental alumina exposure into a cyclical downturn (offsetting the benefit of synergies). Other factors may have been a reduced expectation of capital management initiatives (cash returns). From the announcement of the Proposed Disposal until the announcement of the 2Q26 results, Alcoa shares traded in a range of $46.01 to $51.03; and 2Q26 financial results announced on 16 July 2026 (the stock price declined by 9% over a two day period), which indicated EBITDA below broker consensus, lower CY26 guidance for alumina production and shipments and higher CY26 guidance for depreciation and corporate expenses. Alcoa also flagged the potential for delays in Western Australian mining approvals. Alcoa shares continued to trend downwards, and traded in a lower range of $42.48 to $47.90 until 31 July 2026. The Alcoa stock price recovered throughout August 2026, as the aluminium price increased on continued shipping disruptions in the Strait of Hormuz, falling inventories in China and supportive macroeconomic 112 conditions. The stock price traded in the range of $43.82 to $55.05 until 31 August 2026 at a VWAP of $50.27 and closed at $49.95 on 31 August 2026. The important question is whether Alcoa’s recent performance reflects the rational view of a well informed market or, alternatively, whether Alcoa is out of line with its peers or the market. In addressing this issue Grant Samuel has considered the factors set out below. Alcoa Stock Price Performance Compared to its Peers and the Market The following graph illustrates the performance of Alcoa stock relative to the LME aluminium price between 1 September 2025 and 31 August 2026: ALCOA VS LME ALUMINIUM SPOT PRICE (REBASED TO 100) SEPTEMBER 2025 TO AUGUST 2026 300 Announcement of Proposed Disposal 275 250 225 200 175 150 125 100 75 Sep-2025 Oct-2025 Nov-2025 Dec-2025 Jan-2026 Feb-2026 Mar-2026 Apr-2026 May-2026 Jun-2026 Jul-2026 Aug-2026 Alcoa LME Aluminium spot price LME + Midwest Premium Source: Bloomberg The graph above shows that the Alcoa stock price has been loosely correlated with the LME aluminium price since September 2025 but movements have been much more pronounced. The Alcoa stock outperformed from November 2025 to January 2026 and from late May 2026 to early June 2026, then underperformed from early June 2026, declining more rapidly than the aluminium price. The underperformance of the Alcoa stock price relative to the LME aluminium price from early June 2026 to 31 August 2026 is illustrated in the chart below: 113

ALCOA VS LME ALUMINIUM PRICE (REBASED TO 100) 1 JUNE 2026 TO 31 AUGUST 2026 Source: Bloomberg The following graph illustrates the performance of Alcoa stock between 1 September 2025 and 31 August 2026 relative to its closest peers82 (as well as the LME aluminium price): ALCOA VS SELECTED LISTED INTEGRATED ALUMINIUM PRODUCERS82 (REBASED TO 100) SEPTEMBER 2025 TO AUGUST 2026 This chart shows the positive correlation between the trading prices of Alcoa stock and the shares of its closest peers. Furthermore, Alcoa and each of the integrated aluminium producers demonstrate a leveraged exposure (to varying degrees) to the LME aluminium prices, with the degree of leverage explained by company and/or region specific factors, including: 82 Excludes Rusal (impacted by Russian sanctions), CBA (takeover target), ALBA (impacted by the conflict in the Middle East) and Rio Tinto Group (mostly iron ore). Excludes the Chinese focused aluminium producers (i.e. Chalco, Yunnan, Shandong Nanshan and China Hongqiao) since share trading in these companies reflects the different market conditions under which they operate. 114

Alcoa and Century are the only producers with significant U.S. smelting capacity and their U.S. operations have fully benefited from the surge in the Midwest Premium in response to punitive tariffs imposed by the U.S. on aluminium imports. However, Century has benefited to a greater extent than Alcoa, as its U.S. smelters represent a larger share of its total smelting capacity (circa 50% compared to 13% for Alcoa). Furthermore, Century has a greater leverage to stronger aluminium prices (and a lesser exposure to weaker alumina prices) than Alcoa, with primary aluminium representing 100% of Century’s consolidated revenue (compared to 64% for Alcoa). Century’s share price increased by over 200% from September 2025 to April 2026 (compared to around 130% for Alcoa); Norsk Hydro and Hindalco generally underperformed the peers until June 2026. The underperformance likely reflects that although they each have a smaller share of revenue from (weaker performing) upstream products than does Alcoa, they each have a significant exposure to the secondary aluminium market, which has been weak due to a combination of lower consumption and stockfeed shortages. In addition, Norsk Hydro’s operations are primarily located in Europe, where aluminium prices have not experienced the same degree of price escalation as in the U.S. and energy prices have been elevated. Norsk Hydro and Hindalco’s aluminium smelters are mainly in the first quartile of the global cost curve (whereas Alcoa’s smelters are mainly in the second quartile), suggesting higher operating leverage for Alcoa; and Nalco’s share price has broadly tracked the Alcoa share price. It reached a 52 week high in early April after it announced new records for production and sales for the year ended 31 March 2026. Nalco’s significant outperformance against the LME Aluminium price from September 2025 to April 2026 (its share price increased by around 130%) reflects its leading position in the aluminium industry in India, strong performance and outlook, consistent growth and attractive dividend yield. The correlation between trading in Alcoa stock and the shares of its peers has continued since early June 2026 and from the announcement of the Proposed Disposal on 30 June 2026 to 31 August 2026, as illustrated in the chart below: ALCOA VS SELECTED LISTED INTEGRATED ALUMINIUM PRODUCERS82 (REBASED TO 100) 1 JUNE 2026 TO 31 AUGUST 2026 120 Announcement of Proposed Disposal 110 100 90 80 70 60 50 01-Jun-2026 15-Jun-2026 29-Jun-2026 13-Jul-2026 27-Jul-2026 10-Aug-2026 24-Aug-2026 Alcoa Hindalco Norsk Hydro Nalco Century LME Aluminium Price Source: Bloomberg and Grant Samuel analysis From early June 2026 (when the LME aluminium price started to decline) until 30 June 2026, the Alcoa stock price has trended in the same direction at its peers, with Alcoa and each of the peers generally underperforming the LME aluminium price (to varying degrees). Alcoa and Century underperformed each of the peers, likely explained by their exposure to the Midwest Premium, which declined by 7% in June 115

GRANT SAMUEL

2026. Alcoa's underperformance can also be explained by company specific events, including the profit warning (10 June 2026). Relative to Hindalco and Norsk Hydro (which have a significant focus on the secondary aluminium market), Alcoa has a greater exposure to the more volatile primary aluminium market. It also has greater operating leverage (higher position on the cost curve) than each of the peers such that a decline in the LME aluminium price can be expected to have a greater impact on earnings.

This analysis indicates there is nothing to suggest that recent trading in Alcoa stock relative to its peers is materially out of line.

Alcoa Market Ratings Compared to its Peers

Alcoa's and the Combined Group's (pro forma) market ratings (i.e. historical and forecast EBITDA multiples) relative to its closest integrated aluminium producer peers is illustrated below:

SELECTED LISTED INTEGRATED ALUMINIUM PRODUCERS

HISTORICAL AND FORECAST EBITDA MULTIPLES[82,83,84,85]


Historical
Forecast
13.0x
7.6x
7.3x
6.8x
6.6x
6.5x
Median = 7.3x
6.2x
5.9x
5.1x
4.3x
3.9x
Median = 5.1x
Century
Nalco
Hindalco
Norsk Hydro
Alcoa
Combined Group
Nalco
Hindalco
Norsk Hydro
Alcoa
Century

Source: Grant Samuel analysis

Note: Medians exclude pro forma Combined Group.

This analysis shows that:

- most of the listed peers are trading within a range of around 6-8 times historical EBITDA and 4-6 times forecast EBITDA. The very high historical EBITDA multiple for Century reflects the anticipated growth in earnings (given its operating footprint in the U.S.). The benefit of the increase in the LME aluminium price and, more particularly, the Midwest Premium, only affected Century's earnings for a portion of CY25. In contrast, earnings in CY26 are expected to benefit from much higher average prices across the year resulting in the much lower forecast multiples. Century's forecast multiple is below those of the peers, possibly because there is an expectation that the current elevated Midwest Premium that is benefiting Century's operations in CY26 may not be sustained;

---

[83] Based on sharemarket prices as at 31 August 2026 except for Alcoa (standalone) which is as at 30 June 2026 (the last trading day prior to announcement of the Proposed Disposal). The Combined Group is calculated as at 31 August 2026.

[84] The Combined Group multiple has been calculated as the Alcoa (standalone) market capitalisation, net debt and adjustments as at 31 August 2026 with the addition of the headline consideration for the Proposed Disposal, adjusted for the current Alcoa share price. Combined Group EBITDA represents Alcoa's CY25 adjusted EBITDA enterprise value plus South32's CY25 Aluminium business EBITDA. The Combined Group multiple is shown excluding synergies.

[85] All of the peers have a 31 December year end except Hindalco and Nalco which both have a 31 March year end. Forecast EBITDA multiples for all of the peers other than Hindalco and Nalco are for CY26. Forecast EBITDA multiples for Hindalco and Nalco are for the year ending 31 March 2027.

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GRANT SAMUEL

- Alcoa's EBITDA multiples (as at 30 June 2026) sit within the range of multiples for the peers of 6-8 times historical EBITDA and 4-6 times forecast EBITDA, and are not dissimilar to those of Norsk Hydro, the only other geographically diversified peers. Similar to Century Alcoa's forecast EBITDA multiple is relatively low, which likely reflects the market's expectation that the currently elevated Midwest Premium that is benefitting Alcoa's (and Century's) U.S. operations in CY26 may not continue; and
- the Combined Group's pro forma CY25 EBITDA multiple (excluding synergies) is also within the range for the peers at 6.5 times historical EBITDA; and
- the integrated aluminium producers have relatively low gearing ratios. Based on the market value of equity, gearing ratios are generally circa 10% or lower, with one peer in a net cash position. The Combined Group's pro forma gearing ratio[86] of 26.4% is significantly above this range.

Based on the above analysis, there is no evidence to suggest that Alcoa is trading (even since announcement of the Proposed Disposal) materially out of line with its peer group.

Analyst Target Prices

The target price is generally an estimate by analysts of the trading price of shares in up to 12 months' time.

The analyst estimates set out below were published after Alcoa's 2Q26 results were released to the market. At Alcoa's closing price on 31 August 2026 of $49.95, Alcoa was trading below the median analyst estimate of its target price of $65.17:

ALCOA – LATEST ANALYST TARGET PRICES AND RECOMMENDATIONS

ANALYST	DATE OF REPORT	CLOSING SHARE PRICE[87,88]	TARGET PRICE[88]	STOCK RECOMMENDATION	TARGET PRICE PREMIUM/(DISCOUNT) TO CLOSING SHARE PRICE
Broker 1	22 July 2026	$43.48	$64.00	Buy	+47%
Broker 2	20 July 2026	$43.98	$49.70	Outperform	+13%
Broker 3	19 July 2026	$49.06	$72.00	Buy	+47%
Broker 4	17 July 2026	$46.78	$52.38	Standard	+12%
Broker 5	17 July 2026	$46.78	$66.34	Overweight	+42%
Broker 6	17 July 2026	$46.78	$83.80	Outperform	+79%
Broker 7	17 July 2026	$46.85	$55.00	Market Perform	+17%
Broker 8	16 July 2026	$46.85	$80.00	Buy	+71%
Broker 9	16 July 2026	$46.85	$76.00	Buy	+62%
Broker 10	16 July 2026	$46.85	$71.00	Overweight	+52%
Broker 11	16 July 2026	$46.85	$53.00	Equal weight	+13%
Broker 12	16 July 2026	$46.85	$52.00	Neutral	+11%
Low		*$43.48*	*$49.70*		*+11%*
High		*$49.06*	*$83.80*		*+79%*
Median		***$46.85***	***$65.17***		***+44%***
Average		***$46.50***	***$64.60***		***+39%***

Source: Bloomberg and Grant Samuel analysis

The broker target prices and recommendations are largely supportive of Alcoa's prospects in the short to medium term:

- the target prices fall in a very wide range of $49.70-83.80, however all bar one of the target prices sit above the current Alcoa stock price; and

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86 Excludes contingent consideration.

87 Alcoa's closing share price is for the day prior to the release of the analyst recommendation.

88 Where a broker has published a report in A$, Grant Samuel has converted to US$ based on the A$/US$ foreign exchange rate as at the date of the report.

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GRANT SAMUEL

- two thirds of the analysts are positive on Alcoa, with eight out of twelve analysts having a "buy", "outperform" or "overweight" recommendation on Alcoa stock. The remaining four analysts (33%) have a neutral view on Alcoa stock (with a "standard", "neutral", "equal weight" or "market perform" recommendation), with no negative recommendations on the Alcoa stock.

It is not possible to draw any definitive conclusions from the target price data as it reflects a wide range of views on, in particular, the LME aluminium price.

Liquidity

Alcoa is a highly liquid stock with high trading volumes. Although it is not included in the S&P 500 Index, it is a member of a number of stockmarket indices including the S&P MidCap 400 Index and the S&P Composite 1500 Index.

Average weekly volume over the twelve months prior to announcement of the Proposed Disposal represented approximately 12% of average stock on issue or annual turnover of around 605% of total average issued capital. Average weekly volume for Alcoa stock over various periods prior to and following announcement of the Proposed Disposal are summarised below:

ALCOA – STOCK TRADING

PERIOD	AVERAGE WEEKLY VOLUME ('000 SHARES OF COMMON STOCK)	EQUIVALENT ANNUAL TURNOVER
1 July 2025 to 30 June 2026 (year prior to announcement of Proposed Disposal)	30,613	605%
1 January 2026 to 30 June 2026 (six months prior to announcement of Proposed Disposal)	30,989	612%
1 April 2026 to 30 June 2026 (three months prior to announcement of Proposed Disposal)	27,419	542%
1 June 2026 to 30 June 2026 (month prior to announcement of Proposed Disposal)	29,908	591%
1 July 2026 to 31 August 2026 (post announcement of Proposed Disposal)	28,094	555%

Source: Bloomberg and Grant Samuel analysis

Since announcement of the Proposed Disposal (up to 31 August 2026), average weekly volumes in Alcoa stock have been broadly consistent with trading levels during the periods up to 12 months prior to announcement of the Proposed Disposal, noting this includes the period immediately following announcement of Alcoa's 2Q26 results which resulted in elevated trading volumes.

Given the relative consistency in trading volumes, there is no evidence to indicate that there is any abnormal trading in Alcoa stock and the high liquidity is supportive of strong price discovery by the market.

Non Public Information

As a NYSE-listed company with CDIs listed on the ASX, Alcoa has disclosure and reporting obligations to both the NYSE (and the SEC) and the ASX (and ASIC). Generally, a listed company is required to keep the market informed of events and developments in a timely manner as they occur. Once Alcoa becomes aware of any information concerning it that a reasonable person would expect to have a material effect on the price or value of its securities or influence investment decisions, it must inform the market of that information. Alcoa is also required to provide timely and regular financial information.

Alcoa announced its financial results for CY25 (which incorporated CY26 guidance) on 22 January 2026, for 1Q26 (which largely confirmed CY26 guidance) on 16 April 2026 and for 2Q26 on 16 July 2026, which reflected a slight reduction of CY26 guidance for alumina production and shipments and higher corporate expenses. It also provided a profit warning for 2Q26 on 10 June 2026.

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Alcoa faces significant issues and uncertainties relating to its Western Australian mining approvals, the San Ciprián complex and restructuring costs associated with the closure of the Kwinana refinery. However, these have been extensively discussed by Alcoa in its announcements and referenced in the press and by brokers. Alcoa also disclosed to the market that it had entered into the definitive agreement to effect the Proposed Disposal after the close of market on 30 June 2026 (New York time). Consequently, there is no reason to consider that any information relating to Alcoa’s existing business that would have a material impact on its stock price has not been publicly disclosed. 8.2.4 Impact of the Proposed Disposal Sufficient information has been disclosed to enable analysis of the impact of the acquisition of the Aluminium Business on Alcoa. In particular, apart from the transaction terms, Alcoa has disclosed the magnitude of revenues and earnings of the Aluminium assets (~$4.7 billion in CY25 revenues and ~$900 million in CY25 EBITDA), the relative cost curve position of the assets, the value of synergies identified (estimated at ~$900 million in NPV) and improvements in Alcoa’s alumina production capabilities. Alcoa has also disclosed the impact of the transaction on the Combined Group’s gearing and leverage. Furthermore, South32 discloses revenue, EBITDA and other information for each of the assets within the Aluminium Business. As the result, the market has had sufficient opportunity to absorb that information and, therefore, the impact of the acquisition of the Aluminium Business should be reflected in Alcoa’s stock price, notwithstanding that uncertainty remains as to whether Alcoa will succeed in acquiring the Aluminium Business. 8.2.5 Conclusion Grant Samuel’s judgement is that a value range of $45.00-55.00 is a reasonable estimate of the “cash equivalent” of the stock price if the Proposed Disposal is completed. This range takes into account the recent performance of Alcoa stock, the financial impact of the acquisition of the Aluminium Business and prevailing market conditions. In particular: it reflects the range of trading prices following the announcement of the Proposed Disposal until the announcement of the 2Q26 results on 16 July 2026 ($46.01-51.03) and trading from the start of August 2026 until 31 August 2026 ($43.82 to $55.05); it exceeds trading following the announcement of the 2Q26 results on 16 July 2026, after which the Alcoa stock price reached a seven month low of $42.88 on 29 July 2026; aluminium prices remain elevated as tensions between the U.S. and Iran persist and Middle Eastern output remains below capacity (it may take at least a year for supply to recover). Furthermore, trading over this period reflects the benefit of an elevated Midwest Premium on Alcoa’s U.S. operations, which may not continue (at least not beyond the 2028 U.S. election). However, current prices have moderated somewhat; while there has been a sustained decrease in Alcoa’s stock price since the announcement of the Proposed Disposal, there is no specific evidence to suggest that recent Alcoa stock prices do not reflect the rational view of a well informed market or that Alcoa is or has been trading materially out of line with its peers or the market; sufficient information has been disclosed to enable analysis of the impact of the acquisition of the Aluminium Business on Alcoa (in particular, the increase in the Combined Group’s gearing and leverage). As the market has had sufficient opportunity to absorb that information, the impact of the acquisition of the Aluminium Business should be reflected in Alcoa’s stock price since the announcement of the Proposed Disposal even though uncertainty remains as to whether Alcoa will succeed in acquiring the Aluminium Business; and 119

GRANT SAMUEL

- it is not possible to draw any definitive conclusions from the broker target price data, which ranges widely from $49.70-83.80 reflecting the dynamic conditions in the aluminium markets, and Alcoa's sensitivity to aluminium prices, and geopolitical, assumptions. However, it is worth noting that of the twelve broker reports analysed, five have price targets for Alcoa that are within Grant Samuel's assessment of current value.

The assessed value of Alcoa stock relative to recent Alcoa stock prices is shown below:

ASSESSED VALUE OF ALCOA STOCK VS HISTORICAL ALCOA STOCK PRICE

SEPTEMBER 2025 TO AUGUST 2026


$85.00
$80.00
$75.00
$70.00
$65.00
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
Sep-2025
Oct-2025
Nov-2025
Dec-2025
Jan-2026
Feb-2026
Mar-2026
Apr-2026
May-2026
Jun-2026
Jul-2026
Aug-2026

Source: Bloomberg

8.3 Value of the Contingent Consideration

8.3.1 Overview

The contingent consideration component of the total consideration provides South32 with the opportunity to continue participating in the upside of the Aluminium Business through to the end of CY30.

Under the terms of the Proposed Disposal, South32 is entitled to earn up to $750 million in contingent payments that is payable over four years through to the end of CY30. It is calculated based on the extent to which the average aluminium and alumina index prices over the year exceed the following thresholds:

CONTINGENT CONSIDERATION — PRICE THRESHOLDS ($/T)

	CY26	CY27	CY28	CY29	CY30
LME Aluminium Price Threshold	3,500	2,825	2,847	2,870	2,942
Alumina Index Price Threshold	345	452	456	459	471

The prices in excess of the thresholds will be applied against:

- for aluminium assets, 22.5% of production during the calculation period; and
- for alumina assets, 22.5% of 67% of production during the calculation period.

The contingent payments are calculated for each individual fiscal year (i.e. ending 30 June) and are uncapped (except in respect of the total cap of $750 million). They are payable in July or August of each year and payouts in a given year are not netted against other years.

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8.3.2 Approach The consideration payable under the contingent component is variable and dependent on future: LME aluminium prices; alumina index prices; proportional share of the Aluminium Business’ aluminium production; and proportional share of the Aluminium Business’ alumina production. In a worst case scenario, South32 receives no additional payments. On the other hand, its upside is capped at $750 million. Grant Samuel’s indicative valuation of the contingent consideration is based on a scenario analysis that takes into account the NPV of the contingent payments based on the price paths for LME aluminium and alumina index prices adopted in the DCF analysis of the Aluminium Business (see Section 6.3) as well as production volumes assumed in the operating scenarios for each asset. The analysis also examines the NPV using the Consensus Economics median estimates for LME aluminium and alumina index prices as well as spot prices for both commodities. The same discount rate range (of 10.5-11.5%) has been adopted in the analysis. The analysis is simplistic. It is based on a finite number of price scenarios. It may be argued that the valuation of the contingent consideration should take into account a comprehensive probability distribution for all the possible future outcomes for the economics of the payment, incorporating the impact of possible future alumina and aluminium prices as well as alumina and aluminium production levels. In reality, the probability distribution of future alumina and aluminium prices would be a continuous range of prices, with probabilities clustered around some central price estimate. While it is to be expected that the midpoint of price outcomes is more likely than very high or very low outcomes, probability weighting of these is not straightforward (e.g. setting boundary limits, allowing for market responses such as curtailments or restarts that affect the balance of supply and demand). Attributing a discrete value to the “optionality” of the upside is not straightforward either. At best, the assumptions required are likely to introduce a spurious degree of precision to any estimate of value. Despite these limitations, the analysis does provide a guide as to the parameters that can be used in assessing the value of the contingent consideration. Ultimately, it is a matter of judgement. 8.3.3 Analysis The contingent consideration will be most valuable for higher alumina and/or aluminium prices and consistent output from the Aluminium Business. The table below illustrates a comparison between the two price scenarios for aluminium and alumina adopted in the valuation (adjusted for inflation) against the corresponding thresholds for each metal: 121

GRANT SAMUEL

FORECAST ALUMINIUM AND ALUMINA PRICES RELATIVE TO CONTINGENT CONSIDERATION PRICE THRESHOLDS

	FY27	FY28	FY29	FY30
ALUMINA PRICES				
Low Case	340	371	402	424
High Case	371	403	435	457
Threshold (converted to FY basis)	**399**	**454**	**458**	**465**
ALUMINIUM PRICES				
Low Case	3,296	3,183	3,154	3,121
High Case	3,502	3,395	3,371	3,344
Threshold (converted to FY basis)	**3,163**	**2,836**	**2,859**	**2,906**
SPOT PRICE VS THRESHOLD				
Alumina - spot price as at 31 August 2026	*350*	*350*	*350*	*350*
Aluminium - spot price as at 31 August 2026	*3,234*	*3,234*	*3,234*	*3,234*

Source: Grant Samuel analysis (see Section 6.4.1)

The table above demonstrates the variability of the "excess price" that becomes payable to South32 under the various price scenarios. Due to the modest outlook for alumina prices assumed in the near-to-medium term, projected prices are below the threshold. On the other hand, the aluminium component of the contingent consideration is likely to generate most of the contingent payments (assuming consistent production output).

The NPV outcomes of these scenarios are illustrated below:

CONTINGENT CONSIDERATION – NPV OUTCOMES

(AT 10.5-11.5% DISCOUNT RATE)



Value Range
($250 - 350 million)
Low Case
High Case
Consensus Economics, median
Spot price
100
150
200
250
300
350
400
Net Present Value ($ millions)

The analysis illustrates the wide variation of potential NPV outcomes despite the relatively short duration (i.e. just over four years) and relatively narrow range of commodity prices adopted in the analysis. The value range adopted by Grant Samuel is necessarily wider to account for the wide range of plausible outcomes.

The value range is skewed towards the high end of NPV outcomes and, in fact, exceeds the top end of NPV outcomes. It reflects the prevailing strong aluminium price environment and expectation that the alumina-to-aluminium price relationship will be restored to historical levels. In Grant Samuel's view, a value range above the NPV outcomes is appropriate as it reflects:

- the intrinsic option value to participate in the upside of alumina and aluminium prices, particularly in the case of the alumina component, for which the NPV analysis attributes negligible value. The contingent consideration, by its nature, offers an asymmetry of risk, which in this case, is skewed to

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the upside. The worst possible outcome for South32 is receiving zero payments (rather than a negative value); and the possibility for “super-cycles” in any given year, which would contribute materially to the contingent payment in that year but will not be netted off against other years (e.g. one year of $3,400/t). Similarly, there is no individual cap for either the alumina or aluminium components of the contingent consideration (i.e. either one could, in theory, account for all of the upside). 8.3.4 Conclusion Having regard to the expected NPV analysis and factors set out above, Grant Samuel has adopted a range of values for the contingent consideration of $250-350 million. The assessment is fundamentally a judgement rather than a scientific analysis. The value range is not materially out of line from the range adopted by brokers of between nil and up to around $380 million89. While the analysis is simplistic and conclusions as to value are subject to considerable uncertainty, in Grant Samuel’s view, the value range is useful in the context of an assessment of the fairness of the Proposed Disposal. 8.4 Time Value of Money Adjustment Under the Proposed Disposal, South32 is effectively crystallising a value for the Aluminium Business as at 31 March 2026 (i.e. the “locked box” date) following which Alcoa has been entitled to the net cash flow of the business. While the transfer of the economics occurs as at that date (and Grant Samuel has valued the Aluminium Business as at the same date), the actual receipt of the cash and scrip consideration is not paid or issued until the Proposed Disposal is completed. South32 has indicated a target completion date in 2HY27. The extended timetable between the crystallisation of value and receipt of upfront proceeds (up to around 15 months assuming a completion date on 30 June 2027) has a cost to South32 and its shareholders. With regards to the: cash consideration, the primary risk to South32 is effectively a credit exposure to Alcoa. The quantum of the cash consideration is already set and, at least during the period between the “locked box” date and transaction completion, South32 is exposed to Alcoa’s ability to fulfill its obligations. The nature of this credit exposure can be broadly categorised into two distinct phases: • between the “locked box” date and the shareholders’ meeting, • between the shareholders’ meeting and transaction completion, during which South32 would be entitled to receive a ticking fee at a rate equivalent to 5.0% per annum. Accordingly, only the first phase is relevant with respect to calculating the cost of the time value of money. In Grant Samuel’s view, the assessment should instead take into account: • the cash consideration of $3.1 billion; • an interest rate for what is effectively a twelve month credit exposure to Alcoa (underpinned by the fact that South32 would retain the Aluminium Business if Alcoa failed to pay). For this purpose, Grant Samuel has assumed a rate of 6% per annum; and • the period being between 1 April 2026 and the time of the shareholders’ meeting at which the vote on the Proposed Disposal is held (currently targeted to be held in mid-October 2026). Although the ticking fee rate does not fully offset the assumed cost of debt, it is above the risk free rate and the difference is immaterial especially given the finite period of exposure; and 89 As at the date of this report, Grant Samuel is only aware of four brokers that have ascribed a value to the contingent consideration component. These estimates sit across a very wide range and are as follows: nil, $26 million, $243 million and $379 million. 123 scrip consideration, an additional allowance should also be made for the dividends that will not be received during the exposure period (i.e. 15 months assuming a 30 June 2027 completion date). Although the number of Alcoa shares has already been set on announcement of the Proposed Disposal, there is no “make whole” adjustment to compensate South32 for the dividends paid by Alcoa to its shareholders during the period until they are issued at completion. Since 3Q21, Alcoa has consistently paid a quarterly dividend $0.10 per share of common stock. While there is no guarantee that Alcoa will sustain its current level of dividends, it is reasonable to assume that dividends at this level will be maintained. On the basis of the above assumptions and factors considered, Grant Samuel has attributed a value of negative $108 million for the time value of money that South32 and the dividends that shareholders are not qualified to receive due to the extended transaction timetable. 124

9 Evaluation of the Proposed Disposal 9.1 Opinion Grant Samuel has concluded that the terms of the Proposed Disposal are fair and reasonable. Accordingly, the Proposed Disposal is in the best interests of South32 shareholders, in the absence of a superior proposal. 9.2 Approach to Evaluation The Proposed Disposal involves the sale of all of South32’s operating interests in the Aluminium Business to Alcoa. Value for these assets will be crystallised and South32 shareholders will have no ongoing economic interest in the assets other than either directly through the Alcoa stock distributed by South32 or indirectly through any Alcoa stock retained by South32. South32 shareholders will continue to hold on to their investment in South32, which will retain the bulk of its base metals business. It is still a substantial enterprise, but with the sale of the Aluminium Business, will be a much smaller and less diversified group that will be more exposed to certain risks (e.g. movements in any one commodity price, development and construction risks) than it would have been as a much larger group in the absence of the Proposed Disposal. Accordingly, Grant Samuel has evaluated the Proposed Disposal by: determining whether or not the Proposed Disposal is fair by comparing the estimated underlying value range of the Aluminium Business with the consideration to be paid by Alcoa; and assessing whether the Proposed Disposal is reasonable by considering the following factors: • impact of the Proposed Disposal for shareholders in relation to the retained business (e.g. simplification, focused business, financial strength, other opportunities) and any associated disadvantages (e.g. loss of scale, increased risk exposures); and • other advantages and disadvantages (including risks and costs) for South32 shareholders of approving the Proposed Disposal. 9.3 Rationale for the Proposed Disposal Strategic Context The Proposed Disposal is a continuation of South32’s decade-long strategy to transform and improve the quality of its business and, once complete, would: reposition and streamline its portfolio to upstream base metals assets; result in a shift to a higher margin business that should offer better return on investment metrics; reduce complexity by exiting substantially all downstream refinery and smelting operations (i.e. no “industrial process” assets); focus its portfolio on tier one mining jurisdictions in Australia, Chile and the U.S.; and unlock $3.85 billion in capital (excluding Alcoa scrip and contingent consideration) that can be allocated toward high-returning greenfield and brownfield growth projects in copper and zinc. South32 was established in 2015 as a diversified mining group with sixteen operating sites spread across over five jurisdictions and multiple commodities (e.g. aluminium, coal, manganese, nickel and other base metals). The demerger from BHP was widely seen as a one step simplification process for BHP to exit its “non-core” assets (which, together, became the new South32 group) and focus on its core large scale, higher margin assets in preferred commodities (which were retained as part of BHP). 125

The complexity of the diversified mining group had some challenges for South32: the spread of commodity exposures required dedicated technical expertise and market capabilities (e.g. open cut vs underground mining, different unrelated commodity markets, health and safety systems and procedures, etc.); and the geographic spread of assets required additional management oversight and functional support structures; and the sheer number of assets (i.e. 16 operated sites), which demanded significant management time and resources. In many respects, there was no singular “thesis” that held the diverse group of assets together. In December 2017, South32 indicated its intention to pursue a strategy that focused its portfolio on increasing its exposure to its preferred commodities (e.g. copper and zinc) that were upstream base metal mining assets perceived to have longer term structural tailwinds from the energy transition. Since then, South32 has carried out a series of acquisitions and divestments that gradually reshaped its portfolio. The acquisitions of the Hermosa project including the Taylor zinc-lead-silver deposit (2018) and a 45% interest in the Sierra Gorda copper mine (2022) set the cornerstones for its base metals strategy. It also exited its interests across a number of other commodities, including thermal and metallurgical coal, nickel and manganese alloys. In February 2024, the group announced that the Board had approved the development of the Taylor deposit, the first development at the Hermosa project. The approval represented a major milestone that marked its continued strategic reshaping of its portfolio towards its preferred base metals assets. In October 2025, the CEO reiterated, “we remain focused on growing our base metals production, and today, we’re directing 100% of our capital expenditure to transition metals90”. The next logical element in that strategy is considering the future of the Aluminium Business. An exit from the Aluminium Business would be the most significant step-change in the decade-long transformation of South32’s portfolio. It would be by far the largest divestment to be undertaken by the group to date. At one level, aluminium could be seen as a “natural fit” for South32’s strategy. It is widely regarded as a key ingredient for the clean energy transition (e.g. electrification, substitute for copper). However, the Aluminium Business, which is in essence an industrially focused downstream operation, faces very different dynamics from an upstream focused mining business (e.g. lower margin, different market and technical capabilities, emissions intensity). Moreover, structural trends in recent years have weighed down the longer term outlook for alumina and aluminium assets. For example: the rising financial costs of securing the necessary energy supply to run an aluminium smelter. South32 has had experience of these issues with Mozal Aluminium and is already proactively taking steps to mitigate such risks with Hillside Aluminium (e.g. early industry engagement). The Alumar smelter was itself a casualty of such risks when it was placed under care and maintenance in 2015. The financial costs of securing adequate levels of energy supply are expected to continue rising with the roll-out of carbon costs and related compensation structures; heightened environmental and regulatory obligations, which have also made it much more difficult to have much visibility as to longer term operations. In Western Australia, the permitting process resulted in extensive delays and other compliance hurdles (as experienced by South32 at Worsley Alumina as well as by Alcoa at its Huntly Mine operations). Moreover, closure and rehabilitation costs are a significant debt-like overhang and have only trended upwards in recent years (albeit these are based on accounting estimates); and 90 Source: Capital IQ. South32 shareholder/analyst call transcript, 23 October 2025. 126

GRANT SAMUEL

- the lack of a coherent investment thesis for the aluminium value chain. Although alumina markets have enjoyed periodic bursts of price rises in recent years, the longer term outlook for alumina is in part clouded by the anticipated wave of new supply and capacity that will likely make it increasingly challenging to sustain profitable operations. On the other hand, supply-demand issues are less vexing for aluminium assets in the near term but there is an increasing body of evidence to suggest that operating costs will continue to rise for smelters with large carbon footprints (e.g. carbon costs, CBAM) and, in some instances, these have already had a meaningful impact on transaction values (as was the case in the most recent sale of Aluminium Dunkerque in 2026).

Navigating the business through the complex and evolving environment required significant management resources and attention. Accordingly, South32 was open to considering other ownership structures or strategic options for the Aluminium Business (including a sale).

Other Reasons to Divest

At the same time, there were other factors that provided further impetus for the divestment of the Aluminium Business. In particular, there was also a recognition that, while the Aluminium Business was still a profitable enterprise, it faced a number of fundamental issues that were not straightforward to resolve including:

- lack of scale and diversification. While the Aluminium Business is a substantial business in its own right, it is still much smaller (in revenue, EBITDA and in total aluminium and alumina output) than the major vertically integrated aluminium producers:

ALUMINIUM BUSINESS – PEER BENCHMARKING

	ALUMINIUM BUSINESS	ALCOA	NORSK HYDRO	RIO TINTO
FINANCIAL METRICS				
Implied enterprise value ($ billions)	5.6[91]	13.1	18.2	178.9
Revenue (last full year) ($ billions)	4.5	12.8	20.6	57.6
EBITDA (last full year) ($ billions)	0.9	2.0	5.1	20.3
OPERATING METRICS				
Number of smelters (operated)	1	12	7	11
Number of refineries (operated)	1	5	1	3
Countries operating in (operated)	2	7	3	4
Aluminium produced (LTM Mtpa)	0.9	2.4	2.1	3.4
Alumina produced (LTM Mtpa)	5.0	9.5	6.1	7.9

Source: Grant Samuel analysis

- the energy conundrum. For example, Hillside Aluminium remains dependent on an electricity grid that is predominantly fueled by coal-fired power. Similarly, Worsley Alumina is examining a transition from coal-fired boilers to gas-fired ones. Some of the largest vertically integrated aluminium producers such as Alcoa, Rio Tinto and Norsk Hydro already derive a majority of their power supply from "green" or renewable sources already. There are no obvious solutions for South32 to accelerate the transition and, in any event, some of these solutions are likely to be outside its control. The economic cost of the transition (or lack thereof) may become increasingly punitive and weigh on the earnings capacity of these assets;
- limited options available to grow. Each of the assets held by the Aluminium Business are mature assets that have been operational for several decades. Other than the restart of the Alumar smelter or the acquisition of an additional interest in Mozal Aluminium in 2022, there have been no major growth opportunities across any of these assets (other than de-bottlenecking initiatives, which are

91 Based on the headline consideration under the Proposed Disposal. See Section 1.

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merely incremental to current output). In short, there is no real ability to meaningfully grow the business beyond current levels; potential constraints to economic life. The refinery and smelters of the Aluminium Business are all ageing assets have all been operational for several decades and, in many cases, have been built on legacy processing technology that can still be viable in the near term but will become increasingly difficult to maintain (and likely become uncompetitive) over time. The bauxite mines will also, at some point, face increasing geological constraints (as already anticipated at Worsley Alumina). In addition, the Aluminium Business will also need to deal with the substantial closure and rehabilitation and closure obligations (which collectively account for around 70% of South32’s total provisions); and limited capacity to invest in new technology. Unlike either Alcoa and Rio Tinto (both of which formed joint ventures to commercialise the ELYSIS technology for carbon free aluminium smelting) or Norsk Hydro (which also has investments with similar aims, e.g. HalZero, Hydro CIRCAL), the Aluminium Business has not made any meaningful commitments to investing in R&D or innovation to advance existing smelting or refining processes and technology (and has more limited financial resources to do so). Meaningful progress on any of these fronts would require substantial capital investments and, even then, some issues are not entirely within its control (e.g. access to “clean” energy supply, depletion of preferred ore quality). Demands for capital would likely come into conflict with the group’s broader capital allocation priorities particularly during a period when other key growth opportunities in copper and zinc (e.g. Hermosa project and Sierra Gorda expansion) demanded significant capital. In this context, exiting the Aluminium Business at full underlying value would resolve the need for any compromises or trade-offs. The status quo is a plausible alternative. The Aluminium Business could continue to be run as a mature business operation, with the group reinvesting its cash flows across other more prospective growth opportunities in base metals. However, even this approach has its complications as the Aluminium Business faces a number of earnings headwinds that are expected to become increasingly pressing in the near-to-medium term. For example: the future earnings capacity at Worsley Alumina is likely to be strained by the continued depletion of greenstone ore and shift from coal to gas-fired power. A step-up in capital commitments to meet these changes (e.g. transition to granitic ore and/or install new gas-fired equipment) may also be required. In either case, the asset’s economics will likely become less attractive; and the need to find solution to long term reliable and affordable power supply for Hillside Aluminium is likely to weigh on its ability to operate well beyond 2031. The sheer scale of the investment task to rollout renewable energy across South Africa is daunting. Even a partial rollout would require significant sums of capital. Coordination across different levels of government and private capital will likely be required. While South32 is currently engaged in discussions with Eskom, there is no guarantee that a viable solution can be reached in a timely manner (granted there still remains about five years before the current agreement expires). Timing of Sale The next logical question is “why now?”. The Proposed Disposal was announced amidst a period of significant disruption in the aluminium and alumina markets. The near term outlook is mixed, with spot prices for: aluminium trading at relatively robust levels (albeit retracing some of the gains seen earlier in the year) as the conflict in the Middle East has caused a meaningful proportion of smelting capacity (approximately 10% of global production) to be curtailed or at least restricted; and 128 alumina at much more modest levels, reflecting the surplus capacity in the market following the addition of new refinery capacity that has been compounded further by the unexpected disruption of smelting operations in the Middle East (which has suppressed demand). Although prices are expected to “normalise” in the long run, the reality is that the aluminium market has historically been extremely volatile and has been prone to very wide fluctuations in response to movements in supply and demand. Over the last five years, aluminium prices have traded from as low as $2,070/t to as high as around $3,880/t. The alumina market is not immune to these pressures either (and its movements can even be more accentuated given the much smaller market for third party product). In Grant Samuel’s view, it is difficult to judge whether it is an optimal time to sell the Aluminium Business solely in the context of where the underlying commodities are trading. In the current environment, prices are at neither a peak nor a trough. At the same time, the market can shift (at times violently) without much notice. Given the length of time needed to execute a transaction for this type of business, seeking optimal market timing is a “fool’s errand”. Alternative transaction structures such as a contingent consideration linked to alumina and/or aluminium prices can provide some of this “value bridge”. In any event, the more relevant factors in considering the timing of the sale are South32’s motivations for a sale as well as buyer appetite. Alcoa is arguably the best positioned acquirer of the Aluminium Business (which is “long” alumina). It is one of the largest vertically integrated aluminium producers in the world and has the technical expertise and capabilities as well as global reach (e.g. marketing and distribution) to maximise the returns on these assets. While there are a number of industry participants that may be interested in the Aluminium Business (in whole or in part), the reality is that none have the same extent of shared operating footprints as Alcoa. Unlike other potential bidders, Alcoa is uniquely positioned as a “natural acquirer” of the Aluminium Business as it: wholly owns and operates bauxite mining operations and alumina refineries in Western Australia that are adjacent to Worsley Alumina and have some complementary characteristics; and is the controlling joint venture partner in the Alumar refinery (in which it owns 54%) and Alumar smelter (in which it owns the remaining 60%). The potential synergies from Alcoa’s proposed acquisition of the Aluminium Business are significant. Alcoa has announced that the estimated synergies will create around $900 million in additional NPV. The opportunity to optimise the Western Australian asset base has been highlighted by Alcoa’s CEO in investor calls as the most valuable of these opportunities. The scale of these synergies is unique to Alcoa as no other producer has overlapping operating footprint for the same commodities within the same region. Announcement of the Proposed Disposal was the culmination of over 18 months of commercial discussions, negotiations and due diligence. In late 2024, South32 was initially approached by Alcoa in relation to a potential transaction and, since then, considerable work and resources have been invested by both parties to explore the scope (and scale) of synergies that can be unlocked by the combination of the portfolios. While South32 is in a strong financial position and not under any pressure to divest the Aluminium Business, the prevailing market environment (which has seen Alcoa’s share price approach record highs in earlier months) may have opened a window of opportunity to agree terms for a transaction. Given the volatile market backdrop of aluminium prices, a shift in market sentiment can have a material impact on Alcoa’s appetite for an acquisition of this size. As illustrated by the Alcoa share price performance, commodity market movements can have a profound impact on its trading levels. A deal may not be able to be reached or there may be no appetite in a different market environment. Accordingly, there is merit in seizing the opportunity while the window remains open. 129

9.4 Evaluation of the Fairness of the Proposed Disposal Valuation of the Aluminium Business Grant Samuel has estimated the full underlying value of the Aluminium Business to be in the range $4,526-5,048 million. The value is the aggregate value of the underlying value of the individual assets of the Aluminium Business. The value of the Aluminium Business is subject to considerable uncertainty: the aluminium industry has undergone significant disruption over the last 12-18 months, which has been further exacerbated by the onset of the conflict in the Middle East. The dislocation in prices for alumina and aluminium have yet to “normalise” and there is no certainty as to how conditions will evolve; the current operating performance of some of the individual assets of the Aluminium Business is not reflective of their longer term expectations. For example: • both Worsley Alumina and MRN (at least imminently) are undergoing a major mine life extension which is expected to alleviate the grade issues and operating pressures faced in recent years; and • the Alumar smelter just delivered its first full year of positive EBITDA in FY26 and it has yet to operate at nameplate capacity since the smelter recommenced operations in 2022; and the individual assets of the Aluminium Business each face a number of challenges that could constrain the longevity of their operating lives. While South32 continues to invest in identifying and developing alternatives to optimise value, there is no guarantee that these efforts will succeed (nor would a willing and knowledgeable buyer necessarily be prepared to pay a “full value” for these life extensions in light of these risks). On this basis, multiples based on recent, current or short term earnings provide limited insight into valuation and are more in the nature of cross checks. Accordingly, Grant Samuel has utilised a DCF analysis to value the individual assets of the Aluminium Business to capture these dynamics over time. In the case of Worsley Alumina, the NPV outputs were estimated based on three bauxite production scenarios developed in conjunction with, and reflecting the technical judgement of, the independent technical specialist, AMC. Technical valuation assumptions (e.g. production rates, operating and capital costs and closure and rehabilitation costs) for each scenario were reviewed in detail, and estimated, by AMC. A desktop review of the bauxite production scenarios for the Trombetas Mine was also completed by AMC. Grant Samuel determined key assumptions as to the operating scenarios for downstream operations (e.g. power costs, aluminium production ramp-up), commodity prices, exchange rates and discount rates. In any event, it must be recognised that the key variables cannot be forecast with a high degree of confidence. The NPV outcomes are extremely sensitive to a number of parameters, particularly changes in commodity prices. A $10/t change in alumina prices in isolation would impact EBITDA by around $35 million (and NPV by more than $250 million) and a $100/t change in aluminium prices in isolation would impact EBITDA by around $90 million (and NPV by more than $450-500 million). The relatively smaller impact from changes in alumina prices is due to the vertically integrated nature of the business where alumina is both a revenue driver and cost input. The value range is not based on any one scenario or set of assumptions. The valuation of the Aluminium Business is set out in Section 6 of this report. Assessed Value of the Consideration Under the Proposed Disposal, South32 will receive: cash consideration of $3.1 billion; 130 equity consideration of around 17 million shares (or a headline value of $1.0 billion based on the 10-day VWAP through to 26 June 2026 of $58.79 per share); contingent consideration of up to $750 million that is payable over four years; and assumption of approximately $750 million in net debt by Alcoa (as at 31 March 2026). ASIC Regulatory Guide 111 requires that the transaction consideration to be assessed: assuming the Proposed Disposal is completed; based on the value shareholders are receiving today rather than at the time of announcement (or any other later time, as is the case for the contingent consideration); and on a “minority interest” basis in the case of the scrip component. The best estimate of a minority interest is the market price of the scrip consideration on stock exchanges (but subject to determining that this market price is not distorted or unreliable). The analysis is directed to calculate a “cash equivalent” value of the Proposed Disposal consideration. Having regard to these requirements, Grant Samuel has attributed a value range for: the scrip consideration component of $765-935 million, which is based on an estimated value range for Alcoa shares of $45.00-55.00 reflecting recent trading (with the share price at 31 August 2026 of around $49.95 towards the middle of the range); the contingent consideration component of $250-350 million, which takes into account the NPV outcomes of the contingent payments under various projected price scenarios as well as an allowance for the intrinsic option value that South32 has preserved in participating in the upside of the Aluminium Business. The assessed value range is at a discount of more than 50% to the maximum consideration (at face value); and the cost of the time value of around $108 million, which took into account the extended timetable between value crystallisation (i.e. 31 March 2026) and receipt of the proceeds (assuming completion on 30 June 2027). Accordingly, the value of the consideration under the Proposed Disposal is $4,758-5,028 million. The assessment of the value of the consideration is set out in Section 8 of this report. The realisable value of the consideration will fluctuate with movements in the Alcoa share price until such time as the Alcoa shares are sold as well as the ultimate price trajectories of aluminium and alumina price indices over the next four years (relative to the payment thresholds under the contingent consideration). The actual value received by South32 may ultimately be greater or less than the range of values assessed by Grant Samuel of $4,758-5,028 million. Analysis and Conclusion The assessment of the Proposed Disposal is not straightforward. The valuation of the Aluminium Business is a view at a single point in time but it is not necessarily a static value as it can shift daily reflecting aluminium and alumina price movements (which go directly to value) as well as other factors. It is not as stable as a valuation of a typical industrial company. The very wide fluctuations in the Alcoa stock price highlights the scale of these issues (with the stock trading well over $80 in early June 2026, up nearly threefold from less than $30 just a year earlier). The step up in its stock price was largely a product of the sharp rise in aluminium prices over the period. In this context, there are two issues to be dealt with. When the Proposed Disposal was announced on 1 July 2026 (Australian time), the headline value for: the scrip component (of $1.0 billion) was based on a headline Alcoa stock price of $58.79 (calculated on a 10-day VWAP prior to the announcement). However, the Alcoa stock price had been in decline 131 even before the deal was announced and, on 30 June 2026 (the last undisturbed price prior to the announcement), the stock price had already fallen to $52.14 which implied a reduction in the scrip value by over $110 million (falling further on the day following announcement to just $47.48, implying another $80 million reduction). Share prices have fluctuated since then and are likely to continue to trade across a wide range. It is recent Alcoa share prices that are most relevant in assessing the value of the consideration under the Proposed Disposal; and the contingent consideration (of up to $750 million) was premised on fully realising the upside available under the contingent payments. Current alumina prices are well below the price thresholds that were set, with many brokers and market analysts expecting only modest improvements in the near term. There is no guarantee that the full amount can become payable to South32. For these reasons, Grant Samuel has a adopted a lower value. The value attributed to the consideration under the Proposed Disposal compared to Grant Samuel’s estimate of the full underlying value range of the Aluminium Business is illustrated in the chart below: ALUMINIUM BUSINESS — COMPARISON OF VALUE RANGE Control value of the Aluminium Business Assessed value of the consideration Headline value of the consideration on announcement of the Proposed Transaction (based on headline contingent consideration) Value of the consideration on announcement of the Proposed Transaction (based on headline contingent consideration) 4,200 4,400 4,600 4,800 5,000 5,200 5,400 5,600 5,800 Net Present Value ($ millions) In evaluating the fairness of the Proposed Disposal, it needs to be recognised that the bottom of the value range for the Aluminium Business (i.e. $4,526 million) represents the relevant threshold for fairness. Usually (and particularly for a cash offer), the value of the consideration would only need to be above the bottom end of the value range for the transaction to be “fair”. Although the Proposed Disposal is principally a cash offer (i.e. cash consideration plus assumption of net borrowings), the variable component is still a meaningful contributor to value (around 30% of the headline deal consideration of $5.6 billion) and Grant Samuel’s assessment of the value of the consideration is based on a range of trading values for Alcoa shares and a range of values for the contingent consideration. Fairness in these circumstances would require (at minimum) a meaningful degree of overlap with the value range for the Aluminium Business (if the value of the consideration is towards the low end of the value range for the Aluminium Business). As can be seen in the chart, the assessed value of the consideration falls within the valuation range. On this basis, the Proposed Disposal is fair. Assessing the extent to which South32 is effectively receiving a share of the synergies available to Alcoa is not straightforward. A direct comparison between the assessed value of the consideration against the value range of the Aluminium Business does not produce conclusive observations as both are assessed as a range. Moreover, the value of the consideration is likely to change daily and, may fluctuate across a very wide range given the volatility of the Alcoa share price. One approach is to compare the midpoints of the value range ($4,787 million) and the assessed value of the consideration ($4,893 million), which suggests 132 that approximately $106 million of synergy value (or around 12% of total synergies estimated by Alcoa) is implicitly included in the transaction consideration. The share would be higher to the extent an Alcoa share price of more than $50 is realised (or contingent consideration in excess of $300 million is realised). Variability of Consideration Value As discussed in Section 8.2, Alcoa’s stock price is particularly volatile. Moreover, South32 shareholders have an extended period of exposure to potential movements in the Alcoa stock price until either: the shares are distributed to South32 shareholders and then sold by the individual shareholder. In this context, South32 plans to distribute at least half the shares on completion (not expected to occur until 2HY27) and may subsequently distribute additional shares in due course; or the shares are sold by South32 (post completion of the Proposed Disposal). As a result of the extremely high volatility of Alcoa stock, relatively long transaction timetable and potential retention of Alcoa stock by South32 beyond completion, it is quite conceivable that the actual realised value of the equity consideration will ultimately exceed, or be less than, $765-935 million (or even $680-1,020 million, using a wider range for Alcoa share prices of, say, $40-60). It is important for South32 shareholders to understand that: even if the selected value range for Alcoa shares is $40-60, the Proposed Disposal is still fair. The point at which the Proposed Disposal becomes not fair is at an Alcoa stock price of around $31 or less; if the Alcoa stock price does collapse, it is likely to be because of very weak prices in the alumina and aluminium market, in which case, there are also likely to be adverse consequences for the underlying value of the Aluminium Business; and the shareholder meeting to approve the Proposed Disposal is planned to be held in mid-October 2026, giving shareholders the opportunity to re-evaluate the transaction in the light of the then circumstances. Shareholders should monitor the Alcoa stock price up until they cast their vote and consider the consequences of any stock price movements up until that point in time (as well as any implications for the Aluminium Business). However, after the vote, there will be a period of up to approximately nine months where they will be “along for the ride” in relation to the Alcoa stock price. It is worth noting that if the Alcoa share price does collapse, it is likely to reflect a severe downturn in aluminium markets which, in turn, would also have major implications for the value of the Aluminium Business and shareholders are protected by the large cash element in the Proposed Disposal consideration (i.e. approximately $3.75 billion out of $4.75 billion). Other Value Contributions The Proposed Disposal also unlocks additional value for South32 above and beyond the consideration to be paid by Alcoa. These additional benefits include: annual cost savings of approximately $125 million associated with business simplification and implementation of a leaner operating model following completion of the Proposed Disposal. These savings exceed the corporate costs currently allocated to the Aluminium Business (i.e. approximately $80 million per annum, some of which will be transferred directly to the business). However, the composition, timing and achievability of the incremental benefits will depend on successful execution of the broader transformation programme. While elements of the transformation programme may have been achievable in the absence of the sale of the Aluminium Business, the Proposed Disposal provides a catalyst for operating model reform and wider organisational change. 133

Grant Samuel has assessed a value range of around $250-300 million for the cost savings by taking into account the incremental cost savings of $35-45 million net of one-off implementation costs, timing of implementation, any associated dis-synergies and stranded costs incurred beyond the relevant cut-off dates; and additional marketing margin while the Aluminium Business is in the “locked box”. While Alcoa is entitled to the cash flows from the individual assets during this period, South32 will continue to be responsible for the marketing function and, as a result, retain the marketing fee generated from these assets (around 2% of export sales). Assuming a transaction completion date of 30 June 2027, the marketing margin (net of tax) has been valued at around $55-60 million. Collectively, these additional benefits result in a higher total value of the Proposed Disposal to South32 of $5,063-5,388 million, which sits above the top end of the value range for the Aluminium Business. On this basis, the Proposed Disposal is demonstrably fair. Value Upsides and Downsides There are potential additional upsides (albeit with downside risks as well) that could deliver additional value to South32 and its shareholders: if the realised prices for Alcoa shares exceeds $55 (downside below $45); if contingent consideration paid is above $350 million (to a maximum of $750 million). Equally, it could also be as low as zero; and if annual cost savings of more than $125 million are realised. 9.5 Reasonableness Overview As the Proposed Disposal is fair, it is also reasonable. Nevertheless, Grant Samuel believes it is useful for shareholders to understand the wider implications of the Proposed Disposal apart from value and their respective advantages and disadvantages, issues typically dealt with as part of reasonableness. The Proposed Disposal is, in essence, simply the divestment of the Aluminium Business. The remaining South32 businesses would: be a leading base metals focused producer with a streamlined upstream portfolio of four operating assets across copper, manganese and zinc-silver-lead; progress a number of growth options, including the Hermosa project which would bring a transformational step-change in future copper-equivalent production volumes for the group; and enjoy a strong balance sheet with enhanced flexibility to invest in its growth pipeline and deliver shareholder returns. The key advantages and benefits as well as disadvantages and risks of the Proposed Disposal (as it relates to South32) are discussed further below. Advantages and Benefits There are a number of other advantages and benefits associated with the Proposed Disposal. In particular, shareholders in South32 should benefit from the following: SIMPLIFICATION OF THE PORTFOLIO The Proposed Disposal will result in a simpler South32 business that is underpinned by a streamlined upstream portfolio of base metals-focused mining assets in “tier one” mining jurisdictions in Australia, Chile 134 and the United States. In particular, South32 will no longer have any exposure to downstream “industrial process” operations such as refining or smelting and the complexity that brings. One broker92 cited the stark difference in strategies and internal capabilities required between: downstream-focused operators, which tend to seek to “eliminate volatility, engineer out risk and seek out continual improvement gains”; whereas upstream-focused operators, which are more focused on the need to “embrace volatility (both geological and commodity price driven), embrace risk (minimising downside whilst also understanding upside optionality) and take large capital intensive bets.” In the case of the Aluminium Business, these pressures were further complicated by the breadth of its geographic reach (across three countries) and the many regulatory and jurisdictional issues and stakeholders that need to be carefully monitored and managed. Profitability was also particularly impacted by movements in underlying alumina and aluminium prices. Moreover, capital allocation decisions across the group had to be balanced between the needs of the Aluminium Business, for which each of the assets were ageing facilities that were expected to require significant capital expenditure commitments to sustain operations (let alone any “major bets” on further life extensions or expansions). The significant closure and rehabilitation obligations and carbon emissions intensity of the assets added to these issues. In short, the Aluminium Business consumed a lot of management attention and required significant capital. Given the prospective opportunities that are better aligned with the group’s long term “base metals” strategy and focus, these requirements may involve greater capital allocation trade-offs in the future. The streamlined and simplified South32 group will continue to have the same dedicated board and senior management team but with a renewed focus on the core upstream base metals operating and development assets in its portfolio (particularly as it will have much fewer operating sites). Decision making process will also be simplified as the Aluminium Business will not compete with the remaining businesses for the allocation of the capital. South32 should also benefit from greater clarity and speed of decision making. The portfolio of the group moving forward will be more focused on: future-facing base metals, such as copper and zinc. In particular, copper will represent: • nearly 40% of pro forma FY26 underlying revenue (compared to around 15% in the absence of the Proposed Disposal); • over 50% of pro forma FY26 underlying EBITDA (compared to around 30%); and • over 22% of pro forma copper-equivalent93 reserves (compared to just 18%). In-progress development projects across Sierra Gorda, Hermosa and Cannington are expected to lift copper-equivalent production for the remaining group by over 50% once completed (albeit achieving these levels is still years away). The Hermosa project presents the largest of these growth opportunities; long-life assets. Two of the largest assets have estimated reserve lives well in excess of 15 years (with potential for further life extensions); and higher margin assets. The Aluminium Business has historically had lower EBITDA margins than the other commodities such as copper and zinc. The divestment of the Aluminium Business is expected to bolster the group’s FY26 Underlying EBITDA margin from around 31% to over 48%, with further room for upside given the simplification of the operating model. 92 Source: Macquarie Equity Research, South32 – Out of Aluminium, 2 July 2026. 93 For simplicity, copper equivalent calculations are based on the spot price for each of the commodities as at 31 August 2026. 135

ROBUST BALANCE SHEET The Proposed Disposal would significantly strengthen South32’s balance sheet position. On completion, it would: provide cash consideration of $3.1 billion; release South32 from around $750 million in net debt (including the share held by MRN); and provide an additional liquidity buffer to the extent any Alcoa shares are retained and not distributed to South32 shareholders. South32 has also indicated that a potential use of proceeds would be to fully repay $700 million of senior unsecured notes upon completion of the Proposed Disposal. Together with the transfer of net debt to Alcoa, the outstanding gross debt levels for the group will be substantially reduced, with the remaining debt will principally comprise lease liabilities and cash managed on behalf of its equity accounted investments. The remainder of the cash proceeds would bolster what already is a relatively conservative balance sheet position. Collectively, the cash proceeds from the Proposed Disposal would increase the group’s net cash position by around $3.85 billion (i.e. the sum of cash consideration and net borrowings assumed by Alcoa). Total available liquidity would be even higher once its retained holding in Alcoa shares (which are not subject to any minimum holding period) are taken into account. Moreover, the Proposed Disposal would release South32 from a substantial proportion of its closure and rehabilitation obligations (around $1.1 billion as at 30 June 2026). The robust balance sheet position provides the group with optionality in relation to future capital management but, more importantly, provides it with clearer funding certainty over its key growth projects, namely the: development of the Taylor zinc-lead-silver deposit, the first of key deposits to be advanced under the Hermosa project (just over $2 billion in capital expenditure to be spent through to FY28); and construction of a fourth grinding line at Sierra Gorda (around $330 million for its share of the capital expenditure between FY27 and FY30). Any available cash in excess of these capital cost estimates provides a significant buffer for potential cost over-runs, delays in ramp-up or other unforeseen issues and shareholder returns. Construction and development costs have faced significant inflationary pressures in recent years. The latest capital cost estimate for developing the Taylor deposit is around 50% higher than the estimates in its feasibility study published just two years earlier. The ramp up in mining operations at the Taylor deposit will also require time and working capital, with full output not expected until at least the third year of operations in 2031. Although both Moody’s and S&P have placed South32’s investment grade credit rating under review for downgrade following the announcement of the Proposed Disposal, the primary risks flagged by both rating agencies were principally in relation to its reduced scale and diversification rather than its strong balance sheet position (both of which acknowledged were a credit strength for the business). UNLOCKS FRANKING CREDITS Following completion of the Proposed Disposal, South32 will distribute at least half of the Alcoa shares received as equity consideration to South32 shareholders in the form of an in-specie fully franked special dividend. Based on the estimated value for Alcoa shares of $45.00-55.00, the initial return to shareholders is approximately $380-470 million. Based on these values, the franking credits released will be around $160-200 million (assuming a corporate tax rate of 30%) out of a total of $667 million as at 30 June 2026. Although it is not appropriate to factor in the value of the franking credits attached to the special dividend in calculating the consideration to be received by South32 (for which these franking credits do not have any 136 value to per se), it needs to be recognised that some shareholders may realise additional value from these franking credits (i.e. they are better off in after tax terms than they would have been otherwise). At the very least, it would partly offset the tax payable had the distribution been unfranked. Primarily, the benefits from franked dividends flow to Australian resident shareholders on lower tax rates (e.g. superannuation funds). There is no benefit to foreign resident shareholders. In the absence of the Proposed Disposal, the path to realising the value of these franking credits is less clear and may take more time. Any further capital management initiatives facilitated by the transaction could enable further franking credit distributions. FOCUSED PORTFOLIO The Proposed Disposal should improve (or at least refine) the investment thesis in South32. South32’s existing portfolio of upstream and downstream assets is likely to appeal to only a small set of acquirers (if any) particularly due to the complexity of its geographical reach and commodity exposures. Its share price performance over the years has been heavily skewed by one-off events affecting one or other commodities (e.g. the “supercycle” in coking coal prices in early 2022 and 2023). While South32 has already divested a number of these other commodities, an exit from the aluminium value chain would be a major step in providing improved clarity over the financial performance and future direction of its portfolio (albeit it would still retain some diversification across geographies and commodities). In addition, the emissions intensity of the Aluminium Business has an outsized impact on the broader group (around 95% of the group’s operational greenhouse gas emissions exposure) and may have constrained the appeal for some investors (e.g. those with certain ESG investment mandates). The Proposed Disposal should remove the overhang of these issues. If the Proposed Disposal is completed, South32 is expected to remain in the S&P/ASX 100 index as one of the largest ASX listed diversified mining companies. On balance, the investor appeal for South32 should improve with its: simplified investment thesis; focus on “higher quality” base metals assets (e.g. longer life, higher margin) that are buoyed more attractive longer term supply-demand; and enhanced sustainability and ESG credentials. In light of these tailwinds, several brokers deem the Proposed Disposal as a catalyst for a positive re-rating for South32 shares although the magnitude of any further re-rating from this point is debatable in light of the strong share price performance since the announcement and, in any event, may not be realised for some time as the Taylor deposit remains more than a year away from commencing operations (and ramping up). The Proposed Disposal should also increase the prospect of shareholders receiving a takeover or merger offer (compared to the status quo). In its current form, South32 would find it difficult to extract full value in a takeover when it has an eclectic mix of disparate upstream and downstream assets, each with its own distinct industry, geographic and asset-specific risks. A singular “investment thesis” for the group may not be easily grasped by potential buyers of the whole business (which, in the case of strategic buyers, would likely need to understand how it complements their existing business). Likewise, a merger of equals with other industry peers would also be challenging for the same reasons. In this context, the Proposed Disposal should enable South32 to become a focused portfolio of upstream mining assets that could be an attractive proposition for other “pure play” copper producers or diversified miners wishing to expand their base metals exposure in “tier one” mining jurisdictions such as the U.S. CLEAN EXIT FROM THE ALUMINIUM BUSINESS In many respects, completion of the Proposed Disposal represents a clean exit from the Aluminium Business (except as it relates to Mozal Aluminium which is in care and maintenance). While South32 would 137 still continue to have some exposure (at least temporarily) to the Aluminium Business via the Alcoa shares received as scrip consideration and the contingent consideration, it would no longer be exposed to the liabilities and obligations carried by the business. Specifically, the Proposed Transaction would release South32 from a number of obligations (debt-like and otherwise) that are carried by the Aluminium Business and will transfer in full to Alcoa, including: net borrowings of around $750 million, which includes nearly all of the lease liability balance carried by South32 (or around 40% of the total group borrowings); closure and rehabilitation obligations of $1.1 billion (around 70% of the total provisions carried by the group); and all outstanding tax matters, particularly in relation to Brazil. Disadvantages and Risks On the other hand, there are some drawbacks arising from the Proposed Disposal: LOSS OF SCALE AND DIVERSIFICATION The Proposed Disposal will result in a smaller and less diversified South32 business (compared to the group prior to the transaction) that will no longer benefit from the earnings and cash flow contribution of the Aluminium Business. The loss of scale will be significant. The Aluminium Business has historically been one of the largest contributors to group earnings and has generated an average of over $750 million in Underlying EBITDA per annum (generally around 30-50% of South32’s totals in any given year). Moreover, the Proposed Disposal will also result in: fewer operating sites from eight to just four; less geographic diversification from five to just three (i.e. Australia, Chile and U.S.); and exit from two commodity markets (i.e. third party alumina and primary aluminium) whose price cycles are not correlated with other commodities such as copper and zinc, thus removing diversification benefits. These changes, on balance, increase the concentration risk faced by South32. Definitionally, this means that South32 will be less able to readily absorb the financial and business consequences of any significant adverse events (e.g. weaker commodity price environments for one or more of its remaining assets, one-off issues that have stymied production at Australia Manganese, capital expenditure blow outs) as the events will have a greater relative impact. However, South32 will: still be a meaningfully sized business that has strong capacity for continued cash flow generation (albeit some of its near term cash flows will be absorbed by its capital investment commitments); retain its highest margin operations with a clear pathway to growing its operations (e.g. development of the Hermosa Project and capacity expansion Sierra Gorda); have a robust balance sheet. It is expected to have negligible levels of debt and will have a significant starting cash balance; and retain continued access to funding markets in the event it needs to raise additional capital (although the ability to raise debt finance may be affected by the changing nature of its business, as discussed below). 138

INCREASED RELATIVE EXPOSURE TO DEVELOPMENT RISK The divestment of the Aluminium Business will, on balance, increase South32’s relative exposure to its existing portfolio of development projects. The largest (and most immediate) of these projects is Hermosa where South32 is currently progressing the development of the Taylor deposit. The project is substantial, with: just over $2 billion in growth capital expenditure to be spent through to first production in FY28 (or a total of $3.3 billion in cumulative growth spend); and a further $800-900 million in sustaining capital is required to reach nameplate production (including spend on the decline and underground infrastructure across FY28 to FY30). Although South32 has indicated that the majority of work packages have now been contracted or subject to final pricing, the reality is that the risk of increased costs will remain until works are further advanced, especially as it relates to underground development and shaft execution. In the case of the Taylor project, it has faced a number of challenges and cost over-runs since the feasibility study results were announced to the market in early 2024. Estimated project development costs have nearly increased by around 50% from the original estimates (of around $2.2 billion) due to a variety of factors including scope changes, challenging geology (e.g. significant dewatering requirements) and higher construction costs as well as unexpected introduction of tariffs in the U.S. (which pushed costs even higher). While detailed engineering and other studies have been further advanced, such cost estimates are inevitably subject to some degree of uncertainty. Notwithstanding the extensive studies (e.g. geological drilling, mine planning, process flowsheet design, metallurgy testing, etc.) that have been undertaken to prepare the detailed mine plan and feasibility study (as well as the subsequent project update in April 2026), the reality is that the Taylor project remains under construction with no track record of operating history. The operating parameters (e.g. ramp-up rate, production levels, operating costs) remain to be tested under actual production conditions and some others (e.g. geological characteristics) that will only be ascertained with greater certainty once production commences. These parameters may (and will likely) change as production commences and may result in less favourable (or potentially more favourable) outcomes for the project. In any event, the group’s exposure to development risk should subside over the next few years as project construction progresses. The latest project update introduced a design change to enable first ore production from a decline in FY28 ahead of completion of the shaft construction and full ramp up (which will take additional time). INCREASED RELATIVE EXPOSURE TO NON-OPERATED ASSETS The Proposed Disposal will result in the divestment of a number of South32’s majority-owned and operated assets. Until the development of the Taylor deposit is completed (and production is fully ramped up), South32 will derive the majority of its earnings and cash flow from its non-operated assets and various joint ventures. Besides the Cannington zinc-lead-silver mine (which is 100% owned by the group) and the Australia and South Africa Manganese joint venture (in which South32 is the operator and executes marketing function for these interests), all other operating assets are held via joint ventures in which South32 has a minority interest. In particular, none of these minority-held joint ventures are structured as unincorporated joint ventures which would have allowed South32 to take its share of offtake and revenue immediately. For example, Sierra Gorda is the largest of these assets and, in FY26, accounted for over 50% of the group’s Underlying EBITDA (excluding the Aluminium Business). It is a self-funded incorporated joint venture for which any access to its cash is made through quarterly disbursements of excess cash (subject to the approval by both shareholders and guided by the shareholders’ agreement). 139

During robust price environments and periods of strong financial performance, these pressures may not necessarily surface. However, tides can easily turn in commodity markets and access to cash may not be as readily available (whether from the underlying joint ventures or from capital markets). In the case of South32, these issues are, to a large degree, mitigated because: Sierra Gorda is an independently managed joint venture with its own independent management team. It is not managed by South32’s joint venture partners. South32 has a variety of participation rights and veto rights that it can enforce to protect its rights as a shareholder; the remaining operating assets (other than the Cannington mine) are relatively small and not material contributors to the group’s earnings (e.g. Australia and South Africa Manganese). In any event, this balance would evolve over time as the Taylor development is completed and ramps up production and begins generating cash flows; and the Proposed Disposal, if completed, would provide the group with a significant cash buffer that would buy South32 the time to weather the lower earnings profile (as a much smaller group) and higher capital expenditure outflows in the near term. LACK OF IMMEDIATE SOLUTION FOR MOZAL The transaction perimeter specifically excludes the group’s 63.7% interest in Mozal Aluminium, which was placed in care and maintenance in March 2026 after it failed to secure a new long term power supply agreement. Accordingly, the Proposed Disposal is not a “clean exit” from the entire aluminium value chain (on top of the ongoing exposure through the contingent consideration and any retained Alcoa stock). Carving Mozal Aluminium out from the transaction perimeter was a necessary step given the current circumstances: any transaction value attributed to it by Alcoa would likely be unattractive while it remains under care and maintenance; and it lacks the visibility to securing an affordable power contract. South32 has indicated that the eventual divestment of the asset is under active consideration and it is engaging with potential parties. According to one report, South Africa’s Industrial Development Corporation (which holds a 32.48% interest in the smelter) is considering its options including possibly “acquiring the shares of the majority shareholder or structuring a new partnership for the operation of the industrial unit94”. South32 will continue to incur its share of ongoing annual care and maintenance costs of around $5-10 million per annum (on a 100% basis) as well as any other one-off costs to the extent they have not already been incurred (approximately $60 million in total, on a 100% basis). 9.6 Summary and Conclusion The Proposed Disposal is a continuation of South32’s decade-long strategy to transform and improve the quality of its business and, once complete, would: reposition and streamline its portfolio to upstream base metals assets; result in a shift to a higher margin business that should offer better return on investment metrics; reduce complexity by exiting substantially all downstream refinery and smelting operations (i.e. no “industrial process” assets); focus its portfolio on tier one mining jurisdictions in Australia, Chile and the U.S.; and 94 Source: Club of Mozambique, Mozambique | South32 excludes Mozambican smelter Mozal from 4,800 ME deal. 140 unlock $3.85 billion in capital (excluding Alcoa scrip and contingent consideration) to allocate toward high-returning growth projects in copper and zinc. For most of the last decade, South32 has pursued a strategy of increasing its portfolio exposure to upstream base metal mining assets. South32 has completed a series of acquisitions (e.g. Hermosa project, 45% interest in Sierra Gorda) and divestments (e.g. Cerro Matoso, Illawarra Metallurgical Coal) that gradually reshaped its portfolio. The approval to develop the Taylor deposit in February 2024 (the first development at the Hermosa project) marked a major milestone for South32 as it continued to reshape its portfolio towards preferred base metals assets. The next logical element in that strategy is considering the future of the Aluminium Business. An exit from the Aluminium Business would be the most significant step-change in the decade-long transformation of South32’s portfolio. It would be by far the largest divestment to be undertaken by the group to date. At one level, aluminium could be seen as a “natural fit” for South32’s strategy. It is widely regarded as a key ingredient for the clean energy transition (e.g. electrification, substitute for copper). However, the downstream industrial processes of the Aluminium Business (e.g. refining and smelting) involve very different dynamics from an upstream mining business (e.g. lower margin, different market and technical capabilities, emissions intensity). It was also affected by a number of structural trends that have weighed on the longer term outlook for alumina and aluminium, including the uncertainty of energy supply, environmental and regulatory permitting challenges (as experienced by both South32 and Alcoa in their respective Western Australia operations) and a step-up in new supply in alumina markets. Navigating the business through the complex and evolving environment required significant management resources and attention. Accordingly, South32 was open to considering other ownership structures or strategic options for the Aluminium Business (including a sale). A number of other factors provided the South32 Board with further impetus to exit the Aluminium Business. While the Aluminium Business was still a profitable enterprise, it faced a number of fundamental issues that were not straightforward to resolve. It lacked the scale and diversification to effectively compete with the major vertically integrated aluminium producers (many of which have much larger portfolios across “tier one” jurisdictions). It had limited options available to grow the aluminium business, and increasing investment in advanced technologies would likely be needed to keep pace with larger peers and more modern facilities. Moreover, the energy conundrum is expected to become increasingly problematic, particularly for Hillside Aluminium (given its reliance on a coal-fired grid). There are no obvious solutions for South32 to accelerate the transition to renewable power and the economic cost of the transition is likely to be significant. Meaningful progress on any of these fronts would require substantial capital investments. However, demands for capital would likely come into conflict with the group’s broader capital allocation priorities particularly during a period when other key growth opportunities in copper and zinc (e.g. Hermosa project and Sierra Gorda expansion) required significant capital. In this context, exiting the Aluminium Business at full value would resolve the need for any compromises or trade-offs. The status quo is a plausible alternative. Cash flows from the Aluminium Business could continue to be reinvested across other more prospective growth opportunities in base metals. However, even this approach has its complications as the Aluminium Business faces a number of challenges that are expected to become increasingly pressing in the near-to-medium term due to: the depletion of greenstone ore at Worsley Alumina and shift from coal to gas-fired power and the upward pressure on gas prices; and the need to find a solution to long term reliable and affordable power supply for Hillside Aluminium beyond 2031. 141

While the prevailing industry backdrop may not necessarily be the most conducive for crystallising a value for the Aluminium Business, there is merit to the decision to proceed. Alcoa is arguably the best positioned acquirer of the Aluminium Business. It is one of the largest vertically integrated aluminium producers in the world and has the technical expertise and capabilities as well as global reach (e.g. marketing and distribution) to maximise the returns on these assets. More importantly, it is uniquely positioned as a “natural buyer” of the Aluminium Business given its adjacent bauxite mining and alumina refinery operations in Western Australia (that have some complementary characteristics) and its existing positions in the Alumar refinery and smelter (in which it holds a controlling interest in each of the joint ventures). The potential synergies from a combination of Alcoa’s operations with the Aluminium Business are significant. Alcoa has announced an estimate of $900 million of synergies in NPV terms. The opportunity to optimise the Western Australian asset base has been highlighted by Alcoa’s CEO in investor calls as the most valuable of these opportunities. The scale of these synergies is unique to Alcoa as no other producer has overlapping operating footprint for the same commodities within the same region. Announcement of the Proposed Disposal was the culmination of over 18 months of commercial discussions, negotiations and due diligence. Given the volatile market backdrop of aluminium prices, a shift in market sentiment can have a material impact on Alcoa’s appetite for an acquisition of this size (particularly given the likely need for scrip to form part of the consideration). A deal may not be able to be reached or there may be no appetite in a different market environment. Accordingly, there is merit in seizing the opportunity while the window remains open. Grant Samuel has valued the Aluminium Business at $4,526-5,048 million based on the aggregate value of its individual alumina and aluminium assets. Assessment of the consideration is based on the “cash equivalent” value of the Proposed Disposal consideration offered by Alcoa. The assessed value of the consideration of $4,758-5,028 million was based on: scrip consideration component of $765-935 million, which is based on an estimated value for Alcoa shares of $45.00-55.00 which was in reference to recent trading (with the share price as at 31 August 2026 of around $49.95 towards the middle of the range); contingent consideration component of $250-350 million, which is at a discount to the maximum consideration payable; and the cost of the time value of around $108 million, which took into account the extended timetable between value crystallisation (i.e. 31 March 2026) and receipt of upfront proceeds. As the entire range of the assessed value of the consideration falls within or above the value range of the Aluminium Business, the Proposed Disposal is by definition fair. The Proposed Disposal also unlocks additional value for South32 above and beyond the consideration to be paid by Alcoa. These additional benefits include: significant cost savings of around $125 million per annum (albeit offset by one-off costs and some dis-synergies). Grant Samuel has assessed a value range of around $250-300 million for the synergies; and additional marketing margin while the Aluminium Business is in the “locked box”. Grant Samuel has attributed a value of $55-60 million to the marketing margin. Collectively, these additional benefits result in a higher total value of the Proposed Disposal to South32 of $5,063-5,388 million. The assessed value sits above the top end of the value range for the Aluminium Business. On this basis, the Proposed Disposal is demonstrably fair. As the Proposed Disposal is fair, it is also reasonable. Nevertheless, there are wider implications of the Proposed Disposal apart from value and their respective advantages and disadvantages, issues typically dealt with as part of reasonableness. In particular, the Proposed Disposal should unlock a number of advantages and benefits for South32 as it: 142 accelerates the group’s simplification strategy, which will transform South32’s business into a streamlined upstream portfolio of base metals-focused mining assets in “tier one” mining jurisdictions in Australia, Chile and the United States; establishes the remaining South32 group with a robust balance sheet position, with net cash position expected to improve by around $3.85 billion. The strong cash position should provide South32 with clearer funding certainty over its key growth projects as well as optionality in relation to future capital management; allows certain eligible shareholders to benefit from the value of the franking credits attached to the special dividend (i.e. in-specie fully franked special dividend of Alcoa shares); and provides a “clean” exit from the Aluminium Business (other than Mozal Aluminium), including the release of any net borrowings and other obligations (e.g. closure and rehabilitation costs, Brazil tax issues). On the other hand, there are some drawbacks arising from the Proposed Disposal such as: reduced scale of operations and diversification (e.g. fewer operating sites, fewer commodity exposures, less geographic diversification), particularly as the Aluminium Business has historically been one of the largest contributors to group earnings; increased relative exposure to development risk, with the Hermosa project still under construction (with the first of its developments, the Taylor deposit, set to deliver first production in 2HY28); increased relative exposure to non-operated assets (at least until Taylor is ramped up), as the majority of its earnings and cash flow will come from its non-operated assets and various joint ventures (e.g. Sierra Gorda which is 45% owned); and the retention of Mozal Aluminium (at least temporarily), while South32 actively explores strategic options for the asset. This means that the Proposed Disposal is not a complete exit from the aluminium value chain. While the risks and drawbacks are real and non-trivial, in Grant Samuel’s view, they are, on balance, outweighed by the compelling strategic merits of the transaction and the value it unlocks for South32 and its shareholders. Taking all of these factors into consideration, Grant Samuel believes that the Proposed Disposal is fair and reasonable and therefore in the best interests of South32 shareholders, in the absence of a superior proposal. 9.7 Other Matters MRN Pre-Emptive Process The issue around the pre-emptive rights process for MRN is unlikely to be resolved by the time of the shareholders’ meeting at which the vote on the Proposed Disposal is held. By design, South32’s interest in MRN will transfer to either Alcoa (if the pre-emptive rights are not exercised) or to one or more of the other shareholders in MRN (if the pre-emptive rights are exercised). While there is a possibility that the transfer of the interest in MRN to either Alcoa or any of the other shareholders is delayed, there are mechanisms in place to ensure that South32 can still dispose of its interest in the company. Transaction Costs South32 will incur certain transaction costs (including legal and other adviser’s fees as well as printing and mailing costs) that will still need to be paid regardless of whether the Proposed Disposal is approved by shareholders or completed. 143

Break Fees If the Proposed Disposal is not approved by South32 shareholders (or the condition waived by South32, as applicable), South32 may be required to pay a break fee of $41 million if the shareholder approval condition precedent is not satisfied or waived by South32 (as applicable) in respect of a shareholder meeting to vote on the Proposed Disposal held on or before 30 November 2026. The break fee could increase to $82 million if the shareholder approval condition precedent is not satisfied or waived by South32 (as applicable) in circumstances where: (i) South32 fails to hold the shareholder meeting on or after 1 December 2026 and at the time of termination the shareholder meeting has not been held; or (ii) the shareholder meeting is held on or after 1 December 2026; or the shareholder meeting to vote on the Proposed Disposal has not been held on or before 30 November 2026 (and the Shareholder Approval Condition Precedent has not been waived by South32 before midnight on 2 December 2026). 9.8 Shareholder Decision Grant Samuel has been engaged to prepare an independent expert’s report setting out whether in its opinion the Proposed Disposal is fair and reasonable to South32’s shareholders and to state reasons for that opinion. Grant Samuel has not been engaged to provide a recommendation to shareholders in relation to the Proposed Disposal, the responsibility for which lies with the directors of South32. In any event, the decision whether to vote for or against the Proposed Disposal is a matter for individual shareholders based on each shareholder’s views as to value and business strategy, their expectations about future economic and market conditions and their particular circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. In particular, taxation consequences may vary from shareholder to shareholder (particularly as it relates to the in-specie distribution of Alcoa shares to South32 shareholders). If in any doubt as to the action they should take in relation to the Proposed Disposal, shareholders should consult their own professional adviser. Similarly, it is a matter for individual shareholders as to whether to buy, hold or sell shares in South32 or Alcoa. These are investment decisions upon which Grant Samuel does not offer an opinion and are independent of a decision on whether to vote for or against the Proposed Disposal. Shareholders should consult their own professional adviser in this regard. 144

10 Qualifications, Declarations and Consents 10.1 Qualifications The Grant Samuel group of companies provide corporate advisory services in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 600 public independent expert and appraisal reports. The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Wilson MCom (Hons) and Celeste Oakley BEcLLB CFA. Stephen and Celeste each have a significant number of years of experience in relevant corporate advisory matters. Shaun Yu BBA CFA and Jayden Muller BAdvFin&Econ (Hons) assisted in the preparation of the report. Each of the above persons is a representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act. 10.2 Disclaimers It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to whether the Proposed Disposal is in the best interests of shareholders. Grant Samuel expressly disclaims any liability to any South32 shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever. Grant Samuel has had no involvement in the preparation of the Explanatory Memorandum issued by South32 and has not verified or approved any of the contents of the Explanatory Memorandum. Grant Samuel does not accept any responsibility for the contents of the Explanatory Memorandum (except for this report). 10.3 Independence Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any business or professional relationship with South32 or Alcoa or any financial or other interest that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposed Disposal. Grant Samuel commenced analysis for the purposes of this report in June 2026 prior to the announcement of the Proposed Disposal. This work did not involve Grant Samuel participating in setting the terms of, or any negotiations leading to, the Proposed Disposal. Grant Samuel had no part in the formulation of the Proposed Disposal. Its only role has been the preparation of this report. Grant Samuel will receive a fixed fee of $1,100,000 for the preparation of this report. This fee is not contingent on the conclusions reached or the outcome of the Proposed Disposal. Grant Samuel’s out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report. Grant Samuel considers itself to be independent in terms of Regulatory Guide 112 issued by the ASIC on 30 March 2011. 10.4 Declarations South32 has agreed that it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This 145 indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by the breach of the terms of this letter, negligence, wilful misconduct, recklessness or fraud by Grant Samuel. South32 has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Any claims by South32 are limited to an amount equal to the fees paid to Grant Samuel. Where Grant Samuel or its employees and officers are found to have been in breach of the terms of this letter, negligent or engaged in wilful misconduct, recklessness or fraud, then Grant Samuel shall bear the proportion of such costs caused by its action. Advance drafts of this report were provided to South32 and its advisers. An advanced draft of the relevant factual sections of this report was provided to Alcoa and its advisers. Certain changes were made to the drafting of the report as a result of the circulation of the draft report. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts. 10.5 Consents Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Explanatory Memorandum to be sent to shareholders of South32. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears. 10.6 Other The accompanying letter dated 10 September 2026 and the Appendices form part of this report. Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report. GRANT SAMUEL & ASSOCIATES PTY LIMITED 10 September 2026 146

APPENDIX A GLOSSARY OF ABBREVIATIONS AND TECHNICAL TERMS The following terms used in this report (including the summary letter, the full report and the appendices) have the meanings set out below: SOUTH32 – GLOSSARY OF ABBREVIATIONS AND TECHNICAL TERMS ABBREVIATION DEFINITION 1HYXX half year end 31 December 20XX (i.e. 1HY26 is the six months ended 31 December 2025) 1QXX the first quarter of CYXX (i.e. 1Q26 is the three months ended 31 March 2026) 3QXX the third quarter of CYXX (i.e. 2Q26 is the three months ended 30 September 2026) 4QXX the fourth quarter of CYXX (i.e. 4Q26 is the three months ended 31 December 2026) A$ Australian dollars ACCC Australian Competition and Consumer Commission AEMO Australian Energy Market Operator AME AME Mineral Economics Pty Limited API Alumina Price Index ASIC Australian Securities & Investments Commission ASX Australian Securities Exchange ASX Listing Rules list of rules that, amongst other items, govern disclosure and other aspects of an ASX listed entity’s conduct CAPM Capital Asset Pricing Model CBAM carbon border adjustment mechanism CEO Chief Executive Officer CIF costs, insurance and freight inclusive Combined Group Alcoa plus the Aluminium Business COMEX New York Mercantile Exchange Corporations Act Corporations Act 2001 (Cth) CYXX calendar year end 31 December 20XX (i.e. CY26 is the year ended 31 December 2026) DCF discounted cash flow DPS dividends per share (for South32) or dividends per share of common stock (for Alcoa) EBITDA earnings before net interest, tax, depreciation, amortisation of acquired intangible assets, share of profit/(loss) from equity accounted associates and significant items EBITA earnings before net interest, tax, amortisation of acquired intangible assets, share of profit/(loss) from equity accounted associates and significant items. EBIT earnings before net interest, tax, share of profit/(loss) from equity accounted associates and significant items EPS earnings per share (for South32) or earnings per share of common stock (for Alcoa) ESG environmental, social and governance Eskom Eskom Holdings SOC Limited FIRB Australian Foreign Investment Review Board Fitch Fitch Ratings, Inc. FOB free on board FYXX calendar year end 30 June 20XX (i.e. FY26 is the year ended 30 June 2026) GWh gigawatt hours (1 GWh = 1,000 MWh) Interest cover EBIT divided by net interest expense JORC Joint Ore Reserves Committee km kilometres 1

ABBREVIATION DEFINITION kt thousand tonnes ktpa thousand tonnes per annum (equivalent to thousand metric tons per year) Leverage Net debt including lease liabilities divided by last 12 months EBITDA LME London Metals Exchange LNG liquefied natural gas LTM last twelve months Moody’s Moody’s Investor Service Mt million tonnes Mtpa million tonnes per annum MW megawatts MWh megawatt hours NPAT net profit after tax NPV net present value NTA net tangible assets, which is calculated as net assets less intangible assets NYSE New York Stock Exchange Reported NPLAT Net profit/(loss) after tax and signficiant items (i.e. as reported in the company’s financial results) RMB Chinese renminbi S&P Standard & Poor’s Global Ratings SHFE Shanghai Futures Exchange T or t tonne(s) U.S. United States U.S. GAAP U.S. Generally Accepted Accounting Principles, the standard framework of accounting rules and procedures used in the U.S. VAT value added tax $, US$ or U.S. dollars United States dollars VWAP volume weighted average price WACC weighted average cost of capital

GRANT SAMUEL

APPENDIX B
BROKER CONSENSUS FORECASTS

South32 has not publicly released earnings forecasts for the Aluminium Business for FY27 or subsequent years. Accordingly, Grant Samuel has considered median broker forecasts.

Broker Consensus for the Aluminium Business

Set out below is a summary of forecasts prepared by brokers that follow South32 and separately disclose forecasts for the Aluminium Business:

SOUTH32'S ALUMINIUM BUSINESS – BROKER FORECASTS ($ MILLIONS)

BROKER	DATE	REVENUE		EBITDA		EBIT	
		FY27	FY28	FY27	FY28	FY27	FY28
Broker 1	21 Jul 2026	5,295	5,836	1,279	1,668	974	1,361
Broker 2	21 Jul 2026	5,014	5,262	1,105	1,302	779	971
Broker 3	21 Jul 2026	4,633	4,566	1,015	840	720	550
Broker 4	4 Aug 2026	4,454	4,521	775	734	474	423
Broker 5	19 Jul 2026	5,074	5,058	1,470	1,338	1,168	1,044
Broker 6	24 Jul 2026	5,835	5,820	1,548	1,396	1,181	979
Broker 7	5 Aug 2026	4,789	4,709	995	868	663	526
Broker 8	21 Jul 2026	–	–	1,024	1,015	–	–
Broker 9	20 Jul 2026	–	–	1,053	929	–	–
Broker 10	6 Aug 2026	5,215	–	1,581	–	1,281	–
Broker 11	5 Aug 2026	4,887	4,934	1,392	1,244	1,054	894
Median		**5,014**	**4,996**	**1,105**	**1,129**	**974**	**933**
High		*5,835*	*5,836*	*1,581*	*1,668*	*1,281*	*1,361*
Low		*4,454*	*4,521*	*775*	*734*	*474*	*423*

Source: Brokers' reports, Grant Samuel analysis

When reviewing this data, the following should be noted:

- the FY27 and FY28 forecasts presented above represent the latest available broker forecasts for the Aluminium Business following announcement of South32's fourth quarterly results on 20 July 2026 and updated FY27 guidance for the relevant assets. One of the brokers' estimates (Broker 5) was dated 19 July 2026 but this appears to have been due to a time zone differential.

  Although South32 released its FY26 results on 27 August 2026, only a select number of updated broker forecasts were available at the time this report was prepared. In the case of those that released updated figures, the majority have left their estimated for the Aluminium Business largely unchanged;
- as far as Grant Samuel is aware, South32 is followed by 17 brokers (of which only eleven are presented above). Of the brokers missing from the latest consensus, one broker is from the investment bank advising South32 in relation to the Proposed Transaction while the other six brokers have not disclosed specific forecasts for the Aluminium Business (or the individual assets within the transaction perimeter);
- the wide range of EBITDA forecasts for FY27 and FY28 is impacted by a number of factors, including different assumptions in relation to average realised prices for aluminium and alumina sales. Production forecasts are within a relatively narrow range with respect to:
  - alumina, of around 5,240-5,340ktpa in FY27 and 5,100-5,400ktpa in FY28 (with the decline at the bottom end reflecting lower output at Worsley Alumina by one broker); and

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GRANT SAMUEL

- aluminium, of around 850-890ktpa in FY27 and 870-900ktpa in FY28 (with the modest uplift in FY28 principally driven by the ramp up in Alumar smelter); and
- as far as is possible to identify from a review of the brokers' reports, Grant Samuel believes that the earnings forecasts have been prepared on a consistent basis and do not incorporate any one-off adjustments or non-recurring items.

Although the median broker forecasts for FY27 and FY28 EBITDA and EBIT sit across a very wide range, the underlying drivers (e.g. alumina production and aluminium production) are sufficiently close to South32's Financial Models to be used as proxies for presenting implied FY26 earnings multiples.

Broker Consensus for Alcoa

Grant Samuel has also considered broker forecasts for Alcoa. Set out below is a summary of forecasts prepared by brokers that follow Alcoa:

ALCOA – BROKER FORECASTS ($ MILLIONS)

BROKER	DATE	REVENUE		EBITDA		EBIT	
		FY27	FY28	FY27	FY28	FY27	FY28
Broker 1	22 Jul 26	14,965	14,752	3,034	2,348	–	–
Broker 2	20 Jul 26	14,315	13,194	2,671	1,618	1,999	942
Broker 3	19 Jul 26	14,731	15,056	3,119	3,256	2,459	2,589
Broker 4	17 Jul 26	14,090	-	2,032	-	–	–
Broker 5	17 Jul 26	14,688	15,567	2,988	4,048	2,330	3,385
Broker 6	17 Jul 26	15,077	15,595	3,234	3,670	2,570	3,027
Broker 7	17 Jul 26	14,781	17,263	2,901	3,232	2,092	2,377
Broker 8	16 Jul 26	–	–	3,097	3,603	–	–
Broker 9	16 Jul 26	14,448	14,608	2,873	2,831	2,187	2,171
Broker 10	16 Jul 26	15,108	15,289	3,177	3,227	2,471	2,573
Broker 11	16 Jul 26	–	–	–	–	–	–
Broker 12	16 Jul 26	15,034	15,213	2,789	2,221	2,112	1,561
Median		14,756	15,213	2,988	3,230	2,259	2,475
High		*15,108*	*17,263*	*3,234*	*4,048*	*2,570*	*3,385*
Low		*14,090*	*13,194*	*2,032*	*1,618*	*1,999*	*942*

Source: Brokers' reports, Grant Samuel analysis

- the FY26 and FY27 forecasts presented above represent the latest available broker forecasts for Alcoa following announcement of Alcoa's second quarterly results on 16 July 2026.
- as far as Grant Samuel is aware, Alcoa is actively followed by 15 brokers (of which only twelve are presented above). Of the brokers missing from the latest consensus, two brokers had not provided updated reports following 2Q26 results, while one broker is from an investment bank advising South32 or Alcoa in relation to the Proposed Transaction. Where applicable, Grant Samuel has removed forward estimates where a broker has assumed the Proposed Transaction will complete prior to the conclusion of FY27;
- the wide range of EBITDA forecasts for FY26 and FY27 is impacted by a number of factors, including different assumptions in relation to average realised prices for aluminium and alumina sales.

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APPENDIX C SELECTION OF DISCOUNT RATE 1 Overview A discount rate in the range of 10.5-11.5% has been selected as appropriate to apply to the forecast nominal ungeared after tax cash flows for the Aluminium Business. The valuation of an asset or business involves estimating the discount rates that may be utilised by potential acquirers of that asset in assessing the net present value of expected future cash flows. There is a body of theory from which models that generate a cost of capital have been developed but the selection of a discount rate is still fundamentally a matter of judgement. Despite the widespread acceptance and application of various theoretical models, it is Grant Samuel’s experience that many companies rely on less sophisticated approaches. Many businesses and investors use relatively arbitrary “hurdle rates” which do not vary significantly from investment to investment or change significantly over time despite movements in interest rates. Valuation is an estimate of what real world buyers and sellers of assets would pay and must therefore reflect parameters that will be applied in practice even if they are not theoretically correct. In other words, the objective is to estimate a discount rate that generates a value for the asset that is, as far as practically possible, consistent with market prices, whether that rate fits a particular theory or not. Grant Samuel considers the rates selected to be discount rates that acquirers would use in practice. The Aluminium Business holds a globally diversified portfolio of aluminium-related assets across Australia, Brazil and South Africa. Its cash flows are denominated in U.S. dollars and discounted on the basis of rates appropriate for international capital markets. Given that many of the potential acquirers of the South32 Aluminium Business are international vertically integrated aluminium producers, the assets are likely to be priced on the basis of costs of capital established in international capital markets. The discount rate represents an estimate of the WACC appropriate for these assets. Grant Samuel has calculated a WACC based on a weighted average of the cost of the two primary funding sources, equity and debt. This is the relevant rate to apply to ungeared cash flows. There are three main elements to the determination of an appropriate WACC: cost of equity; cost of debt; and debt/equity mix. The cost of equity has initially been derived from application of the CAPM methodology. The CAPM is probably the most widely accepted and used methodology for determining the cost of equity capital. There are more sophisticated multivariate models which utilise additional risk factors but these models have not achieved any significant degree of usage or acceptance in practice. However, the cost of equity is not a precise or provable number nor can it be estimated with any degree of reliability. The cost of capital is not directly observable and models such as the CAPM do no more than infer it from other data using one particular theory about the way in which security prices behave. The usefulness of any estimate therefore depends on the efficacy of the theory and the robustness of the data but the available tolls such as CAPM involve: models that have questionable empirical validity; simplifying assumptions; the use of historical data as a proxy for estimates of forward looking parameters; data of dubious statistical reliability; and unresolved issues (such as the impact of dividend imputation). 1

The cost of debt has been determined by reference to the pricing implied by the debt markets in Australia and the U.S. The cost of debt represents an estimate of the expected future returns required by debt providers. In determining the appropriate cost of debt over the period of the cash flows, regard was had to debt ratings of comparable companies. The debt/equity mix represents an appropriate level of gearing, stated in market value terms, for the assets over the forecast period. However, it should be recognised that selection of the ratio involves a significant degree of simplification and a substantial level of judgement. In summary, it is important not to over-engineer the process or to credit the output of models with a precision they do not warrant. It is easy to be captured by the accumulation of data and its apparent sophistication. A mechanistic application of formulae derived from theory can obscure the reality that any output from cost of capital models should be treated as a broad guide rather than an absolute truth. The following sections set out the basis for Grant Samuel’s determination of the discount rate for the Aluminium Business together with a discussion of the factors that limit the accuracy and reliability of the estimates. 2 Definition and Limitations of the CAPM and WACC The CAPM provides a theoretical basis for determining a discount rate that reflects the returns required by diversified investors in the equity of the company (which is one component of the total capital funding structure). CAPM is based on the assumption that investors require a premium for investing in equities rather than in risk free investments (such as government bonds). The premium is commonly known as the market risk premium and notionally represents the premium required to compensate for investment in the equity market in general. The risks relating to an asset can be divided into specific risks and systematic risks. Specific risks are risks that are specific to a particular asset and are unrelated to movements in equity markets generally. While specific risks will result in actual returns varying from expected returns, it is assumed that diversified investors require no additional returns to compensate for specific risk, because the net effect of specific risks across a diversified portfolio will, on average, be zero. Portfolio investors can diversify away all specific risk. However, investors cannot diversify away the systematic risk of a particular asset. Systematic risk is the risk that the return from an asset will vary with the market return in general. If the return on an investment was expected to be completely correlated with the return from the market, then the return required on the investment would be equal to the return required from the market (i.e. the risk free rate plus the market risk premium). Systematic risk is affected by the following factors: financial leverage, as additional debt will increase the impact of changes in returns on underlying assets and therefore increase systematic risk; cyclicality of revenue, as assets with cyclical revenues will generally be subject to greater systematic risk than those with non-cyclical revenues; and operating leverage, as assets with greater proportions of fixed costs in their cost structure will generally be subject to more systematic risk than those with lesser proportions of fixed costs. CAPM postulates that the return required on an asset can be estimated by applying to the market risk premium a measure of systematic risk described as the beta factor. The beta for an investment reflects the covariance of the return from that investment with the return from the market as a whole. Covariance is a measure of relative volatility and correlation. The beta of an investment represents its systematic risk only. It is not a measure of the total risk of a particular investment. An investment with a beta of more than one 2

GRANT SAMUEL

is riskier than the market as a whole and an investment with a beta of less than one is less risky. The discount rate appropriate for an investment which involves zero systematic risk would be equal to the risk free rate.

The formula for deriving the cost of equity using CAPM is as follows:

Re = Rf + Beta (Rm – Rf)

Where:

Re	=	the cost of equity capital;
Rf	=	the risk free rate;
Beta	=	the beta factor;
Rm	=	the expected market return; and
Rm - Rf	=	the market risk premium.

The beta for an asset is normally estimated by observing the historical relationship between returns from the investment or comparable companies and returns from the market in general. The market risk premium is estimated by reference to the actual long run premium earned on equity investments by comparison with the return on risk free investments.

The formula conventionally used to calculate a WACC under a "classical" tax system[1] is as follows:

WACC = (Re x E/V) + (Rd x (1-t) x D/V)

Where:

E/V	=	the proportion of equity to total value (where V = D + E);
D/V	=	the proportion of debt to total value;
Re	=	the cost of equity capital;
Rd	=	the cost of debt capital; and
t	=	the corporate tax rate

The models, while simple, are based on a sophisticated and rigorous theoretical analysis. Nevertheless, application of the theory is not straightforward and the discount rate calculated should be treated as no more than a general guide. The reliability of any estimate derived from the model is limited. Some of the issues are discussed below.

Overall Validity of the Model

The CAPM has been subject to intense criticism over many years with numerous empirical studies demonstrating that it does not accurately portray movements in individual share prices and has limited explanatory power. There are also competing formulations (such as the Sharpe-Lintner, Black, Brennan-Lally, Officer or Monkhouse models) which can give different results.

In addition:

- the CAPM is a single period model rather than one developed specifically for valuing long term cash flows. It has been adapted to a multi-period model (usually annually) to calculate the value of long term cash flows. Theoretically, the analysis should use a forecast of each of the parameters for each period in question (annual is no more correct than any other period) but, typically, a long term average is assumed for the sake of practicality;
- the CAPM assumes investors are diversified and therefore are not (and should not be) concerned with the specific risk of a particular investment. Behavioural economics suggests while this may be theoretically sensible, it doesn't actually reflect how investors behave or how they price risk; and

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1 A tax system not featuring dividend imputation or other variants such as advance corporation tax (i.e. dividends are paid out of after tax income and are subject to full tax in the hands of investors).

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it ignores all investor taxes, which may or may not have an impact in the real world. Even where models do attempt to reflect taxation effects, adjustments are usually based on assumed averages which may not be accurate or appropriate given the diversity of individual tax positions. Risk Free Rate Theoretically, the risk free rate used should be an estimate of the risk free rate in each future period (i.e. the one year spot rate in that year if annual cash flows are used). There is no official “risk free” rate but, in developed economies such as Australia and the U.S., rates on government securities are typically used as an acceptable substitute. In practice, the long term government bond rate is used as the most practical estimate (even though rates for individual years could be interpolated). However, it should be recognised that the yield to maturity of a long term bond is only an average rate and where the yield curve is strongly positive (i.e. longer term rates are significantly above short term rates) the adoption of a single long term bond rate has the effect of reducing the net present value where the major positive cash flows are in the initial years. The long term bond rate is therefore only an approximation. The ten year bond rate is a widely used and accepted benchmark for the risk free rate. Where the forecast period exceeds ten years, an issue arises as to the appropriate bond to use. While longer term bond rates are available, the ten year bond market is the deepest long term bond market in Australia and is a widely used and recognised benchmark. There is a limited market for bonds of more than ten years although the Australian government has recently issued 30 year bonds in volume. In the U.S., there are deeper markets for longer term bonds. The 30 year bond rate would be a better benchmark for long term cash flows. However, long term rates accentuate the distortions of the yield curve on cash flows in early years. In any event, a single long term bond rate matching the term of the cash flows is no more theoretically correct than using a ten year rate. More importantly, the ten year rate is the standard benchmark used in practice. Where cash flows are less than ten years in duration the opposite issue arises. An argument could be made that shorter term bond rates should be used in determining the discount rate for these assets (as would be the case for the variable payments under the contingent consideration). While Grant Samuel believes this is a legitimate argument, an adjustment may give a misleading impression of precision for the whole methodology. In practice, Grant Samuel believes acquirers would use a common rate. The ten year bond rate can be regarded as an acceptable standard risk free rate for medium to long term cash flows, particularly given its wide use. Market Risk Premium The market risk premium (Rm—Rf) represents the “extra” return that investors require to invest in equities as a whole over risk free investments. This is an “ex-ante” concept. It is the expected premium and, as such, it is not an observable phenomenon. There is no generally accepted approach to estimating a forward looking market risk premium and therefore the historical premium is used as the best available proxy measure. The premium earned historically by equity investments is usually calculated over a time period of many years, typically at least 30 years. This long time frame is used on the basis that short term rates of return are highly volatile and that a long term average return would be a fair indication of what most rational investors would expect to earn in the future from an investment in equities with a five to ten year time frame. In the absence of controls over capital flows, differences in taxation and other regulatory and institutional differences, it is reasonable to assume that the market risk premium should be approximately equal across markets which exhibit similar risk characteristics after adjusting for the effects of expected inflation differentials. Accordingly, it is reasonable to assume similar (inflation adjusted) market risk premiums for first world countries enjoying political economic stability, such as Australia, New Zealand, the U.S., Japan, the United Kingdom and various western European countries. 4

In the U.S., it is generally postulated that the historical premium is in the range of 4-6% but there are widely varying assessments (from 3% to 9%). For example, Damodaran’s latest estimate (1 July 2026) is 4.2%2. Australian studies have been more limited and mainly derive from the Officer Study3 which was based on data for the period 1883 to 1987 (prior to the introduction of dividend imputation in Australia) and indicated that the long run average premium was in the order of 8% using an arithmetic average but subject to significant statistical error. More recently, the Officer Study data has been updated to 20174 with the long term average declining to around 6.5%. Due to concerns about the earlier market data, emphasis is now placed on the average risk premium since 1958, which is estimated to be 6.0% ignoring the impact of imputation (where imputation credits are valued at 100%, the market risk premium over the same period is 6.9%). However, even the measurement or use of long term historical returns is subject to considerable debate: there are multiple different outcomes for the historical market risk premium depending on time period, basis (over long term bonds or shorter term bills), method (arithmetic or geometric averages) and estimation approach; the measures of historical returns typically have extremely high statistical error measures. For a, say, 6% average measured premium the “true” figure will typically lie in a range of 2-10% at a 95% confidence level; the methodology is inflexible and tends to fail when market conditions change materially. Market volatility is the reality of financial markets. Clearly, in the immediate aftermath of the global financial crisis (which commenced in late 2007), investors’ perceptions of risk and the pricing of that risk rose significantly and rapidly. This can be demonstrated by the observable data from the pricing of lowly rated corporate bonds (which sit on the risk spectrum between risk free assets and equities) over this period. Yields to maturity rose dramatically in 2008 and 2009. However, long term average historical data will not flex to reflect these changes – an average of, say, 50 years of data will not move much even with 2-3 years of “new” data; the longer the period of measurement (and therefore the greater the “robustness” of the average) the more likely it is to reflect economic and market circumstances that have little resemblance to the present (is it really likely that investor returns prior to World War II are relevant to the kinds of returns investors expect today?); and the historical data also contains a logical contradiction – when the equity return required by investors is lower than the returns implied by market prices, investors respond by bidding the price of equities higher. A rising market translates to a higher measured historical risk premium, contrary to the lower return expectations driving the upwards movement in prices. Beta Factor The beta factor is a measure of the expected covariance (i.e. volatility and correlation of returns) between the return on an investment and the return from the market as a whole. The expected beta factor cannot be observed. The conventional practice is to calculate a historical beta from past share price data and use it as a proxy for the future but it must be recognised that: the expected beta is not necessarily the same as the historical beta. A company’s relative risk does change over time and measured historical betas can often reflect structural changes in an industry or in the company over the time period rather than its inherent correlation to the market; 2 Source: Damodaran Online. Published by Aswath Damodaran, a professor at the Stern School of Business at NYU (stern.nyu.edu) 3 R.R. Officer in Ball, R., Brown, P., Finn, F. J. & Officer, R. R., “Share Market and Portfolio Theory: Readings and Australian Evidence” (second edition), University of Queensland Press, 1989 (“Officer Study”). 4 S. Bishop, A. Carlton and T. Pan, “Market Risk Premium: Australian Evidence”, Research Paper prepared for the Chartered Accountants Australia and New Zealand Business Valuation Specialists Conference, August 2018, Department of Applied Finance, Macquarie University. This paper is based on earlier work by J.C. Handley in 2012 and T. Brailsford, J.C. Handley and K. Maheswaran in 2008. 5

the starting point is normally to measure the historical correlation of a company’s share price against its local market index. However: • the composition of indices varies substantially between markets. For example, the Australian index is dominated by companies in the banks and resources sectors compared to other markets; and • where a company is extensively traded by global investors it can be argued that the regression against an index such as the Morgan Stanley Capital International Developed World Index (“MSCI”), an international equities market index that is widely used as a proxy for the global stockmarket as a whole, is more relevant but it:—depends on who the “price setting” investors are; —can give materially different results to measures based on the local index; and—raises a related issue as to whether a global risk premium is also appropriate and, if so, what that global premium is; the appropriate beta is the beta of the company being valued rather than the beta of the acquirer (which may be in a different business with different risks). Betas for the particular subject company may be utilised but these are seldom regarded as reliable enough (and may not be available if the company is not listed). Accordingly, it is common practice to utilise betas for comparable companies and sector averages (particularly as those may be more reliable). However, none of these other companies is likely to be exactly comparable to the subject entity (e.g. it may operate in other jurisdictions with different economic drivers, regulatory regimes and benchmark index composition). In any event, the comparable company data seldom yields a tight and consistent range from which a precise estimate can be derived. In the case of the Aluminium Business, these issues are exacerbated by, with regard to: • the alumina assets, the lack of any publicly available market evidence for alumina focussed producers (especially after Alumina Limited was acquired by Alcoa in 2024); and • the aluminium assets, the diversified geographic and commodity exposures of the listed comparable companies, with some peers also operating in downstream segments; there are very significant measurement issues with betas that mean only limited reliance should be placed on such statistics. There is no “correct” beta. In the case of South32 (which in itself is a diversified mining company with a substantial share of non-aluminium related interest): • its beta as measured by the Securities Industry Research Centre of Asia-Pacific (“SIRCA”) over the last four years has varied between the current level of 0.8 and 1.3 (excluding March 20205); • the standard error of SIRCA’s estimate for South32 at 31 March 2026 was 0.4. This means that even at a 68% confidence level, the “true” beta is somewhere between 0.4 and 1.2 (and even wider at a 95% confidence level); and • estimates of “predicted” betas made by providers such as Barra can be significantly different to the historically calculated beta. In the case of South32, its predicted beta is around 1.4-1.5 compared to its historical beta (as measured by Barra) of 1.2. These issues are further complicated by the significant transformation of the group which has seen it divest a number of its non-core assets (some of which were material contributors to earnings and value). Of course, other listed companies face similar issues. 5 SIRCA produces estimates that include and exclude return observations for the single month of March 2020, which experienced the second largest negative values for the entire market of any month since January 1974. 6

The relevant measure of the debt/equity mix is based on market values (not book values). As beta is normally considered in the context of comparable companies as well as the subject company, the debt/equity mix should involve similar analysis. Accordingly, the relevant proportions of debt and equity are usually determined having regard to the financial gearing of the subject company, comparable companies and the industry in general as well as assessments of the appropriate level of gearing taking into account the nature and quality of the cash flow stream. However: Debt/Equity Mix a simple debt/equity mix is usually used for practicality but it represents a simplification of what are usually much more complex financial structures (e.g. hybrids, convertibles and lease obligations); a constant degree of leverage is typically assumed but this is seldom the case in practice; the debt/equity mix (measured over the same period as the historical beta is measured) can be volatile over time at an individual company level. Averages across time may give a more meaningful guide but in some circumstances this may not be appropriate; there is often a wide diversity of debt/equity ratios across companies in an industry. Moreover, there is often inconsistency between gearing ratios and betas (e.g. those with higher gearing may exhibit lower betas than their peers); and the measured beta factors for listed companies are “equity” betas and reflect the financial leverage of the individual companies. It is possible to deleverage beta factors to derive asset betas and releverage betas to reflect a more appropriate or comparable financial structure. In Grant Samuel’s view, this technique is subject to considerable estimation error. Deleveraging and releveraging betas exacerbates the estimation errors in the original beta calculation and gives a misleading impression as to the precision of the methodology. Indeed, there are competing deleveraging formulae which give different results. Deleveraging and releveraging is also commonly calculated based on debt levels at a single point in time. This is incorrect as it is leverage over the same period as the beta was measured that is relevant (although this can be difficult to estimate accurately given that data points may be, at best, quarterly). Recent advice to the Australian Energy Regulator (“AER”) stated that leverage adjustments were a “worthless pursuit of spurious precision” and recommended a raw estimate of the industry beta (if gearing is similar)6. Corporate Tax The WACC calculation generally assumes a constant rate of corporate tax, typically the standard corporate rate. However, the tax position of many corporates, particularly multinationals, is usually much more complex and can change significantly over time. Dividend Imputation The conventional WACC formula set out above was formulated under a “classical” tax system. The CAPM model is constructed to derive returns to investors after corporate taxes but before personal taxes. Under a classical tax system, interest expense is deductible to a company but dividends are not. Investors are also taxed on dividends received. Under Australia’s dividend imputation system, domestic equity investors receive a taxation credit (franking credit) for any tax paid by a company. The franking credit attaches to any dividends paid out by a company and the franking credit offsets personal tax. To the extent the investor can utilise the franking credit to offset personal tax, then the corporate tax is not a real impost. It is best considered as a withholding tax for personal taxes. It can therefore be argued that the benefit of dividend imputation should be incorporated into any analysis of value. 6 G. Partington and S. Satchell, “Issues in releveraging beta and testing for structural breaks”, September 2017. 7

There is no generally accepted method of allowing for dividend imputation. In fact, there is considerable debate within the academic and financial communities as to the appropriate adjustment or even whether any adjustment is required at all. Some suggest that it is appropriate to discount pre-tax cash flows, with an increase in the discount rate to “gross up” the market risk premium for the benefit of imputation credits that are on average received by shareholders. On this basis, the discount rate might increase by approximately 2% but it would be applied to pre-tax cash flows. However, not all of the necessary conditions for this approach exist in practice: not all shareholders can use franking credits. In particular, foreign investors gain no benefit from franking credits (except in relation to withholding taxes in some cases7). If foreign investors are the marginal price setters in the Australian market there should be no adjustment for dividend imputation; not all franking credits are distributed to shareholders; and capital gains tax operates on a different basis to income tax. Investors with high marginal personal tax rates will prefer cash to be retained and returns to be generated by way of a capital gain. Others have proposed a different approach involving an adjustment to the cost of equity by a factor reflecting the effective use or value of franking credits (i.e. allowing for the proportion of taxed income paid out as dividends and the utilisation by investors). The proponents of this approach have in the past suggested a factor in the range 40-65% as representing the appropriate adjustment (gamma)8 although more recent commentary suggests a lower level (circa 25%). The gamma can be applied to the cost of capital or, alternatively, the tax charge in the forecast cash flows can be decreased to incorporate the expected value of franking credits distributed (the usual approach by regulators). In Grant Samuel’s opinion, it is not appropriate to allow for dividend imputation for business valuation purposes: the underlying concept of gamma is flawed. The gamma is meant to represent some kind of complex market weighted average but the value of franking credits is essentially binary. They have 100% value to some (or many) domestic investors and 0% to foreign investors7. There is nobody to whom franking credits have a value equal to, say, 50% of their face value (i.e. there is no spectrum of outcomes to determine a meaningful “weighted average”); there is no direct evidence that imputation credits are factored into market prices of listed companies or the prices paid in acquisitions. The primary “proof” appears to be based on dividend drop-off studies but these face serious questions as to reliability of data and the interpretation of the outcome, never mind that it does not address risk and other issues associated with the ability to use them over the longer term; and it is not consistent with what is happening in real world markets. The adoption of a gamma factor (of, say, 0.5) must, by definition, mean that companies in the Australian market are valued such that: • domestic investors (who can use 100% of imputation credits) earn a higher return than their cost of capital; and • offshore investors earn less than their required return. As such there should be no offshore investors in Australian (unless they have a lower cost of capital than domestic investors through some other means). It would also suggest that overseas acquirers of businesses in Australia would not be able to compete effectively with local acquirers. Rather, the evidence demonstrates that: 7 Withholding tax on unfranked distributions will generally apply to portfolio investors in listed Australian entities but foreign companies (depending on their jurisdiction) are generally not subject to withholding tax on unfranked dividends of wholly owned Australian subsidiaries. 8 Under this construct the cost of equity is scaled by gamma (“ä”) (i.e. Adjusted Re = Re x l-t/(1-t(1-ä))). Assuming the standard Australian corporate tax rate of 30% and ä = 0.5, Re is multiplied by 0.82 (i.e. 0.70 divided by 0.85). 8

• marginal sharemarket prices are not set using any value for gamma; but that • domestic investors enjoy a higher after tax return than comparably taxed offshore investors. In summary, it is clear that dividend imputation affects returns to investors. However, the evidence gathered to date does not demonstrate or prove that franking credits are factored into the market price of listed companies or the prices paid in acquisitions. While acquirers are undoubtedly attracted by franking credits there is no clear evidence that they will actually pay extra for them or build it into values based on long term cash flows. The argument to attribute any further for dividend imputation in the case of the Aluminium Business is further diminished by the fact that universe of potential buyers of the business likely comprises offshore diversified mining groups for which franking credits would have limited to no value. In any event, the ability of the Aluminium Business to generate much franking credits in its own right is limited as it is a globally diversified business with only one operating asset in Australia. Specific Risk The CAPM/WACC discount rate is designed to be applied to “expected cash flows” which are effectively a weighted average of the likely scenarios. The theoretical underpinning of CAPM is that there is no need/requirement to recognise specific (unsystematic) risks. To the extent that a business is perceived as being particularly risky, this specific risk should be dealt with by adjusting the cash flow scenarios. This avoids the need to make arbitrary adjustments to the discount rate which can dramatically affect estimated values, particularly when the cash flows are of extended duration or much of the business value reflects future growth in cash flows. In addition, risk adjusting the cash flows requires a more disciplined analysis of the risks that the valuer is trying to reflect in the valuation. However, it is nevertheless common in practice to allow for certain classes of specific risk (particularly sovereign and other country specific risks) by adjusting the discount rate although it must be recognised that such adjustments compromise the theoretical integrity of the methodology. Moreover, there is little evidentiary base for measuring determining the size of any adjustments. 3 Calculation of WACC Risk Free Rate Grant Samuel has adopted a risk free rate of 4.8%. The risk free rate approximates the most recent yield to maturity on ten year U.S. Treasury Bonds. Market Risk Premium Grant Samuel has consistently adopted a market risk premium of 6% and believes that this continues to be a reasonable estimate. It: is not statistically significantly different to the premium suggested by long term historical data; is similar to that used by a wide variety of analysts and practitioners as well as regulators (typically in the range 5-7%); and makes no explicit allowance for the impact of Australia’s dividend imputation system. Beta Factor Grant Samuel has adopted beta factors in the range of 1.2 to 1.3 for valuing the Aluminium Business. The market evidence considers betas have been calculated on two bases – relative to each entity’s home exchange index and relative to an international index (the aggregated world market for Barra and the MSCI for Bloomberg). In Grant Samuel’s view, betas estimated by reference to an international index are 9

GRANT SAMUEL

generally more relevant than those estimated relative to the local index, because they represent a better measure of investing in the aluminium value chain (especially in the context of measuring systematic risk of the portfolio of a diversified international operator such as a vertically integrated aluminium producer).

A summary of betas for selected comparable listed entities is set out in the table below:

EQUITY BETA FACTORS FOR SELECTED ALUMINIUM PRODUCERS

COMPANY	MARKET CAPITALISATION[9] (US$ BILLIONS)	BARRA			MONTHLY OBSERVATIONS OVER 4 YEARS			WEEKLY OBSERVATIONS OVER 2 YEARS	
		HISTORICAL[10]	PREDICTED[11]		SIRCA[12] LOCAL INDEX	BLOOMBERG[13]		BLOOMBERG	
			LOCAL BETA	GLOBAL BETA[14]		LOCAL INDEX	MSCI[15]	LOCAL INDEX	MSCI
South32	**16.6**	**1.20**	**1.41**	**1.52**	**0.80**	**0.72**	**0.67**	**1.28**	**1.23**
REST OF WORLD									
Hindalco	23.7	1.11	1.09	1.01		0.87	0.84	0.92	1.05
Norsk Hydro	19.7	0.57	1.22	1.21		1.15	0.52	0.87	0.83
Alcoa	13.2	2.08	1.45	1.64		1.80	2.07	1.71	2.02
Nalco	7.4	1.36	1.13	1.22		0.48	0.65	0.91	1.09
Rusal	5.7	0.53	0.99	1.37		0.86	0.22	0.75	0.54
Century Aluminum	4.5	2.00	1.47	1.67		2.04	2.40	2.11	2.45
Alba	3.2	0.23	1.74	0.59		2.96	0.18	3.31	0.55
Median		***1.11***	***1.22***	***1.22***		***1.15***	***0.65***	***0.92***	***1.05***
CHINA									
China Hongqiao	28.6	1.14	1.25	1.23		1.24	0.42	1.36	0.95
Chalco	23.5	1.75	1.32	1.51		1.29	1.15	1.34	1.09
Yunnan	14.0	1.32	1.26	1.22		0.67	0.50	0.62	0.72
Shandong Nanshan	8.2	1.42	1.24	1.21		0.92	0.61	1.21	0.59
Median		***1.37***	***1.25***	***1.22***		***1.08***	***0.56***	***1.27***	***0.83***
KEY OBSERVATIONS									
Minimum		*0.23*	*0.99*	*0.59*		*0.48*	*0.18*	*0.62*	*0.54*
Maximum		*2.08*	*1.74*	*1.67*		*2.96*	*2.40*	*3.31*	*2.45*
Median		***1.32***	***1.25***	***1.22***		***1.15***	***0.61***	***1.21***	***0.95***

Source: SIRCA, Barra, Bloomberg

The observed betas across the industry show a very wide range of results and demonstrate the difficulty of determining a reliable beta for the Aluminium Business:

- individual company betas:
  - fall in a very wide range. For example, Bloomberg Four Year MSCI betas range from 0.2 (Rusal) up to 2.4 (Century Aluminium)

---

9 Based on share prices as at 31 August 2026.

10 Historical beta factors calculated by Barra as at 30 June 2026 (the latest available published data) over a period of 60 months using ordinary least squares regression.

11 Barra predicted beta is a "fundamental" beta based on a multi-factor model, which regresses historical company returns against the returns of a market index using company-risk and industry-risk factors, re-estimated on a monthly basis, within the regression equation.

12 The Australian beta factors calculated by SIRCA as at 31 March 2026 (latest available dataset as at the time the report was prepared) over a period of 48 months using ordinary least squares regression. Results are measured against a value weighted index of returns for all listed shares on the ASX.

13 Bloomberg betas have been calculated up to 31 August 2026. Grant Samuel understands that betas estimated by Bloomberg are not calculated strictly in conformity with accepted theoretical approaches to the estimation of betas (i.e. they are based on regressing total returns rather than the excess return over the risk free rate). However, Bloomberg beta estimates can still provide a useful insight into the systematic risks associated with companies and industries.

14 Global beta is the predicted beta of the asset with respect to the aggregated world market.

15 MSCI is calculated using local currency so that there is no impact of currency changes in the performance of the index.

10

• although both estimates should be treated as outliers; • vary significantly depending on whether the local or world market index is utilised. The differential can be as high as 2.8 (e.g. Alba); and • vary materially, depending on the data measurement source (e.g. SIRCA, Bloomberg or Barra) although they are generally well above 1.0; the Bloomberg Two Year betas are mostly higher than the Four Year betas. This may reflect the wide swings in aluminium prices such as the sharp increase in early 2026 (and subsequent collapse in prices by mid year). Shorter term betas could be overstated if these spikes are not anticipated going forward but, on the other hand, may also be more reflective of the true risks of the industry; Alcoa is arguably the most comparable to the Aluminium Business as a whole. It is vertically integrated and has relatively balanced exposures to both primary aluminium and third party alumina. It also shares a number of its joint ventures with South32 and some of its flagship operations are directly adjacent to the Aluminium Business’ key assets (e.g. in Western Australia). However, its betas are much higher than most of the peer group and reflect, in part, the significant change that the business has undergone (e.g. closures, reopenings, restructures). Moreover, the high betas can also be explained by its operating leverage and exposure to North America, which has seen major industry upheaval and dramatic price movements (including regional premia) with changes in trade policy. The other listed companies generally consume the alumina output within their vertically integrated operations. The betas of these other companies may also be impacted by other factors that influence trading activity as they: • have exposures to downstream aluminium activities (e.g. Hindalco) or material investments in business operations unrelated to the aluminium value chain (e.g. Rusal); • operate within the Chinese aluminium market, which is subject to a different set of growth drivers, industry risks and cost factors (e.g. China Hongqiao); and • have a relatively more concentrated shareholder base, including a number of the companies backed by government owned entities (e.g. Norsk Hydro, Chalco and Yunnan). It is therefore difficult (and potentially incorrect) to place too much reliance on the beta observations of the peer group in determining the appropriate beta for the Aluminium Business; the betas for South32 may not be truly representative of betas for an aluminium-focussed business as they reflect the group’s diversified portfolio of commodity exposures. However, it is also important to recognise that the Aluminium Business tends to have much higher earnings volatility, operating leverage (e.g. fixed costs, lease liabilities) and environmental rehabilitation liabilities (over $1.1 billion) than the rest of the group. In this context, betas above the observed betas for the group (which encompass a wide range of 0.7-1.5) could be reasonably justified for the Aluminium Business; and gearing levels vary significantly but this is not always consistent with beta factors. In summary, the evidence does not provide a clear outcome. A case could be made to apply a differential beta to distinguish between the risks between “alumina focussed” and “aluminium focussed”. For example, “aluminium focussed” tend to be more exposed to much higher volatility in commodity prices and their earnings are much more exposed to movements in energy costs. Although there are limited market benchmarks for establishing this distinction in betas, precedent observations on Alumina Limited and its investment in AWAC (as proxies for an “alumina-focussed” producer) offer some guidance: Alumina Limited generally had lower historical betas than Alcoa (which was more leveraged to aluminium markets) across various measurement periods but was in most cases still in excess of 1.0; and 11

GRANT SAMUEL

- the independent expert on the acquisition by Alcoa opined that "*the appropriate beta for AWAC should be lower than the peer group which are aluminium producers*" due to differences between the two markets and attributed a beta range of 1.2-1.3 for valuing the AWAC assets.

However, the last several years have highlighted the increasing recurrence of the dramatic swings in third party alumina prices (and its corresponding impact on earnings). Although the linkage to aluminium markets may be disconnected for temporary periods, the reversal can be just as swift. Establishing different "tiers" of betas between the two connected markets within a single value chain may give a misleading impression as to the precision of the analysis.

On this basis, Grant Samuel believes that selected betas of 1.2 to 1.3 is a reasonable balancing of the available data while taking into account the nature of the Aluminium Business' operations. While it is difficult to be overly precise about the selection of betas, the selected beta range is slightly above the observed betas for South32 and not dissimilar with those for Norsk Hydro, but well below the betas for Alcoa.

Debt/Equity Mix

Gearing levels for these companies for the past five years are set out below:

GEARING LEVELS FOR SELECTED ALUMINA/ALUMINIUM PRODUCERS

	FINANCIAL YEAR ENDED					CURRENT[16]	4 YEAR AVERAGE	5 YEAR AVERAGE
	HISTORICAL 5	HISTORICAL 4	HISTORICAL 3	HISTORICAL 2	HISTORICAL 1			
South32	(4.1%)	(4.5%)	4.1%	6.2%	(0.5%)	(1.7%)	1.3%	0.2%
REST OF WORLD								
Hindalco	25.6%	33.2%	25.5%	21.6%	28.0%	25.3%	27.1%	26.8%
Norsk Hydro	1.4%	0.8%	6.4%	12.3%	7.2%	7.9%	6.6%	5.6%
Alcoa	0.7%	5.3%	12.1%	15.0%	7.7%	8.2%	10.0%	8.1%
Nalco	(18.9%)	(16.4%)	(10.2%)	(21.1%)	(13.5%)	(14.1%)	(15.3%)	(16.0%)
Rusal	23.9%	44.6%	52.1%	50.6%	45.8%	58.6%	48.3%	43.4%
Century Aluminum	23.0%	39.9%	27.2%	22.3%	10.4%	1.9%	24.9%	24.6%
Alba	42.6%	25.7%	24.6%	18.5%	12.5%	1.9%	20.3%	24.8%
Median	***23.0%***	***25.7%***	***24.6%***	***18.5%***	***10.4%***	***7.9%***	***20.3%***	***24.6%***
CHINA								
China Hongqiao	13.4%	30.5%	31.8%	19.0%	4.3%	6.2%	21.4%	19.8%
Chalco	38.3%	39.2%	28.9%	20.5%	10.6%	6.9%	24.8%	27.5%
Yunnan	16.7%	7.9%	(1.6%)	(11.6%)	(8.1%)	(13.4%)	(3.3%)	0.7%
Shandong Nanshan	(19.2%)	(44.6%)	(87.7%)	(63.9%)	(38.3%)	(48.3%)	(58.6%)	(50.7%)
Median	***15.0%***	***19.2%***	***13.6%***	***3.7%***	***(1.9%)***	***(3.6%)***	***9.0%***	***10.2%***
KEY OBSERVATIONS								
Minimum	*(19.2%)*	*(44.6%)*	*(87.7%)*	*(63.9%)*	*(38.3%)*	*(48.3%)*	*(58.6%)*	*(50.7%)*
Maximum	*42.6%*	*44.6%*	*52.1%*	*50.6%*	*45.8%*	*58.6%*	*48.3%*	*43.4%*
Median	***16.7%***	***25.7%***	***24.6%***	***18.5%***	***7.7%***	***6.2%***	***20.3%***	***19.8%***

Source: IRESS, S&P Global Market Intelligence, Bloomberg, Grant Samuel analysis

There is no available historical financial information on the Aluminium Business that provides useful evidence on its historical gearing position. Although the business is exposed to a meaningful level of operating leverage, it is part of a larger consolidated group that has historically maintained relatively low gearing ratios (less than 5%) as part of a deliberate capital management strategy over the years.

Accordingly, a more useful benchmark for assessing the debt/equity mix is the gearing ratios of comparable companies (most of which are vertically integrated). Some observations can be made:

[16] Current gearing levels are based on the most recent balance sheet information and on share prices as at 31 August 2026.

12

Norsk Hydro and Alcoa generally have gearing ratios of around 5-15%. Both have vertically integrated operations that are principally located in North America, South America and Europe. However, it should be noted that Alcoa has substantial debt like obligations (in particular pension liabilities) that are not included in the calculations which materially increase its effective gearing; gearing ratios across the rest of the industry have generally trended downwards over the past five years and is, in large part, attributable to the material increase in share prices (and market capitalisation) of primary aluminium producers over that period; and some peers such as Nalco, Yunnan and Shandong Nanshan carry material net cash balances but this reflects the unique factors impacting each of the companies’ capital positions (e.g. financial policy to target a negative net debt position) and are therefore not relevant benchmarks in determining an appropriate debt/equity mix for the Aluminium Business. The selection of an appropriate gearing level is highly judgemental. Having regard to the above, the debt/equity mix has been estimated as 10-15% debt and 85-90% equity. This is considered to be broadly consistent with a beta factor of 1.2 to 1.3. Cost of Debt It is difficult to estimate the cost of debt for the Aluminium Business (assuming 10-15% debt). The transaction perimeter contemplates $750 million of net debt to be transferred to Alcoa but the vast majority of this balance comprises lease liabilities with only a very small proportion related to external borrowings. Available evidence from market benchmarks is also limited and impacted by certain unique issues that make them unreliable in determining an estimated cost of debt for the Aluminium Business. For example: the implied yields on the capital markets debt issued by South32 is influenced by a number of features that are unique to the group, including its conservative capital management framework (e.g. investment grade credit rating target), track record of capital discipline and diversified commodity exposure. As a result, the implied yields of around 5% may not be representative of a hypothetical buyer for the Aluminium Business (which would tend to have a higher degree of financial leverage); the fact that both S&P and Moody’s have placed South32’s credit rating under negative watch in response to the Proposed Transaction complicates issues further. On face value, it would suggest that the Aluminium Business commands a stronger credit profile than the rest of the South32’s assets. However, the practical reality of the change is much more nuanced (e.g. less scale, less diversification, greater dependence on development projects). Accordingly, it is not appropriate to read too much into the implications of the announcement on the credit profile of the Aluminium Business; and Alcoa has historically carried a substantially higher level of debt and debt-like items than it peers. Although it has reduced its gearing over the past several years, this reduction does not paint the full picture of the debt-like items that it also carried (i.e. pension liabilities, asset retirement obligations and environmental remediation liabilities). The capital markets evidence from Alcoa’s corporate bonds suggests higher spreads than South32’s corporate bonds, with: • the shorter tenor bonds (due to mature in 2029) trading at yields of around 5-5.5%, equivalent to an implied spread of over 100 basis points over comparable U.S. Treasury Bonds; and • the longer tenor bonds (due to mature in 2031 and 2032) trading at yields of around 6.0-6.5% (at least 100 basis points higher than South32’s corporate bonds due to mature in 2032), equivalent to an implied spread of over 160-200 basis points over comparable U.S. Treasury Bonds (of corresponding tenors). Given the limitations of the evidence, Grant Samuel has assumed a cost of debt of 6.3%, which implies a margin of 1.5% over the risk free rate. This margin takes into account the estimated margin between government bonds (i.e. the risk-free rate) and lending benchmarks and debt issuance costs as well as the 13

GRANT SAMUEL

cost of maintaining an adequate level of liquidity. It is not materially dissimilar from current spreads for BBB corporate bonds over U.S. Treasury Bonds.

Calculation of WACC

On the basis of the parameters outlined above and assuming a corporate tax rate of 30%, the nominal WACC for the Aluminium Business is calculated to be in the range 10.8-11.7%:

CALCULATED WACC

	LOW	HIGH
Cost of Equity *(Re = Rf + β(Rm – Rf)*	= 4.8% + (1.2 x 6.0%) = **12.0%**	= 4.8% + (1.3 x 6.0%) = **12.6%**
WACC *(WACC = (Re x E/V) + (Rd x (1-t) x D/V)*	= (12.0% x 85%) + (6.3% x (1-0.3) x 15%) = 10.2% + 0.7% = **10.8%**	= (12.6% x 90%) + (6.3% x (1-0.3) x 10%) = 11.3% + 0.4% = **11.7%**

4 Selection of Discount Rate

4.1 Australian Assets

Grant Samuel considers a discount rate within the WACC range of 10.5-11.5% to be appropriate for discounting the US$ denominated cash flows of the Aluminium Business' assets, particularly in developed markets and well established regulatory environments such as Australia (i.e. Worsley Alumina).

Analysis of research reports indicates that brokers (that do publish their estimates) generally adopt a blended nominal WACC across all of South32's operating and key development assets of around 8.0-10.5% (nominal). One broker disclosed its estimated blended WACC for South32 before and after completion of the Proposed Transaction for which the estimated post-transaction WACC is around 50 basis points lower (thereby implying a higher discount rate for the Aluminium Business than the rest of the assets).

Although the selected WACC range sits just above the top end of the range adopted by brokers, Grant Samuel believes this is appropriate given the risk profile of the Aluminium Business relative to South32's remaining assets.

4.2 Brazilian Assets

The Brazilian assets of the Aluminium Business are also being valued in U.S. dollars. Nevertheless, there is a question of how (and to what extent) the elevated risks of investment in Brazil should be dealt with. For instance:

- Brazil has a sub-investment grade credit rating (rated Ba1, BB and BB by Moody's Investor Services, S&P Global Ratings and Fitch Ratings, respectively) unlike Australia which has a AAA credit rating across all three rating agencies;
- long term Brazilian government bond yields are higher (closer to 6% for ten year US$ denominated bonds) than the yields observed for comparable U.S. and Australian Government bonds (4-5% for ten year bonds); and
- recent surveys on mining and exploration companies indicate that Brazil consistently ranks well below key Australian mining jurisdictions (e.g. Western Australia) in terms of investment attractiveness, policy perception and best practices for mineral potential.

On the other hand, mining is a globally diversified industry with mines located in a wide variety of jurisdictions ranging from high quality (e.g. Australia) to developing countries that may be challenged by weak governance, poor economies, a lack of education and skills in the workforce and logistical difficulties.

14

The “sovereign risks” that apply to these more challenging countries are reflected in the values at which assets located in these jurisdictions trade. However, there is no universally adopted, quantified framework for such an analysis. The CAPM is designed to estimate the cost of equity capital in developed markets. The first issue for less developed markets is currency. For a DCF analysis in local currency, the starting point is a risk free rate in that currency. Government bonds in these markets are not necessarily risk free so the alternative is to adjust mature market bond rates for inflation differentials (assuming the Fisher effect). In this case, the issue is not relevant as the functional currency for the Aluminium Business is U.S. dollars. It is then necessary to also consider the extent of any “country risk” premium. While it is generally acknowledged that there is additional uncertainty associated with investment in developing markets (such as political instability, economic risks (e.g. higher inflation), level of sovereign debt and probability of default, currency fluctuations and government interference (e.g. expropriation or currency controls): the CAPM does not explicitly allow for this additional risk. It is not simply a case of changing the inputs to reflect risk free rates and market risk premiums in the relevant developing market, not least because of their questionable reliability; there is no consensus among academics or practitioners as to the best approach to estimating the equity cost of capital for companies operating in developing countries. There are several approaches (e.g. government bond spreads, credit default swap spreads, country credit ratings, relative volatility of equity market returns) but there are limitations with each approach. Widely referenced calculations such as those by Damodaran, whose latest estimate for Brazil is a 3.2% country risk premium17, have been subject to strident criticism (although it is one of the few easily accessible databases). In fact, there are arguments that no adjustment is necessary as these risks can be eliminated through diversification by investors; and the effective exposure to country risk varies from business to business. A single rate as suggested by Damodaran is clearly an inadequate basis for dealing with a complex issue that depends on the particular circumstances. The term of the cash flows becomes the primary driver of the value adjustment. While time is a factor (i.e. in general, the longer the term of the cash flows, the greater the risk of adverse events) there are many other critical factors. In the case of the Brazilian assets of the Aluminium Business: • both aluminium and alumina are internally traded commodities; • the sale contracts are all denominated in U.S. dollars; • while the Alumar smelter may have a much larger exposure to the domestic market (than either the refinery or the bauxite mine), primary aluminium is a commoditised product and output can be re-directed towards other markets during periods of weaker domestic demand; and • its exposure to the Brazilian real is principally in relation to its costs. In fact, if the Brazilian real is devalued, the Aluminium Business potentially benefits from a reduction in local operating costs when expressed in U.S. dollars. Moreover, Brazil has many attractive features as a major mining jurisdiction as well as its key role in global trade markets as one of the largest producers of alumina and aluminium in the world. The quality of its bauxite ore is well regarded and the key ingredient that underpins the rest of its value chain. Brazil has invested heavily in attracting investor capital and, in the last several years has consistently ranked in the top ten for attracting foreign direct investment18. In its recent history, it has not been known to have expropriated assets from foreign investors. In addition, the bauxite 17 Source: Damodaran, Country Default Spreads and Risk Premiums, 5 January 2026. 18 Source: World Bank Group. Foreign direct investment (net inflows), July 2026. 15 mine, refinery and smelter all deliver significant economic benefits directly to local communities which provides a degree of protection. This exposure is very different to that of, for example, a company importing and selling goods to the local market (where currency and the domestic economy are critical). The primary risks facing the Brazilian assets of the Aluminium Business are distinctly different and include factors such as political instability, regulatory uncertainty, adverse government actions (e.g. expropriation or currency controls) as well as the logistics and manpower challenges of remote locations. Country risk can also change quickly as economic and market conditions change. It is Grant Samuel’s preference, where practical, to reflect these risks through a “risking” of the cash flows for the specific risks that could arise through the weighting of scenarios rather than by adding a premium to the discount rate (albeit that the economic effect may be similar). Accordingly, Grant Samuel has selected a nominal discount rate range of 10.5-11.5% for Brazil assets of the Aluminium Business, consistent with the range adopted for Worsley Alumina. The corporate tax rate in Brazil (34%, inclusive of the social contribution levy) has not been reflected because it is inconsequential (with gearing of 10-15%). This approach appears to be broadly consistent with the standard market practice adopted by brokers and analysts, who apply a blended WACC in valuing South32’s portfolio. 4.3 South African Assets A number of the issues around “sovereign risk” premium raised in the discussion of the appropriate WACC for Brazil are also relevant in the case of evaluating an investment in South Africa. In many respects, South Africa is an even more challenging jurisdiction to invest in given its history of political uncertainty and, in recent years, expropriation of private property. However, such risks to the South African assets of the Aluminium Business (i.e. Hillside Aluminium) are, to a large degree, mitigated by: its central role to South Africa’s downstream aluminium industry. Approximately 70% of primary aluminium consumed in the country is sourced directly from Hillside Aluminium; its longstanding contribution in building South Africa’s domestic aluminium industry and enriching the broader domestic economy, including creating nearly 30,000 direct and indirect jobs as well as underwriting the volumes for key state-owned infrastructure and utilities. It is the single largest customer of Eskom and plays a vital role in underwriting energy grid stability (e.g. load shedding); the South African Government’s track record of supporting the financial viability of the aluminium industry, including the rollout of the “negotiated pricing agreement” framework which allowed nonstandard (and discounted) tariffs to be offered to large power users such as Hillside Aluminium; and relatively limited exposure to the South African rand. All domestic and export sales are denominated in US$. Although electricity tariffs are denominated in South African rand, a significant share of its operating costs (including alumina supply and other raw materials) is denominated in US$. On this basis, Grant Samuel has selected a nominal discount rate range of 10.5-11.5% for Hillside Aluminium, consistent with the range adopted for the other assets. The lower corporate tax rate in South Africa (27%) has not been reflected because it is inconsequential (with gearing of 10-15%). To the extent there is any specific “sovereign risk” that needs to be captured in the analysis for Hillside Aluminium (e.g. reliable and affordable access to power from the state-owned grid operator), these issues are dealt with by “risking” the cash flows in the DCF analysis. 16

APPENDIX D REVIEW OF MARKET EVIDENCE 1 Overview South32’s Aluminium Business operates a portfolio of operating bauxite mines, alumina refineries and aluminium smelters across Australia, South Africa and Brazil. While there is some level of vertical integration embedded within its business operations, there are other factors that suggest the remaining parts of the business are independently operated from other parts of the value chain. Such is the case in Brazil, where each of South32’s interests involve different joint venture counterparties with varying shareholdings. Accordingly, Grant Samuel has considered transactions and listed companies primarily involved in each step of the value chain. In particular, Grant Samuel has: separated the analysis for each step of the value chain, namely alumina producers and primary aluminium producers; separated the analysis of multiples into alumina and aluminium producers that operate in the rest of world market (excluding China) and in China, to better reflect the different supply-demand environments, growth prospects and risks (if any); and calculated earnings multiples (i.e. EBITDA and EBITA) and capacity multiples (based on primary alumina and/or aluminium production, where sufficient data is available). 2 Transaction Evidence Overview In reviewing the transaction evidence, it must be recognised that: most of the recent transactions involved the acquisition of a minority interest. Transactions involving minority interests are typically excluded from transaction evidence as they may not incorporate a full control premium. However, market evidence suggests that minority interests in joint ventures in the aluminium industry can still attract close to a pro rata share of 100% value particularly when demand for the asset is high (e.g. scarcity or buoyant conditions) or when the buyer can retain the sales and marketing rights to the joint venture’s production. Due to the “scarcity” value attributed to these assets, Grant Samuel has considered these transactions in the analysis of market valuation parameters; and a large number of transactions within the aluminium value chain involved buyers and sellers that had large, diversified (or vertically integrated) interests. Many of these transactions lacked publicly available information from which to calculate valuation parameters. Although Grant Samuel would typically consider recent transaction evidence over, say, the past five years, earlier transactions have been considered where they are particularly relevant. Alumina Producers Grant Samuel’s research has identified only a small number of transactions involving alumina focussed producers in Australia or Brazil. In the case of: Australia, transaction evidence is limited (whether change of control or minority interest). The most recent transaction was Alcoa’s acquisition of Alumina Limited. However, Alumina Limited’s sole investment was a 40% interest in the Alcoa World Alumina and Chemicals joint venture (“AWAC”), which owned a globally diversified portfolio of bauxite and alumina interests (including its flagship 1 operations in Western Australia). The strategic investment by CITIC Group Corporation (“CITIC”) in Alumina Limited in 2013 offers an additional (albeit dated) benchmark. The only other transaction involved a minority interest in Worsley Alumina when Press Metal Aluminium Holdings Berhad (“Press Metal”) acquired a 50% interest in Japan Alumina Associates (Australia) Pty Limited (which held a 10% interest in Worsley Alumina) in 2018; and Brazil, transaction evidence is also limited. There have been two recent transactions involving the Alunorte refinery, which is one of only three refineries in the country (and one of only two that are key exporters of alumina). No transaction evidence has been observed for the other refineries. Although Alcoa increased its stake in Alumar by way of its acquisition of Alumina Limited, the transaction did not involve a direct change in ownership at the refinery level. Accordingly, Grant Samuel has also considered transactions involving: alumina producers located in other jurisdictions with an established alumina industry (either for domestic consumption or for export) and a track record of operations; and large scale alumina refinery projects for which the investment decision has been reached and construction is progressing towards completion (e.g. PT Bintan Alumina Indonesia). The following charts summarise the historical EBITDA and historical EBITA multiples as well as the capacity multiples for transactions involving alumina refineries: COMPARABLE TRANSACTIONS — ALUMINA REFINERIES HISTORICAL EBITDA AND HISTORICAL EBITA MULTIPLES 13% interest in Alumina Limited 32 Grant (2013) 7x . Samuel 100% interest in Alumina Limited 27 analysis (2024) 4x . 1 25.1% interest in MBAC (2024) 8 . 9x HISTORICAL 5% interest in Worsley Alumina 6 EBITDA . (2018) 1x 30% interest in Alunorte (2023) 0 . 0x n/a . 13 25.1% interest in MBAC (2024) 6x 5% interest in Worsley Alumina 8 . (2018) 5x 30% interest in Alunorte (2023) 0 . n/a HISTORICAL 0x EBITA 13% interest in Alumina Limited 0 . n/a (2013) 0x 100% interest in Alumina Limited 0 . (2024) 0x n/a 1 Grant Samuel analysis based on data obtained from IRESS, company announcements, transaction documentation and, in the absence of company published financial forecasts, brokers’ reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each transaction depends on analyst coverage, availability and corporate activity. 2

The available market evidence does not show any consistent pattern of earnings or capacity multiples for alumina producers. In particular: earnings multiples are very sensitive to the prevailing alumina price environment and can vary across a very wide range (when multiples can be calculated); and capacity multiples range from less than $200/t to over $1,500/t although there seems to be some evidence that the implied capacity multiples for established and cost-competitive refineries tend to be towards the upper end of the range. Despite these limitations, some observations can still be made, although the analysis should be treated with caution given the limited ability to review earnings multiples in conjunction with capacity multiples. The only transactions involving a portfolio of alumina refineries were both in relation to Alumina Limited, whose sole investment was a 40% interest in AWAC. AWAC’s flagship operations were the integrated bauxite and alumina assets in Western Australia that collectively produce over 30Mtpa of bauxite and around 8-10Mtpa of alumina (albeit declining due to grade issues and the, at the time, imminent curtailment of Kwinana). Its global portfolio spanned bauxite and alumina operations in Brazil, Spain and, prior to 2020, also included interests in the United States, Jamaica and Suriname (with a minority interest in an aluminium smelter in Australia). These transactions included: CITIC’s strategic investment (via a share placement) in 2013. CITIC’s investment came at a time of difficult trading conditions for Alumina Limited as it faced a weak alumina price environment and escalating debt levels. Although it had a portfolio of high quality refinery assets (a number of which were in the top half of the global cost curve), its financial position was weighed down by poor operating performance across some of its older assets (i.e. Jamalco, Suralco and Point Comfort), all of which were subsequently divested or fully curtailed. Analysis of the capacity multiple implied by the CITIC investment is complicated by the poor performance of these assets which “dragged” down the 3 implied multiples for the company as a whole. Excluding the capacity contributions from these assets, the implied capacity multiple rises from $574/t to around $792/t2; and Alcoa’s acquisition of Alumina Limited in 2024, which occurred under similarly strained circumstances. Recent performance issues at AWAC had required significant cash contributions from both its joint venture partners over the past two years. Absent a rebound in alumina prices, further capital calls were likely needed to face a range of issues such as declining bauxite quality, elevated capital expenditure requirements as well as restructuring and curtailment costs for Kwinana (and potentially San Ciprián unless it was sold). Alumina Limited did not have much capacity to raise its own debt to meet such obligations (other than a highly dilutive equity raising). In this context: • the headline implied capacity multiple (of $462/t) was relatively modest. However, adjusting to exclude the capacity from the Kwinana and San Ciprián refineries pushes it up to around $654/t (and even higher, in excess of $800/t at the time the shareholder vote was held); and • the headline historical EBITDA multiple was affected by its weak financial performance in the prior year. A simplistic (but crude) way to account for the volatility of its earnings is to take a five year average of EBITDA as a proxy for “through the cycle” earnings. This approach results in EBITDA multiples of 6.7 times (or around 8-9 times by the time of the shareholder meeting). The remaining transactions all involved single asset acquisitions. The very high implied capacity multiples paid by: Press Metal to acquire a 5% interest in the Worsley Alumina joint venture (over $900/t and around 6 times historical EBITDA) in 2018 reflected a number of its attractive attributes, as well as the strategic nature of the transaction. The acquisition provided Press Metal with a foothold in the upstream alumina market as it moved towards a vertically integrated model with the aim of securing raw material supply and mitigating input price volatility (particularly for alumina, which saw prices spike in 2018 due to global supply shortfalls resulting from the operational disruptions at AWAC’s Western Australia operations and a 50% curtailment at Alunorte). The acquisition was part of a multi-pronged strategy by Press Metal to reduce its reliance on third party suppliers and gain direct access to essential raw materials, and included the acquisition of a 25% interest in PT Bintan Alumina Indonesia in 2019 (which occurred at a substantially lower capacity multiple of around $320/t as the refinery was still under construction); and Ma’aden to acquire the remaining 25.1% interest in the Ma’aden Bauxite and Alumina Company (“MBAC”) that it did not already own in 2024 was even higher (nearly $1,600/t and around 9 times historical EBITDA). The transaction consolidated Ma’aden’s ownership over the integrated bauxite and alumina refinery operations (as well as the aluminium smelter and casthouse, as discussed below). The very high multiple reflected the attractive features of the asset such as its: • scarcity, as it is the first alumina refinery in the Middle East; • scale, as it can produce up to 1.8Mtpa of alumina (most of which is sold to the co-located smelter); • competitive cost position, as it is the third lowest cost alumina refinery in the world; and • government support, given the direct investment by the Saudi Arabian government through its sovereign wealth fund. The refinery is also underpinned by a well-endowed bauxite deposit with high quality ore reserves (with alumina content in excess of 55%, albeit with a high reactive silica content) that are estimated to support around 100 years of production (at current run rates). 2 This value may be understated as it does not allow for potential closure costs for the three assets. On the other hand, it assumes no residual value for these assets (in fact, the interest in Jamalco was sold for approximately $140 million). 4

Glencore’s acquisition of a 30% interest in the Alunorte refinery in Brazil (along with a 45% interest in MRN) for over $1.1 billion (including earnouts) in 2023 occurred at more modest capacity multiples ($574/t). The acquisition was part of Glencore’s strategy to maintain its exposure to aluminium markets (particularly in view of the approaching end of its aluminium supply deal with Rusal in 2024). The acquisition price reflected a number of attractive features of Alunorte such as its: scale, as the largest alumina refinery outside of China with a nameplate capacity of 6.3Mtpa; integrated nature, principally sourcing bauxite ore from Paragominas (wholly owned by Norsk Hydro, the majority owner of Alunorte) but with around 30% of the bauxite ore coming from MRN; cost competitive position in the bottom quartile of the global alumina refinery cost curve; and established track record of operations (nearly 30 years) in one of the world’s largest alumina producing jurisdictions. However, the implied capacity multiple of $574/t may have also been impacted by Norsk Hydro’s cautious short-to-medium outlook for alumina markets (particularly given the refinery’s exposure to third party export markets) and its desire to reduce its in-house alumina production to levels that more closely match the needs of its aluminium smelters. The much lower capacity multiples implied by the sale of Companhia Brasileira de Alumínio’s (“CBA”) 3.03% interest in Alunorte ($199/t) may have mirrored some of this caution and the non-core nature of the investment, as CBA flagged its intention to focus on its core aluminium business which was already self sufficient in alumina production. The transactions involving alumina producers in Jamaica occurred at very low capacity multiples (less than $200/t) and are outliers compared to the other transactions. While they were all change of control transactions, the relatively low multiples reflect the operating challenges facing each of the refineries (as well as the need for the vendors to divest the poorly performing assets): the divestment of a 55% interest in Jamalco by Alcoa in 2014 was one of several steps taken to exit higher cost upstream assets and improve the overall cost base of its portfolio. Despite Jamalco’s scale (over 1.4Mtpa capacity) and operating track record (over 50 years), the relatively low multiple likely reflected its high operating cost base and uncertainty surrounding its future energy supply (particularly given the instability of the local electricity grid and prohibitive upfront capital costs of securing alternative supply). The more recent transaction involving Jamalco occurred at an even lower multiple despite the strategic rationale for the acquisition. The acquisition by Century Aluminum Company (“Century”) in 2023 enabled it to move to a vertically integrated model (it was previously solely focussed on aluminium production). However, the acquisition price reflected the distressed state of Jamalco (and its joint venture owners, both of which had limited funding capacity) which was still recovering from a fire in August 2021 that caused the refinery to shut down for months (only reopening at 50% of nameplate capacity by the end of the following year and still facing uncertain and potentially substantial liabilities to restore operations); and the divestment of Alumina Partners of Jamaica (“Alpart”) by Rusal was part of its debt reduction programme amid a weak commodity price environment. While the nameplate capacity of Alpart can support up to 1,650ktpa of alumina output and nearly 5Mtpa of bauxite ore (which is fed into the refinery), the refinery was non-operating and had been in care and maintenance for over six years at the time of the acquisition by Jiuquan Iron & Steel (Group) Co. Limited in 2016. Aluminium and Integrated Producers Grant Samuel’s research on transaction evidence involving aluminium smelters has identified: a number of transactions involving aluminium smelters in Brazil. In 2024, Mitsui & Co., Ltd. increased its stake in Nippon Amazon Aluminium Co., Ltd. (“NAAC”, as the joint venture partner in the Albras 5

GRANT SAMUEL

smelter) from 21% to 46%, following which YKK AP Inc. also increased its stake in NAAC later that year. However, the financial terms of these transactions were not disclosed;

- no transactions involving aluminium smelters in South Africa. Hillside Aluminium is the only smelter in the country and has been wholly owned by South32 (or BHP, prior to the demerger) since its inception. The only other aluminium smelter, Bayside, has also been under the ownership of South32 (or BHP) since it was commissioned (and has now been shut down).

Accordingly, the analysis considers a wider range of transaction evidence involving aluminium smelters globally (ex-China). These transactions involved smelters that were either:

- vertically integrated (both upstream and downstream) or individual smelters that are co-located as part of an integrated refinery and smelting complex; and
- "standalone" operations that rely on alumina from third party sources or from other (non co-located) refineries within a much larger vertically integrated operation.

The following charts summarise the historical EBITDA and historical EBITA multiples as well as the capacity multiples for transactions involving primary aluminium producers:

COMPARABLE TRANSACTIONS — PRIMARY ALUMINIUM PRODUCERS

HISTORICAL EBITDA AND HISTORICAL EBITA MULTIPLES


HISTORICAL EBITDA
DIVERSIFIED / INTEGRATED
STANDALONE
HISTORICAL EBITA
DIVERSIFIED / INTEGRATED
STANDALONE
11.9x
10.8x
9.4x
9.1x
7.7x
7.0x
6.1x
5.4x
3.6x
28.8x
23.5x
14.6x
13.9x
11.8x
8.1x
7.4x
4.8x
25.1% interest in MAC (2024)
100% interest in Alcan (2007)
Vale Aluminium Assets (2010)
68.6% interest in Companhia Brasileira de Alumino (2026)
20.62% interest in Alba (2024)
100% interest in Sebree Smelter (2013)
100% interest in Aluminium Dunkerque (2026)
100% interest in Aluminium Dunkerque (2018)
16.6% interest in Mozal (2021)
68.6% interest in Companhia Brasileira de Alumino (2026)
25.1% interest in MAC (2024)
100% interest in Alcan (2007)
20.62% interest in Alba (2024)
Vale Aluminium Assets (2010)
100% interest in Aluminium Dunkerque (2018)
100% interest in Aluminium Dunkerque (2026)
16.6% interest in Mozal (2021)

Source: Grant Samuel analysis[3]

6

GRANT SAMUEL

COMPARABLE TRANSACTIONS — PRIMARY ALUMINIUM PRODUCERS

IMPLIED PRODUCTION CAPACITY MULTIPLES ($/T)


DIVERSIFIED / INTEGRATED PRODUCERS
STANDALONE ALUMINIUM SMELTERS
4,857
4,559
3,752
8,542
7,333
2,120
1,724
1,627
586
297
68.6% interest in Companhia Brasileira de Alumino (2026)
25.1% interest in MAC (2024)
20.62% interest in Alba (2024)
100% interest in Lochaber Smelter (2016)
100% interest in Aluminium Dunkerque (2026)
100% interest in Aluminium Dunkerque (2018)
16.6% interest in Mozal (2021)
100% interest in ISAL (did not proceed)
50.3% interest in Mt Holly Smelter (2014)
100% interest in Sebree Smelter (2013)

Source: Grant Samuel analysis[1]

Note: The capacity multiples implied by the acquisitions of a 68.6% interest in CBA and 20.62% interest in Aluminium Bahrain B.S.C. ("Alba") may be affected by the diversified operations of the businesses (e.g. downstream or recycling products).

The analysis of implied multiples for primary aluminium producers must also be treated with caution given the limited ability to review earnings multiples in conjunction with capacity multiples. Nevertheless, the market evidence appears to show a distinction between multiples paid for:

- integrated primary aluminium producers, which are generally higher (at more than 9 times historical EBITDA and 12-15 times historical EBITA); and
- standalone producers, which are generally lower (at around 5-7 times historical EBITDA and less than 8 times historical EBITA).

Analysis of implied capacity multiples is complicated by the diversified revenue streams from integrated producers. Accordingly, implied capacity multiples have been calculated only for those companies that derive a substantial share of revenue (or earnings) from primary aluminium sales.

Ma'aden is one of the largest diversified mining groups in the Middle East and has been actively building its presence in the aluminium value chain. In September 2024, it announced two back-to-back acquisitions of:

- the remaining 25.1% interest in the Ma'aden Aluminium Company ("MAC") that it did not already own. The transaction occurred at the top end of the range of EBITDA multiples and towards the high end of capacity multiples (around $4,560/t), reflecting the compelling strategic benefits for both Ma'aden and Alcoa (the seller). In the case of Ma'aden, it was part of a broader transaction that consolidated its ownership over both MAC and MBAC, whereas for Alcoa, the transaction helped simplify its portfolio and provided shareholders with improved visibility over the value of its interest in Saudi Arabia. The high multiples also reflected the attractive features of the smelting business (e.g. first quartile on the global cost curve, integrated nature, strong government support); and
- a 20.6% interest in Alba at more modest multiples of 7.7 times historical EBITDA and around $3,750/t of aluminium production capacity. The transaction followed an announcement between the two groups to explore a potential combination of their aluminium businesses. Unlike other vertically integrated producers in the transaction set (which span upstream operations such as bauxite, alumina and aluminium production), Alba's operations include primary aluminium production (around 20-25% of revenue) and extend into downstream segments.

7

Primary aluminium producers in Brazil have also historically been subject to change of control proposals. Each transaction involved vertically integrated producers with interests across bauxite, alumina and aluminium. These transactions occurred at multiples of around 9 times historical EBITDA and included: the acquisition of a 68.6% interest in CBA by a joint venture between Aluminum Corporation of China Limited (“Chalco”) and Rio Tinto that was announced in January 2026 (pending completion). Nearly 60% of CBA’s revenue is attributable to the sale of primary aluminium. Its flagship site, the Alumínio complex, has a nameplate capacity of 380ktpa of primary aluminium and 800ktpa of alumina (as well as other downstream activities). The vast majority of its production is sold into domestic markets, with only around 10% exported to North America and Europe. The acquisition was a key step for Rio Tinto and Chalco to grow their bauxite and alumina supply chain in the Atlantic region, particularly through an established supply chain that was already self-sufficient with its renewable energy supply; and the acquisition of Vale’s Aluminium assets by Norsk Hydro in 2010. The acquisition cemented Norsk Hydro’s foothold across Brazil’s aluminium value chain, as it gained control over the Paragominas bauxite mine and also secured controlling stakes in the Alunorte refinery, Companhia de Alumina do Pará alumina refinery project and the Albras smelter. Each of these assets were highly attractive in their own right given their scale, expansion opportunities and competitive cost position. The transaction was part of a wider strategic pivot by Norsk Hydro to secure greater control over upstream assets and establish a “long” position in alumina and bauxite. Excluding the contribution from the Paragominas mine (which was sold as a separate leg of the transaction), the adjusted EBITDA multiple for the remaining refinery and smelter is around 8.4 times. Rio Tinto’s acquisition of Alcan in 2007 was one of the largest ever transactions in the aluminium sector and occurred at a slightly higher (albeit still consistent) multiple to other integrated producers (around 11 times historical EBITDA). Although the transaction occurred nearly two decades ago, the factors that supported a high EBITDA multiple at the time are still relevant in the current market environment such as: access to long life and low cost bauxite, particularly at Weipa in Australia and in Guinea; competitive cost position, with over 80% of Alcan’s smelter production in the first and second quartile of the global cost curve at the time; and certainty of power supply, with over 90% of energy supplied by its own portfolio of hydroelectric generation assets and other long term contracts (also hydropower). The implied multiples were likely further bolstered by the positive market sentiment at the time, with strong tailwinds driven by the industrialisation of China. At the same time, the observed multiples should be taken in the context of the widely accepted view by analysts that it vastly overpaid for Alcan at the peak of a commodity super-cycle (especially now with the hindsight of the onset of the Global Financial Crisis later that year). The lower multiples paid for standalone smelters likely reflect a number of factors and, at times, unique issues that affect the longer term viability of these assets (e.g. access to alumina, power supply, etc.). For many of these transactions, the most prominent of these issues was reliable and affordable access to power supply as was the case for two troubled smelters that transacted at very low multiples due to unviable power agreements that weighed down earnings. In the case of: the Sebree smelter ($297/t), it faced a looming curtailment following the notice of a significant step-up in electricity tariffs the following year; and the Mt Holly smelter ($586/t), it suffered from structural cost challenges and, due to its uncompetitive power supply arrangements, was amongst the least cost-competitive smelters in Alcoa’s portfolio (around the fourth quartile in the cost curve). In Australia, the Tomago Aluminium smelter faced similar existential issues due to rapidly rising energy costs and its dependence on an aging coal-fired power station to sustain operations at least through the 8 remainder of its current power supply agreement (through to 2028). Although the smelter has not been directly subject to a change of ownership in recent years, one of its joint venture partners (CSR Limited) was acquired in 2024 and, as part of its scheme booklet to shareholders, the independent expert valued its stake in Tomago at around $780/t to $1,100/t (still at a clear discount to all other transaction benchmarks). The transactions involving Aluminium Dunkerque illustrate the stark difference that a reliable and affordable solution for power can have on implied multiples. Aluminium Dunkerque is the largest aluminium smelter in the European Union and was subject to multiple changes in ownership in the past decade3, with the implied capacity multiple paid rising from around $2,100/t to over $7,300/t. A large part of the uplift was due to the improved earnings visibility and operational continuity provided by a new long-term low-carbon electricity supply agreement. Prior to the agreement, the smelter was subject to France’s legacy wholesale pricing mechanism, which left earnings exposed to the volatility of wholesale energy markets. Perhaps just as importantly, the low-carbon electricity supply was a critical element to the step-up in multiples as the introduction of the European CBAM effectively raised marginal costs for non-complying producers, thereby raising the bar for competition for “green aluminium” producers within the region. The high capacity multiples may have also reflected the scarcity of investment opportunities of such scale, particularly given development risks and rising costs for building new capacity (which, in recent years, have risen to over $5,000/t in some jurisdictions). The remaining transactions involving aluminium smelters occurred at much more modest capacity multiples of around $1,600-1,700/t and included: in 2018, Norsk Hydro’s proposed acquisition of Rio Tinto’s Icelandic aluminium plant and casthouse (“ISAL”) as well as interests in an aluminium anode facility and aluminium fluoride plants. The acquisition of ISAL was aimed at bolstering Norsk Hydro’s position within Iceland (one of the largest aluminium producing countries in the world) and its “green aluminium” credentials. However, the transaction did not proceed due to delays in securing regulatory approvals; and in 2021, South32’s acquisition of an additional 16.6% interest in Mozal Aluminium. At the time, Mozal Aluminium was the second largest aluminium smelter in Africa (second only to Hillside Aluminium) with a nameplate capacity of 580ktpa. The transaction was the product of South32 exercising its preemptive rights to acquire up to an additional 25% interest in the smelter. Although the implied historical EBITDA multiple appears to be unusually low (at around 3.6 times), it likely reflects the smelter’s strong performance in FY21. Using the five year average of EBITDA as a proxy, the implied multiple rises to just under 6 times EBITDA (and 10 times EBITA). On the other hand, the very high capacity multiple implied by the Lochaber Smelter transaction is not meaningful for the analysis as it was inflated by a government-backed guarantee (around 80% of the value of its 25 year power supply contract) to safeguard jobs at the last remaining aluminium smelter in Britain. 3 Sharemarket Evidence Overview Grant Samuel’s research has identified: no listed companies in Australia or internationally that are primarily focussed on alumina production for third party markets. The vast majority of the largest alumina refineries around the world are either held by vertically integrated aluminium producers or diversified mining companies; and 3 In October 2021, American Industrial Partners acquired 100% of the Dunkerque smelter from GFG Alliance. The transaction terms were not disclosed but, in any event, would have been excluded from the analysis as the transaction occurred under distressed conditions as it was prompted following GFG Alliance’s default on certain outstanding loans. 9 only one ASX-listed “pure play” bauxite production business. Metro Mining Limited (“Metro Mining”) is a meaningfully sized business (market capitalisation of around $300 million) with a bauxite mine in Australia but has been excluded from the analysis. Unlike MRN, it is an export-only operation and is exposed to different market risks from a bauxite mine in Brazil. As at 31 August 2026, Metro Mining was trading at around $45/t of bauxite production capacity and around $4/t of ore reserves. Accordingly, the review of sharemarket evidence has focussed on integrated aluminium producers. The implied multiples for these companies can (to some extent) still be instructive on the stage of the commodity cycle for alumina prices which have historically (but not always) demonstrated a level of correlation with aluminium prices. China focussed aluminium producers have also been included in the analysis but their implied multiples should be treated with caution as they may be exposed to a different set of growth drivers and market risks given that they primarily operate within China. Grant Samuel has considered but excluded from its analysis: majority owners (and operators) of other integrated alumina refineries in Australia due to their diversified exposure to other metals and commodities. While both Rio Tinto and South32 are the second and third largest suppliers of third party alumina outside China (behind Alcoa), both companies have much larger exposures to other commodities (e.g. iron ore or copper); other diversified miners or companies. Although Glencore plc recently increased its exposure to the aluminium value chain (with the acquisition of a 30% interest in the Alunorte refinery), it remains a very small part of its overall business operations. Similarly, Vedanta Limited is one of the largest aluminium producers but has diversified interests across oil and gas, mining, steel and energy; and downstream aluminium producers (e.g. Kaiser Aluminum Corporation, Constellium N.V., Press Metals Berhad) as they operate in different markets and are subject to different growth drivers and competitive risks. With the exception of Hindalco Industries Limited (“Hindalco”) and National Aluminium Company Limited (“Nalco”) (which have a 31 March year end), each of the comparable listed companies has a 31 December year end. The data presented for each company is the most recent annual historical result (i.e. calendar year 2025 or the financial year ended 31 March 2026) and the one year forecast. The financial data has not been adjusted to align the year end for each company. EBITDA Multiples The following chart sets out the historical and forecast EBITDA multiples for these listed companies based on share prices as at 31 August 2026 4: 4 Alcoa multiples have been calculated using the closing share price on 30 June 2026 (the last trading day prior to announcement of the Proposed Transaction). 10

The listed aluminium producers in the rest of the world (excluding China) generally share a number of attributes: vertically integrated (from bauxite through to primary aluminium production); directly exposed to movements in the LME aluminium price (although to different extents given their geographic dispersion which exposes them to different regional premia); and concentrated shareholding base due to their partial government ownership structure or the support of key shareholders that hold substantial interests in the producers (except Alcoa and Hindalco, both of which have a diversified institutional investor base). Most of the listed aluminium producers (ex-China) are trading within a relatively narrow range at around 6.5-7.5 times historical EBITDA. The very high historical EBITDA multiple for Century reflects the anticipated growth in earnings (particularly given its operating footprint in the U.S.). Forecast EBITDA multiples for the listed peers are consistently lower than historical EBITDA multiples, reflecting the anticipated impact of buoyant aluminium prices on earnings (albeit to varying extents for each company). Alcoa and Norsk Hydro are among the largest listed vertically integrated primary aluminium producers in the world and trade towards the middle of the range for historical and forecast EBITDA. Despite their similar market ratings, each company has a number of distinguishing features: Norsk Hydro owns and operates a portfolio of cost competitive aluminium smelters, of which over 60% of production capacity is represented in the first quartile of the global cost curve. It is principally exposed to the aluminium market in Europe, with over half of its production capacity based in Norway (a major exporter of aluminium); whereas 5 Grant Samuel analysis based on data obtained from IRESS, S&P Global Market Intelligence, company announcements and, in the absence of company published financial forecasts, broker reports. Where company financial forecasts are not available, the median of the financial forecasts prepared by a range of brokers has generally been used to derive relevant forecast value parameters. The source, date and number of broker reports utilised for each company depends on analyst coverage, availability and recent corporate activity. 6 The calculated trading multiples are adjusted to exclude the carrying value of equity accounted investments from enterprise value and the share of NPAT from equity accounted investments from EBITDA and EBITA. The multiples for Rusal have been adjusted to include the pro rata share of EBITDA and net debt from its investment in Norilsk Nickel, which is material to the overall value of the business. 11

Alcoa also owns an attractive global portfolio of aluminium smelters, but (on average) has a higher operating cost structure across its assets with only 30% of production capacity in the first quartile of the global cost curve (albeit around 80% is in the bottom half). Unlike Norsk Hydro, it is principally exposed to the aluminium market in North America where it has long benefited from a market that has historically been in a supply deficit and attracted much higher rates of return than other markets. In both cases, however, the lower forecast EBITDA multiples reflect the anticipated uplift in earnings in 2026 amidst what is expected to be a more buoyant aluminium price environment (which only started to rebound in the second half of 2025). A number of other peers such as Hindalco and Nalco do not trade at materially different levels and exhibit the same anticipated uplift in earnings in 2026. A case in point for the wide gap in historical and forecast multiples is Century. The stark contrast between its multiples reflects the near term upside in earnings on the back of spiking LME aluminium prices and, more particularly, regional premia in the United States. Century’s established footprint in the U.S. (around 430ktpa of smelting capacity) has enabled it to benefit from punitive tariffs levied by the U.S. Government on all primary aluminium that has restricted supply into the country (and sent regional premia higher). Moreover, the restart of idled lines at the Mt Holly Smelter in mid-2026 as well as its Grundartangi smelter in Iceland (which was partly curtailed due to equipment failures in late 2025) are expected to support production growth and underpin further earnings growth. In this context, the low forecast EBITDA multiples may reflect the market’s cautionary approach on the “permanence” of the restricted trade conditions that it has benefited from as well as the sustained upside from restarting marginal production capacity (which may no longer be profitable in lower price environments). On the other hand, the relatively low multiples for: Rusal reflect the unique headwinds facing the Russia-based aluminium producer following the commencement of the Russia-Ukraine War in 2022. The economic repercussions have been substantial for Rusal. The company has been affected by trade sanctions and the loss of offtake rights at Queensland Alumina. The low multiples also reflect its exposure to nickel mining (that often attract lower earnings multiples) through its interest in Norilsk Nickel, which accounts for over half of Rusal’s enterprise value (and earnings) on a look through basis; and Alba likely reflect its concentrated position in Bahrain, which has been directly affected by the war in Iran and has not realised the full upside from the run-up in aluminium prices in recent months. In March 2026, its flagship smelter complex in Bahrain was hit by Iranian missiles and drones, forcing it to shutdown three of its smelting lines (around 20% of capacity) with limited visibility as to when it can be restored to full capacity. Despite the different market conditions under which they operate, China focussed aluminium producers trade at implied historical EBITDA multiples that are not materially inconsistent with the trading multiples of aluminium producers in the rest of the world (although they tend to trade towards the bottom end of forecast multiples). EBITA Multiples The following chart sets out the historical and forecast EBITA multiples for these listed companies based on share prices as at 31 August 20264: 12

GRANT SAMUEL

COMPARABLE LISTED COMPANIES

2025 HISTORICAL AND 2026 FORECAST EBITA MULTIPLES


HISTORICAL (2025)
FORECAST (2026)
Rest of World
China
Rest of World
China
17.4x
11.6x
9.6x
9.6x
8.4x
5.1x
n/a
9.5x
7.1x
6.5x
4.9x
7.8x
7.3x
6.8x
5.7x
4.4x
4.1x
n/a
6.1x
4.5x
3.5x
n/a
Century
Norsk Hydro
Alcoa
Hindalco
Nalco
ALBA
Rusal
Yunnan
Chalco
Shandong Nanshan
China Hongqiao
Hindalco
Norsk Hydro
Nalco
Alcoa
ALBA
Century
Rusal
Shandong Nanshan
Chalco
China Hongqiao
Yunnan

Source: Grant Samuel analysis[5,6]

The EBITA multiples for listed peers sit across a much wider range but across a more gradual trend with no obvious outliers (other than Century in terms of its historical EBITA multiple). The EBITA multiples are a reflection of the varying levels of operating leverage (e.g. capital intensity) for each of the listed peers, which can be affected by the age of the underlying assets of a producer. Similar to the observations made on the EBITDA multiples, the historical EBITA multiples are also affected by the varying degrees of anticipated earnings growth but these wide discrepancies are much more muted with respect to the forecast EBITA multiples.

While there are no obvious "clusters" of historical or forecast EBITA multiples, both Alcoa and Norsk Hydro trade at close to the middle of the range of around 10-11 times historical EBITA and 6-7 times forecast EBITA.

Capacity Multiples

The sharemarket evidence suggests implied capacity multiples (based on primary aluminium production capacity) that are at a premium to the implied capacity multiples for transactions and range from around $2,000/t to over $20,000/t (with the majority tending to cluster between $3,000-6,000/t). It is difficult to draw any definitive conclusions or observations from the implied capacity multiples. The capacity multiples are not meaningful for analytical purposes due to the vertically integrated and/or diversified (to some extent) nature of the comparable listed companies which causes the implied smelting capacity multiple to be inflated by the value attributed to other non-aluminium parts of the business (which are not captured in the denominator).

13

Annexure B Transaction Explanatory Memorandum ATTACHMENT REPORT 2—INVESTIGATING ACCOUNTANT’S LIMITED ASSURANCE

KPMG Transaction Services ABN: 43 007 363 215 A division of KPMG Financial Advisory Services Telephone: +61 2 9335 7621 kpmg (Australia) Pty Ltd Facsimile: +61 2 9335 7001 Australian Financial Services Licence No. 246901 DX: 1056 Sydney Level 38, International Towers Three www.kpmg.com.au 300 Barangaroo Avenue Sydney NSW 2000 P O Box H67 Australia Square Sydney NSW 1213 Australia The Directors South32 Limited Level 2, 100 St Georges Terrace Perth, Western Australia 6000 10 September 2026 Dear Directors Limited Assurance Investigating Accountant’s Report Introduction KPMG Financial Advisory Services (Australia) Pty Ltd (of which KPMG Transaction Services is a division) (“KPMG Transaction Services”) has been engaged by South32 Limited (“South32”) to prepare this report for inclusion in the Transaction Explanatory Memorandum to be dated 10 September 2026 (“Transaction Explanatory Memorandum”), and to be issued by South32, in respect of the proposed sale of South32’s aluminum value chain assets (the “Sale Business”) to Alcoa Corporation (the “Proposed Transaction”). This Investigating Accountant’s Report should be read in conjunction with the KPMG Transaction Services Financial Services Guide included in the Transaction Explanatory Memorandum. Scope For the purposes of preparing this report, you have requested that we perform limited assurance procedures in relation to the pro forma balance sheet of South32 as at 30 June 2026 (“South32 Pro Forma Balance Sheet”), described below and disclosed in the Transaction Explanatory Memorandum. We performed these procedures in order to state whether, on the basis of the procedures described, anything comes to our attention that would cause us to believe that the South32 Pro Forma Balance Sheet is not prepared or presented fairly, in all material respects, by the Directors in accordance with the basis of preparation described in the Transaction Explanatory Memorandum. We conducted our limited assurance procedures in accordance with ASAE 3450 Assurance Engagements involving Corporate Fundraisings and/or Prospective Financial Information. The procedures performed in a limited assurance engagement vary in nature from, and are less in extent than for, an audit. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed an audit. Accordingly, we do not express an audit opinion about whether the South32 Pro Forma Balance Sheet is prepared, in all material respects, by the Directors in accordance with the stated basis of preparation. ©2026 KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. Liability limited by a scheme approved under Professional Standards Legislation. The KPMG name and logo are trademarks used under license by the independent member firms of the KPMG global organisation.

South32 Limited Limited Assurance Investigating Accountant’s Report and Financial Services Guide South32 Pro Forma Balance Sheet The South32 Pro Forma Balance Sheet has been prepared by South32 to illustrate the impact of the Proposed Transaction on South32’s financial position as if the Proposed Transaction had occurred on 30 June 2026. The basis of preparation of the South32 Pro Forma Balance Sheet, as set out in section 6.6 of the Transaction Explanatory Memorandum, includes the: • extraction of the reported balance sheet of South32 as at 30 June 2026 (“South32 Reported Balance Sheet”) from the audited South32 Financial Report for the year ended 30 June 2026 (“South32 Financial Statements”); and • application of pro forma adjustments, determined in accordance with Australian Accounting Standards and South32 accounting policies, to—derecognise the assets and liabilities of the Sale Business; and—recognise consideration expected to be received by South32. The assets and liabilities of the Sale Business were extracted from the Combined Financial Statements of AliGroup for the year ended 30 June 2026 (“AliGroup Combined Financial Statements”). Additional deconsolidation adjustments were extracted from the South32 Reported Balance Sheet. The South32 Financial Statements were audited by KPMG in accordance with Australian Auditing Standards. The AliGroup Combined Financial Statements were audited by KPMG in accordance with auditing standards generally accepted in the United States of America (“US GAAS”). The audit opinions issued in relation to those financial statements were unmodified. The South32 Pro Forma Balance Sheet is presented in the Transaction Explanatory Memorandum in an abbreviated form, insofar as it does not include all presentation and disclosures required by Australian Accounting Standards and other mandatory professional reporting requirements applicable to general purpose financial reports prepared in accordance with the Corporations Act 2001. Due to its nature, the South32 Pro Forma Balance Sheet does not represent South32’s actual or prospective financial position. Directors’ responsibilities The Directors of South32 are responsible for the preparation of the South32 Pro Forma Balance Sheet, including the selection and determination of the pro forma adjustments made to the South32 Reported Balance Sheet and included in the South32 Pro Forma Balance Sheet. The Directors’ responsibility includes establishing and maintaining such internal controls as the Directors determine are necessary to enable the preparation of financial information that is free from material misstatement, whether due to fraud or error. 2

South32 Limited Limited Assurance Investigating Accountant’s Report and Financial Services Guide Review statement on the South32 Pro Forma Balance Sheet Based on our procedures, which are not an audit, nothing has come to our attention that causes us to believe that the South32 Pro Forma Balance Sheet, as set out in section 6.6(c) of the Transaction Explanatory Memorandum, is not prepared or presented fairly, in all material respects, on the basis of the pro forma adjustments described in section 6.6(c) of the Transaction Explanatory Memorandum, and in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards, and South32’s accounting policies. Independence KPMG Transaction Services does not have any interest in the outcome of the Proposed Transaction, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. KPMG is the auditor of South32 and from time to time, KPMG also provides South32 with certain other professional services for which normal professional fees are received. General advice warning This report has been prepared and included in the Transaction Explanatory Memorandum to provide investors with general information only and does not consider the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs. 3

South32 Limited Limited Assurance Investigating Accountant’s Report and Financial Services Guide Restriction on use Without modifying our conclusions, we draw attention to section 6.6(a) of the Transaction Explanatory Memorandum which describes the purpose of the financial information, being for inclusion in the Transaction Explanatory Memorandum. As a result, the financial information may not be suitable for use for another purpose. We disclaim any assumption of responsibility for any reliance on this report, or on the financial information to which it relates, for any purpose other than that for which it was prepared. KPMG Transaction Services has consented to the inclusion of this Investigating Accountant’s Report in the Transaction Explanatory Memorandum in the form and context in which it is so included, but has not authorised the issue of the Transaction Explanatory Memorandum. Accordingly, KPMG Transaction Services makes no representation regarding, and takes no responsibility for, any other statements, or material in, or omissions from, the Transaction Explanatory Memorandum. James Malackey Authorised Representative 4

KPMG Financial Advisory Services (Australia) Pty Ltd ABN 43 007 363 215 Australian Financial Services Licence No. 246901 Financial Services Guide 10 September 2026 What is a Financial Services Guide (FSG)? This FSG is designed to help you to decide whether to use any of the general financial product advice provided by KPMG Financial Advisory Services (Australia) Pty Ltd ABN 43 007 363 215 (KPMG FAS), Australian Financial Services Licence Number 246901 (of which KPMG Transaction Services is a division) (KPMG Transaction Services), and James Malackey as an authorised representative of KPMG FAS, authorised representative number 404261(Authorised Representative). This FSG includes information about: • KPMG FAS and its Authorised Representative and how they can be contacted; • The services KPMG FAS and its Authorised Representative are authorised to provide; • How KPMG FAS and its Authorised Representative are paid; • Any relevant associations or relationships of KPMG FAS and its Authorised Representative; • How complaints are dealt with as well as information about internal and external dispute resolution systems and how you can access them; and • The compensation arrangements that KPMG FAS has in place. The distribution of this FSG by the Authorised Representative has been authorised by KPMG FAS. This FSG forms part of an Investigating Accountant’s Report (Report) which has been prepared for inclusion in the Transaction Explanatory Memorandum (Document). The purpose of the Document is to help you make an informed decision in relation to a Proposed Transaction. Financial services that KPMG FAS and the Authorised Representative are authorised to provide KPMG FAS holds an Australian Financial Services Licence, which authorises it to provide, amongst other services, financial product advice for the following classes of financial products: • deposit and non-cash payment products; • derivatives; • foreign exchange contracts; • debentures, stocks or bonds issued or proposed to be issued by a government; • interests in managed investments schemes including investor directed portfolio services; • securities; • superannuation; • carbon units; • Australian carbon credit units; and • eligible international emissions units, to retail and wholesale clients. ©2026 KPMG Financial Advisory Services (Australia) Pty Ltd ABN 43 007 363 215, AFSL No. 246901 is an affiliate of KPMG. KPMG, an Australian partnership and a member firm of the KPMG global organisation of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. Liability limited by a scheme approved under Professional Standards Legislation.

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Annexure B Transaction Explanatory Memorandum

ATTACHMENT 3 – SHAREHOLDER RIGHTS AND CORPORATE LAWS COMPARISON

Alcoa is incorporated under the laws of the State of Delaware, and, accordingly, the rights of Alcoa Stockholders are governed by the DGCL. South32 is a public company registered in accordance with the laws of Australia, and, accordingly, the rights of South32 Shareholders are governed by the Corporations Act, ASX Listing Rules, Australian common law and the constitution of South32 (as applicable). Alcoa will continue to be a Delaware corporation governed by the DGCL following Completion.

Following the Dividend Distribution, South32 Shareholders will become Alcoa Stockholders and the rights of South32 Shareholders in respect of the New Alcoa Shares or New Alcoa CDIs received in connection with the Dividend Distribution will be primarily governed by the DGCL, the Alcoa Certificate of Incorporation and the Alcoa Bylaws.

The table set out below summarises the material differences between the rights of Alcoa Stockholders and South32 Shareholders based on their respective governing and constituent documents and relevant laws as at the date of this Transaction Explanatory Memorandum. The table below is not an exhaustive list or complete statement of all differences, or the specific provisions referred to in the table below. South32 Shareholders should read carefully the relevant provisions of the DGCL (in so far as it applies to South32 Shareholders receiving New Alcoa Shares or New Alcoa CDIs) and Corporations Act and the governing and constituent documents of Alcoa and South32. The Constitution of South32 is available on South32's website at https://www.south32.net/about-us/corporate-governance. For more information on how to obtain the Alcoa Certificate of Incorporation and the Alcoa Bylaws, see "Where You Can Find More Information" beginning on page 129 of the Prospectus and "Item 21. Exhibits and Financial Statement Schedules" beginning on page II-2 of the Prospectus.

	South32	**Alcoa**
Shareholder meetings Requirement for annual general meetings; ability to call general meeting	Under Australian law, the annual general meeting of South32 is required to be held at least once in each calendar year, and within five months after the end of its financial year. A general meeting of South32 Shareholders may be called in the following circumstances: – by the South32 Board or individual South32 Directors from time to time; – when requested to do so by South32 Shareholders holding at least 5% of the votes that may be cast at the meeting, South32 Directors must call a general meeting within 21 days after the request is given to South32, and the meeting must be held not later than two months after the request is given; or – alternatively, South32 Shareholders holding at least 5% of the votes that may be cast at the meeting may themselves call, and arrange to hold, a general meeting of South32.	Alcoa is required by the NYSE listing rules to hold an annual stockholders' meeting during each fiscal year. Under the Alcoa Bylaws and Alcoa Certificate of Incorporation, special meetings of Alcoa Stockholders may be called only by or at the direction of: – the Chairman of the Alcoa Board or the Chief Executive Officer of Alcoa; or – by the Alcoa Board pursuant to a resolution adopted by a majority of the total number of directors which Alcoa would have if there were no vacancies; or – Alcoa's Secretary, upon a written request of Alcoa stockholder(s) of record: – owning at least 25% of the outstanding shares of Alcoa capital stock entitled to vote generally in the election of directors; – who have owned the stock continuously for at least one year as of the record date fixed in accordance with the Alcoa Bylaws; and – who continue to own the required number of outstanding shares of Alcoa capital stock at all times between the record date and date of the applicable stockholder meeting. Under the DGCL, upon application by an Alcoa Director or an Alcoa stockholder, the Delaware Court of Chancery may summarily order an annual meeting if there has been no annual meeting (and no action by written consent to elect directors) for 30 days after the date designated for the annual meeting, or if no date for an annual meeting has been designated, for 13 months after the latest of the corporation's incorporation or last annual meeting (or last action by written consent to elect directors).

Annexure B Transaction Explanatory Memorandum Shareholder As South32 is listed on the ASX, a notice of general The Alcoa Bylaws provide that written notice of a meetings meeting of South32 must be given at least 28 days stockholders’ meeting must be delivered not less than before the date of the meeting. South32 is required to 10 days nor more than 60 days before the meeting to Notice of meeting give notice only to South32 Shareholders entitled to each Alcoa stockholder entitled to vote at such meeting. vote at the meeting, persons entitled to vote because of The notice must state the place (if any), date and hour a Transmission Event (who have satisfied the South32 of meeting, the means of remote communications (if Board of this), as well as South32 Directors and any) by which stockholders and proxy holders may be South32’s auditor(s). deemed to be present in person and vote, and, in the case of a special meeting, must describe the purpose or purposes for which the meeting is called. Meetings may be held without notice if all Alcoa stockholders entitled to vote are present, or if notice is waived by those not present. Any previously scheduled meeting may be postponed. Shareholder The quorum for a meeting under the South32 The Alcoa Bylaws provide that except as otherwise meetings constitution is five South32 Shareholders. provided by law or the Alcoa Certificate of Incorporation, the holders of a majority of the voting stock of Alcoa are Quorum If a quorum is not present within 30 minutes after the required to be present in person or represented by requirements time appointed for the general meeting: proxy at such meeting in order to constitute a quorum, – where the meeting was called at the request of except that when specified business is to be voted on South32 Shareholders, the meeting must be by a class or series of stock voting as a class, the dissolved; or holders of a majority of the shares of such class or series constitute a quorum of such class or series. – in any other case, the meeting stands adjourned to the day, time and place the South32 Directors Whether or not there is a quorum, the Chairman of the present decide or, if they do not make a decision, to Alcoa Board or the Chief Executive Officer of Alcoa may the same day in the next week at the same time and adjourn the meeting. No notice of the time, date and place and if a quorum is not present at the adjourned place (if any) of adjourned meetings need be given meeting within 30 minutes after the time appointed except as required by applicable law. The stockholders for the meeting, the meeting must be dissolved. present at a duly called meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Annexure B Transaction Explanatory Memorandum Shareholder Unless the Corporations Act (or the South32 meetings constitution) requires a special resolution, resolutions are passed by a simple majority of votes cast on the Voting requirements resolution. Under the Corporations Act, a special resolution may be passed by South32 Shareholders if not less than 28 days’ notice of a general meeting is given, specifying the intention to propose the special resolution and stating the resolution. In order to pass, a special resolution requires approval of at least 75% of the votes cast by shareholders entitled to vote. The Corporations Act requires certain matters to be resolved by a company by special resolution, including: – an amendment to the company’s constitution; – the change of name of the company; – a selective reduction of capital or selective share buy-back; – the conversion of ordinary shares into preference shares; and – a decision to wind up the company voluntarily. Each South32 Share confers a right to vote at all general meetings. On a show of hands, each South32 Shareholder present in person, or by proxy, attorney or body corporate representative, has one vote. If a poll is held, South32 Shareholders present in person, or by their proxy, attorney or body corporate representative will have: – one vote for each fully paid South32 Share held; and – a fraction of a vote for each partly paid South32 Share held (equivalent to the same proportionate value as the proportion of the amount paid up on the share bears to the total amounts paid and payable (excluding amounts credited) on the share). The Alcoa Certificate of Incorporation provides that, other than any voting powers that may be granted to the holders of Alcoa’s preferred stock (if any), the holders of the outstanding Alcoa common stock have the right to vote on all matters, including the election of directors, to the exclusion of all other stockholders. All matters other than the election of directors and business combinations with interested stockholders will be determined by the affirmative vote of a majority of the shares present in person or by proxy at the meeting and entitled to vote on the matter, except as otherwise specifically provided by law, the Alcoa Certificate of Incorporation, or the Alcoa Bylaws.

Annexure B Transaction Explanatory Memorandum Shareholder meetings Shareholders’ rights to bring a resolution before a meeting Under the Corporations Act, South32 Shareholders holding at least 5% of the votes that may be cast at a general meeting, or at least 100 members who are entitled to vote at a general meeting, may by written notice to South32 propose a resolution for consideration at the next general meeting occurring more than two months after the date of the notice. Under the Alcoa Bylaws, a stockholder of record, who is entitled to notice of and vote at the meeting and who complies with the notice procedures set forth in the Alcoa Bylaws and, in the case of director nominations other than Alcoa’s nominees, the requirements of Rule 14a-19(a)(3) under the Exchange Act, must give timely written notice to Alcoa’s Secretary to bring before an annual meeting any nomination or other proper matter for stockholder action (other than stockholder proposals properly brought under Rule 14a-8 promulgated under the Exchange Act and qualifying director nominations pursuant to a proxy access notice by eligible stockholders pursuant to the provisions in the Alcoa Bylaws regarding proxy access). To be timely, the stockholder’s notice must be delivered to Alcoa’s Secretary at the principal executive offices of Alcoa not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the meeting date, the 10th day following the day on which public announcement of the date of such meeting is first made by Alcoa. Such notice must include the information required by the Alcoa Bylaws. In the event that the number of directors to be elected to the Alcoa Board is increased by the Alcoa Board, and there is no public announcement by Alcoa naming all of the nominees for director or specifying the size of the increased Board at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice will be considered timely only with respect to nominees for any new positions created by such increase, and only with respect to a stockholder who had, prior to such increase in the size of the Alcoa Board, previously submitted on a timely basis a proper written stockholder notice, if it is delivered to the Secretary by the close of business on the 10th day following the day of the public announcement first made by Alcoa.

Annexure B Transaction Explanatory Memorandum Shareholder For nominations of persons for election to the Alcoa meetings continued Board to be properly made at a special meeting, the nominations must be: – specified in Alcoa’s notice of meeting given by or at the direction of the Alcoa Board; – otherwise properly brought before the special meeting by or at the direction of the Alcoa Board; or – by any Alcoa Stockholder present in person who (i) is a stockholder of record at the time the relevant notice is given, on the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting and at the time of the annual meeting, (ii) is entitled to vote at the meeting, (iii) nominates a number of candidates that does not exceed the number of directors to be elected at such meeting and (iv) complies with the notice procedures set forth in the Alcoa Bylaws. In the event Alcoa calls a special meeting of Alcoa Stockholders for the purpose of electing one or more directors to the Alcoa Board, any such Alcoa Stockholder may nominate an individual or individuals (as the case may be) for election to such position(s) as specified in Alcoa’s notice of meeting, if the Alcoa Stockholder’s notice of such nomination is delivered to the Alcoa Secretary not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting, or if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Alcoa Board to be elected at such meeting. In addition, the Alcoa Bylaws permit an Alcoa Stockholder (or a group of no more than 20 Alcoa Stockholders) who has maintained continuous qualifying ownership of at least 3% of the aggregate voting power of shares of Alcoa eligible to vote for the election of directors for at least three years and has complied with the other requirements set forth in the Alcoa Bylaws, to submit director nominees for inclusion in Alcoa’s proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements set forth in the Alcoa Bylaws. To be timely, notice of director nominees submitted under the Alcoa Bylaws provisions must be delivered to the principal executive offices of Alcoa not less than 120 days or more than 150 days prior to the first anniversary of the date on which Alcoa commenced mailing its definitive proxy statement for the preceding year’s annual meeting. Such notice must include the information required by the Alcoa Bylaws. The maximum aggregate number of nominees nominated by Alcoa Stockholders appearing in Alcoa’s proxy statement will not exceed the greater of two or 20% of the number of directors in office as of the last day on which a proxy access notice may be delivered in accordance with the Alcoa Bylaws.

Annexure B

Transaction Explanatory Memorandum

Shareholder Meetings Voting requirements for election of directors	Under the South32 constitution, subject to eligibility of persons for election to the office of a director, members may by resolution at a general meeting appoint an eligible person to be a director, either as an addition to the existing directors or to fill a casual vacancy, but so that the total number of directors does not exceed the maximum number fixed under the constitution. Under the South32 constitution, for a person nominated by a shareholder to be eligible, the person must be nominated by the number of members required under the Corporations Act to give notice of a requisitioned resolution, and, at least 45 Business Days' but no more than 90 Business Days' notice, the company has been given a notice signed by the relevant members stating their intention to nominate the person for election and a notice signed by the person nominated stating their consent to the nomination. Resolutions to elect a director at general meetings are ordinary resolutions and are passed by a simple majority of votes cast on the resolution.	The Alcoa Bylaws provide that, subject to the rights of preferred stockholders (if any), a nominee to the Alcoa Board must be elected by (i) in the case of an uncontested election, a majority, and (ii) in the case of a contested election, a plurality of the votes cast at any meeting for the election of directors at which a quorum is present. A "majority" means votes cast "for" a director's election must exceed 50% of the number of votes cast with respect to that director's election. "Votes cast" include directions to withhold authority and exclude abstentions. Cumulative voting by Alcoa common stockholders is not permitted under the Alcoa Certificate of Incorporation.
Shareholder Meetings Voting requirements for mergers or business combinations; sale, lease or exchange of assets; other matters	Under the ASX Listing Rules, if South32 proposes to make a significant change, either directly or indirectly, to the nature or scale of its activities, it must provide full details to ASX. If the significant change involves the disposal of South32's main undertaking or if ASX otherwise requires, South32 must get the approval of its Shareholders for the change. In addition, under the South32 constitution, a transfer giving effect to a contract resulting from the acceptance of an offer made under a Proportional Takeover Bid (as defined in the South32 constitution) must not be registered unless an Approving Resolution (as defined in the South32 constitution) has been passed or is taken to have been passed in accordance with the South32 constitution. See also 'Takeovers – Takeover requirements' below.	Under the DGCL, subject to certain exceptions (including for certain mergers where the surviving corporation's certificate of incorporation is not amended and the number of shares to be issued does not exceed 20% of the shares outstanding immediately before the merger), a merger or consolidation involving Alcoa generally requires the approval of the Alcoa Board and the affirmative vote of a majority of the outstanding shares of Alcoa capital stock entitled to vote thereon. Under the DGCL, a sale, lease or exchange of all or substantially all of Alcoa's assets likewise requires the approval of the Alcoa Board and the affirmative vote of a majority of the outstanding shares of Alcoa capital stock entitled to vote thereon. The Alcoa Certificate of Incorporation does not impose any supermajority vote, class vote or other voting threshold for a merger, consolidation, or sale, lease or exchange of assets beyond that required by the DGCL. See 'Takeovers – Takeover requirements' below for voting requirements related to business combinations with interested stockholders.
Shareholder Meetings Action by Written Consent	The South32 constitution does not expressly provide for written resolutions of South32 Shareholders. In addition, the Corporations Act does not expressly provide for written shareholder resolutions for public listed companies.	The Alcoa Certificate of Incorporation provides that, subject to the rights of the holders of preferred stock (if any), any action required or permitted to be taken by Alcoa stockholders at an annual or special meeting may be taken without a meeting, without prior notice and without a vote only if a consent or consents in writing, setting forth the action taken, are signed by all of the stockholders entitled to vote with respect to the action that is the subject of the consent. The Alcoa Bylaws further provide that no written consent will be effective unless written consents signed by holders of all shares entitled to vote are delivered to and received by Alcoa within 60 days of the date the earliest-dated consent is received by Alcoa.
Directors Directors' management of the business of the company	Under the South32 constitution, the business and affairs of South32 is managed by the South32 Board. The South32 Board may exercise all the powers of the company except any powers that the Corporations Act or the South32 constitution requires South32 to exercise in a general meeting.	The Alcoa Bylaws provide that the business and affairs of Alcoa must be managed by or under the direction of the Alcoa Board. In addition to the powers and authorities expressly conferred upon them by the Alcoa Bylaws, the Alcoa Board may exercise all such powers of Alcoa and do all such lawful acts and things that are not required to be exercised or done by stockholders as per statute, the Alcoa Certificate of Incorporation, or the Alcoa Bylaws.

Annexure B

Transaction Explanatory Memorandum

Directors Number and election of directors	Under the South32 constitution, South32 must have no less than three and no more than eleven directors. The South32 Directors may at any time, appoint any eligible person as a South32 Director, either to fill a casual vacancy or as an addition to the South32 Board (provided that the total number of South32 Directors does not at any time exceed the maximum number of directors described above). A director appointed by the South32 Board (other than a managing director) holds office only until the conclusion of the next annual general meeting following his or her appointment, and a South32 Director who is not the managing director may not otherwise hold office without re-election beyond the third annual general meeting following the meeting at which the director was last elected or re-elected. South32's managing director is exempt from the election and re-election by rotation procedures under the South32 constitution.	The Alcoa Certificate of Incorporation provides that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the affirmative vote of a majority of the total number of directors that Alcoa would have if there were no vacancies. At each annual meeting of stockholders, directors will be elected to hold office for a one-year term expiring at the next annual meeting of stockholders, and until their respective successors have been duly elected and qualified or until their earlier death, resignation or removal. If any such election is not so held, such election must take place at a stockholders' meeting called and held in accordance with the DGCL. Subject to applicable law and the rights of the holders of preferred stock with respect to such series of preferred stock (if any), and unless the Alcoa Board otherwise determines, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Alcoa Board, or by a sole remaining director, and directors so chosen must hold office for a term expiring at the next annual meeting of stockholders and until such director's successor has been duly elected and qualified.
Directors Removal of directors	The South32 Shareholders may remove a South32 Director before their period of office ends by passing a resolution to do so, at a general meeting. The resolution must be passed by a majority of the votes cast by South32 Shareholders present and voting. Under the Corporations Act, South32 Directors cannot themselves remove a South32 Director from office or require a South32 Director to vacate their office.	Under the DGCL, any or all members of the Alcoa Board may be removed, with or without cause, by the holders of a majority of shares entitled to vote in the election of directors. In addition, under the Alcoa Certificate of Incorporation, subject to the rights of holders of preferred stock (if any), any director may be removed from office at any time with or without cause, at a meeting called for that purpose, by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of Alcoa common stock entitled to vote generally in the election of directors, voting together as a single class.
Amendments to constituent documents	Any amendment to the South32 constitution must be approved by a special resolution passed by South32 Shareholders present and voting on the resolution. A special resolution requires approval of at least 75% of the votes cast by South32 Shareholders entitled to vote.	Under the DGCL, unless the Alcoa Certificate of Incorporation requires a greater vote or otherwise specified in the DGCL, an amendment to the Alcoa Certificate of Incorporation requires: – a resolution of Alcoa Board; – the approval of a majority of the outstanding shares entitled to vote on the amendment; and – the approval of a majority of the outstanding shares of each class entitled to vote on the amendment as a class, if any. The Alcoa Certificate of Incorporation provides that it may be amended in the manner prescribed by the DGCL. Subject to Delaware law, the Alcoa Board has the power to adopt, amend, alter, change or repeal the Alcoa Bylaws. The Alcoa Bylaws may also be altered, amended or repealed, or new bylaws enacted, at any special meeting of stockholders duly called for that purpose (with notice of such purpose given in the notice of such special meeting) or at any annual meeting, by the affirmative vote of a majority of the voting stock.

Annexure B Transaction Explanatory Memorandum

Issue of new shares	Subject to specific exceptions, the ASX Listing Rules apply to restrict South32 from issuing, or agreeing to issue, more equity securities (including shares and options), than the number calculated as follows in any 12 month period without the approval of South32 Shareholders – 15% of the total of: – the number of South32 Shares on issue 12 months before the date of the issue or agreement to issue; plus – the number of South32 Shares issued in the 12 months under a specified exception; plus – the number of partly paid ordinary South32 Shares that became fully paid in the 12 months; plus – the number of South32 Shares issued in the 12 months with South32 Shareholder approval; less – the number of South32 Shares cancelled in the 12 months. The number of equity securities issued or agreed to be issued in the 12 months but not under a specified exception or with South32 Shareholder approval is then subtracted from the sum of the above. Subject to certain exceptions, the ASX Listing Rules require the approval of South32 Shareholders by ordinary resolution in order for South32 to issue shares or options to South32 Directors. Under the South32 constitution, the South32 Directors may issue, allot or grant options for, or otherwise dispose of, shares in South32, subject to the Corporations Act, the ASX Listing Rules and any rights conferred on the holders of any shares or class of shares.	The Alcoa Board may by resolution create and authorize the issuance of one or more series of preferred stock and, in connection with the creation of each such series, fix the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions of such series, including voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights to the fullest extent now or hereafter permitted by the Alcoa Certificate of Incorporation and the laws of the State of Delaware. Under the NYSE listing rules, stockholder approval is required for certain significant issuances of securities, including issuances (in each case subject to certain exceptions): – in connection with new or materially amended equity compensation plans; – to a related party (including directors, officers, substantial security holders and their affiliates); or – in any transaction if the number of shares or voting power of common stock is, or will be upon issuance, equal to or in excess of 20% of the number of shares or voting power of common stock outstanding before the issuance of such common stock (or of securities convertible into or exercisable for common stock).
Authorised capital	There is no authorised capital concept under Australian law.	Alcoa is authorised to issue 750,000,000 shares of common stock at a par value of $0.01 per share and 100,000,000 shares of preferred stock at a par value of $0.01 per share.
Share buy backs and redemptions	Under the Corporations Act, different procedures apply to buy-backs of South32 Shares depending on the type of buy-back. Generally, South32 may buy-back its own shares if the buy-back does not materially prejudice its ability to pay creditors. Generally, if all shareholders are given an equal opportunity to have their shares bought back and the buy-back would result in South32, during the 12 month period prior to and including the buy-back, acquiring 10% or more of the smallest number of votes attaching to voting shares on issue in South32, then an ordinary resolution of South32 Shareholders would be required. A selective buy-back, where not all shareholders are given an equal opportunity to access the buy-back, would require a special resolution of South32 Shareholders whose shares are not being bought back. South32 Shares that have been bought back must be cancelled.	Under the DGCL, Alcoa is permitted to buy back its shares, provided that it does not impair Alcoa's capital and subject to certain other limitations.

Annexure B
Transaction Explanatory Memorandum

Variation of class rights	Under the Corporations Act, rights attaching to any class of share in South32 may only be varied: – by a special resolution passed at the meeting of the shareholders entitled to vote and holding shares in that class; or – with the written consent of shareholders with at least 75% of the votes in the class.	Under the DGCL, the holders of the outstanding shares of a class of stock of Alcoa are entitled to vote as a class upon any proposed amendment to the Alcoa Certificate of Incorporation that will: – increase or decrease the number of authorized shares of the class; – increase or decrease the par value of the shares of the class; or – alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely. Such a proposed amendment requires the approval of a majority of the outstanding shares of each class entitled to vote thereon.
Protection of minority shareholders and the oppression remedy	Under the Corporations Act, any South32 Shareholder can bring an action in cases of conduct which is contrary to the interests of South32 Shareholders as a whole, or oppressive to, unfairly prejudicial to, or unfairly discriminatory against, any South32 Shareholder(s), whether in their capacity as a shareholder or in any other capacity. Former South32 Shareholders can also bring an action if it relates to the circumstances in which they ceased to be a South32 Shareholder. A statutory derivative action may also be instituted by a South32 Shareholder, a former South32 Shareholder or person entitled to be registered as a South32 Shareholder. In all cases, leave of the court is required. Such leave will be granted if the court is satisfied that: – it is probable that South32 will not itself bring the proceedings or properly take responsibility for them or for the steps in them; – the applicant is acting in good faith; – it is in the best interests of South32 that the applicant be granted leave; – if the applicant is applying for leave to bring proceedings, there is a serious question to be tried; and – either, at least 14 days before making the application, the applicant gave written notice to South32 of the intention to apply for leave or the reasons for applying, or it is otherwise appropriate to grant leave.	Under Delaware law, in certain circumstances, an Alcoa stockholder may be entitled to bring (i) a derivative action on behalf of Alcoa to enforce a right that Alcoa may properly assert and that Alcoa has failed to properly assert, or (ii) a direct claim for harm to such Alcoa stockholder. Under the DGCL, an Alcoa stockholder who wishes to bring a derivative action must meet certain requirements, including that such stockholder was an Alcoa stockholder at the time of the transaction of which such stockholder complains or that such stockholder's shares thereafter devolved upon such stockholder by operation of law. In addition, an Alcoa stockholder who wishes to bring a derivative action must make a demand on the Alcoa Board to assert the corporate claim, unless that demand would be futile.
Appraisal and Dissenters Rights	There is no appraisal and dissenter rights concept under Australian law.	Under Section 262 of the DGCL, Alcoa stockholders who comply with the applicable statutory requirements are, in certain circumstances, entitled to appraisal rights in connection with a merger or consolidation, pursuant to which a dissenting stockholder may elect to have the "fair value" of its shares (exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest) judicially determined by the Delaware Court of Chancery and paid in cash in lieu of the consideration that the stockholder would otherwise receive.

Annexure B

Transaction Explanatory Memorandum

Source and payment of dividends and distributions	Under the Corporations Act, South32 must not pay a dividend unless: – South32's assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; – the payment of the dividend is fair and reasonable to South32 Shareholders as a whole; and – the payment of the dividend does not materially prejudice South32's ability to pay creditors. Subject to the Corporations Act, ASX Settlement Operating Rules, the South32 constitution and the terms of issue or rights of any shares with special rights to dividends, the South32 Directors may declare or determine that a dividend is payable, fix the amount and time for payment and authorise the method of payment of a dividend.	Under the DGCL, Alcoa may only pay dividends out of either surplus (as determined under the DGCL) or, if there is no surplus, its net profits for the current and/or the immediately preceding fiscal year. Under the Alcoa Bylaws, the Alcoa Board may from time to time declare, and Alcoa may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the Alcoa Board.
Remuneration of directors and officers	Under the ASX Listing Rules, the maximum amount to be paid to South32 Directors for their services as directors (other than the salary of an executive director) is not to exceed the amount approved by South32 Shareholders. South32's annual report includes a remuneration report within the directors report. This remuneration report is required to include a discussion of the South32 Board's policy in relation to remuneration of key management personnel of South32. Under the Corporations Act, a listed company such as South32 must put its remuneration report to a shareholder vote at its annual general meeting. If in two consecutive annual general meetings, 25% or more of the votes cast on the resolution vote against adopting the remuneration report, a 'spill resolution' must then be put to shareholders. A spill resolution is a resolution that a spill meeting be held and all directors (other than a managing director who is exempt from the requirement by rotation requirements) cease to hold office immediately before the end of the spill meeting. If the spill resolution is approved by the majority of votes cast on the resolution, a spill meeting must be held within 90 days at which directors wishing to remain must stand for re-election.	Under the DGCL, unless otherwise restricted by the Alcoa Certificate of Incorporation or the Alcoa Bylaws, the Alcoa Board has the authority to fix the compensation of directors. Under United States securities laws, Alcoa is required to disclose certain information about its policies and practices related to compensation for directors and executive officers. United States' publicly traded companies are also required to hold advisory (i.e. non-binding) shareholder votes on: – executive compensation ("say-on-pay votes") at least once every three years; and – the frequency of such say-on-pay votes at least once every six years, in order to allow shareholders to express their views on a company's compensation decisions. Alcoa currently holds the say-on-pay vote every year.
Retirement benefits	The Corporations Act provides that, in respect of termination benefits payable to a person holding a managerial or executive office in the company (including a director or member of key management personnel), shareholder approval is required if the total value of the benefits exceeds one year of that person's base salary.	There is no limit on, or requirement of stockholder approval for, the payment of any termination or retirement benefits to directors and officers in the DGCL, the Alcoa Certificate of Incorporation or the Alcoa Bylaws, or the NYSE listing rules. Under United States securities laws, Alcoa is required to disclose certain information about its retirement and other post-employment compensation for Alcoa Directors and Alcoa Executive Officers.

Annexure B Transaction Explanatory Memorandum Fiduciary duties of Under Australian law, the directors and officers of a Under Delaware law, Alcoa Directors owe fiduciary directors and company such as South32 are subject to a range of duties, including the duty of care and the duty of loyalty, officers duties including duties to: to Alcoa and Alcoa Stockholders. The duty of care generally requires Alcoa Directors to inform themselves – act in good faith in the best interests of the of all reasonably available information before making company; business decisions on behalf of Alcoa and to act with – act for a proper purpose; requisite care in discharging their duties to Alcoa. The – not fetter their discretion (in the case of directors duty of loyalty generally requires Alcoa Directors to act only); in good faith and in Alcoa’s best interests instead of their personal interests, and avoid conflicts of interest – exercise care and diligence in the performance of and self-dealing. their duties; – avoid conflicts of interest; – not use their position to gain advantage for themselves or someone else, or to cause detriment to the company; – not misuse information which they have gained through their position to gain advantage for themselves or someone else, or to cause detriment to the company; and – otherwise act in accordance with the Corporations Act and, subject to the provisions of the Corporations Act and South32’s constitution.

Annexure B Transaction Explanatory Memorandum Release from Under Australian law, South32 cannot: liability and – exempt an officer or auditor from liability to South32 indemnification of incurred in their capacity as an officer or auditor; directors and officers – indemnify an officer or auditor against a liability owed to South32 or a Related Body Corporate; and – indemnify an officer or auditor against the legal costs incurred in defending certain legal proceedings, including proceedings in which the person is found liable to South32 or a Related Body Corporate. The South32 constitution contains a provision requiring South32 to indemnify on a full indemnity basis and to the full extent permitted by law, each person who is or has been a director, alternate director or executive officer of South32, and any other officer or former officer of South32 or of a Related Body Corporate that the South32 Board has determined should be covered against all losses, liabilities, costs, charges and expenses incurred by that person as an officer of South32 or of a Related Body Corporate. The Alcoa Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, the Alcoa Directors will under no circumstances have any personal liability to Alcoa or its stockholders for any monetary damages for breach of a fiduciary duty as an Alcoa Director. Any amendment, modification or repeal of the foregoing sentence must not adversely affect any right or protection of an Alcoa Director with respect to any act or omission occurring prior to the time of such amendment, modification or repeal. If the DGCL is amended to further eliminate or limit the liability of a director, then a director of Alcoa, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, will not be liable to the fullest extent permitted by the amended DGCL. The Alcoa Bylaws provide that Alcoa will indemnify to the fullest extent permitted by the DGCL, any person made, or threatened to be made a party, to any action, suit or proceeding by reason of the fact that such person was a director or officer of Alcoa or, while serving as a director or officer of Alcoa, is or was serving at the request of Alcoa as a director, officer, trustee, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Alcoa. The Alcoa Bylaws further provide that Alcoa must indemnify any such covered person seeking indemnification in connection with a proceeding initiated by such covered person only if such proceeding (or part thereof) was authorized by the Alcoa Board. The Alcoa Bylaws also provide that, to the fullest extent permitted by the DGCL, each covered person has the right to be paid by Alcoa the expenses incurred in connection with any proceeding in advance of its final disposition, will reimburse or advance to any such person the funds necessary for payment of expenses, including attorneys’ fees, incurred in connection with any such proceeding, upon receipt of a written undertaking by such person to repay such amount(s) if it is ultimately determined that such person is not entitled to be indemnified by Alcoa. In addition, Alcoa has entered into indemnification agreements with each of its directors and officers. A copy of the form of indemnification agreement is filed as an exhibit to the Form S-4.

Annexure B Transaction Explanatory Memorandum Transactions involving directors, officers or other related parties The Corporations Act prohibits a public company such as South32 from giving a related party a financial benefit unless it: – obtains the approval of shareholders and gives the benefit within 15 months after receipt of such approval; or – the financial benefit is exempt. A related party is defined by the Corporations Act to include any entity which controls the public company, directors of the public company, directors of any entity which controls the public company and, in each case, spouses and certain relatives of such persons. Exempt financial benefits include indemnities, insurance premiums and payments for legal costs which are not otherwise prohibited by the Corporations Act and benefits given on arm’s length terms. The ASX Listing Rules prohibit a listed entity such as South32 from acquiring a substantial asset (an asset the value or consideration for which is 5% or more of the entity’s equity interests) from, or disposing of a substantial asset to, certain related parties of the entity, unless it obtains the approval of shareholders. The related parties include directors, persons who have or have had (in aggregate with any of their Associates) in the prior six month period an interest in 10% or more of the shares in the company and, in each case, any of their Associates. The provisions apply even where the transaction may be on arm’s length terms. The ASX Listing Rules also prohibit a listed entity such as South32 from issuing or agreeing to issue shares to a director unless it obtains the approval of shareholders or the share issue is exempt. Exempt share issues include issues made pro rata to all shareholders, under an underwriting agreement in relation to a pro rata issue, under certain dividend or distribution plans or under an approved employee incentive plan. The Corporations Act generally requires a South32 Director who has a material personal interest in a matter that relates to the affairs of South32 to give the other South32 Directors notice of that interest. That South32 Director must not be present at a meeting where the matter is being considered or vote on the matter unless the other South32 Directors or ASIC approve, or the matter is not one which requires disclosure under the Corporations Act. Under the Corporations Act, failure of a South32 Director to disclose a material personal interest, or voting despite a material personal interest, does not affect the validity of a contract in which the South32 Director has an interest. South32 Directors, when entering into transactions with South32, are subject to the common law and statutory duties to avoid conflicts of interest. Under the DGCL, a contract or transaction between Alcoa and one or more of its directors or officers will not be void or voidable solely for this reason, or solely because a director or officer is present at or participates in the meeting of the Alcoa Board or a committee of the Alcoa Board which authorizes the contract or transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if: – material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Alcoa Board or such committee, and the Alcoa Board or such committee in good faith authorizes the contract or transaction by a majority of the disinterested directors, even if the disinterested directors may be less than a quorum; – material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to Alcoa stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of Alcoa Stockholders; or – the contract or transaction is fair as to Alcoa as of the time it is authorized, approved or ratified by the Alcoa Board, a committee of the Alcoa Board or the Alcoa stockholders. In addition, under the DGCL, interested directors may be counted in determining the presence of a quorum at a meeting of the Alcoa Board or a committee of the Alcoa Board which authorizes the contract or transaction. Under the DGCL, transactions between Alcoa and one or more of its directors or officers, or in which a director or officer has a financial interest will not be the subject of equitable relief or an award of damages by reason of a fiduciary duty claim based on that interest if: – the material facts as to the interested person’s relationship or interest and as to the transaction are disclosed or known to the Alcoa Board or a committee thereof and the transaction is authorized in good faith by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum; – the material facts are disclosed or known to the Alcoa stockholders entitled to vote thereon and the transaction is approved or ratified in good faith by an informed, uncoerced affirmative vote of a majority of the votes cast by the disinterested stockholders; or – the transaction is fair as to Alcoa and its stockholders as of the time it is authorized, approved or ratified by the Alcoa Board, a committee of the Alcoa Board or the Alcoa stockholders. For these purposes, a director or stockholder is generally “disinterested” only if the person is not a party to the transaction and does not have a material interest in it (or, in the case of a controlling-stockholder transaction, a material relationship with the controlling stockholder).

Annexure B Transaction Explanatory Memorandum Transactions In addition, under United States securities laws, Alcoa is involving directors, required to disclose certain information about certain officers or other recent or proposed transactions in which: related parties – the amount involved exceeds US$120,000; and continued – any related person (including any director, officer or beneficial owner of more than 5% of any class of voting securities of Alcoa) had or will have a direct or indirect material interest, including the name of the related person, the related person’s interest in the transaction, the approximate dollar value of the amount involved in the transaction, the approximate dollar value of such interest and other material information.

Annexure B Transaction Explanatory Memorandum Disclosure South32 is a ‘disclosing entity’ for the purposes of the obligations Corporations Act and subject to the periodic and continuous disclosure requirements of the Corporations Act and the ASX Listing Rules. Broadly, these obligations include the requirement, subject to exceptions for certain confidential information, to notify ASX immediately of any information of which it becomes aware that a reasonable person would expect to have a material effect on the price or value of South32 Shares. South32 is also required to make announcements to the ASX on specified issues. Some of these announcements are required on a regular basis, including notifying ASX of proxy voting results at the annual general meeting, providing dividend details and providing copies of notices of meeting. Other one-off announcements are required depending upon a company’s individual circumstances at a particular time. These obligations apply in addition to South32’s continuous disclosure obligations. South32 is also required to prepare and lodge with ASIC and ASX both yearly and half-yearly financial statements accompanied by a directors’ declaration and report, and a yearly audit report and half-yearly review report. All announcements provided to ASX must also be provided to LSE and JSE, and South32 is required to comply with the applicable LSE Listing Rules and JSE Listings Requirements. Alcoa is listed on ASX as a Foreign Exempt Listing and is exempt from complying with most of the ASX listing rules, including the Australian continuous disclosure regime set out in ASX listing rule 3.1. However, Alcoa must provide to ASX a copy of each public filing it makes with the SEC. Under United States securities laws, Alcoa is required to file with the SEC certain documents periodically or upon the occurrence of certain events, including: – annual reports on Form 10-K within 60 days after the fiscal year end, containing among other things, a description of the business, Alcoa’s audited financial statements, management’s discussion and analysis of financial condition and results of operation, material pending legal proceedings, and disclosures about certain material risks; – quarterly reports on Form 10-Q within 40 days after the end of each of the first three fiscal quarters, containing, among other things, Alcoa’s unaudited financial statements, management’s discussion and analysis of financial condition and results of operation, commencement or termination of material legal proceedings or material developments to previously disclosed material legal proceedings, and disclosures regarding certain material changes from previously disclosed risks; and – current reports on Form 8-K, upon the occurrence of certain specified significant events (generally within four business days of a specified event), which include, but are not limited to, entry into, material amendment to, or termination of, a material definitive agreement, bankruptcy proceedings, receipt of certain notices and orders under US mine safety laws, completion of an acquisition or disposition of a significant amount of assets, releases disclosing material non-public information regarding results of operations or financial condition, receipt of notice of delisting or failure to satisfy a continued listing rule or standard, changes in certifying accountants and non-reliance on previously issued financial statements, material modifications to rights of security holders, election of directors, appointment of principal officers, departures of directors or principal officers, amendments to articles of incorporation or bylaws, the results of stockholder votes, and any known changes in control. Under Section 204.00 of the NYSE Listed Company Manual, Alcoa must give prompt notice to the NYSE regarding certain significant actions and events, including corporate name changes, changes in the character or nature of Alcoa’s business, change of auditors, fixing of stockholders’ record dates or closing of transfer books for any purpose, any dividend actions or actions relating to stock distributions, material dispositions of assets, and changes of directors or officers. – Alcoa is required to present its financial statements in accordance with U.S. GAAP. US public companies are permitted to provide non-U.S. GAAP financial measures so long as such measures are not misleading and are in compliance with applicable SEC rules and regulations, which include, but are not limited to, the requirement that a company must present the most directly comparable U.S. GAAP financial measure and provide a reconciliation of the non-U.S. GAAP financial measure to the most directly comparable U.S. GAAP financial measure.

Annexure B Transaction Explanatory Memorandum Disclosure An Independent Registered Public Accounting Firm is obligations required to conduct its audits of Alcoa annual financial continued statements in accordance with the standards of the PCAOB. The PCAOB standards require that auditors plan and perform their audits to obtain reasonable assurance about whether financial statements are free of material misstatement, whether due to error or fraud. The financial statements are the responsibility of Alcoa’s management. The auditor is responsible for expressing an opinion on Alcoa’s financial statements based on its audits. The objective of audits of financial statements by independent auditors under PCAOB standards is to express an opinion on the fairness with which the financial statements present, in all material respects, financial position, results of operations, and its cash flows in conformity with U.S. GAAP. Disclosure of A person who obtains voting power of 5% or more in an A person who acquires, or a group of persons who substantial ASX listed company is required to publicly disclose that acquire, directly or indirectly beneficial ownership of shareholders fact within two business days via the filing of a more than 5% of a voting class of a company’s equity substantial holding notice. A person’s voting power securities registered under section 12 of the Exchange consists of their own Relevant Interest in shares plus the Act is required to file a Schedule 13D with the SEC Relevant Interests of their Associates. A further notice within 5 US business days after the acquisition. needs to be filed within two business days after each However, depending upon the facts and circumstances, subsequent voting power change of 1% or more, and including whether the person or group has acquired the after the person ceases to have voting power of 5% or security with no intent of influencing control of the more. The notice must attach all documents which issuer, the person or group of persons may be eligible contributed to the voting power the person obtained, or to file the more abbreviated Schedule 13G in lieu of provide a written description of arrangements which are Schedule 13D. not in writing. Any material changes in the facts contained in a Schedule 13D (including a material increase or decrease in the percentage of the class of equity securities that are beneficially owned by the person or group making the filing) requires disclosure within 2 US business days. Similarly, any material change in the facts contained in a Schedule 13G requires an amendment within 45 days after the end of each calendar quarter in which the material change occurred.

Annexure B Transaction Explanatory Memorandum

Takeovers Takeover requirements	Australian law restricts a person from acquiring control of voting shares in South32 where, as a result of the acquisition, that person's or someone else's voting power in South32 increases from 20% or below to more than 20%, or from a starting point that is above 20% and below 90%. Exceptions to this restriction include: – an acquisition of no more than 3% of the voting shares in South32 within a six month period; – an acquisition approved by an ordinary resolution (requiring more than 50% of votes cast) of South32 Shareholders, but with no votes cast in favour by the person proposing to make the acquisition or their Associates; – an acquisition made under a takeover bid conducted in accordance with Australian law; or – an acquisition that results from a court-approved compromise or arrangement that requires approval by a majority in number and at least 75% of the votes cast by South32 Shareholders in each class on which the arrangement will be binding. Takeover bids must treat all shareholders alike and must not involve any collateral benefits. Various restrictions about conditional offers exist and there are also restrictions concerning the withdrawal and suspension of offers. South32 Shareholders may be required to sell their South32 Shares: – under compulsory acquisition requirements, such as where a bidder has made a takeover offer for all shares in a class and the bidder acquires a Relevant Interest in at least 90% (by number) of shares in the class (having acquired at least 75% of the shares the bidder offered to acquire); or – pursuant to a court-approved compromise or arrangement.	Under the DGCL, if a person acquires 15% or more of Alcoa's voting shares (such person, an interested stockholder), then Alcoa may not engage in certain business combinations with such interested stockholder for the three years following the time the stockholder became an interested stockholder unless: – the Alcoa Board had approved either the business combination (as defined in the DGCL) or the transaction that resulted in the person becoming an interested stockholder; – upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Alcoa's voting shares (with certain exceptions); or – the business combination is approved by the Alcoa Board and authorized at an annual or special meeting of stockholders (and not by written consent) by 2/3 of the outstanding voting shares not owned by the interested stockholder.
Takeovers Takeover protections	Under Australian takeovers legislation and policy, boards of Australian companies are limited in the additional non-statutory defensive mechanisms that they can put in place to discourage or defeat a takeover bid. Therefore, it is likely that the adoption of certain anti-takeover mechanisms by the South32 Board, without shareholder approval, such as a shareholders' rights plan (or so-called 'poison pill'), would give rise to a declaration of unacceptable circumstances by the Australian Takeovers Panel if it discouraged or defeated a takeover bid.	Under Delaware law, there are a number of defensive mechanisms available to protect the corporation and its stockholders against hostile takeover bids. In particular, shareholder rights plans, which have been generally upheld by the Delaware courts, can protect a corporation and its stockholders from non-negotiated hostile takeover attempts made at unfair or inadequate prices or by coercive or unfair tactics. Under the DGCL, Alcoa may also enter into contracts with one or more current or prospective stockholders, in exchange for such minimum consideration as determined by the Alcoa Board, under which Alcoa agrees to governance-related covenants, including covenants restricting or requiring the approval or consent of one or more stockholders before Alcoa takes or refrains from taking specified corporate actions. Certain provisions of the Alcoa Certificate of Incorporation and the Alcoa Bylaws may have the effect of restricting takeovers, such as provisions: – authorizing the Alcoa Board to issue any series of preferred stock and to fix the designations, powers, preferences and rights thereof; – requiring notice of an Alcoa Stockholder's intention to nominate directors or submit proposals at an Alcoa Stockholder's meeting; and – prohibiting stockholders from acting by written consent unless such consent is unanimous.

Annexure B Transaction Explanatory Memorandum Restrictions on The ASX Listing Rules contain restrictions on listed Under the DGCL, in the case of a transaction between transactions with companies, such as South32, acquiring or disposing of Alcoa and a controlling stockholder or control group significant substantial assets from or to a substantial shareholder that is not a going-private transaction, the controlling shareholders who, along with their associates, holds at least 10% of stockholder and the directors and officers will not be the company’s voting securities (or has in the last six liable for equitable relief or damages by reason of the months), without disinterested shareholder approval. controlling stockholder’s interest if the transaction is: Substantial assets are assets that represent at least 5% – approved or recommended by a committee of the of the company’s equity interests (essentially 5% of its Alcoa Board consisting of at least two directors, each net asset value), as set out in the latest financial of whom is determined to be disinterested, to which statements. Shareholder approval for such transactions the Alcoa Board has expressly delegated the requires a simple majority of votes cast by the authority to negotiate and to reject the transaction company’s ordinary shareholders, with parties to the and which acts in good faith and with due care after transaction (and their Associates) not voting. disclosure of the material facts; or – conditioned, at or prior to the time it is submitted for stockholder approval, on the approval or ratification by an informed, uncoerced affirmative vote of a majority of the votes cast by the disinterested stockholders after disclosure of the material facts. In the case of a going-private transaction involving a controlling stockholder, both such disinterested committee approval and such disinterested stockholder approval are required. For these purposes, a director or stockholder is generally “disinterested” only if the person is not a party to the transaction and does not have a material interest in it (or, in the case of a controlling-stockholder transaction, a material relationship with the controlling stockholder). A controlling stockholder is not otherwise liable in such transactions for monetary damages except for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) any transaction from which the controlling stockholder derived an improper personal benefit. Right to inspect Under Australian law, the register of shareholders of a Under the DGCL, for at least 10 days before any register of company is usually kept at the registered office or meeting of the Alcoa Stockholders, a complete list of shareholders principal place of business in Australia of the company, the Alcoa Stockholders entitled to vote at such meeting and must be available for inspection to shareholders must be made and be open to examination by any free of charge at all times when the registered office is Alcoa stockholder for any purpose germane to such open to the public. meeting for a period of 10 days ending on the day before the meeting date. If a person asks South32 for a copy of the South32 Register (or any part of the South32 Register) and pays the requested fee (up to a prescribed amount), South32 must give that person the copy within seven days of the date on which South32 receives such payment. Right to inspect Under the Corporations Act, a shareholder must obtain The Alcoa Certificate of Incorporation and the Alcoa corporate books a court order to obtain access to a company’s corporate Bylaws are on file with the SEC. Under the DGCL, upon and records books. The applicant must be acting in good faith and written demand under oath stating the purpose thereof, be making the inspection for a proper purpose. each Alcoa stockholder has the right during usual business hours to inspect for any proper purpose Alcoa’s stock ledger, stockholder list and certain books and records, and to make copies and extracts from those documents. If Alcoa refuses to permit such inspection or does not reply to the stockholder’s written demand within 5 US business days, the relevant Alcoa stockholder may apply to the Delaware Court of Chancery for an order to compel inspection.

Annexure B Transaction Explanatory Memorandum Restrictions on The ASX Listing Rules contain restrictions on listed Under the DGCL, in the case of a transaction between transactions with companies, such as South32, acquiring or disposing of Alcoa and a controlling stockholder or control group significant substantial assets from or to a substantial shareholder that is not a going-private transaction, the controlling shareholders who, along with their associates, holds at least 10% of stockholder and the directors and officers will not be the company’s voting securities (or has in the last six liable for equitable relief or damages by reason of the months), without disinterested shareholder approval. controlling stockholder’s interest if the transaction is: Substantial assets are assets that represent at least 5% – approved or recommended by a committee of the of the company’s equity interests (essentially 5% of its Alcoa Board consisting of at least two directors, each net asset value), as set out in the latest financial of whom is determined to be disinterested, to which statements. Shareholder approval for such transactions the Alcoa Board has expressly delegated the requires a simple majority of votes cast by the authority to negotiate and to reject the transaction company’s ordinary shareholders, with parties to the and which acts in good faith and with due care after transaction (and their Associates) not voting. disclosure of the material facts; or – conditioned, at or prior to the time it is submitted for stockholder approval, on the approval or ratification by an informed, uncoerced affirmative vote of a majority of the votes cast by the disinterested stockholders after disclosure of the material facts. In the case of a going-private transaction involving a controlling stockholder, both such disinterested committee approval and such disinterested stockholder approval are required. For these purposes, a director or stockholder is generally “disinterested” only if the person is not a party to the transaction and does not have a material interest in it (or, in the case of a controlling-stockholder transaction, a material relationship with the controlling stockholder). A controlling stockholder is not otherwise liable in such transactions for monetary damages except for (i) breaches of the duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) any transaction from which the controlling stockholder derived an improper personal benefit. Right to inspect Under Australian law, the register of shareholders of a Under the DGCL, for at least 10 days before any register of company is usually kept at the registered office or meeting of the Alcoa Stockholders, a complete list of shareholders principal place of business in Australia of the company, the Alcoa Stockholders entitled to vote at such meeting and must be available for inspection to shareholders must be made and be open to examination by any free of charge at all times when the registered office is Alcoa stockholder for any purpose germane to such open to the public. meeting for a period of 10 days ending on the day before the meeting date. If a person asks South32 for a copy of the South32 Register (or any part of the South32 Register) and pays the requested fee (up to a prescribed amount), South32 must give that person the copy within seven days of the date on which South32 receives such payment. Right to inspect Under the Corporations Act, a shareholder must obtain The Alcoa Certificate of Incorporation and the Alcoa corporate books a court order to obtain access to a company’s corporate Bylaws are on file with the SEC. Under the DGCL, upon and records books. The applicant must be acting in good faith and written demand under oath stating the purpose thereof, be making the inspection for a proper purpose. each Alcoa stockholder has the right during usual business hours to inspect for any proper purpose Alcoa’s stock ledger, stockholder list and certain books and records, and to make copies and extracts from those documents. If Alcoa refuses to permit such inspection or does not reply to the stockholder’s written demand within 5 US business days, the relevant Alcoa stockholder may apply to the Delaware Court of Chancery for an order to compel inspection. Annexure B Transaction Explanatory Memorandum Winding up Under Australian law, an insolvent company may be Under the DGCL, Alcoa may be dissolved if: wound up by a liquidator appointed either by creditors – a majority of the Alcoa Board adopts a resolution to or by the court. Directors cannot use their powers after approve dissolution at a board meeting called for a liquidator has been appointed. If there are funds left that purpose and thereafter notice of a stockholder over after payment of the costs of the liquidation, and meeting to take action on the matter is given to each payments to other priority creditors, including Alcoa stockholder entitled to vote thereon; employees, the liquidator will pay these to unsecured creditors as a dividend. These shareholders rank behind – a majority of outstanding shares entitled to vote on the creditors and are, therefore, unlikely to receive any the matter votes for the proposed dissolution at the dividend in an insolvent liquidation. stockholders’ meeting called for that purpose; and – a certification of dissolution is thereafter filed with Under Australian law, shareholders of a solvent the Delaware Secretary of State. The DGCL also company may decide to wind up the company if the permits Alcoa Stockholders to authorize the directors are able to form the view that the company dissolution of Alcoa without board action if all of the will be able to pay its debts in full within 12 months after Alcoa stockholders entitled to vote on the matter the commencement of the winding up. provide written consent to dissolution and a A meeting at which a decision is made to wind up a certificate of dissolution is filed with the Delaware solvent company requires at least 75% of votes cast by Secretary of State. the shareholders present and voting. The South32 constitution provides that on winding up, the liquidator may, with the sanction of a special resolution, divide among the South32 Shareholders the whole or any part of South32’s property and decide how the division is to be carried out as between the shareholders or different classes of shareholders. Forum for Under the South32 constitution, each member submits The Alcoa Certificate of Incorporation provides that, Adjudication of to the non-exclusive jurisdiction of the Supreme Court unless the Alcoa Board otherwise determines, the sole Disputes of the state or territory in which South32 is taken to be and exclusive forum for (i) any derivative action or registered for the purposes of the Corporations Act proceeding brought on behalf of Alcoa, (ii) any action (being, New South Wales), the Federal Court of Australia asserting a claim for, or based on, a breach of a fiduciary and the courts which may hear appeals from those duty owed by any current or former director, officer or courts. other employee of Alcoa to Alcoa or its stockholders, (iii) any action asserting a claim against Alcoa or any current or former director, officer or other employee arising pursuant to any provision of the DGCL, the Alcoa Certificate of Incorporation or the Alcoa Bylaws, (iv) any action asserting a claim related to or involving Alcoa that is governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as defined in Section 115 of the DGCL, will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware). In addition, the Alcoa Bylaws provide that the federal district courts of the United States are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. These provisions do not apply to claims arising under the Securities Exchange Act of 1934, for which the federal courts have exclusive jurisdiction.

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